As Filed with the Securities and Exchange Commission on August 27, 2002
Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MindArrow Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	77-0511097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2120 Main Street, Suite 200

Huntington Beach, California 92648
Telephone: (714) 536-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael R. Friedl

Chief Financial Officer
MindArrow Systems, Inc.
2120 Main Street, Suite 200
Huntington Beach, California 92648
Telephone: (714) 536-6200
(Address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Allen Z. Sussman, Esq.	David F. Evans, Esq.
Morrison & Foerster LLP	Snell & Wilmer, L.L.P.
555 West Fifth Street, Suite 3500	15 West South Temple, Suite 1200
Los Angeles, California 90013-1024	Gateway Tower West
(213) 892-5200	Salt Lake City, Utah 84101 (801) 257-1900

     Approximate date of commencement of proposed sale of the securities to the public: At the effective time of the merger of a wholly owned subsidiary of the Registrant with Category 5 Technologies, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction of all conditions to the closing of such merger.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

	Amount to be		Proposed maximum	Proposed maximum		Amount of
Title of each class of securities to be registered	registered		offering price per unit	aggregate offering price		registration fee

Common stock, $0.001 par value	47,794,154	(1)	Not applicable	$11,653,504	(2)	$1,073.00

Warrants to acquire common stock	9,504,069		Not applicable	$95,041	(3)	$9.00

Common stock issuable upon exercise of warrants		(4)	(4)		(4)	(4)

(1)	The Registrant is offering 38,290,085 shares of its common stock plus an additional 9,504,069 shares of common stock upon exercise of warrants to acquire common stock, which together is the maximum number of shares of common stock that the Registrant is expected to issue in connection with the merger described herein to holders of shares of common stock of Category 5 Technologies, Inc.

(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. Pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act, the registration fee has been calculated based on (i) $0.70, the average of the bid and asked prices of Category 5 Technologies, Inc. common stock as reported on the over-the-counter bulletin board as of a date within five business days prior to the date of the filing of this registration statement and (ii) the maximum number of shares of Category 5 Technologies, Inc. common stock to be acquired by the Registrant in the merger.

(3)	Calculated pursuant to Rule 457(i) under the Securities Act based on $0.01, the exercise price per share of the warrants to acquire common stock.

(4)	Included in the amounts indicated for the 47,794,154 shares of common stock being registered hereby.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated                     , 2002

MINDARROW PROSPECTUS

MINDARROW AND CATEGORY 5 JOINT PROXY STATEMENT

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE

      The boards of directors of MindArrow Systems, Inc. and Category 5 Technologies, Inc. have agreed on a merger of Category 5 with and into a subsidiary of MindArrow. If we complete the merger, Category 5 will become a wholly owned subsidiary of MindArrow and Category 5 stockholders will receive, for each share of Category 5 common stock that they own:

•	2.3 shares of MindArrow common stock, representing 55.3% of the total outstanding shares of MindArrow immediately following the merger, and

•	a warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc., following the merger.

      MindArrow stockholders will continue to own their existing shares following the merger. We cannot complete the merger unless the stockholders of MindArrow and Category 5 approve the merger.

      The board of directors of MindArrow is also submitting, for a vote of MindArrow stockholders only, proposals to authorize the board of directors to effect up to a one for ten reverse stock split and to change the name of MindArrow to Avalon Digital Marketing Systems, Inc.

      MindArrow common stock is traded on the Nasdaq SmallCap Market under the trading symbol “ARRW,” and on August 15, 2002, the closing price of MindArrow common stock was $0.45 per share.

      This joint proxy statement/ prospectus provides you with detailed information about the proposals. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. In particular, please consider the matters discussed under “Risk Factors” on page 24 of this joint proxy statement/ prospectus.

      Whether or not you plan to attend a meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. Your vote is very important.

Robert I. Webber President and Chief Executive Officer MindArrow Systems, Inc.	Paul Anderson Acting Chairman and Chief Executive Officer Category 5 Technologies, Inc.

      The enclosed joint proxy statement/prospectus is dated                     , 2002 and is first being mailed to stockholders of each of MindArrow and Category 5 on or about                     , 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of MindArrow common stock and warrants to be issued in connection with the merger or determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MINDARROW SYSTEMS, INC.

2120 Main Street, Suite 200
Huntington Beach, California 92648
Telephone: (714) 536-6200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:                     , 2002

Time: 10:00 a.m. (Pacific time)
Place:

To the Stockholders:

      A Special Meeting of Stockholders of MindArrow Systems, Inc., a Delaware corporation (“MindArrow”), will be held on                     , 2002 at 10:00 a.m. Pacific time at the Waterfront Hilton, located at 21100 Pacific Coast Hwy, Huntington Beach, California 92648, to consider and vote upon the following proposals:

1. To approve and adopt the Agreement and Plan of Merger, dated July 12, 2002, as amended effective August 9, 2002, among MindArrow, Category 5 and MindArrow Acquisition Corp., to approve the related merger pursuant to which, among other things, Category 5 will be merged with and into MindArrow Acquisition Corp., and to approve the issuance of shares of MindArrow common stock and warrants in connection with the merger. Under the merger agreement, as amended, each outstanding share of Category 5 common stock will convert into the right to receive:

•	2.3 shares of MindArrow common stock, and

•	a warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc., following the merger.

2. To approve a reverse stock split in a ratio no greater than one for ten, effective immediately after the merger with Category 5;

3. To approve a change in the name of MindArrow to Avalon Digital Marketing Systems, Inc., effective immediately after the merger with Category 5; and

4. Such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

      We will transact no other business at the Special Meeting, except business which may be properly brought before the Special Meeting or any adjournment or postponement of the Special Meeting.

      Only holders of record of shares of MindArrow common stock at the close of business on                     , 2002, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement of the Special Meeting.

      Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. You may vote in person at the Special Meeting, even if you have returned a proxy. If you do not vote by proxy or in person at the Special Meeting, your shares will count as votes AGAINST the proposals to approve the merger, the reverse stock split and the change in the name of MindArrow.

      Please do not send any stock certificates with your proxy cards.

By Order of the Board of Directors,

Robert I. Webber,
President and Chief Executive Officer

               , 2002

CATEGORY 5 TECHNOLOGIES, INC.

2755 East Cottonwood Parkway, 4th Floor
Salt Lake City, Utah 84121

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:                     , 2002

Time: 10:00 a.m. (Mountain time)
Place:

To the Stockholders:

     A Special Meeting of Stockholders of Category 5 Technologies, Inc., a Nevada corporation, will be held on                    , 2002 at                    , Mountain time, at Category 5’s principal business offices located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah to consider and to vote upon the following proposals:

1. To approve and adopt the Agreement and Plan of Merger, dated as of July 12,2002, as amended effective August 9, 2002 by and among Category 5, MindArrow Systems, Inc., and MindArrow Acquisition Corp., and approve the related merger pursuant to which, among other things, Category 5 will be merged with and into MindArrow Acquisition Corp., with MindArrow Acquisition Corp. surviving the merger. Under the merger agreement, as amended, each outstanding share of Category 5 common stock will convert into the right to receive:

•	2.3 shares of MindArrow common stock, and

•	a warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc., following the merger.

2. Such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

     We will transact no other business at the Special Meeting except business which may be properly brought before the Special Meeting or any adjournment or postponement of the Special Meeting.

     These items of business are described in the enclosed joint proxy statement/ prospectus. The board of directors has fixed the close of business on                    , 2002 as the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting.

     Only holders of record of shares of Category 5 common stock at the close of business on                    , 2002, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.

     Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. You may vote in person at the special meeting, even if you have returned a proxy. If you do not vote by proxy or in person at the special meeting, your shares will count as votes against the proposal.

     Please do not send any stock certificates with your proxy cards at this time.

     IN ORDER THAT YOUR STOCK MAY BE REPRESENTED AT THE SPECIAL MEETING IN CASE YOU ARE NOT PERSONALLY PRESENT, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ACCOMPANYING ADDRESSED ENVELOPE. NO POSTAGE NEED BE AFFIXED IF MAILED IN THE U.S.

By order of the Board of Directors,

Paul Anderson
Acting Chairman and Chief Executive Officer

2755 East Cottonwood Parkway, Suite 450

Salt Lake City, Utah 84121

                    , 2002

WHERE YOU CAN FIND MORE INFORMATION

      You can obtain documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from Category 5 or MindArrow at the following addresses and telephone numbers:

MindArrow Systems, Inc. 2120 Main Street, Suite 200 Huntington Beach, California 92648 Attention: Corporate Secretary Telephone: (714) 536-6200	Category 5 Technologies, Inc. 2755 East Cottonwood Parkway, Suite 450 Salt Lake City, Utah 84121 Attention: Corporate Secretary Telephone: (801) 365-0455

      If you would like to request documents from either company, please do so by                     , 2002 in order to receive them before your special meeting of stockholders.

      Both MindArrow and Category 5 are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document filed by either MindArrow or Category 5 with the Securities and Exchange Commission, including the registration statement of which this joint proxy statement/prospectus is a part, at the Securities and Exchange Commission’s Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports, proxy statements or other information filed by MindArrow and Category 5 with the Securities and Exchange Commission may be obtained from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Securities and Exchange Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as MindArrow and Category 5, that file electronically with the Securities and Exchange Commission. The address of this web site is http://www.sec.gov.

      MindArrow has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the MindArrow common stock and warrants to be issued to Category 5 stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of MindArrow in addition to being a proxy statement of MindArrow and Category 5 for their special meetings. As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the additional information in the registration statement and the exhibits to the registration statement by contacting MindArrow at the address and telephone number listed above.

QUESTIONS & ANSWERS ABOUT THE MERGER
SUMMARY
SUMMARY CONDENSED CONSOLIDATED HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION
Summary Selected Historical Consolidated Financial Data Of MindArrow
Summary Selected Historical Consolidated Combined Financial Data of Category 5
MindArrow and Category 5 Summary Unaudited Pro Forma Financial Information
Unaudited Comparative Per Share Information
Market Price and Dividend Information
FORWARD-LOOKING STATEMENTS
RISK FACTORS
Risks Related to the Merger
Risks Related to the Business of MindArrow
Risks Related to the Business of Category 5
THE MINDARROW SPECIAL MEETING
THE CATEGORY 5 SPECIAL MEETING
PROPOSAL NO. 1: THE MERGER
THE MERGER AGREEMENT
DESCRIPTION OF MASTER CONTINGENT WARRANT AGREEMENT
DESCRIPTION OF MINDARROW SECURITIES
COMPARISON OF RIGHTS OF STOCKHOLDERS
BUSINESS OF MINDARROW
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MINDARROW
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
MANAGEMENT OF MINDARROW
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MINDARROW
BUSINESS OF CATEGORY 5
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CATEGORY 5
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
MANAGEMENT OF CATEGORY 5
EXECUTIVE COMPENSATION OF CATEGORY 5
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF CATEGORY 5
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CATEGORY 5
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE OF CATEGORY 5
PROPOSAL NO. 2: AUTHORIZATION FOR UP TO A ONE FOR TEN REVERSE SPLIT OF MINDARROW’S COMMON STOCK
PROPOSAL NO. 3: AUTHORIZATION TO APPROVE A CHANGE IN THE NAME OF MINDARROW TO AVALON DIGITAL MARKETING SYSTEMS, INC.
OTHER BUSINESS TO BE TRANSACTED
STOCKHOLDER PROPOSALS OF MINDARROW
STOCKHOLDER PROPOSALS OF CATEGORY 5
EXPERTS
LEGAL MATTERS
CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS
EXHIBIT 8.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.6
EXHIBIT 99.1

i

APPENDICES TO THE JOINT PROXY STATEMENT/PROSPECTUS

v

QUESTIONS & ANSWERS ABOUT THE MERGER

      Q:     Why are the companies proposing to merge?

      A:     MindArrow and Category 5 believe that the proposed merger presents an opportunity to create a combined company with better products, improved services, more efficient operations and stronger management than either entity could achieve on its own. These expected benefits stem from both sales and operating synergies, which should contribute to top line revenues and bottom line earnings of the combined company. Some of the key anticipated benefits of the merger include:

•	Increased scale and market share;

•	Ability to offer a broader and more complete range of products and solutions;

•	Strategic cross-selling, marketing and distribution opportunities;

•	Economies of vertical integration and cost savings through operational synergies;

•	Potential greater accessibility to capital markets

      In addition, Category 5 believes that there are significant benefits of being part of a combined company in light of trends in consolidation and competition in the Internet and eCommerce industries and Category 5’s relatively small size and limited resources. Also, the anticipated exchange ratio in the merger represented a premium to the trading price of Category 5’s common stock.

      Also, MindArrow believes that it needs to add scale and scope to its business, and the proposed merger presents it with an opportunity to obtain mass and scale, enhance its competitive position and strengthen its sales force and operations, all in a single transaction. MindArrow believes that the combined company’s increased scale and revenues should better position it within the financial community, allowing greater access to capital markets and providing a groundwork to develop institutional relationships that might result in potential market research coverage.

      For a more complete description of both companies’ reasons for the merger and recommendations of their boards of directors, see the section entitled “The Merger — Reasons for the Merger; Recommendations of the Boards” beginning on page      .

      Q:     How will these two companies merge?

      A:     MindArrow and Category 5 will combine under a merger agreement, as amended effective August 9, 2002, providing that Category 5 will merge with and into a wholly owned subsidiary of MindArrow, with Category 5 becoming a wholly owned subsidiary of MindArrow.

      Q:     What will each Category 5 stockholder receive in the merger?

      A:     Under the merger agreement, as amended, each outstanding share of Category 5 common stock will convert into the right to receive 2.3 shares of MindArrow common stock and a warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc. following the merger. The warrants will vest only if ePenzio achieves an EBITDA of at least $8,700,000 for the one year period ending June 30, 2003, with “EBITDA” defined for this purpose as net income calculated in accordance with generally accepted accounting principles, plus interest, taxes, depreciation and amortization.

      Q:     What are the federal income tax consequences of the merger?

      A:     The merger is intended to qualify as a reorganization under the Internal Revenue Code. Assuming it so qualifies, no gain or loss will be recognized by MindArrow or Category 5 solely as a result of the merger and no gain or loss will be recognized by Category 5 stockholders to the extent they receive shares of MindArrow common stock and a contingent warrant to acquire additional shares of MindArrow common stock in the merger. In general, however, Category 5 stockholders will recognize gain or loss, if any, in connection with any cash they receive in lieu of fractional shares of MindArrow common stock. Category 5 stockholders should consult their tax advisors for a full understanding of the tax consequences of the merger.

      Q:     Who must approve the merger?

      A:     In addition to the approvals by the MindArrow board of directors and the Category 5 board of directors, each of which has already been obtained, the merger must be approved by the Category 5 stockholders and the MindArrow stockholders.

      Q:     What stockholder vote is required to approve the merger and the issuance of MindArrow common stock and warrants?

      A:     The affirmative vote of the holders of at least a majority of all outstanding shares of common stock of Category 5 is required to approve the merger and the merger agreement, and the affirmative vote of the holders of at least a majority of all outstanding shares of MindArrow common stock is required to approve the merger agreement and the merger and the issuance of MindArrow common stock and warrants in connection with the merger, as described in this joint proxy statement/prospectus. As of the record date set for the MindArrow special stockholders meeting, MindArrow stockholders holding an aggregate of 15,846,433 shares, or 51% of the total shares of MindArrow common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the other proposals described herein and Category 5 stockholders holding an aggregate of 9,639,681 shares, or 57.9% of the total shares of Category 5 common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the merger agreement.

      Q:     Do the MindArrow board of directors and the Category 5 board of directors recommend approval of the merger agreement and the merger?

      A:     Yes. After careful consideration, the MindArrow board of directors and the Category 5 board of directors recommend that their respective stockholders vote in favor of the merger. For a more complete description of the recommendation of both the MindArrow board of directors and the Category 5 board of directors, see the section entitled “The Merger — Reasons for the Merger; Recommendations of the Boards” beginning on page 57.

      Q:     How do MindArrow stockholders vote?

      A:     MindArrow stockholders may indicate how they want to vote on their proxy card and then sign and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the MindArrow special meeting. MindArrow stockholders may also attend the special meeting in person instead of submitting a proxy.

      If MindArrow stockholders fail either to return their proxy card or to vote in person at the special meeting, or if they mark their proxy “abstain,” the effect will be a vote against the proposals. If they sign and send in their proxy without indicating how they want to vote, their proxy will be counted as a vote for the proposals unless their shares are held in a brokerage account.

      Q:     How do Category 5 stockholders vote?

      A:     Category 5 stockholders may indicate how they want to vote on their proxy card and then sign and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the Category 5 special meeting. Category 5 stockholders may also attend the special meeting in person instead of submitting a proxy.

      If Category 5 stockholders fail either to return their proxy card or to vote in person at the special meeting, or if they mark their proxy “abstain,” the effect will be a vote against the merger agreement and the merger. If they sign and send in their proxy without indicating how they want to vote, their proxy will be counted as a vote for the merger agreement and the merger unless their shares are held in a brokerage account.

      Q:     What do I need to do now?

      A:     After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please complete and sign your proxy and return it in the enclosed return envelope as soon as possible, so that your shares may be represented at your special meeting of stockholders. If you sign and send in your proxy and do not indicate how you want to vote, we will count your proxy as a vote in favor of the proposals presented at the meeting.

      Q:     If my shares are held in “street name” by my broker, will my broker vote my shares for me?

      A:     Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not instruct your broker, your shares will not be voted.

      Q:     Can I change my vote after I have mailed my signed proxy?

      A:     Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you hold your shares in your own name, you can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of your company, at the address set forth in the answer to the last question below, which notice or new proxy must be received by the Secretary before your earlier proxy is voted at the special meeting. Third, you can attend your special meeting and vote in person. If you hold your shares in “street name,” you should follow the directions provided by your broker regarding how to change your vote.

      Q:     Should Category 5 stockholders send in their stock certificates now?

      A:     No. After the merger is completed, Category 5 stockholders will receive written instructions for exchanging Category 5 stock certificates. Please do not send in your stock certificates with your proxy.

      Q:     What matters other than the merger will be voted upon at the MindArrow special meeting?

      A:     At the MindArrow special meeting, the stockholders of MindArrow will be asked to approve a reverse stock split of MindArrow’s common stock and a change in the name of MindArrow to Avalon Digital Marketing Systems, Inc.

      Q:     When and where is the MindArrow special meeting?

      A:     The special meeting of MindArrow stockholders will be held at 10:00 a.m., Pacific time, on                     , 2002 at the Waterfront Hilton located at 21100 Pacific Coast Hwy, Huntington Beach, California 92648.

      Q:     When and where is the Category 5 special meeting?

      A:     The special meeting of Category 5 stockholders will be held at 10:00 a.m., Mountain time, on                     , 2002 at Category 5’s principal business offices located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah.

      Q:     Are there any risks associated with the merger?

      A:     The merger does involve risks. For a discussion of risk factors that should be considered in evaluating the merger, see “Risk Factors” beginning on page 24.

      Q:     When do you expect the merger to be completed?

      A:     We expect to complete the merger in October 2002 or November 2002.

      Q:     Who can help answer my questions?

      A:     If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

MindArrow Stockholder Contact: 2120 Main Street, Suite 200 Huntington Beach, California 92648 Telephone: (714) 536-6200, ext. 215 Attention: Michael Friedl, Chief Financial Officer	Category 5 Stockholder Contact: 2755 East Cottonwood Parkway, Suite 450 Salt Lake City, UT 84121 Telephone: (801) 365-0455 Attention: Corporate Secretary

SUMMARY

      This brief summary highlights selected information from this joint proxy statement/ prospectus. It does not contain all of the information that may be important to you in deciding how to vote. We urge you to read carefully the entire joint proxy statement/ prospectus and the other documents to which this joint proxy statement/ prospectus refers for further information about the merger. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Companies

MindArrow Systems, Inc.

2120 Main Street, Suite 200
Huntington Beach, California 92648
(714) 536-6200

      MindArrow Systems Inc., with headquarters in Southern California and offices in New York and Hong Kong, is a marketing communications software and services company. Its patented and patent-pending technologies deliver interactive multimedia content, including streaming video, Flash, audio, HTML, graphics, and animation, combined with the in-depth information of web links, digital documents and e-commerce capabilities. MindArrow’s integrated communications platform is designed to allow clients to reach their customers in a personalized, innovative and cost-effective manner.

Category 5 Technologies Inc.

2755 East Cottonwood Parkway
Suite 450
Salt Lake City, Utah 84121
(801) 365-0455

      Category 5 is positioning itself to become a leading provider of innovative website building tools, rich media marketing tools and complete commerce-enabling service and technologies to brick and mortar businesses as well as small- to medium-sized enterprises. From e-commerce platforms, web sites, shopping carts, merchant accounts and payment plug-ins, to communications and promotion tools, Category 5 enables both brick and mortar as well as Internet businesses to operate more efficiently and profitably, and to gain and retain new customers.

The Special Meetings

      MindArrow will hold its special meeting at the Waterfront Hilton located at 21100 Pacific Coast Hwy, Huntington Beach, California 92648, at 10:00 a.m. Pacific time, on                     , 2002. At the special meeting, MindArrow is asking the holders of its common stock to vote on the following proposals:

1. to approve and adopt the merger agreement, as amended, and merger, and to approve the issuance of shares of MindArrow common stock and warrants in connection with the merger with Category 5; and

2. to approve a reverse stock split in a ratio no greater than one for ten, at the discretion of the MindArrow board of directors, effective immediately after completion of the merger with Category 5.

3. to approve a change in the name of MindArrow to Avalon Digital Marketing Systems, Inc., effective immediately after completion of the merger with Category 5.

      To approve each proposal, at least a majority of the shares issued and outstanding and entitled to vote at the special meeting must be voted in favor of such proposal.

      Although each of the above proposals is a separate matter to be voted on by the MindArrow stockholders, consummation of the merger and issuance of shares of MindArrow common stock and warrants in connection with the merger, and effectuation of each other proposal, is conditioned upon the approval by MindArrow stockholders of ALL the proposals. This means that ALL of these proposals must be approved by MindArrow stockholders in order for MindArrow to obtain the requisite MindArrow stockholder approval to consummate the merger. Accordingly, MindArrow stockholders who wish to approve the merger should also vote to approve ALL of the proposals.

      Category 5 will hold its special meeting at its principal business offices located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah, 84121 at 10:00 a.m., Mountain Time, on                     , 2002. At the special meeting, Category 5 is asking the holders of its common stock to approve and adopt the merger.

Recommendation of MindArrow’s Board of Directors (See page 57)

      To the MindArrow stockholders: After careful consideration, the MindArrow board of directors has determined that the merger agreement, as amended, and the merger and issuance of MindArrow stock in connection with the merger, are advisable and fair to, and in the best interests of, MindArrow and its stockholders. The MindArrow board of directors has also determined that the proposed reverse stock split and change in the name of MindArrow to Avalon Digital Marketing Systems, Inc. are advisable and in the best interests of MindArrow and its stockholders. Therefore, the MindArrow board of directors recommends that the MindArrow stockholders vote:

•	“For” the approval and adoption of the merger and the issuance of MindArrow common stock and warrants in connection with the merger;

•	“For” the up to a one for ten reverse split of MindArrow common stock; and

•	“For” the change in name of MindArrow to Avalon Digital Marketing Systems, Inc.

Opinion of MindArrow’s Financial Advisor (See page 62)

      L.H. Friend, Weinress, Frankson & Presson, LLC, MindArrow’s financial advisor, delivered an opinion to MindArrow’s board of directors that, subject to the considerations described in the opinion, the exchange ratio in the merger is fair, from a financial point of view, to MindArrow stockholders. The opinion of L.H. Friend does not constitute a recommendation as to how any MindArrow stockholder should vote with respect to the merger. The complete opinion of L.H. Friend, dated July 23, 2002, is attached as Appendix C and is incorporated by reference herein. MindArrow stockholders are urged to read the opinion in its entirety.

Recommendation of Category 5’s Board of Directors (See page 57)

      To the Category 5 stockholders: After careful consideration, the Category 5 board of directors has determined that the merger is advisable and is fair to, and in the best interests of Category 5 and its stockholders. The Category 5 board of directors has approved the merger and the merger agreement, as amended, and recommends that Category 5 stockholders vote “for” approval and adoption of the merger agreement and approve the related merger.

Opinion of Category 5’s Financial Advisor (See page 67)

      SBI USA, LLC, Category 5’s financial advisor, delivered an opinion to Category 5’s board of directors that, subject to the considerations described in the opinion, the exchange ratio in the merger is fair, from a financial point of view, to Category 5 stockholders. The opinion of SBI USA, LLC does not constitute a recommendation as to how any Category 5 stockholder should vote with respect to the merger. The complete opinion of SBI USA, LLC, dated July 12, 2002, is attached as Appendix D and is incorporated by reference herein. Category 5 stockholders are urged to read the opinion in its entirety.

MindArrow Stockholder Approval

      The approval of the merger and issuance of common stock and warrants in the merger, and the related transactions described herein, require the affirmative vote of at least a majority of the shares of MindArrow common stock outstanding on                     , 2002, the record date for the MindArrow special meeting, and present in person or by proxy at a duly-called meeting of MindArrow stockholders. Holders of MindArrow common stock are entitled to cast one vote per share of MindArrow common stock each MindArrow stockholder owned as of the record date. As of the record date, there were 30,896,878 shares of MindArrow common stock issued and outstanding.

Category 5 Stockholder Approval

      The approval of the merger requires the affirmative vote of at least a majority of all shares of Category 5 common stock outstanding on                     , 2002, the record date for the Category 5 special meeting. Category 5 stockholders are entitled to cast one vote per share of Category 5 common stock each Category 5 stockholder owned as of the record date. As of the record date, there were 16,647,863 shares of Category 5 common stock issued and outstanding.

Percentage of Voting Shares held by Directors, Officers and their Affiliates

      Executive officers and directors of Category 5 and their affiliates hold approximately 61.5% of all outstanding shares of Category 5 common stock entitled to vote on the merger and merger agreement. Executive officers and directors of MindArrow and their affiliates hold approximately 19% of all outstanding shares of MindArrow common stock entitled to vote on the merger, the issuance of shares of MindArrow common stock and warrants in connection with the merger, and related proposals described herein.

Structure of the Merger (See page 80)

      Category 5 will merge with and into a subsidiary of MindArrow, MindArrow Acquisition Corp. MindArrow Acquisition Corp. will be the surviving entity. As a result of the merger, Category 5 will become a wholly owned subsidiary of MindArrow, and stockholders of Category 5 will become stockholders of MindArrow.

Procedure for Casting Your Vote (See page 2)

      Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Category 5 common stock or MindArrow common stock, as appropriate, may be represented and voted at the special meeting. If you do not include instructions on how to vote your proxy, your shares will be voted “for” approval of the merger and in favor of the other proposals identified in the proxy card and more specifically described herein.

Procedure for Casting Your Vote if Your Shares are Held by Your Broker in “Street Name” (See page 3)

      Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting and it will have the same effect as voting against approval of the merger and the other proposals identified in the proxy card and more specifically described herein.

Procedure for Changing Your Vote (See page 3)

      If you want to change your vote, just send a later-dated, signed proxy card on a later date than your earlier-submitted proxy, before the special meeting, or attend the special meeting and vote your shares in person. You may also revoke your proxy by sending written notice to the secretary of Category 5 or MindArrow, as appropriate, before the special meeting.

Procedure for Exchanging Category 5 Stock Certificates (See page 82)

      After the merger is completed, Category 5 stockholders will receive written instructions for exchanging their Category 5 stock certificates for MindArrow stock certificates and other merger consideration. Category 5 stockholders should not tender their Category 5 stock certificates at this time.

Completion and Effectiveness of the Merger

      Category 5 and MindArrow will complete the merger when all of the conditions to completion of the merger, as described in this joint proxy statement/ prospectus, are either satisfied or waived. The merger will become effective upon the later of filing of a certificate of merger with the state of Delaware and articles of merger with the state of Nevada. Category 5 and MindArrow are working toward completing the merger as quickly as possible and hope to complete the merger prior to November 30, 2002.

The Merger Agreement

      The merger agreement, as amended effective August 9, 2002, is attached to this joint proxy statement/ prospectus as Appendix A and is hereby incorporated by reference into this joint proxy statement/ prospectus. Please read the merger agreement in its entirety. It is the legal document that governs your rights in connection with the merger.

Conditions to Completion of the Merger (See page 89)

      Category 5’s and MindArrow’s obligations to complete the merger are subject to a number of conditions, including the following:

•	Approval of the merger by the requisite number of outstanding shares of Category 5 common stock;

•	Approval of the merger and issuance of shares of MindArrow common stock and warrants in connection with the merger by the requisite number of outstanding shares of MindArrow common stock;

•	No law being adopted by a governmental entity or injunction, order or other action being entered by a court or other governmental entity preventing the merger, and no proceeding with respect to any such law, injunction, order or other action being pending;

•	There is no pending or threatened litigation regarding the merger agreement or any transactions contemplated thereby; and

•	The registration statement, of which this joint proxy statement/ prospectus is a part, must have been declared effective by the Commission and remain effective and no stop order suspending effectiveness shall have been issued.

      Each of MindArrow’s and MindArrow Acquisition Corp.’s obligation to complete the merger is also subject to the following additional conditions:

•	The representations and warranties made by Category 5 in the merger agreement are true except where the failure to be true would not reasonably be expected to have a material adverse effect (as defined in the merger agreement);

•	Category 5 has performed or complied in all material respects with all agreements contained in the merger agreement;

•	Category 5 has certified to MindArrow that it has satisfied the above two conditions;

•	MindArrow has received an opinion of its tax counsel, Morrison & Foerster LLP, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	The receipt of all authorizations, consents or other approvals of any domestic or foreign governmental entity required in connection with the merger;

•	Category 5 has obtained required consents and approvals of third parties required for completion of the merger;

•	No more than 5% of the outstanding Category 5 shares of common stock shall have elected appraisal rights under the General Corporation Law of the State of Nevada;

•	Category 5’s legal counsel shall have delivered a legal opinion to MindArrow; and

•	Category 5 has obtained the consents and/or waivers necessary to ensure that (i) options and warrants issued by Category 5 and entitling the holders thereof to purchase at least 15,000 shares of Category 5 common stock will not become fully vested and exercisable as a result of the merger and (ii) no payment shall become due as a result of the merger under certain employment agreements to which Category 5 is a party, with certain exceptions set forth in the merger agreement.

      Category 5’s obligation to complete the merger is also subject to the following additional conditions:

•	The representations and warranties made by MindArrow and MindArrow Acquisition Corp. in the merger agreement are true except where the failure to be true would not reasonably be expected to have a material adverse effect (as defined in the merger agreement);

•	MindArrow has performed or complied in all material respects with all agreements contained in the merger agreement;

•	MindArrow has certified to Category 5 that it has satisfied the above two conditions;

•	Category 5 has received an opinion of Snell & Wilmer L.L.P. to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	The receipt of all authorizations, consents or other approvals of any domestic or foreign governmental entity required in connection with the merger;

•	MindArrow has obtain the required consents and approvals of third parties required for completion of the merger;

•	MindArrow’s legal counsel, Morrison & Foerster LLP, shall have delivered a legal opinion to Category 5;

•	MindArrow will have a minimum of $1,500,000 in cash on hand;

•	MindArrow will have executed and/or assumed certain employment agreements with certain executive officers and other employees of Category 5;

•	MindArrow shall have taken action necessary to constitute and/or elect as directors of MindArrow certain individuals identified in the merger agreement;

•	MindArrow’s stockholders will have approved the proposal herein authorizing the MindArrow board of directors to (i) effectuate a reverse stock split of the outstanding shares of MindArrow common stock by a ratio of up to 1 for 10 or (ii) to abandon the reverse split at the discretion of the MindArrow board of directors; and

•	MindArrow and every other party thereto shall have amended all stockholder rights agreements to which MindArrow is a party (with the exception of its agreement with East-West Capital Associates, Inc. dated June 12, 2002), and MindArrow shall have obtained the consents and/or waivers necessary to ensure that (i) those options and warrants issued by MindArrow entitling the holders thereof to purchase at least 15,000 shares of MindArrow common stock, will not become fully vested and exercisable, (ii) no payment shall become due under certain employment agreements to which MindArrow is a party, (iii) no rights to receive payments under a certain promissory note issued by MindArrow shall accrue or accelerate, and (iv) no rights to anti-dilution protection under a certain warrant to purchase MindArrow common stock shall be triggered, as a result of consummation of the merger.

      In the event Category 5 or MindArrow determines to waive compliance with a material condition to the merger, they will seek the advice of counsel with respect to whether this joint proxy statement/ prospectus should be revised and recirculated to stockholders to reflect the waiver and whether Category 5 and/or MindArrow will resolicit proxies from their respective stockholders. Whether the boards of directors of

Category 5 and MindArrow resolicit proxies will depend upon whether a stockholder could reasonably be expected to want to know, before signing a proxy, that the condition has been waived.

Termination of the Merger Agreement (See page 97)

      As summarized below, the merger agreement may be terminated under certain circumstances at any time before the completion of the merger. The merger agreement may be terminated by mutual consent of Category 5 and MindArrow, whether before or after the vote by MindArrow and Category 5 stockholders. The merger agreement may also be terminated by either Category 5 or MindArrow under any of the following circumstances:

•	If the merger is not completed by October 31, 2002, except that either Category 5 or MindArrow may extend that termination date to a date not beyond November 30, 2002 if it reasonably determines in good faith that additional time is necessary to obtain any required governmental consents or approvals;

•	If either MindArrow or Category 5 stockholders do not approve the merger at the special meeting;

•	If the MindArrow stockholders do not approve the remaining proposals set forth in this joint proxy statement/ prospectus;

•	If a law, injunction, order or other action which permanently restrains, enjoins or otherwise prohibits consummation of the merger is in effect and which is final and non-appealable; or

•	If any governmental entity has failed to issue an order or ruling or has not taken any action necessary for certain conditions to the closing of the merger to be met.

      Category 5 may terminate the merger agreement under the following circumstances:

•	If, pursuant to the terms and conditions of the merger agreement, prior to Category 5 stockholder approval of the merger, the Category 5 board of directors authorizes Category 5 to enter into a binding agreement relating to an unsolicited proposal by a third party to acquire Category 5 on terms determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow;

•	If MindArrow enters into a binding agreement for a proposal by a third party to acquire MindArrow on terms determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5;

•	If the MindArrow board of directors has withdrawn or adversely modified its approval or recommendation of the merger;

•	If certain representations and warranties of MindArrow or MindArrow Acquisition Corp. relating to their respective capitalizations are not correct in any material respect; or

•	If MindArrow or MindArrow Acquisition Corp. has breached any other representation, warranty, covenant or agreement in the merger agreement that cannot be cured before October 31, 2002, or if applicable, the extended termination date.

      MindArrow may terminate the merger agreement under the following circumstances:

•	If, pursuant to the terms and conditions of the merger agreement, prior to MindArrow stockholder approval of the merger, the MindArrow board of directors authorizes MindArrow to enter into a binding agreement relating to an unsolicited proposal by a third party to acquire MindArrow on terms determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5;

•	If Category 5 enters into a binding agreement for a proposal by a third party to acquire Category 5 on terms determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow;

•	If the Category 5 board of directors has withdrawn or adversely modified its approval or recommendation of the merger;

•	If certain representations and warranties of Category 5 relating to its capitalization are not correct in an material respect; or

•	If Category 5 has breached any other representation, warranty, covenant or agreement in the merger agreement that cannot be cured before October 31, 2002, or if applicable, the extended termination date.

     Termination Fees (See page 99)

      Category 5 has agreed to pay MindArrow a termination fee of $100,000, plus reasonable fees and expenses incurred by MindArrow in connection with the merger, if the merger agreement is terminated in any of the following circumstances:

•	If a proposal by a third party has been made or any third party has publicly announced an intention, whether or not conditional, to make a bona fide acquisition proposal (as defined in the merger agreement) in respect of Category 5 or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either MindArrow or Category 5 because Category 5 stockholders have not approved the merger or (2) by MindArrow because Category 5, in violation of the terms and conditions of the merger agreement, solicits a proposal to acquire Category 5 from any party other than MindArrow or MindArrow Acquisition Corp. or participates in any discussions or negotiations regarding an acquisition, furnishes any information to any third party or takes any other actions that may reasonably be expected to lead to a proposal for an acquisition of Category 5 by any party other than MindArrow or MindArrow Acquisition Corp. and, in the case of clauses (1) and (2), within nine months of the termination Category 5 enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of Category 5, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated;

•	If, prior to Category 5 stockholder approval of the merger, Category 5 terminates the merger agreement to enter into a binding agreement relating to an unsolicited proposal by a third party determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow;

•	If MindArrow terminates the merger agreement because Category 5 enters into a binding agreement relating to a proposal by a third party to acquire Category 5 on terms determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow; or

•	If MindArrow terminates the merger agreement because the Category 5 board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination Category 5 enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of Category 5, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated.

      MindArrow has agreed to pay Category 5 a termination fee of $100,000, plus reasonable fees and expenses incurred by Category 5 in connection with the merger, if the merger agreement is terminated in any of the following circumstances:

•	If a proposal by a third party has been made or any third party has publicly announced an intention, whether or not conditional, to make a bona fide acquisition proposal (as defined in the merger agreement) in respect of MindArrow or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either Category 5 or MindArrow because MindArrow stockholders have not approved the merger or (2) by Category 5 because MindArrow, in violation of the terms and conditions of the merger agreement, solicits a proposal to acquire MindArrow from any party other than Category 5, or participates in any discussions or negotiations regarding an acquisition, furnishes any information to any third party or takes any other actions that may reasonably be expected to lead to a proposal for an acquisition of MindArrow by any party other than Category 5 and, in the case of clauses (1) and (2), within nine months of the termination MindArrow enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of MindArrow, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated;

•	If, prior to MindArrow stockholder approval of the merger, MindArrow terminates the merger agreement to enter into a binding agreement relating to an unsolicited proposal by a third party determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5;

•	If Category 5 terminates the merger agreement because MindArrow enters into a binding agreement relating to a proposal by a third party to acquire MindArrow on terms determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5; or

•	If Category 5 terminates the merger agreement because the MindArrow board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination MindArrow enters into an agreement with, or completes an extraordinary transaction with, a third party regarding an acquisition of MindArrow, and the termination fee is to be paid at the earlier of the time an agreement with respect to such transaction is entered into or the transaction is consummated.

Both MindArrow and Category 5 are Prohibited from Soliciting Other Offers (See page 93)

      MindArrow and Category 5 have agreed not to initiate or, subject to limited exceptions, engage in discussions with another party regarding a business combination while the merger is pending.

MindArrow’s and Category 5’s Boards May Withdraw their Recommendation of the Merger (See page 57)

      Nothing in the merger agreement prevents Category 5’s board of directors or MindArrow’s board of directors from withdrawing or changing its recommendation in favor of the merger if the board reasonably concludes in good faith, after consultation with its outside counsel, that the failure to withdraw or change its recommendation would be inconsistent with its fiduciary duties.

Appraisal Rights (See page 74)

      Under the law of Nevada, where Category 5 is incorporated, holders of Category 5 common stock who comply with the applicable requirements of Nevada law will have the right to receive an appraisal of the fair value of their shares and to obtain payment for such shares in connection with the merger. We have included a copy of Sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes — Appraisal Rights as Appendix E to this joint proxy statement/ prospectus.

Accounting Treatment (See page 75)

      The merger will be accounted for using the purchase method of accounting in accordance with United States generally accepted accounting principles, with Category 5 being treated as the acquirer for accounting purposes, a “reverse acquisition”. Therefore, the aggregate merger consideration paid in connection with the merger will be allocated to MindArrow’s identifiable tangible and intangible assets and liabilities based on their fair values with the excess being treated as goodwill. The assets and liabilities of both companies will be consolidated at the effective time of the merger. Thereafter the results of operations of Category 5 and MindArrow will be reported on a consolidated basis.

Material U.S. Federal Income Tax Consequences of the Merger to Category 5 Stockholders (See page 76)

      The merger generally is intended to qualify as a nontaxable transaction. As a result, MindArrow and Category 5 expect that Category 5 stockholders will not recognize any gain or loss for U.S. federal income tax purposes to the extent they receive MindArrow common stock and contingent warrants to acquire shares of MindArrow common stock in exchange for their Category 5 common stock. Category 5 stockholders generally will, however, have to recognize gain or loss, if any, in connection with any cash they receive in lieu of fractional shares of MindArrow common stock. Category 5 stockholders who elect to exercise appraisal rights generally will have to recognize gain or loss, if any, in connection with cash received in exchange for their shares of the Category 5 common stock.

      TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

Voting Agreements

      In connection with the execution of the merger agreement, certain stockholders of MindArrow agreed to vote their shares of common stock of MindArrow in favor of the merger and the other proposals described in this joint proxy statement/ prospectus. As of the record date set for the MindArrow special stockholders meeting, MindArrow stockholders holding an aggregate of 15,846,433 shares, or 51% of the total shares of MindArrow common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the other proposals described herein. The MindArrow Voting Agreement is attached to this joint proxy statement/ prospectus as Appendix F and is incorporated by reference herein.

      In addition, certain stockholders of Category 5 agreed to vote their shares of common stock of Category 5 in favor of the merger agreement and the merger. As of the record date set for the Category 5 special stockholders meeting, Category 5 stockholders holding an aggregate of 9,639,681 shares, or 57.9% of the total shares of Category 5 common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the merger agreement. The Voting Agreement of Category 5 Stockholders is attached to this joint proxy statement/ prospectus as Appendix G and is incorporated by reference herein.

Interests of Certain Persons in the Merger (See page 71)

      In considering the recommendation of the board of directors of MindArrow or Category 5, as appropriate, with respect to the merger, the transactions contemplated by the merger agreement and other proposals set forth in this joint proxy statement/ prospectus, stockholders of Category 5 and MindArrow should be aware that some members of management of Category 5 and MindArrow have interests in the merger and other proposals set forth herein that are different from, or in addition to, the interests of stockholders of Category 5 and MindArrow generally:

•	Certain directors and officers of Category 5 hold stock options to purchase Category 5 common stock which shall be assumed by MindArrow in connection with the merger;

•	Certain executive officers of Category 5 have entered, or will enter, into employment agreements with MindArrow, which will become effective upon completion of the merger;

•	Certain executive officers and/or directors of Category 5 hold options to purchase Category 5 common stock, the vesting of which will accelerate in connection with the merger;

•	MindArrow directors and executive officers are currently beneficial owners of an aggregate of approximately 26% of MindArrow outstanding common stock;

•	Category 5 directors and executive officers are currently owners of an aggregate of approximately 61.5% of Category 5 outstanding common stock;

•	Certain Category 5 directors are affiliates of entities that own Category 5 promissory notes that will be convertible into MindArrow common stock following the merger;

•	A Category 5 director, Shelly Singhal, is a managing director of an investment bank, SBI USA, LLC, which will be paid compensation for financial advisory and investment banking services related to the merger. A predecessor in interest to SBI USA, LLC, SBI E2-Capital (USA), Ltd., of which Mr. Singhal was also a managing director, has previously provided other financial advisory services to Category 5. Mr. Singhal is also an executive vice president of SBI E2-Capital (HK) Limited. SBI E2-Capital (HK) Limited is the parent of SBI-USA, LLC and holds 75,000 shares of MindArrow common stock. Mr. Singhal and other associates of Mr. Singhal also hold 75,000 shares of MindArrow common stock;

•	Current officers and directors of both MindArrow and Category 5 may become eligible to receive options to purchase MindArrow common stock pursuant to the MindArrow Systems, Inc. 2000 Incentive Plan;

•	Category 5 officers and directors will receive from MindArrow customary rights to indemnification against liabilities; and

•	It is expected that Paul Anderson and Tyler Thompson, both of whom are currently directors and executive officers of Category 5 or its subsidiaries, will serve on MindArrow board of directors after the merger, and that Mr. Anderson and Mr. Thompson will serve on MindArrow executive management team after the merger.

      The boards of directors of MindArrow and Category 5 were aware of these interests and took them into consideration when they considered the fairness of the merger and other proposals set forth herein.

Post-Merger Board of Directors of MindArrow

      MindArrow has agreed to appoint two of Category 5’s current directors, Paul Anderson and Tyler Thompson, to its board of directors upon the closing of the merger. MindArrow’s board of directors intends to accomplish this by increasing the size of its board to nine individuals effective upon the merger, and appointing Messrs. Anderson and Thompson to fill the two new vacancies until the next annual meeting of MindArrow. Therefore, following the merger it is expected that the board of directors of MindArrow will consist of Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber. In addition, MindArrow has committed to appointing an additional director nominated by its investor, East-West Venture Group, upon the completion of certain funding commitments by East-West.

Reverse Split of MindArrow Common Stock (See page 189)

      The primary purpose for the proposed reverse stock split is to attempt to increase the market price of MindArrow’s common stock following the merger in order to meet the minimum requirements for listing of MindArrow’s common stock on the Nasdaq SmallCap Market. In order for MindArrow’s common stock to continue to be traded on the Nasdaq SmallCap Market, among other requirements, the common stock may be required to trade at a market price of at least $4.00 per share.

Risk Factors (See page 24)

      Stockholders of Category 5 and MindArrow are urged to consider the items under the section entitled “Risk Factors” beginning on page 24 in determining whether to vote in favor of approval of the merger.

Forward-Looking Statements

      Each of Category 5 and MindArrow has made forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 in this document that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts, and actual results may differ materially from these forward-looking statements. Words such as “believes,” “expects,” “anticipates” or similar expressions indicate forward-looking statements. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to “Risk Factors” beginning on page 24.

Comparison of Stockholders’ Rights (See page 105)

      Category 5 and MindArrow are incorporated in different states having differing corporation laws. In addition, the organizational documents of the two companies vary. As a result, the rights, protections, and duties that Category 5 stockholders have as stockholders of Category 5 will be different from those that they will have if they receive shares of MindArrow common stock pursuant to the merger.

Resales of MindArrow Common Stock Received in Connection with the Merger

      Shares of MindArrow common stock issued to holders of Category 5 common stock upon consummation of the merger will be registered under the Securities Act. Such securities may be traded freely without restriction by those stockholders who are not deemed to be “affiliates” of MindArrow or Category 5, as that term is defined in the rules promulgated under the Securities Act.

      Shares of MindArrow common stock received by those holders of Category 5 common stock who are deemed to be “affiliates” of Category 5 at the time of the Category 5 special meeting or of MindArrow common stock who are deemed to be “affiliates” of MindArrow at the time of the MindArrow special meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted thereunder. Moreover, affiliates of MindArrow and Category 5 may be subject to contractual obligations that restrict their ability to transfer the shares they receive in the merger.

      The registration statement of which this joint proxy statement/prospectus forms a part does not cover any reoffers or resales of MindArrow common stock received by affiliates of MindArrow or Category 5.

Registration Statement on Form S-8

      Promptly following the merger, MindArrow will file a registration statement on Form S-8 under the Securities Act covering the shares of MindArrow common stock issuable with respect to options to purchase Category 5 common stock assumed by MindArrow.

SUMMARY CONDENSED CONSOLIDATED HISTORICAL AND PRO FORMA

COMBINED FINANCIAL INFORMATION

      MindArrow and Category 5 are providing you the following information to aid you in your analysis of the financial aspects of the merger. The following summary historical financial information of MindArrow and Category 5 has been derived from their audited historical financial statements. The condensed consolidated financial statements of (a) MindArrow for the periods ended September 30, 2001, 2000 and 1999 and the nine months ended June 30, 2002, and the balance sheet data as of September 30, 2001 and 2000 and June 30, 2002 and of (b) Category 5 for the six-month period ended June 30, 2001 and for the years ended December 31, 2000 and 1999 and the nine months ended March 31, 2002 and March 31, 2001 are included elsewhere in this joint proxy statement/prospectus.

      This information should be read in conjunction with the financial statements and notes thereto and with “MindArrow — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Category 5 — Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Selected Historical Consolidated Financial Data Of MindArrow

      Set forth below is selected historical consolidated financial data for MindArrow and its subsidiaries for the periods and as of the dates indicated. This selected historical financial data is only a summary and we urge you to read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MindArrow” and the financial statements and related notes thereto of MindArrow and its subsidiaries for the nine months ended June 30, 2002 and 2001 and for the periods ended September 30, 2001, 2000, and 1999, respectively, which are included elsewhere in this joint proxy statement/prospectus. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of these periods. Historical results are not necessarily indicative of the results to be expected in the future.

	9 Months Ended	9 Months Ended	Year Ended	Year Ended	Year Period Ended
	June 30,	June 30,	September 30,	September 30,	September 30,
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Consolidated Combined Statement of Operations:
Revenue	$3,082,482	$2,739,253	$3,534,777	$1,641,895	$6,250
Costs and expenses	11,288,377	15,091,791	20,211,372	18,668,016	2,380,975

Loss from operations	(8,200,895)	(12,352,538)	(16,676,595)	(17,026,121)	(2,374,725)
Interest income (expense)	(233,718)	222,149	(349,072)	537,321	24,274
Other income (expense)	11,695	(64,157)	31,993	20,029	—
Recovery (loss) on transfer agent fraud	4,354,716	(19,609,090)	(19,658,753)	—	—

Net loss	(4,068,202)	(31,803,636)	(36,652,427)	(16,468,771)	(2,350,451)
Value of stock dividend on preferred stock	(584,145)	—	—	—	—

Beneficial conversion feature on preferred stock	—	—	—	(12,346,440)	(1,043,142)

	9 Months Ended	9 Months Ended	Year Ended	Year Ended	Year Period Ended
	June 30,	June 30,	September 30,	September 30,	September 30,
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Net loss available to common stockholders	$(4,652,347)	$(31,803,636)	$(36,652,427)	$(28,815,211)	$(3,393,593)
Weighted average shares, Basic and Diluted	17,410,184	10,604,816	10,923,506	9,759,222	8,751,760
Loss per share, Basic and Diluted	$(0.27)	$(3.00)	$(3.36)	$(2.95)	$(0.39)

	June 30,	September 30,	September 30,	September 30,
	2002	2001	2000	1999

	(Unaudited)
Consolidated Combined Balance Sheet Data:
Working capital (deficit)	$(2,062,219)	$(3,868,143)	$10,992,679	$2,351,053
Total assets	8,933,109	11,455,212	18,607,386	6,820,236
Total liabilities	4,867,907	7,134,462	1,932,746	2,543,090
Stockholders’ equity	4,065,202	4,320,750	16,674,640	4,277,146

Summary Selected Historical Consolidated Combined Financial Data of Category 5

      Set forth below is selected historical consolidated combined financial data for Category 5 and its subsidiaries for the periods and as of the dates indicated. This selected historical financial data is only a summary and we urge you to read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Category 5” and the financial statements and related notes thereto of Category 5 and its subsidiaries for the nine months ended March 31, 2002, and 2001, for the six months ended June 30, 2001, and for the years ended December 31, 2000, and 1999, respectively, which are included elsewhere in this joint proxy statement/prospectus. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated combined financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of these periods. Historical results are not necessarily indicative of the results to be expected in the future.

	9 Months Ended	9 Months Ended	6 Months Ended	Year Ended	Year Ended
	March 31,	March 31,	June 30,	December 31,	December 31,
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Consolidated Combined Statement of Operations(1):
Revenue	$19,344,139	$12,351,186	$10,595,967	$20,070,443	$9,900,507
Costs and expenses	16,527,285	9,962,606	6,409,758	18,383,679	8,750,418

Income from operations	2,816,854	2,388,580	4,186,209	1,686,764	1,150,089
(Provision) benefit for income taxes	(924,000)	—	140,000	—	—
Interest income (expense)	(108,690)	2,483	(1,237)	11,023	4,308
Other income (expense)	—	—	—	3,208	—

Net income	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397

Pro forma earnings per share:
Earnings as reported	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397
Pro forma income taxes	—	(933,000)	(1,710,000)	(638,000)	(433,000)

Pro forma earnings	$1,784,164	$1,458,063	$2,614,972	$1,062,995	$721,397

	9 Months Ended	9 Months Ended	6 Months Ended	Year Ended	Year Ended
	March 31,	March 31,	June 30,	December 31,	December 31,
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Pro forma basic earnings per share	$0.15	$0.16	$0.28	$0.12	$0.08
Pro forma diluted earnings per share	$0.12	$0.16	$0.25	$0.12	$0.08
Weighted average shares, Basic	12,259,000	9,000,000	9,430,556	9,000,000	9,000,000
Weighted average shares, Diluted	15,147,000	9,000,000	10,384,103	9,000,000	9,000,000
Earnings per share, Basic	$0.15	$0.27	$0.46	$0.19	$0.13
Earnings per share, Diluted	$0.12	$0.27	$0.42	$0.19	$0.13
Cash dividends paid	$—	$103,766	$484,348	$822,005	$627,929

	March 31, 2002	June 30, 2001	December 31, 2000	December 31, 1999

	(Unaudited)
Consolidated Combined Balance Sheet Data(1):
Working capital (deficit)	$(787,067)	$1,411,227	$1,094,375	$408,328
Total assets	15,456,570	6,247,009	1,658,672	732,404
Total liabilities	5,922,200	997,139	249,426	202,148
Stockholders’ equity	9,534,370	5,249,870	1,409,246	530,256

(1)	The selected financial data at and for the nine months ended March 31, 2002 and 2001, the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999 include data from (a) Executive Credit Services, L.C., the predecessor of ePenzio, Inc., prior to May 17, 2000, (b) ePenzio, Inc., which was formed May 17, 2000 pursuant to subchapter S of the Internal Revenue Code, and (c) the reverse merger transacted May 29, 2001 between Category 5 (formerly Network Investor Communications, Inc.) and ePenzio, Inc. For accounting purposes the business combination was treated as a recapitalization of ePenzio, Inc., with ePenzio being treated as the accounting acquirer. Effective July 23, 2001, Network Investor Communications, Inc. changed its name to Category 5 Technologies, Inc.

MindArrow and Category 5 Summary Unaudited Pro Forma Financial Information

      The following financial information is derived from the unaudited pro forma financial statements appearing elsewhere in this joint proxy statement/prospectus, which give effect to the merger as a purchase transaction. Due to different fiscal periods for MindArrow and Category 5, the unaudited pro forma combined condensed statement of operations data combines the historical consolidated statements of operations data for MindArrow for the year ended September 30, 2001 and for the nine months ended June 30, 2002 with Category 5’s unaudited consolidated combined statements of income for the year ended June 30, 2001 and for the nine months ended March 31, 2002, giving effect to the merger as if it had occurred at the beginning of each of those periods. The unaudited pro forma combined condensed balance sheet data combines MindArrow’s historical consolidated balance sheet data as of June 30, 2002 with Category 5’s historical consolidated balance sheet data as of March 31, 2002, giving effect to the merger as if it had occurred on those respective dates.

      The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position. You should read it together with those unaudited pro forma statements and the separate audited consolidated financial statements of MindArrow and Category 5 included elsewhere in this joint proxy statement/prospectus. See “Unaudited Pro Forma Financial Information,” and “Where You Can Find More Information” on the page immediately preceding the Table of Contents.

MindArrow and Category 5

Selected Unaudited Pro Forma Combined Condensed Financial Data(1)

	Nine Months Ended	Year Ended
	March 31, 2002	June 30, 2001

Unaudited Pro Forma Combined Condensed Statement of Operations Data:
Net Revenue	$23,261,821	$21,687,217
Operating loss	(7,342,035)	(13,625,286)
Net loss	(3,367,008)	(33,615,484)
Net loss available to common stockholders	(3,951,153)	(33,615,484)
Net loss per share, basic and diluted	$(0.71)	$(6.83)
Dividends per share	$—	$0.01

As of
March 31, 2002

Unaudited Pro Forma Combined Condensed Balance Sheet Data:
Working capital (deficit)	$(3,254,000)
Total assets	47,358,452
Total liabilities	12,576,258
Stockholders’ equity	34,782,194

(1)	See “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page F-47 of this joint proxy statement/prospectus.

Unaudited Comparative Per Share Information

      The following table summarizes per share information for MindArrow and Category 5 on a historical, pro forma combined and equivalent basis. The pro forma information gives effect to the merger accounted for on a purchase transaction basis. The information listed as “per equivalent Category 5 share” was obtained by multiplying the pro forma combined amounts by the exchange ratio of 2.3 to 1. You should read this information together with the historical financial statements included elsewhere in this joint proxy statement/ prospectus. You should also read this information in connection with the pro forma condensed consolidated financial information included elsewhere in this joint proxy statement/ prospectus. You should not rely on the pro forma condensed consolidated financial information to indicate the results that would have been achieved had the companies combined at a prior date or the future results that the combined company will experience after the merger. This presentation does not give effect to the reverse stock split that is proposed herein.

	As of and for the	As of and for the
	Year-Ended	Nine Months Ended
	June 30, 2001(1)	March 31, 2002(2)

Earnings (loss) per share — basic
Historical MindArrow	$(3.36)	$(0.27)
Historical Category 5	0.53	0.15
Pro forma combined(5)	(0.68)	(0.07)
Equivalent Category 5 share(4)	(1.57)	(0.16)
Earnings (loss) per share — diluted
Historical MindArrow	$(3.36)	$(0.27)
Historical Category 5	0.48	0.12
Pro forma combined(5)	(0.68)	(0.07)
Equivalent Category 5 share(4)	(1.57)	(0.16)

	As of and for the	As of and for the
	Year-Ended	Nine Months Ended
	June 30, 2001(1)	March 31, 2002(2)

Book value per share(3)
Historical MindArrow		$0.14
Historical Category 5		0.66
Pro forma combined		0.50
Equivalent Category 5 share(4)		1.16
Cash dividends per share, basic and diluted
Historical MindArrow	$—	$—
Historical Category 5	0.06	—
Pro forma combined	0.01	—
Equivalent Category 5 share(4)	0.02	—

(1)	Because of different fiscal period ends, financial information for MindArrow for the year ended September 30, 2001 has been combined with financial information relating to Category 5 as of or for the twelve months ended June 30, 2001.

(2)	Because of different fiscal period ends, financial information for MindArrow as of or for the nine months ended June 30, 2002 has been combined with financial information relating to Category 5 as of or for the nine months ended March 31, 2002.

(3)	Historical book value per share is computed by dividing stockholders’ equity by the number of shares of MindArrow or Category 5 common stock outstanding. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding after the completion of the merger.

(4)	The Equivalent Category 5 share amounts are calculated by multiplying the Pro forma combined amounts by the exchange ratio in the merger of 2.3 shares of MindArrow common stock for each share of Category 5 common stock.

(5)	This presentation of pro forma combined earnings (loss) per share does not give effect to the reverse stock split proposed herein. Giving effect to the proposed 1-for-10 reverse stock split, basic and diluted loss per share would be $(6.83) per share and $(0.71) per share as of and for the periods ended June 30, 2001 and March 31, 2002, respectively.

Market Price and Dividend Information

      The following table presents historical trading information for MindArrow common stock and Category 5 common stock.

      MindArrow’s common stock has traded on the Nasdaq SmallCap Market since November 7, 2000, and prior to that traded on the National Association of Securities Dealers OTC Electronic Bulletin Board since April 29, 1999. The information for MindArrow shows the high and low sales prices reported for each period while traded on the Nasdaq SmallCap Market and the high ask and low bid information during which trading occurred on the National Association of Securities Dealers OTC Electronic Bulletin Board.

      Category 5’s common stock has traded on the National Association of Securities Dealers OTC Electronic Bulletin Board since June 12, 2001. The information for Category 5 shows the high ask and low bid information during which trading occurred, as reported on the National Association of Securities Dealers OTC Electronic Bulletin Board. Category 5 has been unable to obtain any reliable trading history during the period of January 1, 2000 through the first quarter of 2001, as there existed little or no trading of Category 5 common stock during that period and there is otherwise no established public trading market for Category 5 common stock. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	MindArrow		Category 5
	Common Stock		Common Stock

	High	Low	High	Low

Year Ended December 31, 2000:
First Quarter	$55.00	$18.88	$—	$—
Second Quarter	40.94	6.00	—	—
Third Quarter	10.25	4.00	—	—
Fourth Quarter	8.69	1.69	—	—
Year Ended December 31, 2001:
First Quarter	5.81	2.75	—	—
Second Quarter	4.50	1.15	1.93	0.03
Third Quarter	1.49	0.40	2.18	0.25
Fourth Quarter	1.25	0.55	5.25	1.55
Year Ended December 31, 2002:
First Quarter	0.96	0.41	3.20	1.60
Second Quarter	0.75	0.35	2.75	0.70
Third Quarter (through August 20, 2002)	0.89	0.37	1.08	0.60

      The following table shows the last reported sales price of the common stock of MindArrow and common stock of Category 5 on July 12, 2002, the last full trading day before the public announcement of the merger agreement, and on August 21, 2002, the latest practicable date prior to the filing of the registration statement of which this joint proxy statement/prospectus is a part with the Securities and Exchange Commission, each as reported on the Nasdaq SmallCap Market and the National Association of Securities Dealers OTC Electronic Bulletin Board, respectively:

			Pro Forma
			Equivalent Value of
	MindArrow	Category 5	Category 5

Last reported sale price on July 12, 2002	$0.65	$0.75	$1.50
Last reported sale price on August 21, 2002	$0.37	$0.70	$0.85

      The equivalent value per share is equal to the closing price of a share of Category 5 common stock on that date multiplied by the exchange ratio of 2.3, which is the number of shares of MindArrow stock to be issued in the merger in exchange for each share of Category 5 stock.

      MindArrow common stock is traded on the Nasdaq SmallCap Market under the symbol “ARRW.” Category 5 common stock is traded on the National Association of Securities Dealers OTC Electronic Bulletin Board under the symbol “CFVT”.

Dividends

      Since it began public trading, MindArrow has not paid dividends to its stockholders and MindArrow does not expect to pay dividends in the foreseeable future.

      Prior to the reverse acquisition of ePenzio by Category 5 on May 29, 2001, ePenzio declared and paid cash dividends on its common stock in the amounts of $484,348, $822,005 and $627,929 for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, respectively, which is equivalent to $0.05, $0.09 and $0.07 per share, respectively, based on the basic weighted average number of shares outstanding during those periods. However, since May 29, 2001, Category 5 has not declared or paid any cash dividends on its common stock. Category 5 currently intends to retain any earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by Category 5’s board of directors in light of Category 5’s earnings, financial position, capital requirements, contractual restrictions and such other factors as the board of directors deems relevant.

      The Zions First National Bank $2 Million revolving line of credit restricts the dividends that may be paid by Category 5 to its stockholders. Nevada Revised Statutes Section 78.288 limits Category 5’s ability to pay dividends on its common stock if any such dividend would render Category 5 insolvent on either a cash flow basis or balance sheet basis.

Holders

      On July 31, 2002, there were approximately 325 holders of record of MindArrow’s common stock. On August 9, 2002, there were approximately 118 holders on record of Category 5 common stock

FORWARD-LOOKING STATEMENTS

      This joint proxy statement/prospectus contains forward-looking statements within the meaning of the term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on the beliefs of management as well as assumptions made by, and information currently available to, the management of MindArrow and Category 5. Forward-looking statements are not guarantees of performance. Forward-looking statements are typically identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “will,” “should,” “project,” “propose,” “plan,” and similar words and expressions. It is uncertain whether any of the events anticipated by the forward-looking statements will occur, or if any of them do, what impact they will have on the results of operations and financial condition of MindArrow or the price of its stock.

      Forward-looking statements regarding MindArrow include, among other things, the following:

•	that the proposed merger represents an opportunity to create a combined company with better products, improved services, more efficient operations, and a stronger management team than either company could achieve at present on its own;

•	that the combined company will benefit from sales synergies that will contribute to top line revenues;

•	that the combined company will benefit from operating and cost synergies that will contribute to bottom line earnings;

•	that the merger will provide strategic cross-selling, marketing and distribution opportunities, strengthen the company’s competitive position, and provide potential greater access to capital markets;

•	that MindArrow’s business pipeline will grow and that the market will accept its products and services;

•	that the Internet will continue to grow and develop, and that there will be increased demand for digital marketing communications products and services;

•	that MindArrow’s market position, future operations, liquidity and capital resources will grow;

•	that MindArrow’s technology development and marketing efforts will be effective;

•	that MindArrow’s clients will be able to communicate more quickly and effectively using interactive multimedia and targeted one-to-one messaging;

•	that e-commerce will grow, and additional online revenue can be driven by enabling e-commerce transactions directly within an email;

•	that sales cycles can be shortened and customer relationships can be strengthened through targeted, customized messaging and real-time tracking and reporting; and

•	that online marketing communications can be more cost-effective and improve return on investment vis-à-vis direct mail and printed mail.

      Forward-looking statements regarding Category 5 include, among other things, the following:

•	that there is a large and growing market for technologies and services that enable existing and new businesses and financial institutions to commence or improve their e-commerce transactions;

•	that the Internet will continue to grow and develop in the United States and in foreign countries, in particular that e-commerce will increase;

•	that the size of Category 5’s potential market will grow;

•	that Category 5’s market position, future operations, margins, profitability, liquidity, and capital resources will likewise grow;

•	that Category 5’s marketing techniques will be effective;

•	that Category 5’s industry relationships will continue to develop, particularly with certain financial institutions;

•	that there will be increased demand for enabling services and technologies;

•	that Category 5’s proprietary marketing techniques and key industry relationships have been effective in marketing its various bankcard processing-solution products and services nationwide;

•	that sales and revenues will increase during the fiscal year ending June 30, 2003 and beyond;

•	that email marketing and promotions products provided by Category 5 through its recently-acquired subsidiary, Exposure International, LLC, will enable customers of Category 5 to communicate rapidly and directly with their customers, increasing sales and retaining loyalty;

•	that Category 5 customers will find this technology easy to use, enabling those customers to create professional newsletters to send to their customers and prospects and allowing Category 5 customers to learn about preferences of their customers on a real-time basis;

•	that the shopping cart and e-commerce technology of Category 5’s subsidiary, Bottomline Online, Inc. will successfully integrate with the website design and presentation software of another recently-acquired Category 5 subsidiary, FlashAlly, LLC;

•	that Category 5’s domestic and international customers will be able to successfully create their own high-end Flash websites and presentations using the website design and presentation software at Category 5’s recently acquired subsidiary, FlashAlly, LLC, thereby increasing “stickiness,” conversion rates and customer retention;

•	that the software and related system developed by another recently-acquired subsidiary of Category 5, CaptureQuest, Inc., will allow Category 5 customers to conduct rich-media marketing and promotions campaigns, to provide Category 5 customers with capabilities necessary to create, manage, assess and measure the success of these campaigns, to provide Category 5 customers with the technical and creative know how to execute a successful campaign, and to provide Category 5 customers with all of the necessary tools, flexibility, and versatility to service Category 5 customers in their online marketing, advertising, education and communication needs;

•	that Category 5 intends to develop new products and services, as well as the internal capabilities and competencies necessary in order to provide directly to its customers some of those products sold by Category 5 but currently outsourced to other suppliers;

•	that Category 5 anticipates that it will finance a greater number of installment contracts through its wholly-owned subsidiary, Olympus Financial, Inc., thereby avoiding significant discounts applied by various financing institutions which currently purchase some of Category 5’s installment contracts;

•	that Category 5 anticipates that it will continue to receive a greater portion of monthly fees and discount rates historically paid to various payment processors for the processing needs of Category 5’s customers; and

•	that the acquisition of Transaxis, S.A. will enable Category 5 to offer its products and services to businesses and financial institutions internationally.

      You are cautioned that forward-looking statements are not guarantees of future performance, results or events and are subject to various risks and uncertainties, including those relating to demand for and market acceptance of each company’s products, technology obsolescence, external economic conditions, ability to obtain financing for the operations of the combined company, competitive products and pricing, difficulties in product development, product delays, compliance with financial covenants, failure to adequately service current clients and failure to meet certain milestones or delivery requirements. Risks and uncertainties pertaining specifically to the proposed merger include the possible failure to occur of any of the conditions to closing set forth in the merger agreement, the possible failure or refusal by the majority of stockholders of either company to approve the transaction, the possible failure of the companies to successfully integrate their product offerings and operations, and potential difficulties of marketing the companies’ combined product and service solutions.

      Other risks, uncertainties and factors, including those discussed under the heading “Risk Factors” beginning on page 24 and elsewhere in this joint proxy statement/ prospectus, could cause the actual results of the combined company to differ materially from those projected in any forward-looking statements. The forward-looking statements contained herein are made only as of the date of this joint proxy statement/ prospectus. Except as required by law, none of MindArrow, Category 5 or any other person undertakes to revise the forward-looking statements and information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events that occur with different results than expected.

RISK FACTORS

      In addition to the other information included in this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining how to vote.

Risks Related to the Merger

MindArrow may not be able to successfully integrate Category 5 and achieve the benefits expected to result from the merger.

      The merger will present challenges to management, including the integration of the operations, technologies and personnel of MindArrow and Category 5, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel.

      MindArrow cannot assure you that it will successfully integrate or profitably manage Category 5’s businesses. In addition, MindArrow cannot assure you that, following the transaction, its businesses will achieve sales levels, profitability, efficiencies or synergies that justify the merger or that the merger will result in increased earnings for the combined company in any future period. Also, the combined company may experience slower rates of growth as compared to historical rates of growth of MindArrow and Category 5 independently.

Because the exchange ratio in the merger is fixed, stockholders of MindArrow and Category 5 are exposed to the risk that the market price of the other company’s stock will drop.

      Under the merger agreement, as amended, each share of Category 5 common stock will convert into the right to receive 2.3 shares of MindArrow common stock and warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc., following the merger. This exchange ratio is a fixed number and will not be adjusted if the price of MindArrow common stock or Category 5 common stock increases or decreases. The prices of MindArrow common stock and Category 5 common stock at the closing of the merger may vary from their prices on the date of this joint proxy statement/prospectus and on the date of each special meeting.

      These prices may vary because of changes in the business, operations or prospects of MindArrow or Category 5, market assessments of the likelihood that the merger will be completed, the timing of the completion of the merger, the prospects of post-merger operations, regulatory considerations, general market and economic conditions and other factors.

      Because the date that the merger is completed will be later than the date of the special meeting, the prices of MindArrow common stock and Category 5 common stock on the date of the special meetings may not be indicative of their respective prices on the date the merger is completed.

      We urge both MindArrow and Category 5 stockholders to obtain current market quotations for MindArrow common stock and Category 5 common stock, and to be aware that the relative prices of MindArrow and Category 5 common stock may change dramatically after the special meeting.

MindArrow cannot assure you that its common stock will continue to be listed on the Nasdaq SmallCap Market after the merger.

      On February 14, 2002, MindArrow received notice from Nasdaq that MindArrow’s common stock had closed below a required minimum bid price of $1.00 per share for a period of 30 consecutive trading days. In accordance with Nasdaq rules, MindArrow had 180 calendar days, or until August 13, 2002, to regain compliance with the minimum bid price requirement. MindArrow has obtained an extension of this requirement until February 18, 2003. In addition, Nasdaq may regard the proposed merger with Category 5 as a “reverse merger”, which would require under Nasdaq rules that the combined company qualify for initial inclusion on the Nasdaq SmallCap Market immediately following the merger. Although Nasdaq has not definitively informed MindArrow that the proposed merger would constitute a “reverse merger”, it is possible that Nasdaq could take this position prior to closing. MindArrow is seeking approval for the reverse stock split in order to assure that the combined company meets all of the requirements for initial inclusion on the Nasdaq SmallCap Market, so that it could remain listed on the Nasdaq SmallCap Market even if Nasdaq treats the proposed merger as a “reverse merger”. However, there can be no assurance that, whether or not the merger and the reverse stock split are consummated, MindArrow’s common stock would continue to trade on the Nasdaq SmallCap Market. If MindArrow’s common stock is de-listed from the Nasdaq SmallCap Market, it will become significantly less liquid and may decline significantly in price.

The price of MindArrow common stock may be affected by factors different from those affecting the price of Category 5 common stock.

      When the merger is completed, holders of Category 5 common stock will become holders of MindArrow common stock. MindArrow’s business differs from that of Category 5, and MindArrow’s results of operations, as well as the price of MindArrow common stock, may be affected by factors different from those affecting Category 5’s results of operations and the price of Category 5 common stock. Different factors include the following:

•	gain or loss of a significant client;

•	gain or loss of a strategic partner;

•	failure to achieve and sustain revenue growth;

•	a large retail stockholder base may cause price volatility; and

•	unsubstantiated information on Internet message boards.

Failure to complete the merger could negatively impact the market price of MindArrow’s common stock and Category 5’s common stock.

      If the merger is not completed for any reason, both MindArrow and Category 5 may be subject to a number of material risks, including:

•	the market price of either or both companies’ stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	either party may be required to pay the other a termination fee; and

•	costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

Neither MindArrow nor Category 5 may be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

      While the merger agreement is in effect, subject to specified exceptions, both MindArrow and Category 5 are prohibited from soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock or other similar transaction with any other person. As a result of this prohibition, MindArrow and Category 5 may be unable to enter into an alternative transaction at a favorable price.

Category 5 officers and directors have conflicts of interest that may influence them to support or recommend the merger.

      The officers and directors of Category 5 participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, those of Category 5 stockholders. In particular, certain officers and employees of Category 5 may enter into employment agreements with MindArrow which will provide for, among other things, employment with MindArrow after the merger and other payments and benefits. In addition, the merger agreement provides that Paul Anderson and Tyler Thompson will be appointed to the board of directors of MindArrow until the next annual meeting, and that MindArrow will provide certain indemnification to the directors and officers of Category 5.

      As a result of these interests, these officers and directors could be more likely to support or recommend to Category 5 stockholders the approval of the merger than if they did not have these interests. Category 5 stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the approval of the merger.

MindArrow may have difficulty integrating Category 5’s operations and retaining important employees of Category 5.

      There can be no guarantee that management of MindArrow will be able to successfully integrate Category 5’s employees and operations following the merger, and there is the risk that MindArrow will be unable to retain all of Category 5’s key employees for a number of reasons. There also can be no assurance that any contemplated synergies from the integration of the businesses will be realized. The challenges involved in this integration include the following:

•	the risk that the cultures of the companies will not blend;

•	obtaining synergies from the customer acquisition methodologies of the companies; and

•	obtaining synergies from the companies’ product and service offerings effectively and quickly integrating technology, back office, human resources, accounting and financial systems.

      While both companies have completed several acquisitions, neither MindArrow nor Category 5 has experience in integrating operations on the scale presented by the merger. The integration process will be complicated and will involve a number of special risks in addition to the challenges described above, including the possibility that management may be distracted from regular business operations. It is not certain that MindArrow and Category 5 can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Failure to effectively complete the integration could materially harm the business and operating results of the combined companies.

The integration of Category 5 will require substantial time and effort of key managers of MindArrow, which could divert the attention of those managers from other matters.

      The merger will place significant demands on key managers of MindArrow. Managing the integration of the two companies and the growth of the Category 5 business may limit the time available for those managers of MindArrow to attend to other operational, financial and strategic issues.

The merger of Category 5 with MindArrow may be viewed as disadvantageous by certain customers of MindArrow and Category 5.

      Certain of MindArrow’s and Category 5’s existing customers and other business partners may view the merger as disadvantageous to them. As a consequence, the future relationship with these persons could be adversely affected. The merger will require the consent of certain parties who have entered into contracts with Category 5 and may require the consent of certain parties who have entered into contracts with MindArrow. There can be no assurance that such consents will be given and, if not given, that such contracts will not terminate.

Following the merger, MindArrow may not be able to retain the employees of Category 5 or MindArrow.

      The success of MindArrow and Category 5 will be dependent in part on the retention and integration of management, technical, marketing, sales and customer support personnel. There can be no assurance that the companies will be able to retain such personnel or that the companies will be able to attract, hire and retain replacements for employees who leave following consummation of the Merger. The failure to attract, hire, retain and integrate such skilled employees could have a material adverse effect on the business, operating results and financial condition of MindArrow and Category 5.

If the conditions to the merger are not met, the merger will not occur.

      Several conditions must be satisfied or waived to complete the merger. These conditions are described under “Conditions to Completion of the Merger” and in detail in the merger agreement. MindArrow and Category 5 cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and MindArrow and Category 5 each may lose some or all of the intended benefits of the merger.

The merger will result in substantial costs whether or not completed.

      The merger will result in significant costs to MindArrow and Category 5. Excluding costs associated with combining the operations of the two companies and severance benefits and costs associated with discontinuing some redundant business activities, direct transaction costs of both companies are estimated at approximately $1,000,000 in the aggregate. These costs are expected to consist primarily of fees for financial advisors, attorneys, accountants, filing fees and financial printing. The aggregate amount of these costs may be greater than currently anticipated. A substantial amount of these costs will be incurred whether or not the merger is completed.

The rights of the Category 5 stockholders will be affected by the merger.

      Stockholders of Category 5, as of the effective time of the merger, will become holders of MindArrow common stock. Certain differences exist between the rights of stockholders of Category 5 under Nevada law, the Category 5 Articles of Incorporation and the Category 5 Bylaws, and the rights of stockholders of MindArrow under Delaware law, the Certificate of Incorporation of MindArrow and the Bylaws of MindArrow.

The merger may have a dilutive effect to stockholders.

      Although the companies believe that beneficial synergies will result from the merger, there can be no assurance that the combining of the two companies’ businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of MindArrow common stock in connection with the merger may have the effect of reducing MindArrow’s net income per share from levels otherwise expected and could reduce the market price of the MindArrow common stock unless revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved.

The merger with MindArrow may create an opportunity loss for Category 5 as a stand-alone entity.

      As a consequence of the merger, Category 5 stockholders will lose the chance to invest in the development and exploitation of Category 5’s products on a stand-alone basis. It is possible that Category 5, if it were to remain independent, could achieve economic performance superior to that which it could achieve as a subsidiary of MindArrow. Consequently, there can be no assurance that stockholders of Category 5 would not achieve greater returns on investment if Category 5 were to remain an independent company.

MindArrow and Category 5 stockholders should not place undue reliance on forward-looking information.

      Information contained in this joint proxy statement/prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which can be identified by the use of forward-looking terminology like “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” or “pro forma” or the negative or other variations of those words or comparable terminology.

      All forward-looking statements contained in this joint proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements set forth in this joint proxy statement/prospectus. Stockholders of Category 5 and MindArrow are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this joint proxy statement/prospectus. Except as required by law, neither MindArrow nor Category 5 undertakes any responsibility to update you on the occurrence of any anticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this joint proxy statement/prospectus.

Risks Related to the Business of MindArrow

MindArrow may need additional financing.

      The capital requirements associated with developing MindArrow’s network and corporate infrastructure have been and will continue to be significant. MindArrow has been substantially dependent on private placements of equity securities to fund such requirements.

      At June 30, 2002, MindArrow had available cash of approximately $1.2 million and negative working capital of approximately $2.0 million. This negative working capital balance includes as current liabilities approximately $800,000 of deferred revenues as well as a payment of $500,000 due October 1, 2002 on a promissory note issued in connection with MindArrow’s acquisition of substantially all of the assets of Radical Communication, Inc. in September 2001. In August 2002, MindArrow raised $740,000 in cash and $250,000 from the conversion of a portion of the promissory note payment due on October 1, 2002, thereby reducing MindArrow’s working capital deficit by $990,000. In addition, during the quarter ended June 30, 2002, MindArrow took further steps to reduce monthly cash operating expenses. MindArrow currently estimates that its cash operating expenses are approximately $600,000 per month. Over the past year, MindArrow’s revenues have averaged nearly $300,000 per month, and during the quarter ended June 30, 2002, revenues increased to an average of $412,000 per month. Although MindArrow believes that as a result of an existing backlog of contracts and anticipated new contracts its monthly revenues will continue to increase over time, there can be no assurance that this will happen. Based on MindArrow’s current operating plan, available cash, and financing commitments currently in place, MindArrow estimates that it may need to obtain additional financing prior to December 31, 2002. This need may also be eliminated with the resources available from the combined business of MindArrow and Category 5 Technologies, should the proposed merger be consummated. In their report on MindArrow’s consolidated financial statements for the year ended September 30, 2001, MindArrow’s auditors expressed significant doubt about its ability to continue as a going concern. THERE CAN BE NO ASSURANCE THAT ANY ADDITIONAL FINANCING WILL BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL. IF MINDARROW IS UNSUCCESSFUL IN RAISING ADDITIONAL FUNDS, ITS LIQUIDITY POSITION WILL BE MATERIALLY AND ADVERSELY AFFECTED AND IT COULD BE REQUIRED TO MAKE DRASTIC COST REDUCTIONS, WHICH WOULD NEGATIVELY IMPACT ITS OPERATIONS.

      Although MindArrow believes the assumptions underlying its operating plan are reasonable, MindArrow lacks the operating history of a more seasoned company and there can be no assurance that its forecasts will prove accurate. In the event that MindArrow’s plans change, its assumptions change or prove inaccurate, if the committed financing from East-West Capital Associates, Inc. fell through, if the merger does not close, or if future private placements, other capital resources and projected cash flow otherwise prove to be insufficient to fund operations, MindArrow could be required to seek additional financing sooner than currently anticipated. To the extent that MindArrow is able to raise additional funds and it involves the sale of its equity securities, the interests of MindArrow’s stockholders could be substantially diluted.

Recent actions that MindArrow has taken may negatively impact its ability to achieve its business objectives.

      In order to manage MindArrow’s liquidity and cash position, over the past year MindArrow has had to implement certain cost cutting measures, including reductions in force of 68 employees. After these staff reductions, as of June 30, 2002, MindArrow had 51 full time employees worldwide. Although these cost cutting measures have improved MindArrow’s short-term cash requirements, they may negatively impact MindArrow’s ability to grow its business and achieve its business objectives.

MindArrow’s limited operating history makes evaluation of its business difficult.

      MindArrow’s business was formed as eCommercial.com in March 1999 and MindArrow was a development-stage company through December 31, 1999. In January 2000, principal operations commenced. MindArrow has recorded a cumulative net loss of approximately $57 million through June 30, 2002 (including $18.6 million attributable to the non-cash portion of the non-operating loss on transfer agent fraud) and anticipates recording losses in the near term. Accordingly, MindArrow has a limited operating history on which to base an evaluation of current business and prospects. MindArrow’s short operating history makes it difficult to predict future results, and there are no assurances that its revenues will increase, or that MindArrow will achieve or maintain profitability or generate sufficient cash from operations in future periods.

      MindArrow’s ability to achieve and sustain profitability would be adversely affected if MindArrow:

•	fails to effectively market and sell its services;

•	fails to develop new and maintain existing relationships with clients;

•	fails to continue to develop and upgrade its technology and network infrastructure;

•	fails to respond to competitive developments;

•	fails to introduce enhancements to its existing products and services to address new technologies and standards; or

•	fails to attract and retain qualified personnel.

      MindArrow’s operating results are also dependent on factors outside of its control, such as strength of competition and the growth of the market for its services. There is no assurance that MindArrow will be successful in addressing these risks, and failure to do so could have a material adverse effect on MindArrow’s financial performance.

      MindArrow expects to incur losses in the near term, and if it is unable to generate sufficient cash flow or raise the capital necessary to allow MindArrow to continue to meet all of its obligations as they come due, its business could suffer.

MindArrow’s future revenues are not predictable, and its results could vary significantly.

      Because of MindArrow’s limited operating history and the emerging nature of its markets, it is unable to reliably forecast its revenues. MindArrow’s operating results may fluctuate significantly in the future as a result of a variety of factors. These factors include:

•	the demand for its services;

•	the addition or loss of individual clients;

•	the amount and timing of capital expenditures and other costs relating to the expansion of its operations;

•	the introduction of new products or services by MindArrow or its competitors; and

•	general economic conditions and economic conditions specific to the Internet, such as electronic commerce and online media.

      Any one of these factors could cause MindArrow’s revenues and operating results to vary significantly. In addition, as a strategic response to changes in the competitive environment, MindArrow may from time to time make certain pricing, service or marketing decisions or acquisitions that could significantly hurt its operating results in a given period.

      Due to all of the foregoing factors, MindArrow believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, it is possible that MindArrow’s operating results in one or more quarters will fail to meet the expectations of investors. In such event, the market price of MindArrow’s common stock could drop.

If MindArrow is unable to obtain funding, its customers and vendors may decide not to do business with it.

      If MindArrow is unable to continue funding its operations at current levels, and if customers and vendors become concerned about MindArrow’s business prospects, they may decide not to conduct business with MindArrow, or may conduct business with MindArrow on terms that are less favorable than those customarily extended by them. In that event, MindArrow’s revenues would decrease and its business will suffer significantly.

MindArrow is not sure if the market will accept its product offerings.

      MindArrow’s ability to succeed will depend on the following, none of which can be assured:

•	the effectiveness of its marketing and sales efforts;

•	market acceptance of its current and future offerings; and

•	the reliability of its networks and services.

      MindArrow operates in a market that is in the early stage of development, is rapidly evolving, and is characterized by an increasing number of competitors and risk surrounding market acceptance of new technologies and services. Potential customers must view MindArrow’s technologies as a viable alternative to traditional commercial advertising and direct mail. Because this market is new, it is difficult to predict its size and growth rate. If the market fails to develop as MindArrow anticipates, its growth will be slower than expected.

MindArrow may make acquisitions of complementary technologies or businesses, which may disrupt MindArrow’s business and be dilutive to its existing stockholders.

      MindArrow intends to consider acquisitions of businesses and technologies on an opportunistic basis, such as, for example, its prior acquisitions of Control Commerce, Inc. and Radical Communication, Inc. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense and impairment charges. Any acquisition may not provide the benefits originally anticipated, and there may be difficulty in integrating the service offerings and customer and supplier relationships gained through acquisitions with those of MindArrow. Although MindArrow attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, such unexpected liabilities nevertheless may accompany such acquisitions. MindArrow cannot guarantee that it will successfully identify attractive acquisition candidates, complete and finance additional acquisitions on favorable terms, or integrate the acquired businesses or assets into MindArrow. Any of these factors could materially harm MindArrow’s business or operating results in a given period.

Network and system failures could adversely impact MindArrow’s business.

      The performance, reliability and availability of MindArrow’s Web sites and network infrastructure is critical to its reputation and ability to attract and retain clients. MindArrow’s systems and operations are vulnerable to damage or interruption from earthquake, fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events. MindArrow carries business interruption insurance to compensate for losses that may occur, but insurance is not guaranteed to remove all risk of loss. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain errors that could cause system failures. Any system failure that causes an interruption could result in a loss of clients and could reduce the attractiveness of MindArrow’s services.

      MindArrow is also dependent upon Web browsers, Internet service providers and online service providers to provide Internet users access to its clients, users and Web sites. Users may experience difficulties due to system failures or delays unrelated to MindArrow’s systems. These difficulties may hurt audio and video quality or result in intermittent interruptions in broadcasting and thereby slow MindArrow’s growth.

Circumvention of MindArrow’s security measures and viruses could disrupt its business.

      Despite the implementation of security measures, MindArrow’s networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Anyone who is able to circumvent security measures could steal proprietary information or cause interruptions in its operations. Service providers have occasionally experienced interruptions in service as a result of the accidental actions of users or intentional actions of hackers. MindArrow may have to spend significant capital to protect against security breaches or to fix problems caused by such breaches. Although MindArrow has implemented security measures, there can be no assurance that such measures will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to users, which could hurt MindArrow’s business.

MindArrow depends on continued growth in use of the Internet.

      Rapid growth in use of the Internet is a recent phenomenon and there can be no assurance that use of the Internet will continue to grow or that a sufficient base of users will emerge to support MindArrow’s business. The Internet may not be accepted as a viable medium for broadcasting advertising and brochure distribution, for a number of reasons, including:

•	inadequate development of the necessary infrastructure;

•	inadequate development of enabling technologies;

•	lack of acceptance of the Internet as a medium for distributing rich media advertising; and

•	inadequate commercial support for Web-based advertising.

      To the extent that Internet use continues to increase, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it, and especially the demands of delivering high-quality video content.

      Furthermore, user experiences on the Internet are affected by access speed. There is no assurance that broadband access technologies will become widely adopted. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. MindArrow’s business could suffer if use of the Internet grows more slowly than expected, or if the Internet infrastructure does not effectively support the growth that does occur.

If MindArrow does not respond to technological change, it could lose or fail to develop customers.

      The development of MindArrow’s business entails significant technical and business risks. To remain competitive, MindArrow must continue to enhance and improve the functionality and features of its technology. The Internet and the e-commerce industry are characterized by:

•	rapid technological change;

•	changes in client requirements and preferences;

•	frequent new product and service introductions embodying new technologies; and

•	the emergence of new industry standards and practices.

The evolving nature of the Internet could render MindArrow’s existing systems obsolete.

      MindArrow’s success will depend, in part, on its ability to:

•	develop and enhance technologies useful in its business;

•	develop new services and technology that address the increasingly sophisticated and varied needs of its current and prospective clients; and

•	adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

      Future advances in technology may not be beneficial to, or compatible with, MindArrow’s business. Furthermore, MindArrow may not use new technologies effectively or adapt its systems to client requirements or emerging industry standards on a timely basis. MindArrow’s ability to remain technologically competitive may require substantial expenditures and lead time. If MindArrow is unable to adapt to changing market conditions or user requirements in a timely manner, it will lose clients.

MindArrow could face liability for Internet content.

      As a distributor of Internet content, MindArrow faces potential liability for negligence, copyright, patent or trademark infringement, defamation, indecency and other claims based on the content of MindArrow’s broadcasts. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. MindArrow’s general liability insurance may not be adequate to indemnify it for all liability that may be imposed. Although MindArrow generally requires its clients to indemnify it for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance or by an indemnification by a client could harm MindArrow’s business.

MindArrow’s operating results could be impaired if it becomes subject to burdensome government regulations and legal uncertainties concerning the Internet.

      Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, relating to:

•	user privacy;

•	pricing, usage fees and taxes;

•	content;

•	copyrights;

•	distribution;

•	characteristics and quality of products and services; and

•	online advertising and marketing.

      The adoption of any additional laws or regulations may decrease the popularity or impede the expansion of the Internet and could seriously harm MindArrow’s business. A decline in the popularity or growth of the Internet could decrease demand for MindArrow’s products and services, reduce its revenues and margins and increase its cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not currently apply to MindArrow’s business, or the application of existing laws and regulations to the Internet and other online services, could also harm its business.

MindArrow’s stock price has been and may continue to be volatile.

      The trading price of MindArrow’s common stock has been and is likely to continue to be highly volatile. For example, on May 9, 2001, MindArrow’s common stock closed at $2.00 per share, and on August 21, 2002, the common stock closed at $0.37 per share. MindArrow’s stock price could be subject to wide fluctuations in response to factors such as:

•	the average daily trading volume of its common stock;

•	actual or anticipated variations in quarterly operating results and its need for additional financing to fund MindArrow’s continuing operations;

•	announcements of technological innovations, new products or services by MindArrow or its competitors;

•	the addition or loss of strategic relationships or relationships with MindArrow’s key customers;

•	conditions or trends in the Internet, streaming media, media delivery, and online commerce markets;

•	changes in the market valuations of other Internet, online service, or software companies;

•	announcements by MindArrow or its competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	legal or regulatory developments;

•	additions or departures of key personnel;

•	sales of MindArrow common stock;

•	MindArrow’s failure to obtain additional financing on satisfactory terms, or at all; and

•	general market conditions.

      The historical volatility of MindArrow’s stock price may make it more difficult for investors in its securities to resell shares at prices they find attractive. See also “Risk Factors — MindArrow cannot assure you that its common stock will continue to be listed on the Nasdaq SmallCap Market.”

      In addition, the stock market in general, the Nasdaq SmallCap Market, the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may reduce MindArrow’s stock price, regardless of its operating performance.

Future sales of MindArrow’s common stock may depress its stock price.

      Sales of a substantial number of shares of MindArrow’s common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for its common stock. As of August 16, 2002, MindArrow had 30,896,878 shares of common stock outstanding. A significant number of these shares are not publicly traded but are available for immediate resale to the public. MindArrow also has reserved shares of its common stock as follows:

•	14,064,533 shares are reserved for issuance upon the exercise of warrants;

•	2,475,000 shares are reserved for issuance under MindArrow’s 1999 Stock Option Plan; and

•	5,497,500 shares are reserved for issuance under MindArrow’s 2000 Stock Incentive Plan.

      Shares underlying vested options are generally eligible for immediate resale in the public market.

MindArrow’s efforts to protect its intellectual property rights may not sufficiently protect it, and it may incur costly litigation to protect its rights.

      MindArrow has filed 18 patent applications and it plans to file additional patent applications in the future with respect to various additional aspects of its technologies. In addition, MindArrow has received one patent on technology it obtained in the Control Commerce acquisition. MindArrow marks its software with copyright notices, and intends to file copyright registration applications where appropriate. MindArrow has also filed several federal trademark registration applications for trademarks and service marks that it uses. There can, however, be no assurance that any patents, copyright registrations, or trademark registrations applied for by MindArrow will be issued, or if issued, will sufficiently protect its proprietary rights.

      MindArrow also relies substantially on certain technologies that are not patentable or proprietary and are therefore available to its competitors. In addition, many of the processes and much of MindArrow’s technology are dependent upon its technical personnel, whose skill, knowledge and experience are not patentable. To protect MindArrow’s rights in these areas, it requires all employees, significant consultants and advisors to enter into confidentiality agreements under which they agree not to use or disclose MindArrow’s confidential information as long as that information remains proprietary. MindArrow also requires that its employees agree to assign to it all rights to any inventions made during their employment relating to MindArrow’s activities, and not engage in activities similar to those of MindArrow during the term of their employment. There can be no assurance, however, that these agreements will provide meaningful protection for MindArrow’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or proprietary information. Further, in the absence of patent protection, it may be exposed to competitors who independently develop substantially equivalent technology or otherwise gain access to MindArrow’s trade secrets, knowledge or other proprietary information.

      Despite MindArrow’s efforts to protect its intellectual property, a third party or a former employee could copy, reverse-engineer or otherwise obtain and use its intellectual property or trade secrets without authorization or could develop technology competitive to MindArrow.

      MindArrow’s intellectual property may be misappropriated or infringed upon. Consequently, litigation may be necessary in the future to enforce MindArrow’s intellectual property rights, to protect its confidential information or trade secrets, or to determine the validity or scope of the rights of others. Litigation could result in substantial costs and diversion of management and other resources and may not successfully protect MindArrow’s intellectual property. Additionally, MindArrow may deem it advisable to enter into royalty or licensing agreements to resolve such claims. Such agreements, if required, may not be available on commercially reasonable or desirable terms or at all.

MindArrow’s technology may infringe on the rights of others.

      Even if the patents, copyrights and trademarks MindArrow applies for are granted, they do not confer on MindArrow the right to manufacture or market products or services if such products or services infringe on intellectual property rights held by others. If any third parties hold conflicting rights, MindArrow may be required to stop making, using, or marketing one or more of its products or to obtain licenses from and pay royalties to others, which could have a significant and material adverse effect on it. There can be no assurance that MindArrow will be able to obtain or maintain any such license on acceptable terms or at all.

      MindArrow may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If third parties hold trademark, copyright or patent rights that conflict with MindArrow’s business, then it may be forced to litigate infringement claims that could result in substantial costs to it. In addition, if MindArrow was unsuccessful in defending such a claim, it could have a negative financial impact on it. If third parties prepare and file applications in the United States that claim trademarks used or registered by MindArrow, it may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to MindArrow. An adverse outcome in litigation or privity proceedings could require MindArrow to license disputed rights from third parties or to cease using such rights. Any litigation regarding MindArrow’s proprietary rights could be costly, divert management’s attention, result in the loss of certain of MindArrow’s proprietary rights, require it to seek licenses from third parties and prevent it from selling its services, any one of which could have a negative financial impact on MindArrow. In addition, inasmuch as MindArrow broadcasts content developed by third parties, its exposure to copyright infringement actions may increase because it must rely upon such third parties for information as to the origin and ownership of such licensed content. MindArrow generally obtains representations as to the origin and ownership of such licensed content and generally obtains indemnification to cover any breach of such representations; however, there can be no assurance that such representations will be accurate or given, or that such indemnification will adequately protect MindArrow.

The length of MindArrow’s sales cycle increases its costs.

      Many of MindArrow’s potential customers conduct extensive and lengthy evaluations before deciding whether to purchase or license its products. In MindArrow’s experience to date, the sales cycle has ranged from a few days up to six months. While the potential customer is making this decision, MindArrow continues to incur salary, travel and other similar costs of following up with these accounts. Therefore, the risk associated with MindArrow’s lengthy sales cycle is that it may expend substantial time and resources over the course of the sales cycle only to realize no revenue from such efforts if the customer decides not to purchase from MindArrow. Any significant change in customer buying decisions or sales cycles for MindArrow’s products could have a material adverse effect on MindArrow’s business, results of operations, and financial conditions.

MindArrow has a limited operating history in international markets.

      MindArrow has only limited experience in operating in international markets. Although MindArrow has distributed its products and services internationally since August 1999, MindArrow had no experience in international operations prior to the acquisition of its Hong Kong-based subsidiary, MindArrow Asia Ltd., in April 2000. Through June 2002, MindArrow has recognized approximately $2.0 million of revenue related to its international operations in eastern Asia. There can be no assurance that its international operations will be successful.

There are risks inherent in conducting international operations.

      There are many risks associated with MindArrow’s international operations in eastern Asia, including, but not limited to:

•	difficulties in collecting accounts receivable and longer collection periods;

•	changing and conflicting regulatory requirements;

•	potentially adverse tax consequences;

•	tariffs and general export and customs restrictions;

•	difficulties in staffing and managing foreign operations;

•	political instability;

•	fluctuations in currency exchange rates;

•	the need to develop localized versions of MindArrow’s products;

•	national standardization and certification requirements;

•	seasonal reductions of business activity; and

•	the impact of local economic conditions and practices.

      Any of the above-listed risks could have a material adverse effect on MindArrow’s future business, financial condition, or results of operations.

                  International markets for online marketing are in their very early stages of development.

      MindArrow distributes its messages globally. To date, MindArrow has developed or modified into foreign language text and delivered content to recipients in the United Kingdom, France, Switzerland, Austria, Norway, Sweden, Iceland, Finland, Denmark, Greece, Lebanon, Mexico, Panama, Peru, Philippines, Australia, Singapore, Hong Kong, China, and Taiwan. The markets for online advertising and direct marketing in these countries are generally in earlier stages of development than in the United States, and MindArrow cannot assure you that the market for, and use of online advertising and direct marketing in international markets such as these and others will be significant in the future. Factors that may account for slower growth in the online advertising and direct marketing markets include, but are not limited to:

•	slower growth in the number of individuals using the Internet internationally;

•	privacy concerns;

•	a lower rate of advertising spending internationally than in the United States; and

•	a greater reluctance to use the Internet for advertising and direct marketing.

      Any of the above-listed risks could have a material adverse effect on MindArrow’s future business, financial condition, or results of operations.

MindArrow is subject to risks associated with governmental regulation and legal uncertainties.

      MindArrow is subject to general business laws and regulations. These laws and regulations, as well as new laws and regulations that may be adopted in the United States and other countries, may impede the growth of the Internet. These laws may relate to areas such as advertising, taxation, personal privacy, content issues (such as obscenity, indecency, and defamation), copyright and other intellectual property rights, encryption, electronic contracts and “digital signatures,” electronic commerce liability, email, network and information security, and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than, federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, applicability, and enforcement, may affect the available distribution channels for and costs associated with MindArrow’s products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm its business.

      MindArrow does not know for certain how existing laws governing issues such as privacy, property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media, and data protection, apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

•	limit the growth of the Internet;

•	create uncertainty in the marketplace that could reduce demand for MindArrow’s products and services;

•	increase MindArrow’s cost of doing business;

•	expose MindArrow to significant liabilities associated with content distributed or accessed through MindArrow’s products or services, and with its provision of products and services, and with the features or performance of its products;

•	lead to increased product development costs, or otherwise harm MindArrow’s business; or

•	decrease the rate of growth of MindArrow’s user base and limit its ability to effectively communicate with and market to its user base.

      Any of the above-listed consequences could have a material adverse effect on MindArrow’s future business, financial condition, or results of operations.

MindArrow may be subject to legal liability in connection with the data collection capabilities of its products and services.

      MindArrow’s products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, MindArrow’s products occasionally send information to servers at MindArrow. Many of the services MindArrow provides also require that users provide information to it. MindArrow posts privacy policies concerning the use and disclosure of MindArrow’s user data. Any failure by MindArrow to comply with its posted privacy policies could impact the market for MindArrow’s products and services, subject it to litigation, and harm its business.

      In addition, the Child Online Privacy Protection Act (“COPPA”) became effective as of April 21, 2000. COPPA requires operators of commercial Web sites and online services directed to children (under 13), and general audience sites that know that they are collecting personal information from a child, to:

•	provide parents notice of their information practices;

•	obtain verifiable parental consent before collecting a child’s personal information, with certain limited exceptions;

•	give parents a choice as to whether their child’s information will be disclosed to third parties;

•	provide parents access to their child’s personal information and allow them to review it and/or have it deleted;

•	give parents the opportunity to prevent further use or collection of information;

•	not require a child to provide more information than is reasonably necessary to participate in an activity; and

•	maintain the confidentiality, security, and integrity of information collected from children.

      MindArrow does not knowingly collect and disclose personal information from such minors, and therefore believes that it is fully compliant with COPPA. However, the manner in which COPPA may be interpreted and enforced cannot be fully determined, and thus COPPA and future legislation such as COPPA could subject MindArrow to potential liability, which in turn would harm its business.

Risks Related to the Business of Category 5

Future losses could impair Category 5’s ability to raise capital.

      Although Category 5 recorded net income of $1,784,164 for the nine months ended March 31, 2002, net income of $4,324,972 for the six months ended June 30, 2001, and net income of $1,700,995 for the twelve months ended December 31, 2000, Category 5 cannot assure you that it will be profitable in future periods. Losses in future periods could impair Category 5’s ability to raise capital as needed.

Category 5 is subject to compliance with securities laws, which exposes it to potential liabilities.

      Historically, Category 5 has periodically offered and sold Category 5 common stock to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon Category 5’s conduct and that of those persons contacting prospective investors and making the offering. Category 5 has not received a legal opinion to the effect that any of Category 5’s prior offerings were exempt from registration under any federal or state law. Instead, Category 5 has relied upon the operative facts as documented by it as the basis for such exemptions, including information provided by investors themselves.

      If any prior offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996, which does not preempt compliance with certain filing and notice requirements and other conditions that rarely, but in some instances, must be satisfied prior to making an offer in a specific state. If investors were successful in seeking rescission, Category 5 would face severe financial demands that could adversely affect it and, thus, the nonrescinding investors.

      Additionally, if Category 5 did not qualify for the exemptions upon which Category 5 has relied, Category 5 may become subject to significant fines and penalties imposed by the Commission under the Securities Act and state securities agencies.

Category 5’s business strategies and financial projections are based on various factors and assumptions, which may prove to be incorrect.

      This joint proxy statement/ prospectus describes Category 5’s business strategy and plans. Such information has been prepared by Category 5 and is based on a number of variables, hypotheticals and assumptions about various matters, including the following:

•	General Internet industry information from third-party sources, including information respecting level of usage, continued growth, security protocol development, and other matters;

•	Expectations of management regarding managerial and financial resources available to Category 5;

•	Anticipated results of advertising and marketing activities;

•	Estimates of market size and characteristics;

•	Competitive conditions;

•	Future capital requirements; and

•	Rates of growth.

      Such information is based on present circumstances, third party data believed reliable but not fully verified or verifiable by management, Category 5’s estimates, and on events that have not occurred, which may not occur, or which may occur with different sequences and consequences from those now assumed or anticipated. All such information, estimates, and projections must be considered in light of the emerging nature of the Internet industry and the uniqueness of Category 5’s business plan and strategy. If investors were to consult with their own advisors or other industry experts, it should be expected that their views may differ from those set forth herein. No assurance can be given that all material assumptions have been considered. No representation or warranty of any kind is made by Category 5, and none should be inferred, respecting the future accuracy or completeness of such forward-looking material.

Some of Category 5’s marketing channels are unproven and may not be successful.

      Category 5 has recently commenced marketing products and services through a new marketing channel using resellers and multi-level marketing. This marketing channel is unproven and may not be successful. If it is unsuccessful, Category 5’s operating expenses may increase without a corresponding increase in sales.

Category 5 must successfully implement its marketing and business strategy in order to generate sales.

      Category 5 intends to continue or begin to advertise to potential clients through a variety of distribution channels, such as seminars, print and Internet media advertising, direct marketing campaigns, cold calling, and co-marketing arrangements with key industry partners. If these distribution channels prove more costly or less effective than anticipated, Category 5’s growth and ability to generate revenues would be adversely affected.

      Category 5’s continued success depends on its ability to compete in an industry that is highly competitive, with rapid technological advances and constantly improving products in both price and performance. As most market areas in which Category 5 operates continue to grow, Category 5 is experiencing increased competition, and expects this trend to continue. Under Category 5’s current competitive strategy, Category 5 endeavors to remain competitive by growing existing businesses, developing new businesses internally, increasing efficiency, improving access to new markets, and reducing costs. Although Category 5’s executive management team and board of directors continue to review and monitor Category 5’s strategic plans, Category 5 can give no assurance that it will be able to continue to follow its current strategy or that this strategy will be successful.

Category 5 cannot accurately predict its future revenues.

      There can be no assurance that Category 5 will be able to generate significant revenues or that it will achieve or maintain profitability, or generate revenues from operations in the future. Category 5 believes that its success will depend upon its ability to generate and retain new merchant subscribers, which cannot be assured and, in many circumstances, will be beyond Category 5’s control. Category 5’s ability to generate subscribers will depend on a variety of factors, including:

•	Category 5’s sales and marketing efforts as well as the co-marketing efforts of its strategic partners;

•	The reliability and cost-effectiveness of Category 5’s services;

•	The level and growth of use of the Internet; and

•	Customer service and support.

      Because of Category 5’s recent rapid growth and the ongoing evolution of its business model, Category 5 does not have historical financial data on which to base planned operating expenses. Category 5 may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Therefore, any significant shortfall of demand for Category 5’s Internet services in relation to Category 5’s budget expectations would have an immediate adverse impact on Category 5’s business, operating results and financial condition.

Category 5 expects its operating results to fluctuate, which makes it difficult to predict future performance.

      Category 5 expects a portion of its revenue stream to come from set-up and other fees charged to new customers, which will fluctuate in amount. Registration for Internet e-commerce services tends to be cyclical in nature. In addition, Category 5 could potentially experience significant fluctuations in future operating results caused by a variety of factors, many of which are outside of Category 5’s control, including:

•	Demand for and market acceptance of new Internet services;

•	The introduction or enhancement of Internet services or access by Category 5 or its competitors;

•	Capacity utilization;

•	Technical difficulties, system downtime, or Internet brownouts;

•	Fluctuations in data communications and telecommunications costs;

•	Subscriber retention;

•	The timing and magnitude of capital expenditures and requirements;

•	Costs relating to the expansion or upgrading of operations, facilities, and infrastructure;

•	Changes in Category 5’s pricing policies and those of its competitors;

•	Changes in regulatory laws and policies; and

•	General economic conditions, particularly those related to the Internet industry.

      Because of the foregoing factors, Category 5 expects its future operating results to fluctuate. As a result of such fluctuations, it will be difficult to predict Category 5’s operating results. Period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance. In addition, a relatively large portion of Category 5’s expenses will be fixed in the short-term, particularly with respect to data communications and telecommunications costs, depreciation, real estate and personnel. Therefore, Category 5’s future operating results will be particularly sensitive to fluctuations in revenues because of these and other short-term fixed costs.

      Category 5 may be unable to collect its receivables and retainages in amounts previously estimated.

      In accordance with United States generally accepted accounting principles, Category 5 has established reserves against its retainages and receivables. Category 5 believes that the established reserves adequately allow for the estimated uncollectable portion of the retainages and receivables. However, Category 5 may experience collection rates below its established reserves, which could reduce the amount of available funds and require additional reserves. Reduced available funds could adversely affect Category 5’s ability to successfully implement the objectives of Category 5’s business plan. There can be no assurance that Category 5 will be able to collect its retainages and receivables in sufficient amounts. Failure to collect adequate amounts of its retainages and receivables could materially adversely affect Category 5’s business and results of operations.

      There are low barriers to entry in Category 5’s market, which could result in increased competition in the future.

      The market for Internet-based services is relatively new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new Internet products and services at a relatively low cost within relatively short time periods. Category 5 expects competition to persist and intensify and the number of competitors to increase significantly in the future. Should Category 5 seek in the future to attempt to expand the scope of its Internet services and product offerings, Category 5 will compete with a greater number of Internet companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is difficult for Category 5 to anticipate which companies are likely to offer competitive products and services in the future.

      The intense competition in Category 5’s industry could reduce or eliminate the demand for its services.

      The market for Category 5’s services is intensely competitive and subject to rapid technological change. Category 5 expects competition to intensify in the future. Category 5’s primary source of competition comes from developers of other systems for merchant account setup and e-commerce processing. In addition, other companies may enter the market for Category 5’s services. Category 5’s current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other e-commerce service providers, thereby increasing the ability of their services to address the needs of Category 5’s prospective customers.

      Category 5 will rely on certain key co-marketing alliances to generate clients, end-users, and revenue.

      Category 5 has entered into certain key co-marketing arrangements with strategic partners in order to leverage the industry and marketing expertise of such partners. Category 5 expects that revenues generated from the sale of Category 5’s products and services through such strategic co-marketing arrangements will account for a significant portion of its revenues for the foreseeable future. Some of these arrangements provide, for the co-marketing partner, certain exclusive rights to co-market Category 5’s services in a particular industry, which might hinder Category 5 from directly contacting potential clients in such industry. Category 5’s arrangements with these co-marketing partners are relatively new and have not yet generated material revenues. There can be no assurance that such arrangements will be successful in generating such revenues. Further, if a co-marketing relationship is terminated, Category 5 may be unable to replace such relationship with other alliances that have comparable customer bases and user demographics.

      Category 5 is dependent upon certain relationships with third parties, the loss of which may be detrimental to its operations.

      Category 5 is dependent on certain banking relationships as well as strategic relationships with third parties who provide payment gateways to Category 5’s customers. Category 5 must comply with certain bank covenants to maintain its banking relationships. Failure of these financial institutions and third parties to continue their relationships with Category 5 or to continue to provide services in a satisfactory way to Category 5’s customers could adversely impact Category 5’s financial viability and result in its loss of the business of the merchants to whom Category 5 sells products and services. During the nine months ended March 31, 2002, one of the two of Category 5’s financing sources factored 63% of Category 5’s financing contracts and the other factored 32%. Category 5 may in the future continue to finance its operations by factoring its financing contracts. If these financial institutions and third party service providers do not continue to provide services to Category 5 customers, Category 5 may not be able to find other third-party service providers. In that instance, Category 5 customers may terminate their agreements and move their business to Category 5’s competitors, which could have a significant effect on Category 5 revenues and earnings.

      Category 5’s sales may suffer due to loss of certain outside referral source.

      Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, in August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits, cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the year ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

      Category 5 is subject to risks associated with research and development of new products.

      In order to remain competitive and continue to increase Category 5’s revenues, Category 5 must update its products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues and customers if the new products and services do not perform as intended or are not acceptable in the marketplace. The electronic payments market in which Category 5 competes is characterized by technological change, new product introductions, evolving industry standards and changing customer needs.

      Category 5’s market experiences rapid technological change. Any delay in the delivery of new products or services could render them less desirable to Category 5’s customers, or possibly even obsolete.

      Category 5 may not adequately manage its growth and expansion.

      Category 5 has recently experienced a period of rapid growth. This growth may continue at a substantial rate as Category 5 seeks to expand its operations and begin generating increased revenues. If Category 5 is not able to manage this growth, its business and results of operations will likely suffer. To manage growth effectively, Category 5 must:

•	Expand its operating and financial procedures and controls;

•	Replace or upgrade its operational, financial and management information systems;

•	Attract, train, motivate, manage, and retain key employees;

•	Expand its infrastructure;

•	Enter into strategic relationships and agreements with vendors and co-marketers; and

•	Increase substantially the size of the sales, marketing, customer development; and customer service departments.

      There can be no assurance that Category 5 will be successful in evaluating its growth requirements to address these risks.

      Some of Category 5’s competitors are larger and have greater financial and operational resources which may give them an advantage in Category 5’s market.

      Many of Category 5’s competitors are larger than Category 5 and have greater financial and operational resources than Category 5. This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of Category 5’s potential or current customers or could force Category 5 to lower its prices as well. Either of these actions could have a significant effect on Category 5’s revenues. In addition, Category 5’s competitors may have the ability to devote more financial and operational resources than Category 5 can to the development of new technologies that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render Category 5’s product and services offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price Category 5 can demand for its offerings.

      Category 5 may become subject to additional U.S. state taxes that cannot be passed through to Category 5’s merchant customers, in which case Category 5’s profitability could be adversely affected.

      Transaction processing companies like Category 5 may be subject to taxation by various U.S. states on certain portions of Category 5’s fees charged to customers for Category 5’s services. Application of this tax is an emerging issue in Category 5’s industry and the states have not yet adopted uniform regulations on this topic. If Category 5 is required to pay such taxes and is not able to pass the tax expense through to Category 5’s merchant customers, Category 5’s operating costs will increase, reducing its profit margin.

      Category 5 may become subject to government regulation and legal uncertainties that could substantially impair its growth or expose it to unanticipated liabilities.

      The adoption and interpretation of any future or currently existing regulations might have a negative impact on Category 5’s business. The Internet industry is relatively new. The applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, content, copyrights, pricing of products and services, taxation, advertising, intellectual property rights, information security, distribution and characteristics and quality of products and services. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to Category 5’s business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on Category 5’s business, prospects, financial condition and results of operations.

      The growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations, possibly including the taxation of Internet services and transactions, may decrease the growth of use of the Internet or other online services generally and could decrease the acceptance of the Internet as a communications and commercial medium, which could, in turn, decrease the demand for Category 5’s products and services and/or increase Category 5’s cost of doing business, or otherwise have an adverse effect on Category 5’s business, prospects, financial condition and results of operations.

      The international market for Category 5’s future products and services is unproven and the revenue generated by any future international operations may not be adequate to offset the expense of establishing and maintaining those operations.

      Category 5’s long-term strategy includes a plan to expand Category 5’s services into international markets. The international market for Internet service providers and Category 5’s business model, products and services is unproven. Therefore, Category 5 cannot assure you that it will be able to market, sell and provide its Internet services successfully outside the United States. Category 5 could suffer significant operating losses if the revenue generated by any international operations is not adequate to offset the related expense.

      Category 5 needs to hire and retain qualified personnel to sustain its business.

      Category 5 is currently managed by a small number of key management and operating personnel. Category 5 does not have employment agreements with most of its employees. Category 5 does not maintain “key man” insurance on any employees. Category 5’s future success depends, in part, on the continued service of its key executive, management, and technical personnel, many of whom have only recently been hired, and Category 5’s ability to attract highly skilled employees. If key officers or employees are unable or unwilling to continue in their present positions, Category 5’s business could be harmed. From time to time, Category 5 has experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees. Competition for employees in Category 5’s industry is intense. If Category 5 is unable to retain Category 5’s key employees or attract, assimilate or retain other highly qualified employees in the future, that may have a material adverse effect on Category 5’s business and results of operations.

      Category 5 is dependent on the continued participation of certain key executives and personnel to effectively execute its business plan and strategies and Category 5 must effectively integrate its management team.

      Category 5’s performance is substantially dependent on the continued services of the members of Category 5’s management team, as well as on its ability to retain and motivate Category 5’s officers and key employees. Category 5’s future success also depends on its continuing ability to attract and retain highly qualified technical and managerial personnel. The market for highly qualified personnel is very competitive. There can be no assurance that Category 5 will be able to retain its existing employees or that it will be able to attract, assimilate or retain sufficiently qualified personnel in the future. The inability to attract and retain the necessary technical, managerial, design, editorial, sales and marketing personnel could have a material adverse effect on Category 5’s business, financial condition and operating results.

      Category 5 depends on the ability of its management team to effectively execute Category 5’s business plan and strategies. During the last several months, Category 5 has significantly expanded its managerial, technical, financial, marketing, operations, and customer service departments and has hired many of its key employees and executives. Some of these key employees and executives have no prior senior management experience in public companies. Because many members of Category 5’s management team have worked together only for a short period of time, Category 5 must integrate these key executives and other employees into its operations. If the Category 5 management group is unable to effectively integrate its activities, or if Category 5 is unable to integrate new employees into its operations, Category 5’s business plan and strategies will not be effectively executed and Category 5’s operations could suffer.

      Recent changes in senior management of Category 5 may negatively impact future operations if the merger does not occur.

      In June 2002, Mitchell Edwards resigned as President and acting Chief Financial Officer of Category 5. Should the merger be consummated, it is anticipated that Robert Webber, President of MindArrow, will serve as President of the combined entity and that Michael Friedl, Chief Financial Officer of MindArrow, will serve as Chief Financial Officer. In addition, William C. Gibbs had been serving as Chairman and Chief Executive Officer of Category 5’s board of directors. However, Mr. Gibbs and Category 5 are currently negotiating a settlement of Mr. Gibbs’ employment contract, and Paul Anderson has assumed the duties of Chairman and Chief Executive Officer of Category 5. Should the merger not occur, the loss of Category 5’s Chief Executive Officer and Chief Financial Officer may negatively impact operations of Category 5 unless and until Category 5 can recruit and retain replacement senior management.

      Category 5 is negotiating a settlement with William Gibbs, which may be disruptive to the combined company and result in substantial costs.

      Since June 2001, William C. Gibbs has served as the Chief Executive Officer and Chairman of the board of directors of Category 5. However, Mr. Gibbs and Category 5 are currently negotiating a settlement of Mr. Gibbs’ employment contract, and Paul Anderson has assumed the duties of Chairman and Chief Executive Officer of Category 5. Category 5 cannot provide any assurance that this matter will be resolved prior to the closing of the merger, or that a resolution will occur without the parties seeking a legal remedy. Should litigation occur, such event may be disruptive to the combined company and may result in substantial legal fees and other costs.

      The demand for Category 5’s services could be negatively affected by a reduced growth of e-commerce or delays in the development of the Internet infrastructure.

      Category 5’s growth generally depends on the growing use and acceptance of the Internet as a medium of commerce by merchants and customers. Rapid growth in the use of and interest in the Internet is a relatively recent development. Category 5 cannot be certain that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of merchants and consumers will adopt, and continue to use, the Internet as a medium of commerce. The development of the Internet as a commercial marketplace may occur more slowly than Category 5 anticipates for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure and adversely affect the growth of the Internet as a marketplace. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or adversely affect usage of the Internet, ultimately resulting in lower numbers of e-commerce transactions and lower demand for Category 5’s services.

      Category 5 depends upon third parties to implement elements of its business.

      Category 5 depends substantially upon third parties for several critical elements of its business, including:

•	Payment processing companies, for merchant settlement services;

•	Telecommunication services;

•	Vendors of software and hardware for maintenance and upgrades of software, systems, and hardware used to deliver Category 5’s products on the Internet;

•	Finance companies; and

•	Referrals.

      Any loss or interruption of service by such providers and suppliers would have an adverse effect on Category 5’s business and prospects.

      Category 5 may be unable to raise necessary funds for operations.

      Category 5 anticipates that it may need to raise additional funds to meet its cash flow and capital requirements. In the past, Category 5 has frequently experienced cash flow shortages because Category 5 has not generated enough cash from operations to cover its expenses. Category 5 may need to raise additional funds if Category 5 has underestimated its capital needs or if Category 5 incurs unexpected expenses. There can be no assurance that such financings will be available in amounts or on terms acceptable to Category 5, if at all. Further, Category 5’s lack of tangible assets to pledge could prevent Category 5 from establishing debt based sources of financing. The inability to raise necessary funding would adversely affect Category 5’s ability to successfully implement Category 5’s business plan. There can be no assurance that Category 5 will be able to obtain additional financing to meet Category 5’s current or future requirements on satisfactory terms, if at all. Failure to obtain sufficient capital could materially adversely affect Category 5’s business and results of operations.

      Category 5’s operations could be hurt by terrorist attacks and other activity that make air travel difficult or reduce the willingness of its target customers to attend group meetings.

      Category 5 relies on frequent presentations of its preview training sessions and Internet training workshops by a limited number of persons in various cities, and these persons generally travel by air. In addition, these preview training sessions and Internet training workshops involve large groups of persons in upscale and sometimes marquis hotel facilities. Category 5’s business would be materially and adversely affected by air travel becoming less available due to significant cut backs in the frequency of service or significant increases in processing times at airports due to security or other factors or by air travel becoming unavailable due to governmental or other action as was the case during a brief period during September 2001. In addition, Category 5’s business would be materially and adversely affected if its target customers were to become fearful of attending large public meetings in large hotels.

      Current Management of Category 5 owns approximately 61.5% of Category 5 outstanding common stock and their interests could conflict with those of other stockholders.

      Category 5’s current directors and executive officers own approximately 61.5% of Category 5 outstanding common stock. A majority of the outstanding shares of Category 5’s common stock is required to approve the merger. As a result, the directors and executive officers collectively may be able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control.

      Category 5 may not pay dividends.

      Category 5 does not anticipate paying cash dividends on its common stock in the foreseeable future. In addition, Category 5’s current Business Loan Agreement with Zions First National Bank does, and Category 5’s future credit facilities and debt instruments may, restrict its ability to pay cash dividends on its common stock. Moreover, Category 5 is a holding company, and Category 5’s ability to pay dividends is dependent upon the receipt of distributions from Category 5’s direct and indirect subsidiaries.

      A change of control may be difficult.

      Category 5’s Amended and Restated Articles of Incorporation, as corrected, contain, among other things, provisions authorizing the issuance of “blank check” preferred stock. Category 5 is also subject to provisions of Nevada law which may affect certain merger and other change of control transactions. These provisions could delay, deter or prevent a tender offer, certain business combinations or other changes of control involving Category 5 that its stockholders might consider to be in their best interests.

      Future acquisitions may be unsuccessful, result in disruptions to Category 5’s business or distractions of its management due to difficulties in assimilating acquired personnel and operations, or strain or divert Category 5’s resources from more profitable operations.

      As part of Category 5’s ongoing business strategy, Category 5 may acquire complementary businesses or technologies. If Category 5 pursues any such acquisition, Category 5’s ongoing business may be disrupted and management’s attention and resources may be diverted from other business concerns. Such acquisitions may result in Category 5 entering into markets or market segments in which it has limited prior experience. Further, any such acquisition transaction may be expensive, time-consuming, and complicated. Acquisitions involve a number of special risks, including failure of management to integrate the acquired business, failure to retain key personnel of the acquired business, and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on Category 5’s business, financial condition, and results of operations.

      As part of Category 5’s ongoing business strategy, Category 5 intends to consider acquisitions, alliances, and transactions involving other companies that could complement Category 5’s existing business. However, Category 5 may not be able to identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Also, even if Category 5 can identify suitable parties, Category 5 may not be able to obtain the financing necessary to complete any such transaction or consummate these transactions on terms that it finds favorable.

      Failure to protect Category 5’s intellectual property could harm its name recognition efforts and ability to compete effectively.

      Currently, Category 5 relies on a combination of patents, trademarks, copyrights and common law safeguards including trade secret protection. To protect its intellectual property rights in the future, Category 5 intends to continue to rely on a combination of patents, trademarks, copyrights and common law safeguards, including trade secret protection. Category 5 also relies on restrictions on use, confidentiality and nondisclosure agreements and other contractual arrangements with its employees, affiliates, customers, alliance partners and others. The protective steps Category 5 has taken may be inadequate to deter misappropriation of its intellectual property and proprietary information. A third party could obtain Category 5’s proprietary information or develop products or technology competitive with Category 5. Category 5 may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which Category 5 offers or intends to offer products and services to the same extent as in the United States. Failure to adequately protect Category 5’s intellectual property could harm or even destroy Category 5’s brands and impair its ability to compete effectively. Further, enforcing Category 5’s intellectual property rights could result in the expenditure of significant financial and managerial resources and may not prove successful.

      Category 5 may have made, or may make in the future, acquisitions that are unsuccessful or strain or divert resources from more profitable operations.

      Category 5 may not be able to successfully integrate any businesses that its has acquired, or may acquire, into its existing operations. If Category 5 cannot successfully integrate acquisitions, its operating expenses may increase. This increase would affect Category 5’s net earnings, which could adversely affect the value of the outstanding securities. Moreover, these types of transactions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect Category 5’s profitability. These transactions involve numerous other risks as well, including the diversion of management attention from other business concerns, entry into markets in which Category 5 has had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on Category 5. Category 5 is still working to integrate personnel and operations from Exposure International, LLC, Transaxis, S.A., Bottomline OnLine, Inc., FlashAlly, LLC and CaptureQuest, Inc. that it acquired during the last nine months.

      Category 5 may be in breach of its purchase agreement with CaptureQuest if it does not fund $1,500,000 to CaptureQuest by September 25, 2002.

      On April 10, 2002, Category 5 closed its acquisition of CaptureQuest, Inc. Category 5 acquired CaptureQuest for 3,105,769 shares of common stock. At closing, 2,105,769 of these shares were issued to the former shareholders of CaptureQuest, and the remaining 1,000,000 shares were deposited into an escrow account to indemnify Category 5 against certain representations and warranties made by CaptureQuest, and to serve as an earnout upon attainment by CaptureQuest of certain revenue and profitability targets during the 12 months following the closing. Category 5 granted to each of the former CaptureQuest shareholders the right to repurchase the CaptureQuest shares transferred to Category 5 by such shareholder if Category 5 ceases to operate, if Category 5 files for bankruptcy, or if Category 5’s stock trades at a price below $1.00 for a period of fifteen days after one year from the closing. Moreover, Category 5 agreed to contribute, on or before September 25, 2002, $1,500,000 to CaptureQuest to be used for working capital. Category 5 may not be able to fund the $1,500,000 to CaptureQuest for working capital on September 25, 2002, or ever. Therefore, the former CaptureQuest shareholders may have a right to repurchase the CaptureQuest shares acquired by Category 5 if Category 5’s stock trades at a price below $1.00 for a fifteen-day period subsequent to April 10, 2003.

THE MINDARROW SPECIAL MEETING

Date; Time; Place

      The special meeting of MindArrow stockholders will be held at 10:00 a.m. (Pacific time) on                     , 2002 at the Waterfront Hilton located at 21100 Pacific Coast Hwy, Huntington Beach, California 92648.

Matters to be Considered at the Special Meeting

      At the special meeting, MindArrow stockholders will be asked to vote on the following proposals:

1. to approve and adopt the merger agreement, as amended, and merger, and approve the issuance of shares of MindArrow common stock and warrants in connection with the merger with Category 5;

2. to approve a reverse stock split in a ratio no greater than one for ten, effective immediately after the completion of the merger with Category 5;

3. to approve a change in the name of MindArrow to Avalon Digital Marketing Systems, Inc., effective immediately after the merger with Category 5; and

4. such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

      Under the merger agreement, Category 5 will merge with and into MindArrow Acquisition Corp., a wholly owned subsidiary of MindArrow. Category 5 will become a wholly owned subsidiary of MindArrow. All of the proposals must be approved for the transaction to be completed. For additional information about the terms of the merger, please refer to “The Merger Agreement.”

Revocability of Proxies

      You may revoke a proxy at any time before it is voted by filing with the Secretary of MindArrow an instrument revoking the proxy. MindArrow stockholders should make such filing to the attention of Michael R. Friedl, Chief Financial Officer, Treasurer and Corporate Secretary, MindArrow Systems, Inc., 2120 Main Street, Suite 200, Huntington Beach, California 92648. You may also revoke a proxy at any time before it is voted by returning a duly executed proxy bearing a later date or by attending the special meeting and voting in person. Your attendance at the special meeting will not by itself constitute revocation of a proxy.

Record Date; Stock Entitled to Vote; Quorum

      The record date for the determination of the stockholders entitled to vote at the special meeting is the close of business on                     , 2002. On the record date,                 shares of MindArrow common stock were issued, outstanding and entitled to vote and were held by approximately            holders of record. A quorum is present at the special meeting if a majority of the shares of MindArrow common stock issued and outstanding and entitled to vote on the record date are represented in person or by proxy. In the event that a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of MindArrow common stock on the record date are entitled to one vote per share at the special meeting on each of the proposals.

Voting Procedures

      To approve each proposal, at least a majority of the shares issued and outstanding and entitled to vote at the special meeting must be voted in favor of the respective proposal.

      Only shares affirmatively voted for approval of the proposals, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for the proposals. If a MindArrow stockholder abstains from voting or does not vote, either in person or by proxy, it will have the effect of a vote against approval of the proposals. All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by their holders.

      Shares of MindArrow common stock represented at the special meeting but not voted, including shares of MindArrow common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

      Brokers who hold shares of MindArrow common stock in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those customers’ shares in the absence of specific instructions from those customers. These non-voted shares are referred to as broker non-votes and have the effect of votes against approval of the proposals.

      The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against approval of the proposals will be voted in favor of any such adjournment or postponement.

      MindArrow does not expect that any matter other than the proposals described in this joint proxy statement/prospectus will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, the persons named as proxies will vote in accordance with their judgment.

Solicitation of Proxies

      Proxies are being solicited by and on behalf of the MindArrow board of directors. MindArrow and Category 5 will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement/ prospectus. MindArrow will bear the costs relating to the solicitation of proxies from MindArrow stockholders. MindArrow will also request banks, brokers and other intermediaries holding shares of MindArrow common stock beneficially owned by others to send this joint proxy statement/ prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. In addition to solicitation by mail, MindArrow directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile machine and personal interviews, and MindArrow reserves the right to retain outside agencies for the purpose of soliciting proxies, which may be paid customary fees for performing those services.

      MindArrow stockholders should not surrender their stock certificates at this time in connection with the merger.

MindArrow Voting Agreements

      In connection with the execution of the merger agreement, certain stockholders of MindArrow agreed to vote their shares of common stock of MindArrow in favor of the merger and the other proposals described in this joint proxy statement/ prospectus. As of the record date set for the MindArrow special stockholders meeting, MindArrow stockholders holding an aggregate of 15,846,433 shares, or 51% of the total shares of MindArrow common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the other proposals described herein. The MindArrow Voting Agreement is attached to this joint proxy statement/ prospectus as Appendix F and is incorporated by reference herein.

THE CATEGORY 5 SPECIAL MEETING

General

      Category 5 is furnishing this joint proxy statement/ prospectus to the Category 5 stockholders in connection with the solicitation of proxies by the Category 5 board of directors for use at the Category 5 special meeting of stockholders. This joint proxy statement/ prospectus, the attached notice of special meeting of stockholders and the enclosed proxy card are first being mailed to the stockholders of Category 5 on or about                     , 2002.

Matters to be Considered at the Category 5 Special Meeting

      At the Category 5 special meeting, Category 5 stockholders will consider and vote on the proposal to approve and adopt the merger agreement, as amended, and approve the related merger, and any other business as may properly come before the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

      If the stockholders of Category 5 adopt the merger agreement and the other conditions to the completion of the merger are satisfied or waived, Category 5 will merge with and into MindArrow Acquisition Corp., and MindArrow Acquisition Corp. will survive the merger as a wholly owned subsidiary of MindArrow. For each share of Category 5 common stock such stockholders hold on the effective date of the merger, such stockholders will be entitled to receive

•	2.3 shares of a share of MindArrow common stock, $.001 par value per share, and

•	a warrant certificate entitling such stockholder to purchase up to 0.5 shares of MindArrow common stock, exercisable at a price of $0.01 per share upon the terms set forth in the merger agreement and more particularly described in this joint proxy statement/ prospectus.

      A copy of the merger agreement, as amended, is attached as Appendix A to this joint proxy statement/ prospectus and is incorporated by reference herein. We urge you to read carefully the merger agreement.

      AFTER CAREFUL CONSIDERATION, THE CATEGORY 5 BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO, AND IN THE BEST INTERESTS OF, CATEGORY 5 AND ITS STOCKHOLDERS. THE CATEGORY 5 BOARD OF DIRECTORS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT, AS AMENDED, AND RECOMMENDS THAT HOLDERS OF CATEGORY 5 COMMON STOCK VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, AS AMENDED, AND APPROVAL OF THE MERGER.

Date; Time; Place

      The Category 5 special meeting is scheduled to be held at 10:00 a.m., Mountain Time, on                     , 2002, at the principal offices of Category 5 located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah.

      PLEASE COMPLETE THE ENCLOSED PROXY CARD AND MAIL IT IN THE ENCLOSED PREPAID RETURN ENVELOPE AS SOON AS POSSIBLE SO THAT YOUR SHARES MAY BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

      Category 5 stockholders should not send their Category 5 stock certificates with their proxy. A transmittal form with instructions for the surrender of Category 5 common stock certificates will be mailed to Category 5 stockholders as soon as practicable after completion of the merger.

Record Date; Quorum

      The Category 5 board of directors has fixed the close of business on                     , 2002 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Category 5 special meeting. On that date, Category 5 had 16,647,863 shares of common stock outstanding. The holders of these shares will be entitled to one vote per share on the merger.

      A quorum is present at a special meeting if a majority of the outstanding shares of Category 5 common stock entitled to vote at the meeting is represented at the meeting in person or by proxy. Shares of Category 5 common stock represented at the special meeting, but for which the holders have abstained from voting, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business.

Vote Required

      Approval and adoption of the merger agreement and approval of the merger requires the affirmative vote of at least a majority of all outstanding shares of Category 5 entitled to vote thereon.

Category 5 Voting Agreements

      In connection with the execution of the merger agreement, certain stockholders of Category 5 agreed to vote their shares of common stock of Category 5 in favor of the merger agreement and the merger. As of the record date set for the Category 5 special stockholders meeting, Category 5 stockholders holding an aggregate of 9,639,681 shares, or 57.9% of the total shares of Category 5 common stock issued and outstanding as of that date, have agreed to vote their shares in favor of the merger and the merger agreement. The Voting Agreement of Category 5 Stockholders is attached to this joint proxy statement/ prospectus as Appendix G and is incorporated by reference herein.

Voting of Proxies; Revocability of Proxies

      Shares of Category 5 common stock represented by properly executed proxies received in advance of the special meeting will, unless these proxies have been properly revoked, be voted in accordance with the instructions indicated on such proxies or, if no instructions have been indicated, will be voted in favor of approval of the merger, and, in the discretion of the individuals named in the accompanying proxy card, on any other matters which may properly come before the Category 5 special meeting. Abstentions may be specified with respect to the approval of the merger by properly marking the “ABSTAIN” box on the proxy card for such proposal.

      Any proxy may be revoked by the stockholder giving it, at any time prior to its being exercised, by filing a notice of revocation with the Secretary of Category 5 at the address given on the notice of stockholders’ meeting accompanying this joint proxy statement/prospectus, or by submitting a duly executed proxy card bearing a later date. Any proxy may also be revoked by the stockholder’s attendance at the Category 5 special meeting and voting in person. A notice of revocation need not be on any specific form, but must be in writing. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.

      CATEGORY 5 STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATE WITH THEIR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR SURRENDER OF STOCK CERTIFICATES FOR CATEGORY 5 COMMON STOCK WILL BE MAILED TO CATEGORY 5 STOCKHOLDERS AS SOON AS PRACTICAL FOLLOWING THE MERGER.

      Only shares affirmatively voted for the approval of the merger, including properly executed proxies that do not contain voting instructions, will be counted as favorable votes for that proposal. If a properly executed proxy is returned and the stockholder has instructed the proxies to abstain from voting on adoption of the merger agreement, the Category 5 common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum. If a Category 5 stockholder abstains from voting or does not vote, either in person or by proxy, it will have the same effect as if that Category 5 stockholder had voted against the approval of the merger. If a Category 5 stockholder’s shares are held in an account at a brokerage firm or a bank, they must instruct such institution how to vote the shares. Such brokers and banks who hold shares of Category 5 common stock in street name for customers who are the beneficial owners of such shares may not authorize a proxy to vote those customers’ shares in the absence of specific instructions from those customers. These non-voted shares are referred to as “broker non-votes” and have the effect of votes against the approval of the merger.

      The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to approve the merger will be voted in favor of any such adjournment or postponement.

      Category 5 does not expect that any matter other than the proposal to approve the merger will be brought before the special meeting. If, however, the Category 5 board of directors properly presents other matters, the persons named as proxies will vote in accordance with their discretion unless authority to do so is withheld in the proxy.

Solicitation of Proxies by Category 5

      Proxies are being solicited by and on behalf of the Category 5 board of directors. MindArrow and Category 5 will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement/ prospectus. Category 5 will bear the costs relating to the solicitation of proxies from Category 5 stockholders. Category 5 will also request banks, brokers and other intermediaries holding shares of Category 5 common stock beneficially owned by others to send this joint proxy statement/ prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. In addition to solicitation by mail, Category 5’s directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile machine and personal interviews, and Category 5 reserves the right to retain outside agencies for the purpose of soliciting proxies, which may be paid customary fees for performing those services.

PROPOSAL NO. 1:     THE MERGER

      This section summarizes the material terms of the proposed merger that is being submitted for the approval of MindArrow’s stockholders and Category 5’s stockholders. It is qualified in its entirety by reference to the merger agreement, as amended effective August 9, 2002, which is attached as Appendix A to this joint proxy statement/prospectus. You are urged to read the merger agreement.

      The merger agreement provides that the merger will be consummated if the approvals of the Category 5 stockholders and the MindArrow stockholders are obtained and all other conditions to the merger are satisfied or waived as provided in the merger agreement. On completion of the merger, each outstanding share of Category 5 common stock will be converted into the right to receive (i) 2.3 shares of fully paid and nonassessable MindArrow common stock, par value $0.001 per share, and (ii) a warrant to acquire 0.5 shares of MindArrow common stock at an exercise price of $0.01 per share, vesting only upon the achievement of certain financial objectives by Category 5’s subsidiary, ePenzio, Inc., following the merger. Cash will be delivered to each Category 5 stockholder in lieu of any fractional shares remaining after the exchange.

      Upon the consummation of the merger, outstanding options to purchase shares of Category 5 common stock will be assumed by MindArrow and the holders of such assumed options will be entitled to purchase the number of shares of MindArrow common stock equal to the number of shares of Category 5 common stock subject to the original option multiplied by 2.3. The exercise price per share of MindArrow common stock under the assumed option will be equal to the former exercise price per share of Category 5 common stock under the option immediately prior to the merger divided by 2.3.

      Upon the consummation of the merger, each outstanding warrant to purchase shares of Category 5 common stock shall be assumed by MindArrow. The number of shares of MindArrow common stock subject to the Category 5 warrants shall be determined by multiplying the number of shares of Category 5 common stock subject to the warrants by 2.3, and the exercise price under the warrants shall be determined by dividing the exercise price per share of the Category 5 common stock warrants by 2.3. Upon the exercise of any assumed warrant, the holder will also receive a contingent warrant to purchase that number of shares of MindArrow common stock that such holder would have received had the holder exercised the assumed warrant immediately prior to the merger, except that no contingent warrants shall be issued upon the exercise of an assumed warrant after the expiration date of all contingent warrants.

      Based on the number of shares of Category 5 common stock outstanding as of August 9, 2002, we anticipate that Category 5 stockholders will receive 38,290,085 newly issued shares of MindArrow common stock and contingent warrants to purchase up to 8,323,932 newly issued shares of MindArrow common stock, before giving effect to the proposed one for ten reverse stock split. Based on those figures, following the merger former Category 5 stockholders will own approximately 55.3% of the outstanding shares of MindArrow common stock, and contingent warrants could potentially increase the former Category 5 stockholders ownership percentage to approximately 60.1%.

Background of the Merger

      Almost from each company’s inception, both MindArrow and Category 5 have continuously evaluated strategic and business development opportunities as part of ongoing market evaluation and initiatives to strengthen their respective businesses. In 2001, due to a challenging market environment and a decrease in technology spending in general, and market challenges facing suppliers of online services and digital marketing in particular, MindArrow’s management and board of directors became particularly focused on developing strategies to secure the company’s future by strengthening its product and service offerings and adding scale. In particular, MindArrow’s management and board of directors determined that providing an integrated end-to-end solution with products and services that spanned the digital communications and commerce space would enable the company to improve its offerings to key clients and grow its business. As part of this strategy, MindArrow acquired privately-held Control Commerce, Inc., and Radical Communication, Inc.

      In October 2001, Category 5 entered into a non-exclusive arrangement with SBI E2-Capital (USA) Ltd., a predecessor in interest to SBI USA, LLC and an investment banking arm of Softbank

Investment Corp., to provide the company with financial advisory services, including investigation of business development opportunities. A managing director of SBI E2-Capital (USA), Ltd. and later SBI USA, Shelly Singhal, was appointed to the board of directors of Category 5 in February 2002.

      In November 2001, MindArrow entered into a non-exclusive arrangement with SBI E2-Capital (USA) Ltd. to provide the company with financial advisory services, including investigation of business development opportunities.

      In February 2002, concurrent with Mr. Singhal’s appointment to the Category 5 board of directors, the October 2001 agreement between Category 5 and SBI E2-Capital (USA) Ltd. was replaced with an exclusive agreement between these two entities. At Category 5’s regularly scheduled board meeting in February 2002, a discussion occurred regarding possible merger or acquisition candidates for Category 5. During this discussion, Mr. Singhal mentioned MindArrow as a possible candidate. At the time of the board meeting, Category 5 was in discussions to acquire CaptureQuest, a privately-held company that focuses on rich-media email marketing products and services, primarily using Flash technology. The board of directors decided to defer consideration of a possible transaction with MindArrow until the CaptureQuest transaction was completed.

      In March 2002, Mr. Singhal suggested to Robert Webber, CEO of MindArrow, that he should look into Category 5 as a potential business fit with MindArrow. Mr. Webber reviewed publicly-available materials on Category 5 and requested that the Vice President of Business Development at MindArrow prepare a preliminary analysis.

      In April 2002, as part of its strategy to broaden its own offerings of products and services, Category 5 completed the acquisition of CaptureQuest, Inc. MindArrow business development personnel had met informally with CaptureQuest during the summer of 2001 to investigate a potential business arrangement between the companies, but did not pursue discussions beyond an introductory phase due primarily to MindArrow’s then pending acquisition of another rich media email marketing company, Radical Communication, Inc. that had developed its own proprietary Java-based email video technology.

      In late April 2002, after the closing of the CaptureQuest acquisition, William C. Gibbs, Chairman and CEO of Category 5, contacted Mr. Webber to suggest a meeting. On April 25, Mr. Gibbs and a representative of Snell & Wilmer LLP, legal counsel for Category 5, visited with Mr. Webber at MindArrow’s corporate offices in Southern California. Although the initial discussion focused on potential cross-selling opportunities for the CaptureQuest Flash technology and the MindArrow RadicalMail technology, the parties recognized similarities in the other company’s growth strategies, and Mr. Webber and Mr. Gibbs discussed the potential for a broader relationship. On April 26, Mr. Gibbs invited Mr. Webber to visit Category 5’s headquarters in Salt Lake City. Over the weekend, MindArrow initiated a general analysis of a possible business combination with Category 5, using publicly available information.

      On April 30, 2002, Mr. Webber and Mr. Wolff met with Category 5 officers and employees in Salt Lake City. After this meeting, Mr. Webber and Mr. Wolff prepared an internal report on key benefits and risks of a potential business combination with Category 5.

      On May 1, 2002, Mr. Webber and Mr. Gibbs had a telephonic meeting to discuss further the potential business combination between MindArrow and Category 5. During this meeting Mr. Webber and Mr. Gibbs discussed their common beliefs in the strategic benefits of a business combination and their respective interests in further exploring a merger between the two companies.

      On May 2, 2002, the MindArrow board of directors convened its regular quarterly meeting. This meeting was held in New York, and all MindArrow directors attended. Prior to the board meeting, Mr. Webber had informed board members of his conversations with Mr. Gibbs, and at the meeting presented a non-binding letter of intent received by fax the prior evening from Category 5 that would allow the companies to begin due diligence in earnest. Mr. Webber reviewed in detail the preliminary analysis that MindArrow performed regarding the strategic rationale of a business combination, and the MindArrow board discussed the strategic rationale for the business combination and alternatives. The board voted to authorize entering into the non-binding letter of intent and instructed Mr. Webber to proceed with due diligence.

      On May 2, 2002, the Category 5 board of directors convened a special meeting. This meeting was held in Salt Lake City, Utah and all Category 5 directors attended. Prior to the board meeting, Mr. Edwards and Mr. Gibbs had informed board members of their conversations with Mr. Webber of MindArrow, and at the meeting presented a non-binding letter of intent that would allow the companies to begin due diligence in earnest. Mr. Gibbs reviewed in detail rationale of a business combination for a possible combination with MindArrow. The board unanimously voted to authorize entering the non-binding letter of intent and instructed Mr. Gibbs to proceed with due diligence.

      Following the May 2 meeting, Category 5 and MindArrow executed a joint non-disclosure and confidentiality agreement to facilitate further discussions and the related exchange of confidential information. Each company began an extensive due diligence investigation of the business and operations of the other and a potential business combination. On May 7, 2002, the MindArrow board of directors held a meeting to further discuss aspects of the potential business combination, as well as to review information in connection with MindArrow financing activities. MindArrow retained the law firm of Morrison & Foerster to assist with legal and diligence activities.

      From May 7 through June 4, 2002, Mr. Webber, Michael Friedl, CFO of MindArrow, Mr. Gibbs and other members of the Category 5 board of directors had numerous telephonic meetings to discuss valuation concepts and issues associated with the business combination, the governance and management of the combined company and strategic synergies of the business combination. Several meetings were held with executive officers of both companies, and several visits occurred between the two corporate headquarters. Mr. Webber also requested that members of East-West Capital Associates, Inc., who were in the process of making an investment in MindArrow, assist the company in its due diligence. Ravin Agrawal, a managing director of East-West, and Donna Romer, East-West entrepreneur-in-residence and technology consultant, spent several days with the Category 5 team in Salt Lake City conducting diligence. Paul Anderson, Chairman of Category 5, also met with Mr. Webber in California on May 30, 2002.

      On June 4, 2002, the MindArrow board of directors convened a meeting to discuss the potential business combination with Category 5 and other matters. Mr. Webber updated the board on the discussions with Category 5, and each company’s positions on various terms of the proposed business combination. At this meeting, Mr. Webber reviewed the analysis performed by MindArrow’s management concerning the potential business combination and updated the board of directors on the discussions with Category 5 and each company’s positions on various terms of the business combination. The MindArrow board of directors authorized continued discussions with Category 5.

      On June 5, 2002, MindArrow retained L.H. Friend, Weinress, Frankson & Presson, LLC to assist with due diligence and prepare a fairness opinion for the MindArrow board of directors in connection with the financial terms of the proposed business combination. On the same day, Mr. Gibbs, a representative of Snell & Wilmer LLP, Tyler Thompson and Matthew Greene of Category 5 met with Mr. Webber and Mr. Friedl at the company’s offices in Southern California to further discuss strategic and operational issues as well as various terms of the proposed business combination.

      From June 6 to June 20, Mr. Webber, Mr. Friedl and members of Category 5’s board of directors, and their respective legal counsel, had a number of telephonic meetings to further discuss valuation concepts and issues associated with the business combination, governance and management of the combined company, strategic synergies of the business combination and integration issues, and the proposed draft merger agreement. During this time representatives of East-West also had several telephonic discussions with members of Category 5’s board of directors and senior management team. Mr. Webber circulated a draft of the proposed merger agreement to the MindArrow board and East-West.

      On June 21, the MindArrow board of directors convened a special meeting to consider further a business combination with Category 5. All MindArrow directors attended this meeting, with the exception of Mr. Thomas Quick. Mr. Friedl, representatives from Morrison & Foerster LLP (MindArrow’s outside counsel) and East-West also attended the meeting. During this meeting, Mr. Webber reported on the discussions to date with Category 5, and presented the MindArrow board with the results of business due diligence, an assessment of strategic options, and an analysis of the strategic rationale for the proposed business combination. Outside counsel to MindArrow reviewed terms of the draft merger agreement, with particular attention to, among other things, conditions to closing and termination rights. Following these presentations and deliberation among members of the MindArrow board of directors, the MindArrow board of directors authorized management to continue its discussions with Category 5 regarding the business combination.

      From June 22 to June 27, Mr. Webber and members of Category 5’s board of directors had a number of telephonic meetings to further discuss valuation concepts and issues associated with the business combination, governance and management of the combined company, strategic synergies of the business combination and integration issues.

      On June 27, 2002, the MindArrow board of directors convened a special meeting to further consider a business combination with Category 5. All MindArrow directors attended this meeting, with the exception of Mr. Merv Adelson, who was unable to attend. Mr. Friedl, representatives from East-West, representatives from Morrison & Foerster, and representatives from L.H. Friend also participated in the meeting. During this meeting, Mr. Webber updated the board on the discussions with Category 5, and an analysis of the strategic rationale for the proposed business combination. A representative from Morrison & Foerster further reviewed the fiduciary duties of the MindArrow board of directors in connection with its consideration of the business combination, answered questions on legal and regulatory issues, and terms of the merger agreement. At this meeting, representatives from L.H. Friend presented a financial analysis with respect to the business combination and delivered its opinion that that the exchange ratio provided for in the merger agreement is fair, from a financial point of view, to the holders of MindArrow common stock. After deliberation, the MindArrow board of directors unanimously determined the merger to be fair to, and in the best interests of, MindArrow and its stockholders and declared the merger to be advisable, approved the terms of the merger agreement, resolved to recommend that the stockholders of MindArrow approve and adopt the merger agreement and approve the merger, and directed that such matter be submitted to MindArrow’s stockholders at a meeting of MindArrow stockholders. MindArrow’s management was authorized to sign the merger agreement on the exchange ratio approved by the board.

      On July 2, 2002, Category 5 formally engaged SBI E2-Capital (USA) Ltd. as its financial advisor in connection with the possible acquisition of Category 5 by MindArrow, pursuant to an Engagement Letter dated the same date. Subsequently, SBI E2-Capital (USA) Ltd. assigned, and Category 5 approved the assignment of, all of SBI E2-Capital’s rights and obligations in relation to the Engagement Letter to SBI USA, LLC, a successor in interest of SBI E2-Capital (USA), Ltd., pursuant to an assignment and assumption agreement dated effective July 2, 2002.

      On July 5, the Category 5 board of directors convened a special meeting to consider further the business combination with MindArrow. All Category 5 directors participated in this meeting. A representative of Snell & Wilmer, Category 5’s counsel, also participated in the meeting telephonically. During this meeting, Mr. Gibbs reported on the discussions to date with MindArrow, and presented the Category 5 board with the results of business due diligence, an assessment of strategic options, and a summary of the strategic rationale for the proposed business combination, and the board reviewed the terms of the merger agreement, a copy of which had been previously provided to, and reviewed by, each Category 5 board member. A representative of SBI USA, LLC, Category 5’s financial advisor in connection with the merger negotiations, reviewed its presentation with the Category 5 board of directors and delivered its oral opinion that the exchange ratio contemplated by the merger agreement was fair, from a financial point of view, to the Category 5 stockholders. Following these presentations and further deliberation among members of the Category 5 board of directors, the Category 5 board of directors determined the merger to be fair to, and in the best interests of, Category 5 and its stockholders, approved the terms and conditions of the merger agreement, as drafted, and the merger, and resolved that the merger agreement and the merger should be presented to the stockholders of Category 5 during a special stockholders meeting for their approval, with the Category 5 board’s recommendation. In addition, the Category 5 authorized the appropriate officers of Category 5 to execute the merger agreement on behalf of Category 5.

      From June 27 to July 12, Mr. Webber, Mr. Friedl, and members of Category 5’s board of directors had a number of telephonic meetings to discuss certain legal and financial terms in connection with the merger agreement and certain issues associated with the business combination, governance and management of the combined company.

      MindArrow and Category 5 executed the merger agreement as of July 12, 2002. On Monday, July 15, 2002, MindArrow and C5 issued a press release announcing the execution of the merger agreement and the merger.

      Effective August 9, 2002, Category 5, MindArrow and MindArrow Acquisition Corp. amended the merger agreement to, among other things:

•	extend the date by which the merger must be completed by one month;

•	remove as conditions to closing the merger that (i) MindArrow’s Investors’ Rights Agreement with East-West Capital Associates and others be terminated, (ii) Category 5 obtain a consent of holders of its convertible promissory notes, and (iii) certain officers, directors, and stockholders of Category 5 and of MindArrow enter into lock-up agreements following the merger;

•	remove for approval by the stockholders of MindArrow (i) an amendment to MindArrow’s 2000 Incentive Plan increasing the aggregate share limit to 5,500,000 shares (this has already been approved stockholders) and (ii) the re-election of the MindArrow board and election of the Category 5 representatives to the board (this will be handled by Board action instead); and

•	change the ratio of the proposed reverse stock split to be submitted to stockholders of MindArrow.

Reasons for the Merger; Recommendations of the Boards

MindArrow’s reasons for the Merger and Factors Considered by the MindArrow Board of Directors.

      The board of directors and management of MindArrow believe that the proposed merger represents a compelling opportunity to deliver increased value to MindArrow’s stockholders. MindArrow believes that the merger presents an opportunity to create a combined company with better products, improved services, more efficient operations and stronger management than either entity could achieve at present on its own. MindArrow believes that the merged company will benefit from both sales and operating synergies, which should contribute to top line revenues and bottom line earnings. In the current market environment, the failure to take quick and decisive action to strengthen MindArrow’s market presence and technology could weaken its competitive position. Also, the failure to add scale and scope to MindArrow’s business could ultimately erode the value of MindArrow.

      Some of the key anticipated benefits of the merger include:

•	Increased scale and market share;

•	Ability to offer a broader and more complete range of products and solutions;

•	Strategic cross-selling, marketing and distribution opportunities;

•	Economies of vertical integration and cost savings through operational synergies;

•	Potential greater accessibility to capital markets

      MindArrow’s board believes that the merger presents MindArrow with an opportunity to obtain mass and scale, enhance its competitive position and strengthen its sales force and operations, all in a single transaction. The board feels that MindArrow should achieve greater mass in order to sustain its viability, achieve recognition from the financial community and ensure its clients of its long-term prospects. The merger with Category 5, which had approximately $25 million in revenues and $4.2 million in net income for the twelve months ended March 31, 2002, increases MindArrow’s scale and mass several-fold.

      As large and small enterprises look to key vendors to meet their digital marketing communication and commerce needs, it will be crucial not only to have offerings across a broad spectrum of products, but also to have market-leading solutions across that spectrum. MindArrow believes that the merger will expand its product and service offerings, open new channels in the small and medium enterprise market for its software, make it a more compelling partner for large enterprise clients and provide a more robust platform for innovation. Additionally, the combined company should be better positioned to attract and retain outstanding employees because of its stronger, healthier business and increased depth of management.

      The business combination provides several near-term cross-selling opportunities. MindArrow’s personalized email software can be sold into the small and medium enterprise market, including several thousand current customers served by Category 5’s ePenzio subsidiary. Products and services from Category 5’s CaptureQuest subsidiary can be sold to MindArrow’s large enterprise customers. Additionally Category 5’s Flash technology and service capabilities fill a gap in MindArrow’s current offering, with the opportunity to leverage Flash-based products and services in a bundled solution for MindArrow clients and prospects.

      The merger can provide several vertical integration benefits with respect to research and development, product development, and operations, which would not be available to the companies separately. Operational synergies can be realized through cost savings on overhead as expenses borne by both companies separately will now be shared over a larger base.

      MindArrow anticipates that the combined company will realize cost synergies:

•	in administrative and IT costs by eliminating redundant IT investment following the completion of the merger and by eliminating redundant positions across corporate administration and finance;

•	in research and development by eliminating duplicative efforts; and

•	in marketing by eliminating redundant marketing and communications programs, such as overlapping trade show participation, marketing materials, etc.

      While the company will seek to attain cost savings in each of these areas in order to boost net profit, there can be no assurance that the net present value of anticipated cost savings from the merger will be reflected in the trading price of MindArrow common stock following completion of the merger.

      Finally, MindArrow believes that the combined company’s increased scale and revenues should better position it within the financial community, allowing greater access to capital markets and providing a groundwork to develop institutional relationships that might result in potential market research coverage.

Recommendation of MindArrow’s Board of Directors.

      At a meeting held on June 28, 2002, the MindArrow board of directors unanimously:

•	determined that the merger is advisable, and is fair to and in the best interests of MindArrow and its stockholders;

•	approved the merger agreement, as amended;

•	directed that the issuance of shares of MindArrow common stock in connection with the merger be submitted for consideration by MindArrow stockholders at a special meeting; and

•	resolved to recommend that the MindArrow stockholders vote “for” the proposal to approve the merger and the issuance of shares of common stock in connection with the merger.

      Among other things considered by the MindArrow board of directors in making this recommendation, the board requested the opinion of L.H. Friend, Weinress, Frankson & Preston, LLC, investment bankers, described below, and subject to the assumptions, considerations and limitations set forth in its opinion, that the exchange ratio provided for in the merger agreement is fair, from a financial point of view to MindArrow. The L.H. Friend opinion addresses the fairness of the merger to MindArrow and the MindArrow board of directors has determined that the merger is advisable and is fair to and in the best interests of MindArrow and its stockholders, based upon its consideration of the L.H. Friend opinion and the other factors described herein.

      In reaching its decision to approve the merger agreement, the MindArrow board of directors consulted with MindArrow’s management, MindArrow’s legal counsel regarding the legal terms of the merger agreement, representatives from East-West Capital Associates, a major stockholder of the company that assisted in due diligence, and MindArrow’s financial advisors regarding the financial aspects of the merger and the fairness, from a financial point of view, of the exchange ratio. The factors that the MindArrow board of directors considered in reaching its determination include, but are not limited to, the following:

•	the reasons for the merger set forth above;

•	historical information concerning MindArrow’s and Category 5’s respective businesses, prospects, financial performance, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the Securities and Exchange Commission;

•	management’s view of the financial condition and businesses of the combined company giving effect to the merger;

•	current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of MindArrow and Category 5;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	other strategic alternatives for MindArrow, including organic growth as an independent company, and presently available opportunities to enter into strategic relationships with third parties or to combine with third parties;

•	the impact of the merger announcement on MindArrow customers, suppliers and employees;

•	the oral presentation by, and discussion with, L.H. Friend and the written opinion of L.H. Friend as to the fairness of the exchange ratio from a financial point of view;

•	the fact that MindArrow stockholders will have the opportunity to vote upon the proposal to approve the issuance of common stock in connection with the merger; and

•	reports from management, legal and financial advisors with respect to the results of due diligence investigations of Category 5.

      In addition, the MindArrow board of directors considered a variety of potentially negative factors in its deliberations concerning the merger, including but not limited to:

•	the risks that the potential benefits of the merger might not be fully or immediately realized;

•	possible difficulties in integrating the two organizations, which could delay or negate some of the expected benefits of the merger;

•	the risk that, notwithstanding the long-term benefits of the merger, MindArrow’s financial results and stock price might decline in the short term;

•	the possibility that the merger might not be completed, or that completion might be unduly delayed, and the effect of public announcement of the merger on MindArrow’s customers and partners;

•	charges to be incurred in connection with the merger, including costs of integrating the two companies and transaction expenses arising from the merger; and

•	various other risks associated with the merger and the businesses of the two companies, including those described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

      The MindArrow board of directors concluded, however, that these negative factors could be managed or mitigated by MindArrow management, or were unlikely to have a material impact on the merger or the combined company, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

      The above discussion of the material factors considered by the MindArrow board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board of directors. The MindArrow board of directors collectively reached the unanimous conclusion to approve the merger agreement and the merger in light of the various factors described above and other factors that each member of the board felt were appropriate.

      The MindArrow board of directors believes that the merger is advisable, and is fair to and in the best interests of MindArrow and its stockholders.

Category 5’s Reasons for the Merger and Factors Considered by the Category 5 Board of Directors

      Category 5’s board of directors determined that the terms of the merger and the merger agreement, as amended, are advisable and fair to, and in the best interests of, Category 5 and its stockholders. Accordingly, Category 5’s board of directors has approved the merger agreement, as amended, and the consummation of the merger and recommends that Category 5 stockholders vote FOR approval of the merger agreement, as amended, and the merger.

      In reaching its decision, Category 5’s board of directors identified several potential benefits of the merger, the most important of which included:

•	Category 5’s stockholders will have the opportunity to participate in the potential growth of the combined company after the merger;

•	The favorable balance of the significant benefits of being part of a combined company against the risks of continuing to be an independent company, especially in light of trends with respect to consolidation and competition in the Internet and e-commerce industries and particularly in light of Category 5’s relatively small size and limited resources;

•	The revenue and operations of the combined companies is anticipated to facilitate the attraction of financial resources and strategic relationships not currently available to Category 5 and the need for such resources and relationships in order to grow the business of Category 5;

•	The ability to achieve synergies with respect to business services, advertising and e-commerce relationships;

•	Giving Category 5 the opportunity to expand its channels of distribution of its products by giving it access to MindArrow’s customers. Category 5’s board of directors considered favorably that the former Category 5 stockholders, as stockholders of MindArrow, would share these synergies and opportunities; and

•	The anticipated exchange ratio in the merger represented a premium of approximately 24% over the average closing price for Category 5 common stock over the 20-day trading period ending on July 12, 2002, the last trading day prior to the day the letter of intent between MindArrow and Category 5 was publicly announced.

•	The addition of MindArrow’s independent directors and senior management team.

      Category 5’s board of directors considered a number of potentially negative factors in its deliberation of the merger, including:

•	The risk to Category 5’s stockholders that the value to be received in the merger could decline significantly due to the fixed exchange ratio;

•	The risk that the synergies and opportunities in the merger will not be achieved;

•	The volatility of the stock price of MindArrow on the Nasdaq SmallCap Market;

•	The risk that the merger will not be completed, including the circumstances under which MindArrow could terminate the merger agreement and the circumstances under which Category 5 could be required to pay a termination fee to MindArrow;

•	The potential adverse effects of the public announcement of the merger on:

•	Category 5’s sales and operating results,

•	Category 5’s ability to attract and retain key employees,

•	The progress of certain strategic initiatives, and

•	Category 5’s overall competitive position;

•	The risk that key technical, sales and management personnel might not remain employees of MindArrow or Category 5 after the merger closes;

•	The loss of control over the future operations of Category 5 following the merger;

•	The impact of the loss of Category 5’s status as an independent company on Category 5’s stockholders, employees, Web site visitors, business services clients, advertisers and sponsors;

•	The transaction costs expected to be incurred in connection with the merger; and

•	The other risks described under “Risk Factors — Risks Related to the Merger” beginning on page 24.

      Category 5’s board of directors consulted with Category 5’s senior management, as well as its legal counsel and financial adviser, in reaching its decision to approve the merger. Among the factors considered by Category 5’s board of directors were the following:

•	Historical information concerning MindArrow’s and Category 5’s respective financial performance, results of operations, assets, liabilities, operations, technology, brand development, management and competitive position, including public reports covering the most recent fiscal year and fiscal quarter for each company filed with the SEC;

•	Category 5’s management’s view of the financial condition, results of operations, assets, liabilities, businesses and prospects of MindArrow and Category 5 after giving effect to the merger;

•	Current market conditions and historical trading information with respect to MindArrow common stock and Category 5 common stock;

•	Comparable merger transactions in Category 5’s market and strategic alternatives to the transaction proposed by MindArrow available to Category 5;

•	The opinion of SBI USA, LLC dated July 12, 2002, including its related financial analyses, to the effect that, as of the date of the merger agreement and based upon and subject to the facts and assumptions set forth in the opinion (as described more fully in the text of the entire opinion attached as Appendix D to this document) that the exchange ratio is fair to the stockholders of Category 5 from a financial point of view;

•	The high costs that Category 5 had experienced in acquiring customers and the long term viability of certain of those methods and the experience to date with other methods of acquiring customers;

•	The difficulties Category 5 experienced in attracting needed capital;

•	The expected tax-free treatment to Category 5’s stockholders;

•	The ability of Category 5’s board of directors to enter into discussions with another party in response to an unsolicited superior offer to the merger if Category 5’s board of directors believed in good faith, after consultation with its legal counsel, that such action was required in order to comply with its fiduciary obligations;

•	The impact the merger might be expected to have on customers, suppliers and employees of Category 5; and

•	The principal terms of the merger agreement.

      After due consideration, Category 5’s board of directors concluded that the risks associated with the proposed merger were outweighed by the potential benefits of the merger.

      Category 5’s board of directors does not intend the foregoing discussion of information and factors to be exhaustive, but believes the discussion to include all of the material factors that it considered. In view of the complexity and wide variety of information and factors, both positive and negative, that it considered, Category 5’s board of directors did not find it practical to quantify or otherwise assign relative or specific weights to the specific factors it considered in making its determination. The determination was made after taking into consideration all of the factors as a whole. In addition, individual members of Category 5’s board of directors may have given different weights to the different factors.

      The Category 5 board of directors believes that the merger is advisable, and is fair to and in the best interests of, Category 5 and its stockholders.

Opinion of MindArrow’s Financial Advisor

      The following description of the opinion of L.H. Friend is qualified in its entirety by reference to the full text of the opinion as set forth in Appendix C and is incorporated by reference herein. The opinion is sometimes referred to in this proxy statement as the “Fairness Opinion” or the “Opinion.”

      L.H. Friend provided to MindArrow’s board of directors its opinion on June 28, followed by its written opinion and supplement on July 23, 2002 that, based upon and subject to the various factors and assumptions set forth in the Opinion, the exchange ratio was fair to MindArrow and to its stockholders from a financial point of view. The terms of the merger were determined pursuant to negotiations between Category 5 and MindArrow and not pursuant to recommendations of L.H. Friend. L.H. Friend’s Opinion, and its presentation to MindArrow’s board of directors, was only one of several factors taken into consideration by MindArrow’s board of directors in making its determination to approve the merger. The Opinion was provided to MindArrow’s board to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of MindArrow’s stock as to how to vote with respect to the merger.

      The full text of the Opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this proxy statement and is incorporated by reference herein. Stockholders are urged to read the Opinion carefully and in its entirety. The summary of the Opinion of L.H. Friend set forth in this proxy statement is qualified in its entirety by reference to the full text of the Opinion. L.H. Friend’s Opinion is directed to MindArrow’s board of directors. It only addresses the fairness of the merger from a financial point of view to MindArrow and its stockholders and does not constitute a recommendation to any stockholder of MindArrow as to how to vote.

      L.H. Friend has advised MindArrow’s board of directors expressly in its Opinion that L.H. Friend does not believe that any person (including a stockholder of MindArrow) other than the board of directors has the legal right to rely upon its Opinion to support any claims against L.H. Friend arising under applicable state law and that, should any such claims be brought against L.H. Friend by any such person, this assertion will be raised as a defense. Should a claim arise, the availability of such a defense would be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of MindArrow’s board of directors under applicable state law. Nor would the availability of such a state law defense to L.H. Friend have any effect on the rights and responsibilities of either L.H. Friend or MindArrow’s board of directors under the federal securities laws. The summary of the L.H. Friend Opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Opinion.

      L.H. Friend is engaged in the investment banking business and, as such, L.H. Friend regularly engages in the valuation of businesses and the securities of businesses in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and other activities. MindArrow’s board of directors selected L.H. Friend to serve as its financial advisor based on L.H. Friend’s qualifications, expertise and familiarity with the businesses of MindArrow and Category 5. The terms of L.H. Friend’s engagement by MindArrow are set forth in an engagement letter dated June 5, 2002.

Other than its meetings with MindArrow, L.H. Friend was not authorized to solicit and did not solicit interest from any party with respect to a merger or acquisition of MindArrow.

      In rendering its Opinion, among other things, L.H. Friend: (i) reviewed the draft Agreement and Plan of Merger dated July 12, 2002; (ii) reviewed MindArrow’s S-1 Registration Statement dated November 29, 1999; MindArrow’s Annual Reports on Form 10-K for the fiscal years ended September 30, 2001 and September 30, 2000; Quarterly Reports on Form 10-Q for the periods ended March 31, 2002 and December 31, 2001; MindArrow’s Form 8-K dated June 12, 2002; and MindArrow’s Definitive Proxy Statement dated February 12, 2002; (iii) reviewed audited financial statements of Category 5 for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, Category 5’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, December 31, 2001 and September 30, 2001; (iv) reviewed audited financial statements for ePenzio, Inc. for the fiscal years ended December 31, 2000 and 1999; (v) reviewed certain internal financial statements and other financial and operating data concerning Category 5 prepared by the management of Category 5; (vi) examined certain financial projections dated April 10, 2002, of MindArrow on a stand-alone basis, as if the transaction had not occurred, as provided to L.H. Friend by MindArrow’s management; (vii) examined certain financial projections dated June 25, 2002, provided to L.H. Friend by the management of Category 5; (viii) discussed the past and current operations and financial condition and the prospects of MindArrow with MindArrow’s senior executives, and conducted further limited interviews with certain members of MindArrow’s management; (ix) discussed the past and current operations and financial condition and the prospects of Category 5 with senior executives of Category 5, and conducted further limited interviews with certain members of Category 5 management; (x) reviewed the reported prices and trading history of MindArrow’s common stock and Category 5’s common stock; (xi) compared the financial performance, financial projections and the prices and trading activity of MindArrow and of Category 5 with that of certain other comparable publicly-traded companies and their securities; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (xiii) visited MindArrow’s management; (xiv) visited Category 5’s headquarter facilities; and (xv) performed such other analyses and inquires and considered such other factors as it deemed appropriate.

      In rendering its Opinion, L.H. Friend relied, without assuming responsibility for verification, upon the accuracy and completeness of all of the financial and other information reviewed by L.H. Friend for purposes of its Opinion. With respect to financial projections, estimates and analyses provided to L.H. Friend by Category 5 or MindArrow, L.H. Friend assumed that these projections, estimates and analyses were reasonably prepared on bases reflecting the best currently available estimates and judgments of MindArrow’s management and the management of Category 5, as the case may be. In addition, L.H. Friend did not make any independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of MindArrow or of Category 5 and was not furnished with any such evaluation or appraisal. The analyses performed by L.H. Friend are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. In its Opinion, L.H. Friend noted that among other things, its Opinion was necessarily based upon business, economic, market and other conditions as they existed and evaluated by L.H. Friend at the date of its Opinion. You are urged to read the Opinion in its entirety for assumptions made, matters considered and limits of the review by L.H. Friend.

      L.H. Friend’s Opinion, which focuses on the exchange ratio by MindArrow in the merger, was supported by, among other analyses, a contribution analysis, a historical exchange ratio analysis and a comparable company analysis.

      (i) Contribution Analysis. A relative contribution analysis measures the relative contributions to items such as revenue and gross profit on a percentage basis of MindArrow and Category 5 to the proposed merger on a percentage basis. L.H. Friend examined the pro forma relative contributions to revenue, gross profit and cash for MindArrow and Category 5 for the twelve months ending September 30, 2001 through projected fiscal year ending September 30, 2003 based upon projections provided by MindArrow’s management for fiscal years ending September 30th and based upon projections provided by Category 5’s management for fiscal years ending June 30th. The results of this analysis were as follows:

	Relative Contribution
			Implied Exchange
	MindArrow	Category 5	Ratio

Revenue
Year ended September 30, 2001 (actual)	16.6%	83.4%	10.40x
Year ending September 30, 2002 (projected)	18.5%	81.5%	9.05x
Year ending September 30, 2003 (projected)	21.0%	79.0%	7.72x
Cumulative	19.6%	80.4%	8.43x
Gross Profit
Year ended September 30, 2001 (actual)	13.5%	86.5%	17.48x
Year ending September 30, 2002 (projected)	29.7%	70.3%	4.85x
Year ending September 30, 2003 (projected)	33.2%	66.8%	4.12x
Cumulative	27.9%	72.1%	5.29x
Cash
Year ended September 30, 2001 (actual)	98.9%	1.1%	0.02x
Year ending September 30, 2002 (projected)	79.8%	20.2%	0.52x
Year ending September 30, 2003 (projected)	49.6%	50.4%	2.09x
Cumulative	55.6%	44.4%	1.64x

      Utilizing a lower quartile representing the 25th percentile of the data range and an upper quartile representing the 75th percentile of the data range, the analysis, which was performed assuming no pro forma transaction adjustments or synergies, resulted in an implied exchange ratio range of 1.98x to 8.58x, as compared to the exchange ratio of 2.30x of a share of common stock for each share of Category 5 common stock as provided in the merger agreement. L.H. Friend noted that MindArrow was receiving a higher percentage of the combined entity than it is contributing with respect to the measures of revenue and gross profit.

      (ii) Historical Exchange Ratio Analysis. L.H. Friend derived historical implied per share exchange ratios for MindArrow’s stock and Category 5 by dividing the closing price per share of Category 5 common stock by the closing price per share of MindArrow’s common stock for the 30-, 60-, 90-day and one-year intervals from July 13, 2001 to July 12, 2002 and compared these ranges to the exchange ratio provided in the merger agreement:

	Low Implied	High Implied	Average Implied
Interval of Time	Exchange Ratio	Exchange Ratio	Exchange Ratio

Last 30 Days	1.15x	2.56x	1.83x
Last 60 Days	1.15x	3.76x	2.27x
Last 90 Days	1.15x	6.89x	2.63x
Last Year	0.64x	6.89x	2.41x

      The selected historical exchange ratios indicated an average implied exchange ratio range of 1.83x to 2.63x, as compared to the exchange ratio of 2.30x of a share of common stock for each share of Category 5 common stock as provided in the merger agreement.

      (iii) Comparable Company Analysis. L.H. Friend compared and analyzed MindArrow on a stand-alone basis and Category 5 on a stand-alone basis with the market values and trading multiples of eleven selected publicly traded companies in the digital marketing, e-commerce and merchant services industries that L.H. Friend believed were reasonably comparable to MindArrow and to Category 5. The comparable companies consisted of Avenue A, Kana Software, 24/7 Real Media, Modem Media, ClickAction, Digital Impact, Traffix, L90, Digital Courier Technologies, Digital River, and CyberSource (collectively the “Comparable Group”). In examining these comparable companies, L.H. Friend calculated the Enterprise

Value (“EV”) of each company (i.e., the market value of common equity, plus total interest bearing debt and liquidation value of outstanding preferred stock less cash and equivalents) as a multiple of its respective latest twelve-month (“LTM”) revenue, projected fiscal year 2002 and 2003 revenue. The share prices used in calculating the market values of common equity were based on the preceding 20-day average closing prices as of July 12, 2002. All historical data were derived from publicly available sources, from which L.H. Friend excluded all non-recurring and extraordinary items and all projected data were obtained from publicly available brokerage analysts’ estimates of revenue. Based on an analysis of the Comparable Group, L.H. Friend derived a selected range for each respective multiple based on the selected high-end multiple of the observed range and the low-end multiple of the observed range. The average of the observed range represents the adjusted mean, which excludes the high and low observations.

      MindArrow. The comparable companies for MindArrow on a stand-alone basis included only those companies in the Comparable Group whose primary focus was digital marketing or e-commerce products and services. This group consisted of Avenue A, Kana Software, 24/7 Real Media, Modem Media, ClickAction, Digital Impact, Traffix, and L90. L.H. Friend’s analysis of the comparable group for the combined entity yielded the following results:

Comparable Group Multiple

Revenue Multiple	Low	Mean	High

EV/LTM Revenue	0.04x	0.49x	0.91x
EV/2002E Revenue	0.03x	0.44x	0.81x
EV/2003E Revenue	0.02x	0.09x	0.43x

      Category 5. L.H. Friend’s analysis of the comparable companies for Category 5 on a stand-alone basis included the entire Comparable Group:

Comparable Group Multiple

Revenue Multiple	Low	Mean	High

EV/LTM Revenue	0.04x	0.52x	2.9x
EV/2002E Revenue	0.03x	0.54x	2.46x
EV/2003E Revenue	0.02x	0.35x	1.98x

      L.H. Friend then compared the implied per share values for MindArrow’s common stock to the implied per share values for Category 5’s common stock. Using a lower and upper quartile of the data range that excluded the low (-0.20x) and high (178.79x) observation as shown in the table below, this analysis resulted in an implied exchange ratio range of 3.43x to 30.70x, as compared to the exchange ratio of 2.30x of a share of common stock for each share of Category 5 common stock as provided in the merger agreement:

Implied Exchange Ratio

Revenue Multiple	Low		Mean	High

EV/LTM Revenue	0.00x		5.66x	53.18x
EV/2002E Revenue	(0.20	)x	8.36x	178.79x
EV/2003E Revenue	1.21x		9.03x	52.37x

      (iv) Selected Mergers and Acquisition Transactions. Using publicly available information, L.H. Friend reviewed the consideration paid in five selected acquisition transactions between two public companies in the digital marketing and e-commerce industries from 2000 through the present. Specifically, L.H. Friend reviewed the following transactions (collectively the “Selected Transactions”): the acquisition of Be Free, Inc. by Valueclick; MediaPlex, Inc. by Valueclick, Broadbase Software, Inc. by Kana Software; @plan.Inc. by DoubleClick; and Jupiter Communications, Inc. by Media Metrix. In examining these acquisitions, L.H. Friend calculated the Enterprise Value (“EV”) of the acquired company implied by each of these transactions as a multiple of LTM revenue. Based on an analysis of the Selected Transactions, L.H. Friend derived a selected range for each respective multiple based on the selected high-end multiple of the observed range and the low-end multiple of the observed range. Using MindArrow’s LTM results and Category 5’s results, L.H. Friend applied these multiples and estimated an implied common equity value range per share for MindArrow’s common stock and for Category 5’s common stock. L.H. Friend then compared the implied per share values for MindArrow’s common stock to the implied per share values for Category 5’s common stock to calculate an implied exchange ratio.

Implied Exchange Ratio

Revenue Multiple	Low	Mean	High

EV/LTM Revenue	0.39x	11.69x	134.71x

      Using a lower and upper quartile of the data range, this analysis resulted in an implied exchange ratio range of 6.04x to 73.20x, as compared to the exchange ratio of 2.30x of a share of common stock for each share of Category 5 common stock as provided in the merger agreement.

      (v) Stock Trading History. To provide contextual data and comparative market data, L.H. Friend reviewed the historical daily closing prices and trading activity of MindArrow’s common stock and for Category 5’s common stock for the one-year period ending July 12, 2002 and for the six-month period ended July 12, 2002, and compared such closing stock prices with the closing stock prices of a composite group of twelve comparable publicly traded data security companies and the Nasdaq Composite Index. The eleven comparable publicly traded companies consisted of the Comparable Group. On July 12, 2002, MindArrow’s common stock closed at a price of $0.65 and over the one-year period preceding that date ranged in price from $0.37 to $1.25 with a mean price of $0.73 and a standard deviation of $0.20. In comparison, on July 12, 2002, Category 5’s common stock closed at a price of $0.75 and over the one-year period preceding that date ranged in price from $0.75 to $5.00 with a mean price of $2.23 and a standard deviation of $0.97. For the six-month period preceding July 12, 2002, MindArrow’s common stock ranged in price from $0.37 to $0.92 with a mean price of $0.59 and a standard deviation of $0.11. In comparison, over the same date range, Category 5’s common stock closing price ranged from $0.75 to $3.15 with a mean price of $2.10 and a standard deviation of $0.70. For the one-year and six-month periods ended July 12, 2002, MindArrow’s trading volume averaged 26,008 shares and 26,572, respectively. Over the same period, Category 5’s trading volume averaged 6,556 and 5,565, respectively. This information was presented solely to provide MindArrow’s board of directors with background information regarding the historical trading history and stock prices of MindArrow’s common stock relative to MindArrow’s peers and an appropriate index. This information is presented below:

Stock Trading History

		Period July 13, 2001 to July 12, 2002
	7/12/02 Closing
	Price	Low	High	Mean	Standard Deviation

MindArrow	$0.65	$0.37	$1.25	$0.73	$0.20
Category 5	$0.73	$0.75	$5.00	$2.23	$0.97

	Period January 14, 2002 to July 12, 2002

	Low	High	Mean	Standard Deviation

MindArrow	$0.37	$0.92	$0.59	$0.11
Category 5	$0.75	$3.15	$2.10	$0.70

      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analysis and the application of those methods to particular circumstances, and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. The summary of L.H. Friend’s analyses set forth below does not purport to be a complete description of the presentation by L.H. Friend to MindArrow’s board of directors. In arriving at its Opinion, L.H. Friend did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, L.H. Friend believes that its analyses and the summary set forth below must be considered as a whole, and that considering any portion of such analyses and summary of the factors considered, without considering all such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses set forth in the L.H. Friend presentation to MindArrow’s board of directors and in the Opinion. Any estimates contained therein are not necessarily indicative of actual values, which may vary significantly.

Estimates of the relative financial values of MindArrow or Category 5 do not purport to be appraisals or necessarily reflect the prices at which such companies may actually be sold. In addition, no assurance can be given as to the trading value of MindArrow’s common stock upon consummation of the merger, which may differ materially from the recent trading prices of MindArrow’s common stock. Because such matters are inherently uncertain, none of MindArrow, Category 5, L.H. Friend nor any other person assumes any responsibility for such matter.

      No Comparable Group company nor any transaction utilized as a comparison in L.H. Friend’s analyses is identical to MindArrow or the combined entity, or to the Merger. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company or transaction data.

      L.H. Friend was selected by MindArrow’s board of directors based on L.H. Friend’s qualifications, experience, expertise and reputation. As part of its investment banking business, L.H. Friend is regularly engaged in the investment banking business and, as such, L.H. Friend regularly engages in the valuation of businesses and the securities of businesses in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other transactions.

      Pursuant to a letter agreement dated as of June 5, 2002, MindArrow has agreed to pay L.H. Friend a fee for its services referred to above including rendering its Opinion, and has agreed to reimburse L.H. Friend for its reasonable expenses incurred in connection with its engagement by MindArrow upon delivery of L.H. Friend’s written Opinion. MindArrow has also agreed to indemnify L.H. Friend and its directors, officers, agents, employees, affiliates, and controlling persons against any losses, claims, or liabilities to which L.H. Friend becomes subject to in connection with its rendering of services, except those that arise from L.H. Friend’s gross negligence or willful misconduct. L.H. Friend, in the ordinary course of business, has from time to time provided, and in the future may continue to provide, investment banking, financial advisory and other related services to MindArrow and/or MindArrow’s affiliates, as the case may be, for which it has or will receive lees. In the ordinary course of business, L.H. Friend or its affiliates may trade in MindArrow’s equity securities for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Category 5’s Financial Advisor

      SBI USA, LLC has acted as the financial advisor to Category 5 in connection with the merger. On July 5, 2002, SBI USA, LLC reviewed its presentation with the Category 5 board of directors and delivered its oral opinion, subsequently confirmed in writing, on July 12, 2002, that as of such date and based upon and subject to the factors and assumptions set forth in the presentation, the exchange ratio was fair, from a financial point of view, to the holders of Category 5 common stock.

      The full text of the written opinion which sets forth the assumptions made, procedures followed and matters considered by SBI USA, LLC is set forth as Appendix D to this joint proxy statement/prospectus, and Category 5 stockholders are urged to read the opinion in its entirety. The summary of the opinion as set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

      The opinion and presentation of SBI USA, LLC to the Category 5 board of directors, in connection with which SBI USA, LLC was requested to evaluate the fairness, from a financial point of view, of the exchange ratio to the holders of Category 5 common stock, was only one of many factors taken into consideration by the Category 5 board of directors in making its determination to approve the merger. No limitations were imposed by the Category 5 board of directors upon SBI USA, LLC with respect to the investigation made or the procedures followed by SBI USA, LLC in rendering its opinion.

      SBI USA, LLC’s opinion should be read carefully and in its entirety. It is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Category 5 common stock, and it does not address the underlying business decision of Category 5 to effect the merger or constitute a recommendation to any Category 5 stockholder as to how such holder should vote with respect to the merger. It also does not constitute an opinion or imply any conclusion of SBI USA, LLC as to what the value of the Category 5 common stock actually will be when issued pursuant to the merger or the price at which Category 5 common stock will trade following the announcement or completion of the merger, which may vary. In connection with its opinion, SBI USA, LLC neither determined the amount of consideration to be paid, nor recommended the amount of consideration to be paid, in connection with the merger.

      In connection with rendering its opinion, SBI USA, LLC reviewed selected publicly available business and financial information concerning Category 5 and MindArrow as well as financial forecasts that were provided to SBI USA, LLC by Category 5 and MindArrow, respectively. SBI USA, LLC discussed the business, operations and prospects of Category 5 and MindArrow, as well as other matters it believed relevant to its inquiry, with officers and employees of Category 5 and MindArrow, respectively. SBI USA, LLC also considered such other information, analyses, strategic considerations, investigations and financial, economic and market criteria that it deemed appropriate.

      In its review and analysis and in arriving at its opinion, SBI USA, LLC assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of the financial and other information reviewed by SBI USA, LLC. With respect to the financial forecasts of Category 5 and MindArrow, SBI USA, LLC assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Category 5 and MindArrow as to the future financial performance of Category 5 and MindArrow, respectively, and SBI USA, LLC expressed no opinion with respect to such forecasts or the assumptions on which such forecasts were based. SBI USA, LLC also assumed that the merger would be consummated in accordance with the terms of the merger agreement and the other agreements entered into in conjunction with the merger. SBI USA, LLC did not make or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of Category 5 or MindArrow. SBI USA, LLC’s opinion is necessarily based upon conditions as they existed and could be evaluated on the date of its opinion.

      In connection with rendering its opinion to the Category 5 board of directors, SBI USA, LLC performed several financial analyses which it presented to the Category 5 board of directors, the material portions of which are summarized below. SBI USA, LLC believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying its opinion. While the conclusions reached in connection with each analysis were considered carefully by SBI USA, LLC in arriving at its opinion, SBI USA, LLC made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In addition, the process of preparing a fairness opinion necessarily requires a broad range of subjective judgments with respect to appropriate comparable companies, appropriate multiples of various selected financial data and other financial and other factors. Analyses and estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. The range of implied exchange ratios or implied multiples for any particular analysis should not be taken to be the view of SBI USA, LLC of the actual exchange ratios or multiples of Category 5 or MindArrow.

      The following is a summary of the material financial analyses used by SBI USA, LLC in connection with providing its opinion to the Category 5 board of directors. Several of the summaries below include information presented in tabular format. In order to understand fully such financial analyses used by SBI USA, LLC, the tables must be read with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Category 5 and MindArrow Valuation Analysis

      SBI USA, LLC derived implied exchange ratios and implied multiples for Category 5 and MindArrow by using three principal valuation methodologies: discounted cash flow analysis, comparable company analysis and comparable transaction analysis. The discounted cash flow analysis places a value on the entity based on the present value of future cash flows. Comparable transaction analysis derives value based on multiples from previously similar transactions. Comparable company analysis analyzes a business’ operating performance and outlook relative to a group of publicly traded peer companies. No public company used in the comparable company analysis is identical to Category 5 or MindArrow. Accordingly, any analysis of publicly traded comparable companies is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the public trading multiple of the companies or company to which they are being compared.

Valuation

Acquisition Method
Consideration Stock	100%
Number of shares offered	41,582
Exchange ratio	2.3
Implied CFVT price per share	$1.27
Market value of shares issued to CFVT	$22,454
Market cap (pre merger) — basic	$15,130

Discounted Cash Flows

	Indicated		Weighted
Terminal Value Methodology	Value	Weighting	Value

Revenue multiple	$24,617	40%	$9,847
Free cash flow multiple	$27,150	60%	$16,290

Fair market value — control basis		100%	$26,137

Discount to market	Range	10%	$23,523
		20%	$20,909
Shares Outstanding — MindArrow			34,022
Per Share Value	Range		$0.69
			$0.61

      Assessing a value to MindArrow based on the present value of future cash flows would indicate a per share value of $0.61 to $0.69. This analysis only considers the cash flows of MindArrow, and not the combined cash flows of the combined entity. As the target acquisition swap price is $1.27, the discounted cash flows valuation would imply an exchange ratio of 1.84 to 2.08.

Comparable Company Analysis

      SBI USA, LLC compared selected publicly available financial and operating information of Category 5 and MindArrow with corresponding data of the following eight companies that SBI USA, LLC believed to be appropriate:

•	DoubleClick

•	Cross Media Marketing

•	Engage

•	ValueClick

•	Traffix

•	Digital Impact

•	ClickAction

•	24/7 Real Media

	Indicated		Weighted
Multiple Methodology	Value	Weighting	Value

Forecast 2002 revenue	$9,170	50%	$4,585
Forecast 2003 revenue	$17,736	50%	$8,868
Forecast 2002 earnings*	$(60,550)	0%	$—
Forecast 2003 earnings*	$(21,525)	0%	$—
Fair market value — control basis		100%	$13,453

Discount to market	Range	10%	$12,108
		20%	$10,763
Shares Outstanding — MindArrow			34,022
Per Share Value	Range		$0.36
			$0.32

      Assessing a value to MindArrow based on multiples of revenue and earnings would indicate a per share value of $0.32 to $0.36. This analysis only considers the cash flows of MindArrow, and not the combined cash flows of the combined entity. As the target acquisition swap price is $1.27, the discounted cash flows valuation would imply an exchange ratio of 3.52 to 3.96. The “At Deal” multiples for MindArrow compare favorably to the multiples for the comparable companies and Category 5.

Comparable Transaction Analysis

	Indicated		Weighted
Multiple Methodology	Value	Weighting	Value

LTM Revenue Multiple Paid	$8,477	100%	$8,477
LTM Earnings Multiple Paid	na	0%	na

Fair market value — control basis			$8,477

Shares Outstanding — MindArrow			34,022
Per Share Value			$0.25

      Through comparable transaction analysis, the above analysis arrives at a per share value of $0.25. Again, as the agreement calls for a $1.27 valuation, this would imply an exchange ratio of 5.08.

Weighted Average

	Indicated		Weighted
Valuation Methodology	Value	Weighting	Value

Discounted cash flow analysis	$26,137	70%	$18,296
Comparable company analysis	$13,453	20%	$2,691
Transaction Analysis	$8,477	10%	$848
Fair market value		100%	$21,834

Discount to market	Range	10%	$19,651
		20%	$17,467
Shares Outstanding — MindArrow			34,022
Per Share Value	Range		$0.58
			$0.51

      SBI USA, LLC applied a weighted average on the complete valuation to arrive at an overall firm valuation of MindArrow. Based on all valuation methodologies and the weight each method received, the per share value range arrived at is $0.58 to $0.51. Under this conclusion, and based on the target price of $1.27 per share, the exchange ratio would range from 2.19 to 2.49.

      SBI USA, LLC, the US investment banking subsidiary of Softbank Investment Group, regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, and corporate, estate and other purposes. Category 5 retained SBI USA, LLC as a financial advisor because of its reputation, expertise in the valuation of companies and substantial experience in transactions such as the merger.

      Pursuant to the terms of SBI USA, LLC’s engagement, Category 5 agreed to pay SBI USA, LLC a customary fee upon the written delivery of the fairness opinion and upon completion of the merger. Additionally, Category 5 has agreed to reimburse SBI USA, LLC for reasonable out-of-pocket expenses, including, without limitation, reasonable fees and expenses of SBI USA, LLC’s legal counsel. Category 5 has also agreed to indemnify SBI USA, LLC and related persons against liabilities, including liabilities under the federal securities laws, related to or arising out of its engagement. In the ordinary course of cts business, SBI USA, LLC may actively trade the securities of Category 5 and MindArrow for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

      Shelly Singhal, a managing director of SBI USA, LLC has been a director of Category 5 since February 2002. SBI USA, LLC is the successor in interest of SBI E2-Capital (USA), Ltd. and is a subsidiary of SBI E2-Capital (HK) Limited, of which Mr. Singhal is Executive Vice President. SBI E2-Capital (HK) Limited, is a stockholder of MindArrow. SBI E2-Capital (USA) Ltd. provided significant financial advisory services to Category 5 prior to the proposed merger with MindArrow Acquisition Corp. SBI USA, LLC will receive a $20,000 referral fee from L.H. Friend, MindArrow’s financial advisor in connection with the merger.

Interests of MindArrow and Category 5 Directors, Officers, and their Associates in the Merger

      Certain current and former executive officers, directors, and members of the boards of both MindArrow and Category 5, and their associates, have interests in the merger that differ from the interests of other stockholders generally. Both boards were aware of these interests and considered them, among other matters, in approving the merger agreement, and the August 9, 2002 amendment to the merger agreement, and the transactions contemplated thereby.

     Interests of Certain Persons in the Merger

      In considering the recommendation of the MindArrow and Category 5 boards of directors to approve and adopt the merger, stockholders of MindArrow and Category 5 should be aware that some current and former members of the management and the boards of directors of MindArrow and Category 5, and their associates, have interests in the merger that are different from, or in addition to, the interests of stockholders of MindArrow and Category 5 generally.

     Stock Ownership

      As of August 16, 2002, directors and officers of MindArrow held an aggregate of approximately 19% of outstanding shares of MindArrow common stock and the current and former directors and executive officers of Category 5 held an aggregate of approximately 64.2% of all outstanding shares of Category 5 common stock.

     Stock Options

      Pursuant to the merger agreement, each outstanding option to acquire Category 5 common stock (each a “Category 5 option”) will be automatically converted into an option to acquire shares of MindArrow common stock. The number of shares of MindArrow common stock to be subject to each converted option will be equal to the number of shares of Category 5 common stock subject to the original option immediately prior to the merger multiplied by 2.3 (the exchange ratio) at an exercise price per share equal to the exercise price for each such share of Category 5 common stock subject to such option divided by 2.3 (the exchange ratio). Following such conversion, all other terms and conditions governing each converted Category 5 option will continue to apply. The value of such converted options will depend on the market price of MindArrow common stock following completion of the transactions. As of August 9, 2002, the following current and former officers and directors of Category 5 held the following number of Category 5 options, which are convertible into options to acquire the following number of shares of MindArrow common stock:

				Post-Merger
	Pre-Merger	Number of	Post-Merger	Number of
Name	Exercise Price	Category 5 Shares	Exercise Price	MindArrow Shares

Edward P. Mooney	$0.25	200,000	$0.1087	460,000
William C. Gibbs	$0.25	700,000	$0.1087	1,610,000
Mitchell Edwards	$0.25	596,562	$0.1087	1,372,093
Shelly Singhal	$1.13	50,000	$0.4913	115,000
Tyler Thompson	$2.50	100,000	$1.0869	230,000
Troy Kearl	$2.50	100,000	$1.0869	230,000
Matthew Green	$0.25	100,000	$0.1087	230,000
Jade B. Millington	$0.25	50,000	$0.1087	115,000

      In addition, any unvested portion of the foregoing stock options held by William C. Gibbs, Mitch Edwards, Edward P. Mooney and Shelly Singhal will become immediately vested at the effective time of the merger. See the discussion under the section entitled “The Merger Agreement — Treatment of Stock Options.”

     Employment Agreements.

      Effective upon the completion of the merger, MindArrow intends to enter into employment agreements with the following officers of Category 5 or its subsidiaries in the positions and for the terms indicated:

Name	Position	Term

Paul Anderson	President of Bring It Home, Inc.	December 31, 2002
Tyler Thompson	Executive Vice President of Sales and Marketing of the Surviving Company	December 31, 2004
Troy Kearl	Vice President of Research and Development of the Surviving Company	December 31, 2002
Matthew Green	Vice President of Finance of the Surviving Company	December 31, 2003
Jade B. Millington	Vice President of Banking of the Surviving Company	December 31, 2002
Brad Crawford	Chief Operating Officer of Bring It Home, Inc.	December 31, 2002

     SBI USA, LLC

      Pursuant to an engagement letter dated July 2, 2002, as amended effective July 2, 2002, among Category 5 and SBI USA, LLC, in the event Category 5 merges or otherwise effects a corporate reorganization with MindArrow, Category 5 must pay to SBI USA, LLC a cash fee equal to $175,000 payable as follows: (i) $25,000 in cash on July 2, 2002, (ii) $50,0000 in cash by July 15, 2002, and (iii) $100,000 in cash upon the later of delivery of the fairness opinion and closing of the merger agreement. Category 5 must also reimburse SBI USA, LLC for all expenses incurred in connection with MindArrow transaction, which are capped at $25,000. As of the date hereof, amounts received by SBI USA, LLC under this engagement letter are approximately $25,000.

      Shelly Singhal, a managing director of SBI USA, LLC has been a director of Category 5 since February 2002. SBI USA, LLC is the successor in interest of SBI E2-Capital (USA), Ltd., of which Mr. Singhal was previously a managing director, and a subsidiary of SBI E2-Capital (HK) Limited, of which Mr. Singhal is Executive Vice President. SBI E2-Capital (HK) Limited holds 75,000 shares of MindArrow common stock. SBI E2-Capital (USA) Ltd. provided significant financial advisory services to Category 5 prior to the proposed merger with MindArrow Acquisition Corp. Mr. Singhal and certain associates of Mr. Singhal hold 75,000 shares of MindArrow common stock. SBI USA, LLC will receive a $20,000 referral fee from L.H. Friend, MindArrow’s financial advisor in connection with the merger.

     Indemnification

      MindArrow has agreed to indemnify current and prior officers and directors of Category 5 for their acts and omissions as officers and directors of Category 5 prior to the merger to the same extent MindArrow currently provides such indemnification to its own officers and directors, and to provide and maintain insurance coverage for such purposes for a period of at least three years after the closing of the merger. MindArrow maintains liability insurance for all of its directors and executive officers in amounts that it deems adequate.

     Warrants

      Certain officers and directors of Category 5 are affiliates of entities and/or individuals who hold Category 5 warrants that will be assumed by MindArrow in connection with the merger.

     Convertible Notes

      Certain officers and/or directors of Category 5 are affiliates of entities and/or individuals who hold Category 5 promissory notes that will be assumed by MindArrow following the merger. Following the merger, those convertible notes still outstanding will be convertible into shares of MindArrow common stock. Holders of such outstanding convertible notes will be entitled to receive that number of shares of MindArrow common stock that such holders would have received had such holders converted their notes into Category 5 common stock immediately prior to the merger.

     Directors and Officers Option Grants

      Directors and officers of both MindArrow and Category 5 may receive options to purchase MindArrow common stock pursuant to the MindArrow Systems, Inc. 1999 Stock Option Plan and the 2000 Stock Incentive Plan.

Post-Merger Board of Directors of MindArrow

      MindArrow has agreed to appoint two of Category 5’s current directors, Paul Anderson and Tyler Thompson, to its board of directors upon the closing of the merger. MindArrow’s board of directors intends to accomplish this by increasing the size of its board to nine individuals effective upon the merger, and appointing Messrs. Anderson and Thompson to fill the two new vacancies until the next annual meeting of MindArrow stockholders. Therefore, following the merger it is expected that the board of directors of MindArrow will consist of Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber. Thomas Quick, a former director of MindArrow, resigned from the board for personal reasons effective July 25, 2002.

Effective Time

      The Merger shall become effective upon the later of the filing of a certificate of merger with the Secretary of State of the State of Delaware and the filing of articles of merger with the Secretary of State of the State of Nevada, or at such later time as agreed in writing and specified in such certificate and/or articles of merger. The filing of the certificate and articles of merger is required as soon as practicable following the closing of the merger, which shall occur no later than two business days after the satisfaction or waiver of the closing conditions set forth in the merger agreement.

Other Effects of the Merger; De-listing and De-registration of Category 5 Shares

      After the merger, Category 5 stockholders will become stockholders of MindArrow. The rights of all such stockholders will be governed by the Amended and Restated Certificate of Incorporation and bylaws of

MindArrow. For a description of the difference between the rights of MindArrow and Category 5 stockholders, see “Comparison of Rights of MindArrow Stockholders and Category 5 Stockholders.”

      If the merger is consummated, shares of Category 5 common stock will cease to be listed on the National Association of Securities Dealers OTC Electronic Bulletin Board. In addition, Category 5 will de-register the Category 5 common stock under the Exchange Act and, accordingly, will no longer be required to file periodic reports pursuant to the Exchange Act.

Appraisal Rights

      Pursuant to Sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes, Category 5 stockholders who follow the procedures specified in Sections 92A.420 and 92A.440 of the Nevada Revised Statutes are entitled to dissent from the merger and obtain payment of the fair value of their Category 5 shares as of the effective time of the merger, in place of the consideration that the holder would otherwise receive in the merger. In order to exercise appraisal rights, a Category 5 stockholder must demand and perfect the rights in accordance with Sections 92A.420 and 92A.440 of the Nevada Revised Statutes. The following is a summary of Sections 92A.400 to 92A.500, inclusive, and is qualified in its entirety by reference to Sections 92A.300 to 92A.500, inclusive, a copy of which is attached hereto as Appendix E and is incorporated by reference herein. Category 5 stockholders should carefully review Sections 92A.300 to 92A.500, inclusive, as well as information discussed below to evaluate and, if they wish, perfect their rights to appraisal.

      If a holder of Category 5 common stock elects to exercise the right to an appraisal under Section 92A.420 of the Nevada Revised Statutes, such stockholder must:

•	File with Category 5, prior to the Category 5 special meeting, a written notice of the stockholder’s intent to demand payment for his or her shares if the merger is effectuated; and

•	Not vote in favor of the merger or to adopt the merger agreement.

      All notices of intent to demand appraisal rights should be addressed to: Category 5 Technologies, Inc., 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah 84121, Attn: Corporate Secretary, before the vote is taken on the merger agreement at the Category 5 special meeting, and should be executed by, or on behalf of, the holder of record. Such demand reasonably must inform Category 5 of the identity of the stockholder and that such stockholder intends to demand appraisal of such stockholder’s shares. A Category 5 stockholder who elects to exercise appraisal rights under Sections 92A.420 and 92A.440 is called a “dissenter.”

      Within ten (10) days after the effective time of the merger, Category 5 must provide written notice of the effective time to each holder of Category 5 common stock who has satisfied the requirements of Section 92A.420 of the Nevada Revised Statutes. This “dissenter’s notice” will (1) state where the demand for payment by the dissenter must be sent and where and when certificates for Category 5 shares must be deposited; (2) include a form for demanding payment which includes the date of the first announcement to the news media or to the Category 5 stockholders of the terms of the merger and which requires the dissenter to certify whether he or she acquired beneficial ownership of the shares before that date; (3) indicate the deadline by which Category 5 must receive the demand for payment from the dissenter (which may not be less than thirty nor more than sixty days after the date the dissenter’s notice is delivered to the dissenter); and (4) be accompanied by a copy of Sections 92A.300 to 92A.500, inclusive.

      A dissenter to whom a dissenter’s notice is sent must perfect his or her appraisal rights by (1) demanding payment for his or her Category 5 shares; (2) certifying whether he or she acquired beneficial ownership of the shares before the date of the first announcement to the news media or to the Category 5 stockholders of the terms of the merger; and (3) depositing all certificates representing the shares of Category 5 beneficially owned by the dissenter in accordance with the terms of the dissenter’s notice. Any dissenter who fails to demand payment, or deposit his or her certificates at the designated location, on or before the deadline indicated in the dissenter’s notice, is not entitled to payment for his or her shares.

      Within thirty (30) days after Category 5 has received a dissenter’s timely demand for payment, Category 5 must pay such dissenter the amount Category 5 estimates to be the fair value of the dissenter’s shares, plus accrued interest. Fair value is defined as the value of the shares immediately before the effectuation of the merger, as determined by the Category 5 board, excluding appreciation or depreciation in anticipation of the merger, unless exclusion would be inequitable. This payment must be accompanied by (1) Category 5’s balance sheet as of June 30, 2002, a statement of income for the twelve months ended June 30, 2002, a statement of changes in the stockholders’ equity for the twelve months ended June 30, 2002 and any interim financial statements; (2) a statement of Category 5’s estimate of the fair value of the shares; (3) an explanation as to how that interest was calculated; (4) a statement of the dissenter’s rights to notify Category 5 of his or her own estimate and his or her rights to demand payment of the difference between the dissenter’s estimate and the amount paid by Category 5; and (5) a copy of Sections 92A-.300 to 92A-.500, inclusive.

      Within thirty (30) days after a dissenter has received payment and the information described in the preceding paragraph, the dissenter is entitled to notify Category 5 in writing of the dissenter’s own estimate of the value of his or her shares and the amount of interest due, and to demand payment of the difference between the amount paid by Category 5 and the dissenter’s estimate, plus the interest due, if the dissenter believes that amount paid by Category 5 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

      If a demand for payment described in the prior paragraph remains unsettled, Category 5 must commence a proceeding within sixty (60) days after receiving the dissenter’s demand for payment, petitioning the court to determine the fair value of the shares and accrued interest for all dissenters whose demands remain unsettled. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value of the shares. Each dissenter who is a party to the action is entitled to the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by Category 5.

      The costs of a proceeding described in the prior paragraph, including the compensation and expenses of the appraisers appointed by the court, must be paid by Category 5, unless the court determines that all or some of the costs should be assessed against all or some of the dissenters, to the extent that the court finds that such dissenters acted arbitrarily, vexatiously or in bad faith in demanding payment. Moreover, the court may assess the legal fees and expenses of the dissenters against Category 5 if the court finds that Category 5 did not substantially comply with the requirements set forth in Sections 92A-.300 to 92A-.500, inclusive, or against Category 5 or one or more of the dissenters if the court finds that Category 5 or such dissenters acted arbitrarily, vexatiously or in bad faith with respect to the rights provided in Sections 92A-.300 to 92A-.500, inclusive. Finally, if the court determines that services of counsel for a particular dissenter were of substantial benefit to other dissenters and the fees for those services are not assessed against Category 5 by the court, the court may order that those fees be paid out of the amounts awarded to those dissenters so benefited.

      After the effective time of the merger, no dissenting stockholder shall have any rights of a Category 5 stockholder with respect to such holder’s shares for any purpose, except to receive payment to which Category 5 stockholders of record as of a date prior to the effective time are entitled, if any. If no demand for payment by a dissenter is filed with Category 5 prior to the deadline set forth in the dissenter’s notice, then the right of such dissenting stockholder to an appraisal will cease and such dissenting stockholder will be entitled to receive only the shares of common stock of MindArrow Systems as provided in the merger agreement.

      The foregoing is only a summary of Sections 92A.300 to 92A.500, inclusive, of the Nevada Revised Statutes and is qualified in its entirety by reference to the full text of Sections 92A.300 to 92A.500, inclusive, which is included in Appendix E.

Accounting Treatment of the Merger

      The merger will be accounted for using the purchase method of accounting in accordance with United States generally accepted accounting principles, with Category 5 being treated as the acquirer for accounting purposes, a “reverse acquisition”. Under this method of accounting, any excess of the estimated purchase price over the fair value will be allocated to intangible assets, which will be identified and evaluated for realizability. Any remaining excess of the estimated purchase price will be allocated to goodwill, which will be evaluated periodically for impairment.

Regulatory Matters

     Antitrust

      MindArrow and Category 5 do not believe the merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission, which prevent certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and waiting periods end or expire.

     State Takeover Laws

      A number of states throughout the United States, including Nevada where Category 5 is incorporated, have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the merger, MindArrow and Category 5 believe that, except in the case of Nevada Revised Statutes Section 78.438, such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

      The board of directors of Category 5 has taken all action required to render the business combination provisions of Nevada Revised Statutes 78.438 inapplicable to the merger and the transactions contemplated by the merger agreement. Other than as described in this joint proxy statement/prospectus, neither MindArrow nor Category 5 has attempted to comply with any state takeover statutes in connection with the merger. MindArrow and Category 5 reserve the right to challenge the validity or applicability of any state law allegedly applicable to the merger, and nothing in this joint proxy statement/prospectus nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more state takeover statutes apply to the merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the merger, as applicable, MindArrow may be required to file certain documents with, or receive approvals from, the relevant state authorities, and MindArrow might be prevented from or delayed in consummating the merger. In such case, MindArrow may not be obligated to complete the merger.

Material Federal Income Tax Consequences

      The following are certain United States federal income tax considerations of the merger generally applicable to the Category 5 stockholders. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code, and existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the following discussion. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	stockholders who are neither citizens nor residents of the United States or that are partnerships, foreign corporations or foreign estates or trusts;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	stockholders who acquired their Category 5 stock pursuant to the exercise of options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation; and

•	stockholders who hold their Category 5 stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

      If a partnership holds Category 5 common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Category 5 common stock, you should consult your tax advisor regarding the tax consequences of the merger to you.

      In addition, we do not discuss the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not any such transactions are undertaken in connection with the merger, including without limitation any transaction in which Category 5 stock is acquired or shares of MindArrow common stock are disposed of, or the tax consequences to holders of options, warrants or similar rights to acquire Category 5 common stock. This discussion assumes you hold your shares of Category 5 stock as capital assets within the meaning of Section 1221 of the Code (generally, as an investment). Category 5 stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to them of the merger.

      It is intended that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Category 5’s obligation to complete the merger is conditioned on, among other things, Category 5’s receipt of an opinion dated the Closing Date from Snell & Wilmer LLP, counsel to Category 5, and MindArrow’s obligation to complete the merger is conditioned on, among other things, MindArrow’s receipt of an opinion dated the Closing Date from Morrison & Foerster LLP, counsel to MindArrow, in each case to the effect that the merger will be treated as a “reorganization” qualifying under the provisions of Section 368(a) of the Code. The opinions of Snell & Wilmer LLP and Morrison & Foerster LLP will be based on then-existing law, will assume the absence of changes in existing facts and will rely on customary assumptions and representations contained in certificates executed by officers of Category 5 and MindArrow, dated on or before the completion of the merger, which shall not have been withdrawn or modified in any material respect as of the effective time of the merger.

      Assuming that the merger does qualify as a “reorganization” for federal tax purposes, following are the material United States federal income tax consequences of the merger to Category 5 stockholders who do not exercise appraisal rights in connection with the merger, and to Category 5 and MindArrow:

•	Category 5 stockholders will not recognize any gain or loss upon their receipt of MindArrow common stock in the merger, except on any cash received for a fractional share of MindArrow common stock;

•	the aggregate tax basis of the MindArrow common stock and the contingent warrant received by a Category 5 stockholder in the merger, including any fractional shares of MindArrow common stock a Category 5 stockholder is deemed to receive, will be the same as the aggregate tax basis of the Category 5 common stock surrendered in exchange therefor;

•	the holding period of the MindArrow common stock received by a Category 5 stockholder in the merger will include the period for which the Category 5 common stock surrendered in exchange therefor was considered to be held;

•	any cash payment received by a Category 5 stockholder for a fractional share of MindArrow common stock will be treated as if such fractional share had been issued in the merger and then redeemed by MindArrow. A Category 5 stockholder generally will recognize gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the holder’s basis in such fractional share; and

•	MindArrow and Category 5 will not recognize gain or loss solely as a result of the merger.

      It is unclear whether the contingent warrant should be treated for tax purposes as a contingent warrant or as a contingent issuance of the MindArrow stock to which the warrant relates. In either case, assuming the merger qualifies as a reorganization, a Category 5 stockholder will not recognize taxable gain or loss as a result of the receipt or the exercise of the contingent warrant. However, the tax basis and holding period for the warrant and the MindArrow stock to which the warrant relates may differ depending on the tax characterization of the warrant. We suggest you consult your tax advisor regarding the tax treatment and consequences of the contingent warrant.

      Neither MindArrow nor Category 5 will request a ruling from the Internal Revenue Service in connection with the merger. The tax opinions referred to above will not bind the Internal Revenue Service and will not prevent the Internal Revenue Service from successfully asserting a contrary opinion. If the Internal Revenue Service successfully challenges the status of the merger as a “reorganization,” Category 5 stockholders would recognize taxable gain or loss with respect to each share of Category 5 common stock surrendered. The timing and amount of such gain is not clear under current law because of the contingent warrant. You should consult your tax advisor regarding the tax consequences to you if the merger does not qualify as a “reorganization.”

      Even if the merger qualifies as a reorganization, Category 5 stockholders could recognize gain to the extent that shares of MindArrow common stock or the contingent warrant are considered to be received in exchange for services or for property other than solely Category 5 common stock. All or a portion of such gain may be taxable as ordinary income. Gain may also have to be recognized to the extent that Category 5 stockholders are treated as receiving, directly or indirectly, consideration other than MindArrow common stock and the contingent warrant in exchange for their Category 5 common stock. Regardless of the status of the merger as a reorganization, if you exercise appraisal rights in connection with the merger and receive cash payment for all of your shares of Category 5 stock, you generally will recognize capital gain or loss, which will be long-term capital gain or loss if you have held your shares of Category 5 stock for more than one year at the time of payment. You should consult your tax advisor regarding the tax consequences to you if you exercise appraisal rights in connection the merger and receive cash for your Category 5 stock.

      The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

      HOLDERS OF CATEGORY 5 COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

Resale Restrictions

      MindArrow common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares issued to any Category 5 stockholder who may be deemed to be an “affiliate” of Category 5 or MindArrow for purposes of Rule 145 under the Securities Act. Each such affiliate receiving MindArrow shares in the merger will agree not to transfer any MindArrow common stock received in the merger except in compliance with the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. This proxy statement/prospectus does not cover resales of MindArrow common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

Dividend Policy

      Since they began publicly trading, neither MindArrow nor Category 5 has ever paid dividends to its stockholders, nor does MindArrow expect to pay dividends in the foreseeable future.

Reverse Stock Split

      In accordance with the requirements of the merger agreement, MindArrow’s stockholders are being asked to approve a reverse stock split in a ratio no greater than one for ten, effective immediately after completion of the merger with Category 5. The purpose for the proposed reverse stock split is to attempt to increase the market price of MindArrow’s common stock following the merger in order to meet the minimum requirements for continued listing of MindArrow’s common stock on the Nasdaq SmallCap Market following the merger. The reverse stock split will be accomplished by filing an amendment to MindArrow’s Amended and Restated Certificate of Incorporation effecting the reverse split, which will become effective immediately after the merger with Category 5.

THE MERGER AGREEMENT

      The following is a summary of the material provisions of the merger agreement, dated as of July 12, 2002, as amended effective August 9, 2002, among MindArrow, Category 5 and MindArrow Acquisition Corp., a copy of which is attached as Appendix A to this joint proxy statement/ prospectus and incorporated by reference herein. MindArrow and Category 5 stockholders should read carefully the merger agreement, as amended. The following summary is qualified in its entirety by reference to the text of the merger agreement and the amendment thereto.

General

      The merger agreement provides that, following the approval and adoption of the merger by the stockholders of both MindArrow and Category 5 and the satisfaction or waiver of the other conditions to the merger:

•	Category 5 will merge with and into MindArrow Acquisition Corp., and

•	Category 5 will cease to exist and MindArrow Acquisition Corp. will continue as the surviving corporation and as a wholly owned subsidiary of MindArrow following the merger.

      As a result of the merger, and as of the effective time of the merger, MindArrow Acquisition Corp. will succeed to and assume all of the rights and obligations of Category 5, in accordance with Delaware General Corporation Law.

Completion and Effectiveness of the Merger

      The merger agreement provides that, subject to the requisite approval of the stockholders of both MindArrow and Category 5 and the satisfaction or waiver of other conditions, the merger will be consummated upon the later of (i) the filing of a certificate of merger and any other appropriate documents, in accordance with the relevant provisions of the Delaware General Corporation Law, with the Secretary of State of the State of Delaware and (ii) the filing of articles of merger and any other appropriate documents, in accordance with relevant provisions of the Nevada Revised Statutes, with the Secretary of State of the State of Nevada.

Conversion of Shares of Category 5 Common Stock

      Upon the consummation of the merger:

•	Each share of Category 5 common stock issued and outstanding immediately prior to the merger, other than shares held by Category 5, MindArrow or their subsidiaries, or shares held by stockholders who exercise their appraisal rights, will be converted into and become exchangeable for the right to receive (i) 2.3 shares of MindArrow common stock and (ii) a warrant to purchase 0.5 shares of MindArrow common stock, which shall be exercisable at $0.01 per share and which shall vest upon the achievement by Category 5’s “ePenzio” division of an EBITDA of at least $8.7 Million for the twelve months ended June 30, 2003 (“EBITDA” being defined as net income calculated in accordance with generally accepted accounting principles, plus interest, taxes depreciation and amortization) pursuant to the terms of that certain Master Contingent Warrant Agreement, attached as Exhibit E to the merger agreement. Such “contingent” warrants shall expire twelve months after vesting. In the event of changes in MindArrow common stock prior to the merger, such as stock dividends or stock splits, the exchange ratio will be appropriately adjusted; and

•	Each share of common stock of MindArrow Acquisition Corp. outstanding immediately prior to the merger will be converted into one share of common stock of the surviving corporation.

      No fractional shares of MindArrow common stock will be issued in the merger. A holder of Category 5 common stock who would otherwise be entitled to receive fractional shares of MindArrow common stock as a result of the merger will receive, in lieu of fractional shares, cash in an amount equal to the closing price per share of MindArrow common stock on the date of the merger multiplied by the fraction to which the holder would otherwise be entitled. MindArrow will make available to an exchange agent appointed by MindArrow, from time to time, sufficient cash amounts to satisfy payment for fractional shares and the exchange agent will distribute such proceeds, without interest, to the holders of the fractional interests.

Treatment of Stock Options

      Upon the consummation of the merger, subject to certain conditions and limitations contained in the merger agreement, each outstanding option to purchase shares of Category 5 common stock will by virtue of the merger be assumed by MindArrow and the holders of such assumed options will be entitled to purchase a number of shares of MindArrow common stock equal to the number of shares of Category 5 common stock subject to the original option multiplied by 2.3 (the exchange ratio) and then:

•	In the case of any “incentive stock option” for U.S. federal income tax purposes, truncated to the nearest whole share, and

•	In the case of all other options, rounded up to the nearest whole share.

      The exercise price per share of MindArrow common stock under the assumed option will be equal to the former exercise price per share of Category 5 common stock under the option immediately prior to the merger divided by 2.3 (the exchange ratio), and then;

•	In the case of any “incentive stock option,” rounded up to the nearest penny, and

•	In the case of all other options, truncated to the nearest penny.

      All other terms of the options, including the vesting schedule, will remain unchanged. However, prior to the merger, Category 5 must obtain those waivers and/or consents necessary to ensure that no option which entitles its holder to acquire 15,000 or more shares of Category 5 common stock will become fully vested and exercisable as a result of the consummation of the merger, with the exception of those options granted to the following current or former directors and/or executive officers of Category 5: William C. Gibbs, Shelly Singhal, Edward P. Mooney and Mitchell Edwards.

      The vesting and conversion of any option to purchase shares of Category 5 common stock that is deemed to be an “incentive stock option” may involve further adjustment for the conversion to comply with certain U.S. federal income tax laws. Acceleration of the vesting of the options of Category 5 may in some circumstances cause certain tax implications to the option holder. All other terms of the options, including the vesting schedule, will remain unchanged. Category 5 stockholders are urged to consult with their own tax advisors regarding options to purchase Category 5 stock that they currently hold.

Treatment of Warrants

      Upon the consummation of the merger, each outstanding warrant to purchase shares of Category 5 common stock shall be assumed by MindArrow. The number of shares of MindArrow common stock subject to the Category 5 warrants shall be determined by multiplying the number of shares of Category 5 common stock subject to the warrants by 2.3 (the exchange ratio). The exercise price under the warrants shall be determined by dividing the exercise price per share of the Category 5 common stock warrants by 2.3 (the exchange ratio). All other terms of the Category 5 warrants shall remain unchanged. Upon the exercise of any assumed warrant prior to the expiration date of all contingent warrants described above under the heading “Conversion of Shares of Category 5 Common Stock,” the holder of such assumed warrant shall also receive a contingent warrant to purchase that number of shares of MindArrow common stock that such holder would have received had the holder exercised the assumed warrant immediately prior to the merger. No contingent warrants shall be issued upon the exercise of an assumed warrant after the expiration date of all contingent warrants. Prior to the merger, Category 5 must obtain those waivers and/or consents necessary to ensure that no warrant which entitles its holder to acquire 15,000 or more shares of Category 5 common stock will become fully vested and exercisable as a result of the consummation of the merger, with the exception of those warrants, if any, held by the following current or former directors and/or executive officers of Category 5: William C. Gibbs, Shelly Singhal, Edward P. Mooney and Mitchell Edwards.

Exchange Procedures

      As soon as reasonably practical after the merger, MindArrow’s appointed exchange agent will mail a letter of transmittal and instructions to each record holder of certificates that, immediately prior to the merger, represented outstanding shares of Category 5 common stock that were converted to MindArrow common stock and a warrant to purchase MindArrow common stock in the merger. After receipt of the transmittal form, each holder should surrender his, her or its Category 5 stock certificates to the exchange agent, together with the letter of transmittal duly executed and completed in accordance with the instructions provided by the exchange agent. Upon surrender of the certificates to and acceptance of the certificates by the exchange agent, each holder will be entitled to receive:

•	Certificates of MindArrow common stock evidencing the whole number of shares of MindArrow common stock to which the holder is entitled;

•	A certificate representing the contingent warrant to purchase that number of shares of MindArrow common stock which the holder is entitled to purchase; and

•	A check in the amount equal to any cash that the holder has the right to receive pursuant to the merger agreement, including cash in lieu of any dividends and other distributions with respect to the shares represented by the MindArrow stock certificates and cash in lieu of fractional shares. No interest will be paid on any merger consideration.

      If any shares of MindArrow common stock are to be issued in a name other than that in which the certificate(s) representing Category 5 common stock surrendered in exchange for shares of MindArrow common stock is registered, the certificates surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting the exchange must provide to the appointed exchange agent proper evidence that any applicable stock transfer taxes have been paid or are not applicable.

      No holder of a certificate(s) will be entitled to receive any dividend or other distribution from MindArrow until the holder surrenders his, her or its Category 5 stock certificate(s) for a certificate representing shares of MindArrow common stock and a certificate representing the contingent warrant to purchase MindArrow common stock. Upon surrender, the holder will receive the amount of any dividends or other distributions that, after the consummation of the merger, became payable with respect to the number of whole shares of MindArrow common stock into which the shares of Category 5 common stock were converted. No interest will be paid on any dividends or other distributions.

      Any portion of the merger consideration, including any certificates of MindArrow common stock, any certificates representing the contingent warrant to purchase MindArrow common stock, any dividends or distributions, or any cash owed in lieu of fractional shares of MindArrow common stock, that has not been distributed to the holders of Category 5 common stock within 12 months after the merger will be delivered to the surviving corporation. At the end of that 12 month period, any holders who have not surrendered their certificates in accordance with the relevant provisions of the merger agreement may look only to the surviving corporation and MindArrow for payment of their claims for any merger consideration and any dividends or distributions with respect to the shares of MindArrow common stock to which they are entitled.

      None of MindArrow, MindArrow Acquisition Corp., Category 5 or MindArrow’s appointed exchange agent, or any of their respective directors, officers, employees or agents, will be liable in respect of any merger consideration delivered to a public official under applicable abandoned property, escheat or similar law.

      CATEGORY 5 STOCKHOLDERS SHOULD NOT SEND THEIR CATEGORY 5 STOCK CERTIFICATES TO MINDARROW OR CATEGORY 5 AT THIS TIME. CATEGORY 5 STOCK CERTIFICATES WILL ONLY BE EXCHANGED FOR CERTIFICATES REPRESENTING SHARES OF MINDARROW COMMON STOCK AND A CONTINGENT WARRANT TO PURCHASE MINDARROW COMMON STOCK FOLLOWING THE CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH CATEGORY 5 OR MINDARROW’S APPOINTED EXCHANGE AGENT WILL SEND TO CATEGORY 5 STOCKHOLDERS AFTER THE MERGER.

Directors and Officers

      The board of directors of MindArrow Acquisition Corp., the surviving corporation after the merger, will consist of Paul Anderson, currently a director and executive officer of Category 5, and Robert I. Webber, currently a director and executive officer of MindArrow. The officers of the surviving corporation after the merger will be Mr. Anderson and Mr. Webber who will serve in those positions selected by the surviving corporation’s board of directors immediately following the merger.

      Each director and officer of the surviving corporation will hold office from the effective time of the merger until his or her respective successor is duly elected or appointed and qualified in the manner provided in the charter or bylaws of the surviving corporation, or as otherwise provided by the Delaware General Corporation Law.

Certificate of Incorporation and Bylaws

      The certificate of incorporation of MindArrow Acquisition Corp. in effect immediately prior to the merger will be the certificate of incorporation of the surviving corporation, until it is amended in accordance with its terms or as provided by the Delaware General Corporation Law. Immediately following the merger, the certificate of incorporation of the surviving corporation will be amended to provide that the name of the surviving corporation will be “Category 5 Technologies, Inc.” The bylaws of MindArrow Acquisition Corp. in effect immediately prior to the merger will be the bylaws of the surviving corporation until they are amended in accordance with their terms or as provided by the Delaware General Corporation Law.

Representations and Warranties

      The merger agreement contains various customary representations and warranties of Category 5 relating to, among other things:

•	The organization, standing under applicable law and similar corporate matters of Category 5 and its subsidiaries;

•	The capital structure of Category 5 and its subsidiaries;

•	Authorization, execution, delivery, performance and enforceability of the merger agreement;

•	Completeness and accuracy of documents filed by Category 5 with the Securities and Exchange Commission, including its financial statements;

•	The absence of undisclosed liabilities of Category 5 and each of its subsidiaries;

•	The absence of material changes or events relating to Category 5 and its subsidiaries;

•	The accuracy of information supplied by Category 5 in connection with this joint proxy statement/ prospectus and the registration statement of which it is a part;

•	Regulatory consents or approvals required in connection with the merger;

•	The absence of any material violation of the charter or bylaws of Category 5 and its subsidiaries, any material agreement to which Category 5 or any of its subsidiaries is a party or any applicable law, rule or regulation entered by a governmental entity, which violation would prevent or materially delay the performance of the merger agreement by Category 5 or would reasonably be expected to have a Material Adverse Effect (as such term is defined further below) on Category 5 or its subsidiaries, taken as a whole;

•	Real property owned or leased by Category 5 or its subsidiaries;

•	The absence of any pending or threatened litigation against Category 5 or any of its subsidiaries or against an officer, director or employee of Category 5 or its subsidiaries which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole or which may give rise to a claim for indemnification;

•	Possession of and compliance with required governmental and regulatory permits and licenses;

•	Employee arrangements and benefit plans;

•	Labor matters;

•	Environmental matters;

•	Tax matters;

•	The absence of unlawful payments, contributions, gifts or expenditure made or received by Category 5, its subsidiaries, or any director, officer or employee of Category 5 or any of its subsidiaries;

•	Material contracts;

•	Subsidies between or among Category 5 or any of its subsidiaries and any governmental entity or other person;

•	Intellectual property owned, controlled, licensed or used by Category 5 or its subsidiaries;

•	Receipt by Category 5 of an opinion from SBI USA, LLC, its financial advisor;

•	The absence of any broker’s, finder’s or investment banker’s fees owed in connection with the merger, except for that of SBI USA, LLC; and

•	Exemption of the merger agreement from the Nevada takeover statutes.

      The merger agreement also contains various representations and warranties of MindArrow and MindArrow Acquisition Corp. relating to, among other things:

•	The organization, standing under applicable law and similar corporate matters of MindArrow and its subsidiaries;

•	The capital structure of MindArrow and its subsidiaries;

•	Authorization, execution, delivery, performance and enforceability of the merger agreement;

•	Completeness and accuracy of documents filed by MindArrow with the Securities and Exchange Commission, including its financial statements;

•	The absence of undisclosed liabilities of MindArrow and each of its subsidiaries;

•	The absence of material changes or events relating to MindArrow and its subsidiaries;

•	The accuracy of information supplied by MindArrow and MindArrow Acquisition Corp. in connection with this joint proxy statement/ prospectus and the registration statement of which it is a part;

•	Regulatory consents or approvals required in connection with the merger;

•	The absence of any material violation of the charter or bylaws of MindArrow and its subsidiaries, any material agreement to which MindArrow or any of its subsidiaries is a party or any applicable law, rule or regulation entered by a governmental entity, which violation would prevent or materially delay the performance of the merger agreement by MindArrow or would reasonably be expected to have a Material Adverse Effect on MindArrow or its subsidiaries, taken as a whole;

•	Real property owned or leased by MindArrow or its subsidiaries;

•	The absence of any pending or threatened litigation against MindArrow or any of its subsidiaries or against any officer, director or employee of MindArrow which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole or which may give rise to a claim for indemnification;

•	Possession and compliance with required governmental and regulatory permits and licenses;

•	Employee arrangements and benefit plans;

•	Labor matters;

•	Environmental matters;

•	Tax matters;

•	The absence of unlawful payments, contributions, gifts or expenditures made or received by MindArrow, its subsidiaries, or any director, officer or employee of MindArrow or any of its subsidiaries;

•	Material contracts;

•	Subsidies between or among MindArrow and any of its subsidiaries and any governmental entity or other person;

•	Intellectual property owned, licensed or used by MindArrow or its subsidiaries;

•	Receipt by MindArrow of an opinion from L.H. Friend, Weinress, Frankson & Presson, LLC, its financial advisor;

•	The absence of any liability or obligation or engagement in any business activity by MindArrow Acquisition Corp., except in connection with the merger agreement;

•	The absence of any broker’s, finder’s or investment banker’s fees owed in connection with the merger, except for that of L.H. Friend; and

•	Exemption of the merger agreement from the Delaware takeover statutes.

Conduct of Business Before Completion of the Merger

      Category 5 has agreed that from the date of the merger agreement until the merger is consummated, neither Category 5 nor its subsidiaries will take certain actions unless approved by MindArrow, unless otherwise provided in the merger agreement, or unless disclosed by Category 5 in its disclosure schedules to the merger agreement, including:

•	Amend their charter or bylaws;

•	Authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents except for grants of stock options to new officers, employees or agents hired in the ordinary and usual course of business consistent with past practice or the issuance of Category 5 common stock pursuant to outstanding stock options;

•	Split, combine or reclassify any shares of their capital stock;

•	Declare, set aside or pay any dividend or other distribution in respect of their capital stock;

•	Make any other actual, constructive or deemed distribution in respect of any shares of their capital stock or otherwise make payments to stockholders in their capacity as stockholders;

•	Redeem, repurchase or otherwise acquire any of their securities or any securities of any of their subsidiaries;

•	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Category 5 or any of its subsidiaries;

•	Alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Category 5;

•	Incur or assume any long-term or short-term debt or issue any debt securities except in the ordinary and usual course of business consistent with past practice or in connection with any permitted acquisition or capital expenditures;

•	Assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice or with respect to obligations of a wholly-owned subsidiary of Category 5;

•	Make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with a permitted acquisition, to the wholly owned subsidiaries of Category 5, customary loans or advances to employees in the ordinary and usual course of business consistent with past practice or extensions of credit to customers in the ordinary and usual course of business consistent with past practice;

•	Pledge or otherwise encumber shares of capital stock of Category 5 or its subsidiaries;

•	Mortgage or pledge any of its material tangible or intangible assets or create or suffer to exist any lien or security interest upon those assets other than in the ordinary and usual course of business consistent with past practice;

•	Increase in any manner the compensation or fringe benefits of any director, officer or employee except in the ordinary and usual course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date of the merger agreement, including the granting of any completion bonuses or change of control payments in respect of the merger;

•	Except in the ordinary and usual course of business consistent with past practice, promote or change the classification or status of or hire any employee or individual;

•	Make any contributions or other deposits to any trust that is not qualified under Section 501(a) of the Internal Revenue Code;

•	Acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to Category 5 and its subsidiaries taken as a whole, other than extensions or renewals in the ordinary and usual course of business consistent with past practice;

•	Except as may be required as a result of a change in law or in generally accepted accounting principles, materially change any of their accounting principles or practices;

•	Revalue in any material respect any of their assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by generally accepted accounting principles;

•	Acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization or division of them or any equity interest in them;

•	Enter into any material contract or agreement, other than in the ordinary and usual course of business consistent with past practice, or amend in any material respect any material contracts or agreements;

•	Authorize any new capital expenditure or expenditures which are not provided for in Category 5’s current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000;

•	Enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the merger agreement;

•	Make or revoke any material tax election, or settle or compromise any material tax liability, or change, or make a request to any taxing authority to change, any aspect of Category 5’s or any of its subsidiaries’ method of accounting for tax purposes;

•	Pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against, in the consolidated financial statements of Category 5 and its subsidiaries or incurred since the date of those financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Category 5 or any of its subsidiaries is a party;

•	Settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

•	Enter into any agreement or arrangement that limits or otherwise restricts Category 5 or any of its subsidiaries or any of their successors or that could, after the merger, limit or restrict the surviving corporation and its affiliates, including MindArrow or any of its successors, from engaging or competing in any line of business or in any geographic area;

•	Fail to comply in any material respect with any law applicable to Category 5, its subsidiaries or their respective assets;

•	Enter into any direct or indirect arrangements for financial subsidies from governmental entities;

•	Adopt, enter into, amend, alter or terminate, partially or completely, any of Category 5’s benefit plans or employee arrangements except as contemplated by the merger agreement or to the extent required by applicable law;

•	Enter into any contract with an officer, director, employee, agent, or other similar representative of Category 5 or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than 60 calendar days’ notice;

•	With certain exceptions set forth in the merger agreement, take, propose to take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of Category 5 contained in the merger agreement materially untrue, incomplete or incorrect; or

•	With certain exceptions set forth in the merger agreement, take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of Category 5 or MindArrow to consummate the transactions contemplated by the merger agreement.

      MindArrow has agreed that, from the date of the merger agreement until the merger is consummated, neither MindArrow nor its subsidiaries will take certain actions unless approved by Category 5, unless otherwise provided in the merger agreement, or unless disclosed by MindArrow in its disclosure schedules to the merger agreement, including:

•	Amend their charter or bylaws;

•	Authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents except for grants of stock options to new officers, employees or agents hired in the ordinary and usual course of business consistent with past practice or the issuance of MindArrow common stock pursuant to outstanding stock options;

•	Split, combine or reclassify any shares of their capital stock;

•	Declare, set aside or pay any dividend or other distribution in respect of their capital stock;

•	Make any other actual, constructive or deemed distribution in respect of any shares of their capital stock or otherwise make payments to stockholders in their capacity as stockholders;

•	Redeem, repurchase or otherwise acquire any of their securities or any securities of any of their subsidiaries;

•	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MindArrow or any of its subsidiaries;

•	Alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of MindArrow;

•	Incur or assume any long-term or short-term debt or issue any debt securities except in the ordinary and usual course of business consistent with past practice or in connection with any permitted acquisition or capital expenditures;

•	Assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person except in the usual and ordinary course of business consistent with pact practice or with respect to obligations of a wholly-owned subsidiary;

•	Make any loans, advances or capital contributions to, or investments in, any other person, other than in connection with a permitted acquisition, to the wholly owned subsidiaries of MindArrow, customary loans or advances to employees of MindArrow in the ordinary and usual course of business consistent with past practice or extensions of credit to customers in the ordinary and usual course of business consistent with past practice;

•	Pledge or otherwise encumber shares of capital stock of MindArrow or its subsidiaries;

•	Mortgage or pledge any of its material tangible or intangible assets or create or suffer to exist any lien or security interest upon those assets other than in the ordinary and usual course of business consistent with past practice;

•	Increase in any manner the compensation or fringe benefits of any director, officer or employee except in the ordinary and usual course of business consistent with past practice or pay any benefit not required by any plan and arrangement as in effect as of the date of the merger agreement, including the granting of any completion bonuses or change of control payments in respect of the merger;

•	Except in the ordinary and usual course of business consistent with past practice, promote or change the classification or status of or hire any employee or individual;

•	Make any contributions or other deposits to any trust that is not qualified under Section 501(a) of the Internal Revenue Code;

•	Acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to MindArrow and its subsidiaries taken as a whole, other than extensions or renewals in the ordinary and usual course of business consistent with past practice;

•	Except as may be required as a result of a change in law or in generally accepted accounting principles, materially change any of their accounting principles or practices;

•	Revalue in any material respect any of their assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by generally accepted accounting principles;

•	Acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization or division of them or any equity interest in them;

•	Enter into any material contract or agreement, other than in the ordinary and usual course of business consistent with past practice, or amend in any material respect any material contracts or agreements;

•	Authorize any new capital expenditure or expenditures which are not provided for in MindArrow’s current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000;

•	Enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the merger agreement;

•	Make or revoke any material tax election, or settle or compromise any material tax liability, or change, or make a request to any taxing authority to change, any aspect of MindArrow’s or any of its subsidiaries’ method of accounting for tax purposes;

•	Pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against, in the consolidated financial statements of MindArrow and its subsidiaries or incurred since the date of those financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which MindArrow or any of its subsidiaries is a party;

•	Settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the merger agreement;

•	Enter into any agreement or arrangement that limits or otherwise restricts MindArrow or any of its subsidiaries or any of their successors or that could, after the merger, limit or restrict the surviving corporation and its affiliates, including MindArrow or any of its successors, from engaging or competing in any line of business or in any geographic area;

•	Fail to comply in any material respect with any law applicable to MindArrow, its subsidiaries or their respective assets;

•	Enter into any direct or indirect arrangements for financial subsidies from governmental entities;

•	Adopt, enter into, amend, alter or terminate, partially or completely, any of MindArrow’s benefit plans or employee arrangements except as contemplated by the merger agreement or to the extent required by applicable law;

•	Enter into any contract with an officer, director, employee, agent, or other similar representative of MindArrow or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than 60 calendar days’ notice;

•	With certain exceptions set forth in the merger agreement, take, propose to take, or agree to take, any of the foregoing actions or any action which would make any of the representations or warranties of MindArrow contained in the merger agreement materially untrue, incomplete or incorrect; or

•	With certain exceptions set forth in the merger agreement, take any action that would reasonably be expected to impair or delay the ability of Category 5 or MindArrow to consummate the transactions contemplated by the merger agreement.

Conditions to the Completion of the Merger

      The respective obligations of MindArrow, Category 5 and MindArrow Acquisition Corp. to consummate the merger are subject to the satisfaction or waiver of certain conditions, including that:

•	The stockholders of MindArrow and Category 5 have approved the merger;

•	There is no law of any governmental entity of injunction issued by a court of competent jurisdiction in effect restraining, enjoining or otherwise preventing consummation of the merger and no governmental entity shall have instituted any proceeding which continues to be pending seeking any such law;

•	There is no pending or threatened litigation regarding the merger agreement or the transactions contemplated thereby; and

•	The Securities and Exchange Commission has declared the registration statement, of which this joint proxy statement/ prospectus is a part, effective and the registration statement is still effective at the time of the merger, with no stop order suspending its effectiveness having been issued and no action, suit, proceeding or investigation by the Securities and Exchange Commission or any state securities administrator to suspend its effectiveness having been initiated and which is continuing.

      The obligations of MindArrow and MindArrow Acquisition Corp. to consummate the merger are further subject to satisfaction or waiver of the following conditions:

•	The representations and warranties of Category 5 contained in the merger agreement shall have been true upon execution of the merger agreement and on and as of the date of the merger as though made on and as of that date, except where the failure to be true, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole;

•	Category 5 has performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger;

•	Category 5 has delivered to MindArrow a certificate, dated the date of the merger, signed by the President or any Vice President of Category 5, certifying as to the fulfillment of the conditions specified in the preceding two bullets;

•	MindArrow has received an opinion of its counsel, Morrison & Foerster LLP, dated the date of the merger to the effect that:

(1) The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

(2) Each of MindArrow, MindArrow Acquisition Corp. and Category 5 will be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	All authorizations, consents or approvals of any governmental entity, required in connection with the execution and delivery of the merger agreement and the performance of the obligations under the merger agreement have been obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole, or if such effect were applied to MindArrow Acquisition Corp. and its subsidiaries would not reasonably be expected to have a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole, except for any authorizations, consents or approvals, the failure of which to have been obtained would not reasonably be expected to have a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole, or if such effect were applied to MindArrow Acquisition Corp. and its subsidiaries, would not reasonably be expected to have a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole;

•	All authorizations, consents or approvals of any third parties (other than those specified in the preceding paragraph) and identified in Category 5’s disclosure schedule to the merger agreement, as required for Category 5 to consummate the merger and other transactions contemplated by the merger agreement, shall have been obtained, except for those authorizations, consents and approvals, the failure of which to obtain is not reasonably expected to have a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole, or, were such effect applied to MindArrow Acquisition Corp and its subsidiaries, would not be reasonably expected to have a Material Adverse Effect on MindArrow and its subsidiaries;

•	Holders of no more than 5% of the outstanding shares of Category 5 common stock shall have elected appraisal rights under the Nevada Revised Statutes;

•	MindArrow shall have received an opinion from Category 5’s legal counsel, Snell & Wilmer, L.L.P., dated the date of the merger, regarding the due authorization of the execution and performance of the merger agreement and the merger by Category 5, the enforceability of the merger agreement and merger, and the lack of conflict with Category 5’s articles of incorporation and bylaws; and

•	Category 5 shall have obtained all consents and waivers necessary, and shall have taken such other actions as may be reasonably determined by MindArrow to be necessary, to ensure that no outstanding option or warrant issued by Category 5 which entitles the holder to purchase at least 15,000 shares of

Category 5 common stock will become fully vested and exercisable as a result of the merger, and that no payments shall accrue or become due and payable as a result of the merger, pursuant to certain employment agreements to which Category 5 is a party, with the exception of those options granted to, and Category 5 employment agreements with, the following current or former directors and/or executive officers of Category 5: William C. Gibbs, Shelly Singhal, Edward P. Mooney and Mitchell Edwards.

      The obligations of Category 5 to consummate the merger are further subject to satisfaction or waiver of the following conditions:

•	The representations and warranties of MindArrow and MindArrow Acquisition Corp. contained in the merger agreement shall have been true upon execution of the merger agreement and on and as of the date of the merger as though made on and as of that date, except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have, a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole;

•	MindArrow has performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the merger;

•	MindArrow has delivered to Category 5 a certificate, dated the date of the merger, signed by the President or any Vice President of MindArrow, certifying as to the fulfillment of the conditions specified in the preceding two bullets;

•	Category 5 has received an opinion of its counsel, Snell & Wilmer L.L.P., dated the date of the merger, to the effect that:

(1) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

(2) each of MindArrow, MindArrow Acquisition Corp. and Category 5 will be a party to the reorganization within the meaning of Section 368(b) of the Code;

•	All authorizations, consents or approvals of any governmental entity, required in connection with the execution and delivery of the merger agreement and the performance of the obligations under the merger agreement have been obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole, or if such effect were applied to MindArrow and its subsidiaries giving effect to the merger, would not reasonably be expected to have a Material Adverse Effect on MindArrow and its subsidiaries (including the corporation surviving the merger) taken as a whole, except for any authorizations, consents or approvals, the failure of which to have been obtained would not reasonably be expected to have a Material Adverse Effect on Category 5 and its subsidiaries taken as a whole, or if such effect were applied to MindArrow and its subsidiaries, giving effect to the merger, would not reasonably be expected to have a Material Adverse Effect on MindArrow and its subsidiaries (including the corporation surviving the merger) taken as a whole;

•	All authorizations, consents or approvals of any third parties (other than those specified in the preceding paragraph) identified in MindArrow’s disclosure schedule to the merger agreement, required for MindArrow to consummate the merger and other transactions contemplated by the merger agreement, shall have been obtained, except for those authorizations, consents and approvals, the failure of which to obtain is not reasonably expected to have a Material Adverse Effect on MindArrow and its subsidiaries taken as a whole, or, were such effect applied to MindArrow giving effect to the merger, would not reasonably be expected to have a Material Adverse Effect on MindArrow and its subsidiaries (including the corporation surviving the merger) taken as a whole;

•	Category 5 shall have received an opinion from MindArrow’s legal counsel, Morrison & Foerster LLP, dated the date of the merger regarding the due authorization of the execution and performance of the merger agreement and the merger by MindArrow, the enforceability of the merger agreement and the lack of conflict with MindArrow’s certificate of incorporation and bylaws;

•	MindArrow will have a minimum of one million five hundred thousand dollars ($1,500,000) in cash on hand;

•	MindArrow will have executed and/or assumed employment agreements with certain Category 5 executive officers and other employees;

•	MindArrow shall have taken all action necessary to constitute and/or elect as directors of MindArrow the following individuals: Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber;

•	MindArrow’s stockholders will have approved the proposal herein authorizing the MindArrow board of directors to (i) effectuate a reverse split of the MindArrow outstanding common stock by a ratio of up to 1 for 10, or (ii) to abandon the reverse split at the discretion of the MindArrow board of directors; and

•	MindArrow and every other party thereto shall have terminated certain stockholder rights agreements to which MindArrow is a party, and MindArrow shall have obtained the consents and waivers necessary, and shall have taken such other actions as may be reasonably determined by Category 5 to be necessary, to ensure that (i) no outstanding option or warrant issued by MindArrow which entitles the holder to purchase at least 15,000 shares of MindArrow common stock will become fully vested and exercisable as a result of the merger, and that no payment shall accrue or become due and payable as a result of the merger, pursuant to certain employment agreements to which MindArrow is a party, (ii) no rights to receive payments under a certain promissory note issued by MindArrow shall accrue or accelerate, and (iii) no rights to anti-dilution protection under a certain warrant to purchase MindArrow common stock shall be triggered, as a result of consummation of the merger.

      “Material Adverse Effect” is defined as, with respect to any party, any material adverse effect on:

•	The assets, properties, financial condition or results of operations of that party and its subsidiaries taken as a whole, other than any change, circumstance, effect or development:

(1) Relating to the Internet-based software and services industry or economy in general, except where such change, circumstance, effect or development in the Internet-based software and services industry or economy in general occurs in the location in which that party operates or owns assets and materially and disproportionately impacts that party;

(2) Arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the announcement of the merger agreement and the transactions contemplated by the merger agreement, including loss of customers, suppliers or employees or the delay or cancellation of orders for products; or

(3) Any stockholder litigation or litigation by any governmental entity, in each case brought or threatened against the party or against any member of its board of directors in respect of the merger agreement or the transactions contemplated by the merger agreement;

provided that any change in the market price or trading volume of Category 5 common stock or MindArrow common stock shall not, in and of itself, constitute a Material Adverse Effect.

•	The ability of that entity to consummate the transactions contemplated by the merger agreement.

Additional Covenants of MindArrow and Category 5

      Each of MindArrow, MindArrow Acquisition Corp. and Category 5 also agreed, among other things and subject to various conditions and exceptions, that:

•	MindArrow and Category 5 will have jointly prepared and (a) filed this joint proxy statement/prospectus in connection with the vote of the stockholders of MindArrow and Category 5 in respect of the merger and related matters, and in connection with the vote of the MindArrow stockholders in respect of the issuance of the shares of MindArrow common stock and warrants in connection with the merger, and (b) MindArrow will file with the Securities and Exchange Commission a registration statement, of which this joint proxy statement/prospectus is a part, in connection with the registration under the Securities Act of the shares of MindArrow common stock, the contingent warrants to purchase MindArrow common stock and the shares of MindArrow common stock underlying the contingent warrants to be issued by MindArrow in connection with the merger;

•	Each of MindArrow and Category 5 will use commercially reasonable efforts to deliver to the other party an independent auditors’ letter dated as of the effective date of the registration statement of which this joint proxy statement/prospectus is a part, customary in scope and substance for letters delivered by independent public accountants in connection with such registration statements;

•	Category 5 will:

(1) Hold a special meeting of its stockholders as soon as practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of voting on the approval and adoption of the merger agreement, the merger and related matters; and

(2) Solicit proxies from its stockholders to obtain the requisite vote for that approval;

•	MindArrow will:

(1) Hold a special meeting of its stockholders as soon as practicable after the effective date of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of:

(a) Voting on the approval and adoption of the merger agreement, the merger, and the issuance of MindArrow common stock and warrants in connection with the merger; and

(b) Approving the proposal herein authorizing the MindArrow board of directors to effectuate a reverse split of the outstanding shares of MindArrow common stock.

(2) Solicit proxies from its stockholders to obtain the requisite vote in items (a) and (b) above;

•	The Category 5 board of directors will recommend approval and adoption of the merger agreement and the merger by Category 5 stockholders and, except as expressly permitted in the merger agreement, will not withdraw, amend or modify in a manner adverse to MindArrow such recommendation, or announce publicly its intention to do so;

•	The MindArrow board of directors will recommend approval and adoption of the merger agreement and the merger by MindArrow stockholders and, except as expressly permitted in the merger agreement, will not withdraw, amend or modify in a manner adverse to Category 5 such recommendation, or announce publicly its intention to do so;

•	Each party will use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws, including antitrust laws, to consummate the merger;

•	Category 5 will inform MindArrow of any litigation brought against Category 5 or its directors relating to the merger and will consult with and obtain MindArrow’s prior written consent before entering into any settlement or compromise of any such litigation;

•	MindArrow will inform Category 5 of any litigation brought against MindArrow or its directors relating to the merger and will consult with and obtain Category 5’s prior written consent before entering into any settlement or compromise of any such litigation;

•	Each party will consult with each of the others before issuing any press release or otherwise making any public statements in respect of the merger;

•	MindArrow Acquisition Corp., as the corporation surviving the merger, has agreed, and MindArrow has agreed to cause the surviving corporation, to indemnify current and former officers, directors and employees of Category 5 and its subsidiaries against all losses, expenses, claims, damages, costs or liabilities or amounts that are paid in settlement, in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions occurring at or prior to the effective time of the merger that are in whole or in part based on, or arising out of the fact that such person is or was an officer, director or employee of Category 5, in the same manner and on the same terms and conditions as MindArrow is currently obligated to indemnify each of its directors, officers or employees, and for a period of three years following the merger either MindArrow Acquisition Corp. or MindArrow will maintain directors’ and officers’ liability insurance for the benefit of such current and former officers, directors and employees of Category 5 that is the same as, or substantially similar to, directors’ and officers’ liability insurance maintained by MindArrow for the benefit of its directors and officers;

•	Each party will give prompt notice to each of the others of the occurrence of particular events that would cause the conditions to the completion of the merger described elsewhere in this joint proxy statement/prospectus to fail to be satisfied;

•	Each party will, and will cause its respective subsidiaries to, use commercially reasonable efforts to cause the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	MindArrow shall assume all options issued by Category 5 and outstanding just prior to the merger;

•	At the time of the merger, employees of Category 5 and its domestic subsidiaries shall become employees of MindArrow Acquisition Corp., and employees of Category 5’s foreign subsidiaries shall remain employees of such subsidiaries;

•	As soon as administratively convenient following the merger, all former Category 5 employees and those of its subsidiaries will be eligible to participate in MindArrow’s employee benefit plans and, until such time, the corporation surviving the merger shall honor the obligations of Category 5 and its subsidiaries pursuant to Category 5’s and its subsidiaries’ existing employee benefit plans;

•	At the time of the merger, MindArrow shall enter into or assume employment agreements with certain executive officers and other employees of Category 5 and its subsidiaries;

•	Category 5 will, at MindArrow’s request, terminate the Category 5 401(k) plan and 100% vesting of participants’ accounts in the plan as of the date Category 5 employees become eligible to participate in MindArrow’s employee benefit plans and also seek a determination letter of termination from the IRS regarding the qualified status of such 401(k) plan;

•	Whether or not the merger is completed, each party agrees to bear its own expenses in connection with the merger, provided that:

(1) Each party will share equally in any expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus; and

(2) Each party may be responsible for the payment of termination fees;

•	MindArrow will take all action necessary to cause MindArrow Acquisition Corp. to perform its obligations under the merger agreement and to consummate the merger on the terms and conditions set forth in the merger agreement;

•	MindArrow shall increase the maximum size of its board of directors from seven members to nine members prior to the closing;

•	The MindArrow board of directors at the closing shall consist of Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber;

•	As soon as reasonably practicable following the merger, MindArrow shall register on a Form S-8 for public resale, and with all states as required by applicable state “blue sky” laws, all shares of MindArrow common stock underlying each option issued by Category 5 and assumed by MindArrow pursuant to the merger;

•	MindArrow stockholders shall have approved the proposal authorizing the MindArrow board of directors to (i) effectuate a reverse split of the outstanding shares of MindArrow common stock by a ratio of up to 1 for 10 (with the MindArrow board of directors to determine the actual ratio as needed to comply with the minimum continuing listing standards of the Nasdaq SmallCap Market), or (ii) to abandon the reverse split at the discretion of the MindArrow board of directors;

•	On or before the date of the merger, MindArrow will have obtained customary director and officer insurance providing claims coverage of a minimum of $2,000,000 per claim;

•	Category 5 shall have obtained all consents and waivers necessary, and shall have taken such other actions as may be reasonably determined by MindArrow to be necessary, to ensure that (i) no outstanding option or warrant issued by Category 5 which entitles the holder to purchase at least 15,000 shares of Category 5 common stock will become fully vested and exercisable as a result of the merger and (ii) no payments shall accrue or become due and payable as a result of the merger, pursuant to certain employment agreements to which Category 5 is a party, with certain exceptions set forth in the merger agreement and described elsewhere in this joint proxy statement/prospectus;

•	MindArrow and every other party thereto shall have terminated all stockholder rights agreements to which MindArrow is a party (with the exception of its agreement with East-West Capital Associates, Inc. dated June 12, 2002), and MindArrow shall have obtained the consents and/or waivers necessary to ensure that (i) no outstanding option or warrant issued by MindArrow which entitle the holder to purchase at least 15,000 shares of MindArrow common stock will become fully vested and exercisable as a result of the merger and that no payment shall accrue or become due and payable as a result of the merger, pursuant to certain employment agreements to which MindArrow is a party, (ii) no rights to receive payments under a certain promissory note issued by MindArrow shall accrue or accelerate, and (iii) no rights to anti-dilution protection under a certain warrant to purchase MindArrow common stock shall be triggered, as a result of consummation of the merger;

•	If any state takeover statute becomes applicable to the merger, each of MindArrow and Category 5 will take all actions necessary so that the merger may be consummated as promptly as practicable and will otherwise act to eliminate or minimize the effects of any state takeover statute on the merger;

•	Category 5 shall deliver to MindArrow a voting agreement executed by certain stockholders holding an aggregate of at least 50% of the outstanding Category 5 common stock, pursuant to which such stockholders shall agree to vote their Category 5 stock in favor of the merger agreement and the merger;

•	MindArrow shall receive a voting agreement executed by certain stockholders of MindArrow holding an aggregate of at least 50% of the outstanding MindArrow common stock, pursuant to which such stockholders shall agree to vote their MindArrow stock in favor of the merger, issuance of shares of MindArrow common stock and warrants in connection with the merger, and in favor of the reverse stock split;

•	Category 5 will provide, and will cause its respective subsidiaries to provide, MindArrow and MindArrow Acquisition Corp. and their authorized representatives reasonable access to all employees,

plants, offices, warehouses and other facilities and to all books and records of Category 5 and its subsidiaries; and

•	MindArrow will provide, and will cause its respective subsidiaries to provide, Category 5 and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of MindArrow and its subsidiaries.

      Each of MindArrow and Category 5 has also further agreed not to, not to permit its subsidiaries to, nor to authorize or permit any officer, director, employee, investment banker, attorney, accountant or other advisor or representative of MindArrow or Category 5, as applicable, or of any of its subsidiaries to, directly or indirectly:

(1) Solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below); or

(2) Participate in any discussions or negotiations regarding, or furnish to any person any non-public information in respect of, or knowingly take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

      However, in response to an unsolicited Acquisition Proposal, the board of directors of MindArrow or Category 5, as appropriate, may take any of the actions described in (2) above with respect to any person that makes an unsolicited bona fide Acquisition Proposal if, and only to the extent that:

(1) The special meeting of MindArrow or Category 5 stockholders, as appropriate, to approve the merger has not occurred;

(2) The MindArrow or Category 5 board of directors, as appropriate, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to its stockholders under applicable law;

(3) The MindArrow or Category 5 board of directors, as appropriate, determines in good faith that the Acquisition Proposal is reasonably likely to lead to a transaction that, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and believes in good faith, after consultation with its financial advisor, based on the information available to such board at the time, that the Acquisition Proposal would, if consummated, result in a transaction more favorable to MindArrow’s or Category 5’s stockholders, as appropriate, than the merger (any such Acquisition Proposal that the board of directors has determined to be more favorable to stockholders than the merger is referred to as a “Superior Proposal”); and

(4) Prior to taking action, MindArrow or Category 5, as appropriate:

(a) provides reasonable notice to the other party that it is taking action; and

(b) receives from the person making the Acquisition Proposal an executed confidentiality/ standstill agreement in reasonably customary form and containing terms at least as stringent as those contained in the confidentiality agreement entered into between MindArrow and Category 5 in connection with the merger.

      MindArrow or Category 5, as appropriate, will notify the other party of its receipt of any Acquisition Proposal as promptly as practicable. Each of MindArrow and Category 5 has also agreed to terminate any existing activities, discussions or negotiations with any parties conducted before the date of the merger agreement in respect of any possible Acquisition Proposal.

      Subject to certain exceptions, neither MindArrow’s nor Category 5’s board of directors will withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation of the merger unless the MindArrow or Category 5 board of directors, as appropriate, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to its company’s stockholders under applicable law. Neither the MindArrow nor the Category 5 board of directors may approve or recommend, and in connection with that approval or recommendation withdraw or modify its approval or recommendation of the merger, an Acquisition Proposal unless it is a Superior Proposal and the board of directors has:

(1) First consulted with outside legal counsel and determined that the failure to take such action would be inconsistent with its fiduciary duties to its company’s stockholders under applicable law; and

(2) Notified the other party of the Acquisition Proposal and provided the other party with the opportunity to make adjustments to the merger agreement which would enable MindArrow and Category 5 to consummate the merger, as more specifically provided in the merger agreement.

      “Acquisition Proposal” means any inquiry, offer or proposal regarding any of the following, other than the transactions contemplated by the merger agreement, involving either MindArrow or Category 5 or any of their respective subsidiaries:

•	Any merger, consolidation, share exchange, recapitalization, business combination, asset sale or other similar transaction;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of either MindArrow or Category 5 and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

•	Any tender offer or exchange offer for 20% or more of the outstanding capital stock of MindArrow or Category 5 or the filing of a registration statement under the Securities Act in connection with any such tender or exchange offer; or

•	Any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Termination of the Merger Agreement

Termination by either Category 5 or MindArrow

      The merger agreement may be terminated, and the merger abandoned by action of the MindArrow and Category 5 boards of directors, at any time prior to the merger, by mutual written consent of MindArrow and Category 5, whether before or after approval of the merger by the MindArrow and Category 5 stockholders. The merger agreement may also be terminated by either the Category 5 or MindArrow board of directors if:

•	The merger is not consummated by October 31, 2002; except that either Category 5 or MindArrow may extend the termination date by written notice to the other if it reasonably determines in good faith that additional time is necessary in connection with obtaining any required governmental consent or approval, provided that the termination date may not be extended beyond November 30, 2002;

•	The required approval of the stockholders of either Category 5 or MindArrow of the merger and the merger agreement has not been obtained at the special meeting of MindArrow or Category 5, as appropriate, or any adjournment or postponement of the special meeting;

•	The required approval of the MindArrow stockholders of the remaining proposals set forth in this joint proxy statement/ prospectus has not been obtained at the special meeting of MindArrow or any adjournment or postponement of the special meeting;

•	Any law, injunction, order or other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger is in effect and has become final and non-appealable;

•	Any governmental entity has failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill the following conditions to the consummation of the merger, and such denial of a request to issue such order, decree or ruling or to take such other action is final and non-appealable:

(1) No law has been adopted by a governmental entity or injunction, order or other action has been entered by a court or other governmental entity preventing the merger, and no proceeding with respect to any such law, injunction, order or other action is pending; and

(2) All governmental authorizations, consents and approvals required by the merger agreement have been obtained without limitation, restriction or condition likely to have a Material Adverse Effect on MindArrow or Category 5, as appropriate.

      However, the right of either party to terminate the merger agreement is not available to a party that has breached, in any material respect, its obligations to consummate the merger set forth in the merger agreement in any manner that has proximately contributed to the failure of the merger to be consummated.

     Termination by Category 5

      The merger agreement may be terminated, and the merger abandoned, by Category 5 at any time prior to the merger if each of the following occurs:

•	The Category 5 special meeting has not been held and completed;

•	Category 5’s board of directors authorizes Category 5, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Category 5 notifies MindArrow in writing that it intends to enter into that agreement, attaching the most current version of that agreement to the notice; and

•	During the three business day period after that notice:

(1) Category 5 negotiates with, and causes its financial and legal advisors to negotiate with, MindArrow to attempt to make adjustments in the terms and conditions of the merger agreement as would enable Category 5 to proceed with the transactions contemplated by the merger agreement;

(2) Category 5’s board of directors concludes, after considering the results of these negotiations, that the Superior Proposal giving rise to Category 5’s notice continues to be a Superior Proposal; and

(3) Contemporaneously with such termination, Category 5 pays to MindArrow the termination fees required by the merger agreement.

      The merger agreement may also be terminated, and the merger abandoned, by Category 5 at any time prior to the merger:

•	If MindArrow enters a binding agreement for a Superior Proposal or the board of directors of MindArrow has withdrawn or adversely modified its approval or recommendation of the merger;

•	If MindArrow’s representations and warranties with respect to its capital structure and the capital structure of its subsidiaries are not materially correct; or

•	If there is a breach by MindArrow or MindArrow Acquisition Corp. of any other representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would prevent certain conditions to the consummation of the merger from being satisfied before October 31, 2002 (or by November 30, 2002 if the termination date has been properly extended by either MindArrow or Category 5).

     Termination by MindArrow

      The merger agreement may be terminated, and the merger abandoned, by MindArrow at any time prior to the merger if each of the following occurs:

•	The MindArrow special meeting has not been held and completed;

•	MindArrow’s board of directors authorizes MindArrow, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and MindArrow notifies Category 5 in writing that it intends to enter into that agreement, attaching the most current version of that agreement to the notice; and

•	During the three business day period after that notice:

(1) MindArrow negotiates with, and causes its financial and legal advisors to negotiate with, Category 5 to attempt to make adjustments in the terms and conditions of the merger agreement as would enable MindArrow to proceed with the transactions contemplated by the merger agreement;

(2) MindArrow’s board of directors concludes, after considering the results of these negotiations, that the Superior Proposal giving rise to MindArrow’s notice continues to be a Superior Proposal; and

(3) Contemporaneously with such termination, MindArrow pays to Category 5 the termination fees required by the merger agreement.

      The merger agreement may also be terminated, and the merger abandoned, by MindArrow at any time prior to the merger if:

•	Category 5 enters into a binding agreement for a Superior Proposal or Category 5’s board of directors withdraws or adversely modifies its approval or recommendation of the merger;

•	If Category 5’s representations and warranties with respect to its capital structure and the capital structure of its subsidiaries are not materially correct; or

•	There is a breach by Category 5 of any other representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would prevent certain conditions to the consummation of the merger from being satisfied before October 31, 2002 (or by November 30, 2002 if the termination date has been properly extended by Category 5 or MindArrow).

     Effect of Termination

      (1) If the merger agreement is terminated:

(a) Because a bona fide Acquisition Proposal has been made or any person has publicly announced an intention, whether or not conditional, to make a bona fide Acquisition Proposal in respect of Category 5 or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either MindArrow or Category 5 because Category 5’s or MindArrow’s stockholders have not approved the merger or (2) by MindArrow because Category 5 materially breaches its covenant not to solicit, initiate or encourage the submission of any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by Category 5;

(b) By Category 5, if prior to the Category 5 stockholder approval of the merger, Category 5 enters into a binding agreement relating to an unsolicited proposal by a third party determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow, in the manner described in the first paragraph under “Termination by Category 5” above;

(c) By MindArrow, because Category 5 has entered into a binding agreement relating to a proposal by a third party to acquire Category 5 on terms determined by the Category 5 board of directors to be more favorable than the terms of the merger with MindArrow; or

(d) By MindArrow, because Category 5’s board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by Category 5;

then Category 5 has agreed to pay MindArrow a termination fee of $100,000, plus reasonable fees and expenses incurred by MindArrow in connection with the merger, on the date of the termination, except under (a) and (d) above, in which case the termination fee will be payable on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated.

      (2) If the merger agreement is terminated:

(a) Because a bona fide Acquisition Proposal has been made or any person has publicly announced an intention, whether or not conditional, to make a bona fide Acquisition Proposal in respect of MindArrow or any of its subsidiaries and the merger agreement is subsequently terminated (1) by either Category 5 or MindArrow because MindArrow’s or Category 5’s stockholders have not approved the merger or (2) by Category 5 because MindArrow materially breaches its covenant not to solicit, initiate or encourage the submission of any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by MindArrow;

(b) By MindArrow if, prior to the MindArrow stockholder approval of the merger, MindArrow enters into a binding agreement relating to an unsolicited proposal by a third party determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5, in the manner described in the first paragraph under “Termination by MindArrow” above;

(c) By Category 5, because MindArrow enters into a binding agreement relating to a proposal by a third party to acquire MindArrow on terms determined by the MindArrow board of directors to be more favorable than the terms of the merger with Category 5; or

(d) By Category 5, because MindArrow’s board of directors withdraws or adversely modifies its approval or recommendation of the merger and within nine months of the termination of the merger agreement any Acquisition Proposal by a third party is entered into, agreed to or consummated by MindArrow;

then MindArrow has agreed to pay Category 5 a termination fee of $100,000, plus reasonable fees and expenses incurred by Category 5 in connection with the merger, on the date of the termination, except under (a) and (d) in which case the termination fee will be payable on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated.

      (3) No termination of the merger agreement shall relieve either MindArrow, Category 5 or MindArrow Systems Acquisition Corp. of any liability or damages resulting from willful breach of the merger agreement.

Indemnification of Category 5’s Directors and Officers

      MindArrow Acquisition Corp., as the corporation surviving the merger, has agreed, and MindArrow has agreed to cause MindArrow Acquisition Corp., to indemnify current and former directors, officers and employees of Category 5 and its subsidiaries against all losses, expenses, claims, damages, costs or liabilities or amounts that are paid in settlement, in connection with any claim, action, suit, proceeding or investigation arising out of actions or omissions occurring at or prior to the effective time of the merger that are in whole or in part based on, or arising out of the fact that such person is or was a director, officer or employee of Category 5, in the same manner and on the same terms and conditions as MindArrow is currently obligated to indemnify each of its directors, officers or employees, and for a period of three years following the merger either MindArrow Acquisition Corp. or MindArrow will maintain directors’ and officers’ liability insurance for the benefit of such current and former officers, directors and employees of Category 5 that is the same as, or substantially similar to, directors’ and officers’ liability insurance maintained by MindArrow for the benefit of its directors and officers.

Amendment of the Merger Agreement

      The merger agreement may be amended at any time in writing signed by all parties to the merger agreement before or after the approval of the merger by the MindArrow and Category 5 stockholders but, after their approval, the merger agreement may not be amended without the approval of the Category 5 and/or MindArrow stockholders if such approval is required under any applicable law.

Extension and Waiver

      At any time before the merger, each party to the merger agreement may in writing extend the time for performance of any obligation or act of another party to the merger agreement, waive any inaccuracies in the representations and warranties of another party to the merger agreement or waive compliance by another party to the merger agreement with any of the agreements or conditions contained in the merger agreement.

DESCRIPTION OF MASTER CONTINGENT WARRANT AGREEMENT

      This section summarizes the material terms of the proposed Master Contingent Warrant Agreement between MindArrow and US Stock Transfer Corporation. This summary may not contain all of the information about the Master Contingent Warrant Agreement that is important to you. The form of Master Contingent Warrant Agreement is attached to this joint proxy statement/ prospectus as Appendix B and is incorporated by reference herein, and we encourage you to read it carefully for a more complete understanding of the contingent warrants.

      Under this Master Contingent Warrant Agreement, MindArrow will issue contingent warrants to each stockholder of Category 5 entitling the stockholder to purchase MindArrow common stock at an exercise price of $0.01 per share in the amount of 0.5 shares for each share of Category 5 held at the time of the merger, or a maximum of 9,504,069 shares based on the current number of Category 5 shares, warrants and convertible notes outstanding. If the reverse split that is currently proposed is completed, the number of shares into which the contingent warrants will be exercisable will be divided by up to ten and the exercise price will be multiplied by the same number. The contingent warrants will only vest and become exercisable upon the achievement by Category 5’s subsidiary, ePenzio, Inc. of an EBITDA of at least $8.7 Million for the twelve months ended June 30, 2003 (“EBITDA” being defined as net income calculated in accordance with generally accepted accounting principles, plus interest, taxes depreciation and amortization). The contingent warrants expire twelve months after vesting. The board of directors of MindArrow will determine whether the contingent warrants have vested by no later than the earlier of September 30, 2003 or the time that MindArrow publicly announces its financial results for the period ending June 30, 2003, and MindArrow will notify the former Category 5 stockholders as to whether vesting has occurred no later than ten days after such date.

      Each holder of warrants issued by Category 5 and assumed by MindArrow in the merger will be entitled to receive, upon exercise, contingent warrants from MindArrow in the same number that such holder would have received had the holder exercised the assumed warrant immediately prior to the merger. However, no contingent warrants shall be issued upon the exercise of an assumed warrant after the expiration date of all contingent warrants then outstanding.

      The Master Contingent Warrant Agreement contains provisions requiring an adjustment in the event that MindArrow shall (a) pay a dividend in common stock or make a distribution in common stock, (b) subdivide its outstanding common stock, (c) combine its outstanding common stock into a smaller number of shares of common stock, (d) make a distribution on its common stock in shares of its capital stock other than common stock, or (e) issue by reclassification of its common stock, spin-off, split-up, recapitalization, merger, consolidation or any similar corporate event or arrangement other securities of MindArrow. In such an event, the kind and number of shares of common stock purchasable upon exercise of the contingent warrant shall be adjusted so that the holder shall be entitled to receive the kind and number of shares or other securities of MindArrow to which the holder would have been entitled to receive after the happening of any of such events had the warrant been exercised immediately prior to the happening of such event or the record date with respect to such event.

      The contingent warrants will be issued in the form of a Master Contingent Warrant Agreement between MindArrow and U.S. Stock Transfer Corporation, which is acting as the warrant agent. U.S. Stock Transfer will credit on its records the respective number of warrant certificates held by each beneficial owner and will provide each beneficial owner with a warrant certificate indicating the respective number of contingent warrants credited to such beneficial owner. Ownership of interests in the warrant certificates will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the warrant agent. Each person owning a beneficial interest in a warrant certificate must rely on the procedures of the warrant agent to exercise any rights of a holder of contingent warrants under the Master Contingent Warrant Agreement.

      MindArrow is registering the contingent warrants, and the shares of common stock issuable upon exercise of the contingent warrants, under the registration statement of which this prospectus forms a part. However, the contingent warrants are not currently listed on any securities exchange and we do not plan to list the contingent warrants in the future. The contingent warrants will be transferable upon receipt by the warrant agent of a notice of transfer in the form included with the Master Contingent Warrant Agreement.

DESCRIPTION OF MINDARROW SECURITIES

      As of the date hereof, MindArrow is authorized to issue up to 75,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. None of MindArrow’s authorized shares of preferred stock are currently outstanding. As of August 16, 2002, there were issued and outstanding options to purchase 3,867,837 shares of MindArrow common stock and warrants to purchase 14,064,533 shares of MindArrow common stock.

Common Stock

      MindArrow’s common stockholders are entitled to one vote per share. Subject to the preferences of outstanding preferred stock, common stockholders are entitled to receive dividends, if and when they are declared by the board of directors. If MindArrow goes out of business and is liquidated, MindArrow common stockholders will receive their proportionate share of MindArrow’s assets that are available to be distributed, after all other debts have been paid and the preferred stockholders receive their distribution. The common shares have no preemptive, subscription or conversion rights nor may MindArrow redeem them.

Warrants

      MindArrow is issuing contingent warrants to stockholders of Category 5 and holders of warrants of Category 5 that are assumed in the merger. Further, MindArrow will issue contingent warrants to holders of certain convertible promissory notes issued by Category 5, upon the conversion of such notes following the merger. The contingent warrants are governed by a Master Contingent Warrant Agreement, pursuant to which MindArrow will issue contingent warrants entitling the holder to purchase MindArrow common stock at an exercise price of at $0.01 per share in the amount of 0.5 shares for each share of Category 5 held (or issuable upon exercise of assumed warrants or upon conversion of the promissory notes) at the time of the merger, or a maximum of 9,504,069 shares based on the current number of Category 5 shares, warrants and convertible notes outstanding. If the reverse split that is currently proposed is completed, the number of shares into which the contingent warrants will be exercisable will be divided by up to ten and the exercise price will be multiplied by the same number. The contingent warrants will only vest and become exercisable upon the achievement by Category 5’s subsidiary, “ePenzio, Inc.,” of an EBITDA of at least $8.7 Million for the twelve months ended June 30, 2003 (“EBITDA” being defined as net income calculated in accordance with generally accepted accounting principles, plus interest, taxes depreciation and amortization). The contingent warrants expire twelve months after vesting. The board of directors of MindArrow will determine whether the contingent warrants have vested by no later than September 30, 2003, and MindArrow will notify the former Category 5 stockholders as to whether vesting has occurred no later than ten days after such date. The form of Master Contingent Warrant Agreement is attached to this joint proxy statement/prospectus as Appendix B and is incorporated by reference herein, and we encourage you to read it carefully for a more complete understanding of the contingent warrants.

      Each holder of warrants issued by Category 5 and assumed by MindArrow in the merger will be entitled to receive, upon exercise, contingent warrants from MindArrow in the same number that such holder would have received had the holder exercised the assumed warrant immediately prior to the merger. Each holder of a convertible note issued by Category 5 and convertible into MindArrow common stock following the merger, will be entitled to receive, upon conversion, contingent warrants from MindArrow in the same number that such holder would have received had the holder converted the note immediately prior to the merger. However, no contingent warrants shall be issued upon the exercise of an assumed warrant or upon the conversion of a promissory note after the expiration date of all contingent warrants then outstanding.

      MindArrow has currently outstanding warrants to purchase an aggregate of 14,064,533 shares of MindArrow common stock at prices ranging from $0.10 to $30.00 per share and expiring at various dates through April 2010.

Shares Eligible for Sale

      Sales of a substantial number of shares of MindArrow’s common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for its common stock. As of August 16, 2002, MindArrow had 30,896,878 shares of common stock outstanding. A significant number of these shares are not publicly traded but are available for immediate resale to the public. MindArrow also has reserved shares of its our common stock as follows:

•	14,064,533 shares are reserved for issuance upon the exercise of warrants;

•	2,475,000 shares are reserved for issuance under its 1999 Stock Option Plan; and

•	5,497,500 shares are reserved for issuance under its 2000 Stock Incentive Plan.

      Shares underlying vested options are generally eligible for immediate resale in the public market.

      East-West Capital Associates, Inc. has committed to purchase from MindArrow (i) up to 1,125,000 additional shares of MindArrow’s common stock by no later than September 30, 2002 and (ii) up to 2,000,000 additional shares, upon the demand of the board of directors of MindArrow but no later than the later of: (i) 30 days of receipt of the demand by East-West or (ii) sixty (60) days after the earlier of the closing of the proposed merger with Category 5 or the date the merger is terminated in accordance with the merger agreement. These shares will be sold at $0.40 per share (before giving effect to the proposed reverse split) and will include warrant coverage comparable to the prior investments by East-West in MindArrow.

Transfer Agent and Registrar

      The transfer agent and registrar for MindArrow’s common stock is U.S. Stock Transfer Corporation.

COMPARISON OF RIGHTS OF STOCKHOLDERS

      The rights of Category 5 Technologies, Inc. stockholders are currently governed by Nevada law, the Corrected Amended and Restated Articles of Incorporation of Category 5, and the bylaws of Category 5, as amended to date. The rights of the stockholders of MindArrow Systems, Inc. are currently governed by Delaware law, the Amended and Restated Certificate of Incorporation of MindArrow and the bylaws of MindArrow, as amended. Upon completion of the merger, Category 5 stockholders will automatically become MindArrow stockholders, and their rights as MindArrow stockholders will be governed by Delaware law, MindArrow’s Amended and Restated Certificate of Incorporation and MindArrow’s bylaws.

      The following is a summary of the material differences between the rights of the holders of Category 5 common stock and the rights of holders of MindArrow common stock. The following summary does not purport to be a complete statement of the rights of MindArrow stockholders under Delaware law, MindArrow’s Amended and Restated Certificate of Incorporation and MindArrow’s bylaws, as compared with the rights of the Category 5 stockholders under Nevada law, Category 5’s Corrected Amended and Restated Articles of Incorporation and Category 5’s bylaws, and does not purport to be a complete description of the specific provisions referred to below. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the governing corporate instruments of MindArrow and Category 5 and by reference to the registration statement of which this joint proxy statement/prospectus is a part, to which Category 5 stockholders are referred. The material terms of MindArrow’s common stock are described under the heading “Description of MindArrow Securities” beginning on page 103.

Authorized Capital Stock

      MindArrow has currently authorized 75,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which 1,750,000 have been designated as Series B Preferred Stock and 3,000,000 have been designated as Series C Preferred Stock. Category 5 has authorized 125 million shares of common stock and 25 million shares of preferred stock.

Size of Board of Directors

      Category 5. Nevada law provides that the board of directors of a Nevada corporation shall consist of one or more directors and may provide in its articles of incorporation or bylaws for a fixed number of directors or for a variable number of directors within a fixed range, and the manner in which the number may be increased or decreased. Category 5’s bylaws provide that the authorized number of directors shall not be fewer than 3 nor greater than 11 persons. The exact number of directors shall be set by resolution of the board of directors or by amendment to Category 5’s bylaws by either the board of directors or the stockholders of Category 5. The number of directors of Category 5 currently is fixed at eight.

      MindArrow. Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws. MindArrow’s bylaws provide for a board of directors consisting of a minimum of three and a maximum of seven directors, and upon the merger the maximum number of directors shall increase to nine members. The number of directors of MindArrow currently is fixed at seven.

Cumulative Voting

      Category 5. Under Nevada law, stockholders of a Nevada corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the articles of incorporation of the corporation. Category 5’s articles of incorporation do not provide for cumulative voting by Category 5 stockholders.

      MindArrow. Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation. MindArrow’s certificate of incorporation does not provide for cumulative voting by MindArrow stockholders.

Classes of Directors

      Category 5. Nevada law permits, but does not require, a Nevada corporation to provide in the articles of incorporation or bylaws of the corporation for a classified board of directors, provided that at least one fourth of the directors are elected annually. Neither the Category 5 articles of incorporation nor its bylaws specifically require a classified board of directors.

      However, pursuant to the Category 5 bylaws, if the Category 5 articles of incorporation authorize dividing the shares of Category 5 into classes or series, the Category 5 articles of incorporation may also authorize the election of all or a specified number or a portion of the directors by the holders of one or more authorized classes or series of shares, each of which classes or series becomes a separate voting group for purposes of such election.

      MindArrow. Delaware law permits, but does not require, a Delaware corporation to provide in its certificate of incorporation or bylaws for a classified board of directors, dividing the board of directors into up to 1, 2, or 3 classes of directors with staggered terms of office, with only one class of directors to be elected each year for a maximum term of three years. MindArrow’s bylaws provide for one class of directors.

Qualifications of Directors

      Category 5. Under Nevada law, a director of a Nevada corporation need not be a stockholder of the corporation, unless the corporation’s articles of incorporation so require. The Category 5 articles of incorporation do not contain this requirement.

      MindArrow. Under Delaware law, a director of a Delaware corporation need not be a stockholder of the corporation, unless the certificate of incorporation or bylaws of the corporation so require. Neither MindArrow’s certificate of incorporation nor its bylaws contains this requirement.

Filling Vacancies on the Board

      Category 5. Nevada law provides that all vacancies, including those vacancies caused by an increase in the number of directors of a Nevada corporation, may be filled by a majority of the remaining directors, even though less than a quorum, unless otherwise provided in the articles of incorporation of the corporation. The Category 5 articles of incorporation do not contain such a prohibition.

      The Category 5 bylaws provide that vacancies (including those which result from an increase in the number of directors) may be filled by either the stockholders or the board of directors, even though the remaining directors do not constitute a quorum. If the vacancy was previously held by a director elected by a voting group, only the holders of the shares of that voting group are entitled to vote to fill the vacancy, assuming that it is filled by the stockholders. If such vacancy is filled by the remaining directors, and one or more directors elected by the same voting group of stockholders will continue as a director, only such director or directors are entitled to fill the vacancy.

      MindArrow. Delaware law provides that, unless the governing documents of a Delaware corporation provide otherwise, vacancies and newly-created directorships resulting from a resignation or an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. Any director chosen to fill a vacancy on the board of directors that is divided into classes shall serve only until the next election of the class for which such director is chosen. Vacancies on MindArrow’s board of directors may be filled by majority vote of the remaining directors, even though less than a quorum.

Removal of Directors

      Category 5. Under Nevada law, a director of a Nevada corporation may be removed by the vote of the holders of not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote at an election of directors, unless the articles of incorporation of the corporation provide for a greater percentage. Nevada law does not distinguish between removal for cause and without cause.

      Pursuant to the Category 5’s bylaws, the stockholders of Category 5 may remove one or more directors at a meeting called for that purpose. The removal may be with or without cause unless the Category 5 articles of incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may remove the director. Assuming that cumulative voting is not in effect, a director may be removed by stockholders only if the number of votes cast to remove the director exceeds the number of votes cast against removal.

      MindArrow. Delaware law provides that a director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless the board of directors is classified, in which case the corporation’s certificate of incorporation or bylaws may provide that stockholders may remove a director only for cause. MindArrow’s bylaws provide that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the stockholders holding at least a majority of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of the directors (voting together as a single class).

Nomination of Directors for Election

      Category 5. The Category 5 bylaws do not address the nomination of directors for election.

      MindArrow. MindArrow’s bylaws provide that, subject to the rights of holders of any class or series of preferred stock then outstanding, nominations for the election of directors may be made by the board of directors or a proxy committee appointed by the board of directors or by any stockholder entitled to vote in the election of directors generally. A stockholder may nominate one or more persons for election as directors at a meeting only if the stockholder has provided timely notice of such stockholder’s intent to make such nomination(s) in writing to the Secretary of MindArrow. To be timely, the stockholder nomination shall be received at MindArrow principal executive offices not less than 120 calendar days in advance of the date that MindArrow’s proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, or in the event of a nomination for director to be elected at a special meeting, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure was made.

Anti-Takeover Provisions

      Category 5. Nevada law contains provisions that restrict the ability of certain Nevada corporations to engage in any combination with an interested stockholder for three years after the interested stockholder’s date of acquiring the shares that cause the stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder is approved by the board of directors of the corporation before that date. If the combination was not previously approved, the interested stockholder may effect the combination after the three-year period only if that stockholder receives approval from a majority of the disinterested shares or the offer meets various fair price criteria. An “interested stockholder” means any person who is:

•	The beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation; or

•	An affiliate or associate of the corporation that at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation.

      A Nevada corporation may elect not to be subject to the foregoing restrictions; however, Category 5 has not elected to opt out of these restrictions.

      Under Nevada law, a person that acquires or offers to acquire ownership of “control shares” of a corporation (defined as shares obtained pursuant to a transaction in which an acquiring person reaches the 20%, 33% or majority ownership levels) has the right to vote those shares, and shares acquired within the previous 90 days, only to the extent granted by a resolution of the stockholders approved at a special or annual meeting, unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the control acquisition. The corporation must, within 50 days after delivery by the acquiring person of certain disclosures, and if the acquiring person so requests, hold a special meeting to consider a resolution authorizing voting rights for the control shares, unless the acquiring person consents in writing to a meeting to be had after 50 days. Unless the corporation’s articles of incorporation otherwise provide (and the Category 5 articles of incorporation do not otherwise provide), a resolution granting voting rights must be approved by a majority vote.

      The corporation may adopt a provision in its articles of incorporation or bylaws allowing mandatory redemption of the control shares if:

•	The acquiring party fails to make certain disclosures within ten days of acquiring the control shares, or

•	The control shares are not accorded full voting rights at the meeting at which the issue is considered.

      Category 5 has not adopted a provision in the Category 5 articles of incorporation or the Category 5 bylaws relating to mandatory redemption of control shares.

      Unless the articles of incorporation or bylaws of the corporation provide otherwise (and the Category 5 articles of incorporation and bylaws do not provide otherwise), if the acquiring party has

•	Acquired a majority (or larger) stake and

•	Been accorded full voting rights,

then any holder that did not vote in favor of granting voting rights is entitled to put his or her shares to the corporation for “fair value” (defined as the highest price paid by the acquiring party for control shares).

      A corporation may impose stricter requirements than those established by this statute through a charter or bylaw amendment or by resolution. Category 5 has not adopted a provision in the Category 5 articles of incorporation or bylaws, or otherwise adopted a resolution, imposing stricter requirements than those established by this statute.

      The provisions of Nevada law relating to the acquisition of control shares of a Nevada corporation do not apply to an acquisition of stock in good faith, without an intention to avoid the statutory requirements, including acquisitions:

•	By an acquiring person to the extent that the new acquisition does not result in the acquiring person obtaining a controlling interest greater than that previously authorized;

•	Pursuant to the laws of descent and distribution, the enforcement of a judgment or the satisfaction of a pledge or other security interest; or

•	Pursuant to a merger or reorganization to which the corporation is a party that is effected in compliance with the provisions of Nevada law.

      Nevada law provides that the board of directors of a Nevada corporation may take action to protect the interests of the corporation and its stockholders, including adopting or executing a rights plan. Category 5 has not adopted a rights plan.

      Under Nevada law, when evaluating a change in control opportunity, the board of directors of a Nevada corporation may consider a number of constituencies, including the interests of employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and of society, and the long-term and short-term interests of the corporation and its stockholders and is not required to consider as a dominant factor the effect of a change of control on any particular group having an interest in the corporation.

      Category 5 has not adopted a supermajority voting provision for mergers, consolidations, sales or leases of substantially all of Category 5’s assets or any similar transactions.

      MindArrow. Delaware law contains a business combination statute that protects Delaware corporations from hostile takeovers, and from actions following the takeover, by prohibiting certain transactions once an acquirer has gained a significant holding in the corporation.

      Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	Either the business combination, or the transaction that will cause the person to become an interested stockholder, is approved by the board of directors of the target prior to the transaction which results in the person becoming an interested stockholder;

•	After the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation, not including shares held by persons who are directors and also officers and shares held by specified employee benefit plans; or

•	When or after the time the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66 2/3% of the outstanding voting stock, at a special or annual meeting and not by written consent, excluding shares held by the interested stockholder.

      A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment thereto or to the bylaws of the corporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. This amendment is not effective until 12 months following its adoption, unless the corporation (i) has not elected by a provision in its original certificate of incorporation or an amendment thereto to be governed by Section 203 and (ii) has never had a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders, in which case such an amendment opting out of Section 203 is effective immediately upon adoption of the amendment. MindArrow has not elected to opt out of Section 203.

Stockholder Action Without a Meeting

      Category 5. In accordance with Nevada law, the Category 5 bylaws provide that any action required or permitted to be taken at a stockholders meeting may be taken without a meeting pursuant to the written consent of that number of Category 5 common stock stockholders representing the minimum number of votes necessary to take action at a meeting at which all shares entitled to vote were present and voted.

      MindArrow. Delaware law provides that, unless provided otherwise in the certificate of incorporation, any action that may be taken at a meeting of the stockholders may be taken by written consent signed by stockholders representing that number of shares that would be necessary to act at a meeting at which all outstanding voting shares are present and voted. MindArrow’s certificate of incorporation does not prohibit stockholder action by written consent, although such a restriction is contained in its bylaws.

Calling Special Meetings of Stockholders

      Category 5. Nevada law does not specifically address who may call special meetings of stockholders of a Nevada corporation. Category 5’s bylaws provide that special meetings may be called at any time by the board of directors, by such officers or persons as may be authorized by the Category 5 bylaws, or by the holders of shares representing at least 10% of all voted entitled to be cast on any issue proposed to be considered at the meeting, in accordance with Nevada law.

      MindArrow. Under Delaware law, a special meeting of stockholders of a Delaware corporation may be called by the board of directors of the corporation or by any other person authorized to do so in the certificate of incorporation or the bylaws of the corporation. MindArrow’s bylaws provide that special meetings of the stockholders may be called at any time only by the MindArrow board of directors, Chairman of the Board, President or Chief Executive Officer.

Submission of Stockholder Proposals

      Category 5. The Category 5 articles of incorporation and bylaws do not specify advance notice requirements for the submission of stockholder proposals by Category 5’s stockholders. However, Category 5’s stockholders must comply with all applicable requirements of the Securities Act of 1934, and all rules and regulations promulgated thereunder.

      MindArrow. MindArrow’s bylaws specify that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of such business, in writing to the Secretary of MindArrow. To be timely, a stockholder proposal to be presented at an annual meeting shall be received by MindArrow principal executive offices not less than 120 calendar days in advance of the date that MindArrow’s proxy statement was released to the stockholders in connection with the previous year’s annual meeting of stockholders. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been advanced by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, notice by the stockholders must be received not later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced.

      A stockholder’s notice to the Secretary of MindArrow shall set forth as to each matter the stockholder proposed to bring before the annual meeting:

•	A brief description of the business desired to be brought before the annual meeting;

•	The name and address of the stockholder proposing such business;

•	The class and number of shares which are beneficially owned by the stockholder; and

•	Any material interest of the stockholder in such business.

Notice of Stockholders Meetings

      Category 5. The Category 5 bylaws provide for written notice to stockholders of record not less than 10 nor more than 60 days prior to an annual or special meeting, unless a different period is prescribed by applicable law.

      MindArrow. MindArrow’s bylaws provide for written notice to stockholders of record not less than 10 nor more than 60 days prior to an annual or special meeting, unless a different period is otherwise required by the Delaware General Corporation Law.

Dividends

      Category 5. Except as otherwise provided in the articles of incorporation of a Nevada corporation, Nevada law authorizes the corporation to make distributions to its stockholders, unless:

•	The corporation would not be able to pay its debts as they become due in the usual course of business, or

•	The corporation’s total assets would be less than the sum of its total liabilities plus any amount owed to stockholders with preferential rights superior to those receiving the distribution, if the corporation were dissolved at the time of distribution, unless such distribution is specifically allowed by the corporation’s articles of incorporation.

      Category 5’s articles of incorporation provide that dividends may be paid out of funds legally available therefore, provided that no dividends will be made until all preferential dividends required to be paid or set apart for any preferred stock have been paid or set apart.

      MindArrow. Under Delaware law, a Delaware corporation, subject to any restrictions contained in its certificate of incorporation, may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. MindArrow’s certificate of incorporation provides that dividends may be paid out of funds legally available therefore, provided that no dividends will be made until all preferential dividends required to be paid or set apart for any shares of preferred stock which are issued and outstanding have been paid or set apart.

Appraisal Rights

      Category 5. Nevada law provides stockholders of a Nevada corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, unless otherwise provided in the articles of incorporation of the corporation (and the Category 5 articles of incorporation do not otherwise provide), appraisal rights are not available to holders of shares:

•	Listed on a national securities exchange;

•	Included in the national market system by the National Association of Securities Dealers, Inc.; or

•	Held of record by at least 2,000 stockholders,

unless holders of stock are required to accept in the merger anything other than any combination of cash, owner’s interests or owner’s interests and cash in lieu of fractional shares of:

•	The surviving or acquiring entity in the merger, or

•	Another entity that, at the effective date of the merger, will be:

(i) listed on a national securities exchange,

(ii) included in the national market system by the National Association of Securities Dealers, or

(iii) held of record by at least 2,000 stockholders.

      Dissenters’ rights of appraisal are available to Category 5’s stockholders with respect to the merger.

      MindArrow. Delaware law provides stockholders of a Delaware corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, appraisal rights are not available to holders of shares:

•	Listed on a national securities exchange;

•	Designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers; or

•	Held of record by more than 2,000 stockholders,

unless holders of stock are required to accept in the merger anything other than any combination of:

•	Shares of stock or depository receipts of the surviving corporation in the merger,

•	Shares of stock or depository receipts of another corporation that, at the effective date of the merger, will be:

(i) listed on a national securities exchange,

(ii) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, or

(iii) held of record by more than 2,000 holders; and

•	Cash instead of fractional shares of the stock or depository receipts received.

      Dissenters’ appraisal rights are not available to MindArrow stockholders with respect to the merger.

Inspection of Stockholder Lists and Corporate Records

      Category 5. Under Nevada law any person that has been a stockholder of record of a Nevada corporation for at least six months, or any person holding or representing at least 5% of its outstanding shares, upon at least five days’ written demand, may inspect its stock ledger and make copies from it. A corporation must allow stockholders of record who own or represent at least 15% of a corporation’s shares the right, upon at least five days’ written demand, to inspect the books of accounting and financial records of the corporation, to make copies from them and to conduct an audit of those records, except that any corporation listed and traded on any recognized stock exchange or any corporation that furnishes to its stockholders a detailed, annual financial statement is exempt from this requirement.

      Pursuant to the Category 5 bylaws, a stockholder or director who gives five days’ written notice, has the right to inspect and copy during business hours any of the following records at the corporation’s principal office:

•	Articles of incorporation;

•	Bylaws;

•	Minutes of all stockholders’ meetings, and all actions taken by the stockholders during the prior 3 years;

•	Written communications to stockholders within the past 3 years;

•	List of names and addresses of current officers and directors;

•	Most recent annual report;

•	All financial statements for periods ended during the previous 3 years, as required under Nevada law;

•	Excerpts from meetings of, and actions taken by, the board of directors or any committee of the board of directors;

•	Accounting records; and

•	The record of stockholders compiled on the date of written request by the stockholder seeking inspection.

      In certain cases, the written notice must include a description of the stockholder’s “proper purpose” for obtaining the information, which is specifically defined in the Category 5 bylaws. In addition, the stockholder may not use the information obtained for any purpose other than the purpose indicated in the notice.

      MindArrow. Delaware law allows any stockholder to inspect the stock ledger and the other books and records of a Delaware corporation for a purpose reasonably related to that person’s interest as a stockholder. MindArrow’s bylaws do not specifically provide for inspection rights of stockholder lists and corporate records, except that each list of stockholders entitled to vote at a meeting shall be open to the examination of any stockholder during ordinary business hours for a period of ten days prior to a meeting of the stockholders, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held, and such stockholder list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present at the meeting.

Stockholder Class Voting Rights

      Category 5. With respect to mergers, Nevada law requires voting by separate classes and series of shares if the plan of merger contains a provision that if contained in an amendment to the articles of incorporation of the corporation would entitle the particular class of stockholders to vote as a class on the proposed amendment.

      With respect to share exchanges, Nevada law requires voting by each separate class or series of shares included in the exchange, with each class constituting a separate voting class.

      Nevada law also requires, in addition to the affirmative vote otherwise required, voting and approval by the separate classes of shares for any amendment to the articles of incorporation if the amendment would alter or change any preference or relative or other right given to any such class or series of outstanding shares.

      Category 5 has one class of shares outstanding.

      MindArrow. Delaware law requires voting by separate classes of shares only with respect to amendments to a Delaware corporation’s certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes. MindArrow has only one class of shares outstanding.

Indemnification

      Category 5. Nevada law provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any individual who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably and actually incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:

•	Acted in good faith and in a manner he or she reasonably believed to be in, or at least not opposed to, the best interests of the corporation, provided that the termination of any action or suit by judgment, order, settlement, conviction or on a plea of nolo contendere does not create a presumption by itself that the individual did not act in good faith, and

•	In a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Any of the following may make the required determination:

•	The stockholders;

•	A majority vote of a quorum of the board of directors consisting of directors not parties to such action; or

•	Special legal counsel.

      The right to indemnification is not exclusive of any other right that any individual may have or acquire under any statute, the Category 5 articles of incorporation or bylaws, or by the vote of stockholders or disinterested directors or otherwise.

      To the extent a director, officer, employee or agent is successful on the merits or otherwise in the defense of this action, suit or proceeding, the corporation is required by Nevada law to indemnify the individual for reasonable and actual expenses incurred thereby.

      Category 5’s bylaws include indemnification provisions consistent with Nevada law. Specifically, the bylaws provide that Category 5 shall indemnify a director to the fullest extent permitted by Nevada law. That is, Category 5 is required to indemnify its directors in all cases in which a corporation may indemnify a director under Nevada law. However, the bylaws specifically prohibit indemnification

•	In connection with any proceeding by or in the right of the corporation in which the director was adjudged liable to Category 5; or

•	In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in the director’s official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

      With respect to indemnification for derivative actions, the Category 5 bylaws provide that indemnification permitted in connection with a proceeding by or in the right of Category 5 is limited to reasonable expenses incurred in connection with the proceeding, including attorney’s fees.

      With respect to officers, employees, fiduciaries and agents of Category 5, the Category 5 bylaws provide that an officer of the corporation is entitled to indemnification in each case to the same extent as a director, the corporation must indemnify and advance expenses to an officer, employee, fiduciary or agent to the same extent as to a director, and the corporation must indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not also a director, to a greater extent, if not inconsistent with public policy, and if provided for in Category 5’s articles of incorporation, action by the board of directors or any contract.

      MindArrow. Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any individual who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:

•	Acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•	In a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the corporation is required by Delaware law to indemnify such individual for reasonable expenses incurred thereby.

      MindArrow’s certificate of incorporation provides that MindArrow may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of MindArrow, or any predecessor of MindArrow, or serves or served at any other enterprise as a director, officer or employee at the request of MindArrow or any predecessor of MindArrow.

      MindArrow’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of MindArrow or is or was serving at the request of MindArrow as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by MindArrow to the fullest extent authorized by Delaware law, against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee, and shall inure to the benefit of his or her heirs, executors and administrators. MindArrow shall indemnify such person or persons only if:

•	Such indemnification is expressly required to be made by law;

•	The action, suit or proceeding (or part thereof) was authorized by the board of directors;

•	Such indemnification is provided by MindArrow, in its sole discretion, pursuant to the powers vested in MindArrow under Delaware General Corporation Law; or

•	The action, suit or proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law.

      Such right of indemnification shall be a contract right and shall include the right to be paid by MindArrow expenses incurred in defending any such proceeding in advance of its final disposition provided that the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was rendered by such person while a director or officer, including service to an employee benefit plan) in advance of the final disposition of such proceeding shall be made only upon delivery to MindArrow of an undertaking, by or on behalf of such director or officer, to repay all amounts advances if it should be determined ultimately that such director or officer is not entitled to be indemnified under the provisions of MindArrow’s bylaws or otherwise.

      If a claim for indemnification is not paid in full by MindArrow within ninety days after a written claim has been received, the claimant may at any time thereafter bring suit against MindArrow to recover the unpaid amount of the claim and , if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid the expense of prosecuting such claim

      To the extent authorized by the board of directors, MindArrow may grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of MindArrow to the fullest extent of the provisions of MindArrow’s bylaws with respect to the indemnification of and advancement of expenses to directors and officers of MindArrow.

      The indemnification rights conferred on any person pursuant to MindArrow’s bylaws are not exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of MindArrow’s certificate of incorporation, bylaws, agreement, vote of the stockholders or disinterested directors or otherwise.

      The board of directors may, by entering into a contract with any director, officer, employee or agent of MindArrow, or any person serving at the request of MindArrow as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, provide for indemnification rights equivalent to or, if the board of directors so determines, greater than, those provided for in MindArrow’s bylaws.

      MindArrow is required to maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of MindArrow or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not MindArrow would have the power to indemnify such person against such expense, liability or loss under Delaware General Corporation Law.

      Any amendment, repeal or modification of any provision of MindArrow’s bylaws relating to indemnification by the stockholders and the directors of MindArrow shall not adversely affect any right or protection of a director or officer of MindArrow existing at the time of such amendment, repeal or modification.

Limitations on Directors’ and Officers’ Liability

      Category 5. Category 5’s articles of incorporation provide that, to the fullest extent permitted by Nevada law, neither current nor former directors of Category 5 shall be personally liable to the company or its stockholders for damages or for breach of fiduciary duty as a director or officer, except for liability arising out of:

•	Any breach of the director’s duty of loyalty;

•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; or

•	Any transaction for which the director derived an improper personal benefit.

      Pursuant to Category 5’s bylaws, a director or officer is not liable to Category 5 or its stockholders for any act or omission unless:

(1) the director or officer has breached or failed to perform the duties of the office

•	In good faith;

•	With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	In a manner the director or officer reasonably believes is in the best interest of Category 5; and

(2) the performance of the director or officer constitutes gross negligence, willful misconduct or intentional infliction of harm on Category 5 or its stockholders.

      MindArrow. MindArrow’s certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of MindArrow shall not be personally liable to MindArrow or its stockholders for monetary damages for breach of fiduciary duty as a director.

Charter Amendments

      Category 5. Under Nevada law, amendments to the articles of incorporation may be adopted if recommended by the board of directors of the corporation and approved by a majority of the outstanding shares entitled to vote.

      Shares of Category 5’s preferred stock currently authorized in the Category 5 articles of incorporation may be issued by the Category 5 board of directors, without the approval of the Category 5 stockholders and by filing by the board of directors of a certificate pursuant to applicable Nevada law which sets forth the rights and preferences of such preferred stock.

      MindArrow. Under Delaware law, generally, amendments to a certificate of incorporation of the corporation require the approval of the board of directors of the corporation and stockholders holding a majority of the outstanding stock of the class entitled to vote on the amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of Delaware law.

      MindArrow’s certificate of incorporation provides that the certificate of incorporation of MindArrow may be amended, altered, changed or repealed in any manner prescribed by statute.

      Shares of MindArrow’s preferred stock currently authorized in the MindArrow’s certificate of incorporation may be issued by the MindArrow Board of Directors, without the approval of the MindArrow stockholders and by filing by the Board of Directors of a certificate pursuant to applicable Delaware law which sets forth the rights and preferences of such preferred stock.

Amendment of Bylaws

      Category 5. Under Nevada law, the board of directors of the corporation may adopt, amend and repeal the bylaws of the corporation, subject to any bylaws adopted by the stockholders. The Category 5 stockholders may amend the Category 5 bylaws at any time.

      MindArrow. Under Delaware law, holders of a majority of the voting power of a corporation, and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation. MindArrow’s bylaws provide that, except as otherwise set forth in the bylaws, the bylaws may be altered, amended or repealed or new bylaws may be adopted by either (i) the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present, or (ii) by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of the capital stock of MindArrow issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such special meeting.

BUSINESS OF MINDARROW

Overview

      MindArrow Systems Inc., with headquarters in Southern California and offices in New York and Hong Kong, is a digital marketing software and services company. MindArrow’s patented and patent-pending technologies deliver interactive multimedia content, including streaming video, Flash, audio, HTML, graphics, and animation, combined with the in-depth information of web links, digital documents and e-commerce capabilities. MindArrow’s integrated communications platform is designed to allow its clients to reach their customers in a personalized, innovative and cost-effective manner.

      MindArrow was incorporated as eCommercial.com in April 1999, and changed its name to MindArrow Systems, Inc. in April 2000. MindArrow’s first products were electronic multimedia messages, called “eCommercials” and “eBrochures,” which are proprietary, highly compressed, self-contained files that can contain high quality video, audio, graphics and hypertext links. In June 2001, MindArrow completed the acquisition of Control Commerce, Inc., which added e-commerce functionality to its product offering. In September 2001, MindArrow acquired Radical Communication, Inc., which added technology for streaming video email and other applications. In 2001, MindArrow developed a digital content management software tool called Messenger that enables its clients to create personalized messages and deliver and track digital content through a web-hosted, application service provider model. In early 2002, MindArrow added email append and marketing automation software to its suite of products and services. MindArrow now provides an integrated set of communication solutions throughout the direct digital marketing value chain.

      MindArrow’s mission is to provide its clients with value-add sales and marketing communication solutions. MindArrow’s technology and integrated services are designed to help companies acquire, retain and support long-term, profitable customer relationships. MindArrow provides a spectrum of digital communications software and services that support an array of multimedia treatments, including streaming video, HTML, Flash, and direct video capture, all of which can be packaged to optimize specific business applications and can be managed by the client through MindArrow’s web-hosted software.

      MindArrow provides a complete solution for digital marketing communications, including list services, content creation, delivery, reporting and tracking, data hosting, and self-service software. MindArrow’s business is built on software applications with a suite of services to complement its technology. MindArrow obtains revenues from services (creating online and email content as well as providing digital marketing consulting services), transactions (delivering emails) and software (licensing creative and full-service, digital marketing asset management tools).

Clients

      MindArrow has served over 100 clients since 1999, the largest of which are Mazda, Ceridian, Deutsche Bank, Coca-Cola (Asia), Champions of Hope and US Bank.

Products and Services

      MindArrow’s product platforms combine dynamic messaging and data capture with optional digital document and streaming video or animation content. MindArrow’s products are designed for one-to-one sales communications as well as one-to-many marketing campaigns, and can include rich media content that can be delivered by MindArrow or a third-party in an email, or integrated with a web site or banner ad.

      Enterprise Communication — MindArrow Messenger. MindArrow’s Messenger suite is a web-based messaging solution for sales and corporate email communication. The product is designed to combine the effectiveness of interactive personal messaging with the ability to deliver and track digital documents. It is compatible with Microsoft Outlook.

      The Messenger suite supports a variety of marketing applications for building and enhancing customer relationships, including: special promotional messages, new product announcements, product updates and demonstrations, coupons (both online and in-store), training materials, surveys, newsletters, service remind-

ers, e-commerce programs, special event invitations and announcements, customer support materials, and other interactive multimedia communications, all of which can be stored in an online catalog.

      Each application can be designed using many formats, including HTML, any Microsoft Office file, common image and artwork formats, PDF files, audio, and video, or any combination — all designed to deliver the desired message, collateral content and call to action. The call to action in each message can be active or passive and can be executed within the email (purchase within the email) or link to an existing website. An active call to action may be designed to facilitate an immediate customer response, such as a purchase, sign-up or survey, while a passive call to action may perform brand and loyalty reinforcement, such as newsletters, reminder notices, rewards (coupons), or offline activities (call in for more information). Through a simple web interface, the user can access the templates and digital collateral, select relevant materials, distribute to customers, and track the resulting recipient interactions.

      One core value driver of the Messenger suite is the ability to store and manage all multimedia, digital collateral, and corporate-branded stationery templates in one central repository or catalog. These materials can be designed by marketing with consistent corporate messaging and branding, but sent with personalized, targeted messaging by individuals in a sales force, dealer network, or corporate communications department.

      To ensure control and security, Messenger provides access management to maintain controlled distribution of materials contained in the catalog. Additionally, corporate authors and administrators can control who is retrieving which version of what media, and when and how often a user communicates with a particular contact (frequency capping). Reporting metrics are also customizable to satisfy access and revision control needs, as well as advanced tracking requirements. Detailed tracking and reporting about recipient interactions with each message can enhance traditional CRM systems, enabling a company to develop a more comprehensive understanding of their customers.

      Users can see which recipients viewed a message, when they viewed it, how long they spent with collateral materials, and what actions they took. By making Messenger available to a sales force or dealer network, a client can deliver a controlled and monitored digital communications solution for one-to-one or one-to-many email communications with new prospects and existing customers, and can leverage the power of creating information once and publishing multiple times, while maintaining content integrity and accountability.

      Digital Marketing — RadicalMail and Amplify. The RadicalMail suite of products is designed for digital marketing campaigns where a client desires to use rich media to enhance and augment email communications. MindArrow’s software empowers digital marketers to create, deliver, track and manage dynamic rich media messages that can be instantly viewed by recipients without requiring them to install any additional software, such as players or plug-ins. This software combines technology obtained in the Radical and Control Commerce acquisitions with MindArrow’s eCommercial and eBrochure technology. These patent-pending technologies can dynamically deliver content based on the recipient’s connection speed, ensuring an optimized experience for all viewers. They offer secure e-commerce functionality directly within the email or through MindArrow’s patented pop-up window technology. And, the rich media content can also be immediately published to a web site. Clients can license MindArrow’s software to design and assemble their own campaigns, or they can use MindArrow services to support projects that require customized features.

      MindArrow AmplifyTM is a software tool that allows self-service design, creation, testing, deployment, tracking, and optimization of targeted email marketing campaigns through an easy-to-use web interface. Amplify’s capabilities for advanced personalization, custom targeting, automated deployment, data-driven content, flexible recipient management, and campaign automation are designed to support large enterprise marketing needs, as well as smaller companies. The messages can be delivered directly by MindArrow, or through a variety of email marketing software and service providers.

      MindArrow’s technology allows clients to track and analyze over 40 different data-points for email marketing campaigns, enabling real-time analysis of campaign performance and recipient activity to optimize future marketing and advertising activities. This information allows MindArrow’s clients to accurately measure the interest and attention generated by their sales and marketing efforts, including the so-called viral or “pass-along” impact of their content. MindArrow provides detailed reporting to its clients, and campaign data can be exported to or integrated with CRM systems for further analysis.

      List services. MindArrow OnTargetTM is a comprehensive suite of email list services that is designed to assist clients leverage existing assets, such as in-house lists and offline customer information, and provide access to third-party, permission-based email names. MindArrow provides lists for acquisition email marketing campaigns, as well as email append services, which match email addresses to a client’s internal database of customer contact information.

      Creative and technical services. The company often works with a client’s advertising and in-house creative teams, and can provide assistance in design, production and creative support. MindArrow has an in-house design facility that includes hardware and software tools for audio, video, graphics, animation, and custom web page development. MindArrow’s creative team can also assist with concept development, campaign consultation, storyboarding, and copywriting services.

      MindArrow’s technical services team has developed customized solutions ranging from custom registration, subscription pages, customized reports, and micro-sites that support online marketing programs and database integration. MindArrow has also developed product integrations with CRM applications, as well as data gateways to help clients integrate email reporting information with other customer data for advanced analysis.

Value Proposition

      MindArrow believes its clients can benefit from its products and services by:

•	Communicating faster and more effectively with their customers, using interactive multimedia and targeted one-to-one messaging;

•	Improving response rates by leveraging rich media content via email and the Web;

•	Driving additional online revenue by enabling e-commerce transactions directly within an email message or through multimedia links to an online catalog;

•	Generating new customer leads through viral, “send to a friend,” email marketing;

•	Shortening sales cycles and strengthening relationships through customized messaging and real-time tracking and reporting;

•	Fostering long-term relationships through targeted digital campaigns that collect information, develop an understanding of the customer, and create a continued dialog; and

•	Reducing costs and improving return on investment as compared to direct mail and printed mail.

      Additional Benefits. MindArrow’s technology also automates email communication management to improve productivity and reduce the burden on its client’s information technology (“IT”) departments and resources. A significant investment in IT infrastructure is required to perform the automated email list management, large scale delivery, opt-in/opt-out management, email bounce back management, streaming media, message personalization, website response tools, and comprehensive message tracking, including email notification services, that MindArrow provides. This investment would need to cover hardware, networking, bandwidth, database software and system software, along with applications and personnel to manage the workflow and keep equipment up to date. MindArrow’s hosted service offers a scalable, secure, and reliable solution that lessens the burden on its clients’ infrastructure and allows them to scale as their needs grow.

Sales and Marketing

      MindArrow currently markets its products and services through a direct sales force and indirectly through a small number of third-party affiliates, primarily to businesses with large sales organizations and/or those that aggressively use the Internet for marketing. MindArrow is pursuing direct sales to large, well-established companies in several industries, including, but not limited to technology, financial services, automotive, retail, and high-affinity groups (sports, entertainment, associations).

      MindArrow generates revenue by:

•	Charging clients for design and production services to create multimedia messages;

•	Providing additional consulting, implementation, and maintenance services on a time and materials basis;

•	Charging clients per transaction for rich media message delivery and tracking; and

•	Obtaining software license fees for MindArrow Amplify and for MindArrow Messenger.

      Through June 30, 2002, 64% of MindArrow’s revenue has been generated from production and consulting service fees, 25% has been generated from per-item transaction charges, and 11% has been generated from software licensing fees.

Business Strategy

      Target clients and industries. MindArrow intends to continue to focus on obtaining clients from the Fortune 1000 that have large sales forces and/or aggressively use the Internet for marketing purposes. Jupiter Media Matrix projects that companies in the financial services, automotive, technology, and media industries will lead online marketing spending through 2005. These are MindArrow’s primary target vertical markets. Rich media is particularly useful for companies in these industries to promote high-margin products or products that involve a long-term relationship between purchasers and the company, such as financial services or long-distance phone service, or products that are better demonstrated through video, such as a sports highlight, movie trailer or music video.

      Technology enhancement. MindArrow intends to continue to develop and introduce new technologies and methods for direct digital marketing in order to provide solutions that fulfill its customers’ communications objectives. Beyond continuous improvement of its current product offering, MindArrow will continue to explore and apply new methods for direct digital communications, which may include instant video communications, wireless delivery, and personal push channels, whether MindArrow develops these solutions internally, acquires technology capabilities that add to its offerings, or enters into strategic partnerships.

      Strategic acquisitions. During the past year MindArrow has added to its technology, products and resources with an end-to-end streaming video product and a patented e-commerce application through the acquisitions of Radical Communication, Inc. and Control Commerce, Inc., respectively. MindArrow intends to continue to seek acquisitions that enhance its value proposition and allow it to build its business strategically.

      Digital marketing relationships. MindArrow has entered relationships with several companies that enable it to extend and strengthen its market presence through complementary product offerings on several dimensions.

•	MindArrow’s technology is compatible with, and its rich media messages can be deployed by, leading email distribution companies.

•	MindArrow’s Messenger software is compatible with and can currently be integrated into Microsoft Outlook, as well as products from major CRM vendors, including Siebel Systems, Pivotal Corporation and Onyx Software; and

•	MindArrow’s digital messaging software is compatible with video capture technologies, which will allow MindArrow to develop direct, personalized video messaging products for selected markets.

      Global expansion. Because MindArrow believes that significant commercial opportunities exist outside of the United States, it intends to expand its business to promising global markets, principally through the adoption of its systems and technology by international companies, sending rich media messages on behalf of U.S.-based clients and entering key foreign markets in Asia and Europe.

Industry

      The Internet and electronic commerce has fundamentally changed the way businesses interact with customers, prospects, partners, investors, employees and other interested constituents. Companies in almost every industry are using the Internet and electronic commerce to redefine the way that goods and services are marketed, sold and distributed.

      Much of the Internet’s rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web’s capabilities and improved user experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and email services to a much richer environment, capable of delivering graphical, interactive and multimedia content.

      “Direct Digital Marketing” allows businesses to cost-effectively target customers through customized email campaigns, interactive web promotions, and online advertising. MindArrow provides integrated solutions that allow clients to create, deliver, track and manage communications, throughout the direct digital marketing value chain.

      With the growth of permission-based email, where individuals sign up or “opt-in” to receive information from specific sources on topics of interest to them, email has become an increasingly important direct marketing tool. According to Jupiter Media Matrix’s October 2001 report, more than 70% of the U.S. population will be online by 2006, compared to approximately 50% in 2001, and email users will receive an average of 170 email messages per week in 2006 (including commercial, personal, and work- or school-related messages). The Jupiter study concludes that more effective targeting technology and increasing use of HTML and rich media email will allow marketers to better target their messages to particular users and audience segments.

      MindArrow believes that it is also well positioned to take advantage of the converging needs in the fast growing markets for eCRM and e-commerce. Data from MindArrow’s products can be used for CRM analysis, and its Messenger product is integrated with several leading CRM offerings. Additionally, MindArrow introduced its first e-commerce product in November 2001, and its clients can now add e-commerce functionality to their digital marketing campaigns. MindArrow believes that its full-service solutions that span from opt-in list-scrubbing to rich media and e -commerce creation to delivery and tracking to data hosting and self-service software, all position MindArrow to benefit from growth in the direct digital marketing industry.

Competition

      The market for digital marketing services is highly competitive and MindArrow expects that competition will continue to intensify. According to a December 2001 study by the Winterberry Group, there are more than 200 marketing services companies or business units that provide email marketing solutions, and it is an industry that is experiencing significant changes and consolidation. MindArrow’s competition is widely distributed among a variety of companies in the digital marketing space, and MindArrow also competes with marketing companies that provide various components of its product and service offerings, including online banner ads and Internet media services. Several of MindArrow’s competitors have longer operating histories, significantly greater financial, technical, marketing, and other resources, with wider recognition and more extensive customer bases.

      Some of the private and publicly-held digital marketing providers include companies such as @Once, 24/7 Media (Nasdaq: TFSM), Bigfoot Interactive, ClickAction (Nasdaq: CLAC), Cheetah Mail, Chordiant Software (Nasdaq: CHRD), Digital Impact (Nasdaq: DIGI), DoubleClick (Nasdaq: DCLK), E.piphany (Nasdaq: EPNY), e-Dialog, Kana Communications (Nasdaq: KANA), NetCreations, Responsys, Silverpop, TMX Interactive, Traffix (Nasdaq: TRFX), and Yahoo! (Nasdaq: YHOO). These companies may focus on certain segments of digital marketing, such as list generation (Cheetah Mail) or data analysis (E.piphany), or may provide more of a services solution (Bigfoot).

      MindArrow also competes for a share of the total budget for production and distribution of marketing materials and targeted content with traditional media such as television, radio and print. MindArrow competes primarily on its technologies and services, and while MindArrow does not compete directly on price, it believes that its products and services provide a solid return on investment compared to traditional marketing methods.

      MindArrow differentiates itself by providing an integrated, full-service solution to create, manage, deliver and track any type of message, from text and HTML to dynamic, rich media content that includes video, audio and animation. MindArrow provides a complete self-service solution for both large email marketing campaigns and one-to-one sales communications. Most rich media vendors offer only campaigns and do not offer the ability to dynamically deliver and track one-to-one messages. In addition, most marketing automation solutions typically only offer text or HTML, and provide limited support for rich media or require a customer to contract with a separate rich media vendor. Moreover, marketing automation solutions typically track only summary statistics about the overall success of a campaign such as how many recipients opened the email or clicked through. MindArrow tracks every recipient individually so a client knows who opened the message, number of unique viewers, content selected, information entered into forms and surveys, etc. In addition to providing digital marketing solutions, MindArrow allows sales organizations and dealers to create and deliver personalized, dynamic messages from any Internet browser by accessing the client’s multimedia and digital document catalog.

      It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Such competition could materially and adversely affect MindArrow’s ability to obtain revenues from either software license or service fees from new or existing customers on terms favorable to MindArrow. Further, competitive pressures may require MindArrow to reduce prices. In either case, MindArrow’s business, operating results and financial condition would be materially and adversely affected. There can be no assurance that MindArrow will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on its business, financial condition and operating results.

Intellectual Property

      MindArrow regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success, and MindArrow relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect its proprietary rights.

      MindArrow’s first patent, “Method and Apparatus for Facilitating Computer Network Transactions,” U.S. Patent No. 6,247,047, was issued in June 2001, after its acquisition of Control Commerce, Inc. This is a method and apparatus patent designed to cover the intellectual property associated with a system for delivering from a database using a URL as a database record pointer, with specific transactional content to a daughter window superimposed over a user’s current browser location, generally for e-commerce transactions. The patent describes the way in which the system can be implemented over a computer network without restrictions to a proprietary technology (such as Java) using industry standard protocols and the lowest common denominator technology.

      MindArrow has 18 patent applications on file with the U.S. Patent and Trademark Office (USPTO) under the Patent Cooperation Treaty designating all member countries, including the United States, essentially all of Europe, Japan, Korea, China, Canada and Mexico. These patent applications were filed beginning in October 1999, with prior art dating back several years, and cover aspects of MindArrow’s proprietary authoring software and its network architecture, as well as methods of using interactive multimedia in sales and marketing communications. MindArrow plans to file additional patent applications in the future with respect to various additional aspects of these and other technologies.

      MindArrow intends to continue to develop proprietary computer software and to seek patent protection for technologies that it considers important to the development of its business. MindArrow marks its software with copyright notices, and files copyright registration applications where appropriate. MindArrow has also filed several federal trademark registration applications for trademarks and service marks it uses. In addition, MindArrow seeks to protect certain proprietary aspects of its products through nondisclosure agreements with its employees, contractors and other third parties. There can, however, be no assurance that any patents, copyright registrations, or trademark registrations applied for by MindArrow will be issued, or if issued, will sufficiently protect its proprietary rights.

Research and Development

      MindArrow has developed several proprietary technologies that are used in a variety of Internet-related products and services. These products and services are continually being enhanced to meet the needs of its clients. MindArrow’s research and development department is organized by area of interest including software development, campaign services, and network management. Each development area requires highly specialized individuals with extensive backgrounds in their respective disciplines.

      MindArrow’s network includes an advanced, high-bandwidth systems operation center that hosts the Messenger solution and delivers and tracks messages. MindArrow co-locates its servers in a secure class 5 data center operated by Exodus Communications, and uses the global network of Akamai servers to deliver its streaming video products. MindArrow’s network is designed for 24/7 message delivery, detailed tracking, with highly redundant systems for fail-over support.

Government Regulation

      Although there are currently relatively few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, taxation, defamation and personal injury), will not expose MindArrow to significant liabilities, slow Internet growth or otherwise hurt MindArrow financially.

      In addition, the Child Online Privacy Protection Act (“COPPA”) became effective as of April 21, 2000. COPPA requires operators of commercial Web sites and online services directed to children (under 13), and general audience sites that know that they are collecting personal information from a child, to:

•	provide parents notice of their information practices;

•	obtain verifiable parental consent before collecting a child’s personal information, with certain limited exceptions;

•	give parents a choice as to whether their child’s information will be disclosed to third parties;

•	provide parents access to their child’s personal information and allow them to review it and/or have it deleted;

•	give parents the opportunity to prevent further use or collection of information; not require a child to provide more information than is reasonably necessary to participate in an activity; and

•	maintain the confidentiality, security, and integrity of information collected from children.

      MindArrow does not knowingly collect and disclose personal information from such minors, and therefore believe that it is fully compliant with COPPA. However, the manner in which COPPA may be interpreted and enforced cannot be fully determined, and thus COPPA and future legislation such as COPPA could subject MindArrow to potential liability, which in turn would harm MindArrow’s business.

Employees

      As of June 30, 2002, MindArrow had 51 full-time employees, including 16 in its Hong Kong office. None of MindArrow’s employees are subject to a collective bargaining agreement and it believes that its relations with its employees are good.

Properties

      MindArrow owns no real property. The Company’s headquarters and production facilities are located at 2120 Main Street, Suite 200, Huntington Beach, California 92648. The base rent is $5,102 per month and the lease expires in April 2003. In New York City, we are leasing office space on a month-to-month basis for $8,267 per month. In Hong Kong, we lease space at a rate of $5,576 per month, expiring in August 2003.

Legal Proceedings

      From time to time, MindArrow is involved in legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. MindArrow is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on MindArrow’s consolidated financial position or results of operations.

      MindArrow is the plaintiff in civil litigation seeking recovery of restitution and unspecified damages arising from the fraud perpetrated against MindArrow by its former transfer agent. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of MindArrow — Results of Operations”.

      MindArrow is a defendant in a lawsuit filed by its former landlord on April 12, 2002 in the Superior Court of California, County of Orange, resulting from default of payment on MindArrow’s Aliso Viejo office lease. MindArrow vacated the space in May 2002 and owes back rent and expenses of approximately $128,000. MindArrow anticipates additional settlement costs to be approximately $393,000 and has included these costs in its financial results for the quarter ended June 30, 2002.

      MindArrow is a defendant in a lawsuit filed by Sunrise International Leasing Corporation in the District Court, Fourth Judicial District, in the County of Hennepin, Minnesota, on May 6, 2002, for default of payment and breach of lease on two equipment leases. The plaintiff is seeking return of the equipment, together with monetary damages in the amount of $170,850, costs and attorney fees. MindArrow anticipates returning the equipment and settling for damages, the full amount of which has been included in its accounts payable and accrued liabilities as of June 30, 2002.

      MindArrow is a defendant in a lawsuit filed by EMC Corporation in the Orange County Superior Court in California on July 11, 2002 for failure of payment on equipment. The plaintiff is seeking monetary damages in the amount of $117,526. MindArrow anticipates settling for damages, the full amount of which has been included in its accounts payable and accrued liabilities as of June 30, 2002.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MINDARROW

      The following table sets forth MindArrow’s unaudited quarterly consolidated statements of operations data for the two fiscal years ended September 30, 2001 and the nine months ended June 30, 2002. In the opinion of management, this data has been prepared on a basis substantially consistent with the audited consolidated financial statements appearing elsewhere in this joint proxy/ prospectus, and include all adjustments necessary for a fair presentation of data. The quarterly data should be read together with MindArrow’s consolidated financial statements and related notes appearing elsewhere in this joint proxy/ prospectus. The operating results are not necessarily indicative of the results to be expected in any future period.

	Three Months Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	1999	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(Dollars in thousands, except per share data)
Revenues	$29	$286	$606	$721	$999	$918	$823	$795	$1,082	$764	$1,236

Operating expenses:
Development	386	460	595	780	814	709	622	652	864	717	501
Production	90	133	442	374	434	436	431	676	540	448	370
Sales and marketing	790	2,819	1,633	2,426	2,158	1,605	1,206	1,310	889	765	673
General and admin	910	2,095	1,438	1,770	2,325	1,298	1,022	1,399	757	806	623
Depr. and amort	158	239	534	596	669	665	698	818	892	878	754
Loss on relocation	—	—	—	—	—	—	—	—	—	—	804
Loss on disposal	—	—	—	—	—	—	—	265	—	—	—

	2,334	5,746	4,642	5,946	6,400	4,713	3,979	5,120	3,943	3,615	3,726
Operating loss	(2,305)	(5,460)	(4,036)	(5,225)	(5,401)	(3,795)	(3,156)	(4,325)	(2,861)	(2,851)	(2,489)
Interest income	52	41	207	237	120	71	31	10	4	1	1
Interest expense	—	—	—	—	—	—	—	(580)	(86)	(21)	(132)
Other income (expense)	—	—	—	—	(100)	33	2	96	—	10	1
Recovery (loss) on transfer agent fraud	—	—	—	—	—	(19,439)	(170)	(49)	3,608	(59)	806
Minority interest	—	—	15	5	—	—	—	—	—	—	—

Net income (loss)	(2,253)	(5,419)	(3,814)	(4,983)	(5,381)	(23,130)	(3,293)	(4,848)	666	(2,921)	(1,813)
Value of stock dividend on preferred stock	—	—	—	—	—	—	—	—	—	—	(584)
Beneficial conversion on preferred stock	—	(12,346)	—	—	—	—	—	—	—	—	—

Net income (loss) available to common stockholders	$(2,253)	$(17,765)	$(3,814)	$(4,983)	$(5,381)	$(23,130)	$(3,293)	$(4,848)	$666	$(2,921)	$(2,397)

Earnings (loss) per share
Basic	$(0.23)	$(1.82)	$(0.38)	$(0.49)	$(0.53)	$(2.16)	$(0.30)	$(0.41)	$0.05	$(0.17)	$(0.12)

Diluted	$(0.23)	$(1.82)	$(0.38)	$(0.49)	$(0.53)	$(2.16)	$(0.30)	$(0.41)	$0.04	$(0.17)	$(0.12)

Shares used in computation of earnings (loss) per share
Basic	9,616	9,749	9,987	10,078	10,241	10,710	10,867	11,879	14,483	17,223	20,557

Diluted	9,616	9,749	9,987	10,078	10,241	10,710	10,867	11,879	18,475	17,223	20,557

      MindArrow’s quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, including:

•	the demand for MindArrow’s services;

•	the addition or loss of individual clients;

•	the amount and timing of capital expenditures and other costs relating to the expansion of operations;

•	the introduction of new products or services by MindArrow or its competitors; and

•	general economic conditions and economic conditions specific to the Internet, such as electronic commerce and online media.

      Any one of these factors could cause MindArrow’s revenues and operating results to vary significantly. In addition, as a strategic response to changes in the competitive environment, MindArrow may from time to time make certain pricing, service or marketing decisions or acquisitions that could significantly hurt its operating results in a given period.

      Due to all of the foregoing factors, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Furthermore, it is possible that operating results in one or more quarters will fail to meet the expectations of securities analysts or investors. In such event, the market price of MindArrow’s common stock could drop.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF MINDARROW

      The following discussion should be read together with MindArrow’s consolidated financial statements and related notes included elsewhere in this report.

Overview

      MindArrow was incorporated in April 1999 as eCommercial.com, and changed its name to MindArrow Systems, Inc. effective March 31, 2000. On April 24, 2000, MindArrow acquired majority control of Fusionactive, Ltd. which in December 2001 changed its name to MindArrow Asia Ltd., and it acquired the remaining minority interest in January 2002. On June 18, 2001, MindArrow acquired Control Commerce, Inc., a developer of e-commerce software. On September 12, 2001, MindArrow acquired substantially all of the assets of Radical Communication, Inc., a developer of rich media streaming video software.

      Through June 30, 2002, MindArrow’s revenues were derived from the production and delivery of rich media messages as well as software license fees. Production services include theme development, design and layout, video production, special effects, web page design and creation, reporting and strategy consultation.

      Revenues are recognized by MindArrow when the consulting or production services are rendered and messages are delivered. MindArrow recognizes software license fee revenue when persuasive evidence of an agreement exists, the product has been delivered, MindArrow has no remaining significant obligations with regard to implementation, the license fee is fixed or determinable and collection of the fee is probable. MindArrow Asia’s revenue from media sales is recognized upon placing advertisements. Revenue from consulting is recognized as the services are rendered.

      MindArrow records cash receipts from clients and billed amounts due from clients in excess of revenue recognized as deferred revenue. The timing and amount of cash receipts from clients can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of deferred revenue in any given period.

      MindArrow currently sells its products and services through a direct sales force and a small network of sales affiliates.

      The capital requirements associated with developing MindArrow’s network and corporate infrastructure have been and will continue to be significant. MindArrow has been substantially dependent on private placements of its equity securities to fund such requirements.

      At June 30, 2002, MindArrow had available cash of approximately $1.2 million and negative working capital of approximately $2.0 million. This negative working capital balance includes as current liabilities approximately $800,000 of deferred revenues as well as a payment of $500,000 due October 1, 2002 on a promissory note issued in connection with MindArrow’s acquisition of substantially all of the assets of Radical Communication, Inc. in September 2001. In August 2002, MindArrow raised $740,000 in cash and $250,000 from the conversion of a portion of the promissory note payment due on October 1, 2002, thereby reducing MindArrow’s working capital deficit by $990,000. In addition, during the quarter ended June 30, 2002, MindArrow took further steps to reduce monthly cash operating expenses. MindArrow currently estimates that its cash operating expenses are approximately $600,000 per month. Over the past year MindArrow’s revenues have averaged nearly $300,000 per month and during the quarter ended June 30, 2002, revenues increased to an average of $412,000 per month. Although MindArrow believes that as a result of an existing backlog of contracts and anticipated new contracts, its monthly revenues will continue to increase, there can be no assurance that this will happen. Based on MindArrow’s current operating plan, available cash, and financing commitments currently in place, MindArrow estimates that it may need to obtain additional financing prior to December 31, 2002. This need may also be eliminated with the resources available from the combined business of MindArrow and Category 5 Technologies, should the proposed merger be consummated. In their report on MindArrow’s consolidated financial statements for the year ended September 30, 2001, MindArrow’s auditors expressed significant doubt about its ability to continue as a going concern. THERE CAN BE NO ASSURANCE THAT ANY ADDITIONAL FINANCING WILL BE AVAILA-

BLE ON ACCEPTABLE TERMS, IF AT ALL. IF MINDARROW IS UNSUCCESSFUL IN RAISING ADDITIONAL FUNDS, ITS LIQUIDITY POSITION WILL BE MATERIALLY AND ADVERSELY AFFECTED AND IT COULD BE REQUIRED TO MAKE DRASTIC COST REDUCTIONS, WHICH WOULD NEGATIVELY IMPACT ITS OPERATIONS.

      Although MindArrow believes its assumptions underlying its operating plan to be reasonable, it lacks the operating history of a more seasoned company and there can be no assurance that its forecasts will prove accurate. In the event that MindArrow’s plans change, its assumptions change or prove inaccurate, if the committed financing from East-West Capital Associates, Inc. fell through, or if future private placements, other capital resources and projected cash flow otherwise prove to be insufficient to fund operations, it could be required to seek additional financing sooner than currently anticipated. To the extent that MindArrow is able to raise additional funds and it involves the sale of its equity securities, the interests of its stockholders could be substantially diluted.

Results of Operations

      For the three and nine months ended June 30, 2002 and 2001, revenues totaled $1,236,345 and $3,082,482, respectively, compared to $822,729 and $2,739,253 for the corresponding periods in fiscal 2001. The increase of 50% and 13% from the same periods of the previous year was primarily due to recognition of revenue on a large custom software development engagement as well as other large engagements.

      For the period from March 26, 1999 (inception) to September 30, 1999 and for the years ended September 30, 2000 and 2001, revenues totaled $6,250, $1,641,895 and $3,534,777, respectively. The increase from the previous periods was due to MindArrow’s expanded product and service offerings and the overall growth of its customer base.

      For the three and nine months ended June 30, 2002, MindArrow’s net loss available to common stockholders was $2,397,464, or $0.12 per share, and $4,652,347, or $0.27 per share, respectively, after giving effect to the value of the shares issued in exchange for the conversion of preferred stocks which has been treated as a stock dividend. For the three and nine months ended June 30, 2002, MindArrow’s net loss was $1,813,319, or $0.09 per share, and $4,068,202, or $0.23 per share, respectively, compared to $3,292,632, or $0.30 per share, and $31,803,636, or $3.00 per share for the corresponding periods in fiscal 2001. The decrease in loss of 45% and 87% from the same periods in the prior year can be attributed to the loss on transfer agent fraud recorded in fiscal 2001 in addition to recoveries on transfer agent fraud and cost cutting measures implemented in fiscal 2002.

      For the quarter ended June 30, 2002, operating expenses of $3,725,649 included non-cash charges of: $753,963 for depreciation and amortization; $60,000 of stock-based compensation, and $28,333 for loan forgiveness. In addition, the following non-recurring amounts were also included: $804,308 in connection with relocating MindArrow’s offices and approximately $110,000 in facilities-related costs that will be eliminated in future quarters; $157,472 of personnel costs related to severance and reinstatement of back salaries; and approximately $45,000 of financing-related Nasdaq fees. This results in recurring cash-based expenses of $1,766,573 for the quarter, or approximately $589,000 per month.

      For the periods ended September 30, 1999, 2000 and 2001 MindArrow’s net loss was $2,350,451, $16,468,771 and $36,652,427, respectively. The loss for all periods can be attributed to development, marketing and selling, and general and administrative expenses incurred to expand MindArrow’s operations. As a result of the beneficial conversion feature on preferred stock of $1,043,142 and $12,346,440, respectively, MindArrow’s net loss available to common stockholders was $3,393,593, or $0.39 per share, and $28,815,211, or $2.95 per share, for the period ended September 30, 1999 and the year ended September 30, 2000, respectively, and $3.36 per share for the year ended September 30, 2001.

      In February 2001, MindArrow determined that between May 21, 1999 and April 7, 2000 stock certificates representing 1,107,951 shares (the “Discrepant Shares”) were illegally authenticated by MindArrow’s prior transfer agent or others acting on its behalf. The Discrepant Shares were not recorded in the stock ledger records kept by the former transfer agent. Following the discovery of potential criminal activity,

MindArrow contacted law enforcement officials, Nasdaq and the SEC and assisted law enforcement in the investigation of this matter. On February 5, 2001, Nasdaq halted trading of MindArrow’s common stock on the Nasdaq SmallCap Market. On May 1, 2001 trading resumed.

      In order to offset the impact of recognizing additional shares in the hands of innocent purchasers, two significant stockholders entered into an agreement with MindArrow pursuant to which they agreed to contribute for cancellation by MindArrow 1,107,951 shares owned by them. This contribution of shares was made concurrent with the exchange of new shares for the wrongly authenticated certificates. The agreement provides that in the event that any of the Discrepant Shares are recovered by MindArrow, an equivalent number of shares shall be issued to the two contributing stockholders. In the event that MindArrow recovers cash or property other than the Discrepant Shares, then MindArrow shall issue shares of its common stock to the contributing stockholders at a rate of one share of common stock for every $4.50 in property or cash recovered. In no event shall MindArrow be obligated to issue more than 1,107,951 shares pursuant to the agreement.

      On March 30, 2001, MindArrow issued new shares in exchange for the Discrepant Shares and the 1,107,951 shares agreed to be contributed by the two significant stockholders were contributed to MindArrow and cancelled. No gain or loss has been recognized by MindArrow as a result of the share contribution.

      The Discrepant Shares entered the public float over a period of approximately eleven months. In connection with the exchange, MindArrow determined that under generally accepted accounting principles it should record a non-recurring, non-cash charge of $18,682,398 at the time the exchange of new shares for the Discrepant Shares occurs. Accordingly, this non-cash charge is reflected in the accompanying consolidated financial statements for the year ended September 30, 2001. This amount represents the estimated market value of the Discrepant Shares at the time they entered the public float. The charge had no impact on total stockholders’ equity, as MindArrow concurrently recorded an $18,682,398 increase to additional paid-in capital. Any amounts recovered by MindArrow from the perpetrators of the fraud will be recorded as non-operating income at the time of the recovery. The loss on transfer agent fraud of $19,658,753 on the accompanying consolidated statement of operations includes legal and other costs associated with investigating the fraud, implementing the share exchange, pursuing resolution of the trading halt, and recovery of assets.

      On June 25, 2001, the former transfer agent and her accomplice were convicted of crimes arising out of their fraudulent issuance of shares, and have agreed as part of their plea agreement to pay restitution. In early 2001, authorities seized $4.5 million in assets from the perpetrators. As the victim of the crime, MindArrow petitioned the Asset Forfeiture Division of the U.S. Attorney’s Office for remission of these funds.

      In October 2001, MindArrow received approximately $3.6 million in cash that was seized from its former transfer agent and her accomplice. Accordingly, MindArrow issued an aggregate of 764,381 shares of common stock to two of its stockholders who had previously contributed for cancellation by MindArrow 1,107,951 shares owned by them. In December 2001, MindArrow received two seized automobiles valued at $90,000 and issued an additional 18,779 shares of common stock to the contributing stockholders. In May 2002, MindArrow received an additional $798,350 in seized cash, and it issued 177,411 shares of common stock to the contributing stockholders. In June 2002, MindArrow received one seized automobile valued at $15,000 and will issue an additional 3,177 shares to the contributing stockholders. At sentencing hearings in April and July 2002, the perpetrators were ordered to pay to MindArrow $10.9 million in restitution in addition to amounts already received. Of that amount, $509,000 is due prior to December 31, 2002. MindArrow continues to pursue potential sources of recovery of the loss incurred as a result of the fraud and the Audit Committee of the board of directors has retained special counsel to assist it in pursuing potential sources of recovery and MindArrow has filed civil litigation seeking restitution and unspecified damages. Eight individuals and twelve entities have been named as defendants in lawsuits initiated by the Company. MindArrow cannot predict whether or when it will obtain any additional recovery. Because of the uncertainties surrounding recoveries, MindArrow will not record the impact of recoveries until amounts or assets are received. The recovery on transfer agent fraud of $4,354,716 on the accompanying consolidated statement of operations is net of approximately $127,000 of legal and other costs associated with pursuing recovery of assets for the nine months ended June 30, 2002.

      Development expenses consist primarily of salaries and related expenses for software engineers and other technical personnel, including consultants, and were focused on continued advancements in multimedia communication technology and continued development of MindArrow Messenger and integrating technology acquired in the Control Commerce and Radical Communication acquisitions. Total development costs for the three and nine months ended June 30, 2002 amounted to $500,961 and $2,082,558, respectively, compared to $621,786 and $2,144,665 for the corresponding periods in fiscal 2001. Total development costs for the periods ended September 30, 1999, 2000 and 2001 amounted to $320,766, $2,220,276 and $2,796,716. MindArrow charges all research and development expenses to operations as incurred. MindArrow believes that continued investment in research and development is critical to its long-term success. During the quarter ended June 30, 2002, MindArrow completed certain development initiatives and subsequently reduced costs significantly. Accordingly, MindArrow expects research and development costs to decrease in terms of both absolute dollars and as a percentage of revenues.

      Production efforts focused on building a team of creative design and client service personnel to produce rich media messages and help MindArrow’s clients implement its MindArrow Messenger and RadicalMail software suites. Total production costs for the three and nine months ended June 30, 2002 amounted to $370,374 and $1,358,977, respectively, compared to $431,082 and $1,301,044 for the corresponding periods in fiscal 2001. Total production costs for the periods ended September 30, 1999, 2000 and 2001 amounted to $139,674, $1,038,963 and $1,977,973, respectively.

      Sales and marketing expenses for the three and nine months ended June 30, 2002 amounted to $673,104 and $2,327,443, respectively, compared to $1,205,964 and $4,969,565 for the corresponding periods in fiscal 2001. The expenses consisted primarily of salaries and related expenses for developing MindArrow’s direct and reseller organizations, as well as marketing expenses designed to create and promote brand awareness. The 44% and 53% decrease from the same periods in the prior year can be attributed to cost-cutting measures and shifting resources to relationship-based sales efforts from broader, branding-based marketing. To that end, MindArrow added several senior sales and marketing executives to its team that bring significant industry experience and relationships. MindArrow intends to leverage these relationships while aggressively managing its costs of selling.

      Sales and marketing expenses for the periods ended September 30, 1999, 2000 and 2001 amounted to $1,060,795, $7,666,936 and $6,279,039, respectively, and consisted primarily of salaries and related expenses for developing MindArrow’s direct and affiliate organizations, as well as marketing expenses designed to create and promote brand awareness. Included in this amount for the period ended September 30, 1999 is a non-cash charge of $240,000, which represents the value of the common stock issued upon the signing of an agreement with Lockheed Martin Corporation, and a non-cash charge of $78,780, which represents compensation expense related to the issuance of stock options. Included in the totals for the years ended September 30, 2000 and 2001 are non-cash charges of $1,787,035 and $167,521, which represent compensation expense related to the issuance of stock options and warrants. MindArrow does not anticipate recording significant stock-based compensation in the future.

      General and administrative costs amounted to $622,939 and $2,186,497 for the three and nine months ended June 30, 2002, respectively, compared to $1,022,201 and $4,644,713 for the corresponding periods in fiscal 2001. The costs primarily included salaries and related expenses for administrative, finance and human resources personnel, professional fees and other costs of operating as a public company. The 39% and 53% decrease from the same periods in the prior year can be attributed to cost cutting measures. Included in the amount for the nine months ended June 30, 2001 is a one time charge of approximately $1.2 million related to the termination of one employment contract and two consulting contracts with former executive officers. Included in the amount for the quarter ended June 30, 2002, are non-cash charges of $60,000 of stock-based compensation and $28,333 for loan forgiveness. In addition, the following non-recurring amounts were also included: approximately $110,000 in facilities-related costs that will be eliminated in future quarters; $157,472 of personnel costs related to severance and reinstatement of back salaries; and approximately $45,000 of financing-related Nasdaq fees. During the quarter ended June 30, 2002, increased efficiencies in MindArrow’s processes permitted it to reduce future legal, facilities and administrative costs. Accordingly, MindArrow expects general and administrative costs to decrease accordingly.

      In May 2002, MindArrow moved its corporate offices from Aliso Viejo, California to Huntington Beach, California. In connection with this move, MindArrow recorded losses of approximately $411,000 related to the disposal or write-down of leasehold improvements, furniture and equipment. Additionally, MindArrow is currently in default on the Aliso Viejo lease and in litigation with the landlord. Estimated settlement costs of approximately of $393,000 have been included in the quarter ended June 30, 2002.

      General and administrative costs of $685,943, $6,214,428 and $6,043,092 for the periods ended September 30, 1999, 2000 and 2001, respectively, primarily included salaries and related expenses for administrative, finance and human resources personnel, professional fees and other costs of operating as a public company. Included in these amounts are non-cash charges of $86,455, $1,811,299 and $331,770 for the periods ended September 30, 1999, 2000 and 2001, which represent compensation expense related to the issuance of stock options and warrants. MindArrow does not anticipate recording significant stock-based compensation in the future. Also included in the balance for the year ended September 30, 2001 are charges of $1.2 million for settlement of consulting and employment contracts that were terminated as of December 31, 2000, and a charge of approximately $400,000 to reserve for the doubtful collection of amounts due from former related parties.

      Stock-based compensation increased to $3,611,679 for the year ended September 30, 2000 from $167,923 for the period ended September 30, 1999 and decreased to $521,101 for the year ended September 30, 2001. These fluctuations were attributable to the fair value of warrants as calculated using the Black-Scholes option pricing model. Amortization of unearned stock-based compensation represents the difference between the exercise price of stock option grants and the deemed fair value of MindArrow’s stock at the time of such grants. Such amounts are amortized over the vesting period for such grants, which is typically three years. At September 30, 2001 MindArrow had no unearned stock-based compensation remaining to be amortized.

Recent Financings

      In June 2002, MindArrow obtained a commitment for up to $4 million in additional financing by offering up to 10 million shares of common stock at a price of $0.40 per share. MindArrow received an initial $1.8 million in proceeds, net of approximately $500,000 in costs, and issued 4,400,000 shares during the quarter ended June 30, 2002. In August 2002, MindArrow’s stockholders approved the terms of the transaction and received $740,000 under the agreement, and $250,000 was converted into equity. Another $450,000 is to be provided by September 30, 2002, and the final $800,000 will be made available if requested by MindArrow’s board on thirty days notice, at any time up to nine months subsequent to closing or termination of the Category 5 merger. MindArrow has also entered into advisory and consulting agreements with the investor to provide strategic consulting and other services, in return for the issuance of warrants to purchase up to 9 million shares of MindArrow’s common stock, at prices ranging from $0.50 to $1.25. Should all warrants in connection with these transactions be exercised, MindArrow would receive an additional $7.5 million in cash.

      In April 2002, MindArrow received bridge loans in the amount of $550,000 which were repaid in full in May 2002. The bridge loans accrued interest at the rate of 15% per annum, and were secured by any amounts recovered in connection with the transfer agent fraud, MindArrow’s receivables and patents. The notes matured on the earlier of the release of forfeiture proceeds or various dates through July 10, 2002. As consideration for entering into the bridge loans MindArrow issued detachable warrants to purchase up to 275,000 shares of common stock at exercise prices from $0.64 to $0.74 per share.

      In April 2002, MindArrow’s board approved the reduction in the price of a previously-issued warrant for 2,000,000 shares from $2.00 per share to $0.37 per share, in exchange for the immediate exercise thereof. Net proceeds amounted to $740,000 in cash to MindArrow.

      In late March 2002, MindArrow received a $250,000 bridge loan which was repaid in full in May 2002. The bridge loan accrued interest at the rate of 24.9% per annum, was secured by any amounts recovered in connection with the transfer agent fraud, and matured on the earlier of May 28, 2002, or the release of those forfeiture proceeds. As consideration for entering into the bridge loan MindArrow issued detachable warrants to purchase up to 250,000 shares of common stock at an exercise price of $0.58 per share. MindArrow also paid a commitment fee of $12,500 and issued 25,000 shares of common stock at $0.53 per share.

      In December 2001, MindArrow received a $350,000 bridge loan, accruing interest at 10% per annum that was repaid in full in December 2001. As consideration for entering into the bridge loan, MindArrow issued a warrant to purchase up to 50,000 shares of its common stock at an exercise price of $1.15 per share and paid a placement fee of $17,500.

      In December 2001, MindArrow conducted a private placement of its common stock to raise capital in which it sold a total of 2,500,000 shares of its common stock, raising gross proceeds of $1,500,000. The net proceeds from the offering, after repayment of the $350,000 bridge loan and payment of offering fees and expenses of approximately $202,000, was used by MindArrow for general working capital purposes. KSH Investment Group, Inc. acted as the placement agent for the private placement. As partial consideration for KSH’s services, MindArrow issued to KSH warrants to purchase 500,000 shares of its common stock at an exercise price of $1.00 per share.

      In September 2001, MindArrow received a $1 million bridge loan from an investor. The bridge loan accrued interest at the rate of 15% per annum, was secured by the amounts recovered in connection with the transfer agent fraud, and matured on the earlier of December 31, 2001 or the release of those forfeiture proceeds. As consideration for entering into the bridge loan MindArrow issued warrants to purchase 400,000 shares of common stock at an exercise price of $0.50 per share, paid a commitment fee of $50,000 and issued 50,000 shares of common stock. The bridge loan was repaid in full in October 2001.

      In September 2001, MindArrow received a $500,000 bridge loan from an investor. The bridge loan accrued interest at the rate of 24.9% per annum and matured on the earlier of November 13, 2001, or the release of the proceeds of forfeiture related to the transfer agent fraud. The note was secured by the amounts recovered in connection with the transfer agent fraud. As consideration for entering into the bridge loan MindArrow paid a commitment fee of $50,000. All interest charges were paid by issuing 39,904 shares of MindArrow’s common stock in lieu of cash. The bridge loan was repaid in full in October 2001.

      In September 2001, MindArrow received a $550,000 bridge loan from a group of investors. The bridge loan accrued interest at the rate of 15% per annum and matured on the earlier of March 31, 2002 or the release of the proceeds of forfeiture related to the transfer agent fraud. $510,000 of this bridge loan was repaid in October 2001 and the remainder was deferred by the holders and was repaid by May 2002. As consideration for entering into the bridge loan MindArrow granted warrants to purchase 550,000 shares of common stock at an exercise price of $0.50 per share.

      In December 2001, MindArrow received a $350,000 bridge loan, accruing interest at 10% per annum. As consideration for entering into the bridge loan, MindArrow issued a warrant to purchase up to 50,000 shares of its common stock at an exercise price of $1.15 per share, and paid a placement fee of $17,500.

      In December 2001, MindArrow conducted a private placement of its common stock to raise capital in which it offered up to 2,500,000 shares of its common stock at a price of $0.60 per share. MindArrow consummated closings under this private placement on December 20 and 28, 2001 in which it sold a total of 2,415,000 shares of its common stock, raising gross proceeds of $1,449,000. The net proceeds from the offering, after repayment of the $350,000 bridge loan and payment of offering fees and expenses of approximately $185,000, will be used by MindArrow for general working capital purposes. KSH Investment Group, Inc. acted as the placement agent for the private placement. As partial consideration for KSH’s services, MindArrow is obligated to issue to KSH warrants to purchase 500,000 shares of its common stock at an exercise price of $1.00 per share.

Liquidity and Sources of Capital

      At June 30, 2002, MindArrow had available cash of approximately $1.2 million and negative working capital of approximately $2.0 million. This negative working capital balance includes as current liabilities approximately $800,000 of deferred revenues as well as a payment of $500,000 due October 1, 2002 on a promissory note issued in connection with MindArrow’s acquisition of substantially all of the assets of Radical

Communication, Inc. in September 2001. In August 2002, MindArrow raised $740,000 in cash and $250,000 from the conversion of a portion of the promissory note payment due on October 1, 2002, thereby reducing MindArrow’s working capital deficit by $990,000. In addition, during the quarter ended June 30, 2002, MindArrow took further steps to reduce monthly cash operating expenses. MindArrow currently estimates that its cash operating expenses are approximately $600,000 per month. Over the past year MindArrow’s revenues have averaged nearly $300,000 per month and during the quarter ended June 30, 2002, revenues increased to an average of $412,000 per month. Although MindArrow believes that as a result of an existing backlog of contracts and anticipated new contracts, its monthly revenues will continue to increase, there can be no assurance that this will happen. Based on MindArrow’s current operating plan and available cash, MindArrow estimates that it will need to obtain additional financing prior to December 31, 2002.

      As of June 30, 2002 and September 30, 2001, MindArrow had current assets of $2,305,688 and $2,266,319, respectively, and current liabilities of $4,367,907 and $6,134,462, respectively. This represents a working capital deficit of $2,062,219 and $3,868,143 at June 30, 2002 and September 30, 2001, respectively.

      For the nine months ended June 30, 2002, $1,070,255 was used in operations compared to $8,308,278 for the nine months ended June 30, 2001. The 87% decrease in cash used in operations resulted from the recoveries from the transfer agent fraud and from reductions in costs in all areas. For the nine months ended June 30, 2002, $47 was provided by investing activities compared to $181,533 during the nine months ended June 30, 2001. During the nine months ended June 30, 2002, $931,820 was provided by financing activities compared to $62,517 used in financing activities during the nine months ended June 30, 2001.

      As of September 30, 1999, 2000 and 2001, MindArrow had current assets of $4,894,143, $12,925,425 and $2,266,319, respectively, and current liabilities of $2,543,090, $1,932,746 and $6,134,462, respectively. This represents working capital of $2,351,053 at September 30, 1999, $10,992,679 at September 30, 2000, and a deficit of $3,868,143 at September 30, 2001.

      For the periods ended September 30, 1999, 2000 and 2001, MindArrow used $2,013,188, $12,442,859 and $11,283,957, respectively, of cash for operating activities, which were primarily focused on growing its organizational infrastructure to be able to service its clients. For the periods ended September 30, 1999 and 2000, $1,263,133 and $3,416,157, respectively, was used in investing activities, primarily for acquisitions of fixed assets used to expand MindArrow’s technology infrastructure and network. During the year ended September 30, 2001, $209,415 was provided by investing activities, primarily from MindArrow’s acquisition of Control Commerce, Inc. During the periods ended September 30, 1999, 2000 and 2001, $8,021,062, $21,728,172 and $1,806,021 was provided by financing activities, primarily from issuance of preferred stock and proceeds from notes payable.

Recent Accounting Pronouncements

      On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for MindArrow are as follows:

•	All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

•	Identifiable intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

•	Goodwill, as well as other intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and other intangible assets with indefinite lives will no longer be subject to amortization.

•	Effective October 1, 2002, goodwill and other intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

      All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

      MindArrow will continue to amortize goodwill and other intangible assets recognized prior to July 1, 2001, under its current method until October 1, 2002, at which time goodwill amortization will no longer be recognized. By September 30, 2003 MindArrow will have completed a transitional fair value based impairment test of goodwill as of October 1, 2002. By December 31, 2002, MindArrow will have completed a transitional impairment test of all other intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended December 31, 2002, as a cumulative effect of a change in accounting principle.

      In August 2001, the Financial Accounting Standards Board issued SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. This statement supersedes SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of” and Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. This Statement retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. The provisions of this statement are required to be adopted no later than fiscal years beginning after December 31, 2001, with early adoption encouraged. MindArrow is currently evaluating the impact of the adoption of SFAS 144 but does not expect its impact to be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      MindArrow does not believe that it currently has material exposure to interest rate, foreign currency exchange rate or other relevant market risks.

      Interest Rate and Market Risk. MindArrow’s exposure to market risk for changes in interest rates relates primarily to its investment profile. As of November 30, 2001, MindArrow’s investment portfolio consisted primarily of cash and cash equivalents, substantially all of which were held at one financial institution. MindArrow does not use derivative financial instruments in its investment portfolio.

      Foreign Currency Exchange Risk. MindArrow does not believe that we currently have material exposure to foreign currency exchange risk because of the relative insignificance of its foreign subsidiaries. MindArrow intends to assess the need to use financial instruments to hedge currency exposures on an ongoing basis. MindArrow does not use derivative financial instruments for speculative trading purposes.

MANAGEMENT OF MINDARROW

      MindArrow’s directors and executive officers, their respective ages and positions with MindArrow as of July 31, 2002 are as follows:

Name	Age	Position

Robert I. Webber	43	Chief Executive Officer, President, Director
Merv Adelson	72	Director
Joel Schoenfeld	51	Director
Joseph N. Matlock, Jr.	53	Director
Bruce Maggin	59	Director
Bruce Stein	47	Director
Michael R. Friedl	38	Chief Financial Officer, Secretary, Treasurer

      Robert I. Webber, Chief Executive Officer, President, and Director. Mr. Webber joined MindArrow in June 2000 as President, Chief Operating Officer and a director of MindArrow and was appointed Chief Executive Officer on June 30, 2000. From 1998 until joining MindArrow, Mr. Webber served as president, CEO and director of Silicon Film Technologies, a developer of digital imaging software and hardware products. Mr. Webber resigned his position as president and CEO of Silicon Film Technologies in June 2000. On October 4, 2001, more than sixteen months later, Silicon Film Technologies filed a voluntary petition of bankruptcy under Chapter 7 of the U.S. Bankruptcy Code. From 1997 to 1998, Mr. Webber was president and a director of Inari Inc. (formerly Intelogis), a Novell spin-off that develops and sells power-line networking products for the OEM and consumer markets. From 1993 to 1997, he was an executive at the international management consulting firm McKinsey & Company. Previously, he worked as a corporate and securities attorney at Skadden, Arps, Slate, Meagher & Flom. Mr. Webber holds a B.A. from Brigham Young University, a J.D. from Columbia Law School, and an M.B.A. from the Harvard Business School.

      Merv Adelson, Director. Mr. Adelson joined MindArrow’s board of directors in June 2002. He is the founding partner of East-West Venture Group. Mr. Adelson is the co-founder of Lorimar Telepictures, where he served as Chairman and CEO. During his tenure, Lorimar became the world’s largest producer of television programming, as well as a prominent motion picture production company. In 1990, he merged Lorimar into Warner Communications and became Vice-Chairman of Time Warner soon thereafter. Mr. Adelson also was responsible for developing Lorimar’s advertising subsidiary, then known as Bozell, into one of the world’s top full-service agencies. Throughout the 1990s, Mr. Adelson served on the board of Time Warner (NYSE: TWX), where he was chairman of the finance committee. He is also currently a member of the board of trustees of the Aspen Institute and the American Film Institute; and a member of the Academy of Motion Picture Arts and Sciences and the Academy of Television Arts and Sciences.

      Joel Schoenfeld, Director. Mr. Schoenfeld was elected to MindArrow’s board of directors in June 2000. Mr. Schoenfeld has been a principal of Schoenfeld Consulting since April 2000. From 1989 until March 2000, he served as Senior Vice President and General Counsel of BMG Entertainment. From 1977 until 1989, he served as Executive Vice President and General Counsel of the Recording Industry Artists Association. He currently serves on the board of directors of TouchTunes Music Corporation and he has been elected to the board of directors of Thinkpath, Inc. Mr. Schoenfeld also currently serves as a member of the executive board and central board of directors of IFPI, the international trade federation for the worldwide music business and the Music for Youth Foundation. He holds a B.A. in Political Science and International Relations from Syracuse University and a J.D. from New York Law School.

      Joseph N. Matlock, Jr., Director. Mr. Matlock, who joined MindArrow’s board in February 2001, is the chairman and CEO of Iliad Partners, and is an active board member of several Texas-based technology investment entities. Mr. Matlock also serves as a director and on the audit and compensation committees of DSI Toys Inc., and has served as a director and consultant for Texas Heritage Bank, which was recently acquired by Regions Financial Corp. He is the founder of Afford America Inc., which specializes in land development and home ownership for the working poor. Prior to undertaking his present duties, Mr. Matlock served as chairman, president and CEO of Franklin Federal, and as executive vice president of Bank of America-Texas. Mr. Matlock received his BBA and MBA from the University of Texas at Austin, and now serves at his alma mater as senior advisor to the College of Business Administration and advisor to the College of Fine Arts.

      Bruce Maggin, Director. Mr. Maggin joined MindArrow’s board in August 2001. He is currently a principal of The H.A.M. Media Group, LLC, a media investment company, and Chief Executive Officer of TDN, Inc. (d/b/a at TV Media, Inc.), a marketer of interactive television advertising. Prior to forming The H.A.M. Media Group, Mr. Maggin headed the Capital Cities/ ABC Multimedia Group, one of the five divisions of Capital Cities/ ABC, Inc. Mr. Maggin joined ABC originally in 1970 as part of the company’s corporate planning department. He left ABC to work as a merger and acquisition consultant for a major Wall Street bank and subsequently became Vice President of Ziff Corporation, the parent company of Ziff-Davis Publishing and Broadcasting. He returned to ABC in 1982. Mr. Maggin has been a member of the board of directors of several companies including cable networks Lifetime and ESPN, and the software companies Creative Wonders and O.T. Sports. He is currently a Director of Phillips-Van Heusen Corporation (NYSE: PVH) and NewStar Media, Inc. (NASDAQ:NWST), and Chief Executive of TDN, Inc. Mr. Maggin is a member of the New York State Bar. He received a BA degree from Lafayette College and JD and MBA degrees from Cornell University.

      Bruce Stein, Director. Mr. Stein joined MindArrow’s board in October 2001. From September 1999 until it was acquired by MindArrow, he was the Chairman and CEO of Radical Communication, Inc. Prior to joining Radical, Mr. Stein served as Worldwide President and a director of Mattel Inc. from August 1996 to March 1999, and Chief Operating Officer of Mattel Inc. from September 1997 to March 1999. Mr. Stein also served as President and Chief Executive Officer of SONY Interactive Entertainment from July 1995 to August 1996. Previously, he served as President of the Kenner Products division of Hasbro, Inc. from January 1987 to July 1994. He received a BA degree from Pitzer College and an MBA degree from the University of Chicago.

      Michael R. Friedl, Chief Financial Officer and Treasurer. Mr. Friedl joined the company as Chief Financial Officer and Treasurer in May 1999, and was appointed Corporate Secretary in August 2001. Prior to joining MindArrow, Mr. Friedl served as President of DialRight Software, Inc., a database utility company for which he continues to serve as a member of the board of directors. Prior to joining DialRight, Mr. Friedl was the Chief Financial Officer of V-Systems, Inc., a software company that spun out DialRight as a separate venture. From 1995 to 1997, Mr. Friedl served as Chief Financial Officer for publicly held Grip Technologies, Inc., an Irvine, California, manufacturer of golf club components. Previously, Mr. Friedl worked in public accounting, most recently for Arthur Andersen & Co. where he served as an Audit Manager. Mr. Friedl holds a B.B.A. in Accounting from Kent State University and is a Certified Public Accountant licensed in Ohio and California.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF MINDARROW

      The following sets forth certain information as of August 16, 2002 (the “Reference Date”) with respect to the pro forma beneficial ownership of MindArrow’s common stock giving effect to the consummation of the pending merger with Category 5 Technologies, Inc., (i) by each person known by MindArrow who will own beneficially more than five percent of MindArrow’s common stock, (ii) by each executive officer and director, and (iii) by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, and giving effect to completion of the pending merger (but not the proposed reverse stock split), there were 69,186,963 pro forma shares of common stock outstanding.

		Percentage of	Percentage of
	Number of	MindArrow	MindArrow
Name and Address of Owner(1)	Shares(2)	Before Merger	After Merger

Robert I. Webber, President, CEO, Director(3)	831,630	2.7	1.2
Michael R. Friedl, CFO, Secretary, Treasurer(4)	135,280	0.4	0.2
Merv Adelson, Director(5)	7,455,357	22.7	10.1
Joel Schoenfeld, Director(7)	114,723	0.4	0.2
Joseph N. Matlock, Jr., Director(4)	85,000	0.3	0.1
Bruce Stein, Director(4)	42,500	0.1	0.1
Bruce Maggin, Director(4)	27,500	0.1	0.0
All directors and executive officers taken as a group(8)	8,691,990	25.8	11.5
Radical Communication, Inc.	3,197,500	10.3	4.6
c/o Buchalter, Nemer, Fields & Younger 601 S Figueroa St Fl 24 Los Angeles, California 90017

(1)	Except as otherwise noted, the address for each person is c/o MindArrow Systems, Inc., 2120 Main Street, Suite 200, Huntington Beach, California 92648.

(2)	Unless otherwise noted, MindArrow believes that all persons named in the table have sole voting and investment power with respect to all shares of stock listed as beneficially owned by them. A person is deemed to be the beneficial holder of securities that can be acquired within 60 days from the Reference Date upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by including shares, underlying options or warrants which are exercisable currently, or within 60 days following the Reference Date, and excluding shares underlying options and warrants held by any other person.

(3)	438,380 of these shares result from options that are exercisable within 60 days. 3,600 are priced at $5 per share; 250,000 are priced at $2 per share; 34,780 are priced at $1 per share; and 150,000 are priced at $0.75 per share.

(4)	All of these shares result from options that are exercisable within 60 days.

(5)	5,400,000 of these shares are held in the name of East West Venture Group LLC. 1,917,857 of these shares result from warrants that are exercisable within 60 days. 521,429 of the warrants are issued in the name of East West Venture Group LLC, and 1,396,428 of the warrants are issued in the name of East-West Capital Associates, Inc. The address for both of these entities is 10900 Wilshire Blvd. Suite 950, Los Angeles, California 90024. Mr. Adelson has voting and dispositive powers over all of the shares. Mr. Gary Adelson, son of Mr. Merv Adelson, is an officer of the East West entities. East West has also committed to purchase up to 3,125,000 additional shares of MindArrow’s common stock in connection with an earlier financing. See “Description of MindArrow Securities — Shares Eligible for Future Sale.”

(6)	230,000 of these shares result from options that are exercisable within 60 days.

(7)	110,000 of these shares result from options that are exercisable within 60 days.

(8)	1,917,857 and 838,660 of these shares result from warrants and options, respectively, that are exercisable within 60 days

EXECUTIVE COMPENSATION OF MINDARROW

      The following table sets forth information concerning compensation for the period ended September 30, 1999 and the fiscal years ended September 30, 2000 and 2001 for MindArrow’s Chief Executive Officer and its only other executive officer during the 2001 fiscal year. These individuals are referred to as the “Named Executive Officers”.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other		Options

Robert I. Webber(1)
President and Chief Executive Officer	2001	$216,947	$—	$61,667	(2)	413,380
	2000	80,000	—	—		300,000
Michael R. Friedl(3)
Chief Financial Officer, Secretary and Treasurer	2001	166,267	—	—		42,780
	2000	168,958	—	—		50,000
	1999	38,333	3,000	—		100,000

(1)	Mr. Webber joined MindArrow in June 2000.

(2)	Represents forgiveness of 1/3 of an $85,000 loan and $100,000 in consulting services paid to Mr. Webber upon his employment with MindArrow.

(3)	Mr. Friedl joined MindArrow in May 1999.

Fiscal 2001 Stock Option Grants to Executives

      The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during fiscal 2001.

						Potential Realizable
						Value at Assumed
	Number of		% of Total			Annual Rates of
	Securities		Options			Stock Price Appreciation
	Underlying		Granted to	Exercise		for Option Term
	Options		Employees	Price Per	Expiration
Name	Granted		in 2001	Share	Date	5%	10%

Robert I. Webber	3,600	(1)	0.2%	$5.00	2011	11,320	28,687
	150,000	(2)	7.8	2.00	2011	188,668	478,123
	100,000	(3)	5.2	2.00	2011	125,779	318,748
	75,000	(4)	3.9	2.00	2011	94,334	239,061
	50,000	(5)	2.6	2.00	2011	62,889	159,374
	34,780	(6)	1.8	1.00	2011	21,873	55,430
Michael R. Friedl	3,000	(1)	0.2%	5.00	2011	9,433	23,906
	34,780	(6)	1.8	1.00	2011	21,873	55,430
	5,000	(7)	0.3	0.40	2011	1,258	3,187

Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent an estimate or projection of MindArrow’s future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of MindArrow’s common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

(1) These options were granted in January 2001 and are immediately vested.

(2) This option was granted in May 2001 and is fully vested.

(3) This option was granted in May 2001 and vests quarterly over one year.

(4)	This option was granted in May 2001 and vests quarterly over nine months based on achieving quarterly performance targets. As of September 30, 2001, 50,000 of these options had expired without vesting.

(5) This option was granted in May 2001 and vests based on achieving annual performance targets.

(6) These options were granted in August 2001 and are fully vested.

(7)	This option was granted in August 2001 and will vest 2,500 shares on December 31, 2001 and the remainder on March 31, 2002.

Stock Option Exercises and Year-End Value

      The following table sets forth the number of shares covered by both exercisable and non-exercisable stock options as of September 30, 2001 for the Named Executive Officers. Values for “in-the-money” options represent the spread between the exercise price of existing options and the market value for MindArrow’s common stock on September 30, 2001, which was $0.67 per share.

Number of Securities
			Underlying Unexercised		Value of Unexercised
	Number of	Value Realized	Options at		In-the-Money Options at
	Shares	(Market Price at	September 30, 2001		September 30, 2001
	Acquired on	Exercise Less
Name	Exercise	Exercise Price)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert I. Webber	—	—	313,380	400,000	—	—
Michael R. Friedl	—	—	149,466	35,834	—	$1,350

Employment Agreements

      As of September 30, 2001, each of the Named Executive Officers was a party to a Change in Control Agreement which provided for payment of two years’ salary to the executive if MindArrow is acquired by another company and he loses his job for other than cause, as defined in the agreement.

      In addition, effective June 2000, MindArrow entered into a three-year employment contract with Robert Webber, MindArrow’s President and CEO. Mr. Webber’s employment agreement, as amended, provides for a base salary of $240,000 per year and payment in the amount of one year’s salary if MindArrow terminates his employment for other than cause. In addition, the contract provides a $1 million life insurance policy. Further, Mr. Webber received a payment of $100,000 for consulting services provided prior to his employment and an $85,000 loan, all of which will be forgiven over the course of three years. As of September 30, 2001, $61,667 of this amount had been forgiven and $123,333 remained outstanding, which shall be due and payable if he leaves prior to June 2003.

Stock Option Plans

      1999 Stock Option Plan. MindArrow’s board of directors adopted its 1999 Stock Option Plan (the “1999 Plan”) in April 1999. The 1999 Plan, as amended in December 1999, was established to furnish incentives for employees, directors and consultants to continue their service to MindArrow. MindArrow reserved 3,000,000 shares of common stock for issuance upon exercise of options granted under the 1999 Plan, which have vesting schedules up to 3 years. However, in the event MindArrow undergo a change in control, as defined, all unvested options become fully vested. Under the 1999 Plan, options are granted at a price equal to or greater than the fair market value on the date of grant.

      As of December 17, 2001, options to purchase 1,998,623 shares of common stock at exercise prices ranging from $0.40 to $25 were issued and outstanding under the 1999 Plan. MindArrow’s board of directors administers the 1999 Plan.

      2000 Stock Incentive Plan. MindArrow’s board of directors adopted its 2000 Stock Incentive Plan (the “2000 Plan”) in August 2000 and its stockholders approved certain amendments to the 2000 Plan in August 2001. The 2000 Plan was established to furnish incentives for employees, directors and consultants to continue their service to MindArrow. MindArrow reserved 2,000,000 shares of common stock for issuance upon exercise of options granted under the 2000 Plan, which have vesting schedules up to 3 years. However, in the event MindArrow undergoes a change in control, as defined, unless, prior to such change of control, its board of directors determines that vesting of the options will not accelerate, all unvested options become fully vested. Under the 2000 Plan, options are granted at a price equal to or greater than the fair market value on the date of grant.

      As of December 17, 2001, options to purchase 1,400,367 shares of common stock at exercise prices ranging from $0.58 to $8 were issued and outstanding under the 2000 Plan. MindArrow’s board of directors administers the 2000 Plan. MindArrow intends to issue additional options or other incentives to attract and retain qualified management and directors. Such plans and incentives could have a dilutive effect on MindArrow’s common stock.

Indemnification of Directors and Officers

      MindArrow’s Amended and Restated Certificate of Incorporation limits the liability of its directors to the maximum extent permitted by Delaware law, and its Bylaws provide that it will indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. MindArrow also entered into agreements to indemnify its directors, in addition to the indemnification provided for in its Bylaws. MindArrow’s board of directors believes that these provisions and agreements are necessary to attract and retain qualified directors.

BUSINESS OF CATEGORY 5

Recent Developments

      Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, in August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the year ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

      On March 1, 2002, Category 5 completed its acquisition of FlashAlly, LLC, and, in connection therewith, recorded an intangible asset of $1,535,000. Since its acquisition of FlashAlly, Category 5 has determined that the assets and goodwill associated with FlashAlly have been impaired. For the period ended June 30, 2002, Category 5 anticipates writing down assets valued at approximately $1.5 million on Category 5’s balance sheet. Category 5 is not currently otherwise able to determine the full impact that the impairment of these assets will have on Category 5’s financial statements for the fiscal year ended June 30, 2002.

      Since June 2001, William C. Gibbs has served as the Chairman and Chief Executive Officer of Category 5. Due to a dispute between Mr. Gibbs and Category 5, Mr. Gibbs is no longer acting in an executive capacity with Category 5 and he is currently negotiating a settlement of his employment contract, although he remains a director of Category 5. During this time, Paul Anderson has assumed the duties of Chairman and Chief Executive Officer of Category 5. Category 5 is not able to provide any assurance that this matter will be resolved prior to the closing of the merger, or that a resolution will occur without the parties seeking a legal remedy. Also, in June 2002, Mitchell Edwards resigned as President and acting Chief Financial Officer of Category 5. Should the merger with MindArrow be consummated, it is anticipated that Robert Webber, President of MindArrow, will serve as President and Chief Executive Officer of the combined entity and that Michael Friedl, Chief Financial Officer of MindArrow, will serve as Chief Financial Officer.

      On August 7, 2002, Category 5 executed a Business Loan Agreement with Zions First National Bank, and issued a Promissory Note of even date in favor of Zions First National Bank in the principal amount of $2 million, pursuant to which Category 5 is entitled to borrow from Zions up to $2 million. This Business Loan Agreement, Promissory Note and the related Commercial Security Agreement supercede and replace the Business Loan Agreement, Promissory Note and Commercial Security Agreement by and between Category 5’s subsidiary, ePenzio, Inc., and Zions and dated September 11, 2001, pursuant to which ePenzio was entitled to borrow up to $1 million from Zions. All outstanding principal borrowed and interest accrued and unpaid under the Business Loan Agreement and Promissory Note is due on September 1, 2003. Outstanding principal borrowed pursuant to the Promissory Note accrues interest at the rate of 1% over Prime (4.750% on August 7, 2002).

General

      Category 5 was incorporated in the state of Nevada on August 9, 1996 under the name Network Investor Communications, Inc., to engage in investor and public relations for corporate clientele. On December 8, 1999, Network Investor Communications, Inc. ceased operations due to its inability to continue business as a corporate and investor relations firm. On May 29, 2001, Category 5 completed its first acquisition when it acquired ePenzio, Inc. On July 23, 2001, Category 5 changed its name from Network Investor Communications, Inc. to Category 5 Technologies, Inc. Category 5’s headquarters are located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah, 84121, and its telephone number is (801) 365-0455. The web site for Category 5 is www.c5technologies.com and the web site for ePenzio is www.epenzio.com.

      Category 5 is positioning itself to become a leading provider of innovative website building tools, rich media marketing tools and complete commerce-enabling services and technologies to brick and mortar businesses as well as small to medium sized enterprises. Category 5 believes that there is a large and growing market for technologies and services that enable existing and new businesses and financial institutions to commence or improve their e-commerce transactions. Category 5’s objective is to become a “one-stop Internet shop” for small and medium sized enterprises by acquiring and enhancing relevant, complementary Internet product and service businesses. Category 5 also believes that there is a unique market opportunity to acquire compatible and synergistic technologies, services, transaction platforms and customer bases, with a focus on high margin recurring revenue, through the acquisition of undervalued public companies that are profitable or near-profitable, and private companies that are profitable, but cannot complete an IPO or a large capital raise due to market conditions. Category 5 will focus its acquisition strategy on companies that provide vertical and horizontal integration to gain critical mass.

      Since May 2001, Category 5 has completed several acquisitions in its aggregation and consolidation strategy. Each of the acquisitions to date has centered around Category 5’s strategic objective to provide comprehensive state of the art technology for e-commerce applications to small- and medium-sized enterprises. A summary of the acquisitions is as follows:

Company	Acquired	Description

ePenzio, Inc.	May 29, 2001	Merchant processing solutions
Exposure International, LLC	January 9, 2002	Email marketing solutions
Transaxis, S.A.	January 22, 2002	Credit card transaction processing
Bottomline Online, Inc.	February 27, 2002	e-commerce shopping cart software
FlashAlly, LLC	March 1, 2002	Web design and presentation software
CaptureQuest, Inc.	April 10, 2002	Rich-media marketing software and services

      With these acquisitions, Category 5 has assembled a suite of technology and marketing channels that:

•	Offer a marketing channel through seminars, workshops, multi-level marketing and telesales of Category 5’s suite of products;

•	Give Category 5 a presence in England and Western Europe, and provide a payment processing solution in Great Britain and Europe;

•	Add sophisticated e-mail and newsletter marketing and promotions technology;

•	Add an early lead in next generation website building tools utilizing Flash technology;

•	Add next generation rich-media marketing and promotions software, as well as a strong industry position as an infrastructure partner to major retailers;

•	Provide a demonstrable, profitable revenue stream derived from innovations in direct-to-business marketing, packaging and delivery of “first generation” commerce services; and

•	Add cutting edge “storefront” and e-commerce capability to websites built with Category 5’s web building software.

Acquisition of ePenzio, Inc.

      As of May 29, 2001, Category 5 completed its first acquisition in its aggregation strategy, the acquisition of ePenzio, Inc., formerly Executive Credit Services, L.C., a Salt Lake City based merchant services provider and e-commerce enabler. ePenzio, Inc. provides credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. ePenzio’s proprietary marketing techniques and key industry relationships enable ePenzio to market its various bankcard processing-solution products and services nationwide. Although the average ePenzio customers are small- to medium-sized businesses, ePenzio’s diverse banking relationships allow it to also satisfy the needs of businesses processing in excess of $1,000,000 per month. To date, ePenzio has established merchant accounts for more than 20,000 businesses and individuals. Category 5 anticipates that ePenzio will continue to broaden its banking relationships to expand its target customer profile.

      ePenzio has strategic relationships to provide payment gateways to all ePenzio Internet customers. This software product has been private labeled for ePenzio under the name “Penzpay.” The standard Penzpay gateway includes shopping cart technology that integrates to most websites. In addition to the initial account setup through their relationships, ePenzio offers ongoing customer service and technical support to ePenzio customers. ePenzio markets its processing and transaction solutions to companies, entrepreneurs and individuals through a multifaceted sales channel, including entrepreneur seminars and workshops, agents’ offices, affiliate programs, and resellers.

      ePenzio was organized in Utah in 2000 and specializes in marketing and providing credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. ePenzio’s primary business activity involves the marketing of electronic card processing systems and other related products and services throughout the United States.

      In 1998, Executive Credit Services, L.C. was organized as a limited liability company pursuant to the Utah Limited Liability Company Act. Effective May 17, 2000, the members of Executive Credit Services formed ePenzio pursuant to subchapter S of the Internal Revenue Code. All of the assets and liabilities of Executive Credit Services were distributed to its members and thereafter contributed to ePenzio in exchange for an aggregate of 1,000,000 shares of ePenzio’s common stock. Ownership percentages were unchanged and the income tax basis in Executive Credit Services’ assets and liabilities carried over to ePenzio. Due to the acquisition of ePenzio on May 29, 2001 by Category 5, ePenzio became a C corporation as it consolidated into Category 5.

      Effective December 7, 2000 and March 23, 2001, ePenzio formed two wholly-owned subsidiaries, Olympus Financial, Inc., a Utah company, and Bring It Home, Inc., a Utah company, respectively. Olympus finances a portion of the purchases of ePenzio’s products and services by its customers. Bring It Home conducts marketing seminars for ePenzio’s products.

      On May 29, 2001, Category 5 acquired ePenzio, the sole stockholder of Olympus and Bring It Home, pursuant to a stock-for-stock exchange in which Category 5 issued 9,000,000 shares of its common stock to the stockholders of ePenzio in exchange for all of the outstanding shares of ePenzio. Although Category 5 is the legal acquirer of ePenzio and remains the registrant with the Commission, under United States generally accepted accounting principles, because ePenzio is the operating entity and its stockholders acquired voting control of Category 5, the transaction is treated as a reverse acquisition, and ePenzio is considered the “acquirer” of Category 5 for financial reporting purposes.

      Pursuant to that certain Amendment to Stock Purchase Agreement, dated June 20, 2002, by and among the Category 5, ePenzio, Inc. and former shareholders of ePenzio, Brad Crawford and Paul Anderson, which amends that certain Stock Purchase Agreement dated May 29, 2001 by and among the same parties, and pursuant to which Category 5 acquired ePenzio, the parties clarified certain tax and purchase price provisions, in connection with which Category 5 claimed responsibility for income taxes associated with approximately $5 million in receivables and approximately $1.2 million associated with the conversion of ePenzio from the cash to the accrual method of accounting upon acquisition of ePenzio by Category 5, which aggregate tax liability is estimated to be approximately $1.1 million, and Mr. Crawford and Mr. Anderson agreed to a corresponding adjustment in the purchase price of ePenzio in connection with which each of Mr. Crawford and Mr. Anderson agreed to return to Category 5 500,000 shares of Category 5 common stock.

      Among other matters, this accounting treatment requires Category 5 to present the historical, financial and other information of ePenzio and its subsidiaries, Olympus and Bring It Home, prior to May 29, 2001. As a result, for all periods prior to May 29, 2001, Category 5 is presenting the historical, financial and other information of ePenzio and its two subsidiaries, which are combined with the results of Category 5, as those of Category 5. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Category 5 — Acquisition of ePenzio, Inc.”

      Historically, ePenzio had a fiscal year end of December 31. Because ePenzio was deemed the acquiring entity for accounting purposes, its fiscal year survives for reporting purposes under relevant rules of the Commission. However, the board of directors of Category 5 elected to retain the historical fiscal year end of Category 5, June 30, effective for the period ending June 30, 2001.

Acquisition of Exposure International Direct Marketing Systems, Inc.

      On January 9, 2002, Category 5 completed its purchase of the issued and outstanding stock of Exposure International Direct Marketing Systems, Inc. for $12,500, which had acquired the assets of Mancala, Inc. (d/b/a Word of Mouth), under the approval of the Federal Bankruptcy Court. Exposure International Direct Marketing System, Inc. holds certain intellectual property and software that Category 5 may sell and/or license. The software is an advanced email marketing and promotions product that enables businesses to communicate with existing and prospective customers on a targeted, real-time basis. The software is tied to a database that aggregates information and enables companies to perform data-mining to further customize communications and promotions. Embedded in the software are interactive tools such as contests and surveys, which enable two-way communication with customers.

      The principal product is a newsletter which is template-driven and which, Category 5 believes, is easy to use. enabling small businesses to rapidly create professional newsletters which can be delivered instantaneously to existing customers and prospects. Category 5 believes that “permission-based email,” which is the premise of Word of Mouth software, will result in high conversion and response rates. Category 5 believes that the newsletter functionality, along with the interactive features, will allow Category 5’s customers (businesses) to communicate rapidly and directly with their customers, increasing sales and retaining loyalty. Category 5 also anticipates that this technology will also allow businesses to learn more about their customers and their preferences on a real-time basis.

Acquisition of Transaxis, S.A.

      On January 22, 2002, Category 5 completed its acquisition of Transaxis, S.A., a Swiss company. Pursuant to a stock purchase and exchange agreement, Category 5 acquired all of Transaxis’ outstanding capital stock for 15,000 restricted shares of Category 5 common stock. Category 5 recorded $36,000 of intangible assets related primarily to the acquisition of certain license agreements. Currently, Transaxis provides processing solutions to merchants and financial institutions in England and Western Europe. Category 5 anticipates that its acquisition of Transaxis will enable Category 5 to offer its products and services to businesses and financial institutions internationally. The operations of Transaxis, S.A. are included in Category 5’s results as of the date of acquisition.

Acquisition of Bottomline Online, Inc.

      On February 27, 2002, Category 5 completed its acquisition of Bottomline Online, Inc. Pursuant to a stock purchase and exchange agreement, Category 5 acquired all of Bottomline Online, Inc.’s outstanding capital stock for 225,000 restricted shares of common stock. Bottomline Online, Inc. has developed proprietary software to enable businesses to affordably create their own Internet storefronts with full e-commerce capabilities. Category 5 recorded an increase in net property and equipment of $575,750 related to the software obtained through the Bottomline Online, Inc. acquisition. The operations of Bottomline Online, Inc. are included in Category 5’s results as of the date of acquisition. BottomLine is a software company that has developed e-commerce software utilizing Flash technology. Category 5 anticipates that Bottomline Online’s shopping cart and e-commerce technology functionality will integrate with the website tool of another Category 5 subsidiary, FlashAlly, LLC, to create a web presence for businesses conducting commerce on the Internet.

Acquisition of FlashAlly, LLC

      On March 1, 2002, Category 5 completed its acquisition of FlashAlly, LLC. Pursuant to a membership exchange agreement, Category 5 acquired all of FlashAlly, LLC’s membership interests for 2,000,000 restricted shares of common stock. At closing, 500,000 shares were issued to the former members of FlashAlly, LLC, and the remaining 1,500,000 shares were deposited into an escrow account, to indemnify Category 5 against certain representations and warranties made by FlashAlly, LLC, and to serve as an earn out upon attainment by FlashAlly, LLC of certain revenue and profitability targets. Category 5 recorded an intangible asset of $1,535,000 related to the acquisition of FlashAlly, LLC. The operations of FlashAlly, LLC are included in Category 5’s results as of the date of acquisition.

      Since its acquisition of FlashAlly, Category 5 has determined that the assets and goodwill associated with FlashAlly have been impaired. For the period ended June 30, 2002, Category 5 anticipates writing down assets valued at approximately $1.5 million on Category 5’s balance sheet. Category 5 is not currently otherwise able to determine the full impact that the impairment of these assets will have on Category 5’s financial statements for the fiscal year ended June 30, 2002.

      Category 5 has also entered into a royalty agreement with the former FlashAlly, LLC members that requires Category 5 to make certain royalty payments to the former members equal to 75% of the net income generated from the sale or license of FlashAlly software to or through certain entities for a period of not fewer than twelve months from March 2002. These royalty payments may be adjusted if Category 5’s stock price increases and will terminate if the 15-day average closing price of Category 5 common stock equals or exceeds $15 per share. Category 5 has also agreed to make royalty payments to the former members equal to $15 per person for sales of FlashAlly software through Category 5 or its affiliates until the earlier of twelve months or until the 15-day average closing price of Category 5 common stock equals or exceeds $10 per share.

      Category 5 believes that FlashAlly has developed next-generation website design and presentation software, and that this software could enable Category 5 customers to create their own visually-appealing websites utilizing Macromedia’s Flash technology. Category 5 anticipates that Flash technology could allow even small businesses to include unique animation and vector-based illustrations in their Web presences, thereby increasing “stickiness,” conversion rates and customer retention. Category 5 anticipates that it may sell and/or license the product to small and medium-sized businesses domestically and internationally.

      FlashAlly is a system that enables businesses to create multimedia presentations that can be used as websites, burned onto CD Business Cards, or sent via email. Because the system is used online and requires no programming background, Category 5 believes that it is an ideal tool for small- and medium-sized enterprises that lack the resources to hire IT directors or departments.

      FlashAlly’s designers have created a library of over 100 unique design templates utilizing the animation features of Flash technology. Users can customize the look and feel of the templates, or use them as-is. Additionally, there are royalty-free sound and image files, text, images, web links, and email links that can be imported. Category 5 can host the resulting websites and projects online, or customers can transport the website to another hosting server. Presentations can also be downloaded to a desktop, sent via email, burned onto CD Business Cards, or ordered on CDs directly from Category 5 with custom color labels and sleeves.

Acquisition of CaptureQuest, Inc.

      On April 10, 2002, Category 5 closed its acquisition of CaptureQuest, Inc. Category 5 acquired CaptureQuest for 3,105,769 shares of common stock. At closing, 2,105,769 of these shares were issued to the former shareholders of CaptureQuest, and the remaining 1,000,000 shares were deposited into an escrow account, to indemnify Category 5 against certain representations and warranties made by CaptureQuest, and to serve as an earnout upon attainment by CaptureQuest of certain revenue and profitability targets during the 12 months following the Closing. 250,000 of the total shares issued were granted traditional piggyback registration rights. Category 5 granted each of the former CaptureQuest shareholders the right to repurchase the CaptureQuest shares transferred to Category 5 by such shareholder in the event Category 5 ceases to operate, if Category 5 files for bankruptcy, or if Category 5’s stock trades at a price below $1.00 for a period of fifteen days after one year from the closing. Category 5 also agreed that by September 25, 2002, Category 5 will contribute $1,500,000 to CaptureQuest to be used for working and expansion capital.

      Category 5 believes that CaptureQuest has developed software that enables businesses to conduct rich-media marketing and promotions campaigns, and allows them to manage, assess, and measure the success of their online campaigns. CaptureQuest’s rich-media solutions are founded on a technology stack with the CaptureQuest Popmercial technology as the core of that stack. In providing these solutions, CaptureQuest has created the Adaptive Media System with the goal of meeting clients’ online marketing, communication, education, and advertising objectives. The Adaptive Media System facilitates the front-end delivery of a captivating rich-media campaign either online or via email. The Popmercial campaigns are designed to captivate the attention of the viewer and to drive the viewer towards a specific call to action. Category 5 believes that Popmercials consistently achieve high open, view, and interaction rates.

      Category 5 anticipates that this system will also provide all of the required back office capabilities necessary to create and manage campaigns and to subsequently track and report what goes on with those campaigns. Category 5 believes that the system will provide both the technical and creative know-how to effectively plan for and execute a successful campaign.

      Finally, Category 5 believes that the Adaptive Media System will provide all of the necessary tools, flexibility, and versatility to service companies in their online marketing, advertising, education, and communication needs. CaptureQuest’s Adaptive Media System is designed with the goal of aiding clients in meeting their online communication objectives. Category 5 believes that Adaptive Media System provides an extensive, comprehensive, and flexible set of value added rich-media solutions and tools. The Adaptive Media System offers the following services and tools:

•	Popmercial Technology — Email and Internet Popmercials

•	Campaign Manager — Real-time tracking and reporting system, CQ’s Direct Response System, the CQ Command Center, and the CQ Popmercial Generator.

•	Creative Reinforcement — New Media Reinforcement and Traditional Media Reinforcement

     Change in Corporate Name

      On June 8, 2001, Category 5 changed its name from Network Investor Communications, Inc. to Category 5 Technologies, Inc., effective July 23, 2001. Category 5 changed its name to provide Category 5 with a name that more accurately reflects its recently-adopted strategy to become a leader in providing proprietary marketing tools and commerce-enabling services and technologies to traditional brick and mortar businesses as well as small and medium-sized enterprises.

Primary Products and Services

      Category 5, through its subsidiaries, specializes in marketing and providing credit card, debit card and electronic check processing solutions and other merchant services to brick and mortar and Internet businesses. Category 5 believes its proprietary marketing techniques and key industry relationships have proven effective in marketing its various bankcard processing-solution products and services nationwide. Although the average customers of Category 5 are small to medium-sized businesses, Category 5’s diverse banking relationships allow it to also satisfy the needs of businesses processing in excess of $1,000,000 per month. Category 5 is attempting to broaden its banking relationships to expand its target customer profile.

      Category 5’s suite of merchant services currently includes the following:

•	Merchant Accounts: Category 5 specializes in marketing and providing credit card, debit card and electronic check processing solutions to brick and mortar and Internet businesses. Category 5 has established relationships with various banks and financial institutions, which enable Category 5 to serve as a merchant account provider to certain customers seeking processing solutions, whether they need physical terminals or Internet payment gateways. Merchants with a business history of less than two years and merchants conducting business on the Internet are considered by most banks to be in a

“high-risk” category. Obtaining Merchant Identification Numbers for these businesses has historically been very difficult through traditional banks. Having multiple banking relationships enables Category 5 to successfully procure Merchant IDs and account setup for many of Category 5’s customers, regardless of credit history.

ePenzio is a registered Independent Sales Organization/ Member Service Provider of a certain financing institution. The Independent Sales Organization/ Member Service Provider relationship designates ePenzio as being registered with the Visa and MasterCard associations. Before an organization can sell Visa and/or MasterCard services, it must be approved by and registered with Visa and MasterCard. Without being properly registered, an organization cannot legally contract with a Visa/ MasterCard member bank. Registration as an Independent Sales Organization also helps protect the ongoing residual income stream to survive the sale of a bank or other upstream organization.

In addition to the initial account setup through the banking relationships described above, Category 5 offers ongoing customer service and technical support to its customers.

•	Payment Gateways: Currently, ePenzio private-labels a Plug’n Pay, Inc. Internet payment gateway under the name “Penzpay” to all of Category 5’s customers requiring an online processing solution. The standard Penzpay gateway includes shopping cart technology that integrates to most websites. When ePenzio receives an application, it pays a fixed, up-front cost for the initial set-up of the gateway. Penzpay then collects a monthly, gateway-access fee directly from the customer to maintain the service. A portion of this fee is forwarded to Category 5 on an ongoing basis. The collective total of Category 5’s portion of the fees collected from its accounts for gateway-access fees is currently approximately $17,000 per month.

•	Web Design, Presentation Software and Hosting: Category 5, through ePenzio, also directly or indirectly provides basic website design and hosting services to customers. Many customers to whom Category 5 provides Internet payment solutions either have no websites or have websites that have not been effective for their businesses. Category 5 believes that an increasing number of Category 5 customers will create their own websites through software developed by and sold through Category 5’s recently-acquired subsidiary, FlashAlly, LLC, which has developed next-generation website design and presentation software.

Category 5 anticipates that it will sell and/or license website design and presentation software through its subsidiary, FlashAlly, LLC, which will enable Category 5 customers to create their own websites utilizing Macromedia’s Flash technology. In addition, Category 5 believes that this software will enable Category 5 customers to create multimedia presentations that can be used as websites, burned onto CD business cards or sent via email. FlashAlly’s designers have created a library of over one hundred unique design templates utilizing the animation features of Flash technology, which Category 5 customers can customize or use as is. Moreover, there are available royalty-free sound and image files that can be imported, text images, web links, and email links. Category 5 can host the resulting websites and projects online, or the Category 5 customer can transport the website to another hosting server.

•	Email Marketing and Promotions: Through its subsidiary Exposure International, LLC, Category 5 anticipates that it will market to its customers software which will enable Category 5 customers to design and conduct email marketing campaigns and to communicate with their customers on a targeted, real-time basis. For example, this software will enable Category 5 customers to conduct contests and surveys and to engage in two-way communication with their customers. A principal product of this software is a template-driven newsletter which Category 5 believes will enable Category 5 customers to create professional newsletters which can be delivered instantaneously to their own customers and prospects.

•	Online Campaigns: Through the Adaptive Media System, designed by Category 5’s recently-acquired subsidiary, CaptureQuest, Inc., Category 5 anticipates that it will offer its customers the software necessary to conduct rich-media marketing and promotions campaigns, allowing these customers to plan for, create, manage, assess, and measure the success of these online campaigns. The Adaptive Media System was designed by CaptureQuest to assist businesses in meeting their online marketing, advertising, education and communication needs. The Adaptive Media System offers the following services and tools:

•	Popmercial Technology, for email and Internet Popmercials;

•	Campaign Manager, which includes a real-time tracking and reporting system, CaptureQuest’s Direct Response System, the CaptureQuest Command Center and the CaptureQuest Popmercial Generator; and

•	Creative Reinforcement, which includes New Media Reinforcement and Traditional Media Reinforcement.

•	Other Products: Category 5 also offers its traditional brick and mortar customers a variety of point-of-sale terminals and hardware accessories. Based on customer need and preference, Category 5 can offer many brands of point-of-sale terminals and hardware accessories available in the industry at competitive prices. In addition, Category 5 also offers its customers online shopping cart technology through software developed by Category 5’s subsidiary, Bottomline Online, Inc.

Marketing Strategy

      Through its subsidiaries ePenzio, FlashAlly, and CaptureQuest, Category 5 markets its processing, transaction, rich-media advertising and multimedia tools and services and solutions to companies, entrepreneurs, and individuals through a multifaceted sales channel:

•	Entrepreneur Seminars and Workshops — Category 5 conducts its own workshops for and partners with marketing companies in promoting websites, shopping carts, merchant accounts and other Internet business tools. A combination of direct mail, newspaper and radio is used to attract customers within a given market. These entrepreneur and e-business seminars are conducted nationwide, promoting various Internet products and services. Customers are given the opportunity to purchase tools to help start a new business or to create an Internet presence for a current brick and mortar business, with Category 5 providing two of the most important components, Merchant IDs and payment gateways.

•	Agent Offices — Category 5 has established “agent offices” with various partners within the U.S. Category 5 provides processing services on varying levels through these “agent offices.” Agent offices resell Category 5 products and services to customers of the agent office. Under an agent office agreement, sourcing of customers, leads and affiliates are the sole responsibility of the agent office. Agent offices are trained on product information and Category 5’s sales procedures. Category 5 provides order forms, marketing brochures, contracts and applicable paperwork to the agent office. Agent offices are solely responsible for making sales, filling out applications and contracts, and submitting sales to Category 5. Category 5 handles all fulfillment issues once an application or contract is received from the agent office. Ongoing customer service is also handled by Category 5 for products and services provided by Category 5. These relationships allow Category 5 to increase overall volume while, at the same time, eliminating Independent Sales Organization fees that agent offices would incur working directly with a bank. Category 5 pays commissions to agent offices based on the services performed by Category 5. Each relationship is customized based on the abilities and infrastructure of each agent office.

•	Affiliate Program — Category 5’s affiliate program has proved to be a significant source for acquiring new merchants. Every new customer, once its account is established, is assigned an affiliate representative by Category 5. This affiliate representative works directly with the customers to bring in leads and referrals. Once leads arrive in Category 5’s office, trained sales representatives contact the businesses referred. A commission, depending on the product sold, the price point and customer credit, is paid to the referrer. The referrer has the opportunity to make up to $600 for each referral sold. This has proven to be an effective sales incentive while at the same time meeting its internal customer acquisition cost targets.

•	Bank Affiliate Program — Category 5 believes most traditional banks turn down a significant percentage of new merchant account applications because they do not meet rather rigid bank criteria which are not conducive to most e-merchant profiles. Category 5 has a bank affiliate program which allows Category 5 to acquire these declined merchants either by requiring the merchant to establish a checking account with the bank that turned down the merchant account or by paying the bank a small fee for the referral.

•	Resellers — Category 5 has reseller agreements with various web design firms, hosting companies and Internet Service Providers. These resellers either bundle Category 5 processing solution with their products or refer their customers to Category 5 for sale and fulfillment.

•	Network Marketing — Category 5 has partnered with a number of network marketing organizations with the goal of providing their organizations and those they service with the latest multimedia and processing technologies available. Participants have the opportunity to purchase template based/ automated solutions or custom solutions to meet their needs. These organizations are incentivized to promote the solutions via revenue sharing opportunities.

•	Direct Sales — Category 5 has assembled a highly professional direct sales force that focuses on selling Category 5’s custom multimedia and rich-media solutions. The sales force targets large enterprise companies that have specific sales or branding objectives.

Sources of Revenue

      Through ePenzio, CaptureQuest and FlashAlly, Category 5 has revenue streams that occur at the time of the initial sale and recurring revenue that is realized monthly over the life of each contract. Category 5 is developing other varying revenue streams based on proposed new products and services. The major sources of revenue are described below:

     Sale of Merchant Accounts and Credit Card Processing Solutions

Category 5’s primary source of revenue comes from the sale of merchant accounts and credit card processing solutions. Customers have the choice of paying for the merchant account and processing equipment or financing their purchase through various financing options Category 5 has established. For sales originated by Category 5, Category 5 bills the account monthly for the duration of the contract. With accounts sold to outside financing sources, lump sum payment is made to Category 5 in approximately ten days. Financing of Category 5’s products is mainly held to a 36-month term.

     Recurring Fees

Category 5 also realizes recurring revenue on merchant accounts it establishes for customers. Category 5’s banking agreements provide for up to a 50% — 50% revenue split on all discount rates, banking and processing fees collected by the banks. For example, a typical merchant account might require the merchant to pay $10 per month as a statement fee, $15 per month monthly minimum (depending on the merchant’s processing volume) and $0.30 per transaction processed. Category 5 would, in this case, receive at least $12.50 per month for this active merchant ($5 from the statement fee and $7.50 from the monthly minimum). Category 5 has thousands of active merchants paying these monthly bank fees to support their merchant accounts and expects recurring revenue from transactions to grow as percent of overall revenues. Category 5 also realizes recurring revenue on FlashAlly websites hosted by Category 5. Category 5 collects a monthly hosting fee ranging from $19.99-$29.99 for each active website it hosts.

     Internet Gateway Fees

Category 5 receives recurring revenue from the monthly Internet gateway fees that Internet merchants agree to pay. All merchants who purchase an Internet payment gateway are charged a monthly gateway access fee. Category 5 keeps 50% of the monthly fees for every active merchant. Category 5 has thousands of active merchants paying the monthly gateway access fees.

     Rich Media Advertising

Category 5 receives revenue from the creation, delivery, tracking and reporting of rich-media email and Internet advertising campaigns. The average rich-media campaign costs $10,000 to create and $0.05 per piece to deliver, track and report.

     Email List Brokering

Category 5 receives revenue for procuring targeted, permission based email lists for its rich-medial advertising clients. The commission for procuring these lists ranges from $0.01-$0.10 per name procured.

     Multimedia Services

Category 5 receives revenue for a host of multimedia services provided. Work ranges from the template based to custom and covers website, interactive CD, corporate branding/ identity, custom database, and traditional print services.

     Other Revenue

Category 5’s revenue streams include the sale or re-sale of websites, hosting, POS terminal reprogramming, pin pads and other miscellaneous products. Category 5 maintains hosting servers to accommodate its customers looking for a hosting solution. This revenue stream is expected to add to recurring revenue streams. Category 5 is adding website programmers to provide basic website design and development for merchant customers. Once this is done, website programming will be added as a larger component of Category 5’s overall revenue.

Growth Opportunities

      Category 5 has developed an approach to how it intends to continue its growth in the future. The main components of Category 5’s intended growth plan are as follows:

•	International Expansion: To date, Category 5 has sold strictly within the United States market. Now that an effective system has been put into place to create and manage a domestic customer base, Category 5 will consider the prospect of international expansion. Given the proper financial, personnel, technical and other resources, Category 5 intends to initially seek to develop a presence in Canada. Subsequently, Category 5 intends to examine possibilities of developing a presence in Australia, New Zealand, and English-speaking countries in Europe. Once an effective model has been put in place for introduction into international markets, Category 5 believes it can market its products and services globally. Category 5 believes that it will benefit from lower customer acquisition costs and lower competition in international markets, because Category 5’s marketing methods have not been utilized significantly outside the United States.

On January 22, 2002, Category 5 acquired Transaxis, S.A., a company with offices in Geneva, Switzerland and London, England. Transaxis provides processing solutions to merchants and financial institutions in England and Western Europe. Category 5 anticipates that the acquisition of Transaxis will enable Category 5 to offer its products and devices to businesses and financial institutions internationally. Transaxis and its assets are important components of Category 5’s agreement with GlobalCollect, BV pursuant to which Category 5 will likely provide international transaction processing solutions, thus opening opportunities throughout the United Kingdom and Western Europe, and other countries as well. Employees of Transaxis have begun sourcing potential customers for FlashAlly and CaptureQuest products in the United Kingdom and Europe.

•	Expanded Lead-Source Marketing Efforts: Currently, a significant portion of Category 5’s new customers are derived from several lead sources with which Category 5 has formed alliances. Category 5 has explored the potential of duplicating and improving upon the marketing done by its lead sources. Successfully doing so will make Category 5 less reliant upon the marketing efforts of its lead sources and will allow Category 5 to obtain customers for a lower cost. Currently, Category 5 pays a significant portion of the revenues generated from each outside sale to the source from which the original lead came. The only value Category 5 receives from this cost is that of the lead itself. Category 5 believes that the marketing expended to obtain this lead could be done by Category 5 for as little as half the amount it now pays the lead source.

Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, on August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the twelve months ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

•	Vertical Integration of Products and Services Currently Being Purchased from Outside Sources: Category 5 currently markets three products or services that it outsources to other suppliers. Some, if not all, of these products and services could be sold with higher gross margins to Category 5 if it were to supply them directly to customers. These products and services are discussed in the section below.

Products and Services in Development

      As discussed above, in order to increase revenues and better control quality, Category 5 has begun development of, or is seeking to develop, new products and services, and, in some cases, to develop internal capabilities and competencies for products or services that it currently outsources. These potential new products and services Category 5 is considering developing in the future include the following:

•	Product Financing: Most of Category 5’s customers finance the products and services they purchase from Category 5 over periods ranging from twelve to thirty-six months. Much of this financing is done through banks and finance companies with whom Category 5 has established relationships. Initially, the customer completes finance documents, based upon which Category 5 analyzes the customer’s credit. Once a credit score is established, Category 5 offers to sell these installment contracts to one of several available finance companies. The finance company assigns an interest rate to each of the installment contracts and notifies Category 5 of the discount it will apply to the installment contracts before purchasing them. This discount can be as much as 50%, and in cases of customers with very low credit scores, finance companies will decline to purchase the installment contracts.

By carrying and billing on the installment contracts itself for a period of three to six months, Category 5 decreases the discount finance companies charge to later purchase the installment contracts. Consequently, in 2000 ePenzio established a wholly-owned finance company, Olympus Financial, Inc., which subsidiary allows Category 5 to better control the financing process. If Category 5 can sell a customer’s installment contract for a fair price at the time of sale of the product, then Category 5 immediately sells that installment contract. If, however, Category 5 can later sell the installment contract for more by holding the contract for an additional three to six months through Olympus, it will do so. This process has allowed Category 5 to better control its assets. Such a process requires large cash reserves, and Category 5 has only been able to execute it with a portion of its new business.

•	Payment Processing: Currently, Category 5 uses several payment processors for the processing needs of its customers. Previously, Category 5 received no revenue on an ongoing, residual basis from the monthly fees and discount rates charged these customers. On June 20, 2000, Category 5’s subsidiary, ePenzio, completed negotiations that allowed it to begin receiving a small portion of these monthly fees and discount rates. Over time, Category 5’s portion of these fees and discount rates has grown to approximately $111,000 per month in revenue. Category 5 anticipates that, at some point, it will explore the possibilities of handling many of its customers’ processing needs itself. This may allow Category 5 to better control the quality of the product its customers receive and may make it more cost effective for Category 5 to solicit customers with high monthly processing volumes. In addition, it may increase the revenues Category 5 generates from a service it already provides its customers.

•	Website Hosting: To date, Category 5 has contracted with several companies to provide web hosting services to its customers and received no portion of either the initial costs or the ongoing monthly hosting fees paid by the customer. Category 5 believes that it could establish or acquire a web hosting solution that would be at least as effective as those provided by its web partners. Again, this might allow Category 5 to better control the quality of the products its customers purchase while potentially increasing revenues.

Competition

      Category 5’s markets are becoming increasingly competitive. Category 5’s competitors include application service providers, software vendors, systems integrators and information technology consulting service providers who offer some or all of the same products as Category 5 does to the small business and entrepreneur markets.

      Most of these competitors do not yet offer a full range of Internet professional services. Many are currently offering some of these services or have announced their intention to do so. These competitors at any time could elect to focus additional resources in Category 5’s target markets, which could materially adversely affect Category 5’s business, prospects, financial condition and results of operations. Many of Category 5’s current and potential competitors have longer operating histories, larger customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than Category 5.

      Additionally, should Category 5 determine to pursue acquisition opportunities, Category 5 may compete with other companies with similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than Category 5 does. Competition for these acquisition targets could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

      There are relatively low barriers to entry into Category 5’s business. Category 5 has limited proprietary technology that would preclude or inhibit competitors from entering Category 5’s markets. In particular, Category 5 anticipates that new entrants will try to develop competing products and services or new forums for conducting e-commerce that could be deemed competitors. Category 5 believes, however, that it presently has a competitive advantage due to its marketing strategies.

      Because of Category 5’s unique marketing efforts and all-in-one Internet payment solutions, it is difficult to identify Category 5’s closest competitors. However, because of the relatively low barriers to entry involved with becoming an independent sales organization in the merchant processing industry, the list of companies providing just merchant accounts is fairly extensive, and it comprises the largest portion of companies competing for Category 5’s target customer base. The following is a list of Category 5’s larger competitors:

•	Cardservice International. Based in Moorpark, California, Raleigh, North Carolina Cardservice International is a provider of merchant credit card, ATM/debit card and check guarantee services, and offers secure transport of financial transactions for businesses in both the physical and Internet worlds. Cardservice’s sales are driven by independently-owned sales agent offices throughout the United States.

•	US Merchant Systems. Based in Newark, California, US Merchant Systems provides merchant accounts, credit card processing, ATM debit card processing, check verification and guarantee, secure Internet transaction processing, point-of-sale equipment, Internet storefront builders, shopping carts, and electronic check processing. It has solutions for both Internet and brick-and-mortar type businesses. US Merchant maintains an agent office program that is similar to that of Cardservice, but on a smaller scale. US Merchant markets its services to its customers mainly through affiliations with web hosting companies.

•	E-Commerce Exchange. Based in Irvine, California, E-Commerce Exchange provides a range of products that includes merchant accounts, credit card processing services, Internet payment gateways, point of sale terminals, Internet shopping carts, electronic check processing and [website hosting]. E-Commerce Exchange markets mainly through unsolicited email messages and outbound telemarketing calls to consumers and small businesses.

      Category 5’s competitors also include smaller regional independent sales organizations as well as agents and affiliates of larger merchant account and merchant services providers. There are hundreds of individuals and small companies throughout the nation who provide payment solutions, supported by local banks, to their local businesses. The following is a list of a few of Category 5’s smaller competitors:

•	Global Payments, Inc

•	Netgateway, Inc.

•	Total Merchant Services

•	Innovative Merchant

•	Payment Processing, Inc.

•	Bankcard USA

•	Electronic Commerce International

•	Merchant Processing Services

•	AMS Merchant Account Services

•	#1 Merchant Accounts

•	eHosts

      The following is a list of larger competitors of CaptureQuest, Inc., a wholly-owned subsidiary of Category 5:

•	WhiteSpeed. WhiteSpeed’s sales pitch is similar to that of CaptureQuest in that WhiteSpeed offers “full rich-media email service from creation to delivery, tracking, and detailed reporting.” Its digital products are listed as follows: Streaming video-banners, rich newsletter management, website creation, screensavers, games, and email streaming “TV-style” commercials.

•	EyeWonder, Inc. EyeWonder utilizes EyeMailTM and EYERISTM technology to deliver streaming video and audio via email, and plays the video and audio within the viewer’s email client.

•	Unicast Communications Corp. Based in New York City, New York, with offices in San Francisco, Chicago, Brazil and London, Unicast is an online advertising solutions provider, which provides an online format suite to its site network partners and its agency/ advertiser customers. Unicast works with both advertisers and Web publishers, and this central position allows it to deliver, format and service both sides of the advertising equation.

•	EyeBlaster, Inc. EyeBlaster provides an online ad management platform that allows agencies and advertisers to independently create and manage a wide variety of rich media formats including floating ads, window ads, expandable banners, and commercial breaks.

      The following is a list of larger competitors of FlashAlly, LLC, a wholly-owned subsidiary of Category 5:

•	Vermotion, Inc. Vermotion markets an application which enables companies to automate and transfer core business functions to the Internet, including customer management, order procurement, financial management, client services, data base marketing, product / supplier integration, Web Site management and comprehensive business reporting.

•	uSite. uSite markets technology which enables entrepreneurs and small businesses to establish an e-commerce presence on the Internet, including website design services, merchant accounts, payment gateways, and a warehouse that contains consumer products which customers can resell.

•	Pacific Webworks, Inc. Pacific Webworks markets a PC-based application that allows small businesses to create e-commerce enabled websites.

•	Internet Development Inc. Internet Development Inc. markets technology which gives companies with large sales forces a template system that gives each agent his or her own customizable website that reflects the branding and identity of the employer. Internet Development also offers a virtual office suite and an HTML email creator for email-based advertising.

      The main method in which Category 5 distinguishes itself from its competitors is through its marketing and sales. The majority of Category 5’s revenue is derived from product sales at seminars, workshops and training classes held throughout the nation. Other than Netgateway, Inc., very few, if any, of Category 5’s competitors conduct seminars and workshops. Instead, competitors rely on local salespeople, spam emails and advertisements in trade publications. Category 5 also offers a complete product line to enable its customers to have an Internet business presence and accept credit cards through their websites. Other than Netgateway, Inc., very few of Category 5’s competitors offer the complete product line to enable “one-stop” shopping for their customers. Some have websites, some have shopping carts, some have Internet payment gateways, and some have banking relationships to provide merchant accounts. Very few of Category 5’s competitors have the broad suite of products and services provided by Category 5 to its customers.

Significant Customers

      Category 5 does not rely on any one customer or small group of customers. Category 5 works to ensure that its customer base is sufficiently diversified.

Dependence on Suppliers

      Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, in August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the twelve months ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

Seasonality

      Revenues during the year for Category 5 are subject to seasonal fluctuations. The first and second calendar quarters are generally stronger than the third and fourth calendar quarters. Customers seem less interested in attending workshops during the period between July 15th through Labor Day, and again during the holiday season from Thanksgiving Day through the first week of the following January.

Research & Development

      While Category 5 does not currently have a department dedicated to research and development, Category 5 regularly investigates products, services, and techniques that could enhance the suite of products Category 5 offers.

Employees

      As of August 9, 2002, Category 5 and its subsidiaries employed a total of 89 employees, of which 88 are full-time employees.

Environmental Standards

      Category 5 believes its facilities and operations are within standards fully acceptable to the Environmental Protection Agency and that all facilities and procedures are in accordance with environmental rules and regulations, and international, federal, state, and local laws.

Strategic Relationships

      As indicated above, Category 5 has established relationships with various banks and financial institutions, which enable Category 5 to serve as a merchant account provider to certain customers seeking processing solutions, whether they need physical terminals or Internet payment gateways. Having multiple banking relationships enables Category 5 to successfully procure Merchant IDs and account setup for many of Category 5’s customers, regardless of credit history.

Properties and Facilities

      Category 5 currently does not own any real property. Category 5 does, however, lease approximately 18,000 square feet of office space located at 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, Utah for the operations of Category 5 and those of its subsidiaries. During the entire term of this lease, Category 5 will have paid approximately $20,283 per month in lease payments (based on straight-line rents). The lease for this space will terminate on October 31, 2005. Category 5 also leases approximately 4,000 square feet of office space located at 5255 North Edgewood Drive, Suite 250, Provo, Utah for the operation of its CaptureQuest subsidiary. This lease will expire on approximately August 31, 2004. During the course of this lease, Category 5 will have paid approximately $4,500-$4,700 per month in lease payments, plus certain additional rents as provided in the lease agreement. Category 5 believes that its current office space and the condition of such properties are adequate for current needs.

Legal Proceedings

      On December 28, 2000, Online Exchange, Inc., a Missouri corporation, and its president, Paul Schneider, filed a Petition for Declaratory Judgment for Breach of Contract and Related Relief against Executive Credit

Services, L.C. , as well as its President, Paul Anderson, and then CEO, Brad Crawford, in the Circuit Court of St. Louis County, Missouri (No. 00CC-004326). ePenzio is the successor to Executive Credit Services. The basis of the Petition is a Confidentiality and Marketing Agreement between the parties, dated November 23, 1999.

      In the Petition, Online requests (1) declaratory judgment that the Marketing Agreement has been abandoned or is otherwise of no force and effect, that the court determine the obligations of the parties subsequent to the abandonment of the Marketing Agreement, and that Online be awarded its costs and fees; (2) an order of the Court compelling ePenzio to provide the court with an accounting of all information related to ePenzio’s sale or lease of merchant accounts to Online customers, including information related to any chargebacks, and the award to Online of any referral fees due and owing from ePenzio, plus costs and attorneys’ fees; (3) judgment in favor of Online in an amount in excess of $25,000 (the specific amount to be determined at trial), plus interest and costs, for referral fees to which it is entitled from and after abandonment of the Marketing Agreement in March 2000, based upon the claim that ePenzio breached the agreement after March 2000; and (4) entry of judgment in Online’s favor in an amount in excess of $25,000 (the exact amount to be determined at trial), plus interests and costs, on a theory of unjust enrichment.

      On February 6, 2001, ePenzio filed a motion to dismiss the action pending in Missouri, on the basis that the parties agreed in the Marketing Agreement that any legal action filed by any party to the Agreement to enforce the terms of the Agreement must be filed in the Third Judicial District Court for the State of Utah. The motion is pending.

      On January 26, 2001, Executive Credit Services, L.C. filed a complaint in the Third Judicial District Court of Salt Lake County in the State of Utah against Online and Paul Schneider in relation to the Marketing Agreement (Civil No. 010900847). In the complaint, ePenzio requests (1) judgment against Online for the principle amount of $174,430, plus all chargeback amounts accrued after the date of the Complaint, plus pre and post judgment interest, as well as collection costs and (2) in the alternative, that the court imply a contract at law and enter judgment against Online in the amount of $174,430, plus pre and post judgment interests.

      On April 5, 2002, Category 5 filed a complaint against Netgateway, Inc. in the Third Judicial District Court in and for Salt Lake County, State of Utah (Case No. 020902991), in relation to the failure by Netgateway to perform its obligations under that certain Termination and Release Agreement by and between Category 5 and Netgateway and dated January 14, 2002, pursuant to which Netgateway is obligated to pay to Category 5 a termination fee of approximately $262,000. Category 5 has granted to Netgateway an indefinite extension to file its answer to the complaint, pending an out-of-court resolution of the dispute between the parties to the dispute.

      Mr. William C. Gibbs has been serving as the Chief Executive Officer and Chairman of Category 5’s board of directors; however, a dispute between Mr. Gibbs and Category 5 has occurred concerning Mr. Gibbs employment status and position as Chairman of the board of directors. Mr. Paul Anderson has assumed the duties of Chief Executive Officer and Chairman of Category 5. Category 5 has requested that Mr. Gibbs terminate his employment, which Mr. Gibbs claims is in violation of his employment agreement. Both Category 5 and Mr. Gibbs have retained legal counsel to evaluate their respective claims concerning Mr. Gibbs employment status. This matter has caused Category 5 to incur increased legal costs and, if not resolved in the near future, may disrupt employee morale at Category 5 and could substantially impair Category 5’s liquidity if the outcome of the matter is adverse to Category 5. Category 5 is not able to provide any assurances to you regarding the outcome of this dispute with Mr. Gibbs.

      In the normal course of business, Category 5 has various legal claims and other contingent matters. Although the final outcome of such matters cannot be predicted, Category 5 believes the ultimate disposition of these matters will not have a material adverse effect on Category 5’s consolidated financial condition, liquidity or results of operations.

Summary Selected Historical Consolidated Combined Financial Data of Category 5

      Set forth below is selected historical consolidated combined financial data for Category 5 and its subsidiaries for the periods and as of the dates indicated. This selected historical financial data is only a summary and we urge you to read this summary in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Category 5” and the financial statements and related notes thereto of Category 5 and its subsidiaries for the nine months ended March 31, 2002, and 2001, for the six months ended June 30, 2001, and for the twelve months ended December 31, 2000, and 1999, respectively, which are included elsewhere in this joint proxy statement/prospectus. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated combined financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of these periods. Historical results are not necessarily indicative of the results to be expected in the future.

	9 Months Ended	9 Months Ended	6 Months Ended	Year Ended	Year Ended
	March 31,	March 31,	June 30,	December 31,	December 31,
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Consolidated Combined Statement of Operations(1):
Revenue	$19,344,139	$12,351,186	$10,595,967	$20,070,443	$9,900,507

Costs and expenses	16,527,285	9,962,606	6,409,758	18,383,679	8,750,418
Income from operations	2,816,854	2,388,580	4,186,209	1,686,764	1,150,089
(Provision) benefit for income taxes	(924,000)	—	140,000	—	—
Interest income (expense)	(108,690)	2,483	(1,237)	11,023	4,308
Other income (expense)	—	—	—	3,208	—
Net income	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397

Pro forma earnings per share:
Earnings as reported	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397
Pro forma income taxes	—	(933,000)	(1,710,000)	(638,000)	(433,000)

Pro forma earnings	$1,784,164	$1,458,063	$2,614,972	$1,062,995	$721,397

Pro forma basic earnings per share	$0.15	$0.16	$0.28	$0.12	$0.08

Pro forma diluted earnings per share	$0.12	$0.16	$0.25	$0.12	$0.08

Weighted average shares, Basic	12,259,000	9,000,000	9,430,556	9,000,000	9,000,000
Weighted average shares, Diluted	15,147,000	9,000,000	10,384,103	9,000,000	9,000,000
Earnings per share, Basic	$0.15	$0.27	$0.46	$0.19	$0.13

Earnings per share, Diluted	$0.12	$0.27	$0.42	$0.19	$0.13

Cash dividends paid	$—	$103,766	$484,348	$822,005	$627,929

	March 31,	June 30,	December 31,	December 31,
	2002	2001	2000	1999

	(Unaudited)
Consolidated Combined Balance Sheet Data(1):
Working capital (deficit)	$(787,067)	$1,411,227	$1,094,375	$408,328

Total assets	15,456,570	6,247,009	1,658,672	732,404
Total liabilities	5,922,200	997,139	249,426	202,148
Stockholders equity	9,534,370	5,249,870	1,409,246	530,256

(1)	The selected financial data at and for the nine months ended March 31, 2002 and 2001, the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999 include data from (a) Executive Credit Services, L.C., the predecessor of ePenzio, Inc., prior to May 17, 2000, (b) ePenzio, Inc., which was formed May 17, 2000 pursuant to subchapter S of the Internal Revenue Code, and (c) the reverse merger transacted May 29, 2001 between Category 5 (formerly Network Investor Communications, Inc.) and ePenzio, Inc. For accounting purposes the business combination was treated as a recapitalization of ePenzio, Inc., with ePenzio being treated as the accounting acquirer. Effective July 23, 2001, Network Investor Communications, Inc. changed its name to Category 5 Technologies, Inc.

SELECTED QUARTERLY FINANCIAL DATA

	Quarter Ended

	September 30,	December 31,	March 31,
	2001	2001	2002

Sales	$4,356,205	$7,079,812	$7,908,122
Gross Profit	$1,873,830	$3,728,766	$2,669,157
Net Income (loss) before income taxes	$34,847	$1,981,377	$691,940
Net Income (loss)	$34,847	$1,281,377	$467,940
Net Income (loss) per common share:
Basic	$—	$0.11	$0.04
Diluted	$—	$0.09	$0.03

	Quarter Ended

	September 30,	December 31,	March 31,	June 30,
	2000	2000	2001	2001

Sales	$4,211,814	$2,977,011	$5,162,362	$5,433,335
Gross Profit	$1,306,597	$1,494,713	$3,216,267	$3,989,358
Net Income (loss) before income taxes	$(158,142)	$707,480	$1,841,725	$2,343,247
Net Income (loss)	$(158,142)	$707,480	$1,841,725	$2,483,247
Net Income (loss) per common share
Basic	$(0.02)	$0.08	$0.20	$0.26
Diluted	$(0.02)	$0.08	$0.20	$0.22
Pro forma earnings per share
Earnings as reported	$(158,142)	$707,480	$1,841,725	$2,483,247
Pro forma income taxes	—	(260,000)	(680,000)	(920,000)

Pro forma earnings	$(158,142)	$447,480	$1,161,725	$1,563,000

Pro forma basic earnings per shares	$(.02)	$.05	$.13	$.16

Pro forma diluted earnings per share	$(.02)	$.05	$.13	$.12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF CATEGORY 5

Overview

      The following is management’s discussion and analysis of the consolidated financial conditions and results of operations of Category 5. It should be read in conjunction with both the unaudited consolidated financial statements and the audited consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. When used in this discussion, the words “believes,” “anticipates,” “estimates,” “projects,” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to, those discussed under the heading “Risk Factors” beginning on page 24 and elsewhere in this joint proxy statement/prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Category 5 undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Business Acquisitions

      On May 29, 2001, Category 5 issued 9,000,000 shares of its common stock to the stockholders of ePenzio in exchange for 1,000,000 shares of ePenzio common stock, representing all of the outstanding shares of ePenzio, pursuant to which ePenzio became a wholly-owned subsidiary of Category 5. Because ePenzio is the operating entity and its stockholders acquired voting control of Category 5 as a result of the ePenzio acquisition, ePenzio is considered the accounting acquirer of Category 5 and the ePenzio acquisition is treated as a reverse acquisition for financial reporting purposes. As a result, for all periods prior to May 29, 2001, Category 5 is presenting the historical, financial and other information of ePenzio and its two subsidiaries, Olympus Financial, Inc. and Bring It Home, Inc., which are combined with the results of Category 5, as those of Category 5.

      Historically, ePenzio had a fiscal year end of December 31. However, in connection with the ePenzio acquisition, the board of directors of Category 5 elected to carry forward Category 5’s historical fiscal year end of June 30, effective for the period ending June 30, 2001. This discussion includes the transition period created thereby between December 31, 2000 and June 30, 2001.

      On October 23, 2001, Category 5, Netgateway, Inc., a Delaware corporation, and C5T Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Category 5, entered an Agreement and Plan of Merger, pursuant to which C5T Acquisition Corp. would merge with and into Netgateway, with Netgateway as the surviving corporation. In connection with the proposed merger between Netgateway and C5T Acquisition Corp., Category 5 filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 11, 2001. However, the respective boards of directors of Category 5 and Netgateway subsequently determined that the merger was no longer in the best interests of their respective companies and, on January 14, 2002, Category 5, C5T Acquisition Corp. and Netgateway entered a Termination and Release Agreement that terminated the Agreement and Plan of Merger. Pursuant to the Termination Agreement, Netgateway is required to pay to Category 5 an expense reimbursement fee in the aggregate amount of $260,631, to be paid in various monthly installments of at least $20,000. To date, Category 5 has not received any portion of the expense reimbursement fee from Netgateway. On January 18, 2002, Category 5 filed with the Securities and Exchange Commission a letter withdrawing entirely the previously filed S-4.

      On January 9, 2002, Category 5 completed its purchase of the issued and outstanding stock of Exposure International Direct Marketing Systems, Inc. for $12,500, which had acquired the assets of Mancala, Inc. (d/b/a Word of Mouth), under the approval of the Federal Bankruptcy Court. Exposure International Direct Marketing System, Inc. holds certain intellectual property and software that Category 5 may sell and/or license. The software is an advanced email marketing and promotions product that enables businesses to communicate with existing and prospective customers on a targeted, real-time basis. The software is tied to a database that aggregates information and enables companies to perform data-mining to further customize communications and promotions.

      On January 22, 2002, Category 5 completed its acquisition of Transaxis, S.A., a Swiss company. Pursuant to a stock purchase and exchange agreement, Category 5 acquired all of Transaxis’ outstanding capital stock for 15,000 restricted shares of Category 5 common stock. Category 5 recorded $36,000 of intangible assets related primarily to the acquisition of certain license agreements. Currently, Transaxis provides processing solutions to merchants and financial institutions in England and Western Europe. Category 5 anticipates that its acquisition of Transaxis will enable Category 5 to offer its products and services to businesses and financial institutions internationally. The operations of Transaxis, S.A. are included in Category 5’s results as of the date of acquisition.

      On February 27, 2002, Category 5 completed its acquisition of Bottomline Online, Inc. Pursuant to a stock purchase and exchange agreement, Category 5 acquired all of Bottomline Online, Inc.’s outstanding capital stock for 225,000 Category 5 restricted shares of common stock. Bottomline Online, Inc. has developed proprietary software to enable businesses to affordably create their own Internet storefronts with full e-commerce capabilities. Category 5 recorded an increase in net property and equipment of $575,750 related to the software obtained through the Bottomline Online, Inc. acquisition. The operations of Bottomline Online, Inc. are included in Category 5’s results as of the date of acquisition.

      On March 1, 2002, Category 5 completed its acquisition of FlashAlly, LLC. Pursuant to a membership exchange agreement, Category 5 acquired all of FlashAlly, LLC’s membership interests for 2,000,000 restricted shares of common stock. At closing, 500,000 shares were issued to the former members of FlashAlly, LLC, and the remaining 1,500,000 shares were deposited into an escrow account, to indemnify Category 5 against certain representations and warranties made by FlashAlly, LLC, and to serve as an earn out upon attainment by FlashAlly, LLC of certain revenue and profitability targets. FlashAlly has developed next-generation website design and presentation software, enabling businesses to create their own websites. Category 5 originally recorded an intangible asset of $1,535,000 related to the acquisition of FlashAlly, LLC. The operations of FlashAlly, LLC are included in Category 5’s results as of the date of acquisition. Since its acquisition of FlashAlly, Category 5 has determined that the assets and goodwill associated with FlashAlly have been impaired. For the period ended June 30, 2002, Category 5 anticipates writing down assets valued at approximately $1.5 million on Category 5’s balance sheet. Category 5 is not currently otherwise able to determine the full impact that the impairment of these assets will have on Category 5’s financial statements for the fiscal year ended June 30, 2002.

      Category 5 has also entered a royalty agreement that requires Category 5 to make certain royalty payments to the former members of FlashAlly equal to 75% of the net income generated from the sale or license of FlashAlly software to or through certain entities for a period of not fewer than twelve months from March 2002. These royalty payments may be adjusted if Category 5’s stock price increases and will terminate if the 15-day average closing price of Category 5’s common stock equals or exceeds $15 per share. Category 5 has also agreed to may royalty payments to the former members of FlashAlly equal to $15 per sale of FlashAlly software through Category 5 or its affiliates until the earlier of twelve months or until the 15-day average closing price of Category 5’s common stock equals or exceeds $10 per share.

      On April 10, 2002, Category 5 closed its acquisition of CaptureQuest, Inc. Category 5 acquired CaptureQuest for 3,105,769 shares of common stock. At closing, 2,105,769 of these shares were issued to the former shareholders of CaptureQuest, and the remaining 1,000,000 shares were deposited into an escrow account to indemnify Category 5 against certain representations and warranties made by CaptureQuest, and to serve as an earnout upon attainment by CaptureQuest of certain revenue and profitability targets during the 12 months following the closing. Of the total shares issued, 250,000 were granted traditional piggyback registration rights. CaptureQuest has developed software that enables businesses to conduct rich-media marketing and promotions campaigns. Category 5 granted to each of the former CaptureQuest shareholders the right to repurchase the CaptureQuest shares transferred to Category 5 by such shareholder if Category 5 ceases to operate, if Category 5 files for bankruptcy, or if Category 5’s stock trades at a price below $1.00 for a period of fifteen days after one year from the closing. Moreover, Category 5 agreed to contribute, on or before September 25, 2002, $1,500,000 to CaptureQuest to be used for working capital.

Bridge Note Financing

      On November 21, 2001, Category 5 closed on a bridge loan, raising approximately $820,000. Category 5 received approximately $720,000 from the bridge loan after paying all selling commissions, legal fees, accounting fees, and other expenses incurred in the bridge loan. Each investor in the bridge loan purchased a convertible promissory note that bears interest at the rate of 8% per year and matures on November 20, 2002. At the investors’ option, the convertible promissory notes will convert on a dollar-for-dollar basis into Category 5 common stock at a share price equal to $2.00 per share. Following the merger, those convertible notes still outstanding will be convertible into shares of MindArrow common stock. Holders of such outstanding convertible notes will be entitled to receive that number of shares of MindArrow common stock that such holders would have received had such holders converted their notes into Category 5 common stock immediately prior to the merger. In addition, each investor also received a warrant to purchase 950 shares of Category 5 common stock for each $1,000 the investor loaned to Category 5. The warrants are exercisable any time within the next five years at $1.69 per share of common stock and also have a cashless exercise feature. These warrants will be assumed by MindArrow in connection with the merger if the merger is consummated.

Loss of Home, Inc. Contract

      Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, in August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the twelve months ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

Results of Operations

Nine Months Ended March 31, 2002 Compared to the Nine Months Ended March 31, 2001.

      The following table sets forth certain income statement information of Category 5 for the nine months ended March 31, 2002 and March 31, 2001:

		Percent of		Percent of
	March 31, 2002	Revenues	March 31, 2001	Revenues

	(Unaudited)		(Unaudited)
Revenues	$19,344,139	100%	$12,351,186	100%
Cost of revenues	11,072,387	57.20%	6,333,610	51.30%

Gross profit	8,271,752	42.80%	6,017,576	48.70%
Selling, general and administrative	5,454,898	28.20%	3,628,996	29.40%

Income from operations	2,816,854	14.60%	2,388,580	19.30%
Other income Interest income (expense)	(108,690)	(0.60)%	2,483	0.10%

Net income before income taxes	2,708,164	14.00%	2,391,063	19.40%
(Provision) Benefit for Income taxes
Current	(1,997,000)	(10.30)%	—	—
Deferred	1,073,000	5.50%	—	—

Net income	1,784,164	9.20%	2,391,063	19.40%
Pro forma income taxes(1)	—	—	(933,000)	7.6%

Pro forma net income	$1,784,164	9.20%	$1,458,063	11.8%

(1)	Taxes as if the Company had been a “C” corporation for the periods presented.

     Revenues

      Revenues increased by approximately $6.9 million, or approximately 56%, for the nine months ended March 31, 2002 to $19.3 million, compared to $12.4 million for the nine months ended March 31, 2001. The increase in revenues is due to the following two factors: (i) an increase in the volume of new accounts as a result of additional relationships with third-party referral sources and (ii) revenue generated by Bring It Home, Inc., a wholly-owned subsidiary of Category 5, through its resale of a third party’s hosting and web-site design services, and the sale of merchant accounts. Through Bring It Home, Category 5 is attempting to market its own seminars in order to capture as much of the associated revenues from the customer as possible. This allows Category 5 to retain the portion of the revenues that otherwise would have gone to third-party referral sources. Category 5 initiated these efforts through Bring It Home over the last seven months, and therefore Category 5 is not able to estimate whether or not its efforts to market its own seminars will continue to increase its total revenues. While Category 5 cannot say with certainty the degree to which it experiences seasonality in its business because of its limited operating history, Category 5’s experience to date indicates that Category 5 experiences lower revenue during its first and second fiscal quarters. Category 5 believes this is attributable to summer vacations and the Thanksgiving and December holiday season.

     Cost of Revenues

      Cost of revenues increased by approximately $4.8 million, or approximately 76%, for the nine months ended March 31, 2002 to $11.1 million, compared to $6.3 million for the nine months ended March 31, 2001. The increase in the cost of revenues is due to the following two factors: (i) an increase in the volume of new accounts as a result of relationships with third-party referral sources and the costs associated with establishing such new accounts, including, but not limited to, commissions to third parties and revenue-share arrangements with third-party suppliers of hosting and web design software and merchant accounts, and (ii) an increase in the cost to organize and market the Bring It Home, Inc. seminars. As a percentage of revenues, costs of revenues increased from 51% for the nine months ended March 31, 2001 to 57% for the nine months ended March 31, 2002.

     Gross Profit

      Gross profits increased by approximately $2.3 million, or approximately 38%, for the nine months ended March 31, 2002 to $8.3 million, compared to $6.0 million for the nine months ended March 31, 2001. Category 5’s gross profit percentage was negatively impacted by the two factors described above in “Cost of Revenues.” Category 5’s gross margin decreased to 43% for the nine months ended March 31, 2002, from 49% in the same period in 2001.

     Selling, General and Administrative Expenses

      Selling, general and administrative expense increased by approximately $1.9 million or approximately 53%, to $5.5 million for the nine months ended March 31, 2002, compared to $3.6 million for the nine month period ended March 31, 2001. This increase in Category 5’s selling, general and administrative expenses is primarily due to expenses associated with the launch of Bring It Home, Inc., and increased salaries associated with more employees. Also, additional expenses associated with the acquisitions of BottomLine Online, Inc., Exposure International, LLC, Transaxis, S.A., CaptureQuest, Inc. and FlashAlly, LLC were incurred during the nine months ended March 31, 2002. As a percentage of revenues, Category 5’s selling, general and administrative expenses decreased to 28% for the nine months ended March 31, 2002 from 29% for the same period in 2001.

     Income from Operations

      Income from operations increased by approximately $0.4 million, or approximately 17%, for the nine months ended March 31, 2002 to $2.8 million, compared to income of $2.4 million for the nine months ended March 31, 2001, based primarily upon the above discussion of the financial operations.

     Other Income (Expense), Net

      Interest expense increased to $108,690 for the nine months ended March 31, 2002, compared to interest income of $2,483 for the nine months ended March 31, 2001. Other income for the nine month period ended March 31, 2002 consisted of interest income in the amount of $1,250 of interest paid by Category 5’s financial lenders for deposits held in sweep accounts during the year and the interest expense of $109,940 for the nine months ended March 31, 2002, which consisted of $21,988 of interest related to funds borrowed under Category 5’s credit facility, and $87,952 of accrued interest and amortization of the discount and prepaid loan fees on the $820,000 convertible promissory notes sold on November 21, 2001.

     (Provision) Benefit for Income Taxes

      For the nine months ended March 31, 2002, Category 5 accrued approximately $2.0 million in current income tax expense due to Category 5’s net income without allowing deductions for bad debt allowances on receivables. The current expense was offset by a deferred tax benefit of approximately $1.1 million, due to the increase in bad debt allowances. During the nine months ended March 31, 2001, Category 5 did not accrue current or deferred income tax liabilities or benefits because ePenzio was taxed under subchapter S of the Internal Revenue Code and any such taxes were the responsibility of the former shareholders of ePenzio.

     Net Income

      Net income decreased by approximately $0.6 million, or approximately 25%, for the nine months ended March 31, 2002 to net income of $1.8 million, compared to net income of $2.4 million for the nine months ended March 31, 2001. This increase in net income is due to the factors discussed above relating to Category 5’s financial operations, primarily Category 5’s cost of goods sold. As a percentage of revenues, Category 5’s net income decreased from 19% to 9% for the nine month period ended March 31, 2001 and 2002, respectively.

     Changes in Financial Condition

      At March 31, 2002, Category 5’s total assets amounted to $15.5 million, as compared to $6.2 million at June 30, 2001. The $9.3 million or 150% increase in total assets during the nine months ended March 31, 2002 was primarily the result of increases of $177,928 in cash and cash equivalents, $4,779,143 in net contract and trade receivables, $30,000 in shareholder receivables, $749,886 in net retainages, $1,073,000 in deferred tax assets, $620,093 in property and equipment, $62,500 in deposits, $1,571,000 in intangibles, $290 in employee receivables, and $145,721 in prepaid expenses. Cash and cash equivalents increased primarily due to the sale of $820,000 of convertible promissory notes on November 21, 2001 and borrowing under the line of credit. Contract and trade receivables increased primarily due to Category 5’s decision to sell fewer of its contracts to financing sources and to instead service the contracts. The $30,000 shareholder receivable is the result of a loan to shareholders. Retainages receivable have increased due to Category 5’s continuing to sell contracts to finance companies that require reserves on some purchase accounts. Category 5’s current deferred tax asset has increased primarily due to the increase in the allowances for uncollectable receivables. Net property and equipment increased by $97,567 as the result of purchases of software, computer hardware, furniture, and fixtures required for Category 5’s continued operation, offset by normal depreciation and amortization expense. The remaining increase in net property and equipment relates to $573,750 of software acquired in the Bottomline Online, Inc. acquisition. Deposits increased by $62,500 due to payments made to a new seminar company as a security deposit. Intangibles increased primarily due to the acquisition of FlashAlly, LLC. Prepaid expenses increased due to prepaying third-party groups at the end of March 31, 2002.

      At March 31, 2002, Category 5’s total liabilities amounted to $5.9 million, as compared to $1.0 million at June 30, 2001. The $4.9 million, or 490%, increase in total liabilities was primarily a result of the $694,715 borrowed under Category 5’s Zions Facility described below, an increase of $820,000 in notes payable, an increase of $911,473 in Category 5’s accounts payable (of which $260,631 was related to the termination of the Netgateway transaction), an increase of $1,997,000 in income taxes payable, an increase in the fair value allowance of $523,776 and an increase of $75,846 in deferred revenue, offset by a $32,217 decrease in accrued expenses, and a decrease of $12,200 in loans to a shareholder. Category 5’s short-term debt and accounts payable increased due to borrowings and expenses incurred to fund Category 5’s operations. Income taxes payable increased due to the increased net income of MindArrow. The fair value allowance increased as Category 5’s sales of receivables to financing companies include limited recourse provisions, which are deemed non-hedging derivatives pursuant to the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging. The purpose of the limited recourse provisions are normal in the course of business and sale of receivables, and are meant to facilitate the sale of receivables to financing companies. The fair value of the recourse liability has been determined using a best estimate method, and the fair value estimate was based on historical recourse rates experienced by Category 5. The fair value of the recourse obligation at March 31, 2002 is $523,776, which is included in current liabilities as a fair value allowance. The change in the fair value of the recourse liability is recognized in net income during the respective period, and increases in the recourse liability are recorded as reductions of revenue. Deferred revenue increased due to back end packages sold to customers representing fees to be recognized over future months. Accrued expenses decreased primarily due to reductions in accrued salaries.

Six Months Ended June 30, 2001 Compared to the Six Months Ended June 30, 2000

      The following table sets forth certain information of Category 5 for the six months ended June 30, 2001 and June 30, 2000:

	For the Six Month Period Ended June 30,

		Percent of		Percent of
	2001	Revenues	2000	Revenues

	(Audited)		(Unaudited)
Revenues	$10,595,967	100%	$12,881,619	100%
Cost of Revenues	3,390,342	32%	7,979,664	62%

Gross profit	7,205,625	68%	4,901,955	38%
Selling, general and administrative	3,019,416	28%	3,757,543	29%

Income from Operations	4,186,209	40%	1,144,412	9%
Other income
Interest Income (Expense)	(1,237)	—	6,810	—

Net Income before income taxes	4,184,972	40%	1,151,222	9%
Benefit from Income taxes	140,000	1%	—	—

Net Income	4,324,972	41%	1,151,222	9%
Pro forma income taxes	(1,710,000)	16%	(426,000)	3%

Pro forma net income	$2,614,972	25%	$725,222	6%

(1)	Taxes as if the Company had been a “C” corporation for the periods presented.

     Revenues

      Revenues decreased by $2.3 million, or 18%, for the six months ended June 30, 2001 to $10.6 million, compared to $12.9 million for the six months ended June 30, 2000. The decrease in revenues is due to the loss of two third-party referral sources during the last six months of 2000. Revenues generated by these two sources came mostly in the first six months of 2000.

     Cost of Revenues

      Cost of revenues decreased by $4.6 million, or 58%, for the six months ended June 30, 2001 to $3.4 million, compared to $8.0 million for the six months ended June 30, 2000. The decrease in the cost of revenues is due to the fact that commissions are not paid on those customer installment contracts that are not immediately purchased by finance companies. A portion of the installment contracts executed by Category 5’s customers are not immediately purchased by finance companies. Instead, these installment contracts are held in a pool by Category 5’s wholly-owned subsidiary, Olympus, which are billed each month on behalf of Category 5 and are shown as receivables. Because these installment contracts are not immediately purchased by a finance company, a much lower commission is paid to third parties, thus significantly decreasing the cost of revenues. As a percentage of revenues, costs of revenues decreased from 62% for the six months ended June 30, 2000 to 32% for the six months ended June 30, 2001. This decrease is primarily due to the change in the commission structure to account for those installment contracts not immediately purchased by finance companies.

     Gross Profit

      Gross profit increased by $2.3 million, or 47%, for the six months ended June 30, 2001 to $7.2 million, compared to $4.9 million for the six months ended June 30, 2000. Category 5’s gross profit was positively impacted by the change in payment of commissions to third parties described above. Category 5’s gross margin increased from 38% in the first six months of 2000 to 68% in the same period of 2001. Category 5’s gross profit margin was favorably impacted by the change in commissions paid to third parties.

     Selling, General and Administrative

      Selling, general and administrative expenses decreased by $0.8 million or 20%, to $3.0 million for the six months ended June 30, 2001, compared to $3.8 million for the six month period ended June 30, 2000. This decrease in selling, general and administrative expenses is primarily due to improved pricing from vendors such as printers, suppliers of office products and others that have been negotiated by Category 5. As a percentage of revenues, selling, general and administrative expenses decreased from 29% for the six months ended June 30, 2000 to 28% for the same period in 2001.

     Income from Operations

      Income from operations increased by $3.1 million, or 266%, for the six months ended June 30, 2001 to $4.2 million, compared to $1.1 million for the six months ended June 30, 2000 based upon the above discussion of the financial operations. Operating margins increased from 9% in the 2000 period to 40% in the 2001 period. For the six months ended June 30, 2000 and 2001, EBITDA was $1.1 million and $4.1 million, respectively.

     Other Income (Expense), Net

      Other income for the six month period ended June 30, 2001 consisted of interest income in the amount of $6,810 as interest paid by Category 5’s bank for deposits held in sweep accounts during the year. For the six-month period ended June 30, 2000, Category 5 paid interest in the amount of $1,237 in relation to the loan from a stockholder that was paid off in January 2001.

     Income Taxes

      As specified by the Commission, pro forma data has been provided since ePenzio was formerly a subchapter S corporation. Pro forma earnings per share have been calculated to include the adjustment for income taxes had the operating subsidiary been a C corporation during the periods presented. The benefit for income taxes for the six months ended June 30, 2001 was $140,000, due to a loss attributable to the last month of the period, subsequent to the conversion of ePenzio to a C corporation. There was no similar benefit for income taxes during the same period in 2000, because ePenzio was a subchapter S corporation during the entire period. Pro forma income taxes have been presented to reflect income taxes as though the Company were a “C” corporation during the entire period.

     Net Income

      Net income increased by $3.2 million, or 276%, for the six months ended June 30, 2001 to $4.3 million, compared to $1.2 million for the six months ended June 30, 2000. This increase in net income is due to the establishment of the pool of installment contracts that are retained by Olympus and billed every month, rather than being purchased immediately by a finance company, and the resulting savings on commission expense.

     Pro Forma Income Taxes and Pro Forma Net Income

      Pro forma income taxes increased by $1.3 million, or 301%, for the six months ended June 30, 2001, to $1.7 million, compared to $0.4 million for the six months ended June 30, 2000. Moreover, pro forma net income increased by $1.9 million, or 261%, for the six months ended June 30, 2001, to $2.6 million, compared to $0.7 million for the six months ended June 30, 2000. The increase in pro forma income taxes and the pro forma net income is due to the increase in net income for the six month period ended June 30, 2001, as described above in “Net Income.”

Twelve Months Ended December 31, 2000 Compared to the Twelve Months Ended December 31, 1999

      The following table sets forth certain information of Category 5 for the twelve months ended December 31, 2000 and 1999:

	For the Twelve Month Period Ended December 31,

		Percent of		Percent of
	2000	Revenues	1999	Revenues

Revenues	$20,070,443	100%	$9,900,507	100%
Cost of Revenues	11,816,333	59%	5,882,519	59%

Gross profit	8,254,110	41%	4,017,988	41%
Selling, general and administrative	6,567,346	33%	2,867,899	29%

Income from Operations	1,686,764	8%	1,150,089	12%
Other income
Interest Income (Expense)	11,023	—	4,308	—
Other	3,208	—	—	—

Net Income before income taxes	1,700,995	8%	1,154,397	12%
Benefit from Income taxes	—	—	—	—

Net Income	1,700,995	8%	1,154,397	12%
Pro forma income taxes(1)	(638,000)	3%	(433,000)	4%

Pro forma net income	$1,062,995	5%	$721,397	8%

(1)	Taxes as if the Company had been a “C” corporation for the periods presented.

     Revenues

      Revenues increased by $10.2 million, or 103%, for the twelve months ended December 31, 2000 to $20.1 million, compared to $9.9 million for the twelve months ended December 31, 1999. The increase in revenues is due to a significant increase in the volume of new accounts as a result of additional relationships with third-party referral sources developed during 2000.

     Cost of Revenues

      Cost of revenues increased by $5.9 million, or 101%, for the twelve months ended December 31, 2000 to $11.8 million, compared to $5.9 million for the twelve months ended December 31, 1999. The increase in the cost of revenues is due to the increased expenses related to the generation of new accounts and corresponding increase in revenues. As the volume of new accounts increased during 2000, so did the amount of commissions to be paid. As a percentage of revenues, costs of revenues remained at approximately 59% for the twelve months ended December 31, 2000 and 1999.

     Gross Profit

      Gross profit increased by $4.3 million, or 105%, for the twelve months ended December 31, 2000 to $8.3 million, compared to $4.0 million for the twelve months ended December 31, 1999. Category 5’s gross profit was positively impacted by the increase in accounts described above. Category 5’s gross margin remained at approximately 41% for fiscal years 2000 and 1999.

     Selling, General and Administrative

      Selling, general and administrative expenses increased by $3.7 million, or 129%, for the twelve months ended December 31, 2000 to $6.6 million, compared to $2.9 million for the twelve months ended December 31, 1999. This increase is primarily due to an increase in the number of employees at Category 5 and expenses that were incurred to improve future efficiencies at Category 5. As a percentage of revenues, selling, general and administrative expenses increased from 29% for fiscal year 1999 to 33% for the same period in 2000.

     Income from Operations

      Income from operations increased by $0.5 million, or 47%, for the twelve months ended December 31, 2000, to $1.7 million, compared to $1.2 million for the twelve months ended December 31, 1999. Operating margins decreased, however, from 12% in the 1999 period to 8% in the 2001 period, due to additions in employee benefits. For example, during 1999 Category 5 did not offer health insurance benefits or a 401(k) program. However, during 2000, in an effort to attract and retain better employees, Category 5 added a competitive health insurance benefits program, a 401(k) program with Category 5 matching up to a certain percentage of contributions, and a profit sharing program. Additionally, Category 5 moved into larger offices to accommodate the increased number of employees. This resulted in an increase in the lease payments each month. For fiscal year 2000 and 1999, EBITDA was $1.7 million and $1.1 million, respectively.

     Other Income (Expense), Net

      Other income for fiscal year 1999 consisted of interest income in the amount of $4,308 in relation to the deposits held at Category 5’s depository bank in a sweep account. Other income for fiscal year 2000 consisted of income of $11,023, an increase of 156% from the prior fiscal year, in relation to a sublease of some of Category 5’s office space to an unrelated party for a short period of time. In addition, Category 5 realized $3,208 of additional other income from interest earned on funds held in the sweep accounts in fiscal year 2000.

     Income Taxes

      Executive Credit Services, ePenzio’s predecessor, was organized as a limited liability company. ePenzio elected under the Internal Revenue Code to be an S corporation. Therefore, the members and stockholders of Executive Credit Services and ePenzio were taxed on their proportionate share of Category 5’s taxable income through May 29, 2001. Therefore, no provision or liability for federal income taxes has been included in the financial statements set forth herein as of December 31, 2000 and 1999. The subsidiaries of ePenzio were formed as C corporations and have incurred losses since inception. Pro forma income taxes have been presented to reflect income taxes as though the Company was a “C” corporation during the entire period.

     Net Income

      Net Income increased by $0.5 million, or 47%, for the twelve months ended December 31, 2000 to $1.7 million, compared to $1.2 million for the twelve months ended December 31, 1999. The increase in net income is due to an increased volume of accounts as well as improvements in operating efficiencies.

     Liquidity and Capital Resources

      At March 31, 2002, Category 5 had negative working capital of $787,067 compared to working capital of $1,411,227 at June 30, 2001. This decrease in working capital is principally due to the increase in current liabilities described above, under the heading “Changes in Financial Condition” described above in the comparison between the nine month periods ended March 31, 2002 and 2001.

      During the nine month period ended March 31, 2002, Category 5 used $1,120,991 of cash in its operating activities, used $97,567 of cash in its investing activities and generated $1,396,486 of cash in its financing activities. During the nine month period ended March 31, 2001, Category 5 generated $139,671 of cash in its operating activities, used $14,824 of cash in its investing activities and used cash in its financing activities of $103,766.

      Category 5’s operating cash flow for the nine months ended March 31, 2002 was negatively impacted by the increase in its receivables, deferred tax assets, trade receivables, retainage receivables, employee receivables, deposits and accrued expenses. The uses of cash were partially offset by net income of $1,784,164,

$2,594,254 in allowances for doubtful accounts, $523,776 in fair value allowance, $51,224 in depreciation and amortization, $248,376 in issuances of stock for consulting services and stock options, $27,210 in issuance of warrants related to the cost of the convertible promissory notes, $35,344 in amortization of loan fees, $26,668 in amortization of the notes payable discount, $911,473 in accounts payable, $1,997,000 in income taxes payable, and $75,846 in deferred revenue. Category 5’s investing activities during the nine month period ended March 31, 2002 included purchases of property and equipment of $97,567. Category 5’s financing activities during the nine month period ended March 31, 2002 included proceeds from notes payable in the amount of $713,971, and borrowings of $694,715 on Category 5’s line of credit and payments on a shareholder loan in the aggregate amount of $12,200.

      During the six month period ended June 30, 2001, Category 5 generated $729,481 of cash from its operating activities, used $33,217 of cash in its investing activities and used $542,148 of cash in its financing activities. During the sixth month period ended June 30, 2000, Category 5 generated $753,063 of cash from its operating activities, used $129,028 of cash in its investing activities and used $726,190 of cash in its financing activities. During the twelve month period ended December 31, 2000, Category 5 generated $752,805 of cash from its operating activities, used $133,825 of cash in its investing activities and used $752,005 of cash in its financing activities. During the twelve month period ended December 31, 1999, Category 5 generated $944,813 of cash from its operating activities, used $132,625 of cash in its investing activities and used $623,429 of cash in its financing activities.

      Category 5’s investing activities during the six month period ended June 30, 2001 included purchases of property and equipment of $33,217. Category 5’s investing activities during the six month period ended June 30, 2000 included purchases of property and equipment of $129,028. Category 5’s investing activities during the twelve month periods ended December 31, 2000 and 1999 included purchases of property and equipment of $133,825 and $132,625, respectively.

      Category 5’s financing activities during the six month period ended June 30, 2001 included the payment on a stockholder loan in the aggregate amount of $57,800 and dividends paid on Category 5’s common stock in the aggregate amount of $484,348. Category 5’s financing activities during the six month period ended June 30, 2000 included distributions made to the stockholders of ePenzio (then an S corporation) in the aggregate amount of $726,190. Category 5’s financing activities during the twelve month periods ended December 31, 2000 included receipt of a stockholder loan in the amount of $70,000 and distributions made in the aggregate amount of $822,005. Category 5’s financing activities during the twelve month period ended December 31, 1999 included stockholder contributions in the amount of $4,500 and distributions made in the aggregate amount of $627,929.

      Category 5’s wholly-owned subsidiary, ePenzio, Inc., has historically generated a substantial percentage of its revenue from selling products and services at programs sponsored by other companies (“lead sources”). During the last year, one of the larger lead sources has been Home, Inc. ePenzio was informed on May 10, 2002 that Home, Inc. may no longer allow ePenzio sales teams to participate in Home, Inc. programs. Subsequently, on June 14, 2002, ePenzio and Home, Inc. executed an agreement pursuant to which ePenzio’s sales teams would have continued to participate in Home, Inc.’s programs. However, in August 2002, Home, Inc. terminated this contract. While it is unclear what the actual effect on revenues, profits cash flow, or the financial condition of Category 5 will be as a result of the termination of the relationship between ePenzio and Home, Inc., there is a substantial likelihood that revenues will decrease in the short term as a result of this development. During the nine month period ended March 31, 2002, the six months ended June 30, 2001, and the twelve months ended December 31, 2000, this outside referral source provided customer referrals which generated in excess of 21%, 60%, and 88%, respectively, of Category 5’s gross revenues. The Company has relationships with other lead sources, and intends to begin sending sales teams out with these companies as soon as reasonably possible. While there can be no assurances in this regard, it is anticipated that the loss of Category 5’s contractual relationship with Home, Inc. may significantly affect the Company’s results of operations.

      On March 1, 2002, Category 5 completed its acquisition of FlashAlly, LLC, and, in connection therewith, recorded an intangible asset of $1,535,000. Since its acquisition of FlashAlly, Category 5 has determined that the assets and goodwill associated with FlashAlly have been impaired. For the period ended June 30, 2002, Category 5 anticipates writing down assets valued at approximately $1.5 million on Category 5’s balance sheet. Category 5 is not currently otherwise able to determine the full impact that the impairment of these assets will have on Category 5’s financial statements for the fiscal year ended June 30, 2002.

      On August 7, 2002, Category 5 obtained a $2 million revolving line of credit from Zions First National Bank (the “Zions Facility”). The annual interest rate applied to the unpaid principal balance of the Zions Facility is 1% over Prime (4.75% as of August 7, 2002). All accrued and unpaid interest and principal owed under the Zions Facility are due on September 1, 2003. The Zions Facility is secured by inventory, chattel paper, accounts, general intangibles and certain contract receivables, owned by Category 5 on or after August 7, 2002. Pursuant to the Zions Facility, Category 5 may borrow up to the lesser of (i) $2 million or (ii) 50% of the aggregate amount of Category 5’s Eligible Accounts (as specifically defined by the Zions Facility). In addition to customary affirmative and negative covenants, pursuant to the Zions Facility, Category 5 must maintain a tangible net worth of not less than $5 million, and a debt coverage ratio (defined as total earnings, before interest, taxes, depreciation and amortization to total debt service coverage) of 1.5 to 1.0, measured on a quarterly basis. As of August 9, 2002, the Company had drawn on the Zions Facility in the amount of approximately $1 million.

      The Zions Facility replaces and supercedes the Business Loan Agreement, Promissory Note and Commercial Security Agreement by and between Category 5’s subsidiary, ePenzio, Inc., and Zions and dated September 11, 2001, pursuant to which ePenzio was entitled to borrow up to $1,000,000 from Zions.

      On November 21, 2001, Category 5 issued to sixteen accredited investors an aggregate of $820,000 in convertible promissory notes, in exchange for an aggregate of $820,000 cash. From the sale of the convertible promissory notes, Category 5 realized $714,000 after payment of a commission in the amount of $82,000 to TerraNova Capital Partners LLC, Category 5’s placement agent, and other transaction costs related to the offering. Each convertible promissory note has a term of one year and bears interest at a rate of 8% per annum. During the period of August 2002 through November 2002, each convertible promissory note begins to be eligible to be converted at the option of the holder, on a dollar-for-dollar basis, into shares of Category 5 common stock, at a share price equal to $2 per share. In addition to the convertible promissory note, each holder of a convertible promissory note received a warrant to purchase 950 shares of Category 5 common stock for each $1,000 of notes purchased, exercisable at $1.69 per share, subject to adjustment as provided in the warrant. These warrants expire in five years and include a cashless exercise feature. Each warrant is immediately exercisable. Each holder of a convertible promissory note and warrant has certain registration rights relating to the shares of Category 5 common stock that may be issued upon conversion of the notes and exercise of the warrants. Upon the completion of the merger, these warrants shall be assumed by MindArrow. Moreover, following the merger, those convertible notes still outstanding will be convertible into MindArrow common stock. Holders of such outstanding convertible notes will be entitled to receive that number of shares of MindArrow common stock that such holders would have received had such holders converted their notes into Category 5 common stock immediately prior to the merger.

      On April 10, 2002, Category 5 closed its acquisition of CaptureQuest, Inc. Category 5 acquired CaptureQuest for 3,105,769 shares of common stock. Category 5 granted to each of the former CaptureQuest shareholders the right to repurchase the CaptureQuest shares transferred to Category 5 by such shareholder if Category 5 ceases to operate, if Category 5 files for bankruptcy, or if Category 5’s stock trades at a price below $1.00 for a period of fifteen days after one year from the closing. Moreover, Category 5 agreed to contribute, on or before September 25, 2002, $1,500,000 to CaptureQuest to be used for working capital. Category 5 may not be able to fund the $1,500,000 to CaptureQuest for working capital on September 25, 2002, or ever.

      Category 5 maintains trade credit arrangements with certain of its suppliers. The unavailability of a significant portion of, or the loss of, the Zions Facility and trade credit from suppliers would have a material adverse effect on Category 5’s financial condition and operations. In the event of the termination of contracts with all or most of the finance companies with which Category 5 has developed such relationships, Category 5 may be unable to meet its anticipated working capital needs or routine capital expenditures on a short-term and long-term basis.

      Category 5’s management believes that cash from future operations and borrowings available under its $2 million line of credit with Zions First National Bank will be sufficient to meet Category 5’s anticipated working capital needs, routine capital expenditures and current debt service obligations for the next twelve months, with the possible exception of Category 5’s obligation to fund $1.5 million to CaptureQuest on or before September 25, 2002. Category 5’s cash and cash equivalents are available for working capital needs, capital expenditures, strategic investments, mergers and acquisitions, and other potential cash needs as they may arise. On a longer-term basis, if future cash from operations and Category 5’s $2 million line of credit with Zions First National Bank and $820,000 loaned to Category 5 in the bridge financing that closed on November 21, 2001 are not sufficient to meet its cash requirements, Category 5 may be required to seek additional financing. There can be no assurances that Category 5 will be successful in obtaining such additional financing.

     Effects of Inflation

      The effects of inflation were not considered material during the nine month period ended March 31, 2002, the six month period ended June 30, 2001, and the fiscal years ended December 31, 2000 and December 31, 1999.

Recent Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 establishes a new standard for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. On January 1, 2002, Category 5 adopted the accounting standards set forth in Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets” (SFAS No. 142). SFAS No. 142 changed the methodology for assessing goodwill impairments and ceased the continued amortization of goodwill. Under the new standard, impairment is determined by comparing the carrying values of reporting units to the corresponding fair values. Additionally, under the new standard, goodwill is no longer amortized but is to be tested at the reporting unit within the related business segment annually and whenever events or circumstances occur indicating that goodwill might be impaired. Category 5’s management has not yet completed its impairment assessment in accordance with the transitional guidance of SFAS No. 142, and plans to complete the assessment prior to the issuance of its financial statements for the year ended June 30, 2002.

      In August of 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” which establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. Category 5 expects to adopt SFAS No. 143 effective January 1, 2003 and does not expect that the adoption of this new standard will have a significant impact on Category 5’s results of operations and financial position.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for “Long-Lived Assets to Be Disposed Of.” This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30 (“APB 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for segments of a business to be disposed of. This Statement also amends ARB No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a temporarily controlled subsidiary. The adoption of SFAS No. 144 effective January 1, 2002 did not have a material effect on Category 5’s results of operation or financial position.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds FASB

Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under change conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Category 5’s management does not anticipate that the initial adoption of SFAS No. 145 will have a significant impact on Category 5’s consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is encouraged. Category 5’s management is currently evaluating the provisions of SFAS No. 146 and its potential impact on Category 5’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Category 5 does not believe that it currently has material exposure to interest rate, foreign currency exchange rate or other relevant market risks.

      Interest Rate and Market Risk. Category 5’s exposure to market risk for changes in interest rates relates primarily to its investment portfolio. As of June 30, 2002, Category 5’s investment portfolio consisted primarily of cash and cash equivalents, substantially all of which were held at one financial institution. Category 5 does not use derivative financial instruments in its investment portfolio.

      Foreign Currency Exchange Risk. Category 5 does not believe that it currently has material exposure to foreign currency exchange risk because of the relative insignificance of its foreign subsidiaries. Category 5 intends to assess the need to use financial instruments to hedge currency exposures on an ongoing basis. Category 5 does not use derivative financial instruments for speculative trading purposes.

MANAGEMENT OF CATEGORY 5

      The following sets forth certain information regarding the executive officers of Category 5 and significant employees of Category 5 and its wholly-owned subsidiaries as of August 9, 2002, each of whom will likely continue as a director and/or executive officer of MindArrow and/or MindArrow Acquisition Corp. following the merger.

Name	Age	Position

Paul Anderson	33	Director and President of ePenzio; Acting Chairman of the Board of Directors and Acting Chief Executive Officer
Brad Crawford	44	Director and Chief Operating Officer of ePenzio
Tyler Thompson	28	Director and Executive Vice President of Sales and Marketing
Troy Kearl	34	Director and Vice President of Product Development
Matthew Greene	33	Executive Vice President of ePenzio
Jade B. Millington	31	Vice President of ePenzio

      Paul Anderson has been a director of Category 5 since May 29, 2001 and the President of ePenzio since May 1998. Since July 5, 2002, Mr. Anderson has been Acting Chairman and Chief Executive Officer of Category 5. Since 1993, Mr. Anderson has been responsible for having consulted with or trained entrepreneurs in the U.S. and Canada in small business marketing and sales concepts. From 1993 to 1996, Mr. Anderson worked as a corporate trainer for Freecom Communications. Mr. Anderson was responsible for designing and delivering presentations to help small business owners broaden their customer base and enhance their sales abilities at Freecom Communications. In 1996, Mr. Anderson worked in a similar position with Eleva, Incorporated. In 1997, he began consulting with independent sales organizations in the bankcard industry in an effort to enhance their marketing efforts and build their merchant bases. In 1998, Mr. Anderson co-founded ePenzio.

      Brad Crawford has been a director of Category 5 since May 29, 2001 and the Chief Operating Officer of ePenzio since May 1998. Prior to joining ePenzio, Mr. Crawford founded and managed Dream Catcher, a Utah-based company. Dream Catcher oversaw and supervised the management of various recreational assets. As the founder, Mr. Crawford was responsible for all aspects of the business including developing client relationships and regular reporting to other investors. Dream Catcher is still an on-going concern. Before starting Dream Catcher, Mr. Crawford founded Val-Dev, LC, a family-owned company involved in the development and management of real estate. Prior to Val-Dev, Mr. Crawford founded and ran other small companies with interests in automotive products, boats, and custom woodwork.

      Tyler Thompson has been a director of Category 5 since April 23, 2002 and the Executive Vice President of Sales and Marketing since May 1, 2002. Prior to the acquisition of CaptureQuest, Inc. by Category 5 in March 2002, Mr. Thompson served as Chairman and Chief Executive Officer of CaptureQuest, a rich-media technology and solutions provider focusing on multimedia and rich-media advertising. From 1999 to 2000, Mr. Thompson owned and operated The Mulligan Group, an operational and management consulting company which focused on building operational infrastructures for Internet and high tech start-up companies. From 1998 to 1999, Mr. Thompson also worked with the Business Software Alliance, an industry business software trade association, as its Director of Metrics. Mr. Thompson received his Bachelor of Arts degree from Brigham Young University and a Masters Degree in Business and Real Estate Development from MIT.

      Troy Kearl has been a director of Category 5 and its Vice President of Product Development since March 1, 2002. From March 1993 until July 2001, Mr. Kearl was founder and President of Uniq Studios, Inc. a media advertising, design and marketing agency spanning both interactive and traditional media. While at Uniq, Mr. Kearl invented the “Intellidisc” technology, a proprietary, patent-pending technology that combines CD-ROM and server content into one medium having the delivery capabilities of each for delivery of comprehensive messaging. Mr. Kearl was employed from 1991 until 1992 as a Japanese translator for Sumitomo. Mr. Kearl attended the University of Utah and has a minor in Japanese.

      Matthew Greene has been the Executive Vice President of ePenzio since August 1999. Prior to joining ePenzio, Mr. Greene served as Acquisition Manager for Booth Creek Golf and Golfstar Management, LLC, a start-up venture formed to acquire golf courses and golf-related properties across the United States. From July 1994 to March 1997, Mr. Greene worked in a marketing and sales position for Freecom Communications. From March 1992 to October 1992, Mr. Greene served as the Marketing Manager for Segufix, GmbH in Hamburg, Germany. Mr. Greene is a graduate of Utah State University. He also obtained an MBA from the Marriott School of Management at Brigham Young University.

      Jade B. Millington has been the Vice President of ePenzio since August 1999. Prior to joining ePenzio, from April 1998 to August 1999, Mr. Millington worked with Booth Creek Golf and Golfstar Management, LLC, a start-up venture formed to acquire golf courses and golf-related properties across the United States. From May 1995 to August 1997, Mr. Millington worked with D.B. Fitzpatrick & Co. Inc., an institutional money management firm specializing in fixed-income products. Mr. Millington completed his Bachelor’s degree at Boise State University in Finance, graduating Magna Cum Laude, and obtained a MBA from the Marriott School of Management at Brigham Young University.

EXECUTIVE COMPENSATION OF CATEGORY 5

      The following table sets forth information regarding the compensation of certain executive officers of Category 5 and its wholly-owned subsidiary, ePenzio, for the six months ended June 30, 2001 and the twelve months ended December 31, 2000, 1999 and 1998, each of whom will likely continue as an executive officer of MindArrow or a subsidiary of MindArrow following the merger (hereinafter referred to as Category 5’s “named executive officers”).

Summary Compensation Table

	Annual Compensation

	Year or				All Other
Name and Principal Position	Period		Salary	Bonus(1)	Compensation(2)

Paul Anderson(3)	2001	*	53,192	—	1,303
President and Acting Chief Executive Officer,	2000		72,000	—	4,000
Chief Executive Officer of ePenzio	1999		47,500	—	24,000
	1998		—	—	—
Tyler Thompson(4)	2001	*	—	—	—
Vice President	2000		—	—	—
	1999		—	—	—
	1998		—	—	—
Troy Kearl(5)	2001	*	—	—	—
Vice President of Product Development	2000		—	—	—
	1999		—	—	—
	1998		—	—	—
Brad Crawford(6)	2001	*	53,192	—	869
Chief Operating Officer of ePenzio, Inc.	2000		72,000	—	4,000
	1999		47,500	—	24,000
	1998		—	—	—
Matthew Greene(7)	2001	*	42,115	8,500	822
Executive Vice President of ePenzio, Inc.	2000		65,843	—	—
	1999		6,423	—	—
	1998		—	—	—
Jade Millington(8)	2001	*	40,962	5,200	—
Vice President of ePenzio, Inc.	2000		67,100	—	—
	1999		8,923	—	—
	1998		—	—	—

*	For the six-month period ended June 30, 2001.

(1)	Represents incentive bonuses for the year indicated that may have been paid in the subsequent year. Amount of bonus is for achievement of corporate, individual and organizational objectives for the six month period ended June 30, 2001.

(2)	All other compensation for the six-month period ended June 30, 2001 includes matching contribution to Category 5’s 401(k) Plan benefits of $2,994 (Mr. Anderson $1,303, Mr. Crawford $869 and Mr. Green $822). All other compensation for the twelve-month period ended December 31, 2000 includes Profit Sharing Plan benefits of $8,000 ($4,000 to each of Messrs. Anderson and Crawford). All other compensation for the twelve-month period ended December 31, 1999 includes Profit Sharing Plan benefits of $48,000 ($24,000 to each of Messrs. Anderson and Crawford).

(3)	In June 1998, Mr. Anderson co-founded Executive Credit Services, L.C., a limited liability company, which, on May 17, 2000, became ePenzio, Inc., an S corporation. On May 29, 2001, ePenzio became a subsidiary of Category 5 and converted to a C corporation. For the twelve months ended December 31, 1998, 1999 and 2000, Mr. Anderson received distributions from ePenzio or Executive Credit Services in the aggregate amount of $13,500, $318,795 and $410,356, respectively. For the six months ended June 30, 2001, Mr. Anderson received distributions from ePenzio in the aggregate amount of $245,034.

(4)	Mr. Thompson commenced his employment with Category 5 in April 2002 as its Vice President.

(5)	Mr. Kearl commenced his employment with Category 5 in March 2002 as its Vice President of Product Development.

(6)	In June 1998, Mr. Crawford co-founded Executive Credit Services, L.C., a limited liability company, which, on May 17, 2000, became ePenzio, Inc., an S corporation. On May 29, 2001, ePenzio became a subsidiary of Category 5 and converted to a C corporation. For the twelve months ended December 31, 1998, 1999 and 2000, Mr. Anderson received distributions from ePenzio or Executive Credit Services in the aggregate amount of $16,200, $303,135 and $410,356, respectively. For the six months ended June 30, 2001, Mr. Anderson received distributions from ePenzio in the aggregate amount of $245,034.

(7)	Mr. Green commenced his employment with ePenzio, Inc. in August 1999 as Executive Vice President.

(8)	Mr. Millington commenced his employment with ePenzio, Inc. in August 1999 as Vice President and Chief Financial Officer.

Option/SAR Grants During Six Months Ended June 30, 2001(1)

      The following table sets forth information regarding stock options granted during the six months ended June 30, 2001 to the named executive officers of Category 5 and ePenzio. No SARs were granted during this six-month period.

Individual Grants

Percent of Total
	Number of	Options/SARs
	Securities	Granted to
	Underlying	Employees In
	Options/SARs	Six-Month	Exercise or	Expiration
Name	Granted	Period(2)	Base Price	Date

Paul Anderson	—	—	—	—
Tyler Thompson	—	—	—	—
Troy Kearl	—	—	—	—
Brad Crawford	—	—	—	—
Matthew Greene	—	—	—	—
Jade B. Millington	—	—	—	—

(1)	Category 5 granted no options during the twelve months ended December 31, 2000 to any of the named executive officers of Category 5 and ePenzio.

(2)	Total number of options granted to employees during the six month period ended June 30, 2001 was 400,000.

Aggregated Option/SAR Exercises During Six Months Ended June 30, 2001(1) And Option/SAR Values At June 30, 2001

      The following table sets forth information concerning the exercise of stock options during the six months ended June 30, 2001 by the named executive officers of Category 5 and ePenzio and lists the value of their unexercised options on June 30, 2001. None of these officers exercised any stock options prior to June 30, 2001.

			Number Of Securities		Value Of Unexercised
			Underlying Unexercised		In-The-Money
			Options/SARs		Options/SARs
	Shares		on June 30, 2001		on June 30, 2001(2)
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul Anderson	—	—	—	—	—	—
Tyler Thompson	—	—	—	—	—	—
Troy Kearl	—	—	—	—	—	—
Brad Crawford	—	—	—	—	—	—
Matthew Greene	—	—	—	—	—	—
Jade B. Millington	—	—	—	—	—	—

(1)	None of these officers had options outstanding during the twelve months ended December 31, 2000.

(2)	Based on the closing price of Category 5’s common stock as reported on the Over-the-Counter Bulletin Board on June 21, 2001, the date immediately preceding June 30, 2001 on which there was trading of Category 5’s common stock, on which date the closing price was $1.07.

Compensation of Directors

      Members of the Category 5 board of directors do not receive separate compensation for services performed as directors. Category 5 non-employee directors do, however, receive reimbursement for expenses and options to purchase Category 5 common stock pursuant to the 2001 Director Option Plan described below. There is no separate compensation for committee meeting attendance.

      On June 8, 2001, the board of directors and a majority of stockholders of Category 5 adopted the Category 5 Technologies, Inc. 2001 Director Option Plan for outside directors of Category 5. Under the 2001 Director Option Plan, 1,000,000 shares have been reserved for issuance of options. The Director Option Plan is designed to work automatically with little or no discretionary administration. Only outside directors are eligible to participate in the 2001 Director Option Plan. The 2001 Director Option Plan provides that each newly-appointed or elected outside director, who was not a director on the date on which the 2001 Director Option Plan became effective, will be granted an option to purchase 25,000 shares of common stock on January 1 of each year after his or her appointment or election (if, on such date, he or she has served as a director for at least six months) for so long as he or she remains an outside director, or such other grant as approved by the board of directors. The term of options granted pursuant to the 2001 Director Option Plan is 10 years. Options granted under the 2001 Director Option Plan are exercisable only while the recipient remains a director (with limited exceptions, as provided in the 2001 Director Option Plan). The exercise price per share must be 100% of the fair market value per share on the date of grant, and each option shall be fully exercisable upon six months following the date of grant. As of August 9, 2002, 950,000 shares remained available for future option grants under the 2001 Director Option Plan.

      Options granted pursuant to the 2001 Director Option Plan are nonqualified stock options. Nonqualified stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income on the excess of the fair market value on the date of exercise over the option exercise price. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the date of recognition of income, will be taxed as a capital gain or loss. In the event of a sale of the option, the optionee recognizes ordinary income on the difference between the option exercise price and the sale price. No tax deduction is available to Category 5 with respect to the grant of the option or the sale of stock acquired upon exercise of the option. Category 5 should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of the nonqualified stock option. Generally, option recipients will be subject to the restrictions of Section 16(b) of the Securities Exchange Act of 1934.

      On May 29, 2001, Category 5 granted to each of William Gibbs, Mitchell Edwards and Edward Mooney a stock option to purchase 200,000 shares of Category 5 common stock at an exercise price of $0.25 per share, the fair market value of Category 5’s common stock on the date of such grant. One third, or 66,667 shares, vested immediately upon grant and one third have vested or will vest on each of the next two anniversaries of the date of grant. Messrs. Gibbs, Edwards and Mooney were granted these options as an inducement to serve on Category 5’s board of directors. These options were not granted pursuant to the 2001 Director Option Plan. On June 24, 2002, Category 5 granted to one of its directors, Shelly Singhal, an option to purchase 50,000 shares of Category 5 common stock, at an exercise price of $1.13 per share, pursuant to the 2001 Director Option Plan.

Employee Benefit Plans

      Category 5 offers an employee benefit plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have attained the age of 21 and have completed twelve months and 1,000 hours of service with Category 5 are eligible to participate. Category 5 matches a percentage of the employee’s contributions, which is determined each year at the discretion of management. In addition, Category 5 may contribute an annual amount at the discretion of management. Vesting in these contributions is over a period of one to four years. Category 5 also has a profit sharing plan. All full time employees who have attained the age of 21 and have completed 12 months and 1,000 hours of service with Category 5 are eligible to participate. Category 5 makes contributions to the profit sharing plan at its discretion.

      EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN CONTROL ARRANGEMENTS

Employment Agreements

Troy Kearl

      On March 1, 2002, Category 5 entered into an employment agreement with Troy Kearl. Pursuant to Mr. Kearl’s employment agreement, Mr. Kearl shall serve as Vice President of Product Development of Category 5 until December 31, 2002, unless the employment term is further extended or sooner terminated in accordance with the terms of the agreement. Further, Category 5 agreed to pay Mr. Kearl an annual base salary of $140,000, subject to adjustment as provided in the agreement. Such annualized base salary may be increased from time to time in accordance with the normal business practices of Category 5. Mr. Kearl is entitled to receive bonuses, when and as declared by the board of directors. Mr. Kearl is entitled to all benefits normally provided to employees of Category 5 similarly situated, including being added as a named officer on Category 5’s existing directors’ and officers’ liability insurance policy. The employment agreement may be terminated upon the death or disability (as defined in the agreement) of Mr. Kearl. In addition, Mr. Kearl’s employment may be terminated by Category 5 at any time for cause (as specifically defined in the agreement) or by Mr. Kearl for good reason (as also specifically defined in the agreement) or in the event Mr. Kearl’s health is impaired, making continued performance of his duties hazardous to his physical or mental health.

      Under Mr. Kearl’s employment agreement, Mr. Kearl is subject to customary confidentiality, assignment of inventions, and non-competition provisions during his employment and which confidentiality and non-competition provisions extend beyond the termination of his employment for those periods provided in the agreement.

Tyler Thompson

      On May 1, 2002, Category 5 entered into an employment agreement with Tyler Thompson. Pursuant to Mr. Thompson’s employment agreement, Mr. Thompson shall serve as Executive Vice President of Category 5 until December 31, 2004, unless the employment term is extended or sooner terminated in accordance with the terms of the agreement. Further, Category 5 agreed to pay Mr. Thompson an annual base salary of $150,000, subject to adjustment as provided in the agreement. Such annualized base salary may be increased from time to time in accordance with the normal business practices of Category 5. However, Mr. Thompson is entitled to a minimum salary increase of $50,000 per year upon meeting benchmarks and/or performance criteria established by the Company and Mr. Thompson. Mr. Thompson is also entitled to receive bonuses, when and as declared by the board of directors. Moreover, Mr. Thompson is entitled to all benefits normally provided to employees of Category 5 similarly situated. Mr. Thompson is also entitled to life insurance in the amount of $1 Million and a car allowance in the amount of $800 per month, plus gas and maintenance.

      In the case of termination of Mr. Thompson’s employment as a result of death or disability, Mr. Thompson (or his surviving spouse or estate, as appropriate) is entitled to receive all of Mr. Thompson’s accrued benefits and a termination payment equal to the greater of Mr. Thompson’s gross income for the six months preceding his termination due to death or disability, or $150,000, on an annualized basis. If Mr. Thompson terminates his employment for good reason (as defined in Mr. Thompson’s employment agreement), or Mr. Thompson’s employment is terminated by Category 5 for any reason other than death, disability or cause (as defined in Mr. Thompson’s employment agreement), Mr. Thompson shall be entitled to a termination payment equal to the greater of Mr. Thompson’s gross income for the twelve months preceding such termination, or $150,000, on an annualized basis. In the context of a change of control (as defined in Mr. Thompson’s employment agreement), if Mr. Thompson terminates his employment for good reason, or Mr. Thompson’s employment is terminated by Category 5 for any reason other than death, disability or cause, Mr. Thompson shall be entitled to a termination payment equal to the greater of Mr. Thompson’s gross income for the twelve months preceding such termination, or $150,000, on an annualized basis. In the event Category 5 terminates Mr. Thompson’s employment for cause, or Mr. Thompson terminates his employment without good reason (both as defined in Mr. Thompson’s employment agreement), Mr. Thompson shall be entitled to only that salary and those benefits that have accrued through the date of termination.

      Under Mr. Thompson’s employment agreement, Mr. Thompson is subject to customary non-competition provisions during his employment and for 24 months following the termination of his employment. Mr. Thompson is also subject to customary assignment of inventions provisions during his employment, and to customary confidentiality provisions at all times during and after his employment with Category 5.

ePenzio Executive Officer Employment Agreements

      On May 22, 2001, ePenzio executed employment agreements with each of Paul Anderson, Brad Crawford, Matthew Greene, and Jade Millington. Each of Messrs. Anderson, Crawford, Greene, and Millington is employed in the position(s) listed below in exchange for the compensation indicated. Each of the employment agreements has a term ending December 31, 2002, which term is automatically extended for additional one-year periods unless terminated by either ePenzio or the individual at least thirty days prior to December 31 of the then current year. Each of the employment agreements provides for bonuses, when and as declared by the board of directors. In addition, each of Messrs. Anderson, Crawford, Greene and Millington is entitled to employment benefits afforded employees of ePenzio in general, including health insurance, paid vacation and employer contributions to the ePenzio 401(k) plan. Each of Messrs. Anderson, Crawford, Greene, and Millington is entitled to a monthly car allowance of between $400 and $800, and coverage for insurance, gas and maintenance. Messrs. Anderson and Crawford are also entitled to $1 million in life insurance coverage.

      ePenzio may terminate the employment agreements of Messrs. Anderson, Crawford, Green, and Millington at any time for cause or in the event such individual becomes disabled. Each of Messrs. Anderson, Crawford, Greene and Millington may terminate his employment with ePenzio for good reason (as specifically defined in the employment agreements) or if such individual cannot perform his duties due to impaired health. Under the employment agreements, each of Messrs. Anderson, Crawford, Greene and Millington is subject to customary non-competition provisions during his employment and for two years following the termination of his employment. Each of Messrs. Anderson, Crawford, Greene, and Millington is also subject to customary assignment of inventions provisions during his employment, and to customary confidentiality provisions at all times during and after his employment with ePenzio.

Officer	Position(s)	Annual Base Salary

Paul Anderson	Chief Executive Officer	$175,000
Brad Crawford	Chief Operating Officer	$175,000
Matthew Greene	Executive Vice President	$90,000
Jade Millington	Vice President and Chief Financial Officer	$80,000

Change-In-Control Agreements

      In the context of a change of control (as defined in Mr. Thompson’s employment agreement), if Mr. Thompson terminates his employment for good reason, or Mr. Thompson’s employment is terminated by Category 5 for any reason other than death, disability or cause, Mr. Thompson shall be entitled to a termination payment equal to the greater of his gross income for the twelve months preceding his termination or $150,000, on an annualized basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF CATEGORY 5

      Category 5 has engaged in certain transactions with its officers, directors, stockholders and affiliates. All transactions between Category 5 and its officers, directors, principal stockholders and affiliates were reviewed and passed upon by the board of directors. Following is a description of those transactions between Category 5 and any officer or director of Category 5 who will continue as an officer or director of either MindArrow or MindArrow Acquisition Corp. following the merger.

Kings Peak Capital L.L.C. Advisory Agreement

      On May 21, 2001, Category 5 entered into an advisory agreement with Kings Peak Capital, L.L.C. for 24 months with an automatic 12 month renewal. Kings Peak is one of Category 5’s stockholders. Prior to accepting a position with Category 5, William C. Gibbs, Chairman and CEO of Category 5, was an owner and manager of Kings Peak; however, Mr. Gibbs has disclaimed any interest in fees which Kings Peak may receive under the Kings Peak advisory agreement. Edward Mooney, a Director of Category 5, is a member and manager of Kings Peak.

      Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 with general corporate advisory services in connection with:

•	Structuring and implementing its overall corporate finance strategy, including market positioning with respect to financial markets;

•	Review and analysis of business plans, corporate materials, and investor relations materials for distribution to prospective investors;

•	Recruitment for board and other senior positions as requested; and

•	Merger and acquisition identification, analysis and structuring.

      Kings Peak will also assist Category 5 on an ongoing, nonexclusive basis in identifying placement agents, underwriters, lenders and other sources of financing during the term of the Kings Peak advisory agreement. As compensation to Kings Peak for these general corporate advisory services, Category 5 agreed to pay to Kings Peak $10,000 per month and a warrant to purchase 600,000 shares of Category 5 common stock at an exercise price of $0.25 per share.

      Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 with financial advisory services in connection with identifying and contacting, on a non-exclusive basis, certain venture capital, underwriters and investment banking companies and other strategic investors that may provide Category 5 with financing or that may agree to assist Category 5 in equity or debt offerings. As compensation for these financial advisory services, Category 5 has agreed to pay to Kings Peak a structuring fee equal to:

•	10% of gross proceeds from equity financings; and/or

•	1.5% of gross proceeds of debt financings completed by one or more of the underwriters or placement agents introduced to Category 5 by Kings Peak.

      In addition, Category 5 has agreed to pay to Kings Peak any compensation due to Kings Peak for its assistance in identifying prospective investors to Category 5, pursuant to the placement terms and conditions of applicable Category 5 offering memorandums.

      Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 with merger and acquisition services in connection with assisting Category 5 in identifying potential merger and/or acquisition candidates. Kings Peak will assist in contacting pre-approved target companies and in structuring such transactions. As compensation for these merger and acquisition services, Category 5 has agreed to pay to

Kings Peak a merger and acquisitions success fee according to a Lehman Formula based on the value of the transaction as follows:

•	5% of the first $1 million in value;

•	4% of the second $1 million in value;

•	3% for the third $1 million in value;

•	2% for the fourth $1 million in value; and

•	1% of all value thereafter.

      In the event that Category 5 closes a merger or acquisition that results from a contact of Kings Peak with a value of $5 Million or greater, Kings Peak will receive at closing a performance bonus of $100,000.

      Pursuant to the Kings Peak advisory agreement, Kings Peak will provide Category 5 with general business development services in connection with assisting Category 5, on a best-efforts basis, in the identification of new U.S. and international business development opportunities, including but not limited to:

•	New marketing and distribution channels;

•	New strategic marketing, co-marketing, OEM or private label agreements; and

•	New technologies, hardware or software partners or equipment.

      As compensation for these general business development services, Category 5 has agreed to negotiate, in good faith, in advance, a compensation schedule for such services provided by Kings Peak on a case-by-case basis. In general, Kings Peak will expect a fee of approximately 2.5% of the revenues for a one-year period, which compensation will survive the termination of the Kings Peak advisory agreement.

      Pursuant to the Kings Peak advisory agreement, Kings Peak may also assist Category 5 in securing equipment leases or other equipment financing structures, for which Kings Peak will be entitled to compensation that is negotiated in good faith, in advance, on a case-by-case basis.

Crescent Advisors, LLC Advisory Agreement

      In February 2001, ePenzio, Inc. entered into an advisory agreement with Crescent Advisors, LLC, pursuant to which Crescent Advisors provided advisory services with respect to the exploration of strategic alternatives, including potential partnerships, mergers, acquisitions, private placements or other possible transactions. As consideration for Crescent’s undertaking to provide the services set forth in the advisory agreement, Category 5 issued to Crescent 900,000 shares of Category 5 common stock and modified the agreement to terminate on-going or additional payment obligations. The advisory agreement was amended on May 29, 2001. As provided in the advisory agreement, as amended, because Crescent Advisors failed to satisfy certain performance criteria, former shareholders of Category 5’s subsidiary ePenzio are entitled to purchase all 900,000 shares of Category 5 common stock issued to Crescent Advisors pursuant to the advisory agreement, at a purchase price of $0.01 per share.

      William C. Gibbs, a director of Category 5 and its current Chief Executive Officer, owns 50% of the outstanding equity interests in Crescent Advisors. Paul Anderson, Brad Crawford, Matt Greene and Jade Millington are the former ePenzio shareholders entitled to purchase the 900,000 shares of Category 5 common stock pursuant to the advisory agreement. Messrs. Anderson, Crawford, Greene and Millington are currently executive officers and/or directors of Category 5 and/or its subsidiaries.

Anderson/ Crawford/ SBI E2-Capital (USA), Ltd. Agreement

      On February 11, 2002, each of Category 5 directors Paul Anderson and Brad Crawford granted SBI E2-Capital (USA), Ltd. a warrant to purchase 1,000,000 shares of Category 5 common stock currently owned by each such director. The warrant was exercisable until August 10, 2002 at an exercise price of $1.00 per share. SBI E-2 Capital (USA), Ltd is wholly owned by SBI E2-Capital (HK) Limited. SBI E2-Capital

(HK) Limited is a stockholder of Category 5. Shelly Singhal, a current director of Category 5, is also an Executive Vice President of SBI E2-Capital (HK) Limited. SBI E2-Capital did not exercise either of these warrants prior to their termination in August 2002.

SBI USA, LLC

      Shelly Singhal, a director of Category 5, is also a managing director of SBI USA, LLC. Category 5 engaged SBI E-2 Capital (USA), Ltd., a predecessor in interest to SBI USA, LLC to provide significant financial services to it during the period prior to the merger. Pursuant to an engagement letter dated July 2, 2002, as amended effective July 2, 2002, among Category 5 and SBI USA, LLC, as successor in interest to SBI E2 Capital (USA), Ltd., in the event Category 5 merges or otherwise effects a corporate reorganization with MindArrow, Category 5 must pay to SBI USA, LLC a cash fee equal to $175,000 payable as follows: (i) $25,000 in cash on July 2, 2002, (ii) $50,0000 in cash by July 15, 2002, and (iii) $100,000 in cash upon delivery of the fairness opinion and closing of the merger agreement. Category 5 must also reimburse SBI USA, LLC for all expenses incurred in connection with MindArrow transaction, which are capped at $25,000. As of the date hereof, amounts received by SBI USA, LLC under this engagement letter are approximately $25,000.

      SBI USA, LLC is a subsidiary of SBI E2-Capital (HK) Limited, of which Mr. Singhal is Executive Vice President. SBI E2-Capital (HK) Limited holds 75,000 shares of MindArrow common stock. Mr. Singhal and certain of his associates hold 75,000 shares of MindArrow common stock. SBI USA, LLC will receive a $20,000 referral fee from L.H. Friend, MindArrow’s financial advisor in connection with the merger.

Acquisition of FlashAlly, LLC

      In connection with Category 5’s acquisition of all of the outstanding membership interests in FlashAlly, LLC on March 1, 2002, Category 5 issued to Tyler Thompson an aggregate of 539,681 shares of Category 5 common stock in exchange for all of Mr. Thompson’s membership interests in FlashAlly. Mr. Thompson is a director and the Executive Vice President of Sales and Marketing of Category 5.

Acquisition of CaptureQuest, Inc.

      In connection with Category 5’s acquisition of all of the outstanding shares of CaptureQuest, Inc. on April 10, 2002, Category 5 issued to each of Tyler Thompson and Troy Kearl 1,000,000 shares of Category 5 common stock, in exchange for all of the outstanding common stock of CaptureQuest held by Mr. Thompson and Mr. Kearl. Mr. Thompson is the former Chief Executive Officer of CaptureQuest. Messrs. Thompson and Kearl are each directors and the Executive Vice President of Sales and Marketing and the Vice President of Product Development, respectively, of Category 5. In connection with the acquisition of CaptureQuest, Category 5 agreed to appoint Mr. Thompson as a director of Category 5 and to submit Mr. Thompson as a director nominee for the next annual meeting of Category 5 stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF CATEGORY 5

      The following table sets forth certain information regarding beneficial ownership of Category 5’s common stock as of August 9, 2002:

•	By each person who is known by Category 5 to own beneficially more than 5% of Category 5’s common stock;

•	By each of Category 5’s current directors;

•	By any person who served as the Chief Executive Officer of Category 5 at any time between January 1, 2000 and June 31, 2001, as well as each of Category 5’s other four most highly compensated executive officers who served as executive officers at June 30, 2001;

•	By two executive officers of Category 5’s wholly-owned subsidiary, ePenzio, Inc., who served as executive officers at June 30, 2001; and

•	By all the above described directors and executive officers as a group.

	Shares Beneficially Owned(1)	Percentage

Principal Stockholders

Peruvian Investments, LLC	1,000,000	6.01%
23971 Catamaran Way
Laguna Nigel, California 92677
Crescent Advisors, LLC	900,000	5.41%
P.O. Box 683900
Park City, Utah 84068

Directors and Executive Officers
William C. Gibbs(2)	916,666	5.36%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Robert E. Deller	0	*
9645 Gateway Drive, Suite B,
Reno NV, 89511
Mitchell Edwards(3)	1,046,562	6.07%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Paul Anderson	2,983,000	17.92%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Brad Crawford	2,983,000	17.92%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Edward P. Mooney(4)	883,333	5.08%
23971 Catamaran Way
Laguna Nigel, California 92677
Tyler Thompson(5)	1,573,015	9.43%
5255 N. Edgewood Dr., Suite 250
Provo, Utah 84604
Shelly Singhal(6)	16,667	*
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Troy Kearl(7)	1,033,334	6.19%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121

	Shares Beneficially Owned(1)	Percentage

Other Executive Officers
Matthew Greene(8)	617,000	3.70%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Jade B. Millington(9)	592,000	3.55%
2755 East Cottonwood Pkwy., Suite 450
Salt Lake City, Utah 84121
Directors and Executive Officers as a Group (11 individuals)	12,644,577	67.97%

*	Less than one percent.

(1)	Applicable percentage ownership is based on 16,647,863 shares of common stock outstanding as of August 9, 2002. Pursuant to the rules of the Securities and Exchange Commission, shares shown as “beneficially” owned include (a) shares subject to options or warrants currently exercisable or which will be exercisable within 60 days of August 9, 2002, (b) shares attainable through conversion of other securities within 60 days of August 9, 2002, (c) shares held by unincorporated entities and in trusts and estates over which an individual holds at least shared voting or investment powers and (d) shares held in trusts and estates of which at least ten percent of the beneficial interest of such trust is attributable to specified persons in the immediate family of the individual(s) involved. This information is not necessarily indicative of beneficial ownership for any other purpose. To the best of Category 5’s knowledge, the directors and executive officers of Category 5 have sole voting and investment power over the shares of Category 5 common stock held in their names, except as noted in the following footnotes.

(2)	Includes (i) 450,000 of 900,000 common shares owned by Crescent Advisors, L.L.C., which provided consulting and other advisory services to Category 5, and of which Mr. Gibbs owns 50% of the outstanding equity interests; (ii) an option to purchase 200,000 shares, 133,333 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting on May 29, 2003; and (iii) an option to purchase 500,000 shares, 333,333 of which are or will be exercisable at an exercise price of $0.25 per share on or before October 8, 2002, with the remainder vesting on August 6, 2003.

(3)	Includes (i) 450,000 of 900,000 common shares owned by Crescent Advisors, L.L.C., which provided consulting and other advisory services to Category 5, and of which Mr. Edwards owns 50% of the outstanding equity interests and (ii) currently vested options to purchase 596,562 shares of Category 5 common stock held by Mr. Edwards.

(4)	Includes (i) 150,000 common shares and a warrant to purchase 600,000 shares, all of which are currently exercisable at an exercise price of $0.25 per share and owned by Kings Peak Capital, L.L.C., of which Mr. Mooney is a principal and owner, and (ii) an option to purchase 200,000 shares, 133,333 of which are currently exercisable at an exercise price of $0.25 per share with the remainder vesting on May 29, 2003.

(5)	Includes an option to purchase 100,000 common shares, 33,334 of which are currently exercisable at an exercise price of $2.50 per share, which the remainder vesting ratably on may 1, 2003 and 2004.

(6)	Includes an option to purchase 50,000 common shares, 16,667 of which are currently exerciseable at an exercise price of $1.13 per share, with the remainder vesting on June 24, 2003.

(7)	Includes an option to purchase 100,000 common shares, 33,334 of which are currently exercisable at an exercise price of $2.50 per share, with the remainder vesting ratably on February 25, 2003 and 2004.

(8)	Includes an option to purchase 100,000 shares, 50,000 of which are currently exercisable at an exercise price of $0.25 per share, with the remainder vesting ratably on August 6, 2003 and 2004.

(9)	Includes an option to purchase 50,000 shares, 25,000 of which are currently exercisable at an exercise price of $0.25 per share, with the remainder vesting ratably on August 6, 2003 and 2004.

Change of Control

Acquisition of ePenzio

      On May 29, 2001, Category 5 acquired ePenzio, Inc., pursuant to the Stock Purchase Agreement by and among Network Investor Communications, Inc., ePenzio, Inc. and the stockholders of ePenzio, Inc., dated May 16, 2001. Category 5 issued 9,000,000 shares of its common stock in exchange for 1,000,000 shares of ePenzio, representing all of the outstanding shares of common stock of ePenzio. In as much as ePenzio is the operating entity and its stockholders obtained control of the voting shares of Category 5, the transaction is accounted for as a reverse merger, or a recapitalization of ePenzio.

      Prior to the acquisition of ePenzio, Category 5 had approximately 2,500,000 shares of common stock outstanding. Immediately following the acquisition, Category 5 had approximately 11,500,000 shares of common stock outstanding, of which the former stockholders of ePenzio acquired 8,100,000, or 70%, of the outstanding shares in connection with the acquisition of ePenzio.

      Pursuant to the ePenzio acquisition agreement, the board of directors of Category 5, Inc. was increased to 5 members, and the former sole director of Category 5, Robert Deller, appointed William C. Gibbs, Mitchell Edwards, Edward P. Mooney, Paul Anderson and Brad Crawford as directors, effective upon the resignation of Mr. Deller as an officer and director of Category 5 on May 29, 2001.

Acquisition of CaptureQuest

      On April 10, 2002, Category 5 entered into a Stock Purchase and Exchange Agreement by and among Category 5, CaptureQuest, Inc., a Utah corporation, and the shareholders of CaptureQuest. Pursuant to the terms of the Exchange Agreement, Category 5 acquired all of the outstanding capital stock of CaptureQuest in exchange for up to 3,105,769 shares of common stock of Category 5 (the “Exchange Shares”).

      Pursuant to the terms of the Stock Purchase and Exchange Agreement, Category 5 agreed to appoint one nominee selected by the former shareholders of CaptureQuest to the board of directors of Category 5. At a Category 5 Board Meeting on April 23, 2002, Tyler Thompson, CEO of CaptureQuest, was appointed a Director of Category 5. In addition, Category 5 has agreed to submit Mr. Thompson as a director to be elected to the board of directors at the next annual meeting of Category 5’s stockholders.

      Pursuant to the Stock Purchase and Exchange Agreement, the Exchange Shares have been or will be distributed to the former CaptureQuest shareholders in two tranches. In connection with the first tranche, on April 10, 2002, Category 5 delivered to the former shareholders of CaptureQuest an aggregate of 2,105,769 Exchange Shares, a portion of which were provided certain registration rights pursuant to a registration rights agreement by and among Category 5, CaptureQuest and the former shareholders of CaptureQuest. In connection with the second tranche, 1,000,000 of the remaining Exchange Shares were placed in escrow to protect Category 5 against undisclosed liabilities, misrepresentations and breaches of warranties, covenants and agreements on the part of CaptureQuest. Immediately prior to the acquisition of CaptureQuest, Category 5 had approximately 14,481,500 shares of common stock outstanding. As a result of the acquisition, the former shareholders of CaptureQuest collectively acquired approximately 20.3% of Category 5’s outstanding shares of common stock.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE OF CATEGORY 5

      On August 7, 2001 Category 5 notified its accountant, David T. Thomson, P.C. that he was being dismissed as Category 5’s independent auditor. The stated reasons were that Category 5 wanted a larger auditing firm as Category 5 has experienced growth. Category 5’s board of directors made the decision to change auditors.

      Effective August 7, 2001 Category 5 engaged Tanner + Co. as Category 5’s independent public auditors, replacing its former auditor, David T. Thompson, P.C. Such appointment was accepted by Tanner + Co. Prior to such engagement, Category 5 had not consulted Tanner + Co. on any prior matters, including any matters relative to the application of accounting principles or any subject of disagreement with David T. Thompson, P.C.

      The prior accountant’s report of October 4, 2000 on the financial statements of Category 5 for the years ended June 30, 2000 and 1999, was not qualified or modified in any manner (other than a going concern qualification) and contained no disclaimer of opinion or adverse opinion. There were no disagreements with David T. Thompson, P.C. on any matter of accounting principle or practice, financial disclosure or auditing scope or procedure as related to Category 5’s financial statements.

      During Category 5’s two most recent fiscal years and during any subsequent interim period preceding the date of resignation, Category 5 has had no disagreements with David T. Thompson, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      As required by Item 304(a)(3) of Regulation S-B, Category 5 furnished David T. Thompson, P.C. with the disclosures contained in the Current Report on Form 8-K/A, Amendment No. 2, filed by Category 5 with the Commission on August 28, 2001, and requested that David T. Thompson, P.C. provide to Category 5 a letter addressed to the Commission stating that either it agrees with the statements made by Category 5 herein or that it does not agree with such statements and the respects in which it does not agree. A copy of David T. Thompson’s, P.C. letter dated August 28, 2001 was included as an exhibit to Category 5’s Form 8-K/A filed with the Commission on August 28, 2001.

PROPOSAL NO. 2:     AUTHORIZATION FOR UP TO A ONE FOR TEN REVERSE SPLIT OF

MINDARROW’S COMMON STOCK

      THIS PROPOSAL IS BEING SUBMITTED FOR THE APPROVAL OF MINDARROW’S STOCKHOLDERS ONLY, AND IS NOT BEING SUBMITTED TO A VOTE OF CATEGORY 5’S STOCKHOLDERS.

      MindArrow is seeking the approval of its stockholders to authorize the MindArrow board of directors to effect a reverse stock split in a ratio no greater than one for ten, effective immediately after the completion of the merger with Category 5. The exact magnitude of the split would be determined by the Board of Directors prior to the completion of the merger and would depend mostly on market conditions at that time. The final exchange ratio chosen by the Board would be no greater than one for ten, but may be a lesser ratio, for example, one for five. Depending on the final exchange ratio, the outstanding shares of common stock of MindArrow would be combined into a fewer number of shares of common stock.

      The reverse stock split would be accomplished by filing an amendment to MindArrow’s Amended and Restated Certificate of Incorporation effecting the reverse split, which would become effective immediately after the closing of the merger with Category 5. The form of proposed amendment to MindArrow’s Amended and Restated Certificate of Incorporation is attached to this joint proxy statement/ prospectus as Appendix H and is incorporated by reference herein.

Reasons for Considering a Reverse Stock Split

      The primary purpose for the proposed reverse stock split is to attempt to increase the market price of MindArrow’s common stock following the merger in order to meet the minimum requirements for continued listing of MindArrow’s common stock on the Nasdaq SmallCap Market. On February 14, 2002, MindArrow received notice from Nasdaq that MindArrow’s common stock had closed below a required minimum bid price of $1.00 per share for a period of 30 consecutive trading days. In accordance with Nasdaq rules, MindArrow had 180 calendar days, or until August 13, 2002, to regain compliance with the minimum bid price requirement. MindArrow satisfied the requirements of Nasdaq to obtain an extension of this requirement, and Nasdaq has extended this requirement until February 18, 2003.

      Although MindArrow could effect a lower reverse split ratio in order to regain the required minimum bid price of $1.00 per share, it is possible that Nasdaq will require that MindArrow’s common stock trade at a minimum bid price of at least $4.00 per share immediately following the merger. This is because Nasdaq may regard the proposed merger with Category 5 as a “reverse merger”, which would require under Nasdaq rules that the combined company qualify for initial inclusion on the Nasdaq SmallCap Market immediately following the merger. Nasdaq has requested information from MindArrow concerning this issue and is currently evaluating this information. Although Nasdaq has not definitively informed MindArrow that the proposed merger would constitute a “reverse merger”, it is possible that Nasdaq could take this position prior to closing. MindArrow expects that the combined company will meet all of the other criteria for initial inclusion on the Nasdaq SmallCap Market immediately following the merger, including having stockholders’ equity of at least $5,000,000 and at least 300 stockholders. MindArrow is seeking approval for the reverse split in order to assure that the combined company meets the requirement for minimum bid price of $4.00 per share, which is one of the criteria for initial inclusion on the Nasdaq SmallCap Market.

      Stockholders should note, however, that MindArrow cannot predict what effect, if any, the reverse stock split will have on the market price of, or the market for, MindArrow common stock. The stock may not trade at or above $4.00 per share following the merger, which may cause Nasdaq to de-list the stock from the Nasdaq SmallCap Market. Therefore, there can be no assurance that, whether or not the merger and the reverse stock split are consummated, MindArrow’s common stock would continue to trade on the Nasdaq SmallCap Market. If our common stock is de-listed from the Nasdaq SmallCap Market, it will become significantly less liquid and may decline significantly in price. If this occurs, MindArrow common stock would trade on the National Association of Securities Dealers OTC Electronic Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc.

      In addition to the goal of maintaining MindArrow’s listing on the Nasdaq SmallCap Market, MindArrow’s board of directors also believes that the relatively low per share market price of MindArrow’s common stock may impair the acceptability of the common stock to certain institutional investors and other members of the investing public. The board of directors believes that certain investors view low-priced stock as unattractive or, as a matter of policy, will not extend margin credit on stock trading at low prices. Many brokerage houses are reluctant to recommend lower-priced stock to their clients or to hold it in their own portfolios. Further, a variety of brokerage house policies and practices discourage individual brokers within those firms from dealing in low-priced stock because of the time-consuming procedures that make the handling of low-priced stock unattractive to brokerage houses from an economic standpoint. Also, because the brokerage commissions on low-priced stock generally represent a higher percentage of the stock price than commissions on higher priced stock, the current share price of the common stock can result in individual stockholders paying transaction costs (commissions, markups, or markdowns) which are a higher percentage of their total share value than would be the case if the share price were substantially higher. This factor is believed to limit the willingness of retail and institutional investors to purchase MindArrow’s common stock at its current relatively low per share market price.

Potential Effects of the Reverse Stock Split

      If we implement a reverse stock split, the number of shares of common stock held by each stockholder would be reduced by dividing the number of shares held immediately before the reverse stock split by a number up to ten, and then rounded down to the nearest whole share. The reverse stock split would affect MindArrow’s common stock uniformly and would not affect any stockholder’s percentage ownership interests in our company or proportionate voting power, except to the extent that interests in fractional shares would be rounded down and paid in cash.

      Because the proposed reverse stock split will reduce only the number of outstanding shares of MindArrow common stock and not the number of shares authorized for issuance, the reverse stock split will result in an increase in the available number of shares of MindArrow common stock authorized for issuance by the MindArrow board of directors. Although the increase in the number of authorized shares of MindArrow common stock is intended to provide greater financial flexibility to the company, the issuance of additional shares can result in substantial dilution of the ownership interest and concomitant voting power of holders of MindArrow common stock at the time of the reverse stock split. MindArrow’s stockholders do not have preemptive rights and, therefore, may not be able to obtain additional shares of common stock from MindArrow upon the same terms as those that may be offered to others.

      Furthermore, a large number of authorized and unissued shares of MindArrow could be considered to have anti-takeover effects. If the reverse stock split is consummated, the MindArrow board of directors will have the authority to issue a substantial number of shares in a takeover situation to solidify its or other parties’ positions of control over MindArrow. Stockholders should note, however, that the MindArrow board of directors has a fiduciary obligation to analyze the potential effects of the issuance of any shares upon MindArrow and its stockholders and to issue shares only when the MindArrow board of directors believes the issuance to be in MindArrow’s best interests.

      All outstanding shares of options, warrants and other securities entitling their holders to purchase shares of our common stock would be adjusted as a result of the reverse stock split, as required by the terms of these securities. In particular, the conversion ratio for each instrument would be reduced, and the exercise price, if applicable, would be increased, in accordance with the terms of each instrument and based on the exchange ratio of the reverse stock split. Also, the number of shares reserved for issuance under our existing stock option and employee stock purchase plans would be reduced proportionally based on the exchange ratio of the reverse stock split. None of the rights currently accruing to holders of the common stock, options, warrants or other securities convertible into common stock would be affected by the reverse stock split.

      If a reverse stock split is implemented, the rights and privileges of the outstanding shares of common stock would remain the same after the reverse stock split. Each share of common stock issued pursuant to the reverse stock split would be fully paid and nonassessable.

Procedure for Effecting the Reverse Stock Split

      As of the effective date of the reverse stock split, each certificate representing shares of our common stock before the reverse stock split would be deemed, for all corporate purposes, to evidence ownership of the reduced number of shares of common stock resulting from the reverse stock split, except that holders of unexchanged shares would not be entitled to receive any dividends or other distributions payable by our company after the effective date until they surrender their old stock certificates for exchange. All options, warrants, convertible debt instruments and other securities would also be automatically adjusted on the effective date.

      Our transfer agent would act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, stockholders and holders of securities convertible into our common stock would be notified of the effectiveness of the reverse split. Stockholders of record would receive a letter of transmittal requesting them to surrender their stock certificates for stock certificates reflecting the adjusted number of shares as a result of the reverse stock split. Persons who hold their shares in brokerage accounts or “street name” would not be required to take any further actions to effect the exchange of their certificates. No new certificates would be issued to a stockholder until the stockholder has surrendered the stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the exchange ratio of the reverse stock split, rounded down to the nearest whole share. Stockholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

Fractional Shares

      No scrip or fractional share certificates will be issued in connection with the reverse stock split. Instead, stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of our common stock not evenly divisible by the final split ratio (up to ten) will be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof. The cash payment will equal the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of our common stock on the effective date of the reverse stock split as reported on the Nasdaq SmallCap Market. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

No Appraisal Rights

      No appraisal rights are available under the Delaware General Corporation Law or under our Certificate of Incorporation or bylaws to any stockholder who dissents from this proposal.

Accounting and Federal Income Tax Consequences

      The par value of our common stock would remain unchanged at $.001 per share after the reverse stock split. Also, the capital account of the company would remain unchanged, and the company does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

      The following is a summary of certain material United States federal income tax consequences of the reverse stock split. It does not purport to be a complete discussion of all of the possible United States federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the shares of our common stock held by our stockholders before the reverse stock split were, and the shares of our common stock held after the reverse stock split will be, held as “capital assets,” as defined in the Internal Revenue Code of 1986, as amended, or the “Code” (i.e., generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder’s own tax advisor with respect to the tax consequences of the reverse stock split.

      Other than the cash payments for fractional shares discussed below, no gain or loss will be recognized by a stockholder upon such stockholder’s exchange of shares held before the reverse stock split for shares after the reverse stock split. The aggregate tax basis of the shares of our common stock received in the reverse stock split (including any fraction of a share deemed to have been received) will be the same as the stockholder’s aggregate tax basis in the shares of our common stock exchanged therefor. In general, stockholders who receive cash instead of their fractional share interests in the shares of our common stock as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The stockholder’s holding period for the shares of our common stock after the reverse stock split will include the period during which the stockholder held the shares of our common stock surrendered in the reverse stock split.

      This summary of certain material United States federal income tax consequence of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each stockholder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the reverse stock split.

Vote Required

      The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required to approve the proposed amendment to our Certificate of Incorporation to effect a reverse stock split.

      MINDARROW’S BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT.

PROPOSAL NO. 3:     AUTHORIZATION TO APPROVE A CHANGE IN THE NAME OF

MINDARROW TO AVALON DIGITAL MARKETING SYSTEMS, INC.

      THIS PROPOSAL IS BEING SUBMITTED FOR THE APPROVAL OF MINDARROW’S STOCKHOLDERS ONLY, AND IS NOT BEING SUBMITTED TO A VOTE OF CATEGORY 5’S STOCKHOLDERS.

Background to Name Change

      Upon recommendation of the marketing teams and senior management of both MindArrow and Category 5, the Board of Directors of MindArrow has approved, subject to stockholder approval, an amendment to MindArrow’s Certificate of Incorporation for the purpose of changing the name of the company from MindArrow Systems, Inc. to Avalon Digital Marketing Systems, Inc. This name change would reflect more accurately the strategic vision and marketing strategy of MindArrow after its combination with Category 5. We believe that the broader product and service offerings of the combined company generally fall under the umbrella of digital marketing content, commerce and communications, and that a new corporate name would be appropriate to mark a new era in both companies’ progression. MindArrow owns several Internet URLs in connection with “Avalon”, such as avaloninc.com. Accordingly, the Board of Directors believes it would be appropriate and in the best interests of MindArrow and its stockholders to change the name of the company to “Avalon Digital Marketing Systems, Inc.”, effective immediately after the completion of the merger with Category 5.

Effects of the Name Change

      If the name change is approved by the stockholders, the Company will attempt to have the trading symbol for its common stock changed from “ARRW” to a symbol more readily associated with the new name. The currently outstanding stock certificates evidencing shares of MindArrow common stock bearing the name “MindArrow Systems, Inc.” will continue to be valid and represent shares of MindArrow following the name change. In the future, new shares will be issued bearing the new name, but this in no way will affect the validity of your current stock certificates.

      MINDARROW’S BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NAME CHANGE.

OTHER BUSINESS TO BE TRANSACTED

      As of the date of this proxy statement/ prospectus, the boards of directors of MindArrow and Category 5 know of no other business that may come before the special meetings. If any other business is properly brought before either special meeting, the applicable proxy holders will vote or act in accordance with their best judgment with respect to such matters.

STOCKHOLDER PROPOSALS OF MINDARROW

      MindArrow hereby advises its stockholders that, until further notice, proposals of stockholders that are intended to be presented at the next annual meeting of stockholders must be received by MindArrow at its principal executive offices by October 18, 2002 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting under the rules of the Securities and Exchange Commission. Any such proposals must also comply with the applicable requirements of the federal securities laws. Stockholder proposals intended to be presented at the next annual meeting of stockholders but submitted outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 (i.e., a proposal which is not submitted for inclusion in MindArrow’s proxy statement) must be received by MindArrow at its principal executive offices by October 18, 2002 to be considered timely under MindArrow’s bylaws.

STOCKHOLDER PROPOSALS OF CATEGORY 5

      Category 5 will hold a 2002 annual meeting only if the acquisition of Category 5 by MindArrow is not complete before the time of such meeting, generally held on the third Wednesday in October of each year.

      As indicated in the previous proxy statement sent to Category 5 stockholders, if Category 5 stockholders wish to submit proposals to be included in Category 5’s year 2002 proxy statement, the secretary of Category 5 must have received them on or before May 28, 2002. All notices of proposals by stockholders, whether or not included in Category 5’s proxy materials, should be sent to Category 5 Technologies, Inc., 2755 East Cottonwood Parkway, Suite 450, Salt Lake City, 84121, Attention: Corporate Secretary.

      If a Category 5 stockholder wishes to raise a matter before the stockholders at the Category 5 year 2002 annual meeting, such stockholder must have notified the secretary of Category 5 in writing by no later than August 11, 2002. A Category 5 stockholder proposal submitted outside of the process provided in Rule 14a-8 of the Exchange Act shall be considered untimely if submitted after August 11, 2002. Please note that this requirement relates only to matters a Category 5 stockholder wishes to bring before his or her fellow stockholders at the Category 5 2002 annual meeting. It is separate from the SEC’s requirements to have a proposal included in the Category 5 proxy statement.

      Receipt by Category 5 of any such proposal from a qualified Category 5 stockholder in a timely manner will not guarantee its inclusion in Category 5’s proxy materials or its presentation at the Category 5 2002 annual meeting because there are other requirements in the proxy rules. Any Category 5 stockholder wishing to submit a proposal to be included in the Category 5 year 2002 proxy statement, or wishing to submit a proposal or business outside the process of Rule 14a-8 of the Exchange Act, must also comply with the Category 5 Certificate of Incorporation and Bylaws.

EXPERTS

      The audited financial statements of MindArrow Systems, Inc. and Subsidiaries appearing in this joint proxy statement/ prospectus have been audited by Grant Thornton, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given the authority of said firm as experts in accounting and auditing.

      The report of Grant Thornton, LLP covering the financial statements for the year ended September 30, 2001 contains an explanatory paragraph that states that MindArrow has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about MindArrow’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

      The audited financial statements and schedules for the six months ended June 30, 2001 and 2000 and the twelve months ended December 31, 2000 and 1999 of Category 5 appearing in this joint proxy statement/ prospectus have been audited by Tanner + Co., independent auditors, whose report thereon appears herein. The financial statements of Category 5 for the six months ended June 30, 2001 and 2000 and the twelve months ended December 31, 2000 and 1999 are included in this joint proxy statement/prospectus in reliance on the report of Tanner + Co. given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      Legal matters with respect to the validity of the securities offered hereby will be passed upon for MindArrow by Morrison & Foerster LLP, Los Angeles, California. Legal matters with respect to the federal income tax consequences of the merger will be passed upon for MindArrow by Morrison & Foerster LLP, Los Angeles, California and for Category 5 by Snell & Wilmer, L.L.P., Salt Lake City, Utah.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

MindArrow Systems, Inc. and Subsidiaries

      We have audited the accompanying consolidated balance sheets of MindArrow Systems, Inc. and Subsidiaries as of September 30, 2000 and 2001 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (March 26, 1999) through September 30, 1999 and for the years ended September 30, 2000 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MindArrow Systems, Inc. and Subsidiaries as of September 30, 2000 and 2001, and the consolidated results of their operations and their consolidated cash flows for the period from inception (March 26, 1999) through September 30, 1999 and for the years ended September 30, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has a net working capital deficiency and has experienced substantial operating losses since inception that raise substantial doubt about its ability to continue as a going concern. Continuation is dependent upon the success of future operations and obtaining additional financing. Management’s plans in regards to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

Irvine, California

November 2, 2001, (except for the last paragraph
of Note G as to which the date is December 1, 2001)

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,	June 30,
	2000	2001	2002

			(Unaudited)
ASSETS
Current Assets:
Cash	$10,613,897	$1,345,376	$1,206,988
Cash, pledged	148,820	178,650	—
Accounts receivable, net of allowance for doubtful accounts of $30,000, $23,555 and $15,000 at September 30, 2000 and 2001, and June 30, 2002, respectively	704,862	515,309	864,391
Prepaid expenses	289,536	128,230	184,834
Due from related parties	586,522	71,949	28,334
Other current assets	581,788	26,805	21,141

Total current assets	12,925,425	2,266,319	2,305,688
Fixed Assets, net	2,891,808	2,833,737	1,053,635
Intangible Assets, net	2,615,288	6,210,576	5,399,628
Investments	100,000	—	—
Deposits	74,865	144,580	174,158

Total assets	$18,607,386	$11,455,212	$8,933,109

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$1,356,410	$2,443,333	$2,875,510
Deferred revenue	576,336	1,075,221	767,704
Capital lease obligations	—	328,700	224,693
Notes payable, current portion	—	2,100,000	500,000
Due to related parties	—	187,208	—

Total current liabilities	1,932,746	6,134,462	4,367,907

Note payable, long term portion	—	1,000,000	500,000

Total liabilities	1,932,746	7,134,462	4,867,907

Stockholders’ Equity:
Series B Convertible Preferred Stock, $0.001 par value; 1,750,000 shares authorized; 1,476,698, 971,387 and 0 shares issued and outstanding as of September 30, 2000 and 2001, and June 30, 2002; $11,813,584, $7,771,096 and $0 aggregate liquidation preference as of September 30, 2000 and 2001, and June 30, 2002	1,477	971	—
Series C Convertible Preferred Stock, $0.001 par value; 3,000,000 shares authorized; 725,775, 897,000 and 0 shares issued and outstanding as of September 30, 2000 and 2001, and June 30, 2002; $18,144,375, $22,425,000 and $0 aggregate liquidation preference as of September 30, 2000 and 2001, and June 30, 2002	726	897	—
Common Stock, $0.001 par value; 30,000,000 shares authorized at September 30, 2000 and 2001, 75,000,000 shares authorized at June 30, 2002; 10,110,760, 13,695,682 and 28,421,878 shares issued and outstanding as of September 30, 2000 and 2001, and June 30, 2002	10,111	13,696	28,422
Additional paid-in capital	49,181,513	73,166,417	77,550,358
Accumulated deficit	(32,208,804)	(68,861,231)	(73,513,578)
Unearned stock-based compensation	(310,383)	—	—

Total stockholders’ equity	16,674,640	4,320,750	4,065,202

Total liabilities and stockholders’ equity	$18,607,386	$11,455,212	$8,933,109

The accompanying notes are an integral part of these statements.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the
	Period from
	Inception
	(March 26,	For the Years Ended		For the Nine Months Ended
	1999) to
	September 30,	September 30,	September 30,	June 30,	June 30,
	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Revenues	$6,250	$1,641,895	$3,534,777	$2,739,253	$3,082,482

Operating expenses:
Development	320,766	2,220,276	2,796,716	2,144,665	2,082,558
Production	139,674	1,038,963	1,977,973	1,301,044	1,358,977
Sales and marketing	1,060,795	7,666,936	6,279,039	4,969,565	2,327,443
General and administration	685,943	6,214,428	6,043,092	4,644,713	2,186,497
Depreciation and amortization	173,797	1,527,413	2,850,058	2,031,804	2,523,594
Loss on relocation	—	—	—	—	804,308
Loss on disposal of assets	—	—	264,494	—	—

	2,380,975	18,668,016	20,211,372	15,091,791	11,283,377

Operating loss	(2,374,725)	(17,026,121)	(16,676,595)	(12,352,538)	(8,200,895)
Interest income	24,274	537,321	230,676	222,149	4,911
Interest expense	—	—	(579,748)	—	(238,629)
Minority interest	—	20,029	—	—	—
Other income (expense)	—	—	31,993	(64,157)	11,695
Recovery (loss) on transfer agent fraud	—	—	(19,658,753)	(19,609,090)	4,354,716

Net loss	(2,350,451)	(16,468,771)	(36,652,427)	(31,803,636)	(4,068,202)
Beneficial conversion feature on preferred stock	(1,043,142)	(12,346,440)	—	—	—
Value of stock dividend on preferred stock	—	—	—	—	(584,145)

Net loss available to common stockholders	$(3,393,593)	$(28,815,211)	$(36,652,427)	$(31,803,636)	$(4,652,347)

Basic and diluted loss per share	$(0.39)	$(2.95)	$(3.36)	$(3.00)	$(0.27)

Shares used in computation of basic and diluted loss per share	8,751,760	9,759,222	10,923,506	10,604,816	17,410,184

The accompanying notes are an integral part of these statements.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series B		Series C
	Preferred Stock		Preferred Stock		Common Stock		Additional			Unearned
							Paid-In	Subscriptions	Accumulated	Stock-Based
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Compensation	Total

Balance, March 26, 1999	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Sale of common stock, net of issuance costs	—	—	—	—	4,000,000	4,000	595	—	—	—	4,595
Issuance of common stock for acquisition of Zap International, Inc.	—	—	—	—	2,640,000	2,640	—	—	—	—	2,640
Reclassifications of $.001 common stock	—	—	—	—	(6,640,000)	(6,640)	(595)	—	—	—	(7,235)
Issuance of common stock in connection with reclassification of equity	—	—	—	—	8,758,033	8,758	595	—	—	—	9,353
Assumption of liabilities and subscription receivable in connection with recapitalization	—	—	—	—	—	—	(2,570,000)	(47,000)	—	—	(2,617,000)
Sale of common stock, net of issuance costs	—	—	—	—	475,118	475	941,929	—	—	—	942,404
Issuance of common stock pursuant to warrants	—	—	—	—	233,613	234	23,123	—	—	—	23,357
Issuance of common stock at a discount as compensation for services	—	—	—	—	39,859	40	54,028	—	—	—	54,068
Issuance of common stock as compensation for services	—	—	—	—	30,000	30	239,970	—	—	—	240,000
Sales of preferred stock, net of issuance costs	1,085,573	1,086	—	—	—	—	7,759,406	—	—	—	7,760,492
Compensation expense on option and warrant grants	—	—	—	—	—	—	167,923	—	—	—	167,923
Unearned compensation on option and warrant grants	—	—	—	—	—	—	594,475	—	—	(594,475)	—
Collection of subscriptions receivable	—	—	—	—	—	—	—	47,000	—	—	47,000
Beneficial conversion feature on Series B preferred stock	—	—	—	—	—	—	1,043,142	—	(1,043,142)	—	—
Net loss	—	—	—	—	—	—	—	—	(2,350,451)	—	(2,350,451)

Balance, September 30, 1999	1,085,573	1,086	—	—	9,536,623	9,537	8,254,591	—	(3,393,593)	(594,475)	4,277,146
Sales of preferred stock, net of issuance costs	427,500	427	725,775	726	—	—	21,536,203	—	—	—	21,537,356
Issuance of common stock pursuant to exercise of options and warrants	—	—	—	—	322,526	323	188,977	—	—	—	189,300
Issuance of common stock for acquisition of Fusionactive, Ltd.	—	—	—	—	150,000	150	2,624,850	—	—	—	2,625,000
Issuance of common stock as compensation for services	—	—	—	—	65,236	65	402,220	—	—	—	402,285
Conversion of preferred stock to common stock	(36,375)	(36)	—	—	36,375	36	—	—	—	—	—
Reduction in acquired liabilities	—	—	—	—	—	—	500,645	—	—	—	500,645
Compensation expense on option and warrant grants	—	—	—	—	—	—	3,327,587	—	—	284,092	3,611,679
Beneficial conversion feature on Series B preferred stock	—	—	—	—	—	—	2,131,466	—	(2,131,466)	—	—
Beneficial conversion feature on Series C preferred stock	—	—	—	—	—	—	10,214,974	—	(10,214,974)	—	—
Net loss	—	—	—	—	—	—	—	—	(16,468,771)	—	(16,468,771)

Balance, September 30, 2000	1,476,698	1,477	725,775	726	10,110,760	10,111	49,181,513	—	(32,208,804)	(310,383)	16,674,640

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Series B		Series C
	Preferred Stock		Preferred Stock		Common Stock		Additional			Unearned
							Paid-In	Subscriptions	Accumulated	Stock-Based
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Compensation	Total

Conversion of preferred stock to common stock	(505,311)	(506)	(23,775)	(24)	552,861	553	(23)	—	—	—	—
Issuance of common stock pursuant to exercise of options	—	—	—	—	358,334	358	357,976	—	—	—	358,334
Compensation expense on option and warrant grants	—	—	—	—	—	—	210,718	—	—	310,383	521,101
Stockholder repayment per indemnification agreement	—	—	—	—	—	—	348,068	—	—	—	348,068
Adjustment for Discrepant Shares	—	—	—	—	—	—	18,682,398	—	—	—	18,682,398
Share contribution and cancellation	—	—	—	—	(1,107,951)	(1,108)	1,108	—	—	—	—
Exchange of Discrepant Shares	—	—	—	—	1,107,951	1,108	(1,108)	—	—	—	—
Shares cancelled pursuant to indemnification agreement	—	—	—	—	(296,177)	(296)	296	—	—	—	—
Issuance of common stock for acquisition of Control Commerce, Inc.	—	—	60,000	60	800,000	800	1,535,540	—	—	—	1,536,400
Issuance of common stock for acquisition of MicroBroadcasting Corp.	—	—	—	—	100,000	100	66,900	—	—	—	67,000
Issuance of common stock for acquisition of Radical Communication, Inc.	—	—	135,000	135	1,980,000	1,980	2,292,885	—	—	—	2,295,000
Issuance of common stock pursuant to bridge financing agreements	—	—	—	—	89,904	90	76,646	—	—	—	76,736
Proceeds from notes payable attributable to warrants	—	—	—	—	—	—	413,500	—	—	—	413,500
Net loss	—	—	—	—	—	—	—	—	(36,652,427)	—	(36,652,427)

Balance, September 30, 2001	971,387	$971	897,000	$897	13,695,682	$13,696	$73,166,417	$—	$(68,861,231)	$—	$4,320,750
Conversion of preferred stock to common stock	(971,387)	(971)	(897,000)	(897)	3,593,747	3,594	(1,726)	—	—	—	—
Return of contributed shares	—	—	—	—	960,571	960	(960)	—	—	—	—
Sale of common stock, net of issuance costs	—	—	—	—	6,900,000	6,900	2,590,135	—	—	—	2,597,035
Proceeds from notes payable attributable to warrants	—	—	—	—	—	—	92,750	—	—	—	92,750
Issuance of warrants as liability settlement	—	—	—	—	—	—	52,800	—	—	—	52,800
Compensation expense on warrant grants	—	—	—	—	—	—	166,650	—	—	—	166,650
Issuance of common stock pursuant to exercise of options and warrants	—	—	—	—	2,040,000	2,040	753,960	—	—	—	756,000
Issuance of common stock and warrants for acquisition of minority interest in MindArrow Asia, Ltd.	—	—	—	—	150,000	150	149,850	—	—	—	150,000
Issuance of common stock as compensation for services	—	—	—	—	80,000	80	28,670	—	—	—	28,750
Issuance of common stock pursuant to bridge note	—	—	—	—	25,000	25	13,225	—	—	—	13,250
Cancellation of shares per indemnification clause of Control Commerce acquisition agreement	—	—	—	—	(47,937)	(48)	(44,533)	—	—	—	(44,581)
Stock dividend on preferred stock	—	—	—	—	1,024,815	1,025	583,120	—	(584,145)	—	—
Net loss	—	—	—	—	—	—	—	—	(4,068,202)	—	(4,068,202)

Balance, June 30, 2002 (unaudited)	—	$—	—	$—	28,421,878	$28,422	$77,550,358	$—	$(73,513,578)	$—	$4,065,202

The accompanying notes are an integral part of these statements.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	Period from
	Inception
	(March 26,	For the Years Ended		For the Nine Months Ended
	1999) to
	September 30,	September 30,	September 30,	June 30,	June 30,
	1999	2000	2001	2001	2002

				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(2,350,451)	$(16,468,771)	$(36,652,427)	$(31,803,636)	$(4,068,202)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	173,797	1,527,413	2,850,058	2,031,804	2,523,594
Loss on relocation	—	—	—	—	804,308
Non-cash portion of recovery on transfer agent fraud	—	—	—	—	(15,000)
Loss on disposal of assets	—	—	264,494	—	—
Amortization of discount on notes payable	—	—	563,500	—	136,000
Non-cash charges due to stock issuances	294,06	402,285	—	—	28,750
Non-cash charges due to stock option and warrant grants	167,923	3,611,679	521,101	244,547	166,650
Minority interest	—	(20,029)	—	—	—
Non-cash charges due to contract settlements	—	—	1,191,701	1,191,701	—
Non-cash charge due to investment write-down	—	—	100,000	100,000	—
Non-cash charge for discrepant share adjustment	—	—	18,682,398	18,682,398	—
Non-cash charge for trade shows	—	—	49,145	49,145	—
Non-cash forgiveness of amount due from related party	—	—	28,333	28,333	28,333
(Increase) decrease in accounts receivable	(24,500)	(373,983)	243,688	(42,445)	(349,082)
(Increase) decrease in prepaid expenses	(98,743)	(180,575)	165,159	222,786	(56,604)
(Increase) decrease in other current assets	(14,941)	(566,847)	534,953	584,288	(23,917)
(Increase) decrease in deposits	(76,975)	2,110	15,783	(19,771)	(29,578)
Decrease in judgment payable from acquired company	—	(1,500,000)	—	—	—
Increase (decrease) in accounts payable and accrued liabilities	400,412	777,790	(439,592)	(365,351)	92,010
Decrease in accounts payable from acquired companies	(514,278)	(199,767)	—	—	—
Increase in deferred revenue	30,500	545,836	597,749	787,923	(307,517)

Net cash used in operations	(2,013,188)	(12,442,859)	(11,283,957)	(8,308,278)	(1,070,255)

Cash flows from investing activities:
(Increase) decrease in cash-pledged	(233,890)	85,070	(29,830)	33,420	178,650
Cash acquired in acquisitions	2,898	122,415	938,536	938,536	—
Cash used in acquisition	—	—	(180,350)	—	—
Purchases of fixed assets	(987,915)	(2,797,880)	(734,248)	(717,706)	(167,737)
Proceeds from sale of assets	—	—	19,777	21,051	1,800
Increase in investments	—	(100,000)	—	—	—
(Increase) decrease in due from related parties	—	(586,522)	381,560	(17,722)	15,282
Purchases of patents and trademarks	(44,226)	(139,240)	(186,030)	(76,046)	(27,948)

Net cash (used in) provided by investing activities	(1,263,133)	(3,416,157)	209,415	181,533	47

Cash flows from financing activities:
Principal payments on notes payable	(756,786)	—	—	—	(3,230,000)
Proceeds from notes payable, net of issuance costs	—	—	1,950,000	—	1,100,000
Principal payments on capital lease obligations	—	—	—	—	(104,007)
Payment received on subscriptions receivable	47,000	—	—	—	—
Proceeds from issuance of preferred stock	7,760,492	21,537,356	—	—	—
Proceeds from issuance of common stock	970,356	184,916	183,334	183,334	2,597,035
Proceeds from option and warrant exercises	—	5,900	—	—	756,000
Decrease in due to related parties	—	—	(327,313)	(245,851)	(187,208)

Net cash provided by financing activities	8,021,062	21,728,172	1,806,021	(62,517)	931,820

Net increase (decrease) in cash	4,744,741	5,869,156	(9,268,521)	(8,189,262)	(138,388)
Cash, beginning of period	—	4,744,741	10,613,897	10,613,897	1,345,376

Cash, end of period	$4,744,741	$10,613,897	$1,345,376	$2,424,635	$1,206,988

Cash paid for income taxes	$—	$—	$—	$—	$—

Cash paid for interest	$—	$—	$—	$—	$13,938

The accompanying notes are an integral part of these statements.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, 2000 and 2001
(Data Relating to June 30, 2002 and 2001 Is Unaudited)

Note A — The Company and Summary of Significant Accounting Policies

      MindArrow Systems, Inc. (“MindArrow” or the “Company”) provides direct digital marketing software and services that can help companies reduce costs, shorten sales cycles, and improve retention by automating and enhancing sales and marketing communications. The Company’s patented and patent-pending technologies deliver interactive multimedia content, including streaming video, downloadable video, Flash, audio, HTML, graphics, and animation, combined with the in-depth information of web links, digital documents and e-commerce capabilities. Our technology platform allows our clients to create, deliver, track and manage email marketing campaigns as well as individual one-to-one communications. Our products and services can be deployed on a stand-alone basis, or used to augment existing customer relationship management (“CRM”) software.

      The Company was founded on March 26, 1999 and incorporated as eCommercial.com, Inc., a California corporation, on April 9, 1999.

      On April 16, 1999, the Company acquired all of the outstanding common stock of Zap International, (“Zap”), in exchange for 2,640,000 shares of our common stock. The transaction was recorded using the purchase method of accounting.

      On April 19, 1999, Wireless Netcom, Inc. (a non-operating Nevada corporation) acquired all of the outstanding shares of the Company. For accounting purposes, the acquisition was treated as a recapitalization with the Company as the acquirer (a reverse acquisition).

      Effective March 31, 2000, the Company changed its name from eCommercial.com, Inc. to MindArrow Systems, Inc. and its state of incorporation from Nevada to Delaware. There was no impact to the Company’s financial condition or results of operations as a result of the reincorporation and name change.

      On April 24, 2000, the Company acquired majority control of Fusionactive, Ltd. (“Fusionactive”) in exchange for 150,000 shares of common stock. The transaction was recorded using the purchase method of accounting (see Note J).In January 2002, the Company acquired the minority interest in Fusionactive and changed its name to MindArrow Asia, Ltd. in exchange for 150,000 shares of common stock and warrants to purchase 250,000 shares of common stock at $1.00 per share.

      On June 18, 2001, the Company acquired Control Commerce, Inc. in exchange for 800,000 shares of common stock, 60,000 shares of Series C preferred stock and a warrant to purchase 12,000 shares of common stock. The transaction was recorded using the purchase method of accounting (see Note J).

      On September 12, 2001 the Company acquired substantially all of the assets of Radical Communication, Inc. in exchange for 1,980,000 shares of common stock, 135,000 shares of Series C preferred stock and an unsecured subordinated promissory note in the aggregate principal amount of $1,000,000. The transaction was recorded using the purchase method of accounting (see Note J).

      On September 28, 2001, the Company acquired MicroBroadcasting Corp. for 100,000 shares of common stock, a cash payment of $180,350 and short-term notes payable in the amount of $50,000. The transaction was recorded using the purchase method of accounting (see Note J).

1.	Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Interim Financial Statements

      The financial statements as of and for the nine months ended June 30, 2002 are unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Company’s financial position and results of operations for such period have been included. The results for the nine months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending September 30, 2002.

3.	Revenue Recognition

      Revenues are recognized when the consulting or production services are rendered and messages are delivered. Software license fees are recognized when pervasive evidence of an agreement exists, the product has been delivered, no significant obligations regarding implementation remain, the license fee is fixed or determinable and collection of the fee is probable. Revenue from consulting services is recognized as the services are rendered. Through Fusionactive, which is based in Hong Kong, revenue from media is recognized upon placing of advertisements with the media.

      Customers are generally billed in advance of production and delivery of messages. Accordingly, deferred revenue includes the customer prepayments less the portion of service that has been completed.

      In December 1999, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 101, “Revenue Recognition” (“SAB 101”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The Company believes its revenue recognition practices are in conformity with the guidelines prescribed in SAB 101.

4.	Product Development

      In accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company expenses costs associated with software developed or obtained for internal use in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Capitalized costs are amortized over their useful life. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, management evaluates the estimated useful life of intangible assets based upon projected future undiscounted cash flows. Other costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred.

5.	Depreciation and Amortization

      Property and equipment, including leasehold improvements, are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally two to five years. Goodwill, patents, and trademarks are included in intangible assets and carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, generally three years for goodwill and seven years for patents and trademarks. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairments, if any, based on expected discounted future cash flows.

6.	Income Taxes

      Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

      At September 30, 2000 and 2001, and June 30, 2002, the Company had a deferred tax asset of approximately $2,823,000, $8,321,000 and $9,948,000, respectively, resulting from cumulative net operating losses for the periods from March 26, 1999 through September 30, 2000, September 30, 2001 and June 30, 2002, respectively. The Company has provided for a valuation allowance of $2,823,000, $8,321,000 and $9,948,000 at September 30, 2000 and 2001, and June 30, 2002, respectively.

7.	Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock.

      The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

      In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of Accounting Principles Board Opinion No. 25 (“Opinion 25”). FIN 44 clarifies (a) the definition of “employee” for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, except requirements regarding certain events that occur after December 15, 1998 or January 12, 2000 but before the effective date should be applied prospectively. FIN 44 has not had a material impact on the Company’s financial position, results of operations or cash flows.

8.	Basic and Diluted Net Loss Per Share

      Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares were excluded from the computation as their effect was anti-dilutive (see Note K).

9.	Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Cash and Cash Equivalents

      All highly liquid instruments with an original maturity of three months or less are considered cash equivalents, those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

      The Company had a $230,400 certificate of deposit account that was pledged to collateralize an irrevocable letter of credit related to the lease for the Company’s headquarters. The letter of credit amount decreased by $115,000 in September 2000 and expires in December 2001. Additionally in July 2001 a certificate of deposit for $92,000 was pledged to collateralize an irrevocable letter of credit for the Company’s New York office space. The letter decreased to $63,250 on September 15, 2001, decreased to $28,750 on December 15, 2001, and expired on May 31, 2002.

11.	Concentration of Credit Risk

      Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. Substantially all of the Company’s cash and cash equivalents are held in one financial institution. As of September 30, 2000 and 2001, and June 30, 2002, the carrying amounts of cash were $10,762,717, $1,524,026 and $1,206,988, respectively, and the bank balances were $11,239,780, $1,764,047 and $1,210,026, respectively, of which $100,000 was FDIC insured. Accounts receivable are typically unsecured and derived primarily from customers located in the United States and Hong Kong. The Company performs ongoing credit evaluations of its customers and will maintain reserves for potential credit losses as the need arises.

12.	Comprehensive Income

      In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS 130, “Reporting Comprehensive Income,” which has been adopted by the Company. SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. As none of these components have impacted the Company, adjustments for comprehensive income have not been made to the accompanying consolidated financial statements.

13.	Segments

      The Company has adopted Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131). SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected financial information for those segments to be presented in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, and geographic areas. To date the

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has viewed their operations as principally one segment. The following is a summary of significant geographic markets:

	North
	America	Asia Pacific

For the period ended September 30, 1999:
Net revenues	$6,250	$—
Long lived assets	1,615,228	—
For the year ended September 30, 2000:
Net revenues	1,223,926	417,969
Long lived assets	3,419,000	2,088,096
For the year ended September 30, 2001:
Net revenues	2,706,585	828,192
Long lived assets	7,789,215	1,255,098
For the nine months ended June 30, 2002:
Net revenues	2,344,347	738,135
Long lived assets	5,684,906	768,357

14.	Investments

      Investments in companies in which the Company has less than a 20% interest are carried at cost (see Note E).

15.	Fair Value of Financial Instruments

      The fair value of financial instruments approximates their carrying amounts. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and in July 1999 issued Financial Accounting Standard No. 137,“Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133” (SFAS 137). SFAS 137 delayed the effective date for SFAS 133 to fiscal years beginning after June 15, 2000. The statement has not had a material effect on the Company’s financial position or results of operations.

16.     Business Combinations

      On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations,and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

•	All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

•	Identifiable intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Goodwill, as well as other intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective October 1, 2002, all previously recognized goodwill and other intangible assets with indefinite lives will no longer be subject to amortization.

•	Effective October 1, 2002, goodwill and other intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

•	All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

      The Company will continue to amortize goodwill and other intangible assets recognized prior to July 1, 2001, under its current method until October 1, 2002, at which time goodwill amortization will no longer be recognized. By September 30, 2003 the Company will have completed a transitional fair value based impairment test of goodwill as of October 1, 2002. By December 31, 2002, the Company will have completed a transitional impairment test of all other intangible assets with indefinite lives. Impairment losses, if any, resulting from the transitional testing will be recognized in the quarter ended December 31, 2002, as a cumulative effect of a change in accounting principle.

17.     Long-lived Assets

      In August 2001, the Financial Accounting Standards Board issued SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. This statement supersedes SFAS 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of” and Accounting Principles Board Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for disposals of a segment of a business. This Statement retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. The provisions of this statement are required to be adopted no later than fiscal years beginning after December 15, 2001 and interim periods within these fiscal years, with early adoption encouraged. The Company is currently evaluating the impact of the adoption of SFAS 144 but does not expect its impact to be material.

18.     Reclassifications

      Certain reclassifications have been made to the September 30, 1999 and 2000 consolidated financial statements to conform to the September 30, 2001 presentation. The reclassifications had no effect on the consolidated results of operations.

19.     Gain Contingencies

      It is the Company’s policy to not record gain contingencies until at such point amounts are awarded and substantive uncertainties surrounding collection are removed. (See Note I).

Note B — Liquidity

      At September 30, 2001, the Company’s cash position required that it actively seek additional sources of capital. As of September 30, 2001, the Company had current assets of $2,266,319 and current liabilities of $6,134,462, respectively. This represents a working capital a deficit of $3,868,143. The negative working capital balance includes as current liabilities approximately $1 million of deferred revenues.

      Although the Company has taken steps to reduce monthly cash operating expenses, management currently estimates that cash operating expenses will be approximately $650,000 per month beginning in December 2001. Over the past year, revenues have averaged nearly $300,000 per month. Although the

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company believes that as a result of an existing backlog of contracts and anticipated new contracts, monthly revenues will increase, there can be no assurances that this will happen. If revenues do not increase over historical levels, management anticipates that based on the current operating plan and available cash, the Company will need to obtain additional financing soon. There is no certainty that the Company will be able to raise additional funds and the market for privately placed equity securities of companies like MindArrow can be very difficult.

      As of June 30, 2002, the Company had current assets of $2,305,688 and current liabilities of $4,367,907, respectively. This represents a working capital deficit of $2,062,219. The negative working capital balance includes as current liabilities approximately $800,000 of deferred revenues as well as a payment of $500,000 due October 1, 2002 on a promissory note issued in connection with the acquisition of substantially all of the assets of Radical Communication, Inc. in September 2001.

      In June 2002, the Company obtained a commitment for up to $4 million in additional financing (see Note K-2) of which $1.8 million, net of $500,000 in costs, were received by June 30, 2002. Another $700,000 is to be provided following approval of the terms of the transaction by the Company’s shareholders, $540,000 is committed 45 days thereafter, and the final $1 million is committed if requested by the Company’s board on thirty days notice, at any time between 60 days and nine months subsequent to closing or termination of the Category 5 merger (see Note O).

      During the quarter ended June 30, 2002, the Company took further steps to reduce monthly cash operating expenses. Management currently estimates that cash operating expenses are approximately $600,000 per month. Over the past year revenues have averaged nearly $300,000 per month and during the quarter ended June 30, 2002, revenues increased to an average of $412,000 per month. Although the Company believes that as a result of an existing backlog of contracts and anticipated new contracts, monthly revenues will continue to increase over time, there can be no assurances that this will happen. Based on the current operating plan, available cash, and financing commitments currently in place, the Company may need to obtain additional financing prior to December 31, 2002. This need may also be eliminated with the resources available from the combined business of MindArrow and Category 5, should the proposed merger be consummated.

      The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the company as a going concern.

      In the view of the Company, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet obligations on a continuing basis. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note C — Fixed Assets

      Fixed assets, at cost, consist of the following:

	September 30,	September 30,	June 30,
	2000	2001	2002

			(Unaudited)
Computer equipment	$2,250,357	$2,827,344	$2,185,390
Office equipment	167,745	210,425	210,425
Furniture and fixtures	554,382	599,311	61,419
Leasehold improvements	458,076	467,068	—
Production equipment	244,487	247,557	247,557
Software	238,728	843,389	912,129

	3,913,775	5,195,094	3,616,920
Less accumulated depreciation	(1,021,967)	(2,361,357)	(2,563,285)

	$2,891,808	$2,833,737	$1,053,635

      Fixed assets included $328,700 of fixed assets under capital lease at September 30, 2001 and June 30, 2002. Accumulated depreciation of assets under capital lease totaled $28,878 and $288,776 at September 30, 2001 and June 30, 2002, respectively.

Note D — Intangible Assets

      Intangible assets consist of the following:

	September 30,	September 30,	June 30,
	2000	2001	2002

			(Unaudited)
Patents and trademarks	$183,466	$442,894	$470,841
Goodwill	3,208,387	7,712,504	7,862,504

	3,391,853	8,155,398	8,333,345
Less accumulated amortization	(776,565)	(1,944,822)	(2,933,717)

	$2,615,288	$6,210,576	$5,399,628

      Goodwill is being amortized on a straight-line basis over three years. Amortization expense of goodwill was $114,583 for the period from inception (March 26, 1999) to September 30, 1999. Amortization expense of goodwill was $654,674 and $1,163,574 for the years ended September 30, 2000 and 2001, respectively, and $988,896 for the nine months ended June 30, 2002.

Note E — Investments

      In January 2000, the Company made an equity investment of $100,000 into eContributor.com, Inc., an Internet-based fundraising management and donation-processing firm. During the quarter ended December 31, 2000, the Company determined that the investment had no fair market value and wrote the asset value down to zero.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Capital Lease Obligations

      Future minimum lease payments under capital lease obligations at September 30, 2001 are as follows:

September 30,
2001

For the year ending September 30, 2002	$346,010
Less amount representing interest	(17,310)

Present value of minimum lease payments	$328,700

Note G — Notes Payable

      In September 2001, the Company received a $1 million bridge loan from an investor. The bridge loan accrued interest at the rate of 15% per annum, was secured by any amounts recovered in connection with the transfer agent fraud (Note I), and matured on the earlier of December 31, 2001, or the release of those forfeiture proceeds on October 4, 2001. As consideration for entering into the bridge loan the Company issued detachable warrants to purchase 400,000 shares of common stock at an exercise price of $0.50 per share. The warrants were valued at $232,000 as computed using the Black-Scholes option pricing model. The Company also paid a commitment fee of $50,000 and issued 50,000 shares of common stock valued at $1.00 per share. The bridge loan was repaid in full in October 2001.

      In September 2001, the Company received a $500,000 bridge loan from an investor. The bridge loan accrued interest at the rate of 24.9% per annum and matured on the earlier of November 13, 2001, or the release of the proceeds of forfeiture related to the transfer agent fraud. The note was secured by (i) MindArrow’s receivables, (ii) MindArrow’s patent, and (iii) any amounts recovered in connection with the transfer agent fraud. As consideration for entering into the bridge loan the Company paid a commitment fee of $50,000. In September 2001, interest charges were paid by issuing 39,904 shares of common stock at a value of $0.67 per share to the lender in lieu of cash. The value of the shares was recorded as prepaid interest and amortized using the effective interest rate over the term of the note. The bridge loan was repaid in full in October 2001.

      In September 2001, the Company received a $550,000 bridge loan from a group of investors. The bridge loan was secured by (i) MindArrow’s receivables, (ii) MindArrow’s patent, and (iii) any amounts recovered in connection with the transfer agent fraud. The bridge loan accrued interest at the rate of 15% per annum and matured on the earlier of March 31, 2002, or the release of the proceeds of forfeiture related to the transfer agent fraud. Upon maturity, the holders of $40,000 of the notes elected to defer payment of the principal amount. The deferred portion is due on demand and is convertible into common stock at a price of $1 per share. Any deferred portion not converted prior to March 31, 2002 shall be paid in full on that date. The remainder of this bridge loan was repaid in full in October 2001. As consideration for entering into the bridge loan the Company granted warrants to purchase 550,000 shares of common stock at an exercise price of $0.50 per share. The warrants were valued at $170,500 as computed using the Black-Scholes option pricing model.

      For the year ended September 30, 2001, the Company included in interest expense on the accompanying consolidated statement of operations a discount on the bridge financing of $563,500 based on the fair value of warrants as computed using the Black-Scholes option pricing model, the beneficial conversion features and the commitment fees paid.

      In September 2001, as partial consideration for the acquisition of substantially all of the assets of Radical Communication, Inc. (Note J), the Company issued a $1,000,000 subordinated promissory note. The note bears interest at the rate of 5% per annum and is due in two equal installments of $500,000 on October 1, 2002 and October 1, 2003.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In September 2001, as partial consideration for the acquisition of MicroBroadcasting Corp. (Note J), the Company issued two promissory notes for $25,000 each. The notes bear interest at the rate of 8% per annum and are due in two equal installments of $12,500 on November 1, 2001 and December 1, 2001. These notes were repaid in full in December 2001.

      In early December 2001, the Company received a $350,000 bridge loan. The bridge loan accrued interest at the rate of 10% per annum. As consideration for entering into the bridge loan the Company issued detachable warrants to purchase up to 50,000 shares of common stock at an exercise price of $1.15 per share. The warrants were valued at $12,000 as computed using the Black-Scholes option pricing model. The Company also paid a commitment fee of $17,500. The value of the warrants and the commitment fees paid have been included in interest expense on the accompanying consolidated statement of operations. The bridge loan was repaid in full in late December 2001.

      In late March 2002, the Company received a $250,000 bridge loan. The bridge loan accrued interest at the rate of 24.9% per annum, was secured by any amounts recovered in connection with the transfer agent fraud (Note I), and matured on the earlier of May 28, 2002, or the release of those forfeiture proceeds. As consideration for entering into the bridge loan the Company issued detachable warrants to purchase up to 250,000 shares of common stock at an exercise price of $0.58 per share. The warrants were valued at $35,000 as computed using the Black-Scholes option pricing model. The Company also paid a commitment fee of $12,500 and issued 25,000 shares of common stock valued at $0.53 per share. For the quarter ended June 30, 2002, the Company included $57,712 in interest expense on the accompanying consolidated statement of operations as amortization of the total discount on the bridge note of $60,750. The bridge loan was repaid in full in May 2002.

      In April 2002, the Company received additional bridge loans in the amount of $550,000. The bridge loans accrued interest at the rate of 15% per annum, and were secured by any amounts recovered in connection with the transfer agent fraud (Note I) and the Company’s receivables and patents. The notes matured on the earlier of the release of forfeiture proceeds or various dates through July 10, 2002. As consideration for entering into the bridge loans the Company issued detachable warrants to purchase up to 275,000 shares of common stock at exercise prices from $0.64 to $0.74 per share. For the quarter ended June 30, 2002, the Company included $45,570 in interest expense on the accompanying consolidated statement of operations as amortization of the total discount on the bridge notes. The bridge loans were repaid in full in May 2002.

Note H — Due to Related Parties

      The Company terminated, effective December 31, 2000, an employment agreement with a former executive officer, resulting in a charge to the Company of approximately $483,000. The transaction was recorded as the reduction of a $100,000 note receivable plus interest, payment of the exercise price on 175,000 options at $1 per share, and the balance payable in the form of cash plus a $120,000 one year, non-interest bearing note payable. The note payable is due in monthly installments of $10,000. All unpaid amounts as of September 30, 2001 are included in “Due to related parties” on the accompanying consolidated balance sheet. All amounts were paid as of December 31, 2001.

      The Company terminated, effective December 31, 2000, a consulting contract with a former executive officer and significant stockholder resulting in a charge to the Company of approximately $442,000. The amount was paid as follows: $44,167 in cash, payable in two monthly installments through February 28, 2001, the exchange of fixed assets with a net book value of $49,432, and a reduction of $348,068 due under the terms of an indemnity agreement. All amounts were paid as of March 31, 2001.

      The Company terminated, effective December 31, 2000, a consulting contract with a former executive officer, current director, and significant stockholder, resulting in a charge to the Company of $267,250. The transaction was recorded as a non-interest bearing note payable with payments due through March 2002, and

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is included in “Due to related parties” on the accompanying consolidated balance sheet. All amounts were paid as of March 31, 2002. Additionally, in January 2001, options to purchase 57,000 shares of common stock at an exercise price of $5 per share were granted in connection with this contract cancellation, resulting in compensation expense of $76,380.

      During the quarter ended March 31, 2002, an executive officer, who is also a shareholder, loaned the Company $50,000. This amount was repaid in full during the quarter ended June 30, 2002.

Note I — Commitments and Contingencies

1.     Operating Leases

      In June 1999, the Company entered into a non-cancelable five-year operating lease for its primary facilities in Aliso Viejo, California and took occupancy in December 1999. In January 2001, the Company signed an amendment to the lease, which resulted in an increase in rent expense of $12,170 per month. Rent expense through May 2002 is $40,492 per month, increases to $42,111 per month through the remaining term of the lease, and expires in December 2004. The lease contains a five-year renewal option from the date of expiration. (See Note I-2.)

      In June 2000, the Company entered into a non-cancelable 22-month lease for a satellite office in Aliso Viejo, California. The lease called for monthly rental payments of $3,895 through March 2002. The lease was terminated in June 2001 in exchange for a $5,591 early termination fee.

      As a result of the acquisition of Control Commerce, Inc. the Company assumed two leases for office space in New York City and Encinitas, California. The New York office lease requires monthly rent payments of $10,000 per month and expires in April 2002. The Encinitas space requires monthly rent payments of $7,834 per month through April 2002, and $8,064 per month through May 2003, when the lease expires. Effective July 1, 2001 the Company entered into a sublease for the Encinitas space which provides for rental income of $8,064 per month through April 2002, and $8,525 per month through May 2003, when the lease expires.

      As a result of the acquisition of Radical Communication, Inc. the Company assumed a lease for office space in Huntington Beach, California. The monthly payments are $4,886 through April 30, 2002 and $5,102 through the expiration of the lease, April 30, 2003.

      In August 2001, the Company entered into a two year non-cancelable lease in Hong Kong. The lease calls for monthly rental payments of $5,576 and expires in August 2003.

      The minimum lease payments for operating leases for the years ending September 30 are as follows:

Year Ending September 30,
2002	$689,011
2003	602,382
2004	505,332
2005	126,333

$1,923,058

      Rent expense for the period from inception (March 26, 1999) to September 30, 1999 amounted to $43,148. Rent expense for the years ended September 30, 2000 and 2001 amounted to $655,971 and $703,764, respectively, and $478,338 for the nine months ended June 30, 2002 (Note I-2).

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Legal Proceedings

      From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. The Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position or results of operations.

      In May 2002, the Company moved it’s corporate offices from Aliso Viejo to Huntington Beach, California and is currently in default on the Aliso Viejo lease. The Company is in litigation with the landlord and has accordingly accrued for back rent and estimated settlement costs totaling approximately $521,000 included in “Accounts payable and accrued liabilities” on the accompanying consolidated balance sheet at June 30, 2002.

3.     Transfer Agent Fraud

      In February 2001, the Company determined that between May 21, 1999 and April 7, 2000 stock certificates representing 1,107,951 shares (the “Discrepant Shares”) were illegally authenticated by the Company’s prior transfer agent or others acting on its behalf. The Discrepant Shares were not recorded in the stock ledger records kept by the former transfer agent. Following the discovery of potential criminal activity, the Company contacted law enforcement officials, Nasdaq and the SEC and assisted law enforcement in the investigation of this matter. On February 5, 2001, Nasdaq halted trading of MindArrow’s common stock on the Nasdaq SmallCap Market. On May 1, 2001 trading resumed.

      In order to offset the impact of recognizing additional shares in the hands of innocent purchasers, two significant shareholders entered into an agreement with the Company pursuant to which they agreed to contribute for cancellation by the Company 1,107,951 shares owned by them. This contribution of shares was made concurrent with the exchange of new shares for the wrongly authenticated certificates. The agreement provides that in the event that any of the Discrepant Shares are recovered by the Company, an equivalent number of shares shall be issued to the two contributing shareholders. In the event that the Company recovers cash or property other than the Discrepant Shares, then the Company shall issue shares of its common stock to the contributing shareholders at a rate of one share of common stock for every $4.50 in property or cash recovered. In no event shall the Company be obligated to issue more than 1,107,951 shares pursuant to the agreement.

      On March 30, 2001, the Company issued new shares in exchange for the Discrepant Shares and the 1,107,951 shares agreed to be contributed by the two significant shareholders were contributed to the Company and cancelled. No gain or loss has been recognized by the Company as a result of the share contribution.

      The Discrepant Shares entered the public float over a period of approximately eleven months. In connection with the exchange, the Company determined that under generally accepted accounting principles it should record a non-recurring, non-cash charge of $18,682,398 at the time the exchange of new shares for the Discrepant Shares occurs. Accordingly, this non-cash charge is reflected in the accompanying consolidated financial statements for the year ended September 30, 2001. This amount represents the estimated market value of the Discrepant Shares at the time they entered the public float. The charge had no impact on total stockholders’ equity, as the Company concurrently recorded an $18,682,398 increase to additional paid-in capital. Any amounts recovered by the Company from the perpetrators of the fraud will be recorded as non-operating income at the time of the recovery. The loss on transfer agent fraud of $19,658,753 on the accompanying consolidated statement of operations includes legal and other costs associated with investigating the fraud, implementing the share exchange, pursuing resolution of the trading halt, and recovery of assets.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On June 25, 2001, the former transfer agent and her accomplice were convicted of crimes arising out of their fraudulent issuance of shares, and have agreed as part of their plea agreement to pay restitution. In early 2001, authorities seized $4.5 million in assets from the perpetrators. As the victim of the crime, the Company has petitioned the Asset Forfeiture Division of the U.S. Attorney’s Office for remission of these funds. In October 2001, the Company received approximately $3.6 million in cash of assets seized from the Company’s former transfer agent and her accomplice. Accordingly, the Company issued an aggregate of 764,381 shares of common stock to two shareholders who had previously contributed for cancellation by the Company 1,107,951 shares owned by them. In December 2001, the Company received two seized automobiles valued at $90,000 and issued an additional 18,779 shares of common stock to the contributing shareholders in March 2002. In May 2002, the Company received $798,350 in cash from the seized assets and accordingly issued an additional 177,411 shares to the contributing shareholders. In June 2002, the Company received one seized automobile valued at $15,000 and will issue an additional 3,177 shares to the contributing shareholders.

      At sentencing hearings in April and July 2002, the perpetrators were ordered to pay to the Company $10.9 million in restitution in addition to amounts already received. Of that amount, $509,000 is due prior to December 31, 2002. In addition, the Company continues to pursue recovery of the loss it incurred as a result of the fraud and the Audit Committee of the Company’s Board of Directors has retained special counsel to assist it in pursuing potential sources of recovery. Eight individuals and twelve entities have been named as defendants in lawsuits initiated by the Company. The Company cannot predict whether or when it will obtain any additional recovery. Because of the uncertainties surrounding recoveries, the Company will not record the impact of recoveries until amounts or assets are received. The recovery on transfer agent fraud of $4,354,716 on the accompanying consolidated statement of operations at June 30, 2002 is net of approximately $127,000 of legal and other costs associated with pursuing recovery of assets.

      The following is a schedule of unaudited as reported and pro forma net loss and loss per share, illustrating the impact the Discrepant Shares would have had if the loss of $18,682,398 associated with the Discrepant Shares had been recorded in the periods in which the Discrepant Shares entered the public float:

			Net Loss		Loss Per Share

	Discrepant		As	Pro	As	Pro
Period	Shares	Value	Reported	Forma	Reported	Forma(1)

			(Unaudited)		(Unaudited)
Period from inception (March 26, 1999) to June 30, 1999	326,742	$(3,880,061)	$(799,762)	$(4,679,823)	$(0.10)	$(0.57)
Quarter ended September 30, 1999	237,000	(1,925,626)	(2,593,831)	(4,519,457)	(0.30)	(0.46)

Period from inception (March 26, 1999) to September 30, 1999	563,742	$(5,805,687)	$(3,393,593)	$(9,199,280)	(0.39)	(1.02)

Quarter ended December 31, 1999	256,414	$(4,827,209)	$(2,252,585)	$(7,079,794)	(0.23)	(0.69)
Quarter ended March 31, 2000	274,810	(7,536,594)	(17,765,937)	(25,302,531)	(1.82)	(2.35)
Quarter ended June 30, 2000	12,985	(512,908)	(3,813,814)	(4,326,722)	(0.38)	(0.39)
Quarter ended September 30, 2000	—	—	(4,982,875)	(4,982,875)	(0.49)	(0.49)

Year ended September 30, 2000	544,209	$(12,876,711)	$(28,815,211)	$(41,691,922)	(2.95)	(3.97)

Quarter ended December 31, 2000	—	$—	$(5,380,664)	$(5,380,664)	(0.53)	(0.53)
Quarter ended March 31, 2001	(1,107,951)	18,682,398	(23,130,340)	(4,447,942)	(2.16)	(0.42)
Quarter ended June 30, 2001	—	—	(3,292,632)	(3,292,632)	(0.30)	(0.30)
Quarter ended September 30, 2001	—	—	(4,848,791)	(4,848,791)	(0.41)	(0.41)

Year ended September 30, 2001	(1,107,951)	$18,682,398	$(36,652,427)	$(17,970,029)	(3.36)	(1.65)

(1)	Non-cumulative

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The pro forma charges above would have no impact on total stockholders’ equity, as the Company would concurrently record a corresponding increase to additional paid-in capital.

Note J —	Acquisitions

1.	Acquisition of Fusionactive Ltd.

      On April 24, 2000, the Company completed the acquisition of the majority of the outstanding shares of Fusionactive Ltd., an advertising company based in Hong Kong, through which the Company intends to serve Southeast Asia. The acquisition was accounted for as a purchase. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition.

      The total purchase price of the acquisition was $2,625,000 for which the Company issued 150,000 shares of common stock valued at $17.50 per share. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill has resulted from the excess costs over fair value of net assets acquired.

Goodwill	$2,458,387
Tangible assets acquired	451,568
Liabilities assumed	(266,442)
Minority Interest in Subsidiary Company	(18,513)

$2,625,000

      In January 2002, the Company acquired the minority interest in Fusionactive and changed its name to MindArrow Asia, Ltd. in exchange for 150,000 shares of common stock and warrants to purchase 250,000 shares of common stock at $1.00 per share.

2.	Acquisition of Control Commerce, Inc.

      In June 2001, the Company completed its acquisition of Control Commerce, Inc. (“Control Commerce”), a privately-held Delaware corporation. Under the terms of the merger agreement, a wholly-owned subsidiary of the Company was merged with and into Control Commerce, with Control Commerce surviving the merger and becoming a wholly-owned subsidiary of the Company.

      In the merger, the shareholders of Control Commerce received in exchange for all of their issued and outstanding capital stock of Control Commerce an aggregate of 60,000 shares of the Company’s Series C preferred stock, 800,000 shares of the Company’s common stock and warrants to purchase 12,000 shares of the Company’s common stock at a price of $12.50 per share (collectively, the “Merger Consideration”).

      The Merger Consideration was valued at $1,536,400 which was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. Goodwill has resulted from the excess costs over fair value of net assets acquired.

Goodwill	$930,177
Tangible assets acquired	1,025,268
Liabilities assumed	(419,045)

$1,536,400

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Acquisition of Radical Communication, Inc.

      On September 12, 2001, the Company acquired privately-held Radical Communication, Inc. (“Radical”). Under the terms of the transaction, the Company acquired substantially all of the assets of Radical in exchange for 1,980,000 shares of common stock, 135,000 shares of Series C preferred stock, an unsecured subordinated promissory note in the aggregate principal amount of $1,000,000, and the assumption of certain liabilities of Radical. The promissory note is payable in two annual installments of $500,000, with the first installment due October 1, 2002. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. Goodwill has resulted from the excess costs over fair value of net assets acquired.

Goodwill	$3,634,592
Tangible assets acquired	1,278,084
Liabilities assumed	(1,617,676)

$3,295,000

      The following unaudited pro forma results of operations assume the acquisition discussed above occurred on October 1, 1999 and both companies had the same fiscal year end. The pro forma results have been prepared using the historical financial statements of the Company and Radical.

	For the Year	For the Year
	Ended	Ended
	September 30,	September 30,
	2000	2001

	(Unaudited)	(Unaudited)
Revenues	$2,823,958	$4,557,162
Net loss	(27,448,263)	(46,016,019)
Beneficial conversion feature on preferred stock	(12,346,440)	—
Net loss available to common stockholders	(39,794,703)	(46,016,019)
Basic and diluted loss per share	$(3.39)	$(3.57)

      The above pro forma financial information does not purport to be indicative of the results of operations had the acquisition of Radical actually taken place on October 1, 1999, nor is it intended to be a projection of future results or trends.

4.     Acquisition of MicroBroadcasting Corporation

      On September 28, 2001, the Company acquired privately-held MicroBroadcasting Corporation in exchange for $180,350 in cash, promissory notes totaling $50,000, and 100,000 shares of common stock valued at $0.67 per share. No goodwill resulted from the transaction.

Note K — Stockholders’ Equity

1.     Series B and C Convertible Preferred Stock

      As of December 31, 1999, the Company had issued 1,388,073 shares of Series B preferred stock for $8 per share in a private placement which closed in December 1999. Net proceeds were $10,153,473.

      In October 1999, the Company entered into a strategic investment agreement with @ONEX LLC, (“Onex”). Under the terms of the agreement, Onex made a $1,000,000 investment into the private placement of Series B preferred stock, and had the option to invest another $1,000,000 under the same terms. The option was exercised on March 24, 2000. Further, Onex received warrants to purchase 250,000 shares of common stock at the price of $7 per share.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of September 30, 2000, the Company had issued 725,775 shares of Series C preferred stock for $25 per share. Proceeds were $18,144,375. Dividends are payable to holders of Series B and C preferred stock when and if declared by the Company and will be non-cumulative. No dividends (other than those payable solely in common stock) will be declared or paid with respect to shares of common stock until dividends in the aggregate amount of at least $0.90 and $2.25 per share, have been paid or declared on the Series B and C preferred, respectively.

      Holders of shares of Series B and C preferred are entitled to vote on all matters submitted to a vote of the stockholders. Each share of Series B and C preferred entitles the holder to the number of votes equal to the number of shares of common stock into which the Series B and C preferred is convertible as of the record date established for the vote of the stockholders.

      In connection with the issuance of the Series B preferred stock for the period ended September 30, 1999, the Company evaluated whether a beneficial conversion feature existed on the date of issuance, as defined in the Emerging Issues Task Force (EITF) 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”. The proceeds received in conjunction with the issuance were first allocated to the $307,852 fair value of the warrants, as calculated using the Black-Scholes model. The remaining proceeds of $8,387,271 were allocated to the preferred stock. This amount was then compared to the fair market value of the shares determined by the market price on the date of issuance. The difference of $1,043,142 has been recognized as a beneficial conversion feature on the Series B preferred stock which increases the net loss available to common stockholders and increases additional paid in capital.

      In connection with the issuance of the Series B preferred stock for the period ended September 30, 2000 the Company evaluated whether a beneficial conversion feature existed on the date of issuance, as defined in the EITF 98-5. The proceeds received in conjunction with the issuance were first allocated to the $2,067,492 fair value of the warrants, as calculated using the Black-Scholes model. The remaining proceeds of $2,131,466 were allocated to the preferred stock. This amount was then compared to the fair market value of the shares determined by the market price on the date of issuance. The difference of $2,131,466 has been recognized as a beneficial conversion feature on the Series B preferred stock which increases the net loss available to common stockholders and increases additional paid in capital.

      In response to a decline in the market price of its common stock following the issuance of the Series C preferred, the Company reduced the conversion price of the Series C preferred from $25 to $12.50 per share. In consideration for such reduction of the conversion price, holders of Series C preferred stock executed a general release of all claims. Although the Series C shareholders executed a general release, no actual claims have been asserted against the Company, and the Company does not believe that any claims released are meritorious or that the Company has any liability with respect to the Series C offering. In October 2001, the conversion price of the Series C preferred was reduced from $12.50 to $12.24 per share, effectively increasing the conversion ratio from 2:1 to 2.043:1.

      The change in conversion terms on the Series C preferred stock had no impact on the financial statements since the conversion feature on the date of the change was in excess of the fair market value of the underlying common stock. During the year ended September 30, 2001, 23,775 shares of Series C preferred were converted into 47,550 shares of common stock. The shares of Series C preferred will be automatically converted into shares of common stock upon (i) the effective date of a firm commitment, underwritten public offering of common stock pursuant to an effective registration statement under the Securities Act, other than a registration relating solely to a transaction under Rule 145 of the Securities Act or to any employee benefit plan of the Company, generating aggregate proceeds to the Company of not less than $25,000,000 (before deducting underwriters’ discounts and all expenses relating to the offering) and with a per share offering price (prior to underwriters’ discounts and expenses) of not less than $40.00 per share, as such per share price may be adjusted to reflect stock subdivisions, combinations or dividends with respect to such shares, or (ii) the date

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

specified by affirmative vote or written consent or agreement of the holders of not less than two-thirds (2/3) of the then outstanding shares of Series C preferred.

      In connection with the issuance of the Series C preferred stock for the period ended September 30, 2000, the Company evaluated whether a beneficial conversion feature existed on the date of issuance, as defined in the EITF 98-5. The proceeds received in conjunction with the issuance were first allocated to the $1,234,346 fair value of the warrants, as calculated using the Black-Scholes model. The remaining proceeds of $16,997,434 were allocated to the preferred stock. This amount was then compared to the fair market value of the shares determined by the market price on the date of issuance. The difference of $10,214,974 has been recognized as a beneficial conversion feature on the Series C preferred stock which increases the net loss available to common stockholders and increases additional paid in capital.

      During the nine months ended June 30, 2002, 971,387 and 897,000 shares of Series B and Series C preferred stock, respectively, were converted into 1,236,016 and 2,357,731 shares of common stock, respectively, pursuant to the conversion rights of the Series B and Series C preferred stockholders and the agreement of all preferred shareholders to convert their shares upon the first closing of financing in June 2002 (see Note K-2). As an inducement for converting their preferred shares, and giving up their liquidation preference of approximately $27.7 million, the preferred shareholders received an additional 1,024,815 shares of common stock, valued at $532,904, and 1,024,815 warrants to purchase common stock at $1.00 per share, valued at $51,241, as computed using the Black-Scholes option pricing model. This amount is reflected as a stock dividend on the accompanying consolidated statement of operations. As of June 30, 2002, there were no remaining shares of Series B or Series C preferred stock.

      In connection with the private placement of Series B preferred stock, warrants to purchase 397,591 shares of common stock at $8 per share were granted to investors and the placement agent. These warrants expired by March 31, 2002.

      In connection with the private placement of Series C preferred stock, warrants to purchase 145,156 shares of common stock at $12.50 per share were granted to investors. These warrants expired in April 2001.

2.     Common Stock

      During the year ended September 30, 2000, 322,526 shares were issued upon warrant and option exercises. Total proceeds amounted to $189,300.

      During the year ended September 30, 2000, 65,236 shares were issued as compensation for services. The Company recorded $402,285 of compensation expense.

      During the year ended September 30, 2001, 358,334 shares were issued upon option exercises. Total proceeds amounted to $358,334.

      During the year ended September 30, 2001, 296,177 shares of common stock were contributed to the Company and cancelled pursuant to an indemnity agreement with a significant stockholder, in full settlement of an amount due under the indemnity agreement.

      In December 2001, the Company conducted a private placement of common stock and 2,500,000 shares of common stock were sold, raising gross proceeds of $1,500,000. The net proceeds from the offering, after repayment of the $350,000 bridge loan and payment of offering fees and expenses of approximately $202,000, was used by the Company for general working capital purposes. In connection with the private placement, the Company issued warrants to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. The fair value of the warrants as computed using the Black-Scholes option pricing model was $95,000.

      During the quarter ended March 31, 2002, 10,000 shares were issued upon option exercises. Total proceeds amounted to $4,000.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the quarter ended March 31, 2002, the Company issued 150,000 shares of common stock and warrants to purchase 250,000 shares of common stock at $1.00 per share for the acquisition of the minority interest in MindArrow Asia, Ltd. The warrants expire September 30, 2004 and were estimated to have a fair value of $37,500 as computed using the Black-Scholes option pricing model.

      During the quarter ended March 31, 2002, 80,000 shares were issued as compensation for services. The Company recognized compensation expense of $28,750.

      During the quarter ended March 31, 2002, the Company cancelled 47,937 shares of common stock as reimbursement for legal costs incurred by the Company. These costs were indemnified per the terms of the Company’s acquisition of Control Commerce, Inc.

      During the quarter ended June 30, 2002, the board approved the reduction in the price of a previously-issued warrant for 2,000,000 shares from $2.00 per share to $0.37 per share, in exchange for the immediate exercise thereof. Net proceeds amounted to $740,000 in cash to the Company and recognition of compensation expense of $60,000. Additionally, 30,000 shares were issued upon option exercises resulting in total proceeds of $12,000.

      In addition, in June 2002, the Company obtained a commitment for up to $4 million in additional financing by offering up to 10 million shares of common stock at a price of $0.40 per share. The Company received an initial $1.8 million in proceeds, net of approximately $500,000 in costs, and issued 4,400,000 shares during the quarter ended June 30, 2002. The stock purchase agreement, as amended in July 2002, calls for $700,000 to be provided following approval of the terms of the transaction by the Company’s shareholders, $540,000 within 45 days thereafter, and the final $1 million if requested by the Company’s board on thirty days notice, at any time between 60 days and nine months subsequent to closing or termination of the Category 5 merger (see Note O).

3.     Warrants

      At the time of the Company’s acquisition of Zap, warrants to purchase 5,200 shares of common stock at $5 per share were granted to a former Zap creditor. These warrants expire in April 2004. In connection with the issuance of the warrants, the Company recognized an expense of $1,508, which was the fair value of the warrants at the time of issuance.

      In connection with the private placement of common stock, warrants to purchase 183,500 shares were granted at exercise prices ranging from $0.10 per share to $0.50 per share, all of which had been exercised as of September 30, 2000.

      Warrants to purchase 15,000 shares of common stock at $11.25 per share were granted to a customer. They expired unexercised in May 2001. In connection with the issuance of the warrants, the Company recognized an expense of $25,950, which was the fair value of the warrants at the time of issuance.

      Warrants to purchase 397,591 shares of common stock at $8 per share were issued in connection with the placement of the Series B preferred stock. At September 30, 2001, warrants to purchase 104,248 shares had expired unexercised, and the remaining warrants were due to expire on various dates through March 2002. Warrants to purchase 250,000 shares of common stock at $7 per share were also issued in connection with the placement of the Series B preferred stock. The warrants expire in October 2004.

      In addition, warrants to purchase 145,156 shares of common stock at $12.50 per share were issued in connection with the placement of the Series C preferred stock. These warrants expired unexercised in April 2001.

      The fair value of the warrants issued with the Series B preferred stock was estimated at $307,852 as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the period ended September 30, 1999: dividend yield of 0.0%, expected volatility of 50%, risk free interest rate of 6.5%, and an expected holding period from 1 to 3 years.

      The fair value of warrants issued with the Series B and Series C preferred stock was estimated at $2,067,492 and $1,234,346, respectively, as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the year ended September 30, 2000: dividend yield of 0.0%, expected volatility of 50%, risk free interest rate of 6.5%, and an expected holding period from 1 to 3 years.

      During the period ended September 30, 1999, the Company issued warrants to purchase 231,000 shares of common stock to several consultants. The warrants are exercisable at prices ranging from $1 per share to $10 per share, vest based on achieving various performance criteria and expire at various dates through April 2005. The Company recognizes compensation expense based on the fair value of the warrants as computed using the Black-Scholes option pricing model. The Company recognized compensation expense of $132,028 for the period ended September 30, 1999 and $1,772,600 for the year ended September 30, 2000. During the year ended September 30, 2000, 87,207 of these warrants had been exercised and 42,793 had been forfeited. At September 30, 2001, 101,000 vested warrants remained outstanding.

      During the year ended September 30, 2000, the Company issued warrants to purchase 1,136,000 shares of common stock to several consultants. The warrants are exercisable at various prices ranging from $5.25 per share to $30 per share, vest generally over three years and expire at various dates through May 2006. The Company recognizes compensation expense based on the fair value of the warrants, as computed using the Black-Scholes option pricing model. The Company recognized compensation expense of $1,675,198 for the year ended September 30, 2000. At September 30, 2001, 869,660 of these warrants had vested, 114,467 of the warrants had been forfeited and the remaining 151,873 warrants remained unvested and outstanding.

      During the year ended September 30, 2001, the Company issued warrants to purchase 70,000 shares of common stock to several consultants. The warrants are exercisable at various prices ranging from $5 per share to $6 per share, and expire in at various dates through October 2005. The Company recognizes compensation expense based on the fair value of the warrants, as computed using the Black-Scholes option pricing model. The Company recognized compensation expense of $74,302 for the year ended September 30, 2001. At September 30, 2001, 10,150 of these warrants had been forfeited, 39,850 of the warrants were vested and the remaining 20,000 warrants remained unvested and outstanding.

      During the nine months ended June 30, 2002, the Company issued to consultants warrants to purchase 2,056,000 shares of common stock. The warrants are exercisable at prices ranging from $0.75 per share to $2.00 per share, vest through March 2002 or upon meeting defined performance targets, and expire from November 2002 through November 2004.

      The Company recognizes compensation expense based on the fair value of the warrants, as computed using the Black-Scholes option pricing model. The Company recognized compensation expense of $166,650 for the nine months ended June 30, 2002.

      In connection with the additional financing commitments made during the quarter ended June 30, 2002, the Company issued warrants to purchase 7,100,000 shares of common stock. 1,100,000 of the warrants are exercisable at 60% of the average closing price of our stock if and when the Company’s stock trades for 20 consecutive days below $0.40 per share, 2,400,000 are exercisable at $0.50 per share, 1,200,000 are exercisable at $0.75 if and when the Company’s stock trades for 20 consecutive days above an average closing price of $1.50 per share, 1,200,000 are exercisable at $1.00 per share after June 12, 2003, and 1,200,000 are exercisable at $1.25 per share after December 12, 2003. The Company recognized financing costs of $853,000 during the quarter ended June 30, 2002 based on the fair value of the vested warrants as computed using the Black-Scholes option pricing model.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In November 2001, the Company issued warrants to purchase 80,000 shares of common stock at an exercise price of $0.10 per share as settlement of a liability. The fair value of the warrants as computed using the Black-Scholes option pricing model was $52,800.

      As of September 30, 2000 and 2001, and June 30, 2002 a total of 1,952,630, 3,052,276 and 12,629,305, respectively, warrants were outstanding, with exercise prices ranging from $0.10 to $30.00 and expiring at various times through April 2010.

4.     Options

      In April 1999, the Company adopted the 1999 Stock Option Plan (the “1999 Plan”). As amended, the 1999 Plan reserves 3,000,000 shares of common stock for grants to employees, directors and consultants to continue their service to the Company. In August 2000, the Company adopted the 2000 Stock Option Plan (the “2000 Plan”). The 2000 Plan, as amended in August 2001, reserves 2,000,000 shares of common stock for grants to employees, directors and consultants to continue their service to the Company.

      Under the Plans, incentive stock options may be granted to employees, directors, and officers of the Company and non-qualified stock options and stock purchase rights may be granted to consultants, employees, directors, and officers of the Company. Options granted under the Plan are for periods not to exceed ten years and must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Options granted under the Stock Plan generally vest 33% after the first year of service and ratably each quarter over the remaining twenty-four month period.

      The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plan, consistent with the method prescribed by SFAS No. 123, net loss and loss per share would have been changed to the pro forma amounts indicated below:

	Period	Year	Year
	Ended	Ended	Ended
	September 30,	September 30,	September 30,
	1999	2000	2001

Net loss —
As reported	$(2,350,451)	$(16,468,771)	$(36,652,427)
Pro forma	(2,499,968)	(17,494,610)	(38,184,800)
Net loss available to common stockholders —
As reported	$(3,393,593)	$(28,815,211)	$(36,652,427)
Pro forma	(3,543,110)	(29,841,050)	(38,184,800)
Basic and diluted loss per share —
As reported	$(0.39)	$(2.95)	$(3.36)
Pro forma	(0.40)	(3.06)	(3.50)

      The fair value of the Company’s stock options was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the periods ended September 30, 1999, 2000 and 2001: dividend yield of 0.0%, expected volatility of 50%, risk free interest rate of 6.5%, and an expected holding period from 1 to 3 years.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes activity under the Company’s stock option plan:

		Weighted
		Average
	Shares	Exercise Price

Outstanding at March 26, 1999	—	$—
Granted	1,900,500	2.65
Exercised	—	—
Forfeited/ expired	(61,000)	1.11

Outstanding at September 30, 1999	1,839,500	2.70
Granted	1,658,600	9.77
Exercised	(129,166)	1.00
Forfeited/ expired	(367,100)	6.54

Outstanding at September 30, 2000	3,001,834	6.19
Granted	1,916,516	3.62
Exercised	(358,334)	1.00
Forfeited/ expired	(1,449,791)	6.10

Outstanding at September 30, 2001	3,110,225	5.24
Granted	2,740,820	0.68
Exercised	(40,000)	0.40
Forfeited/ expired	(1,587,208)	6.07

Outstanding at June 30, 2002 (unaudited)	4,223,837	$2.01

Weighted average fair value of options granted during the period ended September 30, 1999		$1.06
Weighted average fair value of options granted during the year ended September 30, 2000		$2.57
Weighted average fair value of options granted during the year ended September 30, 2001		$1.00

		Stock Options Outstanding at		Stock Options Exercisable at
		September 30, 1999		September 30, 1999

Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$1.00 to $4.00	1,403,000	5.0	$1.11	259,666	$1.00
$7.00 to $10.00	436,500	5.9	7.83	—	—

	1,839,500	5.2	$2.70	259,666	$1.00

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Stock Options Outstanding at		Stock Options Exercisable at
		September 30, 2000		September 30, 2000

Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$1.00 to $4.00	1,191,834	3.9	$1.13	931,761	$1.06
$7.00 to $10.00	1,391,000	5.3	7.37	123,834	7.80
$12.00 to $15.00	283,000	5.3	12.75	50,000	12.88
$23.00 to $25.00	136,000	5.4	24.81	—	—

	3,001,834		$6.19	1,105,595	$2.35

		Stock Options Outstanding at		Stock Options Exercisable at
		September 30, 2001		September 30, 2001

Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$0.40 to $4.00	1,494,234	7.2	$1.27	800,734	$1.19
$7.00 to $10.00	1,292,656	6.4	6.86	450,515	7.16
$12.00 to $15.00	206,334	4.3	12.76	108,749	12.86
$23.00 to $25.00	117,001	4.4	24.85	51,669	24.86

	3,110,225		$5.24	1,411,667	$4.86

		Stock Options Outstanding at		Stock Options Exercisable at
		June 30, 2002		June 30, 2002

Range of		Weighted Average	Weighted Average		Weighted Average
Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

		(Unaudited)		(Unaudited)
$0.40 to $4.00	3,534,737	8.3	$0.83	1,559,577	$1.00
$5.00 to $10.00	583,100	6.8	6.40	338,714	6.57
$12.00 to $15.00	64,000	3.9	12.63	42,822	12.66
$23.00 to $25.00	42,000	3.6	24.59	31,500	24.59

	4,223,837		$2.01	1,972,613	$2.58

      The Company recorded compensation expense in the amount of $35,895 related to stock options for the period ended September 30, 1999, $163,883 for the year ended September 30, 2000, $186,817 for the year ended September 30, 2001, and $0 for the nine months ended June 30, 2002.

Note L — Profit Sharing Plan

      Effective October 1, 1999, the Company implemented a 401(k) Profit Sharing Plan (the “Plan”) for its full-time employees. Each participant in the Plan may elect to contribute from 1% to 17% of his or her annual compensation to the Plan. The Company does not yet make matching contributions. However, at its option, the Company may match employee contributions at a rate of 25%, up to 6% of the Employee’s salary. Employee contributions are fully vested, whereas vesting in matching Company contributions occurs at a rate of 33.3% per year of employment.

Note M — Supplemental Disclosure of Cash Flow Information

      Noncash investing and financing activities:

      In April 1999, the Company acquired all of the outstanding common stock of Zap International, in exchange for 2,640,000 shares of common stock.

MINDARROW SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 1999, in connection with the Company’s recapitalization, $2,570,000 of liabilities were assumed.

      In April 2000, the Company acquired Fusionactive, Ltd. for 150,000 share of common stock (see Note J).

      In June 2001, the Company acquired Control Commerce, Inc. for 800,000 shares of common stock and 60,000 shares of Series C preferred stock (see Note J).

      In September 2001, the Company acquired substantially all of the assets of Radical Communication, Inc. in exchange for 1,980,000 shares of commons stock, 135,000 shares of Series C preferred stock, an unsecured subordinated promissory note payable of $1,000,000, and the assumption of certain liabilities of Radical (see Note J). As part of the transaction, the Company assumed capital lease obligations in the amount of $328,700.

      In September 2001, the Company acquired MicroBroadcasting Corporation in exchange for 100,000 shares of common stock, promissory notes totaling $50,000, and a cash payment of $180,350.

      In September 2001, the Company issued 50,000 shares of common stock in connection with a bridge loan received from an investor (see Note G).

      In September 2001, the Company issued 39,904 shares of common stock as prepaid interest on a bridge loan (see Note G).

Note N — Quarterly Financial Information (Unaudited)

      Quarterly financial information for the years ended September 30, 2000, 2001 and for the nine months ended June 30, 2002 is summarized below:

	Three Months Ended

	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	1999	2000	2000	2000	2000	2001	2001	2001	2001	2002	2002

	(Dollars in thousands, except per share data)
Total revenues	$29	$286	$606	$721	$999	$918	$823	$795	$1,082	$764	$1,236
Operating loss	(2,305)	(5,460)	(4,036)	(5,225)	(5,401)	(3,795)	(3,156)	(4,325)	(2,861)	(2,851)	(2,489)
Net income (loss)	(2,253)	(5,419)	(3,814)	(4,983)	(5,381)	(23,130)	(3,293)	(4,848)	666	(2,921)	(1,813)
Net income (loss) available to common stockholders	(2,253)	(17,765)	(3,814)	(4,983)	(5,381)	(23,130)	(3,293)	(4,848)	666	(2,921)	(2,397)
Basic earnings (loss) per share	$(0.23)	$(1.82)	$(0.38)	$(0.49)	$(0.53)	$(2.16)	$(0.30)	$(0.41)	$0.05	$(0.17)	$(0.12)
Diluted earnings (loss) loss per share	$(0.23)	$(1.82)	$(0.38)	$(0.49)	$(0.53)	$(2.16)	$(0.30)	$(0.41)	$0.04	$(0.17)	$(0.12)

Note O — Subsequent Events

      On July 12, 2002, the Company signed an agreement to merge with Category 5 Technologies Inc. (“C5”), a company that provides marketing tools and commerce-enabling technologies, primarily for small- to medium-sized businesses.

      Under the proposed terms of the merger, each outstanding share of C5 will be exchanged for 2.3 shares of the Company’s stock, such that the total number of shares to be issued to C5 stockholders will equal 55% of the total issued, outstanding shares of common stock of the Company (on a common equivalent basis) immediately after the merger.

      C5 stockholders will also be granted additional warrants that would vest should C5’s ePenzio and Bring It Home businesses meet certain financial targets. If such warrants vest, C5 stockholders would own 60% of total issued, outstanding shares of common stock of the Company (on a common equivalent basis) immediately after the merger. Completion of the merger is subject to approval by the shareholders of each company and other customary closing conditions.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	FS-32
Consolidated Combined Balance Sheet as of June 30, 2001 and December 31, 2000	FS-33
Consolidated Combined Statement of Income for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999	FS-34
Consolidated Combined Statement of Equity for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999	FS-35
Consolidated Combined Statement of Cash Flows for the six months ended June 30, 2001 and 2000 (unaudited) and for the years ended December 31, 2000 and 1999	FS-36
Notes to Consolidated Combined Financial Statements	FS-37

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Category 5 Technologies, Inc.

      We have audited the consolidated combined balance sheet of Category 5 Technologies, Inc. and Subsidiaries as of June 30, 2001 and December 31, 2000 and the related consolidated combined statements of income, equity, and cash flows for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999. These consolidated combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated combined financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated combined financial statements referred to above present fairly, in all material respects, the consolidated combined financial position of Category 5 Technologies, Inc. as of June 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

TANNER + CO.

Salt Lake City, Utah

August 6, 2001

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED COMBINED BALANCE SHEET

	March 31,	June 30,	December 31,
	2002	2001	2000

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$393,794	$215,866	$61,750
Receivables, net:
Contract	2,716,324	1,270,752	—
Trade	650,695	207,270	667,439
Shareholders	30,000	—	—
Retainages	254,270	186,439	423,116
Employees	4,790	4,500	13,900
Prepaid commissions	373,260	227,539	177,596
Deferred tax asset	712,000	296,000	—

Total current assets	5,135,133	2,408,366	1,343,801
Property and equipment, net	790,654	170,561	171,782
Contract receivables — long-term, net	5,432,649	2,542,503	—
Retainage receivables — long-term, net	1,249,516	567,461	118,971
Deposits	86,618	24,118	24,118
Intangibles	1,571,000	—	—
Deferred tax asset	1,191,000	534,000	—

	$15,456,570	$6,247,009	$1,658,672

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$971,696	$60,223	$98,634
Accrued expenses	202,499	234,716	80,792
Line of credit	694,715	—	—
Convertible notes payable	766,668	—	—
Income taxes payable	2,687,000	690,000	—
Deferred revenue	75,846	—	—
Fair value allowance	523,776	—	—
Loan from shareholder	—	12,200	70,000

Total current liabilities	5,922,200	997,139	249,426

Equity:
Preferred stock, $0.001 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.001 par value, 125,000,000 shares authorized, 14,452,500 and 11,500,000 and 9,000,000 shares issued and outstanding, respectively	14,453	11,500	9,000
Additional paid-in capital	2,532,683	35,300	37,800
Retained earnings and members’ equity	6,987,234	5,203,070	1,362,446

Total equity	9,534,370	5,249,870	1,409,246

	$15,456,570	$6,247,009	$1,658,672

See accompanying notes to consolidated combined financial statements.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED COMBINED STATEMENT OF INCOME

	Nine Months		Six Months	Years Ended
	Ended March 31,		Ended	December 31,
			June 30
	2002	2001	2001	2000	1999

	(Unaudited)	(Unaudited)
Revenues	$19,344,139	$12,351,186	$10,595,967	$20,070,443	$9,900,507
Cost of revenues	11,072,387	6,333,610	3,390,342	11,816,333	5,882,519

Gross profit	8,271,752	6,017,576	7,205,625	8,254,110	4,017,988
Selling, general and administrative expenses	5,454,898	3,628,996	3,019,416	6,567,346	2,867,899

Income from operations	2,816,854	2,388,580	4,186,209	1,686,764	1,150,089

Other income:
Interest income (expense)	(108,690)	2,483	(1,237)	11,023	4,308
Other	—	—	—	3,208	—

	(108,690)	2,483	(1,237)	14,231	4,308

Net income before income taxes	2,708,164	2,391,063	4,184,972	1,700,995	1,154,397
(Provision) benefit for income taxes:
Current	(1,997,000)	—	(690,000)	—	—
Deferred	1,073,000	—	830,000	—	—

	(924,000)	—	140,000	—	—

Net income	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397

Weighted average shares, basic	12,259,000	9,000,000	9,430,556	9,000,000	9,000,000

Weighted average shares, diluted	15,147,000	9,000,000	10,384,103	9,000,000	9,000,000

Earnings per share, basic	$0.15	$0.27	$0.46	$0.19	$0.13

Earnings per share, diluted	$0.12	$0.27	$0.42	$0.19	$0.13

Pro forma earnings per share:
Earnings as reported	$1,784,164	$2,391,063	$4,324,972	$1,700,995	$1,154,397
Pro forma income taxes	—	(933,000)	(1,710,000)	(638,000)	(433,000)

Pro forma earnings	$1,784,164	$1,458,063	$2,614,972	$1,062,995	$721,397

Pro forma basic earnings per share	$0.15	$0.16	$0.28	$0.12	$0.08

Pro forma diluted earnings per share	$0.12	$0.16	$0.25	$0.12	$0.08

See accompanying notes to consolidated combined financial statements.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED COMBINED STATEMENT OF EQUITY

Six Months Ended June 30, 2001 and
Years Ended December 31, 2000 and 1999

	Common Stock		Additional	Retained
			Paid-In	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balance, January 1, 1999	—	$—	$42,300	$(43,012)	$(712)
Contributions	—	—	4,500	—	4,500
Restatement for recapitalization	9,000,000	9,000	(9,000)	—	—
Dividends	—	—	—	(627,929)	(627,929)
Net income	—	—	—	1,154,397	1,154,397

Balance, December 31, 1999	9,000,000	9,000	37,800	483,456	530,256
Dividends	—	—	—	(822,005)	(822,005)
Net income	—	—	—	1,700,995	1,700,995

Balance, December 31, 2000	9,000,000	9,000	37,800	1,362,446	1,409,246
Acquisition of Network Investor Communications, Inc.	2,500,000	2,500	(2,500)	—	—
Dividends	—	—	—	(484,348)	(484,348)
Net income	—	—	—	4,324,972	4,324,972

Balance, June 30, 2001	11,500,000	$11,500	$35,300	$5,203,070	$5,249,870
Options and warrants issued for services (unaudited)	—	—	142,211	—	142,211
Stock issued for services (unaudited)	712,500	713	212,662	—	213,375
Stock issued for acquisition Transaxis, S.A. (a Swiss corporation) (unaudited)	15,000	15	35,985	—	36,000
Stock issued for acquisition of Bottomline Online, Inc. (unaudited)	225,000	225	573,525	—	573,750
Stock issued for acquisition of FlashAlly, LLC (unaudited)	2,000,000	2,000	1,533,000	—	1,535,000
Net income (unaudited)	—	—	—	1,784,164	1,784,164

Balance, March 31, 2002 (unaudited)	14,452,500	$14,453	$2,532,683	$6,987,234	$9,534,370

See accompanying notes to consolidated combined financial statements.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED COMBINED STATEMENT OF CASH FLOWS

	Nine Months Ended		Six Months Ended		Years Ended
	March 31,		June 30,		December 31,

	2002	2001	2001	2000	2000	1999

	(Unaudited)	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$1,784,164	$2,391,063	$4,324,972	$1,151,222	$1,700,995	$1,154,397
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	2,594,254	1,052,609	2,018,604	—	—	—
Fair value allowance	523,776	—
Depreciation and amortization	51,224	52,952	34,438	31,943	63,887	34,913
Deferred tax assets	(1,073,000)	—	(830,000)	—	—	—
Issuance of stock for consulting services	213,376	—	—	—	—	—
Issuance of stock options for services	35,000	—	—	—	—	—
Issuance of warrants-debt cost	27,210	—	—	—	—	—
Amortization of loan fees	35,344		—	—	—	—
Amortization of notes payable discount	26,668	—	—	—	—	—
Decrease (increase) in:
Contract receivables	(6,669,626)	(2,720,385)	(5,867,255)	—	—	—
Trade receivables	(443,425)	81,297	486,169	(179,701)	(251,738)	(415,701)
Retainages receivable	(1,010,232)	(582,887)	(202,417)	(65,095)	(542,087)	—
Employee receivables	(290)	2,300	9,400	(5,000)	(13,900)	—
Due from shareholder	(30,000)	—	—	—	—	—
Prepaid commissions	(75,036)	—	(49,943)	(200,000)	(177,596)	—
Deposits	(62,500)	—	—	(4,034)	(4,034)	(20,084)
(Decrease) increase in:
Accounts payable	911,473	(201,823)	(38,411)	(94,743)	70,197	17,577
Commissions payable	—	—	—	—	(79,873)	79,873
Income taxes payable	1,997,000	—	690,000	—	—	—
Deferred revenue	75,846	—	—	—	—	—
Accrued expenses	(32,217)	64,545	153,924	118,471	(13,046)	93,838

Net cash (used in) provided by operating activities	(1,120,991)	139,671	729,481	753,063	752,805	944,813

Cash flows from investing activities —
Purchases of property and equipment	(97,567)	(14,824)	(33,217)	(129,028)	(133,825)	(132,625)

Cash flows from financing activities:
Proceeds from convertible notes payable	713,971	—	—	—	—	—
Net borrowings on line of credit	694,715	—	—	—	—	—
Proceeds from (payments on) shareholder loan	(12,200)	—	(57,800)	—	70,000	—
Contributions received	—	—	—	—	—	4,500
Dividends paid	—	(103,766)	(484,348)	(726,190)	(822,005)	(627,929)

Net cash provided by (used in) financing activities	1,396,486	(103,766)	(542,148)	(726,190)	(752,005)	(623,429)

Net increase (decrease) in cash and cash equivalents	177,928	21,081	154,116	(102,155)	(133,025)	188,759
Cash and cash equivalents, beginning of period	215,866	92,620	61,750	194,775	194,775	6,016

Cash and cash equivalents, end of period	$393,794	$113,701	$215,866	$92,620	$61,750	$194,775

See accompanying notes to consolidated combined financial statements.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

June 30, 2001 and December 31, 2000

1.     Summary of Significant Accounting Policies

Organization and Principles of Consolidation Combination

      In 1998 Executive Credit Services, L.C. (ECS) was organized as a limited liability company pursuant to the Limited Liability Act within the State of Utah. Effective May 17, 2000, the members of ECS formed ePenzio, Inc. (ePenzio) pursuant to subchapter S of the Internal Revenue Code and transferred all assets and liabilities from ECS to ePenzio. Ownership percentages were unchanged and the income tax basis in ECS’s assets and liabilities carried over to ePenzio.

      Effective December 7, 2000 and March 23, 2001 ePenzio formed two wholly-owned subsidiaries of ePenzio, respectively. The consolidated combined financial statements reflect the operations of the subsidiaries since their formation.

      On May 29, 2001, Network Investor Communications, Inc. (NWIC) issued 9,000,000 shares of common stock in exchange for all the issued and outstanding shares of ePenzio. Effective July 23, 2001 NWIC changed its name to Category 5 Technologies, Inc. For accounting purposes the business combination is treated as a reverse merger or a recapitalization of ePenzio, with ePenzio being treated as the accounting acquirer.

      The financial statements presented herein reflect the operations of ECS from January 1, 1999 to May 17, 2000, the operations of ePenzio from May 17, 2000 to June 30, 2001 and the operations of CFVT from May 29, 2001 to June 30, 2001. The operations of CFVT prior to May 29, 2001 (date of reverse merger) have not been included in these financial statements due to the immaterial nature of the operations. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Financial Statements

      The financial statements as of and for the nine months ended March 31, 2002 and 2001 are unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Company’s financial position and results of operations for such periods have been included. The results for the nine months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending June 30, 2002.

Business Activity

      The Company’s primary business activity involves the marketing of electronic card processing systems and other related products and services throughout the United States. Marketing efforts are assisted through the use of third parties such as seminar companies, internet service providers, and web hostings which provide customer leads. Customers who purchase these products and services either pay cash or enter into financing contracts with the Company. These contracts regularly are sold to financing companies in the ordinary course of business.

      In 2001, the Company, as an alternative to using outside financing companies, began servicing and collecting financing contracts. As of June 30, 2001, approximately 6 percent of all contracts were being serviced by the Company.

Cash and Cash Equivalents

      The Company considers all short-term instruments with an original maturity of three months or less to be cash equivalents.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk

      The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

      Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of contract, trade and retainage receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which when realized have been within the range of management’s expectations.

      The Company transacts a substantial amount of its business with a few financing companies. During the year ended December 31, 2000, approximately 88 percent of the Company’s financing contracts were sold to one particular financing company. During the six months ended June 30, 2001, the Company entered into receivables purchase agreements with three other financing companies that comprise approximately 70 percent of total financing contract sales.

      The Company obtains a substantial amount of referrals for revenue from one seminar company. During the six months ended June 30, 2001, approximately 88 percent of the Company’s revenues were obtained through referrals from the seminar company.

Depreciation and Amortization

      Depreciation and amortization of property and equipment is computed using the straight line and accelerated methods based on the following estimated useful lives:

Years

Furniture and fixtures	7
Software	3
Machinery and equipment	5-7
Leasehold improvements	7

Revenue Recognition

      Revenues from the sales of electronic card processing systems are recognized when the service is complete and when either (1) the cash is received from the customer, (2) the Company has received notice that the financing company, which assumes the risk of the financing contract, has approved the purchase of the contract, or (3) for contracts serviced by the Company, when services are provided, net of an estimate of uncollectible accounts.

      Revenues from commissions received from third party service providers are recognized when earned.

Income Taxes

      ECS was organized as a limited liability company. ePenzio, with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. Therefore, the members and shareholders of ECS and ePenzio were taxed on their proportionate share of the Company’s taxable income through May 29, 2001. Therefore, no provision or liability for federal income taxes has been included in the historical financial statements as of December 31, 2000 and 1999. However, pro forma results have been presented assuming the companies were C-corporations since January 1, 1999.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

      The subsidiaries of ePenzio were formed as C corporations and have incurred losses since inception. Due to the merger on May 29, 2001, with CFVT, ePenzio converted to a C corporation and from May 29, 2001 to June 30, 2001 ePenzio and its subsidiaries experienced a net loss. Therefore a net benefit for federal income taxes has been included in these financial statements as of June 30, 2001.

Earnings Per Share

      Earnings per share are calculated on the weighted average number of shares issued and outstanding. The proforma earnings per share calculation reflects an estimate for taxes as if the Companies were C-Corporations since January 1, 1999. Diluted earnings per share are computed using the weighted average number of shares determined for the basic computations plus the number of shares of Common Stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share that were outstanding for the year.

      The shares used in the computation of the Company’s basic and diluted earnings per common share are reconciled as follows:

	Nine Months Ended
	March 31,			December 31,

	2002	2001	June 30,	2000	1999

	(Unaudited)	(Unaudited)
Weighted average common shares outstanding	12,259,000	9,000,000	9,430,556	9,000,000	9,000,000
Dilutive effect of options and warrants	2,888,000	—	953,547	—	—

Weighted average shares outstanding, assuming dilution	15,147,000	9,000,000	10,384,103	9,000,000	9,000,000

Reclassifications

      Certain reclassifications have been made to the December 31, 1999 financial statements to conform to the June 30, 2001 and December 31, 2000 financial statement presentation.

Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions principally related to potential collections of receivables that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

      The Company’s financial instruments consist of cash, receivables, payables, and loan from shareholder. The carrying amount of cash and payables approximates fair value due to the short-term nature of these items. The loan from shareholder also approximates fair value based on evaluations of market interest rates and the short-term nature of the payable.

      In the normal course of business the Company sells its receivables to financing companies. The receivables are recorded at the net realizable amount at the time the financing company approves the purchase.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

2.     Receivables

Contract Receivables

      During 2001, the Company began servicing some of its own receivables rather than selling all receivables to a third party financing company. Contract receivables consist of receivables from customers on contracts that the Company is servicing or has engaged a third party to service. Contract receivables consist of the following:

	June 30,	December 31,
	2001	2000

Contract receivables — current	$1,955,752	$—
Allowance for doubtful accounts	(685,000)	—

	$1,270,752	$—

Contract receivables — long-term	$3,911,503	$—
Allowance for doubtful accounts	(1,369,000)	—

	$2,542,503	$—

Trade Receivable

      Trade receivables consist of financing contracts that were approved by the financing company and the bank, but not funded at the end of the period. Trade accounts receivable consist of the following:

	June 30,	December 31,
	2001	2000

Trade accounts receivable	$207,270	$693,439
Allowance for doubtful accounts	—	(26,000)

	$207,270	$667,439

Retainage Receivables

      During 2000, the financing companies that fund the majority of the Company’s financing contracts began retaining portions of the funded amounts as reserves in the event of default. These reserves are to be released to the Company as merchants make monthly payments. The amounts to be released are determined periodically by the companies in accordance with the terms of the receivables purchase agreements. Retainage receivables consist of the following at:

	June 30,	December 31,
	2001	2000

Retainage receivables — current	$261,043	$435,116
Allowance for doubtful accounts	(74,604)	(12,000)

	$186,439	$423,116

Retainage receivables — long-term	$567,461	$190,971
Allowance for doubtful accounts	—	(72,000)

	$567,461	$118,971

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

3.     Property and Equipment

      Property and equipment are stated at cost and are summarized by major classifications as follows:

	June 30,	December 31,
	2001	2000

Machinery and equipment	$174,801	$145,287
Furniture and fixtures	64,309	63,635
Software	46,213	43,186
Leasehold improvements	19,507	19,507

	304,830	271,615

Less accumulated depreciation and amortization	(134,269)	(99,833)

	$170,561	$171,782

      Depreciation and amortization expense for the periods ended June 30, 2001, December 31, 2000 and 1999 was $34,438, $63,887 and $34,913, respectively.

4.     Loan from Shareholder

      During 2000, one of the Company’s shareholders made a $70,000 advance to the Company at 9% interest, payable on demand. The advance was repaid on January 17, 2001. During May 2001, two of the Company’s shareholders advanced $12,200 to the Company at 8% interest, payable on demand.

5.     Income Taxes

      The Company provides for deferred income taxes on temporary differences which represent tax effects of transactions reported for tax purposes in periods different than for book purposes.

      The provision for income taxes results in an effective tax rate which differs from federal income tax rates as follows:

		December 31,
	June 30,
	2001	2000	1999

Expected tax expense at federal statutory rate	$(1,423,000)	$(578,000)	$(392,000)
State income taxes, net of federal income tax benefit	(92,000)	(60,000)	(41,000)
Income attributable to period before conversion to C corporation	1,655,000	638,000	433,000

Income tax benefit	$140,000	$—	$—

      The deferred income taxes consist of the following:

	June 30,	December 31,
	2001	2000

Allowance for doubtful accounts
Current	$296,000	$—
Long-term	534,000	—

Total	$830,000	$—

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

6.     Supplemental Disclosure of Cash Flow Information

      Interest paid during the periods ended June 30, 2001, December 31, 2000 and 1999 was $1,674, $113 and $1,058, respectively.

7.     Commitments and Contingencies

Operating Leases

      The Company leases office space from an unrelated party under a non-cancellable sublease agreement. The lease is thirty-six months commencing on October 1, 1999 and terminating on September 30, 2001, and requires monthly lease payments ranging from $9,017 to $19,600 over the lease term.

      Future minimum lease payments for the office space subsequent to June 30, 2001 are as follows:

Year	Amount

2002	$83,093
2003	5,881
2004	3,339

Total	$92,313

      Rent expense for the periods ended June 30, 2001, December 31, 2000 and 1999 was $115,024, $173,740 and $55,077, respectively.

      The Company subleased a portion of its office space to an unrelated party during 2000 on a month-to-month basis. Sublease income for the year ended December 31, 2000 was $11,782. Sublease income for the six months ended June 30, 2001 was $0.

Claims

      The Company is aware of lawsuits related to its services. The amount, if any, to be paid by the Company in connection with this litigation is currently not estimable and the likelihood of an unfavorable outcome is not currently determinable. Management believes these claims are without merit and will not have a material adverse effect on the Company’s financial position.

8.     Employee Benefit Plan

      The Company offers an employee benefit plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have attained the age of 21 and have completed twelve months and 1,000 hours of service with the Company are eligible to participate. The Company matches a percentage of the employee’s contributions, which is determined each year at the discretion of management. In addition, the Company may contribute an annual amount at the discretion of management. Vesting in these contributions is over a period of one to four years. The expense related to the plan for the periods ended June 30, 2001, December 31, 2000 and 1999 was $0, $15,000 and $59,843, respectively.

9.     Derivatives

      The Company’s sales of receivables to financing companies include limited recourse provisions, which are deemed non-hedging derivatives pursuant to the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging. The purpose of the limited recourse provisions are normal in the course of business and sale of receivables, and are meant to facilitate the sale of receivables to financing companies. The fair value of the recourse liability has been determined using a best estimate method, and the fair value estimate was based on historical recourse rates experienced by the Company. The fair value of the recourse obligation

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

at June 30, 2001 is $27,248, which is properly netted against the Account receivable from financing companies as the legal right of offset exists, consistent with the provisions of FASB Interpretation No. 39, Offsetting Amounts Related to Certain Contracts. The change in the fair value of the recourse liability is recognized in net income during the respective period, and increases in the recourse liability are recorded as reductions of revenue.

10.     Advertising Costs

      The Company regularly incurs marketing and promotion costs and expenses them as incurred. Marketing and promotion costs were $129,453, $64,296 and $4,293 for the periods ended June 30, 2001, December 31, 2000 and 1999, respectively.

11.     Stock Compensation Plans

Employee Stock Compensation

      As a result of the reverse merger transaction the Company assumed an option agreement with each of its two employee Directors. The terms of the agreements provide the Directors the right to purchase up to an aggregate of 400,000 common shares at $0.25 per share. One-third of the options vested in May 2001, one-third will vest in May 2002, and the remaining one-third will vest in May 2003. The options expire in May 2011. As of June 30, 2001, no exercises of these stock options had occurred.

Director Stock Compensation

      As a result of the reverse merger transaction the Company assumed a 2001 Director Option Plan. The maximum aggregate number of shares of common stock that may be optioned and sold under the plan is 1,000,000. Each new outside Director shall be automatically granted an option to purchase 5,000 shares of common stock on January 1 of each year, if on such date the Director has served on the Board for at least six months. The options expire ten years after the date of grant, and the options are fully exercisable upon the six month anniversary of the receipt. The exercise price shall be 100% of the fair market value per share on the date of grant, and the options are exercisable only while the outside Director remains a Director of the Company. As of June 30, 2001, no stock options under the 2001 Director Stock Plan had been granted.

      In addition, the Company assumed an option agreement with a non-employee Director in May 2001. The terms of the agreement provide the outside Director the right to purchase up to an aggregate of 200,000 common shares at $0.25 per share. One-third of the options vested in May 2001, one-third will vest in May 2002, and the remaining one-third will vest in May 2003. The options expire in May 2011. As of June 30, 2001, no exercises of these stock options had occurred.

Other

      As a result of the reverse merger transaction the Company assumed a stock option agreement with a consulting firm. The stock option agreement granted warrants to purchase 600,000 shares of common stock exercisable at $0.25 per share. One-half of the warrants vested immediately, and the remaining one-half vest after December 31, 2001. All of these warrants expire during May 2006. At June 30, 2001, no options had been exercised under this agreement.

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

      A schedule of the options and warrants at June 30, 2001 is as follows:

Number of
Price per
	Options	Warrants	Share

Outstanding at:
January 1, 1999	—	—	$—
Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—

Outstanding at:
December 31, 1999	—	—	—
Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—

Outstanding at:
December 31, 2000	—	—	—
Assumed in reverse merger transaction	600,000	600,000	0.25
Exercised	—	—	—
Expired	—	—	—

Outstanding at:
June 30, 2001	600,000	600,000	$0.25

12.     Stock-Based Compensation

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) which established financial accounting and reporting standards for stock-based compensation. The new standard defines a fair value method of accounting for an employee stock option or similar equity instrument. This statement gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effects if the fair value method had been adopted. The Company has opted for the latter approach. All options outstanding were assumed as a result of the merger transaction. The Company did not issue options during the period after the merger transaction. Accordingly, no compensation expense has been recognized for the stock option plans.

      The following table summarizes information about fixed stock options outstanding at June 30, 2001:

Options and Warrants
Outstanding
Options and Warrants
		Weighted		Exercisable
Average
	Number	Remaining	Weighted	Number	Weighted
	Outstanding	Contractual	Average	Exercisable	Average
	at	Life	Exercise	at	Exercise
Range of Exercise Prices	6/30/01	(Years)	Price	6/30/01	Price

$0.25	1,200,000	7.42	$0.25	500,000	$0.25

13.     Recent Accounting Pronouncements

      SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000. SFAS No. 140 is a replacement of SFAS No 125, Accounting for

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Most of the Provisions of SFAS No. 125 were carried forward to SFAS No. 140 without reconsideration by the Financial Accounting Standard Board (FASB), and some were changed only in minor ways. In issuing SFAS No. 140, the FASB included issues and decisions that had been addressed and determined since the original publication of SFAS No. 125. SFAS No. 140 is effective for transfers after March 31, 2001. Management does not expect the adoption of SFAS No. 140 to have a significant impact on the financial position or results of operations of the Company.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, collectively, the Statements. These Statements change the accounting for business combinations, goodwill and intangible assets. Statement 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. Statement 141 also changes the criteria to recognize intangible assets apart from goodwill. Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the amortization provisions of Statement 142 are effective upon adoption of Statement 142. Pre-existing goodwill and intangibles will be amortized during the transition period until adoption. Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001. The Company plans to adopt Statement 142 effective July 1, 2002. Goodwill will be tested for impairment at least annually using a two-step process that will start with an estimation of the fair value. The first step will screen for potential impairment, and the second step will measure the amount of impairment, if any. Management does not expect the adoption of SFAS Nos. 141 and 142 to have a significant impact on the financial position or results of operations of the Company.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Management does not expect the adoption of SFAS No. 143 to have a significant impact on the financial position or results of operations of the Company.

14.     Statement of Income (Unaudited)

      The combined statement of income for the six months ended June 30, 2000 is as follows:

Revenues	$12,881,619
Gross profit	$4,901,955
Income from operations	$1,144,412
Net income	$1,151,657
Earnings per share, basic and diluted	$0.13
Weighted average shares, basic and diluted	9,000,000
Proforma provision for income taxes	$433,000
Proforma earnings	$718,657
Proforma earnings per share, basic and diluted	$0.08

CATEGORY 5 TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS — (Continued)

15.     Subsequent Events

      In July 2001, the Company adopted a Long Term Incentive Plan. The Plan authorizes the following types of stock compensation awards: stock options (non-qualified and incentive), stock appreciation rights, performance shares of common stock, restricted stock awards, and dividend equivalents. The aggregate number of shares of common stock reserved and available for stock compensation awards under the Plan is 3,000,000. The Plan is administered by a Committee appointed by the Board of Directors, and the Committee has the exclusive power, authority and discretion to (i) designate participants; (ii) determine the type and number of stock compensation awards; (iii) determine the terms and conditions of the stock compensation award(s), including exercise price, grant price, any restrictions, accelerations or waivers; and (iv) how the exercise price of the award will be settled upon exercise, such as cash, stock, other awards or property. All stock compensation awards under the Plan will be evidenced by a written agreement between the Company and the participant. During August 2001, the Company issued non-qualified option agreements for 100,000 shares of common stock.

      Effective July 23, 2001 the Company changed its name from Network Investor Communications, Inc. to Category 5 Technologies, Inc. and increased the authorized shares of the Company to 150,000,000, consisting of 125,000,000 shares of Common stock and 25,000,000 shares of Preferred Stock, with the relative rights, preferences, qualifications, limitations and restrictions thereon designated by the Company’s Board of Directors.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

      The following Unaudited Pro Forma Combined Condensed Financial Statements and related notes contain forwardlooking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed herein. We undertake no obligation to publicly release the result of any revisions to these forwardlooking statements that may be made to reflect any future events or circumstances.

      In the opinion of our management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Combined Condensed Financial Statements are based upon, and should be read in conjunction with, the historical financial statements of MindArrow Systems, Inc. (MindArrow) and Category 5 Technologies, Inc. (Category 5), and the respective notes to such financial statements presented elsewhere in this Prospectus. The pro forma information is based upon tentative allocations of purchase price for the acquisitions and may not be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company’s future results. Purchase accounting is based upon preliminary asset valuations, which are subject to change.

      The Unaudited Pro Forma combined condensed financial statements give effect to a proposed agreement and plan of merger wherein MindArrow acquires Category 5 by MindArrow acquiring all of the issued and outstanding shares of Category 5 in exchange for 38,290,085 newly issued shares of MindArrow common stock, and a contingent warrant to purchase up to 9,504,069 shares of MindArrow common stock that is contingent upon Category 5 achieving certain financial targets during the year ended June 30, 2003. The business combination is treated as a reverse acquisition with Category 5 as the accounting acquirer due to Category 5 owning a controlling interest in the combined entities after the transaction.

      The Unaudited Pro Forma Combined Condensed Balance Sheet is presented as if the merger had been completed on June 30, 2002 and both companies had the same fiscal year end. The Unaudited Pro Forma Combined Condensed Statement of Operations for the most recently completed fiscal year is presented as if the merger was completed as of October 1, 2000 and both companies had the same fiscal year-end. The Unaudited Pro Forma Combined Statement of Operations for the nine months ended June 30, 2002 is presented as if the merger was completed as of October 1, 2001 and both companies had the same fiscal year-end. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

MindArrow Systems, Inc. and Category 5 Technologies, Inc.

Unaudited Pro Forma Combined Balance Sheet

	MindArrow	Category 5	CaptureQuest
	June 30,	March 31,	March 31,	Pro Forma		Pro Forma
	2002	2002	2002	Adjustments		Combined

Current Assets:
Cash	$1,206,988	$393,794	$38,848	$—		$1,639,630
Receivable, net	892,725	3,656,079	188,576	—		4,737,380
Prepaid expenses and other current assets	205,975	373,260	—	—		579,235
Investments available for sale	—	—	18,000	—		18,000
Certificate of Deposit	—	—	1,000,000	—		1,000,000
Deferred tax asset	—	712,000	—	—		712,000

Total current assets	2,305,688	5,135,133	1,245,424	—		8,686,245
Fixed Assets, net	1,053,635	790,654	375,145	—		2,219,434
Receivables and Deposits, long term	174,158	6,768,783	—	—		6,942,941
Intangible Assets, net	5,399,628	1,571,000	—	14,382,622	(2)	28,307,550
				4,764,500	(1)
				2,189,800	(1)
Other assets, net	—	—	11,282	—		11,282
Deferred tax asset	—	1,191,000	—	—		1,191,000

Total assets	$8,933,109	$15,456,570	$1,631,851	$21,336,922		$47,358,452

Current Liabilities:
Line of credit	$—	$694,715	$—	$—		$694,715
Notes payable and capital lease obligations	724,693	766,668	—	—		1,491,361
Accounts payable and accrued liabilities	2,875,510	1,174,195	750	175,000	(5)	4,225,455
Income taxes payable	—	2,687,000	—	1,100,000	(4)	3,787,000
Loan from shareholders	—	—	159,923	—		159,923
Capital lease — current portion	—	—	94,365	—		94,365
Deferred revenue	767,704	75,846	105,100	—		948,650
Deposit for unissued stock	—	—	15,000	—		15,000
Fair value allowance	—	523,776	—	—		523,776

Total current liabilities	4,367,907	5,922,200	375,138	1,275,000		11,940,245

Note payable, long term portion	500,000	—	—	—		500,000
Capital lease obligation	—	—	136,013	—		136,013

Total liabilities	4,867,907	5,922,200	511,151	1,275,000		12,576,258

Stockholders’ Equity:
Common stock	28,422	14,453	4,622	19,088	(2)	66,585
Additional paid-in capital	77,550,358	2,532,683	2,753,607	(55,108,273	)(6)	27,728,375
Retained earnings (deficit)	(73,513,578)	6,987,234	(1,637,529)	75,151,107	(3)	6,987,234

Total stockholders’ equity	4,065,202	9,534,370	1,120,700	20,061,922		34,782,194

Total liabilities and stockholders’ equity	$8,933,109	$15,456,570	$1,631,851	$21,336,922		$47,358,452

MindArrow Systems, Inc. and Category 5 Technologies, Inc.

Unaudited Pro Forma Combined Statement of Operations

	Nine Months Ended

	MindArrow	Category 5	CaptureQuest
	June 30,	March 31,	March 31,	Pro Forma		Pro Forma
	2002	2002	2002	Adjustments		Combined

Revenues	$3,082,482	$19,344,139	$835,200	$—		$23,261,821
Cost of revenues	1,358,977	11,072,387	195,427	—		12,626,791

Gross profit	1,723,505	8,271,752	639,774	—		10,635,031
Operating expenses	9,924,400	5,454,898	1,776,767	—		17,156,065
Amortization expense	—	—	—	821,000	(7)	821,000

Operating income (loss)	(8,200,895)	2,816,854	(1,136,994)	(821,000)		(7,342,035)
Interest expense and other	(222,023)	(108,690)	(48,977)	—		(379,690)
Recovery on transfer agent fraud	4,354,716	—	—	—		4,354,716

Net income (loss) before income taxes	(4,068,202)	2,708,164	(1,185,970)	(821,000)		(3,367,008)
Provision (benefit) for income taxes	—	924,000	—	(924,000	)(8)	—

Net income (loss)	(4,068,202)	1,784,164	(1,185,970)	103,000		(3,367,008)
Dividend on preferred stock	(584,145)	—	—	—		(584,145)

Net income (loss) available to common stockholders	(4,652,347)	1,784,164	(1,185,970)	103,000		(3,951,153)

Basic (loss) earnings per share	$(0.27)	$0.15	$(0.50)			$(0.71)

Diluted (loss) earnings per share	$(0.27)	$0.12	$(0.50)			$(0.71)

Shares used in computation of basic (loss) earnings per share	17,410,184	12,259,000	2,378,000			5,570,027

Shares used in computation of diluted (loss) earnings per share	17,410,184	15,147,000	2,378,000			5,570,027

MindArrow Systems, Inc. and Category 5 Technologies, Inc.

Unaudited Pro Forma Combined Statement of Operations

	Year Ended

	MindArrow	Category 5	CaptureQuest
	September 30,	June 30,	June 30,	Pro Forma	Pro Forma
	2001	2001	2001	Adjustments	Combined

Revenues	$3,534,777	$17,784,792	$367,648	$—	$21,687,217
Cost of revenues	1,977,973	7,777,857	55,786	—	9,811,616

Gross profit	1,556,804	10,006,935	311,862	—	11,875,601
Operating expenses	18,233,399	5,275,221	897,267	—	24,405,887
Amortization expense	—	—	—	1,095,000 (7)	1,095,000

Operating income (loss)	(16,676,595)	4,731,714	(585,405)	(1,095,000)	(13,625,286)
Interest income (expense) and other	(317,079)	2,596	(16,962)	—	(331,445)
Loss on transfer agent fraud	(19,658,753)	—	—	—	(19,658,753)

Net income (loss) before income taxes	(36,652,427)	4,734,310	(602,367)	(1,095,000)	(33,615,484)
Provision (benefit) for income taxes	—	(140,000)	—	140,000 (8)	—

Net income (loss)	$(36,652,427)	$4,874,310	$(602,367)	$(1,235,000)	$(33,615,484)

Basic (loss) earnings per share	$(3.36)	$0.53	$(0.21)		$(6.83)

Diluted (loss) earnings per share	$(3.36)	$0.48	$(0.21)		$(6.83)

Shares used in computation of basic (loss) earnings per share	10,923,506	9,212,000	2,804,000		4,921,359

Shares used in computation of diluted (loss) earnings per share	10,923,506	10,166,000	2,804,000		4,921,359

Notes to the Unaudited Pro Forma Combined Condensed Financial Statements

      MindArrow and Category 5 entered into an Agreement and Plan of Merger wherein MindArrow acquires Category 5 by MindArrow acquiring all of the issued and outstanding shares of Category 5 in exchange for 38,290,085 newly issued shares of MindArrow common stock, and a contingent warrant to purchase up to 9,504,069 shares of MindArrow common stock that is contingent upon Category 5 achieving certain financial targets during the year ended June 30, 2003. The business combination is treated as a reverse acquisition with Category 5 as the accounting acquirer as Category 5 will own a controlling interest in the combined entities after the transaction.

      This pro forma presentation gives effect to a proposed 1:10 reverse stock split as if the transaction occurred on July 1, 2000 for the purposes of the unaudited pro forma combined condensed statement of operations, and June 30, 2002 for the unaudited pro forma combined condensed balance sheet.

      Category 5 entered into a Stock Purchase and Exchange Agreement with CaptureQuest effective April 10, 2002, wherein Category 5 issued 3,105,769 shares of common stock to the stockholders of CaptureQuest in exchange for all of the issued and outstanding shares of CaptureQuest common stock. The total purchase price and the allocation of such purchase price is preliminary based on management’s estimates.

      The unaudited pro forma combined condensed balance sheet as of March 31, 2002 has been prepared assuming that Category 5 issued the entire 3,105,769 shares of common stock to the stockholders of CaptureQuest. 2,105,769 shares of Category 5 common stock were delivered upon execution of the agreement, and an additional 1,000,000 newly issued restricted shares of Category 5 common stock are held in escrow. The additional 1,000,000 shares of Category 5 common stock are to be released from escrow and delivered to the former shareholders of CaptureQuest upon CaptureQuest’s achievement of certain operating results for the twelve months following the acquisition. If the 1,000,000 shares of Category 5 common stock are not released from escrow, then goodwill would be decreased by $2,600,000, common stock would be decreased by $1,000 and additional paid-in capital would be reduced by $2,599,000.

      The unaudited pro forma combined condensed balance sheet is presented as if the merger had been completed on June 30, 2002 and both companies had the same fiscal year end. The unaudited pro forma combined condensed statement of operations for the most recently completed fiscal year is presented as if the merger was completed as of October 1, 2000 and both companies had the same fiscal year-end. The unaudited pro forma combined statement of operations for the nine months ended June 30, 2002 is presented as if the merger was completed as of October 1, 2001 and both companies had the same fiscal year-end.

(1) Adjustments to record the acquisition wherein Category 5 issues up to 3,105,769 shares of common stock for all of the issued and outstanding shares of CaptureQuest. The excess of the consideration over CaptureQuest’s equity results in tentatively identifiable intangible assets related to non-compete agreements of $2,189,800 and goodwill of $4,764,500. The stock price used is the average closing price over the five trading day period around the effective date of the agreement.

Value of shares issued	$8,075,000
CaptureQuest equity acquired	(1,120,700)

Total intangible assets	$6,954,300

Identifiable intangible assets	$2,189,800
Goodwill	4,764,500

Total intangible assets	$6,954,300

(2) Adjustments to record the reverse acquisition wherein MindArrow issues 38,290,085 shares of common stock for all of the issued and outstanding shares of Category 5. The excess of the consideration over MindArrow equity results in tentative goodwill of $14,382,622. The stock price used is the closing price on the effective date of the agreement.

Value of shares issued	$16,200,470
Fair value of MindArrow options and warrants assumed	2,072,354
Transaction costs	175,000
MindArrow equity acquired	(4,065,202)

Goodwill	$14,382,622

Upon completion of the proposed transaction, an independent valuation will be performed to determine purchase price allocation based upon the fair value of the assets and liabilities acquired, at which time the allocation between goodwill and intangibles may be revised.

(3) Adjustment to eliminate the equity of MindArrow and CaptureQuest.

(4) Adjustment to record the Amendment to Stock Purchase Agreement that clarifies the responsibility for certain tax liabilities and adjust the purchase price with respect to the original acquisition of ePenzio by Category 5. The liability recorded from these items is estimated to be approximately $1,100,000. Additionally, the former shareholders agreed to return to the Company, as a purchase price adjustment, an aggregate of 1 million shares. Category 5 accounted for the transaction as a retirement of common stock and an increase in income taxes payable.

(5) Adjustment to record the brokerage fee incurred by Category 5 from the Agreement and Plan of Merger.

(6) Adjustment to record the Additional paid-in capital effect of adjustments 1 through 5 above.

(7) Adjustment to record amortization of the CaptureQuest identifiable intangible assets based on a two-year life, the term of the associated non-compete agreements, of $821,000 and $1,095,000 for the nine months and year ended March 31, 2002 and June 30, 2001, respectively.

(8) Adjustment to record income taxes as if the entities had been combined for the respective periods.

Earnings (Loss) Per Share

      Basic earnings (loss) per share is computed by dividing income (loss) from continuing operations available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computations plus common stock equivalents.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

Dated as of
July 12, 2002
among
CATEGORY 5 TECHNOLOGIES, INC.
MINDARROW SYSTEMS, INC.
and
MINDARROW ACQUISITION CORP.

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (the “AGREEMENT”), dated as of July 12, 2002, is among Category 5 Technologies, Inc., a Nevada corporation (the “COMPANY”), MindArrow Systems, Inc., a Delaware corporation (“PARENT”), and MindArrow Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“MERGER SUB”). Certain capitalized and non-capitalized terms used herein are defined in Section 9.11.

RECITALS

      WHEREAS, the boards of directors of the Company, Parent and Merger Sub each have, in light of and subject to the terms and conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1), and the boards of directors of the Company, Parent and Merger Sub have declared the Merger advisable and fair to, and in the best interests of, their respective stockholders;

      WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of stock of the Company shall be converted into shares of common stock, par value $.001 per share, of Parent (collectively, “PARENT COMMON STOCK”), and warrants to acquire shares of Parent Common Stock which will, by their terms, vest only upon the achievement by the “ePenzio” division of the Company of a certain financial target as set forth herein;

      WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “CODE”), and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368(a) of the Code;

      WHEREAS, certain stockholders of the Company and Parent will enter into a voting agreement in the form attached hereto as EXHIBITS A1 and A2, respectively, (each, a “VOTING AGREEMENT”) pursuant to which, among other things, such stockholders will agree to vote the shares owned by them in favor of the Merger, subject to the terms of the applicable Voting Agreement; and

      WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger as set forth in this Agreement.

      NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

      SECTION 1.1     The Merger. At the Effective Time (as defined in Section 1.2) and upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the General Corporation Law of the State of Nevada (the “NGCL”), the Company shall be merged with and into Merger Sub (the “MERGER”). Following the Merger, Merger Sub shall continue as the surviving corporation (the “SURVIVING CORPORATION”) and the separate corporate existence of the Company shall cease.

      SECTION 1.2     Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing (i) a Certificate of Merger (the “CERTIFICATE OF MERGER”) with the Secretary of State of the State of Delaware (the “DELAWARE SECRETARY”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and (ii) Articles of Merger (the “ARTICLES OF MERGER”) with the Secretary of State of the State of Nevada (the “NEVADA SECRETARY”) in such form as required by, and executed in accordance with, the relevant provisions of the NGCL, as soon as practicable on or after the Closing Date (as defined in

Section 1.3). The Merger shall become effective upon the later of the filing of such Certificate of Merger with the Delaware Secretary and the filing of the Articles of Merger with the Nevada Secretary, or at such later time as agreed in writing by Parent and the Company and specified in the Certificate of Merger and the Articles of Merger (the “EFFECTIVE TIME”).

      SECTION 1.3     Closing of the Merger. The closing of the Merger (the “CLOSING”) will take place as soon as practicable at a time and on a date to be specified by the parties (the “CLOSING DATE”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Morrison & Foerster LLP, 555 West 5th Street, Suite 3500, Los Angeles, California 90013, or at such other time, date or place as agreed to in writing by the parties hereto.

      SECTION 1.4     Effects of the Merger. The Merger shall have the effects set forth in the DGCL and NGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      SECTION 1.5     Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law (as defined in Section 3.9), (ii) the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, and (iii) the certificate of incorporation of the Merger Sub shall be amended so that Article First shall read in its entirety as “The name of the Corporation is Category 5 Technologies, Inc. (hereinafter called the “Corporation”)”.

      SECTION 1.6     Directors. Paul Anderson and Robert I. Webber shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time in accordance with the charter and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

      SECTION 1.7     Officers. Paul Anderson and Robert I. Webber shall be the initial executive officers of the Surviving Corporation, each of whom, from the Effective Time and in accordance with the charter and bylaws of the Surviving Corporation until his successor is duly elected or appointed and qualified or until his earlier death, resignation or removal, shall hold the office or offices designated by the initial directors of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES

      SECTION 2.1     Conversion of Shares.

      (a) At the Effective Time, each issued and outstanding share of the common stock, par value $.001 per share, of Merger Sub shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

      (b) At the Effective Time, each share of common stock, par value $.001 per share, of the Company (“COMPANY COMMON STOCK”), issued and outstanding immediately prior to the Effective Time (individually, a “SHARE” and collectively, the “SHARES”) (other than Shares to be cancelled in accordance with Section 2.1(c) hereof or Shares held by stockholders duly exercising appraisal rights under NGCL Section 92A.380 (the “DISSENTING SHARES”) to the extent such rights shall be available in connection with the Merger) shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder thereof, be converted into the right to receive (i) 2.3 shares of Parent Common Stock (referred to herein as the “STOCK EXCHANGE RATIO”) and (ii) a warrant certificate

(the “CONTINGENT WARRANT”) to acquire, pursuant to the terms of the Master Contingent Warrant Agreement (as defined below), up to .5 shares of Parent Common Stock (with any fraction of a share to be rounded down) (THE “CONTINGENT WARRANT SHARES”), vesting only upon the achievement by the “ePenzio” division of the Company of an EBIDTA of at least $8,700,000 for the one year period ending June 30, 2003 (with “EBIDTA” for this purpose being defined as net income calculated in accordance with GAAP, plus interest, depreciation, taxes and amortization), exercisable at an exercise price of $0.01 per share and expiring twelve months after vesting (the “CONTINGENT WARRANT EXPIRATION DATE”) (all such shares of Parent Common Stock plus the Contingent Warrant, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.8, being referred to herein as the “MERGER CONSIDERATION”) payable, without interest, to the holder of such Company Common Stock upon surrender, in the manner provided in this Article II, of the certificate that formerly evidenced such Company Common Stock. At the Effective Time, all such Shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of such certificate in accordance with this Article II (each a “CERTIFICATE”), or the right, if any, to receive payment from the Surviving Corporation for the “fair value” of such shares as determined in accordance with Section 92A-460 of NGCL, payable, without interest, to the holder of such Shares upon surrender, in the manner provided in this Article II, of the certificate that formerly evidenced such Shares. The “MASTER CONTINGENT WARRANT AGREEMENT” means the master contingent warrant agreement pursuant to which the Contingent Warrants will be issued, in such form as shall be agreed to by the Company and Parent prior to the initial filing of the documents referred to in Section 6.1, and incorporating the terms set forth in clause (ii) above and such additional terms as are customary and appropriate (including anti-dilution adjustments for stock splits, combinations or similar transactions, but not for issuances of stock below fair market value).

      (c) At the Effective Time each Share of Company Common Stock held by the Company, Parent, or any of their subsidiaries shall be cancelled and extinguished without any consideration therefor.

      (d) The Stock Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock) reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

      SECTION 2.2     Stock Options and Warrants.

      (a) As soon as practicable following the date of this Agreement, Parent and the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company’s stock option plans or arrangements (collectively, the “COMPANY OPTION PLANS”)) shall take such action, and the Company shall obtain all such agreements and consents, if any, as may be required to effect the provisions of this Section 2.2. As of the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “COMPANY STOCK OPTION”) shall by virtue of the Merger be assumed by Parent (in each case, an “ASSUMED STOCK OPTION”) as follows:

(i) In the case of any Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, (A) the number of shares of Parent Common Stock subject to the Assumed Stock Option shall be the product (truncated to the nearest whole share) of the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Stock Exchange Ratio, and (B) the exercise price per share of Parent Common Stock under the Assumed Stock Option shall be the quotient (rounded up to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Stock Option immediately prior to the Effective Time divided by the Stock Exchange Ratio.

(ii) In the case of any other Company Stock Option, (A) the number of shares of Parent Common Stock subject to the Assumed Stock Option shall be the product (rounded up to the nearest whole share) of the number of shares of Company Common Stock subject to the Company Stock Option multiplied by the Stock Exchange Ratio, and (B) the exercise price per share of Parent Common Stock under the Assumed Stock Option shall be the quotient (truncated to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Stock Option immediately prior to the Effective Time divided by the Stock Exchange Ratio.

(iii) Each Assumed Stock Option shall be subject to the same expiration date and vesting provisions as were applicable to the relevant Company Stock Option immediately prior to the Effective Time.

(iv) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an Assumed Stock Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Assumed Stock Option shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.2 after giving effect to the Merger). Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of such Assumed Stock Option pursuant to the terms set forth in this Section 2.2.

(v) As provided in Section 6.15, all shares of Parent Common Stock underlying each Assumed Stock Option shall be registered with the Securities and Exchange Commission (the “SEC”) on Form S-8, and with all states where such registration is required by applicable state “blue sky” laws.

(vi) Prior to the Effective Time, the boards of directors of Parent and the Company, or an appropriate committee of non-employee directors thereof, shall each comply as applicable with the provisions of the SEC’s No Action Letter dated January 12, 1999 addressed to Skadden, Arps, Slate, Meagher and Flom LLP relating to Rule 16b of the Securities Exchange Act of 1934 so that the assumption of Company Stock Options pursuant to the Merger shall be an exempt transaction for purposes of Section 16 of the Securities Exchange Act of 1934 by any officer or director of the Company who may become a covered person for purposes of Section 16.

      (b) As of the Effective Time, each warrant to purchase shares of Company Common Stock outstanding as of the date hereof (a “COMPANY WARRANT”) shall by virtue of the Merger be assumed by Parent and the Company Warrant shall evidence the holder’s right to purchase shares of Parent Common Stock and Contingent Warrants (in each case, an “ASSUMED WARRANT”), as set forth below. For each Assumed Warrant, (i) the number of shares of Parent Common Stock subject to the Assumed Warrant shall be the product (rounded up to the nearest whole share) of the number of shares of Company Common Stock subject to the Company Warrant multiplied by the Stock Exchange Ratio, and (ii) the exercise price per share under the Assumed Warrant shall be the quotient (rounded to the nearest $.01) of the exercise price per share of Company Common Stock under the Company Warrant immediately prior to the Effective Time divided by the Stock Exchange Ratio, and (iii) Contingent Warrants shall be issued upon exercise in such amount that the holder of the Assumed Warrant would have been entitled to receive had such holder exercised the Assumed Warrant immediately prior to the Effective Time; provided, however, that no Contingent Warrants shall be issued upon exercise of any Assumed Warrant after the Contingent Warrant Expiration Date. Each Assumed Warrant shall be subject to the same expiration date and other terms as were applicable to the relevant Company Warrant immediately prior to the Effective Time.

      SECTION 2.3     Conversion of Convertible Notes. All Convertible Notes (as defined in Section 3.2(b)), and any portions of Convertible Notes partially converted, which are outstanding at the Effective Time shall thereafter be convertible only into that number of shares of Parent Common Stock that the holders of such Convertible Notes would have received had such holders converted their Convertible Notes into Company Common Stock immediately prior to the Effective Time. Prior to the Closing, the Company shall have obtained the consent of the holders of all Convertible Notes to give effect to this Section 2.3. It shall be assumed, solely for purposes of calculating the Stock Exchange Ratio under Section 2.1(b), that all Convertible Notes shall have been converted in their entirety into Company Common Stock immediately prior to the Effective Time.

      SECTION 2.4     Exchange Fund. Prior to the Effective Time, Parent shall appoint its current stock transfer agent, or a commercial bank or trust company reasonably acceptable to the Company, to act as exchange agent hereunder for the purpose of exchanging Shares for the Merger Consideration (the “EXCHANGE AGENT”). On or prior to the Closing Date, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of Shares (other than Parent, the Company and any of their respective subsidiaries and the holders of Dissenting Shares), (i) certificates representing the Parent Common Stock issuable pursuant to Section 2.1 and (ii) certificates representing the Contingent Warrants. Parent agrees to make available to the Exchange Agent from time to time as needed, sufficient cash amounts payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.8 and any dividends and other distributions payable pursuant to Section 2.6. Any cash and certificates of Parent Common Stock, together with any dividends or distributions with respect thereto, and any certificates representing the Contingent Warrants deposited with the Exchange Agent shall hereinafter be referred to as the “EXCHANGE FUND.”

      SECTION 2.5     Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “CERTIFICATES”) whose shares were converted pursuant to Section 2.1(b) into Parent Common Stock (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent and the Company may reasonably specify; and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates representing that number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1, (B) certificates representing the Contingent Warrants, and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.6 and cash in lieu of fractional shares pursuant to Section 2.8, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on any cash payable pursuant to Section 2.6 or Section 2.8. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, certificates evidencing, in the aggregate, the proper number of shares of Parent Common Stock issuable pursuant to Section 2.1, certificates representing the Contingent Warrants, a check in the proper amount of cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.8 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6, may be issued with respect to such Shares to such a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

      SECTION 2.6     Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.8, until such holder shall surrender such Certificate in accordance with Section 2.5. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.8 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such shares of Parent Common Stock.

      SECTION 2.7     No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued, all Contingent Warrant Shares when issued, and all cash paid upon conversion of any Shares in accordance with the terms of Article I and this Article II (including any cash paid pursuant to

Sections 2.6 and 2.8 but excluding cash paid by the Surviving Corporation for Dissenting Shares pursuant to Section 2.1(b)) shall be deemed to have been issued and paid in full satisfaction of all rights under the NGCL pertaining to such Shares.

      SECTION 2.8     No Fractional Shares of Parent Common Stock.

      (a) No certificates or scrip of shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

      (b) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the closing price on the NASDAQ Small Cap Market System for a share of Parent Common Stock on the date of the Effective Time. As promptly as practicable after the determination of the aggregate amount of cash to be paid to holders of fractional interests, the Exchange Agent shall notify Parent and Parent shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

      SECTION 2.9     Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for twelve months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the Merger Consideration with respect to the Shares formerly represented thereby to which such holders are entitled pursuant to Section 2.1 and Section 2.5, any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.8 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.6.

      SECTION 2.10     No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent, or any directors, officers, employees or agents of each of the foregoing shall be liable to any person in respect of any Parent Common Stock, any Contingent Warrants or Contingent Warrant Shares, any dividends or distributions with respect to shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

      SECTION 2.11     Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments promptly shall be paid to Parent.

      SECTION 2.12     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

      SECTION 2.13     Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any applicable Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the

Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

      SECTION 2.14     Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Surviving Corporation, Exchange Agent (in its capacity as Exchange Agent) or Parent for any reason shall be converted into the Merger Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.8 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6, and the Certificates so presented shall be cancelled.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the disclosure schedule to be delivered by the Company to Parent prior to the initial filing of the documents referred to in Section 6.1 of this Agreement (the “COMPANY DISCLOSURE SCHEDULE”) or as set forth in the Company SEC Reports (as defined in Section 3.4) filed on or prior to the date hereof or as permitted under Section 5.1 hereof, the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

      SECTION 3.1     Organization and Qualification; Subsidiaries.

      (a) Each of the Company and its subsidiaries is, or will be as of the Effective Time, a corporation or legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

      (b) Section 3.1 of the Company Disclosure Schedule sets forth a list of all subsidiaries of the Company. Except as listed therein, neither the Company nor any such subsidiary owns, directly or indirectly, beneficially or of record, any shares of capital stock or other securities of any other entity or any other investment in any other entity.

      (c) The Company is, and each of its subsidiaries is or will be as of the Effective Time, duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (d) The Company has heretofore delivered to Parent accurate and complete copies of the Company’s articles of incorporation and bylaws, as currently in effect. The Company has heretofore delivered to Parent accurate and complete copies of the charter or articles of incorporation and bylaws (or other similar organizational and governing instruments), as currently in effect, of each of its subsidiaries.

      SECTION 3.2     Capitalization of the Company and its Subsidiaries.

      (a) The authorized capital stock of the Company consists of: (i) 125,000,000 shares of Company Common Stock, par value $.001 per share, of which 16,592,863 shares are issued and outstanding as of the date hereof and (ii) 25,000,000 shares of preferred stock, par value $.001 per share, of which no shares are issued and outstanding as of the date hereof. All of the outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are free of preemptive rights. As of the date hereof, (A) 6,000,000 Shares are reserved for issuance under the Company’s Long-Term Incentive Plan, of which 914,500 Shares are issuable upon the exercise of options granted thereunder, (B) 1,000,000 Shares are reserved for issuance under the Company’s Director Option Plan, of which 50,000 Shares are issuable upon the exercise of options granted thereunder, (C) options to purchase 1,600,000 Shares upon the exercise of non-plan options granted to directors and executive officers of the Company are outstanding, and (D) 1,950,275 Shares are available for purchase pursuant to the Company Warrants. Except as set forth in the immediately preceding sentence, there are no Company Stock Options outstanding under any Company Option Plan and no Shares subject to any Company Warrant.

      (b) As of the date hereof, the Company has issued convertible promissory notes in the aggregate principal amount of $820,000, which, at each holder’s option, are convertible, on a dollar-for-dollar basis, into Company Common Stock at $2.00 per share (the “CONVERTIBLE NOTES”).

      (c) Except as set forth in this Section 3.2, as of the date hereof, there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) options or other rights to acquire from the Company or any of its subsidiaries, or obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of the Company; or (iv) equity equivalents, interests in the ownership or earnings of the Company, or other similar rights (including stock appreciation rights) (collectively, “COMPANY SECURITIES”). Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party or to which it is bound relating to the voting of any shares of capital stock of the Company (other than the applicable Voting Agreement).

      (d) All of the outstanding capital stock of the Company’s subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien (as defined below) or any other limitation or restriction (including, without limitation, any restriction on the right to vote or sell the same) except as may be provided as a matter of Law. Except as set forth in this Section 3.2, there are no debt or equity securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement, or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem, or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. None of the Company’s subsidiaries owns any capital stock of the Company. For purposes of this Agreement, “LIEN” means, in respect of any asset (including any security) any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset.

      SECTION 3.3     Authority Relative to this Agreement.

      (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby and thereby (other than, in respect of the Merger and this Agreement, the Company Requisite Vote (as defined in Section 3.3(b))). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal, and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

      (b) As of the date hereof, the Board of Directors of the Company (the “COMPANY BOARD”), by the requisite vote of those present (who constituted 100% of the directors then in office), with no dissenting votes, has (i) duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, taken all corporate actions required to be taken by the Company Board for the consummation of the transactions contemplated hereby, including the Merger, and

(ii) resolved (A) that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are advisable and fair to, and in the best interests of, the Company and its stockholders; and (B) to recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger. The Company Board has directed that this Agreement and the Merger be submitted to the stockholders of the Company for their approval and adoption. The affirmative approval of the holders of Shares representing a majority of the votes that may be cast by the holders of all outstanding Shares (voting as a single class) as of the record date for the Company (the “COMPANY REQUISITE VOTE”) is the only vote of the holders of any class or series of capital stock of the Company necessary to approve and adopt this Agreement and approve the Merger.

      SECTION 3.4     SEC Reports; Financial Statements. Since June 30, 2001, the Company has filed all forms, reports and documents with the SEC required to be filed by it under the Securities Act of 1933, as amended (the “SECURITIES ACT”), and the Securities Exchange Act of 1934, as amended (the “EXCHANGE ACT”), (collectively, the “COMPANY SEC REPORTS”), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such Company SEC Reports were filed. None of the Company SEC Reports contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent amended prior to the date hereof by a subsequently filed Company SEC Report. The consolidated financial statements of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly presented, in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries, in each case as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to the absence of certain footnote disclosure and to normal year-end adjustments). For purposes of this Agreement, “COMPANY BALANCE SHEET” means the consolidated balance sheet of the Company as of March 31, 2002, as set forth in the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2002, and “COMPANY BALANCE SHEET DATE” means March 31, 2002. Since the Company Balance Sheet Date, there has not been any change, or any application or request for any change, by the Company or any of its subsidiaries in accounting principles, methods or policies for financial accounting purposes, other than as a result of any changes under GAAP or other relevant accounting principles.

      SECTION 3.5     No Undisclosed Liabilities. There are no material liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are required to be reflected in its financial statements (or in the notes thereto) in accordance with GAAP, other than: (a) liabilities disclosed, provided for or reserved against in the Company Balance Sheet or in the notes thereto; (b) liabilities arising in the ordinary course of business after the Company Balance Sheet Date or which arose in the ordinary course of business prior to the Company Balance Sheet Date but were not required to be disclosed, provided for or reserved against in the Company Balance Sheet; (c) liabilities disclosed in the Company SEC Reports prior to the date hereof; (d) liabilities arising under this Agreement; and (e) liabilities set forth in Section 3.5 of the Company Disclosure Schedule.

      SECTION 3.6     Absence of Changes. Except as contemplated by this Agreement, as set forth in Section 3.6 of the Company Disclosure Schedule, or as disclosed in the Company SEC Reports filed prior to the date hereof, since the Company Balance Sheet Date, the Company and its subsidiaries have conducted their business in the ordinary and usual course consistent with past practice and there has not been:

(a) any event, occurrence or development which had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole;

(b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or (except to the Company or other subsidiaries) any subsidiary, any split, combination or reclassification of any shares of capital stock of the Company or any subsidiary, or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any securities of the Company or any of its subsidiaries;

(c) any amendment or change to the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instrument) of the Company or any of its subsidiaries or any amendment of any term of any outstanding security of the Company or any of its subsidiaries that would materially increase the obligations of the Company or any such subsidiary under such security;

(d)(i) any incurrence or assumption by the Company or any of its subsidiaries of any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) as permitted by Section 5.1, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by the Company or any of its subsidiaries for the obligations of any other person (other than any wholly owned subsidiary of the Company), other than in the ordinary and usual course of business consistent with past practice;

(e) any creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset of the Company or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

(f) any making of any loan, advance or capital contribution to or investment in any person by the Company or any of its subsidiaries other than (i) as permitted by Section 5.1, (ii) loans, advances or capital contributions to or investments in wholly owned subsidiaries of the Company, (iii) loans or advances to employees of the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or (iv) extensions of credit to customers in the ordinary and usual course of business consistent with past practice;

(g) any contract or agreement entered into by the Company or any of its subsidiaries on or prior to the date hereof relating to any material acquisition or disposition of any assets or business, other than contracts or agreements in the ordinary and usual course of business consistent with past practice and those contemplated by this Agreement;

(h) any modification, amendment, assignment, termination or relinquishment by the Company or any of its subsidiaries of any contract, license or other right (including any insurance policy naming it as a beneficiary or a loss payable payee) that is reasonably expected to have a Material Adverse Effect, after taking into account the benefit of the consideration, if any, received in exchange for agreeing to such modification, amendment, assignment, termination or relinquishment, on the Company and its subsidiaries taken as a whole;

(i) any material change in any method of accounting or accounting principles or practice by the Company or any of its subsidiaries, except for any such change required by reason of a change in GAAP, which change has been consistently applied;

(j) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any of its subsidiaries exceeding the amounts set forth in the Company’s severance plans or agreements listed in Sections 3.13(a) or 3.18 of the Company Disclosure Schedule; (ii) entering into of any employment, deferred compensation, severance, change of control, consulting, termination or other similar agreement (or any change or amendment to any such existing agreement) with any director, officer, employee, agent or other similar representative of the Company or any of its subsidiaries (collectively, “COMPANY EMPLOYMENT AGREEMENTS”) whose annual cash compensation exceeds $100,000 other than changes or amendments that (A) do not and will not result in increases, in the aggregate, of more than five percent in the salary, wages or other compensation of any such person and (B) are otherwise consistent with clause (iv) below; (iii) increase in benefits payable under any existing severance or termination pay policies or Company Employment Agreements; or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries other than, in the case of clauses (ii) and (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts consistent with past practices;

(k) any adoption, entering into, amendment, alteration or termination of (partially or completely) any Company Benefit Plan (as defined in Section 3.13(a)(i)) or Company Employee Arrangement (as defined in Section 3.13(a)(ii)) except as contemplated by this Agreement or to the extent required by applicable Law or GAAP;

(l) any entering into of any contract with an officer, director, employee, agent or other similar representative of the Company or any of its subsidiaries (other than a Company Employment Agreement described in Section 3.6(j)(ii)) that is not terminable, without penalty or other liability, upon not more than sixty (60) calendar days’ notice; or

(m) any (i) making or revoking of any material election relating to Taxes (as defined in Section 3.16), (ii) settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change to any material methods of reporting income or deductions for federal income Tax purposes.

      SECTION 3.7     Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock, Contingent Warrant Shares and Contingent Warrants as required by the terms of this Agreement pursuant to the Merger (the “S-4”), at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the joint proxy statement relating to the Parent Stockholder Meeting (as defined in Section 6.3) and Company Stockholder Meeting (as defined in Section 6.4) to be held in connection with the Merger (the “JOINT PROXY STATEMENT”) will, at the date mailed to stockholders of the Company and Parent and at the time of the Parent Stockholder Meeting and the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of the Company, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Joint Proxy Statement, the Company shall promptly so advise Parent and such event shall be so described, and such amendment or supplement (which Parent shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company and Parent. The Joint Proxy Statement, insofar as it relates to the Parent Stockholder Meeting and the Company Stockholder Meeting, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made under this Section 3.7 with respect to any statements made or incorporated by reference in the S-4 or the Joint Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

      SECTION 3.8     Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, Antitrust Laws (as defined in Section 6.5), the filing and acceptance for record of the Certificate of Merger as required by the DGCL and the Articles of Merger as required by the NGCL, and such other filings, permits, consents and approvals which, if not obtained or made, are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority, whether domestic or foreign (a “GOVERNMENTAL ENTITY”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.

      SECTION 3.9     No Default. Neither the Company nor any of its subsidiaries is in violation of any term of its charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instruments). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, (i) the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instruments) of the Company or any of its subsidiaries, (ii) any material agreement, material note, material bond, material mortgage, material indenture, material contract, material lease, material Company Permit (as defined in Section 3.12) or other material obligation or material right to which the Company or any of its subsidiaries is a party or by which any of the assets or properties of the Company or any of its subsidiaries is bound, or (iii) subject to Section 3.8, any applicable domestic or foreign law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation adopted or entered by a Governmental Entity (“LAW”), except in the case of clause (ii) and (iii) where any of the foregoing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole, or (B) result in the creation of (or impose any obligation on the Company or any of its subsidiaries to create) any Lien upon any of the material assets or properties of the Company or any of its subsidiaries pursuant to any such term.

      SECTION 3.10     Real Property.

      (a) The Company has provided Parent with the address, general use of, and period of ownership or occupancy of all of the real property the Company and its subsidiaries use or occupy or have the right to use or occupy, now or in the future, pursuant to any lease, sublease, or other occupancy agreement other than daily usage arrangements in connection with its Internet preview sessions and Internet training workshops (none of which arrangements are, individually or in the aggregate, material to the business, assets or properties of the Company and its subsidiaries taken as a whole) (the “COMPANY LEASED FACILITIES”). No real property is owned, leased or used by the Company or its subsidiaries in the course of their respective businesses other than the Company Leased Facilities.

      (b) With respect to each Company Leased Facility:

(i) the Company will make available to Parent a true, correct, and complete copy of the lease, sublease or other occupancy agreement for such Company Leased Facility (and all modifications, amendments, and supplements thereto and all side letters to which Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) (each such agreement is referred to herein as a “COMPANY REAL PROPERTY LEASE”);

(ii) to the Company’s knowledge, the Company or its subsidiary using or occupying such Company Leased Facility has a good and valid leasehold interest in such Company Leased Facility free and clear of all Liens, except (x) Taxes and general and special assessments not in default and payable without penalty and interest, and (y) easements, covenants and other restrictions that do not materially impair the current use, occupancy or value of the Company’s or such subsidiary’s interest in such real property;

(iii) to the Company’s knowledge, each Company Real Property Lease constitutes the valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, and is in full force and effect;

(iv) all rent and other sums and charges payable by the Company or its subsidiary using or occupying such Company Leased Facility as tenant under the Company Real Property Lease covering such Company Leased Facility are current, and no event or condition giving rise to a right to terminate or uncured default on the part of the tenant or, to the Company’s knowledge, the landlord, exists under such Company Real Property Lease. No party to such Company Real Property Lease has given written notice to the Company or such subsidiary or made a claim in writing against the Company or such subsidiary in respect of any breach or default thereunder; and

(v) neither the Company nor its subsidiary using or occupying such Company Leased Facility has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in such Company Leased Facility.

      SECTION 3.11     Litigation. Except as disclosed in the Company SEC Reports or in Section 3.11 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or, to the Company’s knowledge, investigation, pending or, to the Company’s knowledge, threatened which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. Except as disclosed in Section 3.11 of the Company Disclosure Schedule or the Company SEC Reports, none of the Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. To the Company’s knowledge, there is no action, suit, proceeding or investigation pending or threatened against any current or former officer, director, employee or agent of the Company or any of its subsidiaries (in his or her capacity as such) which is reasonably expected to give rise to a claim for contribution or indemnification against the Company or any of its subsidiaries. Notwithstanding the foregoing, any stockholder litigation or litigation by any Governmental Entity, in each case brought or threatened against the Company or any officer, director, employee or agent of the Company in any respect of this Agreement or the transactions contemplated hereby, shall not be deemed to have, or contribute to, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      SECTION 3.12     Compliance with Applicable Law; Permits. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “COMPANY PERMITS”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. The businesses and operations of the Company and its subsidiaries comply in all respects with all Laws applicable to the Company or its subsidiaries (including data protection Laws applicable to any foreign subsidiary), except where the failure to so comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      SECTION 3.13     Employee Plans.

      (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct, and complete list of:

(i) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), under which the Company or any of its subsidiaries has any obligation or liability, contingent or otherwise, including, but not limited to, (i) all severance plans or arrangements; and (ii) any supplemental or U.S. non-qualified retirement plans or arrangements (the “COMPANY BENEFIT PLANS”); and

(ii) all employment, consulting, termination, severance or individual compensation agreements (other than any such agreement which is terminable within ninety (90) days without liability or at any time without liability exceeding two weeks’ salary for each year of employment or, in the case of employees whose annual cash compensation exceeds $100,000, three months’ salary, or is legally mandated by applicable non-U.S. law); all stock award, stock option, stock purchase or other equity-based (including phantom stock or stock appreciation rights) plans or arrangements; all bonus or other incentive compensation plans or agreements (including, but not limited to, any such plan or agreement covering any officer or employee whose annual cash compensation exceeds $70,000); all salary continuation or deferred compensation plans or agreements (including, but not limited to, any such plan or agreement covering any current or former officer or employee whose annual cash compensation exceeds $70,000); in each case, as to which the Company or any of its subsidiaries has any obligation or liability (contingent or otherwise) (the “COMPANY EMPLOYEE ARRANGEMENTS”).

      (b) In respect of each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been provided to Parent: (i) the most recent plan documents and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all summaries of material modifications; (iii) the three (3) most recent Forms 5500 (including schedules and attachments); (iv) the most recent Internal Revenue Service (“IRS”) determination letter, if any; and (v) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112).

      (c) Except as disclosed in Section 3.13(c) of the Company Disclosure Schedule, none of the Company Benefit Plans or Company Employee Arrangements is subject to Title IV of ERISA, constitutes a defined benefit retirement plan or is a multi-employer plan described in Section 3(37) of ERISA, and the Company and its subsidiaries do not have any material obligation or liability (contingent or otherwise) in respect of any such plans to the extent such plans constitute a defined benefit retirement plan or a multi-employer plan described in Section 3(37) of ERISA. Neither the Company nor its subsidiaries now contributes to, or has ever been obligated to contribute to, a multi-employer plan described in Section 3(37) of ERISA. The Company and its subsidiaries are not members of a group of trades or businesses (other than that consisting of the Company and its subsidiaries) under common control or treated as a single employer pursuant to Section 414 of the Code.

      (d) Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, the Company Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code, respectively, have received a favorable determination letter from the IRS and the Company has no knowledge that any event has occurred since the date of such letter that could cause the IRS to revoke such determination. Any voluntary employee benefit association which provides benefits to current or former employees of the Company and its subsidiaries, or their beneficiaries, is and has been qualified under Section 501(c)(9) of the Code.

      (e) All contributions or other payments required to have been made by the Company and its subsidiaries to or under any Company Benefit Plan or Company Employee Arrangement by applicable Law or the terms of such Company Benefit Plan or Company Employee Arrangement (or any agreement relating thereto) have been, in all material respects, timely and properly made or have been accrued in the Company’s financial statements.

      (f) The Company Benefit Plans and Company Employee Arrangements have been maintained and administered in accordance with their terms and applicable Laws and all required returns, reports, and filings (including, but not limited to annual reports on Form 5500) have been timely filed, except where the failure to so maintain and administer such Company Benefit Plans and Company Employee Arrangements or make such filings is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole. No individual who has performed services for the Company or any of its subsidiaries has been improperly excluded from participation in any Company Benefit Plan or Company Employee Arrangement, except where the exclusion of any such individuals is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (g) There are no pending or, to the Company’s knowledge, threatened, actions, claims, or proceedings against or relating to any Company Benefit Plan or Company Employee Arrangement (other than routine benefit claims by persons claiming benefits thereunder), and, to the knowledge of the Company, there are no facts or circumstances which could form a reasonable basis for any of the foregoing, except for such actions, claims or proceedings which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (h) The Company and its subsidiaries do not have any material obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Company or any of its subsidiaries except (i) as may be required under Part 6 of Title I of ERISA (or similar state or local law) at the sole expense of the participant or the participant’s beneficiary, (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code, or

(iii) through the last day of the calendar month in which the participant terminates employment with the Company or any subsidiary of the Company.

      (i) Except as set forth in Section 3.13(i) of the Company Disclosure Schedule, none of the assets of any Company Benefit Plan is stock of the Company or any of its affiliates, or property leased to or jointly owned by the Company or any of its affiliates.

      (j) Except as disclosed in Section 3.13(j) of the Company Disclosure Schedule or in connection with equity compensation, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former, or retired) of the Company or any of its subsidiaries, (ii) increase any benefits under any Company Benefit Plan or Company Employee Arrangement (determined without regard to the “materiality” limits set forth in the definitions of such terms), or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits.

      (k) Except as set forth in Section 3.13(k) of the Company Disclosure Schedule, the Company has no employees outside of the United States.

      (l) The aggregate number of shares of Company Common Stock purchasable under all outstanding purchase rights under each Company Option Plan does not exceed the maximum number of shares remaining available for issuance under such plan.

      (m) Neither the Company, nor, to the best knowledge of the Company, any other plan “fiduciary” or “party in interest” (as such terms are defined in Sections 3(21) and 3(14) of ERISA) of any Company Benefit Plans has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as such term is defined in Section 4975 of the Code, for which no exemption exists under Section 408 of ERISA, Section 4975 of the Code, or has engaged in any transaction that may result in the imposition of any excise Tax under Sections 4971 through 4980E of the Code, or otherwise incurred a liability for any excise Tax, other than excise Taxes that have been paid or have otherwise been disclosed in Section 3.13(m) of the Company Disclosure Schedule.

      (n) Except as required by Law or as otherwise set forth in Section 3.13(n) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, bonus or otherwise) becoming due to any current or former director, officer or employee of the Company or its any of its subsidiaries under any Company Benefit Plan, Company Employee Arrangement or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan or Company Employee Arrangement, (iii) result in the acceleration of the time of payment or vesting of any such benefits, or (iv) create a right to receive payments upon a subsequent termination of employment. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code. No Company Benefit Plan or Company Employee Arrangement, or other contract or arrangement, provides for the payment by the Company or its subsidiaries of any amount, either alone or in combination with any other amounts, for which the deduction by the Company would be disallowed under Section 162(m) or 280G of the Code or otherwise.

      (o) Each Company Benefit Plan or Company Employee Arrangement that is a “group health plan,” as defined in Section 607(1) of ERISA, has been operated in material compliance with the health care continuation provisions of Part 6 of Title I of ERISA and Section 4980B of the Code at all times.

      SECTION 3.14     Labor Matters.

      (a) The Company and its subsidiaries are not parties to any labor or collective bargaining agreement, and no employees of the Company or any of its subsidiaries are represented by any labor organization. There are no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Company’s knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the last twelve months, to the Company’s knowledge, there have been no organizing activities involving the Company or any of its subsidiaries in respect of any group of employees of the Company or any of its subsidiaries.

      (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or, to the Company’s knowledge, threatened in writing, against or involving the Company or any of its subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Company’s knowledge, threatened in writing, by or on behalf of any employee or group of employees of the Company or any of its subsidiaries which, if individually or collectively resolved against the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (c) There are no complaints, charges or claims against the Company or any of its subsidiaries pending or, to the Company’s knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its subsidiaries which, if individually or collectively resolved against the Company or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, and, to the knowledge of the Company, there are no facts or circumstances which could form a reasonable basis for any of the foregoing.

      (d) There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act, as amended (“WARN”), in respect of the Company or any of its subsidiaries within the six months prior to the Effective Time.

      (e) All employees of the Company and its subsidiaries possess all applicable passports, visas, permits and other authorizations required by all applicable immigration or similar Laws to be employed by and to perform services for and on behalf of the Company and its subsidiaries, except where the failure to possess such passports, visas, permits or other authorizations would not, individually or in the aggregate, reasonably be expected to materially affect the conduct of business by the Company or its subsidiaries. The Company and its subsidiaries, and their employees, have complied in all material respects with all applicable immigration and similar Laws.

      SECTION 3.15     Environmental Matters.

      (a) For purposes of this Agreement:

(i) “ENVIRONMENTAL LAW” means all federal, state, local or foreign Law, or other legal requirement regulating or prohibiting the Release of any Hazardous Material into the indoor or outdoor environment, or pertaining to the protection of natural resources or wildlife, the environment or public and employee health and safety or pollution or the exposure to a Hazardous Material;

(ii) “HAZARDOUS MATERIAL” means any substance, material or waste which is regulated pursuant to any applicable Environmental Law as a “hazardous waste,” “hazardous material,” “hazardous substance,” “contaminant,” “toxic waste,” “toxic substance,” “source material,” “special nuclear material,” “byproduct material,” “high-level radioactive waste,” “low-level radioactive waste,” “spent nuclear material,” or “radio frequency” and includes petroleum, petroleum products and petroleum byproducts and waste; and

(iii) “RELEASE” means any release, spill, emission, leaking, pumping, dumping, injections, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property currently or formerly owned, operated or leased by the applicable party or its subsidiaries.

      (b) Except as set forth in Section 3.15 of the Company Disclosure Schedule: (i) the Company and each of its subsidiaries have obtained and are in compliance with all Company Permits issuable and issued pursuant to any Environmental Law; (ii) as of the date hereof, there are no administrative, civil or criminal actions, suits, demands, notices, investigations, writs, injunctions, decrees, orders or judgments outstanding or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries based upon or arising out of any Environmental Law; (iii) neither the Company nor any of its subsidiaries has caused, has received notice of, or has knowledge of any Release or threatened Release of a Hazardous Material on or from the assets owned or operated by the Company or any of its subsidiaries; (iv) neither the Company nor any of its subsidiaries has any current liability in connection with any Release of a Hazardous Material; and (v) none of the operations of the Company or any of its subsidiaries involves the treatment, storage, or disposal of a Hazardous Material on any property owned, leased or operated by the Company or any of its subsidiaries.

      SECTION 3.16     Tax Matters.

      (a) Each of the Company and its subsidiaries has timely filed (or has had timely filed) all material Tax Returns (as defined below) required to be filed by it (or on its behalf). All such Tax Returns are complete and correct in all material respects. The Company and its subsidiaries have paid all material Taxes due for the periods covered by such Tax Returns. The most recent Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and its subsidiaries for all Taxable periods and portions thereof through the date of such Company SEC Reports. The Company has previously delivered (or, in the case of foreign Tax Returns and audit reports, will deliver) to Parent copies of (i) all federal, state, foreign and other material income and franchise Tax Returns filed by the Company and its subsidiaries relating to any taxable periods of the Company or any of its subsidiaries that remains subject to audit under applicable statutes of limitations; and (ii) any audit report issued within the last three years (or otherwise in respect of any audit or investigation in progress) relating to Taxes due from or in respect of the Company or its subsidiaries.

      (b) No material deficiencies for any Taxes have been proposed, asserted, or assessed against the Company or its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company, no requests for waivers of the time to assess any Taxes are pending, and no power of attorney still in effect in respect of any Taxes has been executed or filed with any taxing authority. No material issues relating to Taxes have been raised by the relevant taxing authority during any presently pending audit or examination.

      (c) No material Liens for Taxes exist in respect of any assets or properties of the Company or its subsidiaries, except for statutory Liens for Taxes not yet due.

      (d) Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation, or similar agreement, arrangement, or practice in respect of Taxes (whether or not written) (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any taxing authority).

      (e) Neither the Company nor any of its subsidiaries (i) has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company, or (ii) has any liability under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise for Taxes of any affiliated group of which the Company is not the common parent.

      (f) Neither the Company nor any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

      (g) Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, there are no employment, severance, or termination agreements or other compensation arrangements currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that individually or collectively (either alone or upon the occurrence of any additional or subsequent event), could give rise to a payment which is nondeductible by reason of Section 280G of the Code.

      (h) The Company and its subsidiaries have complied in all material respects with all Laws applicable to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authority all material amounts required to be so withheld and paid over for all periods under all applicable Laws.

      (i) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any Taxes or Tax Returns of the Company or its subsidiaries and neither the Company nor its subsidiaries have received a written notice of any pending audit or proceeding in respect of any Taxes or Tax Returns.

      (j) Except as set forth in Section 3.16(j) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by the Company or its subsidiaries or has any knowledge that a taxing authority has proposed any such adjustment or change in Tax accounting method, or has any application pending with any taxing authority requesting permission for any changes in Tax accounting methods that relate to the business or operations of the Company or its subsidiaries.

      (k) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

      For purposes of this Agreement, “TAX” or “TAXES” means all federal, state, local or foreign taxes, charges, fees, imposts, duties, levies, gaming or other assessments, including, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes, any liability in respect of Taxes imposed by contract, Tax sharing agreement, Tax indemnity agreement or any similar agreement. “TAX RETURNS” means any report, return, document, declaration, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes, including, information returns, any document in respect of or accompanying payments or estimated Taxes, or in respect of or accompanying requests for the extension of time in which to file any such report, return document, declaration, or other information, including amendments thereof and attachments thereto.

      SECTION 3.17     Absence of Questionable Payments. To the Company’s knowledge, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. To the Company’s knowledge, neither the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has accepted or received any unlawful contributions, payments, gifts or expenditures.

      SECTION 3.18     Material Contracts.

      (a) Set forth in Section 3.18(a) of the Company Disclosure Schedule is a list of the following contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its subsidiaries is a party or by which any of its assets or properties is bound that are material to the business, assets or properties of the Company and its subsidiaries taken as a whole: (i) executory employment, executory severance, material product design or development, executory personal services, material consulting, executory non-competition or material indemnification contracts (including, any material contract to which the Company or any of its subsidiaries is a party involving employees of the

Company or any of its subsidiaries), but excluding normal indemnification provisions under license or sale contracts; (ii) licensing, merchandising or distribution agreements involving the payment of more than $100,000 per year; (iii) contracts granting a right of first refusal or first negotiation involving in excess of $100,000; (iv) partnership or joint venture agreements; (v) any agreements for the acquisition, sale or lease of material assets or properties of the Company (by merger, purchase or sale of assets or stock or otherwise) entered into since June 30, 2001 involving a payment in excess of $100,000; (vi) contracts or agreements with any Governmental Entity involving the payment of more than $50,000 per year; (vii) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness for borrowed money by the Company or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, in each case involving in excess of $100,000; (viii) agreements that purport to limit, curtail or restrict the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business; (ix) assembly (packaging), testing, or supply agreements, in each case, involving in excess of $100,000 per year; (x) agreements, written or oral, with any officers, directors, stockholders of the Company or any member of the immediate family of any officer, director, or stockholder of the Company; and (xi) commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.1, the “COMPANY MATERIAL CONTRACTS”). Section 3.18(a) of the Company Disclosure Schedule sets forth a list of all Company Material Contracts and the Company has heretofore made available to Parent true, correct, and complete copies of all such Company Material Contracts.

      (b) To the Company’s knowledge, each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect. There is no material default under any Company Material Contract either by the Company (or its subsidiaries) or, to the Company’s knowledge, by any other party thereto, and no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material default thereunder by the Company (or its subsidiaries) or, to the Company’s knowledge, any other party. As of the date hereof, to the Company’s knowledge, no party has notified the Company in writing that it intends to terminate or fail to extend any contract between such person and the Company within one year of the date of this Agreement, except for any such termination or failure as would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (c) To the Company’s knowledge, no party to any such Company Material Contract has given notice to the Company of or made a claim against the Company in respect of any material breach or default thereunder by the Company or a subsidiary.

      (d) Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, no consent of any third party is required under any Company Material Contract as a result of or in connection with, and the enforceability of any Company Material Contract will not be affected in any manner by, the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

      SECTION 3.19     Subsidies. Section 3.19 of the Company Disclosure Schedule sets forth a list of all material grants, material subsidies and similar material arrangements directly or indirectly between or among the Company or any of its subsidiaries, on the one hand, and any Governmental Entity or any other person, on the other hand. Except as set forth on Section 3.19 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has requested, sought, applied for or entered into any material grant, material subsidy or similar material arrangement directly or indirectly from or with any Governmental Entity or any other person.

      SECTION 3.20     Intellectual Property.

      (a) As used herein, the term “INTELLECTUAL PROPERTY” means domestic and foreign (i) inventions (whether patentable or unpatentable), all improvements thereto, and patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) trademarks, service marks, trade dress, trade names, logos, corporate names, domain names, and all applications and registrations therefor and renewals thereof, and all goodwill associated therewith; (iii) copyrightable works and copyrights and all applications and registrations therefor, and renewals thereof; (iv) proprietary software (including data and related documentation) and proprietary databases; (v) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vi) mask works; (vii) copies and tangible embodiments of the foregoing (in whatever form or medium); and (viii) related ownership, use and other intellectual property and intangible asset rights in and to the foregoing (including the right to sue for past, present and future infringements or misappropriations thereof).

      (b) To the Company’s knowledge, and except as are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole: (i) each item of Intellectual Property owned or controlled by the Company and its subsidiaries (collectively, the “COMPANY INTELLECTUAL PROPERTY”) comprised of registered copyrights, copyright applications, patents, patent applications, registered trademarks, and trademark applications are in compliance with applicable legal requirements relating to the registration or maintenance of such item (including payment of filing, examination and maintenance fees and proofs of working or use, as applicable) other than any requirement that if, not satisfied, would not result in a revocation of or otherwise materially affect the enforceability of the item of Company Intellectual Property in question, and the Company has taken reasonable steps to protect such Company Intellectual Property; (ii) the Company and its subsidiaries own or have the right to use, free and clear of all Liens, all Company Intellectual Property necessary for the operation of the businesses of the Company and its subsidiaries as presently conducted and as presently proposed to be conducted; (iii) each material item of Company Intellectual Property owned or used by the Company and its subsidiaries immediately prior to the Effective Time will be owned or available for use by the Surviving Corporation or its relevant subsidiary immediately subsequent to the Effective Time; (iv) the Company and its subsidiaries have taken all action deemed by the Company or its relevant subsidiary to be necessary or reasonable, but in no event less than all commercially reasonable action, to protect and preserve the confidentiality of all Company Intellectual Property consisting of trade secrets; (v) the Company has had and continues to have a requirement that all employees, agents and contractors of the Company and its subsidiaries must execute a non-disclosure agreement which includes an agreement to assign to the Company or its subsidiaries all rights to Company Intellectual Property originated or invented by such employee relating to the business of the Company or its relevant subsidiary; and (vi) no trade secret or confidential know-how material to the business of the Company or any of its subsidiaries as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the Company’s or such subsidiary’s proprietary interests in and to such trade secrets and confidential know-how.

      (c) Except as set forth in Section 3.20(c) of the Company Disclosure Schedule, to the Company’s knowledge, neither the Company nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the Company nor any of its subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation that remains unresolved and, if decided adversely to the Company, would be reasonably likely to have a Material Adverse Effect on the Company and subsidiaries taken as a whole. No third party has, to the Company’s knowledge, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of the Company or its subsidiaries, except where such actions are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      (d) Section 3.20(d) of the Company Disclosure Schedule identifies each material item of Intellectual Property that any third party owns and that the Company or any of its subsidiaries uses pursuant to license, sublicense, agreement or permission (other than software generally available on commercially reasonable terms) that either (i) if such license, sublicense, agreement or permission were denied, would reasonably be expected to have a Material Adverse Effect on the Company or its subsidiaries taken as a whole, or (ii) includes any unsatisfied obligation to pay any royalty or other amount or any obligation to pay a royalty or other amount, whether fixed or determined based on usage, following the Effective Time in excess of $25,000. To the Company’s knowledge, in respect of each such item of used Intellectual Property:

(i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

(ii) the licenses, sublicenses, agreements or permissions will in all material respects continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time;

(iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder such as would have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; and

(iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

      (e) Except as set forth in Section 3.20(e) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted to any third party (i) any licenses (other than implied patent licenses pursuant to sales of products or services in the ordinary course of business) in any patents owned by the Company or any of its subsidiaries or (ii) any exclusive licenses in any other Company Intellectual Property.

      (f) Except as may have been given in connection with licenses set forth in Section 3.20(e) of the Company Disclosure Schedule or given in the ordinary course of business, neither the Company nor any of its subsidiaries has entered into any material agreement to indemnify any other person against any charge of infringement or misappropriation of any Company Intellectual Property.

      (g) The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of the Company’s or any of its subsidiaries’ rights to own any Company Intellectual Property except as are not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, nor (ii) require the consent of any Governmental Entity or other third party in respect of any such Company Intellectual Property that, if not obtained, is reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

      SECTION 3.21     Opinion of Company Financial Advisor. vFinance Investments (the “COMPANY FINANCIAL ADVISOR”) has delivered to the Company Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Stock Exchange Ratio is fair to the stockholders of the Company from a financial point of view, and as of the date of the Closing, such opinion has not been withdrawn or modified.

      SECTION 3.22     Brokers. Except as set forth in Section 3.22 of the Company Disclosure Schedule, no broker, finder, investment banker or other person (other than the Company Financial Advisor, a true and correct copy of whose engagement letter has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its affiliates.

      SECTION 3.23     NGCL Section 78-438. The Company Board has taken all action required so that the restrictions contained in Section 78-438 of the NGCL applicable to a “business combination” (as defined in NGCL Section 78-416) will not apply to the execution, delivery or performance of this Agreement, the applicable Voting Agreement, or the consummation of the Merger. No other antitakeover Laws of any state are applicable to this Agreement, such Voting Agreement or the transactions contemplated hereby or thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

      Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “PARENT DISCLOSURE SCHEDULE”) or as set forth in the Parent SEC Reports (as defined in Section 4.4) filed prior to the date hereof or as permitted under Section 5.2 hereof, Parent and Merger Sub hereby represent and warrant to the Company as follows:

      SECTION 4.1     Organization and Qualification; Subsidiaries.

      (a) Each of Parent, Merger Sub and Parent’s other subsidiaries is, or will be as of the Effective Time, a corporation or legal entity duly organized, validly existing and, except as set forth in Section 4.1(a) of the Parent Disclosure Schedule, in good standing under the applicable Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

      (b) Section 4.1(b) of the Parent Disclosure Schedule sets forth a list of all subsidiaries of Parent. Except as listed therein, neither Parent, Merger Sub nor any such other subsidiary of Parent owns, directly or indirectly, beneficially or of record, any shares of capital stock or other securities of any other entity or any other investment in any other entity.

      (c) Parent is, and each of its subsidiaries is or will be as of the Effective Time, duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (d) Parent has heretofore delivered to the Company accurate and complete copies of Parent’s certificate of incorporation and bylaws, as currently in effect. Parent has heretofore delivered to the Company accurate and complete copies of the charter or certificate of incorporation and bylaws (or other similar organizational and governing instruments), as currently in effect, of each of its subsidiaries.

      SECTION 4.2     Capitalization of Parent and its Subsidiaries.

      (a) The authorized capital stock of Parent consists of: (i) 75,000,000 shares of Parent Common Stock, par value $.001 per share, of which 27,712,680 shares are issued and outstanding as of the date hereof (“PARENT SHARES”) and (ii) 4,750,000 shares of preferred stock, par value $.001 per share, (A) of which 1,750,000 shares have been designated as Series B Convertible Preferred Stock, of which no shares are issued and outstanding as of the date hereof, and (B) of which 3,000,000 shares have been designated as Series C Convertible Preferred Stock, of which no shares are issued and outstanding as of the date hereof. All of the outstanding Parent Shares are duly authorized, validly issued, fully paid and non-assessable and are free of preemptive rights. As of the date hereof, (x) 2,475,000 shares of Parent Common Stock are reserved for issuance under Parent’s 1999 Stock Option Plan (the “1999 OPTION PLAN”), of which 2,465,837 shares of Parent Common Stock are issuable upon the exercise of options granted thereunder, (y) 1,997,500 shares of Parent Common Stock are available for issuance under Parent’s 2000 Stock Incentive Plan (the “2000 INCENTIVE PLAN,” and together with the 1999 Option Plan, the “PARENT OPTION PLANS”), of which 1,803,000 shares of Parent Common Stock are issuable upon the exercise of options granted thereunder (the options described in clauses (x) and (y) being referred to collectively as the “PARENT STOCK OPTIONS”), and (z) 11,920,107 shares of Parent Common Stock are available for purchase pursuant to outstanding warrants (the “PARENT WARRANTS”). Except as set forth in the immediately preceding sentence, there are no Parent Stock Options outstanding under any Parent Option Plan and no shares of Parent Common Stock subject to any Parent Warrant.

      (b) Except as set forth in this Section 4.2, as of the date hereof, there are no outstanding (i) shares of capital stock or other voting securities of Parent; (ii) securities of Parent or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent; (iii) options or other rights to acquire from Parent or any of its subsidiaries, or obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of Parent; or (iv) equity equivalents, interests in the ownership or earnings of Parent, or other similar rights (including stock appreciation rights) (collectively, “PARENT SECURITIES”). Except as set forth in Section 4.2 of the Parent Disclosure Schedule, there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in Section 4.2 of the Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its subsidiaries is a party or to which it is bound relating to the voting of any shares of capital stock of Parent (other than the applicable Voting Agreement).

      (c) All of the outstanding capital stock of Parent’s subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including, without limitation, any restriction on the right to vote or sell the same) except as may be provided as a matter of Law. Except as set forth in this Section 4.2, there are no debt or equity securities of Parent or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its subsidiaries, and no other contract, understanding, arrangement, or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of Parent. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem, or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent. None of Parent’s subsidiaries owns any capital stock of Parent.

      SECTION 4.3     Authority Relative to this Agreement.

      (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or thereby (other than, in respect of the Merger and this Agreement, the Parent Requisite Vote (as defined in Section 4.3(b))). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

      (b) As of the date hereof, the Board of Directors of Parent (the “PARENT BOARD”), by the requisite vote of those present (who constituted 100% of the directors then in office), with no dissenting votes, and the Board of Directors of Merger Sub, and Parent, as the sole stockholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by such Boards of Directors and by Parent, as the sole stockholder of Merger Sub, for the consummation of the transactions contemplated hereby, including the Merger, and the Parent Board has resolved (i) that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are advisable and fair to, and in the best interests of, Parent and its stockholders; and (ii) to recommend that the stockholders of Parent approve and adopt this Agreement, approve the Merger, the Reverse Split, the 2000 Incentive Plan Amendment (as defined in Section 6.20) and the Restated Certificate (as defined in Section 6.16) (collectively, the “PROPOSALS”) and elect each of the Director Nominees (as defined in Section 6.14). The Parent Board has directed (x) that the Proposals be submitted to the stockholders of Parent for their approval and adoption and (y) that the Director Nominees be submitted to the stockholders of Parent for election. The affirmative approval of the holders of Parent Shares representing a majority of the votes that may be cast by the holders of all outstanding Parent Shares as of the record date for Parent is the only vote of the holders of any class or series of capital stock of Parent necessary to approve and adopt the Proposals. The affirmative vote of the holders of Parent Shares representing a plurality of the votes that may be cast by the holders of all outstanding Parent Shares as of the record date for Parent is the only vote of the holders of any class or series of capital stock of Parent necessary to elect each of the Director Nominees. For purposes of this Agreement, the votes required to be taken by holders of all outstanding Parent Shares as set forth in the preceding two sentences are collectively referred to as the “PARENT REQUISITE VOTE.”

      SECTION 4.4     SEC Reports; Financial Statements. Since September 30, 2001, Parent has filed all forms, reports and documents with the SEC required to be filed by it under the Securities Act and the Exchange Act (collectively, the “PARENT SEC REPORTS”), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such Parent SEC Reports were filed. None of the Parent SEC Reports contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent amended prior to the date hereof by a subsequently filed Parent SEC Report. The consolidated financial statements of Parent included in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly presented, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries, in each case as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to the absence of certain footnote disclosure and to normal year-end adjustments). For purposes of this Agreement, “PARENT BALANCE SHEET” means the consolidated balance sheet of Parent as of March 31, 2002, as set forth in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, and “PARENT BALANCE SHEET DATE” means March 31, 2002. Since the Parent Balance Sheet Date, there has not been any change, or any application or request for any change, by Parent or any of its subsidiaries in accounting principles, methods or policies for financial accounting purposes, other than as a result of any changes under GAAP or other relevant accounting principles.

      SECTION 4.5     No Undisclosed Liabilities. There are no material liabilities of Parent or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which are required to be reflected in its financial statements (or in the notes thereto) in accordance with GAAP, other than: (a) liabilities disclosed, provided for or reserved against in the Parent Balance Sheet or in the notes thereto; (b) liabilities arising in the ordinary course of business after the Parent Balance Sheet Date or which arose in the ordinary course of business prior to the Parent Balance Sheet Date but were not required to be disclosed, provided for or reserved against in the Parent Balance Sheet; (c) liabilities disclosed in the Parent SEC Reports prior to the date hereof; (d) liabilities arising under this Agreement; and (e) liabilities set forth in Section 4.5 of the Parent Disclosure Schedule.

      SECTION 4.6     Absence of Changes. Except as contemplated by this Agreement, as set forth in Section 4.6 of the Parent Disclosure Schedule, or as disclosed in the Parent SEC Reports filed prior to the date hereof, since the Parent Balance Sheet Date, Parent and its subsidiaries have conducted their business in the ordinary and usual course consistent with past practice and there has not been:

(a) any event, occurrence or development which had or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole;

(b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of Parent or (except to Parent or other subsidiaries) any subsidiary, any split, combination or reclassification of any shares of capital stock of Parent or any subsidiary, or any repurchase, redemption or other acquisition by Parent or any of its subsidiaries of any securities of Parent or any of its subsidiaries;

(c) any amendment or change to the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instrument) Parent or any of its subsidiaries or any amendment of any term of any outstanding security of Parent or any of its subsidiaries that would materially increase the obligations of Parent or any such subsidiary under such security;

(d) (i) any incurrence or assumption by Parent or any of its subsidiaries of any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) as permitted by Section 5.2, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by Parent or any of its subsidiaries for the obligations of any other person (other than any wholly owned subsidiary of Parent), other than in the ordinary and usual course of business consistent with past practice;

(e) any creation or assumption by Parent or any of its subsidiaries of any Lien on any material asset of Parent or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

(f) any making of any loan, advance or capital contribution to or investment in any person by Parent or any of its subsidiaries other than (i) as permitted by Section 5.2, (ii) loans, advances or capital contributions to or investments in wholly owned subsidiaries of Parent, (iii) loans or advances to employees of Parent or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or (iv) extensions of credit to customers in the ordinary and usual course of business consistent with past practice;

(g) any contract or agreement entered into by Parent or any of its subsidiaries on or prior to the date hereof relating to any material acquisition or disposition of any assets or business, other than contracts or agreements in the ordinary and usual course of business consistent with past practice and those contemplated by this Agreement;

(h) any modification, amendment, assignment, termination or relinquishment by Parent or any of its subsidiaries of any contract, license or other right (including any insurance policy naming it as a beneficiary or a loss payable payee) that is reasonably expected to have a Material Adverse Effect, after taking into account the benefit of the consideration, if any, received in exchange for agreeing to such modification, amendment, assignment, termination or relinquishment, on Parent and its subsidiaries taken as a whole;

(i) any material change in any method of accounting or accounting principles or practice by Parent or any of its subsidiaries, except for any such change required by reason of a change in GAAP, which change has been consistently applied;

(j) any (i) grant of any severance or termination pay to any director, officer or employee of Parent or any of its subsidiaries exceeding the amounts set forth in Parent’s severance plans or agreements listed in Sections 4.13(a) or 4.18 of the Parent Disclosure Schedule; (ii) entering into of any employment, deferred compensation, severance, change of control, consulting, termination or other similar agreement (or any change or amendment to any such existing agreement) with any director, officer, employee, agent or other similar representative of Parent or any of its subsidiaries (collectively, “PARENT EMPLOYMENT AGREEMENTS”) whose annual cash compensation exceeds $100,000 other than changes or amendments that (A) do not and will not result in increases, in the aggregate, of more than five percent in the salary, wages or other compensation of any such person and (B) are otherwise consistent with clause (iv) below; (iii) increase in benefits payable under any existing severance or termination pay policies or Parent Employment Agreements; or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of Parent or any of its subsidiaries other than, in the case of clauses (ii) and (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to directors, officers or employees of Parent or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts consistent with past practices;

(k) any adoption, entering into, amendment, alteration or termination of (partially or completely) any Parent Benefit Plan (as defined in Section 4.13(a)(i)) or Parent Employee Arrangement (as defined in Section 4.13(a)(ii)) except as contemplated by this Agreement or to the extent required by applicable Law or GAAP;

(l) any entering into of any contract with an officer, director, employee, agent or other similar representative of Parent or any of its subsidiaries (other than a Parent Employment Agreement described in Section 4.6(j)(ii)) that is not terminable, without penalty or other liability, upon not more than sixty (60) calendar days’ notice; or

(m) any (i) making or revoking of any material election relating to Taxes, (ii) settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change to any material methods of reporting income or deductions for federal income Tax purposes.

      SECTION 4.7     Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the S-4, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date mailed to stockholders of the Company and Parent and at the time of the Parent Stockholder Meeting and the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of Parent, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Joint Proxy Statement, Parent shall promptly so advise the Company and such event shall be so described, and such amendment or supplement (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company and Parent. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. No representation or warranty is made under this Section 4.7 with respect to any statements made or incorporated by reference in the S-4 or the Joint Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

      SECTION 4.8     Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, Antitrust Laws, the filing and acceptance for record of the Certificate of Merger as required by the DGCL and the Articles of Merger as required by the NGCL, and such other filings, permits, authorizations, consents and approvals which, if not obtained or made, are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby.

      SECTION 4.9     No Default. Neither Parent nor any of its subsidiaries is in violation of any term of its charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instruments). Except as set forth in Section 4.9 of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of or conflict with, constitute a default under (with or without due notice or lapse of time or both), require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation (including any termination rights) under, (i) the charter, certificate or articles of incorporation or bylaws (or other similar organizational or governing instruments) of Parent or any of its subsidiaries, (ii) any material agreement, material note, material bond, material mortgage, material indenture, material contract, material lease, material Parent Permit (as defined in Section 4.12) or other material obligation or material right to which Parent or any of its subsidiaries is a party or by which any of the assets or properties of Parent or any of its subsidiaries is bound, or (iii) subject to Section 4.8, any applicable Law, except in the case of clause (ii) and (iii) where any of the foregoing is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole, or (B) result in the creation of (or impose any obligation on Parent or any of its subsidiaries to create) any Lien upon any of the material assets or properties of Parent or any of its subsidiaries pursuant to any such term.

      SECTION 4.10     Real Property.

      (a) Parent has provided the Company with the address, general use of, and period of ownership or occupancy of all of the real property Parent and its subsidiaries use or occupy or have the right to use or occupy, now or in the future, pursuant to any lease, sublease, or other occupancy agreement (the “PARENT LEASED FACILITIES”). No real property is owned, leased or used by Parent or its subsidiaries in the course of their respective businesses other than the Parent Leased Facilities.

      (b) Except as set forth in Section 4.10 of the Parent Disclosure Schedule, with respect to each Parent Leased Facility:

(i) Parent will make available to the Company a true, correct, and complete copy of the lease, sublease or other occupancy agreement for such Parent Leased Facility (and all modifications, amendments, and supplements thereto and all side letters to which Parent or any of its subsidiaries is a party affecting the obligations of any party thereunder) (each such agreement is referred to herein as a “PARENT REAL PROPERTY LEASE”);

(ii) to Parent’s knowledge, Parent or its subsidiary using or occupying such Parent Leased Facility has a good and valid leasehold interest in such Parent Leased Facility free and clear of all Liens, except (x) Taxes and general and special assessments not in default and payable without penalty and interest, and (y) easements, covenants and other restrictions that do not materially impair the current use, occupancy or value of Parent’s or such subsidiary’s interest in such real property;

(iii) to Parent’s knowledge, each Parent Real Property Lease constitutes the valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, and is in full force and effect;

(iv) all rent and other sums and charges payable by Parent or its subsidiary using or occupying such Parent Leased Facility as tenant under such Parent Real Property Lease covering the Parent Leased Facility are current, no event or condition giving rise to a right to terminate or uncured default on the part of the tenant or, to Parent’s knowledge, the landlord, exists under such Parent Real Property Lease. No party to such Parent Real Property Lease has given written notice to Parent or such subsidiary or made a claim in writing against Parent or such subsidiary in respect of any breach or default thereunder; and

(v) neither Parent nor its subsidiary using or occupying such Parent Leased Facility has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in such Parent Leased Facility.

      SECTION 4.11     Litigation. Except as disclosed in the Parent SEC Reports or in Section 4.11 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding or, to Parent’s knowledge, investigation, pending or, to Parent’s knowledge, threatened which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. Except as disclosed in Section 4.11 of the Parent Disclosure Schedule or the Parent SEC Reports, none of Parent, Merger Sub or Parent’s other subsidiaries is subject to any outstanding order, writ, injunction or decree which is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. To Parent’s knowledge, there is no action, suit, proceeding or investigation pending or threatened against any current or former officer, director, employee or agent of Parent or any of its subsidiaries (in his or her capacity as such) which is reasonably expected to give rise to a claim for contribution or indemnification against Parent or any of its subsidiaries. Notwithstanding the foregoing, any stockholder litigation or litigation by any Governmental Entity, in each case brought or threatened against Parent, Merger Sub or any officer, director, employee or agent of Parent or Merger Sub in any respect of this Agreement or the transactions contemplated hereby, shall not be deemed to have, or contribute to, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      SECTION 4.12     Compliance with Applicable Law; Permits. Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “PARENT PERMITS”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. The businesses and operations of Parent and its subsidiaries comply in all respects with all Laws applicable to Parent or its subsidiaries (including all data protection Laws applicable to any foreign subsidiary), except where the failure to so comply is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      SECTION 4.13     Employee Plans.

      (a) Section 4.13(a) of the Parent Disclosure Schedule sets forth a true, correct, and complete list of:

(i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, under which Parent or any of its subsidiaries has any obligation or liability, contingent or otherwise, including, but not limited to, (i) all severance plans or arrangements; and (ii) any supplemental or U.S. non-qualified retirement plans or arrangements (the “PARENT BENEFIT PLANS”); and

(ii) all employment, consulting, termination, severance or individual compensation agreements (other than any such agreement which is terminable within ninety (90) days without liability or at any time without liability exceeding two weeks’ salary for each year of employment or, in the case of employees whose annual cash compensation exceeds $100,000, three months’ salary, or is legally mandated by applicable non-U.S. law); all stock award, stock option, stock purchase or other equity-based (including phantom stock or stock appreciation rights) plans or arrangements; all bonus or other incentive compensation plans or agreements (including, but not limited to, any such plan or agreement covering any officer or employee whose annual cash compensation exceeds $70,000); all salary continuation or deferred compensation plans or agreements (including, but not limited to, any such plan or agreement covering any current or former officer or employee whose annual cash compensation exceeds $70,000); in each case, as to which Parent or any of its subsidiaries has any obligation or liability (contingent or otherwise) (the “PARENT EMPLOYEE ARRANGEMENTS”).

      (b) In respect of each Parent Benefit Plan, a complete and correct copy of each of the following documents (if applicable) will be provided to the Company: (i) the most recent plan documents and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all summaries of material modifications; (iii) the three (3) most recent Forms 5500 (including schedules and attachments); (iv) the most recent IRS determination letter, if any; and (v) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112).

      (c) Except as disclosed in Section 4.13(c) of the Parent Disclosure Schedule, none of the Parent Benefit Plans or Parent Employee Arrangements is subject to Title IV of ERISA, constitutes a defined benefit retirement plan or is a multi-employer plan described in Section 3(37) of ERISA, and Parent and its subsidiaries do not have any material obligation or liability (contingent or otherwise) in respect of any such plans to the extent such plans constitute a defined benefit retirement plan or a multi-employer plan described in Section 3(37) of ERISA. Neither Parent nor its subsidiaries now contributes to, or has ever been obligated to contribute to, a multi-employer plan described in Section 3(37) of ERISA. Parent and its subsidiaries are not members of a group of trades or businesses (other than that consisting of Parent and its subsidiaries) under common control or treated as a single employer pursuant to Section 414 of the Code.

      (d) Except as set forth in Section 4.13(d) of the Parent Disclosure Schedule, the Parent Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code, respectively, have received a favorable determination letter from the IRS and Parent has no knowledge that any event has occurred since the date of such letter that could cause the IRS to revoke such determination. Any voluntary employee benefit association which provides benefits to current or former employees of Parent and its subsidiaries, or their beneficiaries, is and has been qualified under Section 501(c)(9) of the Code.

      (e) All contributions or other payments required to have been made by Parent and its subsidiaries to or under any Parent Benefit Plan or Parent Employee Arrangement by applicable Law or the terms of such Parent Benefit Plan or Parent Employee Arrangement (or any agreement relating thereto) have been, in all material respects, timely and properly made or have been accrued in Parent’s financial statements.

      (f) The Parent Benefit Plans and Parent Employee Arrangements have been maintained and administered in accordance with their terms and applicable Laws and all required returns, reports, and filings (including, but not limited to annual reports on Form 5500) have been timely filed, except where the failure to so maintain and administer such Parent Benefit Plans and Parent Employee Arrangements or make such filings is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole. No individual who has performed services for Parent or any of its subsidiaries has been improperly excluded from participation in any Parent Benefit Plan or Parent Employee Arrangement, except where the exclusion of any such individuals is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (g) There are no pending or, to Parent’s knowledge, threatened, actions, claims, or proceedings against or relating to any Parent Benefit Plan or Parent Employee Arrangement (other than routine benefit claims by persons claiming benefits thereunder), and, to the knowledge of Parent, there are no facts or circumstances which could form a reasonable basis for any of the foregoing, except for such actions, claims or proceedings which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (h) Parent and its subsidiaries do not have any material obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of Parent or any of its subsidiaries except (i) as may be required under Part 6 of Title I of ERISA (or similar state or local law) at the sole expense of the participant or the participant’s beneficiary, (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code, or (iii) through the last day of the calendar month in which the participant terminates employment with Parent or any subsidiary of Parent.

      (i) Except as set forth in Section 4.13(i) of the Parent Disclosure Schedule, none of the assets of any Parent Benefit Plan is stock of Parent or any of its affiliates, or property leased to or jointly owned by Parent or any of its affiliates.

      (j) Except as disclosed in Section 4.13(j) of the Parent Disclosure Schedule or in connection with equity compensation, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former, or retired) of Parent or any of its subsidiaries, (ii) increase any benefits under any Parent Benefit Plan or Parent Employee Arrangement (determined without regard to the “materiality” limits set forth in the definitions of such terms), or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits.

      (k) Except as set forth in Section 4.13(k) of the Parent Disclosure Schedule, Parent has no employees outside of the United States.

      (l) The aggregate number of shares of Parent Common Stock purchasable under all outstanding purchase rights under each Parent Option Plan does not exceed the maximum number of shares remaining available for issuance under such plan.

      (m) Neither Parent, nor, to the best knowledge of Parent, any other plan “fiduciary” or “party in interest” (as such terms are defined in Sections 3(21) and 3(14) of ERISA) of any Parent Benefit Plans has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as such term is defined in Section 4975 of the Code, for which no exemption exists under Section 408 of ERISA,

Section 4975 of the Code, or has engaged in any transaction that may result in the imposition of any excise Tax under Sections 4971 through 4980E of the Code, or otherwise incurred a liability for any excise Tax, other than excise Taxes that have been paid or have otherwise been disclosed in Section 4.13(m) of the Parent Disclosure Schedule.

      (n) Except as required by Law or as otherwise disclosed in Section 4.13(n) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, bonus or otherwise) becoming due to any current or former director, officer or employee of Parent or its any of its subsidiaries under any Parent Benefit Plan, Parent Employee Arrangement or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Benefit Plan or Parent Employee Arrangement, (iii) result in the acceleration of the time of payment or vesting of any such benefits, or (iv) create a right to receive payments upon a subsequent termination of employment. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code. No Parent Benefit plan or Parent Employee Arrangement, or other contract or arrangement, provides for the payment by Parent or its subsidiaries of any amount, either alone or in combination with any other amounts, for which the deduction by Parent would be disallowed under Section 162(m) or 280G of the Code or otherwise.

      (o) Each Parent Benefit Plan or Parent Employee Arrangement that is a “group health plan,” as defined in Section 607(1) of ERISA, has been operated in material compliance with the health care continuation provisions of Part 6 of Title I of ERISA and Section 4980B of the Code at all times.

      SECTION 4.14     Labor Matters.

      (a) Parent and its subsidiaries are not parties to any labor or collective bargaining agreement, and no employees of Parent or any of its subsidiaries are represented by any labor organization. There are no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to Parent’s knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the last twelve months, to Parent’s knowledge, there have been no organizing activities involving Parent or any of its subsidiaries in respect of any group of employees of Parent or any of its subsidiaries.

      (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or, to Parent’s knowledge, threatened in writing, against or involving Parent or any of its subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to Parent’s knowledge, threatened in writing, by or on behalf of any employee or group of employees of Parent or any of its subsidiaries which, if individually or collectively resolved against Parent or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (c) There are no complaints, charges or claims against Parent or any of its subsidiaries pending or, to Parent’s knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Parent or any of its subsidiaries which, if individually or collectively resolved against Parent or any of its subsidiaries, would reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole, and, to the knowledge of Parent, there are no facts or circumstances which could form a reasonable basis for any of the foregoing.

      (d) There has been no “mass layoff” or “plant closing” as defined by WARN in respect of Parent or any of its subsidiaries within the six months prior to the Effective Time.

      (e) All employees of Parent and its subsidiaries possess all applicable passports, visas, permits and other authorizations required by all applicable immigration or similar Laws to be employed by and to perform services for and on behalf of Parent and its subsidiaries, except where the failure to possess such passports, visas, permits or other authorizations would not, individually or in the aggregate, reasonably be expected to materially affect the conduct of business by Parent or its subsidiaries. Parent and its subsidiaries, and their employees, have complied in all material respects with all applicable immigration and similar Laws.

      SECTION 4.15     Environmental Matters. Except as set forth in Section 4.15 of the Parent Disclosure Schedule: (i) Parent and each of its subsidiaries have obtained and are in compliance with all Parent Permits issuable and issued pursuant to any Environmental Law; (ii) as of the date hereof, there are no administrative, civil or criminal actions, suits, demands, notices, investigations, writs, injunctions, decrees, orders or judgments outstanding or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries based upon or arising out of any Environmental Law; (iii) neither Parent nor any of its subsidiaries has caused, has received notice of, or has knowledge of any Release or threatened Release of a Hazardous Material on or from the assets owned or operated by Parent or any of its subsidiaries; (iv) neither Parent nor any of its subsidiaries has any current liability in connection with any Release of a Hazardous Material; and (v) none of the operations of Parent or any of its subsidiaries involves the treatment, storage, or disposal of a Hazardous Material on any property owned, leased or operated by Parent or any of its subsidiaries.

      SECTION 4.16     Tax Matters.

      (a) Except as set forth in Section 4.16(a) of the Parent Disclosure Schedule, each of Parent and its subsidiaries has timely filed (or has had timely filed) all material Tax Returns required to be filed by it (or on its behalf). All such Tax Returns are complete and correct in all material respects. Parent and its subsidiaries have paid all material Taxes due for the periods covered by such Tax Returns. The most recent Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and its subsidiaries for all Taxable periods and portions thereof through the date of such Parent SEC Reports. Parent has previously delivered (or, in the case of foreign Tax Returns and audit reports, will deliver) to the Company copies of (i) all federal, state, foreign and other material income and franchise Tax Returns filed by Parent and its subsidiaries relating to any taxable periods of Parent or any of its subsidiaries that remains subject to audit under applicable statutes of limitations; and (ii) any audit report issued within the last three years (or otherwise in respect of any audit or investigation in progress) relating to Taxes due from or in respect of Parent or its subsidiaries.

      (b) Except as set forth in Section 4.16(b) of the Parent Disclosure Schedule, no material deficiencies for any Taxes have been proposed, asserted, or assessed against Parent or its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Parent, no requests for waivers of the time to assess any Taxes are pending, and no power of attorney still in effect in respect of any Taxes has been executed or filed with any taxing authority. No material issues relating to Taxes have been raised by the relevant taxing authority during any presently pending audit or examination.

      (c) No material Liens for Taxes exist in respect of any assets or properties of Parent or its subsidiaries, except for statutory Liens for Taxes not yet due.

      (d) Neither Parent nor any of its subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation, or similar agreement, arrangement, or practice in respect of Taxes (whether or not written) (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any taxing authority).

      (e) Neither Parent nor any of its subsidiaries (i) has ever been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is Parent, or (ii) has any liability under Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise for Taxes of any affiliated group of which Parent is not the common parent.

      (f) Neither Parent nor any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

      (g) Except as set forth in Section 4.16(g) of the Parent Disclosure Schedule, there are no employment, severance, or termination agreements or other compensation arrangements currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that individually or collectively (either alone or upon the occurrence of any additional or subsequent event), could give rise to a payment which is nondeductible by reason of Section 280G of the Code.

      (h) Parent and its subsidiaries have complied in all material respects with all Laws applicable to the payment and withholding of Taxes and have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate taxing authority all material amounts required to be so withheld and paid over for all periods under all applicable Laws.

      (i) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any Taxes or Tax Returns of Parent or its subsidiaries and neither Parent nor its subsidiaries have received a written notice of any pending audit or proceeding in respect of any Taxes or Tax Returns.

      (j) Except as set forth in Section 4.16(j) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by Parent or its subsidiaries or has any knowledge that a taxing authority has proposed any such adjustment or change in Tax accounting method, or has any application pending with any taxing authority requesting permission for any changes in Tax accounting methods that relate to the business or operations of Parent or its subsidiaries.

      (k) Neither Parent nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

      SECTION 4.17     Absence of Questionable Payments. To Parent’s knowledge, neither Parent nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of Parent or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. To Parent’s knowledge, neither Parent nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of Parent or any of its subsidiaries has accepted or received any unlawful contributions, payments, gifts or expenditures.

      SECTION 4.18     Material Contracts.

      (a) Set forth in Section 4.18(a) of the Parent Disclosure Schedule is a list of the following contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which Parent or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which Parent or any of its subsidiaries is a party or by which any of its assets or properties is bound that are material to the business, assets or properties of Parent and its subsidiaries taken as a whole: (i) executory employment, executory severance, material product design or development, executory personal services, material consulting, executory non-competition or material indemnification contracts (including any material contract to which Parent or any of its subsidiaries is a party involving employees of Parent or any of its subsidiaries), but excluding normal indemnification provisions under license or sale contracts; (ii) licensing, merchandising or distribution agreements involving the payment of more than $100,000 per year; (iii) contracts granting a right of first refusal or first negotiation involving in excess of $100,000; (iv) partnership or joint venture agreements; (v) any agreements for the acquisition, sale or lease of material assets or properties of Parent (by merger, purchase or sale of assets or stock or otherwise) entered into since September 30, 2001 involving a payment in excess of $100,000; (vi) contracts or agreements with any Governmental Entity involving the payment of more than $50,000 per year; (vii) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness for borrowed money by Parent or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred, in each case involving in excess of $100,000; (viii) agreements that purport to limit, curtail or restrict the ability of Parent or any of its subsidiaries to compete in any geographic area or line of business; (ix) assembly (packaging), testing, or supply agreements, in each case, involving in excess of $100,000 per year; (x) agreements, written or oral, with any officers, directors, stockholders of Parent or any member of the immediate family of any officer, director, or stockholder of Parent; and (xi) commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.2, the “PARENT MATERIAL CONTRACTS”). Section 4.18(a) of the Parent Disclosure Schedule sets forth a list of all Parent Material Contracts and Parent has heretofore made available to the Company true, correct, and complete copies of all such Parent Material Contracts.

      (b) To Parent’s knowledge, each of the Parent Material Contracts constitutes the valid and legally binding obligation of Parent or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect. There is no material default under any Parent Material Contract either by Parent (or its subsidiaries) or, to Parent’s knowledge, by any other party thereto, and no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material default thereunder by Parent (or its subsidiaries) or, to Parent’s knowledge, any other party. As of the date hereof, to Parent’s knowledge, no party has notified Parent in writing that it intends to terminate or fail to extend any contract between such person and Parent within one year of the date of this Agreement, except for any such termination or failure as would not have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (c) To Parent’s knowledge, no party to any such Parent Material Contract has given notice to Parent of or made a claim against Parent in respect of any material breach or default thereunder by Parent or a subsidiary.

      (d) Except as set forth in Section 4.18(d) of the Parent Disclosure Schedule, no consent of any third party is required under any Parent Material Contract as a result of or in connection with, and the enforceability of any Parent Material Contract will not be affected in any manner by, the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

      SECTION 4.19     Subsidies. Section 4.19 of the Parent Disclosure Schedule sets forth a list of all material grants, material subsidies and similar material arrangements directly or indirectly between or among Parent or any of its subsidiaries, on the one hand, and any Governmental Entity or any other person, on the other hand. Except as set forth on Section 4.19 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has requested, sought, applied for or entered into any material grant, material subsidy or similar material arrangement directly or indirectly from or with any Governmental Entity or any other person.

      SECTION 4.20     Intellectual Property.

      (a) To Parent’s knowledge, and except as are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole: (i) each item of Intellectual Property owned or controlled by Parent and its subsidiaries (collectively, the “PARENT INTELLECTUAL PROPERTY”) comprised of registered copyrights, copyright applications, patents, patent applications, registered trademarks, and trademark applications are in compliance with applicable legal requirements relating to the registration or maintenance of such item (including payment of filing, examination and maintenance fees and proofs of working or use, as applicable) other than any requirement that, if not satisfied, would not result in a revocation of or otherwise materially affect the enforceability of the item of Parent Intellectual Property in question, and Parent has taken reasonable steps to protect such Parent Intellectual Property; (ii) Parent and its subsidiaries own or have the right to use, free and clear of all Liens, all Parent Intellectual Property necessary for the operation of the businesses of Parent and its subsidiaries as presently conducted and as presently proposed to be conducted; (iii) each material item of Parent Intellectual Property owned or used by Parent and its subsidiaries immediately prior to the Effective Time will be owned or available for use by Parent or its relevant subsidiary immediately subsequent to the Effective Time; (iv) Parent and its subsidiaries have taken all action deemed by Parent or its relevant subsidiary to be necessary or reasonable, but in no event less than all commercially reasonable action, to protect and preserve the confidentiality of all Parent Intellectual Property consisting of trade secrets; (v) Parent has had and continues to have a requirement that all employees, agents and contractors of Parent and its subsidiaries must execute a non-disclosure agreement which includes an agreement to assign to Parent or its subsidiaries all rights to Parent Intellectual Property originated or invented by such employee relating to the business of Parent or its relevant subsidiary; and (vi) no trade secret or confidential know-how material to the business of Parent or any of its subsidiaries as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects Parent’s or such subsidiary’s proprietary interests in and to such trade secrets and confidential know-how.

      (b) Except as set forth in Section 4.20(b) of the Parent Disclosure Schedule, to Parent’s knowledge, neither Parent nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and neither Parent nor any of its subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation that remains unresolved and, if decided adversely to Parent, would be reasonably likely to have a Material Adverse Effect on Parent and subsidiaries taken as a whole. No third party has, to Parent’s knowledge, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Parent or its subsidiaries, except where such actions are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      (c) Section 4.20(c) of the Parent Disclosure Schedule identifies each material item of Intellectual Property that any third party owns and that Parent or any of its subsidiaries uses pursuant to license, sublicense, agreement or permission (other than software generally available on commercially reasonable terms) that either (i) if such license, sublicense, agreement or permission were denied, would reasonably be expected to have a Material Adverse Effect on Parent or its subsidiaries taken as a whole, or (ii) includes any unsatisfied obligation to pay any royalty or other amount or any obligation to pay a royalty or other amount, whether fixed or determined based on usage, following the Effective Time in excess of $25,000. To Parent’s knowledge, in respect of each such item of used Intellectual Property:

(i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

(ii) the licenses, sublicenses, agreements or permissions will in all material respects continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time;

(iii) no party to the license, sublicense, agreement or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder such as would have a Material Adverse Effect on Parent and its subsidiaries taken as a whole; and

(iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

      (d) Except as set forth in Section 4.20(d) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has granted to any third party (i) any licenses (other than implied patent licenses pursuant to sales of products or services in the ordinary course of business) in any patents owned by Parent or any of its subsidiaries or (ii) any exclusive licenses in any other Parent Intellectual Property.

      (e) Except as may have been given in connection with licenses set forth in Section 4.20(d) of the Parent Disclosure Schedule or given in the ordinary course of business, neither Parent nor any of its subsidiaries has entered into any material agreement to indemnify any other person against any charge of infringement or misappropriation of any Parent Intellectual Property.

      (f) The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of, or give rise to any right of any third party to terminate or alter, any of Parent’s or any of its subsidiaries’ rights to own any Parent Intellectual Property except as are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole, nor (ii) require the consent of any Governmental Entity or other third party in respect of any such Parent Intellectual Property that, if not obtained, is reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      SECTION 4.21     Opinion of Parent Financial Advisor. L.H. Friend, Weinress, Frankson & Presson, LLC (the “PARENT FINANCIAL ADVISOR”) has delivered to the Parent Board its opinion, dated the date of this Agreement, to the effect that, as of such date, the Stock Exchange Ratio is fair to the stockholders of Parent from a financial point of view, and as of the date of the Closing, such opinion has not been withdrawn or modified.

      SECTION 4.22     No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

      SECTION 4.23     Brokers. No broker, finder, investment banker or other person (other than the Parent Financial Advisor, a true and correct copy of whose engagement letter has been provided to the Company) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, Merger Sub or any of their affiliates.

      SECTION 4.24     DGCL Section 203. Parent has taken all action required so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in DGCL Section 203) will not apply to the execution, delivery or performance of this Agreement, the applicable Voting Agreement, or the consummation of the Merger. No other antitakeover Laws of any state are applicable to this Agreement, such Voting Agreement or the transactions contemplated hereby or thereby.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

      SECTION 5.1     Conduct of Business of the Company. Except as consented to by Parent, as disclosed in Section 5.1 of the Company Disclosure Schedule, or as contemplated by this Agreement, during the period from the date hereof to the Effective Time, neither the Company nor any of its subsidiaries will:

(a) amend its charter, articles or certificate of incorporation or bylaws (or other similar organizational or governing instruments);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents (including, any stock options or stock appreciation rights), except for (i) the issuance of Shares upon the exercise of outstanding Company Stock Options, Company Warrants and Convertible Notes and (ii) the grant to newly hired officers, employees or agents (in the ordinary and usual course of business consistent with past practice) of additional Company Stock Options after the date hereof to purchase up to 50,000 additional Shares and the issuance of Shares on the exercise thereof;

(c) (i) split, combine or reclassify any shares of its capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than any dividends or distributions payable to the Company or its subsidiaries); (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such (other than any distributions or payments to the Company or its subsidiaries); or (iv) redeem, repurchase or otherwise acquire any of its securities or any securities of any of its subsidiaries;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

(f) (i) incur or assume any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) in connection with any acquisition or capital expenditure permitted by this Section 5.1; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, and except for obligations of the wholly owned subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than (A) any acquisition permitted by this Section 5.1, (B) loans, advances or capital contributions to or investments in wholly owned subsidiaries of the Company, (C) loans or advances to employees of the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or (D) extensions of credit to customers in the ordinary and usual course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (v) create or assume any Lien on any material assets of the Company or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

(g)(i) increase in any manner the compensation or fringe benefits of any director, officer or employee except in the ordinary and usual course of business consistent with past practice or pay any benefit not required by any Company Benefit Plan or Company Employee Arrangement as in effect as of the date hereof or grant any completion bonuses or change of control payments in respect of the Merger; (ii) except in the ordinary and usual course of business consistent with past practice, promote or change the classification or status in respect of or hire any employee or individual; or (iii) make any contributions or other deposits to any trust that is not qualified under Section 501(a) of the Code;

(h) acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, other than extensions or renewals in the ordinary and usual course of business consistent with past practice;

(i) except as may be required as a result of a change in Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

(j) revalue in any material respect any of its assets, including, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

(k)(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) other than in the ordinary and usual course of business consistent with past practice, enter into any material contract or agreement or amend in any material respect any of the Company Material Contracts or the agreements referred to in Section 3.18; (iii) authorize any new capital expenditure or expenditures which are not provided for in the Company’s current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

(l) make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes;

(m) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against in, the consolidated financial statements, including notes thereto, of the Company and its subsidiaries or incurred since the date of such financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement related to a business combination involving the Company to which the Company or any of its subsidiaries is a party;

(n) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(o) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto or that could, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(p) fail to comply in any material respect with any Law applicable to the Company, its subsidiaries, or their respective assets;

(q) enter into any direct or indirect arrangements for financial subsidies from a Governmental Entity;

(r) adopt, enter into, amend, alter or terminate (partially or completely) any Company Benefit Plan or Company Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law;

(s) enter into any contract with an officer, director, employee, agent or other similar representative of the Company or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than sixty (60) calendar days’ notice;

(t) except as permitted by Sections 6.6, 8.3 and 8.5 hereof, take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(s) or any action which would cause the condition set forth in Section 7.2(a) not to be satisfied; or

(u) except as permitted by Sections 6.6, 8.3 and 8.5 hereof, take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company or Parent to consummate the transactions contemplated by this Agreement.

      SECTION 5.2     Conduct of Business of Parent. Except as consented to by the Company, as set forth in Section 5.2 of the Parent Disclosure Schedule, or as contemplated by this Agreement, during the period from the date hereof to the Effective Time, neither Parent nor any of its subsidiaries will:

(a) amend its charter, articles or certificate of incorporation or bylaws (or other similar organizational or governing instruments);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents (including, any stock options or stock appreciation rights), except for (i) the issuance of shares of Parent Common Stock upon the exercise of outstanding Parent Stock Options and Parent Warrants, and (ii) the grant to newly hired officers, employees or agents (in the ordinary course of business consistent with past practice) of additional Company Stock Options after the date hereof to purchase up to 50,000 additional shares of Parent Stock and the issuance of shares on the exercise thereof;

(c)(i) split, combine or reclassify any shares of its capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than any dividends or distributions payable to Parent or its subsidiaries); (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such (other than any distributions or payments to Parent or its subsidiaries); or (iv) redeem, repurchase or otherwise acquire any of its securities or any securities of any of its subsidiaries;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Parent;

(f)(i) incur or assume any indebtedness for borrowed money other than under existing credit facilities (or any renewals, replacements or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) in connection with any acquisition or capital expenditure permitted by this Section 5.2; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, and except for obligations of the wholly owned subsidiaries of Parent; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than (A) any acquisition permitted by this Section 5.2, (B) loans, advances or capital contributions to or investments in wholly owned subsidiaries of Parent, (C) loans or advances to employees of Parent or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or (D) extensions of credit to customers in the ordinary and usual course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of Parent or its subsidiaries; or (v) create or assume any Lien on any material assets of Parent or any of its subsidiaries other than in the ordinary and usual course of business consistent with past practice;

(g)(i) increase in any manner the compensation or fringe benefits of any director, officer or employee except in the ordinary and usual course of business consistent with past practice or pay any benefit not required by any Parent Benefit Plan or Parent Employee Arrangement as in effect as of the date hereof or grant any completion bonuses or change of control payments in respect of the Merger; (ii) except in the ordinary and usual course of business consistent with past practice, promote or change the classification or status in respect of or hire any employee or individual; or (iii) make any contributions or other deposits to any trust that is not qualified under Section 501(a) of the Code;

(h) acquire, sell, lease or dispose of any material assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to Parent and its subsidiaries taken as a whole, other than extensions or renewals in the ordinary and usual course of business consistent with past practice;

(i) except as may be required as a result of a change in Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

(j) revalue in any material respect any of its assets, including, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

(k)(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) other than in the ordinary and usual course of business consistent with past practice, enter into any material contract or agreement or amend in any material respect any of the Parent Material Contracts or the agreements referred to in Section 4.18; (iii) authorize any new capital expenditure or expenditures which are not provided for in Parent’s current capital expenditure plan and which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $50,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

(l) make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(m) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice or in accordance with their terms of liabilities reflected, or reserved against in, the consolidated financial statements, including notes thereto, of Parent and its subsidiaries or incurred since the date of such financial statements or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement related to a business combination involving Parent to which Parent or any of its subsidiaries is a party;

(n) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(o) enter into any agreement or arrangement that limits or otherwise restricts Parent or any of its subsidiaries or any successor thereto or that could, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(p) fail to comply in any material respect with any Law applicable to Parent, its subsidiaries, or their respective assets;

(q) enter into any direct or indirect arrangements for financial subsidies from a Governmental Entity;

(r) adopt, enter into, amend, alter or terminate (partially or completely) any Parent Benefit Plan or Parent Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law;

(s) enter into any contract with an officer, director, employee, agent or other similar representative of Parent or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than sixty (60) calendar days’ notice; or

(t) except as permitted by Sections 6.6, 8.4 and 8.5 hereof, take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through 5.2(s) or any action which would cause the condition set forth in Section 7.3(a) not to be satisfied; or

(u) except as permitted by Sections 6.6, 8.4 and 8.5 hereof, take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company or Parent to consummate the transactions contemplated by this Agreement.

      SECTION 5.3     Access to Information.

      (a) Between the date hereof and the Effective Time and subject to applicable Law, the Company will give Parent and Merger Sub and their authorized representatives (including counsel, financial advisors, accountants, consultants and auditors) reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require, and will cause the Company’s officers and those of its subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information in respect of the business, properties and personnel of the Company and its subsidiaries as Parent or Merger Sub may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company; provided, however, that nothing contained in this Section 5.3 shall be interpreted to require the Company or any of its subsidiaries to disclose any source code or any information which it is prohibited from disclosing pursuant to the terms of a confidentiality undertaking to a third party.

      (b) Between the date hereof and the Effective Time and subject to applicable Law, Parent and Merger Sub will give the Company and its authorized representatives (including counsel, financial advisors, accountants, consultants and auditors) reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of Parent and its subsidiaries, will permit the Company to make such inspections as the Company may reasonably require, and will cause Parent’s officers and those of its subsidiaries to furnish the Company with such financial and operating data and other information in respect of the business, properties and personnel of Parent and its subsidiaries as the Company may from time to time reasonably request, provided that no investigation pursuant to this Section 5.3(b) shall affect or be deemed to modify any of the representations or warranties made by Parent; provided, however, that nothing contained in this Section 5.3 shall be interpreted to require Parent or any of its subsidiaries to disclose any source code or any information which it is prohibited from disclosing pursuant to the terms of a confidentiality undertaking to a third party.

      (c) Each of Parent, Merger Sub and the Company will hold and will cause its authorized representatives to hold in confidence all documents and information furnished to the other in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Non-Disclosure Agreement entered into between the Company and Parent dated May 6, 2002 (the “NON-DISCLOSURE AGREEMENT”), which shall survive any termination of this Agreement in all respects in accordance with its terms.

ARTICLE VI

ADDITIONAL AGREEMENTS

      SECTION 6.1     Preparation of S-4 and the Joint Proxy Statement. Parent and the Company will, as promptly as practicable, jointly prepare and (i) Parent and the Company will file with the SEC the Joint Proxy Statement in connection with (a) the vote of the stockholders of Parent in respect of (A) the Merger and the other Proposals and (B) the election of Director Nominees, and (b) the vote of the stockholders of the Company in respect of the Merger, and (ii) Parent will file with the SEC the S-4 in connection with the registration under the Securities Act of the shares of Parent Common Stock, the Contingent Warrant Shares and the Contingent Warrants and the other transactions contemplated hereby. Parent and the Company will, and will cause their accountants and lawyers to, use their commercially reasonable efforts to have or cause the S-4 to be declared effective as promptly as practicable after filing with the SEC and to maintain the effectiveness of the S-4 through the Effective Time, including causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities Laws or otherwise in connection with the registration process (other than qualifying to do business in any jurisdiction which it is not now so qualified or filing a general consent to service of process in any jurisdiction). The Company and Parent shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments in respect of the Joint Proxy Statement or the S-4 received from the staff of the SEC. Parent and the Company will provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement prior to filing with the SEC and will provide each other with a copy of all such filings with the SEC. Parent will provide the Company with a reasonable opportunity to review and comment on any amendment or supplement on the S-4 prior to filing with SEC and will provide the Company with a copy of all such filings with the SEC. Parent will advise the Company, promptly after it receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the Company and Parent will use its commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders at the earliest practicable date.

      SECTION 6.2     Letter of Accountants.

      (a) The Company shall use all commercially reasonable efforts to cause to be delivered to Parent a letter of Tanner + Co., the Company’s independent auditors, dated as of the date on which the S-4 shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

      (b) Parent shall use all commercially reasonable efforts to cause to be delivered to the Company a letter of Grant Thornton, LLP, Parent’s independent auditors, dated as of the date on which the S-4 shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

      SECTION 6.3     Parent Stockholder Meeting. Parent shall take all lawful action to (i) cause a special meeting of its stockholders (the “PARENT STOCKHOLDER MEETING”) to be duly called and held as soon as practicable after the effective date of the S-4 for the purpose of voting on (A) the approval and adoption of this Agreement and approval of the Merger and the other Proposals and related matters, and (B) election of the Director Nominees; and (ii) subject to applicable Law, solicit proxies from its stockholders to obtain the Parent Requisite Vote with respect to the foregoing matters. Subject to the provisions of Section 6.6(b), the Parent Board shall recommend approval and adoption of this Agreement and approval of the Merger by Parent’s stockholders and the Parent Board shall not withdraw, amend or modify in a manner adverse to Company such recommendation (or announce publicly its intention to do so).

      SECTION 6.4     Company Stockholder Meeting. Company shall take all lawful action to (i) cause a special meeting of its stockholders (the “COMPANY STOCKHOLDER MEETING”) to be duly called and held as soon as practicable after the effective date of the S-4 for the purpose of voting on the approval and adoption of this Agreement and approval of the Merger and related matters and (ii) subject to applicable Law, solicit proxies from its stockholders to obtain the Company Requisite Vote for the approval and adoption of this Agreement and approval of the Merger. Subject to the provisions of Section 6.6(b), the Company Board shall recommend approval and adoption of this Agreement and approval of the Merger by the Company’s stockholders and the Company Board shall not withdraw, amend or modify in a manner adverse to Parent such recommendation (or announce publicly its intention to do so).

      SECTION 6.5     Commercially Reasonable Efforts.

      (a) Subject to the terms and conditions of this Agreement and applicable Law, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto shall make appropriate filings required under any applicable Antitrust Law (as hereinafter defined) in respect of the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested by the applicable Governmental Entities administering such Laws and use its commercially reasonable efforts to take, or cause to be taken, all other action consistent with this Section 6.5 necessary to secure the applicable clearances or approvals under such Laws as soon as practicable. For purposes of this Agreement, “ANTITRUST LAW” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including applicable foreign Laws.

      (b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.5(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts subject to applicable Law to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity in connection herewith or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences.

      (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.5(a) and (b), each of Parent and the Company shall, subject to applicable Law, use its commercially reasonable efforts to resolve such objections if any, as may be asserted by a Governmental Entity or other person in respect of the transactions contemplated hereby under any Antitrust Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.5 shall (i) limit a party’s right to terminate this Agreement pursuant to Section 8.2 so long as such party has up to then complied in all material respects with its obligations under this Section 6.5, (ii) require Parent to dispose or hold separate any part of its business or operations or agree not to compete in any geographic area or line of business or (iii) require Parent to dispose or hold separate any part of the Company’s business or operations or agree to cause the Company not to compete in any geographic area or line of business which would in any such case impair in any material respect any of the benefits intended to be derived by Parent after the Effective Time as a result of the Merger.

      (d) The Company agrees that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Parent, and any counsel which Parent may retain at its own expense, informed of the course of such litigation, to the extent Parent is not otherwise a party thereto. The Company agrees that it will consult with Parent prior to entering into any settlement or compromise of any such litigation, and that no such settlement or compromise will be entered into without Parent’s prior written consent, which consent shall not be unreasonably withheld.

      (e) Parent agrees that in connection with any litigation which may be brought against Parent or its directors relating to the transactions contemplated hereby, Parent will keep the Company, and any counsel which the Company may retain at its own expense, informed of the course of such litigation, to the extent the Company is not otherwise a party thereto. Parent agrees that it will consult with the Company prior to entering into any settlement or compromise of any such litigation, and that no such settlement or compromise will be entered into without the Company’s prior written consent, which consent shall not be unreasonably withheld.

      SECTION 6.6     Acquisition Proposals.

      (a) From the date of this Agreement until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent and the Company will not, nor will either party permit any of its subsidiaries to, nor will either party authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, Parent or the Company, as appropriate, or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information in respect of, or knowingly take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, provided, however, that nothing contained in this Section 6.6(a) shall prohibit the Parent Board or the Company Board, as appropriate, from furnishing any information to, or entering into discussions or negotiations with, any person that makes an unsolicited bona fide Acquisition Proposal if, and only to the extent that (A) the Parent Stockholder Meeting or the Company Stockholder Meeting, as appropriate, shall not have occurred, (B) the Parent Board or the Company Board, as appropriate, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Parent or the Company, as appropriate, under applicable Law, as such duties would exist in the absence of any limitation in this Agreement, (C) the Parent Board or the Company Board, as appropriate, determines in good faith that such Acquisition Proposal is reasonably likely to lead to a transaction that, if accepted, is reasonably likely to be consummated taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, and believes in good faith, after consultation with its financial advisor, based on the information available to such board at the time, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the stockholders of Parent or the Company, as appropriate, than the Merger (any such more favorable Acquisition Proposal being referred to herein as a “SUPERIOR PROPOSAL”), and (D) prior to furnishing any information to, or entering into discussions or negotiations with any person that makes an unsolicited bona fide Acquisition Proposal, Parent or the Company, as appropriate, (x) provides reasonable notice to the other party to the effect that it is taking such action and (y) receives from the person submitting such Acquisition Proposal an executed confidentiality/standstill agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the Non-Disclosure Agreement. Parent and the Company, as appropriate, shall notify the other party of any Acquisition Proposal (including the material terms and conditions thereof and the identity of the person making it) as promptly as practicable (but in no case later than 24 hours) after its receipt thereof, and shall thereafter inform the other party on a prompt basis of the status of any discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give the other party a copy of any information delivered to such person which has not previously been reviewed by such other party. Each of Parent and the Company has ceased and terminated, and has caused its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents and representatives to cease and terminate, any existing activities, discussions or negotiations with any parties conducted heretofore in respect of any possible Acquisition Proposal. Each of Parent and the Company, as appropriate, shall take all necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.6 of the obligations undertaken in this Section 6.6. “ACQUISITION PROPOSAL” means, with respect to Parent or the Company, as the case may be, any inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving such party or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination, asset sale or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of such party and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20% or more of the outstanding capital stock of such party, or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

      (b) Neither the Parent Board nor the Company Board will withdraw or modify, or propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation of the Merger unless such board, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Parent or the Company, as appropriate, under applicable Law; provided, however, that neither the Parent Board nor the Company Board, as appropriate, may approve or recommend an Acquisition Proposal (and in connection therewith, withdraw or modify its approval or recommendation of the Merger) unless such an Acquisition Proposal is a Superior Proposal (and Parent or the Company, as appropriate, shall have first complied with its obligations set forth in Section 8.3(a) or 8.4(a), as appropriate, and the time referred to in the last sentence of Section 8.3(a) or 8.4(a), as appropriate, has expired) and unless it shall have first consulted with outside legal counsel, and have determined that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Parent or the Company, as appropriate. Nothing contained in this Section 6.6(b) shall prohibit Parent or the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act. Nothing contained in this Section 6.6(b) shall prohibit Parent or the Company from making any disclosure to its stockholders which, in the good faith reasonable judgment of the Parent Board or the Company Board, as appropriate, after consultation with outside legal counsel, is required under applicable Law; provided, however, that except as otherwise permitted in this Section 6.6(b), Parent or the Company, as appropriate, does not withdraw or modify, or propose to withdraw or modify, its position in respect of the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. Notwithstanding anything contained in this Agreement to the contrary, no action by the Parent Board or the Company Board, as appropriate, permitted by, and taken in accordance with, this Section 6.6(b) shall constitute a breach of this Agreement by Parent or the Company, as appropriate. Nothing in this Section 6.6(b) shall (i) permit either Parent or the Company to terminate this Agreement (except as provided in Article VIII hereof) or (ii) affect any of its other obligations under this Agreement.

      SECTION 6.7     Public Announcements. Prior to the termination of this Agreement pursuant to Article VIII, none of Parent, Merger Sub or the Company will issue any press release or otherwise make any public statements in respect of this Agreement, the transactions contemplated by this Agreement, including the Merger, or any other aspect of their dealings in connection with any of the foregoing, without first obtaining the prior approval of the other parties hereto (any such approval not to be unreasonably withheld or delayed), subject to each party’s obligations under applicable Law or stock market or bulletin board listing requirements or rules; provided, however, that the party so obligated to make any such public disclosure shall nevertheless provide each of the other parties hereto with a prior reasonable opportunity to review and comment on the contents of such disclosure.

      SECTION 6.8     Directors’ and Officers’ Indemnification and Insurance.

      (a) From and after the Effective Time, and pursuant to the terms and conditions of this Section 6.8, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to the fullest extent permitted by applicable Law to, indemnify, defend, and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any subsidiary thereof, (each an “INDEMNIFIED PARTY” and, collectively, the “INDEMNIFIED PARTIES”) against all losses, expenses (including, reasonable attorneys’ fees and expenses), claims, damages, costs or liabilities or amounts paid in settlement, in connection with any claim, action, suit, proceeding or investigation, whether civil, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time and whether asserted, instituted or claimed prior to, at or after the Effective Time that are in whole or in part based on, or arising out of the fact that such person is or was a director, officer, or employee of the Company, in the same manner and on the same terms and conditions as the Parent is currently obligated to indemnify, defend and hold harmless each of Parent’s directors, officers or employees against all losses, expenses (including, reasonable attorneys’ fees and expenses), claims, damages, costs or liabilities or amounts paid in settlement, in connection with any claim, action, suit, proceeding or investigation, whether civil, administrative or investigative, that are in whole or in part based on, or arising out of the fact that such person is or was a director, officer, or employee of the Parent.

      (b) From and for a period of three years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect such policies of directors’ and officers’ liability insurance coverage, for the benefit of those Indemnified Parties, that are the same as, or substantially similar to, the policies of directors’ and officers’ liability insurance coverage maintained by Parent for the benefit of Parent’s directors and officers.

      (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity or such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, or otherwise dissolves or liquidates, then and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or Parent, in the case of a dissolution or liquidation) shall assume the obligations set forth in this Section 6.8.

      (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, and his or her representatives.

      SECTION 6.9     Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time so as to cause the conditions set forth in Article VII hereof to fail to be satisfied, or (ii) any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder so as to cause the conditions set forth in Article VII hereof to fail to be satisfied; provided, however, that the delivery of any notice pursuant to this

Section 6.9 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      SECTION 6.10     Tax-Free Reorganization Treatment. The parties hereto intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of the parties hereto shall, and shall cause its respective subsidiaries to, use its commercially reasonable efforts to cause the Merger to so qualify. The parties will use their commercially reasonable efforts to cause the opinions of counsel contemplated by Sections 7.2(d) and 7.3(d) to be timely delivered, including providing all supporting representations reasonably requested by such counsel and substantially in the form of EXHIBITS C and D hereto.

      SECTION 6.11     Employee Matters.

      (a) Parent shall assume the Company Stock Options at the Effective Time.

      (b) At the Effective Time, employees of the Company and its domestic subsidiaries immediately prior to the Effective Time (the “COMPANY EMPLOYEES”) will become employees of the Surviving Corporation. At the Effective Time, employees of the Company’s foreign subsidiaries immediately prior to the Effective Time (the “SUBSIDIARY EMPLOYEES”) will remain employees of such subsidiaries.

      (c) The Company Employees and Subsidiary Employees will be eligible to participate in Parent’s applicable employee benefit plans, as such plans may be in effect from time to time, as soon as administratively convenient (as determined in Parent’s sole discretion) after the Effective Time (the “Benefits Integration Date”). Until the Benefits Integration Date and except as contemplated by this Agreement, Parent will and will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of each Company Benefit Plan and Company Employee Arrangement; provided that prior to the Effective Time and subject to Section 5.1, the Company shall have the right at any time to amend or terminate any such Company Benefit Plan or Company Employee Arrangement in accordance with its terms. Following the Benefits Integration Date, with respect to each plan maintained by Parent in which any Company Employee or Subsidiary Employee participates (each, a “Parent Plan”) that is an “employee benefit plan” as defined in Section 3(3) of ERISA, for purposes of eligibility to participate, vesting and, solely with respect to severance and vacation, level of benefit entitlement (including for purposes of benefits accrual during the last actual twelve months), service with the Company and its affiliates (or predecessor employers to the extent the Company and its affiliates provided past service credit) shall be treated as service with Parent to the same extent such service was counted under the corresponding Company Benefit Plan, if any; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive preexisting condition limitations to the same extent waived under the corresponding Company Benefit Plan. Company Employees and Subsidiary Employees shall be given credit under the applicable Parent Plan for amounts paid under a corresponding Company Benefit Plan during the same period as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

      (d) Effective as of the Effective Time, Parent shall enter into and/or assume employment agreements with the executive officers and employees of Company and its subsidiaries identified in Section 6.11(d) of the Company Disclosure Schedule, upon the terms and conditions agreed between the parties.

      (e) Upon the request of Parent, the Company Board shall adopt a resolution terminating the Company’s 401(k) plan and 100% vesting of participants’ accounts in the plan as of the Benefits Integration Date. In addition, upon the request of Parent, the Company shall take appropriate action to terminate its 401(k) plan and shall seek a determination of termination from the IRS regarding the qualified status of such 401(k) plan, all as of the Benefits Integration Date.

      SECTION 6.12     Fees and Expenses. Whether or not the Merger is consummated, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such Expenses, except (a) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement and the S-4, which shall be shared equally by the Company and Parent, and (b) if applicable, as provided in Section 8.5(b). As used in this Agreement, “EXPENSES” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Joint Proxy Statement and the S-4 and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

      SECTION 6.13     Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

      SECTION 6.14     Parent Board Seats. At the Effective Time, Parent shall have taken all action necessary as allowed under applicable Law, its certificate of incorporation and bylaws to (i) increase the size of the Parent Board to seven (7) members and (ii) amend its bylaws to allow the Parent Board to increase the number of directors on the Parent Board to nine (9) members without additional stockholder approval. In the Joint Proxy Statement, the Parent Board shall nominate as directors of Parent the following individuals for election by Parent’s stockholders at the Parent Stockholder Meeting: Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber (collectively, the “DIRECTOR NOMINEES”).

      SECTION 6.15     Registration of Options. As soon as reasonably practicable following the Effective Time, Parent shall register all shares of Parent Common Stock underlying each Assumed Stock Option with the SEC on form S-8, and with all states required by applicable state “blue sky” laws.

      SECTION 6.16     Restated Certificate. Prior to the Effective Time, Parent’s stockholders shall have approved the amended and restated certificate of incorporation of Parent, in a form mutually agreed upon by Parent and Company (the “RESTATED CERTIFICATE”), pursuant to which Parent, among other things, shall (i) effectuate a reverse stock split of the Parent Common Stock on a 1 for 4 basis, the result of which will be to reduce to 25,000,000 or fewer the number of shares of Parent Common Stock that will be issued and outstanding immediately prior to the Effective Time and the consummation of the transactions contemplated by this Agreement (the “REVERSE SPLIT”), (ii) increase the authorized shares of Parent Common Stock to 125,000,000, and (iii) authorize 10,000,000 shares of preferred stock, which is the number of preferred stock authorized under the Certificate of Incorporation of Parent as of the date hereof.

      SECTION 6.17     Lock-Up Agreements. Prior to the Closing Date, the Company shall deliver to Parent a Lock-Up Agreement, substantially in the form attached as EXHIBIT B (a “LOCK-UP AGREEMENT”), executed by each officer and director of the Company and each beneficial owner of Company Common Stock who will either serve as an executive officer or director of Parent or the Surviving Corporation, or who will own beneficially at least 10% of the issued and outstanding Parent Common Stock (calculated on a post-closing basis) following the Merger (each, a “COMPANY INSIDER”). Prior to the Closing Date, Parent shall have received a Lock-Up Agreement executed by each officer and director of Parent, and each beneficial owner of Parent Common Stock, who will either serve as an executive officer or director of Parent or the Surviving Corporation, or who will own beneficially at least 10% of the issued and outstanding Parent Common Stock (calculated on a post-closing basis), following the Merger (each, a “PARENT INSIDER”).

      SECTION 6.18     Director and Officer Insurance. On or before the Closing Date, Parent shall have obtained customary director and officer insurance, which shall provide claims coverage of a minimum of $2,000,000 per claim.

      SECTION 6.19     Waiver of Change of Control Provisions. On or before the Closing Date, except for William C. Gibbs, Mitchell Edwards, Shelly Singhal, and Edward Mooney, the Company shall have obtained all consents and waivers necessary, and taken such other actions as may be reasonably determined by Parent to be necessary (including the adoption by the Company Board of appropriate resolutions), to ensure that, with respect to each holder of Company Stock Options or Company Warrants, in each case entitling such holder to purchase 15,000 or more shares of Company Common Stock, no rights to acquire shares of Company Common Stock pursuant to such Company Stock Options or Company Warrants shall become fully vested and exercisable, and no rights to receive any payments under or pursuant to Company Employment Agreements shall accrue, as a result of the consummation of the transactions contemplated by this Agreement.

      SECTION 6.20     Amendment to 2000 Incentive Plan. Prior to the Closing Date, Parent’s stockholders shall have approved an amendment to the 2000 Incentive Plan whereby the aggregate share limit under the 2000 Incentive Plan is increased by an additional 3,500,000 shares, for a proposed new aggregate share limit under the 2000 Incentive Plan of 5,500,000 shares (the “2000 INCENTIVE PLAN AMENDMENT”).

      SECTION 6.21     Termination of the Stockholder Rights Agreements; Waiver of Change in Control Provisions. Prior to the Closing Date, (i) Parent and all other parties thereto shall have terminated all stockholder rights agreements with its stockholders including, but not limited to, that certain Investor Rights Agreement, by and among Parent, East-West Capital Associates, Inc. and the other parties thereto dated as of June 12, 2002 (collectively, the “STOCKHOLDER RIGHTS AGREEMENTS”), pursuant to the terms of such Stockholder Rights Agreements or by such other appropriate means as are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole, (ii) Parent shall have obtained all consents and waivers necessary, and taken such other actions as may be reasonably determined by the Company to be necessary (including the adoption by the Parent Board of appropriate resolutions), to ensure that, with respect to each holder of Parent Stock Options or Parent Warrants, in each case entitling such holder to purchase 15,000 or more shares of Parent Common Stock, no rights to acquire shares of Parent Common Stock pursuant to such Parent Stock Options or Parent Warrants shall become fully vested and exercisable, and no rights to receive any payments under or pursuant to Parent Employment Agreements shall accrue, as a result of the consummation of the transactions contemplated by this Agreement, and (iii) Parent shall have obtained all consents and waivers necessary, and taken such other actions as may be reasonably determined by the Company to be necessary, to ensure that (A) no rights to receive any payments under that certain Subordinated Promissory Note by Parent in favor of Radical Communication, Inc., dated September 12, 2001, for the principal amount of One Million Dollars ($1,000,000) shall accrue or otherwise accelerate, as a result of the consummation of the transactions contemplated by this Agreement, and (B) no rights to anti-dilution protection under that certain Warrant to Purchase Shares of Common Stock of Parent, dated September 30, 1999, issued to @Onex LLC, shall be triggered as a result of the consummation of the transactions contemplated by this Agreement.

      SECTION 6.22     Antitakeover Laws. Neither the Company, Parent nor Merger Sub shall take any action that would cause the Merger or the other transactions contemplated by this Agreement to be subject to the requirements of the antitakeover Laws of any state. If the antitakeover Laws of any state shall become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of such antitakeover Laws on the Merger and the other transactions contemplated by this Agreement.

      SECTION 6.23     Voting Agreements. Prior to the initial filing with the SEC of the documents referred to in Section 6.1, the Company shall deliver to Parent a Voting Agreement, substantially in the form attached as EXHIBIT A1, executed by Paul Anderson, Brad Crawford, Tyler Thompson, Troy Kearl, Matt Green, and Jade Millington, collectively who own in excess of 50% of the issued and outstanding Company Common Stock as of the date hereof. Prior to the filing with the SEC of the documents referred to in Section 6.1, Parent shall have received a Voting Agreement, substantially in the form attached as EXHIBIT A2, executed by beneficial owners of Parent Common Stock collectively owning beneficially at least 50% of the issued and outstanding Parent Common Stock as of the date hereof.

      SECTION 6.24     Delivery of Disclosure Schedules. The parties acknowledge that the Company has delivered to Parent an initial draft, dated June 18, 2002, of the Company Disclosure Schedule (the

“DISCLOSURE DRAFT”). Prior to the initial filing with the SEC of the documents referred to in Section 6.1, the Company shall deliver to Parent the Company Disclosure Schedule in final form and all contracts, agreements, and documents referred to therein not previously delivered to Parent, in form and substance reasonably satisfactory to Parent. Any provision in this Agreement indicating that such materials and information have previously been provided to Parent or Merger Sub, or will be provided to such parties hereafter, shall be deemed to require delivery of such materials and information prior to the initial filing with SEC of the documents referred to in Section 6.1.

      SECTION 6.25     Master Contingent Warrant Agreement. Prior to the filing with the SEC of the documents referred to in Section 6.1, the Company and Parent shall have finalized the form of Master Contingent Warrant Agreement, a true and complete copy of which shall be attached hereto as EXHIBIT E.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

      SECTION 7.1     Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a) The Merger shall have been approved and adopted by the Parent Requisite Vote and the Company Requisite Vote.

(b) There shall not be in effect any Law of any Governmental Entity of competent jurisdiction restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement and no Governmental Entity shall have instituted any proceeding which continues to be pending seeking any such Law.

(c) There shall be an absence of any pending or threatened litigation regarding this Agreement or the transactions contemplated hereby.

(d) The S-4 shall have been declared effective by the SEC and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued and no action, suit, proceeding or investigation by the SEC or any state securities administrator to suspend the effectiveness thereof shall have been threatened, initiated and be continuing.

      SECTION 7.2     Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following additional conditions, any or all of which may be waived in whole or in part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

(a) The representations and warranties of the Company contained herein shall have been true in all respects when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date), except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

(b) The Company shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by the President or any Vice President of the Company certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

(d) Parent shall have received an opinion of Morrison & Foerster, LLP, dated the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. The issuance of such opinion shall be conditioned on the receipt by such counsel of representation letters from each of Parent, Merger Sub and the Company, substantially in the forms attached hereto as EXHIBITS C and D in each case, in form and substance reasonably satisfactory to Morrison & Foerster, LLP. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(e) All authorizations, consents or approvals of any Governmental Entity (other than those specified in Section 7.1(b)) required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or, were such effect applied to the Surviving Corporation and its subsidiaries, is reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole), except for such authorizations, consents or approvals, the failure of which to have been obtained is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or, were such effect applied to the Surviving Corporation and its subsidiaries, is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole).

(f) All authorizations, consents or approvals of any third parties (other than those specified in Section 7.2(e)) identified in the Company Disclosure Schedule required for the Company to consummate the Merger and the other transactions contemplated hereby shall have been obtained, except for such authorizations, consents or approvals, the failure of which to have been made or obtained is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or, were such effect applied to the Surviving Corporation and its subsidiaries, is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole).

(g) Parent shall have received a Lock-Up Agreement executed by each Company Insider and Parent Insider.

(h) Stockholders of the Company holding no more than five percent (5%) of the Company Common Stock shall have elected any appraisal rights or associated payments under Sections 92A-420 and 92A-440 of the NGCL.

(i) Parent shall have received an opinion, dated the Closing Date, from Snell & Wilmer, L.L.P., counsel to the Company, in the form reasonably acceptable to Parent and its legal counsel regarding the due authorization of the Company entering and performing this Agreement and the Merger, enforceability of this Agreement and the Merger, and no conflicts with the articles of incorporation or bylaws of the Company.

(j) All consents, waivers and other actions referred to in Section 6.19 shall have been obtained and/or taken as provided therein.

      SECTION 7.3     Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) The representations and warranties of Parent and Merger Sub contained herein shall have been true in all respects when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall speak only as of the specified date), except where the failure to be true, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

(b) Parent shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by the President or Chief Financial Officer of Parent certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

(d) The Company shall have received an opinion of Snell & Wilmer, L.L.P., dated the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. The issuance of such opinion shall be conditioned on the receipt by such counsel of representation letters from each of Parent, Merger Sub and the Company, substantially in the forms attached hereto as EXHIBITS C and D in each case, in form and substance reasonably satisfactory to Snell & Wilmer, L.L.P. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

(e) All authorizations, consents or approvals of any Governmental Entity (other than those specified in Section 7.1(b)) required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been obtained, without any limitation, restriction or condition that is reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole (or, were such effect applied to Parent and its subsidiaries giving effect to the Merger, is reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries (including the Surviving Corporation) taken as a whole), except for such authorizations, consents or approvals, the failure of which to have been obtained is not reasonably expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole (or, were such effect applied to Parent and its subsidiaries giving effect to the Merger, is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries (including the Surviving Corporation) taken as a whole).

(f) All authorizations, consents or approvals of any third parties (other than those specified in Section 7.3(e)) identified in the Parent Disclosure Schedule required for Parent to consummate the Merger and the other transactions contemplated hereby shall have been obtained, except for such authorizations, consents or approvals, the failure of which to have been made or obtained is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole (or, were such effect applied to Parent and its subsidiaries giving effect to the Merger, is not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries (including the Surviving Corporation) taken as a whole).

(g) The Company shall have received an opinion, dated the Closing Date, from Morrison & Foerster, LLP, counsel to Parent, in the form reasonably acceptable to the Company and its legal counsel regarding the due authorization of Parent and Merger Sub entering and performing this Agreement and the Merger, enforceability of this Agreement and the Merger, and no conflicts with the certificate of incorporation or bylaws of Parent or Merger Sub.

(h) Parent will have a minimum of one million five hundred thousand dollars ($1,500,000) in cash on hand.

(i) Parent will have executed and/or assumed employment agreements with those executive officers and employees of the Company and its subsidiaries identified in Section 6.11(d) of the Company Disclosure Schedule, as provided in Section 6.11(d) of this Agreement.

(j) Parent shall have received a Lock-Up Agreement executed by each Company Insider and Parent Insider.

(k) Parent’s stockholders shall have elected the Director Nominees and approved each of the Proposals.

(l) All consents or agreements of holders of the Convertible Notes shall have been obtained by the Company to give effect to the terms and conditions of Section 2.3.

(m) All consents, waivers, terminations and other actions referred to in Section 6.21 shall have been obtained and/or taken as provided therein.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

      SECTION 8.1     Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Parent Requisite Vote and Company Requisite Vote referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

      SECTION 8.2     Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by September 30, 2002, whether such date is before or after the later of the date of approval of the Merger by the Parent Requisite Vote and the Company Requisite Vote (the “TERMINATION DATE”); provided, however, that if either Parent or the Company reasonably determines in good faith that additional time is necessary in connection with obtaining any consent, registration, approval, permit or authorization required to be obtained from any Governmental Entity, the Termination Date may be extended by Parent or the Company from time to time by written notice to the other party to a date not beyond October 30, 2002;

(b) the Parent Requisite Vote shall not have been obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof;

(c) the Company Requisite Vote shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof;

(d) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by both the Parent Requisite Vote and the Company Requisite Vote);

(e) any Governmental Entity shall have failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill the conditions set forth in Sections 7.1(b), 7.2(e) and 7.3(e), as applicable, and such denial of a request to issue such order, decree or ruling or take such other action shall have been final and nonappealable; or

(f) if the Company Disclosure Schedule is not delivered to Parent, and accepted by Parent, as provided in Section 6.24, and/or the Company Disclosure Schedule as so delivered contains any material adverse information not previously disclosed in the Disclosure Draft.

provided, however, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

      SECTION 8.3     Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board:

(a) if (i) the Company Stockholder Meeting shall not have been held and completed, (ii) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (iii) during the three business day period after the

Company’s notice, (A) the Company shall have negotiated with, and shall have caused its respective financial and legal advisors to negotiate with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby and (B) the Company Board shall have concluded, after considering the results of such negotiations, that any Superior Proposal giving rise to the Company’s notice continues to be a Superior Proposal. The Company may not effect such termination unless contemporaneously therewith the Company pays to Parent in immediately available funds the fees required to be paid pursuant to Section 8.5(d). The Company agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the day following the third business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

(b) if either (i) Parent enters into a binding agreement for a Superior Proposal, or (ii) the Parent Board shall have withdrawn or adversely modified its approval or recommendation of the Merger;

(c) if Parent’s representations and warranties set forth in Section 4.2 are not correct in any material respect; or

(d) if there is a breach by Parent or Merger Sub of any other representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.3(a) or 7.3(b) to be incapable of being satisfied as of the Termination Date.

      SECTION 8.4     Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a) if (i) the Parent Stockholder Meeting shall not have been held and completed, (ii) the Parent Board authorizes Parent, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Parent notifies the Company in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (iii) during the three business day period after Parent’s notice, (A) Parent shall have negotiated with, and shall have caused its respective financial and legal advisors to negotiate with, the Company to attempt to make such adjustments in the terms and conditions of this Agreement as would enable Parent to proceed with the transactions contemplated hereby and (B) the Parent Board shall have concluded, after considering the results of such negotiations, that any Superior Proposal giving rise to Parent’s notice continues to be a Superior Proposal. Parent may not effect such termination unless contemporaneously therewith Parent pays to the Company in immediately available funds the fees required to be paid pursuant to Section 8.5(b). Parent agrees (x) that it will not enter into a binding agreement referred to in clause (ii) above until at least the day following the third business day after it has provided the notice to the Company required thereby and (y) to notify the Company promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

(b) if either (i) the Company enters into a binding agreement for a Superior Proposal, or (ii) the Company Board shall have withdrawn or adversely modified its approval or recommendation of the Merger;

(c) if the Company’s representations and warranties set forth in Section 3.2 are not correct in any material respect; or

(d) there is a breach by the Company of any other representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.2(a) or 7.2(b) to be incapable of being satisfied as of the Termination Date.

      SECTION 8.5     Effect of Termination and Abandonment.

      (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than Sections 5.3(c), 6.12 and 8.5, and Article IX) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

      (b) In the event that (i) a bona fide Acquisition Proposal shall have been made or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal in respect of Parent or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) or 8.2(c) or by the Company pursuant to Section 8.3(d) as a result of a material breach by Parent of any of the covenants set forth in Section 6.6 hereof (provided that within 9 months of the termination of this Agreement any Acquisition Proposal by a third party is entered into, agreed to, or consummated by Parent) or (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a), or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(b)(i), or (iv) this Agreement is terminated by the Company pursuant to Section 8.3(b)(ii) and, within 9 months of such termination, any Acquisition Proposal by any third party is entered into, agreed to or consummated by Parent, then Parent shall pay the Company a termination fee equal to the sum of (A) $100,000, and (B) all reasonable and documented fees and expenses incurred by Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements to be executed in connection herewith, in same-day funds, on the date of such termination, in the case of clause (ii) or (iii), or on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i) or (iv).

      (c) Parent acknowledges that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to Section 8.5(b), and, in order to obtain such payment, the Company commences a suit which results in a judgment against Parent for the fee set forth in this Section 8.5, Parent shall pay to the Company its costs and expenses (including, attorneys’ fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period.

      (d) In the event that (i) a bona fide Acquisition Proposal shall have been made or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal in respect of the Company or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) or 8.2(c) or by Parent pursuant to Section 8.4(d) as a result of a material breach by the Company of any of the covenants set forth in Section 6.6 hereof (provided that within 9 months of the termination of this Agreement any Acquisition Proposal by a third party is entered into, agreed to, or consummated by the Company) or (ii) this Agreement is terminated by the Company pursuant to Section 8.3(a), or (iii) this Agreement is terminated by Parent pursuant to Section 8.4(b)(i), or (iv) this Agreement is terminated by Parent pursuant to Section 8.4(b)(ii) and, within 9 months of such termination, any Acquisition Proposal by any third party is entered into, agreed to or consummated by the Company, then the Company shall pay Parent a termination fee equal to the sum of (A) $100,000, and (B) all reasonable and documented fees and expenses incurred by Parent in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements to be executed in connection herewith, in same-day funds, on the date of such termination, in the case of clause (ii) or (iii), or on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (i) or (iv).

      (e) The Company acknowledges that the agreements contained in Section 8.5(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(d), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.5, the Company shall pay to Parent its costs and expenses (including, attorneys’ fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period.

      (f) Without limiting the terms of this Section 8.5, the parties agree that no termination fee shall be due pursuant to this Section as a result of the termination of this Agreement by either Parent or the Company solely as a result of the failure of a closing condition set forth in Article VII herein.

      SECTION 8.6     Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by both the Parent Requisite Vote and the Company Requisite Vote but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

      SECTION 8.7     Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX

MISCELLANEOUS

      SECTION 9.1     Entire Agreement; Assignment.

      (a) This Agreement (including exhibits, schedules (including the Company Disclosure Schedule and the Parent Disclosure Schedule), documents and instruments referred to herein) constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties in respect of the subject matter hereof, other than the Non-Disclosure Agreement (which shall remain in effect).

      (b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and permitted assigns.

      SECTION 9.2     Nonsurvival of Representations and Warranties. The representations and warranties made herein by the parties hereto shall not survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

      SECTION 9.3     Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) five business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof with the person indicated below to whose attention the same is to be delivered, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Merger Sub or to Parent, to:	MindArrow Systems, Inc. 2120 Main Street Huntington Beach, CA 92648 Attention: Chief Executive Officer Facsimile No.: (714) 536-6280 Telephone No.: (714) 536-6200

with copies to:	Morrison & Foerster LLP 1925 Century Park East, Suite 2200 Los Angeles, CA 90067 Attention: Kelly C. Crabb Facsimile No.: (310) 203-4040 Telephone No.: (310) 203-4003

if to the Company, to:	Category 5 Technologies, Inc. 2755 East Cottonwood Parkway, 4th Floor Salt Lake City, UT 84121 Attention: Chief Executive Officer Facsimile No.: (801) 365-0465 Telephone No.: (801) 365-0455

with a copy to:	Snell & Wilmer, L.L.P. 15 West South Temple, Suite 1200 Gateway Tower West Salt Lake City, Utah 84101 Attention: Dave F. Evans Facsimile: (801) 257-1800 Telephone No.: (801) 257-1900

or to such other address or facsimile number as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

      SECTION 9.4     Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of California, without giving effect to the choice of Law principles thereof.

      SECTION 9.5     Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

      SECTION 9.6     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other person is entitled to rely on any of the representations, warranties and agreements of the parties contained in this Agreement.

      SECTION 9.7     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

      SECTION 9.8     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in Los Angeles County or Orange County in the State of California or in Salt Lake County in the State of Utah or in any California state court located in Los Angeles County or Orange County or in any Utah state court located in Salt Lake County, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court located in Los Angeles County or Orange County in the State of California or in Salt Lake County in the State of Utah in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in Los Angeles County or Orange County in the State of California or in Salt Lake County in the State of Utah.

      SECTION 9.9     Counterparts. This Agreement may be executed in two or more counterparts by manual or facsimile signature, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      SECTION 9.10     Interpretation.

      (a) The words “hereof,” “herein,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and schedule references are to the articles, sections, paragraphs, exhibits, and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” the word “or” shall mean “and/or.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

      (b) The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 12, 2002. The phrase “made available” in this Agreement shall mean that the information referred to has been actually delivered to the party to whom such information is to be made available.

      (c) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

      SECTION 9.11     Definitions. As used herein,

      (a) “BENEFICIAL OWNERSHIP” or “BENEFICIALLY OWN” has the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

      (b) “BUSINESS DAY” shall mean any day other than Saturday, Sunday or any day on which banks in Los Angeles, California are required or authorized by Law to be closed for business.

      (c) “KNOW” or “KNOWLEDGE” means, in respect of any party, the actual knowledge of the officers and employees of such party actively participating in the negotiation of this Agreement and related due diligence activities, without any requirement to undertake an independent investigation, provided that, (i) in the case of the Company, such officers and employees shall be limited to those persons named in Section 9.11(c) of the Company Disclosure Schedule and (ii) in the case of Parent, such officers and employees shall be limited to those persons named in Section 9.11(c) of the Parent Disclosure Schedule.

      (d) “MATERIAL ADVERSE EFFECT” means in respect of any entity, any material adverse effect on (i) the assets, properties, financial condition or results of operations of such entity and its subsidiaries taken as a whole, other than any change, circumstance, effect or development (A) relating to the Internet-based software and services industry or economy in general (it being understood that this clause (A) shall not exclude, in the case of any Material Adverse Effect with respect to either party, any change, circumstance, effect or development relating to the Internet-based software and services industry or economy in general in any location in which such party operates or owns assets that materially and disproportionately impacts such party), (B) arising out of or resulting from actions contemplated by the parties in connection with, or which is attributable to, the announcement of this Agreement and the transactions contemplated hereby (including loss of customers, suppliers or employees or the delay or cancellation of orders for products), or (C) any stockholder litigation or litigation by any Governmental Entity, in each case brought or threatened against such entity or any member of its board of directors in respect of this Agreement or the transactions contemplated hereby; provided that any change in the market price or trading volume of the Company Common Stock or Parent Common Stock shall not, in and of itself, constitute a Material Adverse Effect, or (ii) the ability of such party to consummate the transactions contemplated by this Agreement.

      (e) “PERSON” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

      (f) “SUBSIDIARY” means, in respect of any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such other party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions in respect of such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

CATEGORY 5 TECHNOLOGIES, INC.

By:	/s/ PAUL ANDERSON

Name: Paul Anderson
Title: Acting Chief Executive Officer

MINDARROW SYSTEMS, INC.

By:	/s/ ROBERT WEBBER

Name: Robert Webber
Title: Chief Executive Officer

MINDARROW ACQUISITION CORP.

By:	/s/ ROBERT WEBBER

Name: Robert Webber
Title: President

EXHIBIT A1

VOTING AGREEMENT

      MindArrow Systems, Inc., a Delaware corporation (“Parent”), MindArrow Acquisition Corp., a Delaware corporation (“Merger Sub”), and Category 5 Technologies, Inc., a Nevada corporation (the “Company”), have entered into that certain Agreement and Plan of Merger, dated as of July 12, 2002 (the “Merger Agreement”), pursuant to which the Company, upon the terms and subject to the conditions thereof, will merge with and into Merger Sub (the “Merger”), and each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. In consideration of the foregoing, each of the undersigned holders (each, a “Stockholder”) of shares of Company Common Stock agrees with each of Parent, Merger Sub and the Company as follows:

1. During the period (the “Agreement Period”) beginning on the date hereof and ending on the earlier of (i) the Effective Time, or (ii) the date of termination of the Merger Agreement in accordance with its terms, each Stockholder hereby agrees to vote the shares of Company Common Stock set forth opposite its name in SCHEDULE A hereto (the “Schedule A Securities”) to approve and adopt the Merger Agreement and the Merger (provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including any adjournment thereof) or written consent is adopted prior to the termination of the Agreement Period.

2. During the Agreement Period, each Stockholder hereby agrees that such Stockholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Schedule A Securities in any manner inconsistent with the obligations of such Stockholder under this Agreement.

3. Each Stockholder hereby represents and warrants to Parent and Merger Sub that as of the date hereof:

(a) Such Stockholder (i) owns beneficially all of the shares of Company Common Stock set forth opposite the Stockholder’s name in SCHEDULE A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person, and (iii) has not entered into any voting agreement or other similar agreement with or granted any person any proxy (revocable or irrevocable) in respect of such shares (other than this Voting Agreement).

(b) This Voting Agreement is the valid and binding agreement of such Stockholder.

(c) No investment banker, broker or finder is entitled to a commission or fee from such Stockholder or the Company in respect of this Voting Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

4. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

5. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

6. The parties hereto agree that if, for any reason, any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Voting Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

7. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of California.

8. Each Stockholder will, upon request, execute and deliver any additional documents deemed by the Company to be reasonably necessary or desirable to complete and effectuate the covenants contained herein.

9. This Agreement shall terminate upon the termination of the Agreement Period.

10. No Stockholder shall sell, assign, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding in respect of the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Schedule A Securities during the term of this Agreement unless such Stockholder first provides written notice thereof to Parent and obtains a written agreement of the proposed transferee to be bound by the terms of this Agreement.

11. Parent, Merger Sub and the Company understand and agree that this Agreement pertains only to each Stockholder and not to any of its affiliates, if any, or advisers.

12. Parent, Merger Sub and the Company severally, but not jointly, represent and warrant to each Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Common Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business, and except for amounts payable to officers, directors or employees in connection with or pursuant to any options or option, stock purchase, stock ownership or other employee benefit plans or agreements).

13. Neither Parent, Merger Sub nor the Company will enter into any agreement with any other stockholder of the Company having a purpose or effect substantially similar to that of this Voting Agreement on financial terms (in respect of such other stockholder) more favorable than the terms of this Voting Agreement.

14. Any Stockholder who is also a director or officer of the Company will not, by execution of this Agreement, be precluded from exercising his fiduciary duties under applicable Law in his capacity as a director or officer with respect to the Company and nothing herein will limit or affect, or give rise to any liability to a Stockholder by virtue of any actions taken by such Stockholder in his or her capacity as a director or officer of the Company.

15. Nothing contained in this Voting Agreement shall be deemed to vest in Parent, Merger Sub or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Schedule A Securities. All rights, ownership and economic benefits of and relating to the Schedule A Securities shall remain and belong to the applicable Stockholder and neither Parent, Merger Sub nor the Company shall have any power or authority to direct any Stockholder in the voting of any Schedule A Securities or the performance by any Stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein.

16. All capitalized terms, not otherwise defined herein, shall have the meanings set forth in the Merger Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of July      , 2002.

MINDARROW SYSTEMS, INC.,
a Delaware corporation

By:

Name:
Title:

MINDARROW ACQUISITION CORP.,
A Delaware corporation

By:

Name:
Title:

CATEGORY 5 TECHNOLOGIES, INC.,
a Nevada corporation

By:

Name:
Title:

STOCKHOLDERS:

SCHEDULE A

TO
VOTING AGREEMENT

Stockholder	Class	Number of Shares

EXHIBIT A2

VOTING AGREEMENT

      MindArrow Systems, Inc., a Delaware corporation (“Parent”), MindArrow Acquisition Corp., a Delaware corporation (“Merger Sub”), and Category 5 Technologies, Inc., a Nevada corporation (the “Company”), have entered into that certain Agreement and Plan of Merger, dated as of July 12, 2002 (the “Merger Agreement”), pursuant to which the Company, upon the terms and subject to the conditions thereof, will merge with and into Merger Sub (the “Merger”), and each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. In consideration of the foregoing, each of the undersigned holders (each, a “Stockholder”) of shares of Parent Common Stock agrees with each of Parent, Merger Sub and the Company as follows:

1. During the period (the “Agreement Period”) beginning on the date hereof and ending on the earlier of (i) the Effective Time, or (ii) the date of termination of the Merger Agreement in accordance with its terms, each Stockholder hereby agrees to vote the shares of Parent Common Stock set forth opposite its name in SCHEDULE A hereto (the “Schedule A Securities”) to approve and adopt the Merger Agreement and the Merger (provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of Parent, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of Parent so long as such meeting is held (including any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

2. During the Agreement Period, each Stockholder hereby further agrees to vote the Schedule A Securities to (i) elect each of the Director Nominees, (ii) approve the Reverse Split, (iii) approve the 2000 Incentive Plan Amendment, and (iv) approve the Restated Certificate and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of Parent, and at any adjournment thereof or pursuant to action by written consent, at or by which such Director Nominees and Proposals, as appropriate, are submitted for the consideration and vote of the stockholders of Parent so long as such meeting is held (including any adjournment thereof) or written consent is adopted prior to the termination of the Agreement Period.

3. During the Agreement Period, each Stockholder hereby agrees that such Stockholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Schedule A Securities in any manner inconsistent with the obligations of such Stockholder under this Agreement.

4. Each Stockholder hereby represents and warrants to the Company that as of the date hereof:

(a) Such Stockholder (i) owns beneficially all of the shares of Parent Common Stock set forth opposite the Stockholder’s name in SCHEDULE A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person, and (iii) has not entered into any voting agreement or other similar agreement with or granted any person any proxy (revocable or irrevocable) in respect of such shares (other than this Voting Agreement).

(b) This Voting Agreement is the valid and binding agreement of such Stockholder.

(c) No investment banker, broker or finder is entitled to a commission or fee from such Stockholder, Parent or Merger Sub in respect of this Voting Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

5. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

6. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

7. The parties hereto agree that if, for any reason, any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Voting Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

8. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of California.

9. Each Stockholder will, upon request, execute and deliver any additional documents deemed by Parent to be reasonably necessary or desirable to complete and effectuate the covenants contained herein.

10. This Agreement shall terminate upon the termination of the Agreement Period.

11. No Stockholder shall sell, assign, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding in respect of the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Schedule A Securities during the term of this Agreement unless such Stockholder first provides written notice thereof to the Company and obtains a written agreement of the proposed transferee to be bound by the terms of this Agreement.

12. Parent, Merger Sub and the Company understand and agree that this Agreement pertains only to each Stockholder and not to any of its affiliates, if any, or advisers.

13. Parent, Merger Sub and the Company severally, but not jointly, represent and warrant to each Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Common Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business, and except for amounts payable to officers, directors or employees in connection with or pursuant to any options or option, stock purchase, stock ownership or other employee benefit plans or agreements).

14. Neither Parent, Merger Sub nor the Company will enter into any agreement with any other stockholder of Parent having a purpose or effect substantially similar to that of this Voting Agreement on financial terms (in respect of such other stockholder) more favorable than the terms of this Voting Agreement.

15. Any Stockholder who is also a director or officer of Parent will not, by execution of this Agreement, be precluded from exercising his fiduciary duties under applicable Law in his capacity as a director or officer with respect to Parent and nothing herein will limit or affect, or give rise to any liability to a Stockholder by virtue of any actions taken by such Stockholder in his or her capacity as a director or officer of Parent.

16. Nothing contained in this Voting Agreement shall be deemed to vest in Parent, Merger Sub or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Schedule A Securities. All rights, ownership and economic benefits of and relating to the Schedule A Securities shall remain and belong to the applicable Stockholder and neither Parent, Merger Sub nor the Company shall have any power or authority to direct any Stockholder in the voting of any Schedule A

Securities or the performance by any Stockholder of its duties or responsibilities as a stockholder of Parent, except as otherwise provided herein.

17. All capitalized terms, not otherwise defined herein, shall have the meanings set forth in the Merger Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of July      , 2002.

MINDARROW SYSTEMS, INC.,
a Delaware corporation

By:

Name:
Title:

MINDARROW ACQUISITION CORP.,
a Delaware corporation

By:

Name:
Title:

CATEGORY 5 TECHNOLOGIES, INC.,
a Nevada corporation

By:

Name:
Title:

STOCKHOLDERS:

SCHEDULE A

TO
VOTING AGREEMENT

Stockholder	Class	Number of Shares

EXHIBIT B

[FORM OF LOCK-UP AGREEMENT TO PARENT]

LOCK-UP AGREEMENT

MindArrow Systems, Inc.

101 Enterprise, Suite 340,
Aliso Viejo, California 92656
Attention: Chief Executive Officer

Dear Sir or Madam:

      1. In consideration of MindArrow Systems, Inc., a Delaware corporation (the “Parent”) entering into the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 12, 2002, among Category 5 Technologies, Inc., a Nevada corporation (the “Company”), Parent, and MindArrow Acquisition Corp., a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which the Company will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”), and for other good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned agrees that the undersigned will not, for a period of 12 months subsequent to the Effective Time of the Merger, offer, sell, contract to sell or otherwise dispose of any of (1) any options or warrants to purchase shares of Common Stock of Parent or (2) any shares of Common Stock of Parent, whether or not any of such options, warrants or shares are currently issued or outstanding, without prior written consent of Parent.

      2. Notwithstanding the foregoing, the undersigned may transfer any or all of such securities by bona fide gift, will or intestacy; provided that it shall be a condition to any such permitted transfer by bona fide gift, will, or intestacy that the transferee execute an agreement obliging such person to hold the transferred securities subject to the provisions of this Lock-Up Agreement.

      3. The undersigned hereby acknowledges that this Lock-Up Agreement is valid and binding notwithstanding any prior agreements relating to this matter and further agrees and consents to the entry of stop-transfer of shares of Common Stock of Parent held by the undersigned except in compliance with this Lock-Up Agreement. The undersigned also understands that Parent will proceed in executing the Merger Agreement in reliance on this Lock-Up Agreement.

      4. This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and permitted assigns of the undersigned.

      5. This Lock-Up Agreement shall lapse and become null and void upon the earlier of (i) the expiration of twelve (12) months following the Effective Time or (ii) the date on which the undersigned no longer qualifies as a [Company Insider] [Parent Insider], pursuant to any condition included in the definition thereof, as set forth in the Merger Agreement.

      6. All capitalized terms, not otherwise defined herein, shall have the meanings set forth in the Merger Agreement.

Signature:
Print Name:
Date:

EXHIBIT C

COMPANY CERTIFICATE

      In connection with the merger (the “MERGER”) of Category 5 Technologies, Inc., a Nevada corporation (the “COMPANY”), with and into MindArrow Acquisition Corp. (“MERGER SUB”), a Delaware corporation and a direct wholly owned subsidiary of MindArrow Systems, Inc., a Delaware corporation (“PARENT”), pursuant to the Agreement and Plan of Merger dated as of July 12, 2002 (the “MERGER AGREEMENT”), among the Company, Parent and Merger Sub, the Company hereby certifies the following (any capitalized terms used but not defined herein having the meaning given to such term in the Merger Agreement):

(a) The facts relating to the merger of the Company with and into Merger Sub pursuant to the Merger Agreement (the “MERGER”), as described in the Joint Proxy Statement, are, insofar as such facts pertain to the Company, true, correct and complete in all respects at the date hereof. The Merger will be carried out strictly in accordance with the Merger Agreement, and none of the material terms and conditions thereof have been or will be waived or modified.

(b) The consideration to be received in the Merger by the stockholders of the Company was the result of arm’s length bargaining between the managements of Parent and the Company. The fair market value of the common stock of Parent (“PARENT COMMON STOCK”), warrants to acquire shares of Parent Common Stock and any cash received in lieu of fractional shares to be received by each stockholder of the Company will be approximately equal to the fair market value of the common stock of Company (“COMPANY COMMON STOCK”) surrendered in the Merger.

(c) In the Merger, the holders of Company Common Stock will receive, in exchange for their Company Common Stock, the Merger Consideration. Except for the consideration described herein, no cash or other property originating with Parent or its affiliates has been or will be paid to the holders of Company Common Stock in exchange for Company Common Stock. As of the Effective Time, the Parent Common Stock issued in the Merger will have a value that is not less than 50% of the aggregate value of the Merger Consideration as of such time.

(d) The payment of cash in lieu of fractional shares of Parent Common Stock in the Merger is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares, if any, and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to holders of Company Common Stock instead of issuing fractions of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to holders of Company Common Stock in exchange for their Company Common Stock.

(e) Prior to and in connection with the Merger, no shares of Company Common Stock have been or will be (i) redeemed by the Company, (ii) acquired by a person related to the Company (within the meaning of Treasury Regulation Section 1.368-1(e)(3) determined without regard to Treasury Regulation Section 1.368-1(e)(3)(i)(A)) for consideration other than Parent Common Stock or Company Common Stock, or (iii) the subject of any extraordinary distribution by the Company.

(f) There is no plan or intention on the part of any stockholder of the Company who owns five percent or more of the Company Common Stock, and to the best knowledge of the Company there is no plan or intention on the part of any of the remaining stockholders of the Company, to sell, exchange or otherwise dispose of any Parent Common Stock to be received in the Merger by such holder directly or indirectly to Parent or to a person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) for consideration other than Parent Common Stock.

(g) The Surviving Corporation will pay the Company’s dissenting stockholders, if any, the value of their shares of Company Common Stock out of the Surviving Corporation’s own funds. No funds will be supplied for that purpose, directly or indirectly, by Parent nor will Parent directly or indirectly reimburse the Surviving Corporation for any payments to dissenters.

(h) The Company has no outstanding equity interests other than as described in Section 3.2 of the Merger Agreement. At the Effective Time, and following the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company.

(i) The Company has no plan or intention to issue additional shares of its stock.

(j) Except as set forth in Section 6.12 of the Merger Agreement, the Company and its stockholders will pay their respective expenses, if any, incurred in connection with the Merger. The Company has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Common Stock.

(k) The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code of 1986, as amended (the “CODE”).

(l) The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(m) There is no inter-corporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

(n) None of the compensation to be received by any stockholder-employee of the Company in the Merger will be separate consideration for, or allocable to, any of such person’s shares of Company Common Stock; none of the Parent Common Stock to be received by any stockholder-employee of the Company will be separate consideration for, or allocable to, any past or future services, and the compensation to be paid to any stockholder-employee after the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(o) In connection with the Merger, the Company has not sold, transferred or otherwise disposed of any of its assets as would prevent Parent from either continuing the historic business of the Company or using a significant portion of the Company’s historic business assets in a business following the Merger, both within the meaning of Treasury Regulation Section 1.368-1(d).

(p) On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

(q) In the Merger, Merger Sub will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to dissenters, amounts paid by the Company to stockholders who receive cash or other property in the Merger, amounts used by the Company to pay its reorganization expenses and those of its stockholders, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company immediately prior to the Merger.

(r) All options, warrants or rights to acquire shares of Company Common Stock were issued with an exercise price no less than fair market value at the time of issue.

(s) The Merger is being affected for bona fide business reasons, as described in the Joint Proxy Statement.

(t) None of the Company’s preferred stock is issued or outstanding.

(u) The liabilities of the Company assumed by Merger Sub and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of business.

(v) The Company will not take any position on any federal, state, or local income or franchise tax return, or take any tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization for federal income tax purposes, unless otherwise required by a “determination” (as defined by Section 1313(a)(1) of the Code) or by a change in law after the date hereof.

(w) The Merger Agreement (including all exhibits and attachments thereto) represents the full and complete agreement between Parent, Merger Sub and the Company regarding the Merger, and there are no other written or oral agreements regarding the Merger.

(x) Morrison & Foerster LLP and Snell & Wilmer LLP may rely, without further inquiry, on this Certificate in rendering their opinions as to certain United States federal income tax consequences of the Merger. We will promptly and timely inform Morrison & Foerster LLP and Snell & Wilmer LLP if, after signing this Certificate and before the Effective Time, we have reason to believe that any of the above certifications ceases to be true, correct and complete in any respect.

      IN WITNESS WHEREOF, the Company has executed this Certificate on this        day of                     , 2002.

CATEGORY 5 TECHNOLOGIES, INC.

By:

Name:
Title:

EXHIBIT D

PARENT CERTIFICATE

      In connection with the merger (the “MERGER”) of Category 5 Technologies, Inc., a Nevada corporation (the “COMPANY”), with and into MindArrow Acquisition Corp. (“MERGER Sub”), a Delaware corporation and a direct wholly owned subsidiary of MindArrow Systems, Inc., a Delaware corporation (“PARENT”), pursuant to the Agreement and Plan of Merger dated as of July 12, 2002 (the “MERGER AGREEMENT”), among Company, Parent and Merger Sub, Parent hereby certifies, on behalf of Parent and Merger Sub, the following (any capitalized terms used but not defined herein having the meaning given to such term in the Merger Agreement):

(a) The facts relating to the merger of the Company with and into Merger Sub pursuant to the Merger Agreement (the “MERGER”), as described in the Joint Proxy Statement, are, insofar as such facts pertain to the Company, true, correct and complete in all respects at the date hereof. The Merger will be carried out strictly in accordance with the Merger Agreement, and none of the material terms and conditions thereof have been or will be waived or modified.

(b) The consideration to be issued in the Merger to the stockholders of the Company was the result of arm’s length negotiation between the managements of Parent and the Company. The fair market value of the common stock of Parent (“PARENT COMMON STOCK”), warrants to acquire shares of Parent Common Stock and any cash in lieu of fractional shares to be received by each stockholder of the Company will be approximately equal to the fair market value of the common stock of Company (“COMPANY COMMON STOCK”) surrendered in the Merger.

(c) In the Merger, the holders of Company Common Stock will receive, in exchange for their Company Common Stock, the Merger Consideration. Except for the consideration described herein, no cash or other property originating with Parent or its affiliates has been or will be paid to the holders of Company Common Stock in exchange for Company Common Stock. As of the Effective Time, the Parent Common Stock issued in the Merger will have a value that is not less than 50% of the aggregate value of the Merger Consideration as of such time.

(d) The payment of cash in lieu of fractional shares of Parent Common Stock in the Merger is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares, if any, and does not represent separately bargained-for consideration.

(e) The Surviving Corporation will pay the Company’s dissenting stockholders, if any, the value of their shares of Company Common Stock out of the Surviving Corporation’s own funds. No funds will be supplied for that purpose, directly or indirectly, by Parent nor will Parent directly or indirectly reimburse the Surviving Corporation for any payments to dissenters.

(f) In the Merger, Merger Sub will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Company immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to dissenters, amounts paid by the Company to stockholders who receive cash or other property in the Merger, amounts used by the Company to pay its reorganization expenses and those of its stockholders, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company immediately prior to the Merger.

(g) Following the Merger, Parent will either continue the historic business of the Company or use a significant portion of the Company’s historic business assets in a business, both within the meaning of Treasury Regulation Section 1.368-1(d).

(h) Parent has no plan or intention to: (a) liquidate Merger Sub; (b) merge Merger Sub with or into another corporation; (c) sell, exchange, transfer or otherwise dispose of any stock of Merger Sub except for transfers described in Revenue Ruling 2001-24, 2001-22 I.R.B. 1290; or (d) cause Merger Sub to sell, exchange, transfer or otherwise dispose of any of the assets of the Company acquired in the

Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the “CODE”) or Treasury Regulations Section 1.368-2(k)(1).

(i) In connection with the Merger, neither Parent nor any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) will purchase, exchange, redeem or otherwise acquire (directly or indirectly) any Parent Common Stock issued to holders of Company Common Stock in the Merger for consideration other than Parent Common Stock, except for (i) cash paid in lieu of fractional shares of Parent Common Stock pursuant to the Merger and (ii) open market purchases pursuant to Parent’s stock repurchase program, if any, consistent with Revenue Ruling 99-58, 1999-2 C.B. 701.

(j) Except as set forth in Section 6.12 of the Merger Agreement, Parent and Merger Sub will pay their respective expenses, if any, incurred in connection with the Merger, and will not pay any of the expenses of the Company or of the stockholders of the Company incurred in connection with the Merger. Neither Parent nor Merger Sub has agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Company Common Stock.

(k) Neither Parent nor any person related to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) has owned during the past five (5) years any shares of stock of the Company.

(l) Neither Parent nor Merger Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

(m) Before the Merger, Parent will own one hundred percent (100%) of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger, and Merger Sub has not conducted business or other activities except in connection with the Merger. No stock or securities of Merger Sub will be issued in the Merger.

(n) Parent has no plan or intention to cause Merger Sub to issue additional shares of stock of Merger Sub that would result in Parent losing control of Merger Sub within the meaning of Section 368(c) of the Code. Prior to and immediately following the Merger, Merger Sub will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Merger Sub that, if exercised or converted, would affect Parent’s ownership or retention of control of Merger Sub within the meaning of Section 368(c) of the Code.

(o) There is no inter-corporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

(p) None of the compensation to be received by any stockholder-employee of the Company in the Merger will be separate consideration for, or allocable to, any of such person’s shares of Company Common Stock; none of the shares of Parent Common Stock to be received by any stockholder-employee of the Company will be separate consideration for, or allocable to, any past or future services; and the compensation to be paid to any stockholder-employee after the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(q) The Merger is being affected for bona fide business reasons, as described in the Joint Proxy Statement.

(r) Neither Parent nor Merger Sub will take any position on any federal, state, or local income or franchise tax return, or take any tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization for federal income tax purposes, unless otherwise required by a “determination” (as defined by Section 1313(a)(1) of the Code) or by a change in law after the date hereof.

(s) The Merger Agreement (including all exhibits and attachments thereto) represents the full and complete agreement between Parent, Merger Sub and the Company regarding the Merger, and there are no other written or oral agreements regarding the Merger.

(t) Morrison & Foerster LLP and Snell & Wilmer LLP may rely, without further inquiry, on this Certificate in rendering their opinions as to certain United States federal income tax consequences of the Merger. We will promptly and timely inform Morrison & Foerster LLP and Snell & Wilmer LLP if, after signing this Certificate and before the Effective Time, we have reason to believe that any of the above certifications ceases to be true, correct and complete in any respect.

      IN WITNESS WHEREOF, Parent has executed this Certificate on this       day of                     , 2002.

MINDARROW SYSTEMS, INC.

By:

Name:
Title:

EXHIBIT E

FORM OF MASTER CONTINGENT WARRANT AGREEMENT

      [A copy of the Master Contingent Warrant Agreement has been included as Appendix B to this joint proxy statement/prospectus.]

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

      This Amendment No. 1 (this “Amendment”) is made as of August 9, 2002 with reference to that certain Agreement and Plan of Merger dated as of July 12, 2002 (the “Merger Agreement”) among Category 5 Technologies, Inc., a Nevada corporation (the “Company”), MindArrow Systems, Inc., a Delaware corporation (“Parent”), and MindArrow Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”). Unless otherwise indicated herein, capitalized terms used in this Amendment without definition shall have the respective meanings specified in the Merger Agreement.

      WHEREAS the Company, Parent and Merger Sub desire to amend the Merger Agreement as provided below.

      NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.     AMENDMENTS TO THE MERGER AGREEMENT

      1.1.     Amendment to Section 2.3. Section 2.3 of the Merger Agreement is hereby amended by deleting the second sentence thereof.

      1.2.     Amendment to Section 3.2(a). The third sentence of Section 3.2(a) of the Merger Agreement is hereby amended by deleting the number “914,500” and substituting therefor “947,500”.

      1.3.     Amendment to Section 3.21. Section 3.21 of the Merger Agreement is hereby amended by deleting the name “vFinance Investments” and substituting therefor “SBI USA, LLC.”

      1.4.     Amendment to Section 4.3(b). Section 4.3(b) of the Merger Agreement is hereby amended to read in its entirety as follows:

(b) As of the date hereof, the Board of Directors of Parent (the “Parent Board”), by the requisite vote of those present (who constituted 100% of the directors then in office), with no dissenting votes, and the Board of Directors of Merger Sub, and Parent, as the sole stockholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by such Boards of Directors and by Parent, as the sole stockholder of Merger Sub, for the consummation of the transactions contemplated hereby, including the Merger, and the Parent Board has resolved (i) that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are advisable and fair to, and in the best interests of, Parent and its stockholders; and (ii) to recommend that the stockholders of Parent approve and adopt this Agreement and approve the Merger and the Reverse Split (as defined in Section 6.16) (collectively, the “Proposals”). The Parent Board has directed that the Proposals be submitted to the stockholders of Parent for their approval and adoption. The affirmative approval of the holders of Parent Shares representing a majority of the votes that may be cast by the holders of all outstanding Parent Shares as of the record date for Parent is the only vote of the holders of any class or series of capital stock of Parent necessary to approve and adopt the Proposals (the “Parent Requisite Vote”).

      1.5.     Amendment to Section 6.1. The first sentence of Section 6.1 of the Merger Agreement is hereby amended by deleting the phrase “(A) the Merger and the other Proposals and (B) the election of Director Nominees,” and substituting therefor “the Merger and the other Proposals”.

      1.6.     Amendment to Section 6.3. The first sentence of Section 6.3 of the Merger Agreement is hereby amended by deleting the phrase “(A) the approval and adoption of this Agreement and approval of the Merger and the other Proposals and related matters, and (B) election of the Director Nominees;” and substituting therefor “the approval and adoption of this Agreement, approval of the Merger, issuance of the Merger Consideration in connection with the Merger, approval of the Reverse Split and related matters”.

      1.7.     Amendment to Section 6.14. Section 6.14 of the Merger Agreement is hereby amended to read in its entirety as follows:

      SECTION 6.14     Parent Board Seats. At the Effective Time, Parent shall have taken all action necessary to (i) increase the size of the Parent Board to nine (9) members and (ii) constitute and/or elect as directors of Parent the following individuals: Merv Adelson, Paul Anderson, Bruce Maggin, Joseph N. Matlock, Jr., Joel Schoenfeld, Bruce Stein, Tyler Thompson and Robert I. Webber (collectively, the “Director Nominees”).

      1.8.     Amendment to Section 6.16. Section 6.16 of the Merger Agreement is hereby amended to read in its entirety as follows:

      SECTION 6.16     Reverse Split. Prior to the Effective Time, Parent’s stockholders shall have approved an amendment to the certificate of incorporation of Parent, pursuant to which the Parent Board shall be authorized (a) to effectuate a reverse stock split of the outstanding shares of Parent Common Stock by a ratio of up to 10-for-1 (with the Parent Board to determine the actual ratio as needed to comply with the minimum continuing listing standards of the Nasdaq SmallCap Market), with no fractional shares being issued as a result thereof, immediately after the Effective Time and the consummation of the transactions contemplated by this Agreement (the “Reverse Split”), or (b) to abandon the Reverse Split. An amended and restated certificate of incorporation of Parent, in a form mutually agreed upon by Parent and Company (the “Restated Certificate”), shall be filed with the Delaware Secretary to effect the Reverse Split; provided that the Restated Certificate shall effect no change in the amount of capital stock of Parent authorized under the certificate of incorporation of Parent as of the date hereof.

      1.9.     Amendment to Section 6.17. Section 6.17 of the Merger Agreement is hereby amended to read in its entirety as follows:

      SECTION 6.17     [Intentionally Omitted]

      1.10.     Amendment to Section 6.21(i). Clause (i) of Section 6.21 of the Merger Agreement is hereby amended to read in its entirety as follows:

(i) Parent and all other parties thereto shall have terminated all stockholder rights agreements with its stockholders (other than that certain Investor Rights Agreement, by and among Parent, East-West Capital Associates, Inc. and the other parties thereto dated as of June 12, 2002, as amended) (collectively, the “Stockholder Rights Agreements”), pursuant to the terms of such Stockholder Rights Agreements or by such other appropriate means as are not reasonably expected to have a Material Adverse Effect on Parent and its subsidiaries taken as a whole.

      1.11.     Amendment to Section 7.2(g). Section 7.2(g) of the Merger Agreement is hereby amended to read in its entirety as follows:

(g) [Intentionally Omitted]

      1.12.     Amendment to Section 7.3(j). Section 7.3(j) of the Merger Agreement is hereby amended to read in its entirety as follows:

(j) [Intentionally Omitted]

      1.13.     Amendment to Section 7.3(k). Section 7.3(k) of the Merger Agreement is hereby amended to read in its entirety as follows:

(k) The terms and conditions of Section 6.14 shall have been complied with and Parent’s stockholders shall have approved the Reverse Split.

      1.14.     Amendment to Section 7.3(l). Section 7.3(l) of the Merger Agreement is hereby amended to read in its entirety as follows:

(l) [Intentionally Omitted]

      1.15.     Amendments to Section 8.2(a). Section 8.2(a) of the Merger Agreement is hereby amended (a) by deleting the date “September 30, 2002” and substituting therefor “October 31, 2002” and (b) by deleting the date “October 30, 2002” and substituting therefor “November 30, 2002”.

      1.16.     Amendment to Exhibit B. Exhibit B of the Merger Agreement is hereby amended to read in its entirety as follows:

Exhibit B

[INTENTIONALLY OMITTED]

2.     EFFECTS OF THIS AMENDMENT

      2.1.     Reference to Merger Agreement. As of and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment.

      2.2.     No Other Effect. Except as specifically amended by this Amendment, each term, provision and condition of the Merger Agreement survives, remains and shall continue in full force and effect. Nothing in this Amendment shall be deemed to (a) constitute a waiver of compliance by any party to the Merger Agreement with respect to any term, provision or condition of the Merger Agreement, or (b) prejudice any right or remedy that any party to the Merger Agreement may now have or may have in the future under or in connection with the Merger Agreement.

3.     MISCELLANEOUS

      3.1.     Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of California, without giving effect to the choice of Law principles thereof.

      3.2.     Counterparts. This Amendment may be executed in two or more counterparts by manual or facsimile signature, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

CATEGORY 5 TECHNOLOGIES, INC.

By:	/s/ PAUL ANDERSON

Name: Paul Anderson
Title: Chief Executive Officer

MINDARROW SYSTEMS, INC.

By:	/s/ ROBERT WEBBER

Name: Robert Webber
Title: Chief Executive Officer

MINDARROW ACQUISITION CORP.

BY:	/s/ ROBERT WEBBER

NAME: ROBERT WEBBER
TITLE: PRESIDENT

APPENDIX B

FORM OF MASTER CONTINGENT WARRANT AGREEMENT

      This MASTER CONTINGENT WARRANT AGREEMENT, dated as of                     , 2002 (“Warrant Agreement”), is entered into between MINDARROW SYSTEMS, INC., a Delaware corporation (the “Company”), and U.S. STOCK TRANSFER CORPORATION, as Warrant Agent (the “Warrant Agent”).

      WHEREAS, in connection with the merger (the “Merger”) of Category 5 Technologies, Inc., a Nevada corporation (“C5”), with and into MindArrow Acquisition Corp., a Delaware corporation (“Merger Sub”), pursuant to that certain Agreement and Plan of Merger, dated as of July 12, 2002, by and among C5, the Company and Merger Sub, as amended effective August 9, 2002 (the “Merger Agreement”), the Company proposes to issue contingent warrants which will represent the right to acquire, in the event that the conditions to vesting are satisfied, up to 0.5 shares of Company Common Stock for each share of C5 common stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), subject to adjustment as provided herein; and

      WHEREAS, the Company desires to appoint the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act in connection with the issuance, transfer, exchange, replacement and exercise of the Contingent Warrant Certificates (as defined herein) and other matters as provided herein;

      NOW THEREFORE, in consideration of the foregoing and for the purpose of defining the terms and provisions of the Warrants and the respective rights and obligations thereunder of the Company and the holders from time to time of the Warrants, the Company and the Warrant Agent hereby agree as follows:

1.     DEFINITIONS

      As used in this Warrant Agreement, the following terms have the respective meanings set forth below:

      “Business Day” means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of California.

      “Common Stock” means (except where the context otherwise indicates) the common stock, $0.001 par value, of the Company, and any capital stock into which such common stock may hereafter be changed, whether as a result of any change in the capital structure of the Company or otherwise.

      “Contingent Warrant Certificate” means a certificate, substantially in the form of Exhibit A hereto, representing one or more Warrants held by a Holder. All Contingent Warrant Certificates shall at all times be identical as to terms and conditions and date, except as to the number of shares of Common Stock for which such Warrants may be exercised.

      “Effective Date” shall have the meaning ascribed to such term in the Merger Agreement.

      “Exercise Period” means the period during which the Warrants are exercisable pursuant to Section 2.1(a).

      “Exercise Price” means the price per share at which a share of Common Stock may be purchased pursuant to this Warrant, which shall be One Cent ($0.01), subject to adjustment in accordance with the terms hereof.

      “Expiration Date” means the one year anniversary of the Vesting Date.

      “GAAP” means generally accepted accounting principles in the United States of America as in effect on the applicable date of determination.

      “Holder” means the Person in whose name a Warrant or Warrants is registered on the books of the Company maintained by the Warrant Agent for such purpose.

      “Merger Agreement” means the Agreement and Plan of Merger, dated as of July 12, 2002, by and among C5, the Company and Merger Sub, as amended.

      “Person” means any individual, sole proprietorship, partnership, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

      “Vesting” shall occur upon an affirmative determination by a majority of the Board of Directors of the Company that the Vesting Condition has been satisfied. The Board of Directors shall make a determination as to whether the Vesting Condition has been satisfied no later than the earlier of September 30, 2003 or the time that MindArrow publicly announces its financial results for the period ending June 30, 2003.

      “Vesting Condition” means the achievement by the “ePenzio” division of C5 (or its successor division following the Merger) for the one year period ending June 30, 2003 of an EBITDA of at least $8,700,000. For purposes of this definition, “EBITDA” shall mean net income of the “ePenzio” division calculated in accordance with GAAP, plus interest, taxes, depreciation and amortization of the “ePenzio” division.

      “Vesting Date” shall mean the date that Vesting has occurred.

      “Warrant” means each of the warrants issued pursuant to this Warrant Agreement, which evidence the right, upon Vesting, to purchase up to 0.5 shares of Common Stock for each share of C5 common stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), subject to adjustment as provided herein and the other terms and conditions of the Merger Agreement, and all warrants issued upon transfer, division or combination of, or in substitution for, any thereof.

      “Warrant Price” means an amount equal to (a) the number of shares of Common Stock being purchased upon exercise of Warrants pursuant to Section 2.1, multiplied by (b) the Exercise Price.

      “Warrant Stock” means the shares of Common Stock that may be purchased by the Holders of the Warrants upon the exercise thereof, subject to adjustment in accordance with the terms hereof.

2.     EXERCISE OF WARRANT

      2.1     Manner of Exercise.

      (a) From and after the Vesting Date until 5:00 p.m. Pacific time on the Expiration Date, a Holder may exercise Warrants at any time and from time to time, on any Business Day, for all or any part of the number of shares of Common Stock purchasable by such Holder hereunder, provided, however, that this Warrant Agreement shall not be exercisable unless and until Vesting has occurred. If Vesting shall not have occurred as of the time provided therefor in this Warrant Agreement, then this Warrant Agreement shall expire as of such time.

      (b) The Company shall notify each Holder of record of a Warrant as to whether Vesting has occurred no later than ten (10) days after the date that the Board of Directors of the Company has determined whether the Vesting Condition has been satisfied, which determination shall be made in accordance with the time and the procedures provided therefor in this Warrant Agreement.

      (c) In order to exercise Warrants, a Holder shall deliver to the Warrant Agent at its principal office at 1745 Gardena Avenue, Glendale, California 91204-2491, or at the office or agency designated by the Company pursuant hereto, (i) a written notice of such Holder’s election to exercise such Warrants, which notice shall specify the number of shares of Common Stock to be purchased, (ii) payment of the Warrant Price and (iii) the Contingent Warrant Certificate in respect of the Warrants being exercised. Such notice shall be substantially in the form of the subscription form appearing at the end of this Warrant Agreement as Exhibit B, duly executed by such Holder or its agent or attorney. Upon receipt thereof, the Company shall, as promptly as practicable, and in any event within five Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to such Holder a certificate or certificates representing the aggregate number of full shares of Common Stock issuable upon such exercise, together with cash in lieu of any fraction of a share, as hereinafter provided. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as a Holder shall request in the notice and shall be registered in the name of such Holder or, subject to Section 3.1, such other name as shall be designated in the notice. If the Warrants represented by a Contingent Warrant Certificate shall have been exercised in part, the Warrant Agent shall, at the time of delivery of the certificate or certificates representing Warrant Stock, deliver to a Holder a new Contingent Warrant Certificate prepared by the Company evidencing the rights of such Holder to purchase the unpurchased shares of Common Stock called for by the Contingent Warrant Certificate surrendered, which new Contingent Warrant Certificate shall in all other respects be identical with the Contingent Warrant Certificate so surrendered. Notwithstanding any provision herein to the contrary, the Company shall not be required to register shares in the name of any Person who acquired Warrants or any Warrant Stock otherwise than in accordance with this Warrant Agreement. Payment of the Warrant Price shall be made by certified or official bank check.

      2.2     Payment of Taxes. All shares of Common Stock issuable upon the exercise of Warrants pursuant to the terms hereof shall be validly issued, fully paid and nonassessable and without any preemptive rights. The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issue or delivery thereof, unless such tax or charge is imposed by law upon a Holder, in which case such taxes or charges shall be paid by such Holder. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock issuable upon exercise of Warrants in any name other than that of a Holder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of the Company that no such tax or other charge is due.

      2.3     Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of any Warrants. As to any fraction of a share which a Holder of one or more Warrants, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the current market price per share of Common Stock on the date of exercise.

3.     TRANSFER, DIVISION AND COMBINATION

      3.1     Transfer. A Contingent Warrant Certificate may be transferred in whole or in part by any Holder and any successor transferee. The transfer shall be recorded on the books of the Company upon receipt by the Warrant Agent of a notice of transfer in the form attached hereto as Exhibit C, at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer.

      3.2     Division and Combination. A Contingent Warrant Certificate may be exchanged for a new Contingent Warrant Certificate and Warrants may be divided or combined with other Warrants upon presentation of the Contingent Warrant Certificate(s) therefor at the aforesaid office or agency of the Warrant Agent, together with a written notice specifying the names and denominations in which new Contingent Warrant Certificates are to be issued, signed by a Holder or its agent or attorney. Subject to compliance with this Section 3.2, as to any transfer which may be involved in such division or combination, the Warrant Agent shall, at the direction of the Company, execute and deliver a new Contingent Warrant Certificate(s) prepared by the Company in exchange for the Contingent Warrant Certificate(s) representing the Warrants to be divided or combined in accordance with such notice.

      3.3     Expenses. The Company shall prepare, issue and deliver at its own expense (other than transfer taxes) the new Contingent Warrant Certificates under this Section 3.

      3.4     Maintenance of Books. The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer of the Warrants.

4.     ADJUSTMENTS

      4.1     Adjustments. If the Company shall (a) pay a dividend in Common Stock or make a distribution in Common Stock, (b) subdivide its outstanding Common Stock, (c) combine its outstanding Common Stock into a smaller number of shares of Common Stock, (d) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (e) issue by reclassification of its Common Stock, spin-off, split-up, recapitalization, merger, consolidation or any similar corporate event or arrangement other securities of the Company, the kind and number of shares of Common Stock purchasable upon exercise of this Warrant shall be adjusted immediately prior to the exercise of this Warrant so that the Holder shall be entitled to receive the kind and number of shares or other securities of the Company to which the Holder would have been entitled to receive after the happening of any of the events described above had this Warrant been exercised immediately prior to the happening of such event or the record date with respect to such event. In case the Company shall take any action in respect of its Common Stock, other than any action described above in this Section 4, then the number of shares of Common Stock or other securities for which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances. Notwithstanding anything herein to the contrary, the Company shall not enter into any transaction which, by reason of any adjustment hereunder, would cause the Exercise Price to be less than the par value per share of Common Stock.

      4.2     Notice of Adjustments. Whenever an adjustment shall be made pursuant to Section 4, the Company shall prepare a certificate to be executed by the chief financial officer of the Company setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment was calculated, specifying the number of shares of Common Stock for which Warrants are exercisable and the number and kind of any other shares of stock or other property for which Warrants are exercisable, and any change in the purchase price thereof, after giving effect to such adjustment. The Company shall promptly cause a signed copy of such certificate to be delivered to each Holder in accordance with Section 8.2. The Company shall keep at its office copies of all such certificates and cause the same to be available for inspection at said office during normal business hours by any Holder or any prospective purchaser of Warrants designated by a Holder thereof.

5.	RESERVATION AND AUTHORIZATION OF COMMON STOCK; REGISTRATION WITH GOVERNMENTAL AUTHORITY

      From and after the Effective Date, the Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. All shares of Common Stock which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of this Warrant Agreement, shall be duly and validly issued and fully paid and nonassessable, and not subject to preemptive rights.

      If any shares of Common Stock required to be reserved for issuance upon exercise of Warrants require registration or qualification with any governmental authority or other governmental approval or filing under any federal or state law before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered.

6.	LOSS OR MUTILATION

      Upon receipt by the Company from any Holder of evidence satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of a Contingent Warrant Certificate and indemnity satisfactory to it, and in case of mutilation upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant of like tenor to such Holder.

7.	CONCERNING THE WARRANT AGENT

      The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth herein, and the Warrant Agent hereby accepts such appointment. The Warrant Agent undertakes the duties and obligations imposed by this Warrant Agreement upon the following terms and conditions, by which the Company and the Holders, by their acceptance of the Warrants, shall be bound:

      7.1     Correctness of Statements. The statements contained herein and in the Contingent Warrant Certificates shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action to be taken by it. The

Warrant Agent assumes no responsibility with respect to the distribution of the Contingent Warrant Certificates except as herein otherwise provided.

      7.2     Breach of Covenants. The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Warrant Agreement or in the Contingent Warrant Certificates.

      7.3     Reliance on Counsel. The Warrant Agent may consult at any time with counsel satisfactory to it (who shall not be counsel for the Company) and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel.

      7.4     Reliance on Documents. The Warrant Agent shall incur no liability or responsibility to the Company or to any Holder for any action taken in reliance on any Contingent Warrant Certificate, certificate of shares, notice, resolution, waiver, consent, order certificate, or other paper, document or instrument (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

      7.5     Compensation. The Company agrees to pay to the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in connection with the execution and administration of this Warrant Agreement, to reimburse the Warrant Agent for all expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in connection with the execution and administration of this Warrant Agreement to fully indemnify the Warrant Agent and save it harmless against any and all liabilities, claims, damages, losses and expenses, including judgments, costs and counsel fees and expenses, for anything done or omitted by the Warrant Agent in connection with the execution and administration of this Warrant Agreement, except as determined by a court of competent jurisdiction to have been caused by its own gross negligence, willful misconduct or bad faith.

      7.6     Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity satisfactory to it for any costs and expenses which may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as it may consider proper, whether with or without any such security and indemnity. All rights of action under this Warrant Agreement or under any of the Contingent Warrant Certificates may be enforced by the Warrant Agent without possession of any of the Contingent Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent, and any recovery of judgment shall be for the ratable benefit of itself and the Holders, as their respective rights or interests may appear.

      7.7     Liability of Warrant Agent. The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Warrant Agreement except for its own gross negligence, willful misconduct, or bad faith. In no event shall the Warrant Agent be liable (i) for any consequential, punitive or special damages, or (ii) for the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians. The Warrant Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Warrant Agent (including, but not limited to, any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility). The Warrant Agent shall not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to deliver any such document, security or endorsement.

      7.8     Adjustments to the Number of Warrant Shares. The Warrant Agent shall not at any time be under any duty or responsibility to any Holder to make or cause to be made any adjustment of the Exercise Price or number of the Warrant Shares deliverable as provided in this Warrant Agreement, or to determine whether any facts exist which may require any of such adjustments, or with respect to the nature or extent of any such adjustments, when made, or with respect to the method employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value or the kind or amount of any Warrant Shares or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or with respect to whether any such Warrant Shares or other securities will be when issued be validly issued and fully paid and nonassessable, and makes no representation with respect thereto.

      7.9     Change of Warrant Agent.

      (a) The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder (except liabilities arising as a result of the Warrant Agent’s own gross negligence, willful misconduct or bad faith) after giving 60 days’ notice in writing to the Company, except that such shorter notice may be given as the Company shall, in writing, accept as sufficient. At least 15 days prior to the date such resignation is to become effective, the Warrant Agent shall cause a copy of such notice of resignation to be mailed to the registered holder of each Contingent Warrant Certificate. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 60 days after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by any holder of a Warrant (who shall, with such notice, submit a copy of his Contingent Warrant Certificate for inspection by the Company), then the holder of any Warrants or the resigning Warrant Agent may apply, at the expense of the Company, to any court of competent jurisdiction for the appointment of a successor Warrant Agent.

      (b) The Warrant Agent may be removed by the Company at any time upon 30 days’ written notice to the Warrant Agent; provided, however, that the Company shall not remove the Warrant Agent until a successor Warrant Agent meeting the qualifications hereof shall have been appointed.

      (c) Any successor Warrant Agent, whether appointed by the Company or by a court, shall be a corporation organized, in good standing and doing business under the laws of the United States of America or any state thereof or the District of Columbia, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by Federal or state authority and having a combined capital and surplus of not less than $10,000,000. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further assurance, conveyance, act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent, the Company shall make, execute, acknowledge and deliver any and all instruments in writing to more fully and effectually vest in and conform to such successor Warrant Agent all such authority, powers, rights, immunities, duties and obligations. As soon as practicable after such appointment, the Company shall give notice thereof to the predecessor Warrant Agent, the registered holders of the Warrants and each transfer agent for the shares of its Common Stock. Failure to give such notice, or any defect therein, shall not affect the validity of the appointment of the successor Warrant Agent.

      (d) Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, shall be the successor Warrant Agent under this Warrant Agreement without any further act, provided that such corporation is eligible for appointment as a successor to the Warrant Agent. Any such successor Warrant Agent shall promptly cause notice of its succession as Warrant Agent to be mailed to the Company and to the registered holder of each Contingent Warrant Certificate. In case at the time such successor Warrant Agent shall succeed to the agency created by this Warrant Agreement, any of the Contingent Warrant Certificates shall have been countersigned but not delivered, any such successor Warrant Agent may adopt the countersignature of the original Warrant Agent and deliver such Contingent Warrant Certificates so countersigned, and in case at that time any of the Contingent Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Contingent Warrant

Certificate either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases Contingent Warrant Certificates shall have the full force provided in the Contingent Warrant Certificate and in this Warrant Agreement.

8.	MISCELLANEOUS

      8.1     Non-waiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of any Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies.

      8.2     Notice Generally. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Warrant Agreement shall be sufficiently given or made if in writing and either (i) delivered in person with receipt acknowledged, (ii) sent by registered or certified mail, return receipt requested, postage prepaid, or (iii) by telecopy and confirmed by telecopy answer back, addressed as follows:

(a) If to any Holder, at its last known address appearing on the books of the Company maintained by the Warrant Agent for such purpose;

(b) If to the Warrant Agent, 1745 Gardena Avenue, Glendale, CA 91204-2491, Attention: ; or

(c) If to the Company, at 2120 Main Street, Huntington Beach, CA 92648, Attention: Chief Financial Officer.

or at such other address as may be substituted by notice given as here in provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, telecopied and confirmed by telecopy answerback, or three Business Days after the same shall have been deposited in the United States mail. Failure or delay in delivering copies of any notice, demand, request, approval, declaration, delivery or other communication to the person designated above to receive a copy shall in no way adversely affect the effectiveness of such notice, demand, request, approval, declaration, delivery or other communication.

      8.3     Successors and Assigns. This Warrant Agreement and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company, the Warrant Agent and the successors and assigns of each Holder. The provisions of this Warrant Agreement are intended to be for the benefit of all Holders from time to time of a Warrant or Warrants, and shall be enforceable by any such Holder.

      8.4     Amendment. The Company and the Warrant Agent may from time to time supplement or amend this Warrant Agreement without the approval of any Holders in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions or change in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not adversely affect the interests of any Holder.

      8.5     Severability. Wherever possible, each provision of this Warrant Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Agreement.

      8.6     Headings. The headings used in this Warrant Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Agreement.

      8.7     Governing Law, Waiver of Jury Trial. This Warrant Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts executed and to be performed entirely within that state. EACH OF THE PARTIES HERETO HEREBY WAIVES TRIAL BY JURY IN AN ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR AGAINST IT ON ANY MATTERS WHATSOEVER, IN CONTRACTOR IN TORT, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS WARRANT AGREEMENT

      8.8     VENUE. Each party hereto hereby irrevocably submits to the personal jurisdiction of any state or federal court sitting in the State of California, County of Orange, in any suit, action or proceeding arising out of or relating to this Warrant Agreement. Each party hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which such party may raise now, or hereafter have, to the laying of the venue of any such suit, action or proceeding brought in such court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each party agrees that, to the fullest extent permitted by applicable law, a final judgment in any such suit, action, or proceeding brought in such a court shall be conclusive and binding upon such party, and may be enforced in any court of the jurisdiction in which such party is or may be subject by a suit upon such judgment, provided that service of process is effected upon such party in a manner permitted by applicable law.

      IN WITNESS WHEREOF, the Company and the Warrant Agent have caused this Warrant Agreement to be duly executed as of the date first written above.

MINDARROW SYSTEMS, INC.

By:

Name: Robert Webber
Title: Chief Executive Officer

U.S. STOCK TRANSFER CORPORATION

By:

Name:
Title:

EXHIBIT A

FORM OF CONTINGENT WARRANT CERTIFICATE

MINDARROW SYSTEMS, INC.

CUSIP NO.

Certificate No.:	Shares of Common Stock:

      THIS CERTIFIES THAT, for value received,                                              or registered assigns (the “Holder”), shall be entitled to purchase from MindArrow Systems, Inc., a Delaware corporation (the “Company”), at any time commencing on the Vesting Date until 5:00 p.m., Pacific time, on the Expiration Date, at a purchase price of $0.01 per share, the number of fully paid and nonassessable shares of Common Stock of the Company indicated at the beginning of this certificate, provided, however, that this Warrant shall not be exercisable unless and until Vesting has occurred. If Vesting shall not have occurred by the time provided therefor in the Warrant Agreement, then this Warrant shall expire. The number of shares for which this Warrant is exercisable and the Exercise Price are subject to adjustment from time to time, as set forth in the Warrant Agreement.

      Capitalized terms used in this Contingent Warrant Certificate but not defined herein shall have the meanings contained in the Master Contingent Warrant Agreement, dated as of                     , 2002, between the Company and the Warrant Agent (the “Warrant Agreement”).

      The Warrants represented hereby may be exercised in whole or in part by presentation of this Contingent Warrant Certificate with the Subscription Form included herein duly executed, and simultaneous payment of the Exercise Price multiplied by the number of shares of Common Stock being purchased upon exercise of Warrants, at the principal office of the Warrant Agent set forth below. Payment of such purchase price shall be made by certified or official bank check.

Warrant Agent:	U.S. Stock Transfer Corporation

1745 Gardena Avenue
Glendale, California 91204-2491
Attention:

The Warrants represented hereby are of a duly authorized issue of Warrants evidencing the right to purchase a total of shares of Common Stock under, and in accordance with, the terms and provisions of the Warrant Agreement. The Holder consents to all of the terms and provisions contained in the Master Contingent Warrant Agreement, a copy of which is available for inspection at the principal offices of the Company.

      Upon any partial exercise of the Warrants represented hereby, there shall be countersigned and issued to the Holder hereof a new Contingent Warrant Certificate in respect of the shares of Common Stock as to which the Warrants represented hereby shall not have been exercised. The Warrants represented hereby may be exchanged at the office of the Warrant Agent by surrender of this Contingent Warrant Certificate properly endorsed either separately or in combination with one or more other Contingent Warrant Certificates for one or more new Contingent Warrant Certificates representing Warrants entitling the Holder thereof to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants exchanged. No fractional shares will be issued upon the exercise of these Warrants. Subject to compliance with applicable securities laws, the Warrants represented hereby are transferable at the office of the Warrant Agent, in the manner and subject to the limitations set forth in the Warrant Agreement.

      The Holder hereof may be treated by the Company, the Warrant Agent and all other persons dealing with this Contingent Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding, and until such transfer on such books, the Company may treat the Holder hereof as the owner for all purposes.

      The Warrants represented hereby do not entitle any Holder hereof to any of the rights of a stockholder of the Company unless and until the Warrants are duly exercised.

      The Warrants represented hereby shall not be valid or obligatory for any purpose unless this Contingent Warrant Certificate shall have been countersigned by the Warrant Agent.

      THE VALIDITY, INTERPRETATION AND PERFORMANCE OF THIS CONTINGENT WARRANT CERTIFICATE SHALL BE GOVERNED BY THE LAW OF THE STATE OF CALIFORNIA APPLICABLE TO CONTRACTS MADE IN AND TO BE PERFORMED IN SUCH STATE.

      Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

Dated:                     , 2002

Countersigned and Registered:

as Warrant Agent

By:

Authorized Signature

MINDARROW SYSTEMS, INC.

By:

President

EXHIBIT B

SUBSCRIPTION FORM

      To be executed only upon exercise of a Warrant:

      The undersigned registered owner of the Warrant represented by Contingent Warrant Certificate No.           hereby irrevocably exercises Warrants for the purchase of                      shares of Common Stock of MINDARROW SYSTEMS, INC. and herewith makes payment therefor, all at the price and on the terms and conditions specified in the Warrant Agreement and requests that certificates for the shares of Common Stock hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to                          whose address is                               and, if such shares of Common Stock shall not include all of the shares of Common Stock issuable as provided in the Contingent Warrant Certificate, that a new Contingent Warrant Certificate of like tenor and date for the balance of the shares of Common Stock issuable thereunder be delivered to the undersigned.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(City)	(State) (Zip Code)

NOTICE:	The signature on this subscription form must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C

NOTICE OF TRANSFER

      FOR VALUE RECEIVED the undersigned registered owner of the Warrant represented by Contingent Warrant Certificate No.           hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the Warrant Agreement, with respect to the number of shares of Common Stock set forth below:

Name and Address of Assignee	No. of Shares of Common Stock

and does hereby irrevocably constitute and appoint                               attorney-in-fact to register such transfer on the books of MINDARROW SYSTEMS, INC. maintained for the purpose, with full power of substitution in the premises.

Dated	Print Name:
Signature:

Witness:

NOTICE:	The signature on this assignment must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

APPENDIX C

July 23, 2002

Board of Directors

MindArrow
2120 Main Street, Suite 200
Huntington Beach, CA 92648

Members of the Board:

      We understand that MindArrow Systems, Inc, a Delaware corporation, (“MindArrow” or the “Company”), MindArrow Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MindArrow (“Merger Sub”) and Category 5 Technologies, Inc., a Nevada corporation (“C5”) propose to enter into an Agreement and Plan of Merger (the “Agreement”), draft dated July 12, 2002, which provides, among other things, for C5 to be merged with and into Merger Sub (the “Merger”). Following the Merger, Merger Sub shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of C5 shall cease.

      Pursuant to the Merger, (i) each outstanding share of common stock of C5, other than shares of C5 common stock held in treasury of C5, held by any of C5’s wholly owned subsidiaries or held by MindArrow or any subsidiary of MindArrow, or shares of C5 common stock as to which dissenters’ rights have been perfected, will be converted into the right to receive a certain number of shares of MindArrow common stock, par value $.001, (“Mind Arrow Common Stock”) as determined by the formulas as set forth in the Agreement. Pursuant to the Agreement upon consummation of the Merger, MindArrow stockholders will own approximately 47.1% and C5 shareholders will own approximately 52.9% of the Company. It is contemplated that upon completion of the Merger, the Company shall be renamed. The transactions described in the preceding paragraphs are defined as the “Transaction.” The terms and conditions of the Transaction are set forth in more detail in the Agreement.

      You have requested our opinion as to the fairness from a financial point of view to MindArrow of the exchange ratio (the “Exchange Ratio”) of 2.30 shares of MindArrow common stock to be exchanged for each outstanding share of C5 common stock, par value $.001, pursuant to the Agreement.

      L. H. Friend, Weinress, Frankson & Presson, LLC (“Friend”), as part of its investment banking business, is continually engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been engaged to act as financial advisors to the Company’s Board of Directors in connection with the Merger and to advise the Board of Directors as to the fairness of the transaction. We have not participated in the negotiations leading to the Agreement. We have not been engaged by the Company to solicit third-party indications of interest for the acquisition of all or any part of the Company.

      In connection with formulating our opinion, we have, among other things:

(a) reviewed the draft Agreement and Plan of Merger dated July 12, 2002;

(b) reviewed the Company’s S-1 Registration Statement dated November 29, 1999; Annual Reports on Form 10-K for the fiscal years ended September 30, 2001 and September 30, 2000; Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, and December 31, 2001; Form 8-K dated June 12, 2002; and the Company’s Definitive Proxy Statement dated February 12, 2002;

(c) reviewed audited financial statements of C5 for the six months ended June 30, 2001 and for the years ended December 31, 2000 and 1999, C5’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, December 31, 2001 and September 30, 2001;

(d) reviewed audited financial statements for ePenzio, Inc. for the fiscal years ended December 31, 2000 and 1999;

Board of Directors
MindArrow
June 28, 2002

(e) reviewed certain internal financial statements and other financial and operating data concerning C5 prepared by the management of C5;

(f) examined certain financial projections dated April 10, 2002, of MindArrow on a stand-alone basis, as if the transaction had not occurred, as provided to Friend by the Company’s management;

(g) examined certain financial projections dated June 25, 2002, provided to Friend by the management of C5;

(h) discussed the past and current operations and financial condition and the prospects of our company with our senior executives, and conducted further limited interviews with certain members of our management;

(i) discussed the past and current operations and financial condition and the prospects of C5 with senior executives of C5, and conducted further limited interviews with certain members of C5 management;

(j) reviewed the reported prices and trading history of the Company’s common stock and C5’s common stock;

(k) compared the financial performance, financial projections and the prices and trading activity of the Company and of C5 with that of certain other comparable publicly-traded companies and their securities;

(l) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

(m) visited the Company’s management;

(n) visited C5’s headquarter facilities; and

(o) performed such other analyses and inquires and considered such other factors as we deemed appropriate.

      We have relied upon the representations of respective management and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and C5, and that there has been no material change in the assets, financial condition and business prospects of the Company or C5 since the date of the most recent financial statements made available to us.

      We have not independently verified the accuracy and completeness of the financial and other information supplied to us or publicly available and do not assume any responsibility with respect to it. We have relied upon the Company or counsel to the Company or upon C5 or counsel to C5, as the case may be, with respect to interpretations of the provisions contained in the constituent documents and related agreements of the Company or C5, respectively, and the application of applicable law to such documents. We have not made any independent appraisal of any of the properties or assets of the Company, or conducted any independent inquiry or investigation with respect to the Company or the Transaction. This opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof.

      Pursuant to a letter agreement dated as of June 5, 2002, the Company has agreed to pay Friend a fee for its services referred to above including rendering its Opinion, and have agreed to reimburse Friend for its reasonable expenses incurred in connection with its engagement by the Company upon delivery of Friend’s

Board of Directors
MindArrow
June 28, 2002

written Opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We, in the ordinary course of business, have from time to time provided, and in the future may continue to provide, investment banking, financial advisory and other related services to the Company and/or its affiliates, as the case may be, for which we have or will receive fees. In the ordinary course of business, we or our affiliates may trade in the equity securities of the Company for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is furnished solely for the benefit of the Company’s Board of Directors and may not otherwise be used or reproduced without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Transaction with the Securities and Exchange Commission and, subject to our prior review and consent, referred to therein. In addition, this opinion does not in any manner address the prices at which the MindArrow Common Stock will trade following consummation of the Merger and Friend expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders’ meeting held in connection with the Merger. This opinion is delivered to the MindArrow Board of Directors subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated June 5, 2002, and subject to the understanding that the obligations of Friend in the Merger are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Friend shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any recipient of this opinion. The Company has also agreed to indemnify Friend for certain liabilities that may arise out of rendering this opinion.

      As of the date hereof, based upon and subject to the foregoing, and based upon such other matters as we deemed relevant, it is our opinion that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to MindArrow.

Very truly yours,

L.H. FRIEND, WEINRESS,
FRANKSON & PRESSON, LLC

July 12, 2002

Category 5 Technologies, Inc.

2755 East Cottonwood Parkway, Suite 450
Salt Lake City, Utah 84121

Gentlemen:

      You have requested that we render our opinion as to the fairness, from a financial point of view, to the shareholders of Category 5 Technologies, a Nevada corporation (“Category 5”), of the merger (the “Merger”) of Category 5, with and into a wholly owned subsidiary of MindArrow Systems, Inc. (“MindArrow”), a Nevada corporation. Upon the effectiveness of the Merger, each of the outstanding shares of common stock, par value $.001 per share, of Category 5 shall be converted into 2.3 (the “Exchange Ratio”) shares of the common stock, par value $.001 per share, of MindArrow.

      SBI USA, LLC (the “Firm”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Category 5 and MindArrow, having conducted a due diligence review of both Category 5 and MindArrow in connection with the rendering of this opinion, and we participated in certain of the negotiations leading to the Merger Agreement.

      In connection with the review and analysis performed to render our opinion, among other things, we have:

i. Reviewed the periodic reports under Sections 13, 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain interim reports of Category 5 and MindArrow, as well as the financial statements prepared by the management of Category 5 and MindArrow;

ii. Reviewed certain internal financial analyses and forecasts for Category 5 and MindArrow prepared by its management;

iii. Held discussions with members of the senior management of Category 5 and MindArrow regarding the strategic rationale for, and potential benefits of, the transaction contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies and of the combined operations of Category 5 and MindArrow;

iv. Reviewed a draft copy of the Merger Agreement in the form provided to us by Category 5 and MindArrow;

v. Reviewed certain publicly available documents relating to Category 5 and MindArrow;

vi. Reviewed internal budgets and projections, marketing materials and press releases provided to us by Category 5 and MindArrow;

vii. Reviewed publicly available data and information for companies which we have determined to be comparable to Category 5 and MindArrow;

viii. Reviewed available research reports for companies which we have determined to be comparable to Category 5 and MindArrow;

ix. Reviewed the financial terms of other recent business combinations; and

x. Conducted such other financial analyses and examinations and considered such other financial, economic and market criteria as we have determined to be appropriate for purposes of this opinion.

      We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard,

D-1

we have assumed with Category 5’s consent that the financial forecasts provided by the respective managements of Category 5 and MindArrow have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of Category 5 and MindArrow. We have assumed that the transaction contemplated by the Merger Agreement will be accounted for as a purchase under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Category 5 in connection with its consideration of the transaction contemplated by the Agreement.

      Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to holders of the Category 5 Common Stock.

      This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent and this opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote in connection with the proposed Merger. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of the Firm hereunder are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of the Firm shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

      We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to revise our opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

      We have been engaged to render financial advisory services to Category 5 in connection with the Merger and will receive a fee for our services, none of which is contingent upon the consummation of the Merger. We will also receive a fee in connection with the delivery of this opinion. In the ordinary course of business, we may hold or actively trade the equity securities of Category 5 and MindArrow for our own account or for the account of customers and, accordingly may at any time hold a long or short position in such securities.

      We hereby consent to the use of this opinion in any public disclosure of Category 5 in which it is required by law, rule, or regulation to be disclosed.

Very Truly Yours,

SBI USA, LLC

By:	/s/ SHELLY SINGHAL

Shelly Singhal
MANAGING DIRECTOR

D-2

APPENDIX E

Nevada Revised Statutes Sections 92A.300 through 92A.500, Inclusive

RIGHTS OF DISSENTING OWNERS

      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

      (Added to NRS by 1995, 2086)

      NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

      (Added to NRS by 1995, 2087)

      NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

      (Added to NRS by 1995, 2087; A 1999, 1631)

      NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (Added to NRS by 1995, 2087)

      NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

      (Added to NRS by 1995, 2087)

      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

      (Added to NRS by 1995, 2087)

      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

      1.     Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

      2.     Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

      (Added to NRS by 1995, 2088)

      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

      1.     Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

      2.     A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

      (Added to NRS by 1995, 2087; A 2001, 1414, 3199)

      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

      1.     There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

      2.     There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.’

      (Added to NRS by 1995, 2088)

      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

      1.     A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

      2.     A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

      (Added to NRS by 1995, 2089)

      NRS 92A.410 Notification of stockholders regarding right of dissent.

      1.     If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

      2.     If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

      (Added to NRS by 1995, 2089; A 1997, 730)

      NRS 92A.420 Prerequisites to demand for payment for shares.

      1.     If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

      2.     A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2089; 1999, 1631)

      NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

      1.     If a proposed corporate action creating dissenters’ rights is authorized at a stockholders’ meeting, the subject corporation shall deliver a written dissenter’s notice to all stockholders who satisfied the requirements to assert those rights.

      2.     The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089)

      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

      1.     A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

      2.     The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

      3.     The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2090; A 1997, 730)

      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

      1.     The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

      2.     The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

      (Added to NRS by 1995, 2090)

      NRS 92A.460 Payment for shares: General requirements.

      1.     Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

      2.     The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.

      (Added to NRS by 1995, 2090)

      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

      1.     A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

      2.     To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.

      (Added to NRS by 1995, 2091)

      NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

      1.     A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

      2.     A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

      (Added to NRS by 1995, 2091)

      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

      1.     If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      2.     A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

      3.     The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      4.     The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      5.     Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

      (Added to NRS by 1995, 2091)

      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

      1.     The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

      2.     The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

      3.     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

      4.     In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

      5.     This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

      (Added to NRS by 1995, 2092)

APPENDIX F

VOTING AGREEMENT OF

MINDARROW STOCKHOLDERS

      [The form of Voting Agreement of MindArrow stockholders can be found at Exhibit A2 to Appendix A of this joint proxy statement/prospectus.]

F-1

Appendix G

VOTING AGREEMENT OF

CATEGORY 5 STOCKHOLDERS

      [The form of Voting Agreement of Category 5 stockholders can be found at Exhibit A1 to Appendix A of this joint proxy statement/ prospectus.]

G-1

APPENDIX H

FORM OF CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
MINDARROW SYSTEMS, INC.

      MindArrow Systems, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law,

      DOES HEREBY CERTIFY:

      FIRST: That at a duly held meeting of the Board of Directors of MindArrow Systems, Inc., at which a quorum was present, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article I of the Amended and Restated Certificate of Incorporation of this corporation be, and it hereby is, amended and restated to read in its entirety as follows:

“The name of the corporation is Avalon Digital Marketing Systems, Inc. (the “Corporation”).”

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of this corporation be, and it hereby is, amended such that the following be added at the end of the first paragraph thereof:

“Immediately upon the amendment of this Article IV as herein set forth (the “Effective Time”), every ten (10)(*) shares of Common Stock outstanding immediately prior to the Effective Time shall be, without further action by the Corporation or any of the holders thereof, automatically combined and converted into one (1) share of Common Stock. The authorized shares of the Corporation shall remain as set forth in this Certificate of Incorporation. No scrip or fractional shares will be issued by reason of this amendment. A holder otherwise entitled to receive a fractional share as a result of such combination shall receive instead one validly issued, fully paid and nonassessable share of Common Stock of the Corporation as of the effective date of the foregoing combination.”

      SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the Delaware General Corporation Law, at which meeting the necessary number of shares was voted in favor of the amendment.

      THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

      IN WITNESS WHEREOF, MindArrow Systems, Inc. has caused this certificate to be signed by its President this                day of                           , 2002.

By:

Name: Michael Friedl
Title: Secretary

*	As described in the attached proxy statement, if this proposal is approved by stockholders, the final amount of the reverse stock split, up to a maximum of one for ten, will be determined by the board of directors.

H-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification Of Directors And Officers

      Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s fiduciary duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. MindArrow’s Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

      Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

      MindArrow’s Certificate of Incorporation, which is incorporated by reference into this Registration Statement, provides indemnification of directors and officers of MindArrow to the fullest extent permitted by the DGCL.

Item 21.     Exhibits And Financial Statement Schedules

      (a) Exhibits

Exhibit
No.	Exhibit

2.1	Agreement and Plan of Merger, as amended (included as Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation of MindArrow (to be filed by amendment).
3.2
Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of MindArrow (included as Appendix H to the joint proxy statement/prospectus filed as part of this registration statement).

3.3	Bylaws of MindArrow, as amended (filed as Exhibit 3.2 to Registrant’s Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference).
4.1
Specimen stock certificate representing common stock of MindArrow (filed as Exhibit 4.2 to the registration statement on Form S-1 (Reg. No. 333-91819) filed by the Registrant on November 30, 1999 and incorporated herein by reference).

4.2	Form of Master Contingent Warrant Agreement (included as Appendix B to the joint proxy statement/ prospectus filed as part of this registration statement).

Exhibit
No.	Exhibit

4.3	Form of Voting Agreement of MindArrow stockholders (included as Exhibit A2 to Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
4.4	Form of Voting Agreement (included as Exhibit A1 to Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
5.1	Form of legal opinion of Morrison & Foerster LLP (to be filed by amendment).
8.1	Form of legal opinion of Morrison & Foerster LLP as to tax matters.
8.2	Form of legal opinion of Snell & Wilmer, L.L.P. as to tax matters (to be filed by amendment).
21.1	Subsidiaries of MindArrow consist of Fusionactive, Ltd., Zap International, Inc. and Control Commerce, Inc.
23.1	Consent of Grant Thornton LLP, independent public accountants.
23.2	Consent of Tanner & Co. LLP, independent public accountants.
23.3	Consent of Morrison & Foerster LLP (included in their opinion filed as Exhibit 8.1).
23.4	Consent of Snell & Wilmer, L.L.P. (included in their opinion filed as Exhibit 8.2).
23.5	Consent of L.H. Friend, Weinress, Frankson & Presson, LLC (included in their opinion included as Appendix C to the joint proxy statement/ prospectus filed as part of this registration statement).
23.6	Consent of SBI USA, LLC.
99.1	Form of proxy of MindArrow Systems, Inc..
99.2	Form of proxy of Category 5 Technologies, Inc. (to be filed by amendment).

Item 22.     Undertakings

      (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The undersigned Registrant undertakes that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (6) The undersigned Registrant hereby undertakes: To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (7) The undersigned Registrant hereby undertakes: That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (8) The undersigned Registrant hereby undertakes: To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntington Beach, State of California, on August 27, 2002.

MINDARROW SYSTEMS, INC.

By:	/s/ ROBERT I. WEBBER

______________________________________ Name: Robert I. Webber
Title: President and Chief Executive Officer

      The undersigned hereby constitutes and appoints Robert I. Webber and Michael R. Friedl, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-4 in connection with the offering of common stock by the registrant and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on August 27, 2002.

Signature	Title

/s/ ROBERT I. WEBBER Robert I. Webber	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ MERV ADELSON Merv Adelson	Director

/s/ BRUCE MAGGIN Bruce Maggin	Director

/s/ JOSEPH N. MATLOCK, JR. Joseph N. Matlock, Jr.	Director

/s/ JOEL SCHOENFELD Joel Schoenfeld	Director

/s/ BRUCE STEIN Bruce Stein	Director

/s/ MICHAEL R. FRIEDL Michael R. Friedl	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
No.	Exhibit

2.1	Agreement and Plan of Merger, as amended (included as Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation of MindArrow (to be filed by amendment).
3.2
Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of MindArrow (included as Appendix H to the joint proxy statement/prospectus filed as part of this registration statement).

3.3	Bylaws of MindArrow, as amended (filed as Exhibit 3.2 to Registrant’s Report on Form 10-Q for the period ended June 30, 2001 and incorporated herein by reference).
4.1
Specimen stock certificate representing common stock of MindArrow (filed as Exhibit 4.2 to the registration statement on Form S-1 (Reg. No. 333-91819) filed by the Registrant on November 30, 1999 and incorporated herein by reference).

4.2	Form of Master Contingent Warrant Agreement (included as Appendix B to the joint proxy statement/ prospectus filed as part of this registration statement).
4.3	Form of Voting Agreement of MindArrow stockholders (included as Exhibit A2 to Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
4.4	Form of Voting Agreement of Category 5 stockholders (included as Exhibit A1 to Appendix A to the joint proxy statement/prospectus filed as part of this registration statement).
5.1	Form of legal opinion of Morrison & Foerster LLP (to be filed by amendment).
8.1	Form of legal opinion of Morrison & Foerster LLP as to tax matters.
8.2	Form of legal opinion of Snell & Wilmer, L.L.P. as to tax matters (to be filed by amendment).
21.1	Subsidiaries of MindArrow consist of Fusionactive, Ltd., Zap International, Inc. and Control Commerce, Inc.
23.1	Consent of Grant Thornton LLP, independent public accountants.
23.2	Consent of Tanner & Co. LLP, independent public accountants.
23.3	Consent of Morrison & Foerster LLP (included in their opinion filed as Exhibit 8.1).
23.4	Consent of Snell & Wilmer, L.L.P. (included in their opinion filed as Exhibit 8.2).
23.5	Consent of L.H. Friend, Weinress, Frankson & Presson, LLC (included in their opinion included as Appendix C to the joint proxy statement/ prospectus filed as part of this registration statement).
23.6	Consent of SBI USA, LLC.
99.1	Form of proxy of MindArrow Systems, Inc.
99.2	Form of proxy of Category 5 Technologies, Inc. (to be filed by amendment).